October 15, 2001



VIA ELECTRONIC FILING

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

         Re:      First Banks, Inc. / First Preferred Capital Trust III

Gentlemen:

         Attached for electronic filing, please find a Registration Statement on Form S-2 related to Preferred Securities of First Preferred Capital Trust III, Subordinated Debentures of First Banks, Inc. and Guarantee of First Banks, Inc. (the "Company").

         On September 20, 2001, the Company submitted a written request to the Office of Chief Counsel (Ms. Patricia Miller) to obtain a waiver of the eligibility requirements for the use of Form S-2. The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, was inadvertently filed one day late due to an oversight. The Office of Chief Counsel (Ms. Patricia Miller) granted the Company's waiver of the eligibility requirements for the use of Form S-2 on September 25, 2001.

         If you have any  questions  or  comments,  please call John  Daniels at
(214) 368-9405 or me at (214) 953-5801.

                                                     Very truly yours,

                                                     /s/ James S. Ryan, III
                                                     ----------------------
                                                     James S. Ryan, III


cc:      Allen H. Blake
         Lisa K. Vansickle
         Frederick W. Scherrer
         Gregory A. Billhartz
         Alicia P. Boston

     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 15, 2001
================================================================================

                                                  Registration No. 333-
                                                  Registration No. 333-       01
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

--------------------------------------------------------------------------------
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

--------------------------------------------------------------------------------
         FIRST BANKS, INC.                   FIRST PREFERRED CAPITAL TRUST III
    (Exact Name of Registrant                  (Exact name of Co-Registrant
    as specified in its charter)                as specified in its charter)
              MISSOURI                                    DELAWARE
  (State or other jurisdiction of            (State or other jurisdiction of
       incorporation or organi                incorporation or organization)
                 43-1175538                          APPLIED FOR
    (I.R.S. Employer Identification        (I.R.S. Employer Identification No.)
            135 North Meramec, Clayton, Missouri 63105 (314) 854-4600
   (Address, including zip code, and telephone number, including area code, of registrant's and co-registrant's principal executive office)
--------------------------------------------------------------------------------
                                 ALLEN H. BLAKE
    President, Chief Operating Officer, Chief Financial Officer and Secretary
                                First Banks, Inc.
                          600 James S. McDonnell Blvd.
                            Hazelwood, Missouri 63042
                                 (314) 592-5000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
--------------------------------------------------------------------------------

                                 With copies to:
            JOHN S. DANIELS, ESQ.                      JAMES S. RYAN, III, ESQ.                   FREDERICK W. SCHERRER, ESQ.
        6440 North Central Expressway                    Jackson Walker L.L.P.                           Bryan Cave LLP
                  Suite 503                           901 Main Street, Suite 6000                211 North Broadway, Suite 3600
             Dallas, Texas 75206                          Dallas, Texas 75202                    St. Louis, Missouri 63102-2750
               (214) 368-9405                               (214) 953-6000                               (314) 259-2000


     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.
     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box.
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.


                         CALCULATION OF REGISTRATION FEE
============================================================ ================= ===================== ==================== ==========

                                                                               Proposed Maximum     Proposed Maximum     Amount of
                  Title of Each Class of                       Amount to be     Offering Price     Aggregate Offering   Registration
                Securities To Be Registered                   Registered(1)        Per Unit             Price(1)         Fee(1) (2)
------------------------------------------------------------ ----------------- --------------------- -------------------- ----------
------------------------------------------------------------ ----------------- --------------------- -------------------- ----------
Preferred Securities of First Preferred Capital Trust III       1,840,000           $25.00             $46,000,000         $11,500
------------------------------------------------------------ ----------------- --------------------- -------------------- ----------
------------------------------------------------------------ ----------------- --------------------- -------------------- ----------
Subordinated Debentures of First Banks, Inc.(3).........          (3)(4)                -                     -                 -
------------------------------------------------------------ ----------------- --------------------- -------------------- ----------
------------------------------------------------------------ ----------------- --------------------- -------------------- ----------
Guarantee of First Banks, Inc., with respect to Preferred          (4)                  -                     -                 -
    Securities(4).......................................
============================================================ ================= ===================== ==================== ==========
(1)Includes 240,000 Preferred Securities which may be sold by First Preferred Capital Trust III to cover over-allotments.
(2)Calculated pursuant to Rule 457 under the Securities Act of 1933.
(3)The Subordinated Debentures will be purchased by First Preferred Capital Trust III with the proceeds from the sale of the
   Preferred Securities. Such securities may later be distributed for no additional consideration to the holders of the Preferred
   Securities of First Preferred Capital Trust III upon its dissolution and the distribution of its  assets.
(4)This Registration Statement is deemed to cover the Subordinated Debentures of First Banks, Inc., the rights of holders of
   Subordinated Debentures of First Banks, Inc. under the Indenture, and the rights of holders of the Preferred Securities under the
   Trust Agreement, the Guarantee and the Expense Agreement entered into by First Banks, Inc. No separate consideration will be received from the Guarantee.

         The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
====================================================================================================================================

                  SUBJECT TO COMPLETION, DATED OCTOBER 15, 2001
PROSPECTUS
                         1,600,000 Preferred Securities

                        FIRST PREFERRED CAPITAL TRUST III

                     % Cumulative Trust Preferred Securities
                 (Liquidation Amount $25 Per Preferred Security)

                Fully, irrevocably and unconditionally guaranteed on a subordinated basis, as described in this prospectus, by

                                FIRST BANKS, INC.
                                -----------------

         The preferred securities represent undivided beneficial interests in the assets of First Preferred Capital Trust III. The trust will invest all of the proceeds of this offering of preferred securities to purchase % subordinated debentures due 2031 of First Banks, Inc.

         For each of the preferred securities that you own, you will receive cumulative cash distributions at an annual rate of % on March 31, June 30, September 30 and December 31 of each year, beginning December 31, 2001 from payments on the subordinated debentures. We may defer payments of distributions at any time for up to 20 consecutive quarters. The preferred securities are effectively subordinated to all of our senior and subordinated indebtedness and that of our subsidiaries. The subordinated debentures mature and the preferred securities must be redeemed by December 31, 2031. The trust may redeem the preferred securities, at a redemption price of $25 per preferred security plus accrued and unpaid distributions, at any time on or after December 31, 2006, or earlier under circumstances specified in this prospectus.

         We have applied to have the preferred securities designated for inclusion in the Nasdaq National Market under the symbol "FBNKM." Trading is expected to commence on or prior to the delivery of the preferred securities.
                        ---------------------------

Investing in the preferred securities involves risks. See "Risk Factors" beginning on page 9.

         The preferred securities are not savings accounts, deposits or obligations of any bank and are not insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation or any other governmental agency.

                                                 Per Preferred
                                                   Security          Total
                                                 -------------    -----------
Public offering price.......................        $25.00        $40,000,000
Proceeds to the trust.......................        $25.00        $40,000,000

         This is a firm commitment underwriting. First Banks will pay underwriting commissions of $ per preferred security, or a total of $ , for arranging the investment in our subordinated debentures. The underwriters have been granted a 30-day option to purchase up to an additional 240,000 preferred securities to cover over-allotments, if any.

--------------------------------------------------------------------------------
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

Stifel, Nicolaus & Company
         Incorporated
                               Dain Rauscher Wessels
        , 2001                                            Fahnestock & Co. Inc.


                                                  FIRST BANKS, INC. AND SUBSIDIARIES
                                                         Map of Locations



                                                        As of June 30, 2001
                             -------------------------------------------------------------------------------
                                                             First Bank
                             -------------------------------------------------------------------------------
                                                                                               Central
                                                                                                 and
                                   Metro              Regional             Southern           Northern
                                  Missouri            Missouri             Illinois           Illinois
[GRAPHIC OMITTED]
                             Arnold                Beaufort            Belleville            Bartonville
                             Ballwin               Bismarck            Breese                Canton
                             Chesterfield (2)      Dutzow              Carbondale            Chicago
                             Clayton               Fulton              Chester (2)           Galesburg (2)
                             Creve Coeur (3)       Gerald              Columbia              Havana
                             Ellisville            Hermann             Fairview Heights      Hillside
                             Florissant (3)        Middletown          Granite City          Jacksonville
                             Kirkwood              Montgomery City     Greenville            Knoxville
                             Lake St. Louis        Morrison            Johnston City         Peoria (4)
                             Manchester            Owensville          Lawrenceville (2)     Pittsfield
                             O'Fallon              Park Hills (2)      O'Fallon              Quincy (2)
                             Shrewsbury            Warrenton           Red Bud               Roodhouse
                             St. Charles (3)       Washington          Salem (2)             Springfield
                             St. Louis City (3)    Wentzville          Shiloh                Sterling
                             St. Louis County (3)                      Valmeyer              Winchester
                             St. Peters                                Vandalia
                             Warson Woods                              Waterloo
                             Webster Groves                            West Frankfort (2)




                                                    First Bank & Trust
                             -------------------------------------------------------------------------------
                                Southern             Northern
                                California          California           Texas

                             Beverly Hills         Campbell            Dallas
                             Encino                Concord             Irving
                             Fountain Valley       Fairfield           McKinney
                             Fullerton             Napa                Houston (3)
[GRAPHIC OMITTED]            Gardena               Oakland
                             Huntington Beach (2)  Rancho Cordova
                             Irvine                Roseville (2)
                             Laguna Niguel         Sacramento
                             Lakewood              San Francisco (4)
                             Long Beach (3)        San Jose
                             Los Angeles (2)       San Mateo
                             Malibu                San Pablo
                             Marina del Rey        San Rafael
                             Newport Beach         Vallejo
                             Santa Barbara         Walnut Creek
                             Santa Maria
                             Solvang
                             Torrance
                             Ventura
                             Westlake Village
                             Woodland Hills

                                     SUMMARY

         This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus. Because this is a summary, it may not contain all of the information that is important to you. Therefore, you should also read the more detailed information set forth in this prospectus, our financial statements and the other information that is incorporated by reference in this prospectus. Unless otherwise indicated, the information in this prospectus assumes that the underwriters will not exercise their option to purchase additional preferred securities to cover over-allotments.

                                First Banks, Inc.

Who We Are

         First Banks, Inc. is a registered bank holding company incorporated in Missouri and headquartered in St. Louis County, Missouri. Through the operation of our subsidiaries, we offer a broad array of financial services to consumer and commercial customers. Over the years, our organization has grown significantly, primarily as a result of our acquisition strategy, as well as through internal growth. We currently have banking operations in California, Illinois, Missouri and Texas. As of June 30, 2001, we had total assets of $5.90 billion, loans, net of unearned discount, of $4.86 billion, total deposits of $4.99 billion and total stockholders' equity of $396.4 million.

         Through our subsidiary banks, we offer a broad range of commercial and personal deposit products, including demand, savings, money market and time deposit accounts. In addition, we market combined basic services for various customer groups, including packaged accounts for more affluent customers, and sweep accounts, lock-box deposits and cash management products for commercial customers. We also offer both consumer and commercial loans. Consumer lending includes residential real estate, home equity and installment lending. Commercial lending includes commercial, financial and agricultural loans, real estate construction and development loans, commercial real estate loans, asset-based loans, commercial leasing and trade financing. Other financial services offered include mortgage banking, debit cards, brokerage services, credit-related insurance, automated teller machines, telephone banking, safe deposit boxes, escrow and bankruptcy deposit services, stock option services, and trust, private banking and institutional money management services.

         We operate through two subsidiary banks, as follows:

                                                                                                  Total Assets
                                                        Geographic(Number of)Locations            at June 30,
                                 Name                            at June 30, 2001                     2001
       ---------------------------------------------   ----------------------------------   --------------------
                                                                                             (dollars expressed
                                                                                                in thousands)

       First Bank                                       Missouri (44) and Illinois (42)           $3,244,560
       First Banks America, Inc., and its
          subsidiary:                                    California (44) and Texas (6)             2,628,378
            First Bank & Trust

         Acquisitions may serve to enhance our presence in a given market, to expand the extent of our market area or to enable us to enter into new or noncontiguous markets. Initially, we made acquisitions solely within Missouri and Illinois. However, in the early 1990's, the pricing of acquisitions in these areas escalated beyond the levels we believed were desirable, causing us to explore acquisitions in other markets. As a result, in 1994 we acquired a bank in Texas with total assets of $367.0 million, and between January 1, 1996 and December 31, 2000, we completed 21 acquisitions in California, with total assets of approximately $2.1 billion. In addition, in February 2000, we acquired certain assets and assumed certain liabilities of First Capital Group, Inc., a commercial leasing company headquartered in Albuquerque, New Mexico. We currently have two agreements to acquire two more banks in California, which have combined total assets of approximately $385.8 million, and two agreements to acquire two more banking companies in Illinois, which have combined total assets of approximately $616.4 million. We expect the transactions in California and one of the transactions in Illinois to close during the fourth quarter of 2001 and the other transaction in Illinois to close during the first quarter of 2002.

         Our subsidiary banks are wholly owned by their respective parent companies. We owned 93.16% of First Banks America, Inc., or FBA, at June 30, 2001.

         Various trusts, which were created by and are administered by and for the benefit of Mr. James F. Dierberg, our Chairman of the Board and Chief Executive Officer, and his adult children, own all of our voting stock. Mr. Dierberg and his family, therefore, control our management and policies.

Growth Strategy

         We believe significant opportunities exist for financial organizations to grow and prosper by delivering quality products and by providing personal service to individuals and small to mid-sized businesses. Consequently, we emphasize continually improving the knowledge and skills of our people, enhancing our service quality, and making our services competitive in the marketplace and convenient to our customers. By combining these attributes, we believe we can realize many of the efficiencies available to larger organizations and still provide the opportunity for customers to receive the personalized service that they find attractive in smaller organizations.

         At the same time, we recognize that consolidation within the banking industry and increasing competition from substantially larger banks, as well as organizations other than banks, create pressures on interest margins and operating costs. We believe that to counteract these pressures we must operate efficiently and achieve a greater long-term growth rate than can be accomplished solely by our marketing and business development efforts. Therefore, we supplement these growth efforts with acquisitions of other financial services entities.

         Primary responsibility for managing our subsidiary banking units rests with the officers and directors of each unit. However, in keeping with our policy, we centralize overall corporate policies, procedures and administrative functions and provide operational support functions for our subsidiaries. This practice allows us to achieve operating efficiencies while allowing our subsidiary banking units to focus on customer service.

Financial Summary

         To support our growth strategy, we emphasize consistent earnings performance, as well as retaining and investing those earnings. Consequently, we have never paid, and have no present intention of paying, dividends on our common stock. Furthermore, since 1999 to the present, the dividends paid on our Class A and B preferred stock has represented less than 2.0% of our net income before dividends. As a result, between December 31, 1996 and December 31, 2000, our common stockholders' equity grew at a compound annual growth rate of approximately 16.5%.




                                                       Compound
                                                       Growth or
                                                        Average
                                                        for the
                                                      Five Years
                                  As of or for the      Ended
                                  Six Months Ended     December
                                      June 30,            31,             As of or for the Year Ended December 31,
                                  -----------------   ------------------------------------------------------------------
                                  2001       2000       2000(1)      2000       1999       1998       1997        1996
                                  ----       ----       -------      ----       ----       ----       ----        ----
                                                               (dollars in thousands)

Net income....................  $   20,251     29,259      29.1%  $   56,107     44,178     33,510     33,027       20,218
Loans, net of unearned
     discount.................   4,861,943  4,326,393      14.5    4,752,265  3,996,324  3,580,105  3,002,200    2,767,969
Total assets..................   5,904,203  5,180,472      12.3    5,876,691  4,867,747  4,554,810  4,165,014    3,689,154
Common stockholders' equity...     383,341    308,977      16.5      339,783    281,842    250,300    218,474      184,439
Total stockholders' equity....     396,404    322,040       8.8      352,846    294,905    263,363    231,537      251,389
Return on average total
     stockholders' equity(2)..       10.78%     19.24%     19.9%       17.43%     15.79%     13.64%     12.91%        8.43%
Number of locations...........         136        137       --           140        135        135        131          126

---------------------
(1)  For the period indicated, these figures represent compound annual growth rates of net income, loans, net of unearned discount, total assets, common stockholders' equity, total stockholders' equity and return on average total stockholders' equity.
(2)  Ratios for the six-month period are annualized.

         Our address is 135 North Meramec, Clayton, Missouri 63105, and our telephone number is (314) 854-4600.

                       First Preferred Capital Trust III

         We recently formed the trust as an additional financing subsidiary. Upon issuance of the preferred securities offered by this prospectus, the purchasers in this offering will own all of the issued and outstanding preferred securities of the trust. In exchange for our capital contribution to the trust, we will own all of the common securities of the trust. The trust exists exclusively for the following purposes:

        o     issuing the preferred securities to the public for cash;

        o     issuing the common securities to us;

        o     investing the proceeds from the sale of the preferred and common
              securities in an equivalent amount of      % subordinated
              debentures due December 31, 2031, to be issued by us; and

        o     engaging in activities that are incidental to those listed above.

         The trust's address is 135 North Meramec, Clayton, Missouri 63105, and its telephone number is (314) 854-4600.

                                  The Offering


The issuer..........................    First Preferred Capital Trust III

Securities being offered............    1,600,000 preferred securities, which
                                        represent preferred undivided
                                        beneficial interests in the assets of
                                        the trust. Those assets will consist
                                        solely of the subordinated debentures
                                        and payments received on the
                                        subordinated debentures. The trust will
                                        sell the preferred securities to the
                                        public for cash. The trust will use that cash to buy the subordinated debentures from us.

Offering price......................    $25 per preferred security.

When we will pay distributions
     to you.........................    Your purchase of the preferred
                                        securities entitles you to receive
                                        cumulative cash distributions at a %
                                        annual rate. Distributions will
                                        accumulate from the date the trust
                                        issues the preferred securities and will
                                        be paid quarterly on March 31, June 30,
                                        September 30 and December 31 of each
                                        year, beginning December 31, 2001. As
                                        long as the preferred securities are
                                        represented by a global security, the
                                        record date for distributions on the
                                        preferred securities will be the
                                        business day prior to the distribution
                                        date. We may defer the payment of cash
                                        distributions, as described below.
When we must redeem the preferred
     securities.....................    The subordinated debentures will mature
                                        and the preferred securities must be
                                        redeemed by December 31, 2031. We have
                                        the option, however, to shorten the
                                        maturity date to a date not earlier than December 31, 2006. We will not shorten the maturity date unless we have received the prior approval of the Board of Governors of the Federal
                                        Reserve System, if required.

Redemption of the preferred
     securities before December 31,
     2031 is possible...............    The trust must redeem the preferred
                                        securities when the subordinated
                                        debentures are paid at maturity or upon
                                        any earlier redemption of the
                                        subordinated debentures. We may redeem
                                        all or part of the subordinated
                                        debentures at any time on or after
                                        December 31, 2006. In addition, we may
                                        redeem, at any time, all of the
                                        subordinated debentures if:

                                        o       the interest we pay on the
                                                subordinated debentures is no
                                                longer deductible by us for
                                                federal income tax purposes,
                                                the trust becomes subject to
                                                federal income tax, or the trust
                                                becomes or will become subject
                                                to certain other taxes or
                                                governmental charges;

                                        o       existing laws or regulations
                                                change in a manner requiring
                                                the trust to register as an
                                                investment company; or

                                        o       the capital adequacy guidelines
                                                of the Federal Reserve change so
                                                that the preferred securities
                                                are not eligible to be counted
                                                as Tier I capital.

                                        We may also redeem the subordinated
                                        debentures at any time, and from time to time, in an amount equal to the liquidation amount of any preferred securities we purchase, plus a proportionate amount of common securities of the trust, but only in exchange for a like amount of the preferred securities and common securities of the trust then owned by us.

                                        Redemption of the subordinated
                                        debentures prior to maturity will be
                                        subject to the prior approval of the
                                        Federal Reserve, if approval is then
                                        required. If your preferred securities
                                        are redeemed by the trust, you will
                                        receive the liquidation amount of $25
                                        per preferred security, plus any accrued and unpaid distributions to the date of redemption.

We have the option to
     extend the interest
     payment period.................    The trust will rely solely on payments
                                        made by us under the subordinated
                                        debentures to pay distributions on the
                                        preferred securities. As long as we
                                        are not in default under the indenture
                                        relating to the subordinated debentures, we may, at one or more times, defer interest payments on the subordinated debentures for up to 20 consecutive quarters, but not beyond December 31, 2031. If we defer interest payments on the subordinated debentures:

                                        o       the trust will also defer
                                                distributions on the preferred
                                                securities;

                                        o       the distributions you are
                                                entitled to will accumulate; and

                                        o       these accumulated distributions
                                                will earn interest at an annual
                                                rate of      %, compounded
                                                quarterly, until paid.

                                        At the end of any deferral period, we
                                        will be obligated to pay to the trust
                                        all accrued and unpaid interest under
                                        the subordinated debentures. The trust
                                        will then pay all accumulated and unpaid
                                        distributions to you to the extent that
                                        the trust has received accrued and
                                        unpaid interest under the subordinated
                                        debentures.
You  will still be taxed if
     distributions on the
     preferred securities are
     deferred.......................    If a deferral of distributions on the
                                        preferred securities occurs, you must
                                        recognize the deferred amounts as
                                        interest income for United States
                                        federal income tax purposes in advance
                                        of receiving these amounts, even if you
                                        are a cash basis taxpayer.

Our guarantee of payment............    We guarantee the trust will use its
                                        assets to pay the distributions on the
                                        preferred securities and the liquidation amount upon liquidation of the trust. However, the guarantee does not apply when the trust does not have sufficient funds to make the payments.
                                        If we do not make interest payments
                                        on the subordinated debentures, the
                                        trust will not have sufficient funds to
                                        make distributions on the preferred
                                        securities. In this event, your remedy
                                        is to institute a legal proceeding
                                        directly against us for enforcement of
                                        payments under the subordinated
                                        debentures.

We may distribute the
     subordinated debentures
     directly to you................    We may, at any time, dissolve the trust
                                        and distribute the subordinated
                                        debentures to you, subject to the prior
                                        approval of the Federal Reserve, if
                                        required. If we distribute the
                                        subordinated debentures, we will use our best efforts to list them on a national securities exchange or comparable automated quotation system.

How the securities will rank in
     right of payment...............    Our obligations under the preferred
                                        securities, subordinated debentures and
                                        guarantee are unsecured and will rank
                                        as follows with regard to right of
                                        payment:

                                        o       the preferred securities will
                                                rank equally with the common
                                                securities of the trust. The
                                                trust will pay distributions on
                                                the preferred securities and the
                                                common securities on a pro rata
                                                basis. However, if we default
                                                with respect to the subordinated
                                                debentures, then no
                                                distributions on the common
                                                securities of the trust or our
                                                common stock will be paid until
                                                all accumulated and unpaid
                                                distributions on the preferred
                                                securities have been paid;

                                        o       our obligations under the
                                                subordinated debentures and the
                                                guarantee are unsecured and
                                                generally will rank: (1) junior
                                                in priority to our existing and
                                                future senior and senior
                                                subordinated indebtedness, and
                                                (2) equal in priority to our
                                                subordinated debentures
                                                associated with the $143.8
                                                million of trust preferred
                                                securities that our other two
                                                financing subsidiaries currently
                                                have outstanding; and

                                        o       because we are a holding
                                                company, the subordinated
                                                debentures and the guarantee
                                                will effectively be subordinated
                                                to all existing and future
                                                liabilities of our subsidiaries
                                                with respect to the assets of
                                                each such subsidiary. These
                                                liabilities include all
                                                depositors' claims, as well as
                                                the subordinated debentures
                                                associated with the $46.0
                                                million of outstanding trust
                                                preferred securities issued by a
                                                financing subsidiary of our
                                                subsidiary, FBA.
Voting rights of the preferred
     securities.....................    Except in limited circumstances, holders
                                        of the preferred securities will have no
                                        voting rights.
Nasdaq National Market
     symbol.........................    FBNKM

You will not receive
     certificates...................    The preferred securities will be
                                        represented by a global security that
                                        will be deposited with and registered in the name of The Depository Trust
                                        Company, New York, New York, or its
                                        nominee. This means that you will not
                                        receive a certificate for the preferred
                                        securities, and your beneficial
                                        ownership interests will be recorded
                                        through the DTC book-entry system.

How the proceeds of this offering
     will be used...................    The trust will invest the proceeds from
                                        the sale of the preferred securities
                                        in the subordinated debentures. We
                                        estimate the net proceeds to us from the sale of the subordinated debentures to the trust, after deducting underwriting expenses and commissions, will be approximately $38.2 million.
                                        We expect to use the net proceeds from
                                        the sale of the subordinated
                                        debentures to reduce indebtedness
                                        currently outstanding under our
                                        revolving credit line. In the future, we anticipate using amounts remaining available under the revolving credit line to finance further expansion, including pending and potential acquisitions of banks and other financial institutions. If at the time the trust issues the preferred securities, the net proceeds exceed the balance outstanding under our revolving credit line, we will invest the excess proceeds in short-term investment securities pending their use for acquisitions or to reduce future borrowings under our revolving credit line.

         Before purchasing the preferred securities being offered, you should carefully consider the "Risk Factors" beginning on page 9.



                                                      SUMMARY CONSOLIDATED FINANCIAL DATA

         The summary consolidated financial data set forth below, insofar asthey relate to the five years ended December 31, 2000, are derived from our consolidated financial statements, which have been audited by KPMG LLP. The summary consolidated data set forth below for the six-month periods ended June 30, 2001 and 2000, are derived from unaudited consolidated financial statements. In our opinion, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of results as of and for the six-month periods indicated have been included. This information is qualified by reference to our consolidated financial statements included herein, and this information should be read in conjunction with such consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Results for past periods are not necessarily indicative of results that may be expected for future periods and results for the six-month period ended June 30,
2001 are not necessarily indicative of results that may be expected for the entire year ending December 31, 2001.


                                                            As of or for the
                                                            Six Months Ended
                                                             June 30, (1)       As of or for the Year  Ended December 31, (1)
                                                          -------------------   ---------------------------------------------
                                                            2001       2000      2000      1999      1998    1997      1996
                                                          -------- ----------   ------- --------- --------- -------- --------
                                                                            (dollars expressed in thousands)
Income Statement Data:
    Interest income....................................   $  229,393   201,878   422,826   353,082   327,860   295,101   266,021
    Interest expense...................................      104,912    88,058   187,679   158,701   162,179   148,831   141,670
                                                          ---------- --------- --------- --------- --------- --------- ---------
    Net interest income................................      124,481   113,820   235,147   194,381   165,681   146,270   124,351
    Provision for loan losses..........................        7,110     7,202    14,127    13,073     9,000    11,300    11,494
                                                          ---------- --------- --------- --------- --------- --------- ---------
    Net interest income after provision for loan losses      117,371   106,618   221,020   181,308   156,681   134,970   112,857
    Noninterest income.................................       35,898    21,035    42,778    41,650    36,497    25,697    20,721
    Noninterest expense................................      116,016    79,710   171,163   150,807   138,704   110,287   105,741
                                                          ---------- --------- --------- --------- --------- --------- ---------
    Income before provision for income taxes,
      minority interest in income of subsidiary
      and cumulative effect of change
      in accounting principle..........................       37,253    47,943    92,635    72,151    54,474    50,380    27,837
    Provision for income taxes.........................       14,581    17,741    34,482    26,313    19,693    16,083     6,960
                                                          ---------- --------- --------- --------- ---------  --------  --------
    Income before minority interest in income of
      subsidiary andcumulative effect of
      change in accounting principle...................       22,672    30,202    58,153    45,838    34,781    34,297    20,877
    Minority interest in income of subsidiary..........        1,045       943     2,046     1,660     1,271     1,270       659
                                                          ---------- --------- --------- --------- --------- --------- ---------
    Income before cumulative effect of change in
      accounting principle.............................       21,627    29,259    56,107    44,178    33,510    32,027    20,218
    Cumulative effect of change in accounting
      principle, net of tax............................       (1,376)       --        --        --       --         --        --
                                                          ---------- --------- --------- --------- --------- --------- ---------
    Net income.........................................   $   20,251    29,259    56,107    44,178    33,510    32,027    20,218
                                                          ========== ========= ========= ========= ========= ========= =========
Dividends:
    Preferred stock....................................   $      328       328       786       786       786     5,067     5,728
    Common stock.......................................           --        --        --        --       --         --        --
    Ratio of total dividends declared to net income....         1.62%     1.12%     1.40%     1.78%     2.35%    15.34%    28.33%
Balance Sheet Data:
    Investment securities..............................   $  385,010   436,320   563,534   451,647   534,796   795,530   552,801
    Loans, net of unearned discounts...................    4,861,943 4,326,393 4,752,265 3,996,324 3,580,105 3,002,200 2,767,969
    Total assets.......................................    5,904,203 5,180,472 5,876,691 4,867,747 4,554,810 4,165,014 3,689,154
    Total deposits.....................................    4,994,119 4,456,453 5,012,415 4,251,814 3,939,985 3,684,595 3,238,567
    Notes payable......................................       34,500    58,500    83,000    64,000    50,048    55,144    76,330
    Guaranteed preferred beneficial interests
      in First Banks, Inc. and First Banks
      America, Inc. subordinated debentures............      182,881   127,695   182,849   127,611   127,443    83,183        --
    Common stockholders' equity........................      383,341   308,977   339,783   281,842   250,300   218,474   184,439
    Total stockholders' equity.........................      396,404   322,040   352,846   294,905   263,363   231,537   251,389
Earnings Ratios:
    Return on average total assets (2).................         0.70%     1.17%     1.09%     0.95%     0.78%     0.87%     0.57%
    Return on average total stockholders' equity (2)...        10.78     19.24     17.43     15.79     13.64     12.91      8.43
    Efficiency ratio (3)...............................        72.34     59.11     61.59     63.89     68.60     64.13     72.89
    Net interest margin (2) (4)........................         4.73      4.90      4.93      4.52      4.19      4.09      3.79
Asset Quality Ratios:
    Allowance for loan losses to loans.................         1.59      1.80      1.72      1.72      1.70      1.68      1.69
    Nonperforming loans to loans (5)...................         1.26      0.85      1.12      0.99      1.22      0.80      1.09
    Allowance for loan losses to
      nonperforming loans (5)..........................       126.42    211.39    153.47    172.66    140.04    209.88    154.55
    Nonperforming assets to loans and
      other real estate (6)............................         1.33      0.89      1.17      1.05      1.32      1.04      1.47
    Net loan charge-offs (recoveries)
      to average loans (2).............................         0.48     (0.06)     0.17      0.22      0.05      0.27      0.72
Capital Ratios:
    Average total stockholders' equity
      to average total assets..........................         6.48      6.07      6.25      6.00      5.73      6.70      6.79
    Total risk-based capital ratio.....................        10.60     10.26     10.21     10.05     10.28     10.26      9.23
    Leverage ratio.....................................         7.33      7.80      7.45      7.14      7.77      6.80      5.99


                                                            As of or for the
                                                            Six Months Ended
                                                             June 30, (1)       As of or for the Year  Ended December 31, (1)
                                                          --------------------- ----------------------------------------------------
                                                              2001       2000      2000      1999       1998     1997     1996
                                                             ------    -------    ------    ------     ------   ------   ------

Ratio of Earnings to Fixed Charges: (7)
    Including interest on deposits.....................        1.34x     1.52x     1.47x     1.43x     1.33x     1.33x   1.19x
    Excluding interest on deposits.....................        4.29      5.83      5.51      4.54      4.53      4.32    2.32
    ------------------------------
(1)  The comparability of the selected data presented is affected by the acquisitions of 11 banks and five purchases of branch offices during the five-year period ended December 31, 2000, including the acquisitions of one bank and one leasing company completed during the six-month period ended June 30, 2000. These acquisitions were accounted for as purchases and, accordingly, the selected data includes the financial position and results of operations of each acquired entity only for the periods subsequent to its respective date of acquisition.
(2)  Ratios for the six-month periods are annualized.
(3)  Efficiency ratio is the ratio of noninterest expense to the sum of net interest income and noninterest income.
(4)  Net interest margin is the ratio of net interest income (expressed on a tax-equivalent basis) to average interest-earning assets.
(5)  Nonperforming loans consist of nonaccrual loans and certain loans with restructured terms.
(6)  Nonperforming assets consist of nonperforming loans and other real estate.
(7)  For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before taxes plus interest and rent expense.
     Fixed charges consist of interest and rent expense.

                                  RISK FACTORS

         An investment in the preferred securities involves a number of risks. We urge you to read all of the information contained in this prospectus. In addition, we urge you to consider carefully the following factors in evaluating an investment in the trust before you purchase the preferred securities offered by this prospectus.

         Because the trust will rely on the interest payments it receives on the subordinated debentures to fund all distributions on the preferred securities, and because the trust may distribute the subordinated debentures in exchange for the preferred securities, purchasers of the preferred securities are making an investment decision that relates to the subordinated debentures being issued by First Banks, Inc. as well as the preferred securities. Purchasers should carefully review the information in this prospectus about the preferred securities, the subordinated debentures and the guarantee.

                       Risks Related to First Banks, Inc.

We pursue acquisitions to supplement internal growth.

         We pursue a strategy of supplementing internal growth by acquiring other financial institutions and related entities in order to achieve certain size objectives that we believe are necessary to compete effectively with our larger competitors. However, there are risks associated with this strategy, including the following:

       o With the overall strength of the banking industry, numerous potential acquirors exist for most acquisition candidates, creating intense competition, particularly with respect to price. In many cases this competition involves organizations with significantly greater resources than we have available;

       o Based on our acquisition strategy, we may be exposed to potential asset quality issues or unknown or contingent liabilities of the banks or businesses we acquire. If these issues or liabilities exceed our estimates, our earnings and financial condition may be adversely affected;

       o Prices at which acquisitions can be made fluctuate with market conditions. We have experienced times during which acquisitions could not be made in specific markets at prices our management considered acceptable, and expect that we will experience this condition in the future in one or more markets;

       o Because of our ownership structure, we do not use our common stock to make acquisitions. This can be a disadvantage in acquisitions relative to other prospective acquirors in those instances in which selling stockholders require a tax-free exchange. Additionally, cash acquisitions by their nature initially reduce our regulatory capital ratios; and

       o The acquisition of other entities generally requires integration of systems and procedures of the acquired entity in order to make the transaction economically feasible. This integration process is complicated and time consuming for us, and it can also be disruptive to the customers of the acquired business. If the integration process is not conducted successfully and with minimal effect on the business and its customers, we may not realize the anticipated economic benefits of particular acquisitions within the expected time frame, and we may lose higher than expected numbers of customers or employees of the acquired business.

Geographic dispersion creates additional operating requirements.

         The geographic distance between the offices of our subsidiaries in California, Illinois, Missouri, New Mexico and Texas creates additional operating requirements that are not present in other businesses that operate in contiguous markets. These operating requirements include:

       o Operation of data processing and item processing functions at remote locations;

       o Control of correspondent accounts, reserve balances and wire transfers in different time zones;

       o Providing administrative support, including accounting, human resources, loan servicing, internal audit and credit review at significant distances; and

       o Establishing and monitoring compliance with our corporate policies and procedures in different areas.

         The geographic distances between our operations increase the cost of management and make it more difficult to standardize our business practices and procedures.

Our business is subject to credit risks.

         As a financial institution, we are subject to the risk that customers to whom our subsidiary banks have made loans will be unable to repay these loans according to their terms and that the collateral securing these loans, if any, may not have a value equal to amounts owed under the loans. In recent years, we have reduced our levels of consumer lending and expanded our commercial lending activities. Our expanded level of commercial lending carries with it greater credit risk than the credit risk associated with consumer lending. A substantial portion of the loans made by our subsidiary banks is secured by real estate. Adverse developments affecting real estate in one or more of our markets could increase the credit risk associated with our loan portfolio.

If our allowance for loan losses is insufficient to absorb losses in our loan portfolio, it will adversely affect our financial condition and results of operations.

         Some borrowers may not repay loans that we make to them. This risk is inherent in the banking business. We maintain an allowance for loan losses to absorb probable loan losses in our loan portfolio. However, we cannot predict loan losses with certainty, and we cannot assure you that our allowance will be sufficient, particularly during an economic downturn. Loan losses in excess of our allowance would have an adverse effect on our financial condition and results of operations.

We may be adversely affected by interest rate changes.

         Our earnings are derived from the operations of our subsidiaries, and we are principally dependent on net interest income, calculated as the difference between interest earned on loans and investments and the interest expense paid on deposits and other borrowings. Like other banks and financial institutions, our interest income and interest expense are affected by general economic conditions and by the policies of regulatory authorities, including the monetary policies of the Federal Reserve. Changes in the economic environment may affect loan and deposit pricing, influence the growth rate of loans and deposits and alter the quality of our loan portfolio. While management has taken measures, such as employing various financial instruments, including derivatives, when appropriate, intended to manage the risks of operating in a changing interest rate environment, there can be no assurance that such measures will be effective in avoiding undue interest rate risk. There are also costs associated with these measures and risks that counterparties may not perform these obligations. Under our current interest rate risk position, our net interest income could be negatively affected by a decline in interest rates.

Our operating results may be affected by the results of our hedging activities.

         To offset the risks associated with the effects of changes in market interest rates, we enter into transactions designed to hedge our interest rate risk. Our management determines the nature and quantity of our hedging transactions by using simulation techniques to model various interest rate scenarios with respect to our assets and liabilities. Our hedging activities are affected by our balance sheet composition, current and projected interest rates and the velocity of changes in rates. While we believe we are properly hedging our interest rate risk, the accounting for such hedging activities under accounting principles generally accepted in the United States of America requires our hedging instruments to be recorded at market value. The effect of certain of our hedging strategies may result in volatility in our quarterly earnings as interest rates go up or down. The volatility in earnings is primarily a result of marking to market certain of our hedging instruments and/or modifying our overall hedge position. While we believe we are properly hedging our interest rate risk, we cannot assure you that our hedging transactions will offset our risks of losses.

Our future success is dependent on our ability to compete effectively in the highly competitive banking industry.

         The financial services business is highly competitive, and we encounter strong direct competition for deposits, loans and other financial services in all of our market areas. Our principal competitors include other commercial banks, savings banks, savings and loan associations, mutual funds, finance companies, trust companies, insurance companies, leasing companies, credit unions, mortgage companies, private issuers of debt obligations and suppliers of other investment alternatives, such as securities firms and financial holding companies. Many of our non-bank competitors are not subject to the same degree of regulation as that imposed on bank holding companies, federally insured banks and national or state chartered banks. As a result, such non-bank competitors have advantages over us in providing certain services. We also compete with major multi-bank holding companies which are significantly larger than us and have greater access to capital and other resources.

We may be adversely affected by recent events.

         The events of September 11, 2001 in New York City and Washington, D.C. are likely to have a negative impact on a domestic economy that was slowing even prior to those events. If the domestic economy deteriorates, an increase in delinquencies in our loan portfolio and in loan losses can be expected. The events of September 11, 2001 may lead to reduced levels of travel, which could adversely affect our hotel loan and commercial airlines equipment leasing portfolios. At June 30, 2001, we had $195.1 million in hotel loans and $28.4 million in equipment leases to commercial airlines. We are unable to predict whether the threat of similar future events or responses to such events will result in long-term commercial disruptions or will have a long-term adverse effect on our business, results of operations or financial condition.

Our business may be adversely affected by the highly regulated environment in which we operate.

         We and our subsidiaries are subject to extensive federal and state legislation, regulation and supervision. Recently enacted, proposed and future legislation and regulations have had and are expected to continue to have a significant impact on the financial services industry. Some of the legislative and regulatory changes may benefit us and our subsidiaries; however, other changes could increase our costs of doing business or reduce our ability to compete in certain markets.

We continually encounter technological change, and we may have fewer resources than many of our competitors to continue to invest in technological improvements.

         The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We cannot assure you that we will be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

One family maintains voting control over First Banks.

         Various trusts, which were created by and are administered by and for the benefit of Mr. James F. Dierberg, our Chairman and Chief Executive Officer, and his adult children, own all of our voting stock. Mr. Dierberg and his family, therefore, control our management and policies. In the event of Mr. Dierberg's death or disability, Mr. Dierberg's wife will control our management and policies.

           Risks Related to an Investment in the Preferred Securities

If we do not make interest payments under the subordinated debentures, the trust will be unable to pay distributions and liquidation amounts. The guarantee will not apply because the guarantee covers payments only if the trust has funds available.

         The trust will depend solely on our interest payments on the subordinated debentures to make distributions to you on the preferred securities. If we default on our obligation to pay the principal or interest on the subordinated debentures, the trust will not have sufficient funds to pay distributions or the liquidation amount on the preferred securities. In that case, you will not be able to rely on the guarantee for payment of these amounts because the guarantee only applies if the trust has sufficient funds to make distributions on or to pay the liquidation amount of the preferred securities. Instead, you or the property trustee will have to institute a direct action against us to enforce the property trustee's rights under the indenture relating to the subordinated debentures.

Our ability to make interest payments on the subordinated debentures to the trust may be restricted.

         We are a holding company, and substantially all of our assets are held by our subsidiaries. Our ability to make payments on the subordinated debentures when due will depend primarily on available cash resources at the bank holding company level and on dividends from our subsidiaries. The ability of each banking subsidiary to pay dividends is subject to its profitability, financial condition, capital expenditures and other cash flow requirements. Furthermore, the terms of the subordinated debentures associated with the $46.0 million of trust preferred securities issued by FBA's financing subsidiary prevent FBA from making dividend payments to us under certain circumstances. Dividend payments or extensions of credit from our banking subsidiaries are also subject to regulatory limitations, generally based on capital levels and current and retained earnings, imposed by the various regulatory agencies with authority over such subsidiaries. Based on applicable regulatory limitations, our banking subsidiaries had the capacity to pay a total of approximately $34.2 million in dividends as of June 30, 2001, subject to our need to maintain adequate capital ratios at each bank. We may also be precluded from making interest payments on the subordinated debentures by our regulators in order to address any perceived deficiencies in liquidity or regulatory capital levels at the holding company level. Such regulatory action would require us to obtain consent from our regulators prior to paying dividends on our capital stock or interest on the subordinated debentures. In the event our regulators withheld their consent to our payment of interest on the subordinated debentures, we would exercise our right to defer interest payments on the subordinated debentures, and the trust would not have funds available to make distributions on the preferred securities during such period. The commencement of a deferral period would likely cause the market price of the preferred securities to decline. We cannot assure you that our subsidiaries will be able to pay dividends in the future or that our regulators will not attempt to preclude us from making interest payments on the subordinated debentures.

The subordinated debentures and the guarantee rank lower than most of our other indebtedness, and our holding company structure effectively subordinates any claims against us to those of our subsidiaries' creditors.

         Our obligations under the subordinated debentures and the guarantee are unsecured and will rank junior in priority of payment to our existing and future senior and senior subordinated indebtedness, which totaled $29.5 million at September 30, 2001, and will rank equally with the subordinated debentures associated with the $143.8 million of trust preferred securities our other two financing subsidiaries currently have outstanding. The issuance of the subordinated debentures and the preferred securities does not limit our ability or the ability of our subsidiaries to incur additional indebtedness, guarantees or other liabilities.

         Because we are a holding company, the creditors of our subsidiaries, including depositors and the holders of subordinated debentures associated with the $46.0 million of trust preferred securities issued by a financing subsidiary of our subsidiary, FBA, also will have priority over you in any distribution of each subsidiary's assets in liquidation, reorganization or otherwise. Accordingly, the subordinated debentures and the guarantee will be effectively subordinated to all existing and future liabilities of our subsidiaries with respect to the assets of each such subsidiary, and you should look only to our assets for payments on the preferred securities and the subordinated debentures.

We have the option to defer interest payments on the subordinated debentures for substantial periods.

         We may, at one or more times, defer interest payments on the subordinated debentures for up to 20 consecutive quarters. If we defer interest payments on the subordinated debentures, the trust will defer distributions on the preferred securities during any deferral period. During a deferral period, you will be required to recognize as income for federal income tax purposes the amount approximately equal to the interest that accrues on your proportionate share of the subordinated debentures held by the trust in the tax year in which that interest accrues, even though you will not receive these amounts until a later date. You will also not receive the cash related to any accrued and unpaid interest from the trust if you sell the preferred securities before the end of any deferral period. During a deferral period, accrued but unpaid distributions will increase your tax basis in the preferred securities. If you sell the preferred securities during a deferral period, your increased tax basis will decrease the amount of any capital gain or increase the amount of any capital loss that you may have otherwise realized on the sale. A capital loss, except in certain limited circumstances, cannot be applied to offset ordinary income. As a result, deferral of distributions could result in ordinary income, and a related tax liability for the holder, and a capital loss that may only be used to offset a capital gain.

         We do not currently intend to exercise our right to defer interest payments on the subordinated debentures. However, if we exercise our right in the future, the market price of the preferred securities would likely be adversely affected. The preferred securities may trade at a price that does not fully reflect the value of accrued but unpaid interest on the subordinated debentures. If you sell the preferred securities during a deferral period, you may not receive the same return on investment as someone who continues to hold the preferred securities. Due to our right to defer interest payments, the market price of the preferred securities may be more volatile than the market prices of other securities without the deferral feature.

We have made only limited covenants in the indenture and the trust agreement.

         The indenture governing the subordinated debentures and the trust agreement governing the trust do not require us to maintain any financial ratios or specified levels of stockholders' equity, revenues, income, cash flow or liquidity, and therefore do not protect holders of the subordinated debentures or the preferred securities in the event we experience significant adverse changes in our financial condition or results of operations. The indenture prevents us and any subsidiary from incurring, in connection with the issuance of any trust preferred securities or any similar securities, indebtedness that is senior in right of payment to the subordinated debentures. The indenture also limits our ability and the ability of any subsidiary to incur, in connection with the issuance of any trust preferred securities or any similar securities, indebtedness that is equal in right of payment with the subordinated debentures. Except as described above, neither the indenture or the trust agreement limits our ability or the ability of any subsidiary to incur additional indebtedness that is senior in right of payment to the subordinated debentures. Therefore, you should not consider the provisions of these governing instruments as a significant factor in evaluating whether we will be able to comply with our obligations under the subordinated debentures or the guarantee.

We may redeem the subordinated debentures before December 31, 2031.

         Under the following circumstances, we may redeem the subordinated debentures before their stated maturity:

       o We may redeem the subordinated debentures, in whole or in part, at any time on or after December 31, 2006.

       o We may redeem the subordinated debentures in whole, but not in part, within 180 days after certain occurrences at any time during the life of the trust. These occurrences may include adverse tax, investment company or bank regulatory developments. See "Description of the Subordinated Debentures -- Redemption."

         You should assume that we will exercise our redemption option if we are able to obtain capital at a lower cost than we must pay on the subordinated debentures or if it is otherwise in our interest to redeem the subordinated debentures. If the subordinated debentures are redeemed, the trust must redeem preferred securities having an aggregate liquidation amount equal to the aggregate principal amount of subordinated debentures redeemed, and you may not be able to earn a return that is as high as you were earning on the preferred securities.

We can distribute the debentures to you, which may have adverse tax consequences for you and which may adversely affect the market price of the preferred securities.

         The trust may be dissolved at any time before maturity of the subordinated debentures on December 31, 2031. As a result, and subject to the terms of the trust agreement, the trustees may distribute the subordinated debentures to you.

         We cannot predict the market prices for the subordinated debentures that may be distributed in exchange for preferred securities upon liquidation of the trust. The preferred securities, or the subordinated debentures that you may receive if the trust is liquidated, may trade at a discount to the price that you paid to purchase the preferred securities. Because you may receive subordinated debentures, your investment decision with regard to the preferred securities will also be an investment decision with regard to the subordinated debentures. You should carefully review all of the information contained in this prospectus regarding the subordinated debentures.

         Under current interpretations of United States federal income tax laws supporting classification of the trust as a grantor trust for tax purposes, a distribution of the subordinated debentures to you upon the dissolution of the trust would not be a taxable event to you. Nevertheless, if the trust is classified for United States income tax purposes as an association taxable as a corporation at the time it is dissolved, the distribution of the subordinated debentures would be a taxable event to you. In addition, if there is a change in law, a distribution of subordinated debentures upon the dissolution of the trust could be a taxable event to you.

You are subject to prepayment risk because possible tax law changes could result in a redemption of the preferred securities.

         Future legislation may be enacted that could adversely affect our ability to deduct our interest payments on the subordinated debentures for federal income tax purposes, making redemption of the subordinated debentures likely and resulting in a redemption of the preferred securities.

         From time to time, changes to the federal income tax law have been proposed that would, among other things, generally deny interest deductions to a corporate issuer if the debt instrument has a term exceeding 15 years and if the debt instrument is not reflected as indebtedness on the issuer's consolidated balance sheet. Other proposed tax law changes would have denied interest deductions if the debt instrument had a term exceeding 20 years. These proposals were not enacted into law. Although it is impossible to predict future proposals, if a future proposal of this sort were to become effective in a form applicable to already issued and outstanding securities, we could be precluded from deducting interest on the subordinated debentures. Enactment of this type of proposal might in turn give rise to a tax event as described under "Description of the Preferred Securities -- Redemption or Exchange -- Redemption upon a Tax Event, Investment Company Event or Capital Treatment Event."

Trading characteristics of the preferred securities may create adverse tax consequences for you.

         The preferred securities may trade at a price that does not reflect the value of accrued but unpaid interest on the underlying subordinated debentures. If you dispose of your preferred securities between record dates for payments on the preferred securities, you may have adverse tax consequences. Under these circumstances, you will be required to include accrued but unpaid interest on the subordinated debentures allocable to the preferred securities through the date of disposition in your income as ordinary income if you use the accrual method of accounting or if this interest represents original issue discount.

         If interest on the subordinated debentures is included in income under the original issue discount provisions, you would add this amount to your adjusted tax basis in your share of the underlying subordinated debentures deemed disposed. If your selling price is less than your adjusted tax basis, which will include all accrued but unpaid original issue discount interest included in your income, you could recognize a capital loss which, subject to limited exceptions, cannot be applied to offset ordinary income for federal income tax purposes. See "Federal Income Tax Consequences" for more information on possible adverse tax consequences to you.

There is no current public market for the preferred securities and their market price may be subject to significant fluctuations.

         There is currently no public market for the preferred securities. We have applied to have the preferred securities designated for inclusion in the Nasdaq National Market, and trading is expected to commence on or prior to delivery of the preferred securities. However, there is no guarantee that an active or liquid trading market will develop for the preferred securities or that the quotation of the preferred securities will continue in the Nasdaq National Market. If an active trading market does not develop, the market price and liquidity of the preferred securities will be adversely affected. Even if an active public market does develop, there is no guarantee that the market price for the preferred securities will equal or exceed the price you pay for the preferred securities.

         Future trading prices of the preferred securities may be subject to significant fluctuations in response to prevailing interest rates, our future operating results and financial condition, the market for similar securities and general economic and market conditions. The initial public offering price of the preferred securities has been set at the liquidation amount of the preferred securities and may be greater than the market price following the offering.

         The market price for the preferred securities, or the subordinated debentures that you may receive in a distribution, is also likely to decline during any period that we are deferring interest payments on the subordinated debentures.

You must rely on the property trustee to enforce your rights if there is an event of default under the indenture.

         You may not be able to directly enforce your rights against us if an event of default under the indenture occurs. If an event of default under the indenture occurs and is continuing, this event will also be an event of default under the trust agreement. In that case, you must rely on the enforcement by the property trustee of its rights as holder of the subordinated debentures. The holders of a majority in liquidation amount of the preferred securities will have the right to direct the property trustee to enforce its rights. If the property trustee does not enforce its rights following an event of default and a request by the record holders to do so, any record holder may, to the extent permitted by applicable law, take action directly against us to enforce the property trustee's rights. If an event of default occurs under the trust agreement that is attributable to our failure to pay interest or principal on the subordinated debentures, or if we default under the guarantee, you may proceed directly against us. You will not be able to exercise directly any other remedies available to the holders of the subordinated debentures unless the property trustee fails to do so.

As a holder of preferred securities you have limited voting rights.

         Holders of preferred securities have limited voting rights. Your voting rights pertain primarily to amendments to the trust agreement. In general, only we can replace or remove any of the trustees. However, if an event of default under the trust agreement occurs and is continuing, the holders of at least a majority in aggregate liquidation amount of the preferred securities may replace the property trustee and the Delaware trustee.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Information appearing in this report, in documents incorporated by reference herein and in documents subsequently filed with the Securities and Exchange Commission that are not statements of historical fact may include forward-looking statements with respect to our financial condition, results of operations and business. These forward-looking statements are subject to certain risks and uncertainties, not all of which can be predicted or anticipated. These risks and uncertainties include all of those risks and uncertainties identified under the heading "Risk Factors" appearing elsewhere in this prospectus. Factors that may cause our actual results to differ materially from those contemplated by the forward-looking statements herein include market conditions as well as conditions affecting the banking industry generally and factors having a specific impact on us, including but not limited to: the changes in interest rates; the credit risks associated with consumers who may not repay loans; the geographic dispersion of our offices; the impact our hedging activities may have on our operating results; the highly regulated environment in which we operate; the competitive conditions in the banking industry, including competition from banking and nonbanking companies; and our ability to respond to changes in technology. With regard to our efforts to grow through acquisitions, factors that could affect the accuracy or completeness of forward-looking statements contained herein include the competition of larger acquirers with greater resources; fluctuations in the prices at which acquisition targets may be available for sale; the impact of making acquisitions without using our common stock; and possible asset quality issues, unknown liabilities or integration issues with the businesses that we have acquired. Readers of our prospectus should therefore not place undue reliance on forward-looking statements.

                                 USE OF PROCEEDS

         The trust will invest all of the proceeds from the sale of the preferred securities in the subordinated debentures. We anticipate that the net proceeds from the sale of the subordinated debentures will be approximately $38.2 million after deduction of offering expenses estimated to be $275,000 and underwriting commissions.

         We expect to use the net proceeds to reduce indebtedness currently outstanding under our revolving credit line with a group of unaffiliated banks. At September 30, 2001, approximately $29.5 million was outstanding under the revolving credit line. We expect our balance under the revolving credit line to increase as we consummate pending acquisitions. If at the time the trust issues the preferred securities, the net proceeds exceed the balance outstanding under the revolving credit line, we will invest the excess proceeds in short-term investment securities pending their use for acquisitions or to reduce future borrowings under the revolving credit line.

         The revolving credit line provides for maximum borrowings of $120.0 million. Interest is payable on outstanding principal balances, at a floating rate equal to, at our option, either the lender's prime rate or the Eurodollar rate plus a margin determined by the outstanding balance and our net income. The borrowings outstanding under the revolving credit line mature on August 22, 2002. The revolving credit line is secured by a pledge of the stock of our banking subsidiaries and a note receivable from FBA. We expect to keep the revolving credit line available for future borrowings.

         In the future, we anticipate using the amounts remaining available under the credit line to finance further expansion and potential acquisitions of banks and other financial institutions. Currently, we are a party to agreements to acquire two California banks having aggregate assets of approximately $385.8 million and two Illinois banks having aggregate assets of approximately $616.4 million. The aggregate cash purchase price for these acquisitions is approximately $134.6 million. We expect the transactions in California and one of the transactions in Illinois to close during the fourth quarter of 2001 and the other transaction in Illinois to close during the first quarter of 2002. While we are currently evaluating other possible acquisition candidates, there are no other transactions currently pending.

                              ACCOUNTING TREATMENT

         The trust will be treated, for financial reporting purposes, as our subsidiary and, accordingly, the accounts of the trust will be included in our consolidated statements of income as noninterest expense. The preferred securities will be presented as a separate line item in our consolidated balance sheet under the caption "Guaranteed preferred beneficial interests in First Banks, Inc. subordinated debentures," or other similar caption. In addition, appropriate disclosures about the preferred securities, the guarantee and the subordinated debentures will be included in the notes to our consolidated financial statements.

         Our future reports filed under the Securities Exchange Act of 1934 will include a note to the consolidated financial statements stating that:

       o    the trust is wholly-owned;

       o the sole assets of the trust are the subordinated debentures, specifying the subordinated debentures' outstanding principal amount, interest rate and maturity date; and

       o our obligations described in this prospectus, in the aggregate, constitute a full, irrevocable and unconditional guarantee on a subordinated basis by us of the obligations of the trust under the preferred securities.

         We have not included separate financial statements of the trust in this prospectus. We do not consider that separate financial statements would be material to holders of preferred securities because we will own all of the trust's voting securities, the trust has no independent operations and we guarantee the payments on the preferred securities to the extent described in this prospectus.

                       MARKET FOR THE PREFERRED SECURITIES

         We have applied to have the preferred securities designated for inclusion in the Nasdaq National Market under the symbol "FBNKM." Trading is expected to commence on or prior to the delivery of the preferred securities. We are not sure, however, whether an active and liquid trading market will develop, or if developed, will continue. The public offering price and distribution rate have been determined by negotiations among our representatives and the underwriters, and the public offering price of the preferred securities may not be indicative of the market price following the offering. See "Underwriting."

                                                                 CAPITALIZATION

         The following table sets forth (i) our consolidated capitalization atJune 30, 2001 and (ii) our consolidated capitalization giving effect to the issuance of the preferred securities hereby offered by the trust and our receipt of the net proceeds from the corresponding sale of the subordinated debentures to the trust, as if the sale of the preferred securities had been consummated on
June 30, 2001, and assuming the underwriters' over-allotment option was not exercised. This data should be read in conjunction with our consolidated financial statements and notes thereto.

                                                                                            June 30, 2001
                                                                                --------------------------------------
                                                                                      Actual              As Adjusted
                                                                                ----------------       ---------------
Long-Term Debt:                                                                    (dollars expressed in thousands)
     Notes payable(1)......................................................        $ 34,500                $     --
                                                                                   --------                --------
Guaranteed Preferred Beneficial Interests in First Banks, Inc. and First
   Banks America, Inc. Subordinated Debentures:
     Guaranteed preferred beneficial interests in First Banks, Inc.
         subordinated debentures...........................................         143,750                 183,750
     Guaranteed preferred beneficial interests in First Banks America, Inc.
         subordinated debentures...........................................          46,000                  46,000
                                                                                   --------                --------
         Total guaranteed preferred beneficial interests in subordinated
              debentures...................................................         189,750                 229,750
     Less unamortized expenses relating to the issuance of the preferred
         securities........................................................          (6,869)                 (8,644)
                                                                                   --------                --------
         Total guaranteed preferred beneficial interests in subordinated
              debentures, net of expenses..................................         182,881                 221,106
                                                                                   --------                --------
Stockholders' Equity:
     Preferred stock:
         $1.00 par value, 5,000,000 shares authorized, no shares issued and
              outstanding..................................................              --                      --
         Class A convertible, adjustable rate, $20.00 par value, 750,000
              shares authorized, 641,082 shares issued and outstanding.....          12,822                  12,822
         Class B adjustable rate, $1.50 par value, 200,000 shares
              authorized, 160,505 shares issued and outstanding............             241                     241
     Common stock, $250.00 par value, 25,000 shares authorized,
            23,661 shares issued and outstanding...........................           5,915                   5,915
     Capital surplus.......................................................           2,610                   2,610
     Retained earnings.....................................................         345,503                 345,503
     Accumulated other comprehensive income................................          29,313                  29,313
                                                                                   --------                --------
         Total stockholders' equity........................................         396,404                 396,404
                                                                                   --------                --------
         Total capitalization..............................................        $613,785                $617,510
                                                                                   ========                ========
Capital Ratios:(2)(3)
     Leverage ratio(4).....................................................            7.33%                   7.33%
     Tier I capital ratio..................................................            8.01                    8.01
     Total risk based capital ratio........................................           10.60                   11.32

-------------------------------
(1)   The proceeds of this offering will be used in their entirety to temporarily reduce the indebtedness outstanding under First
      Banks' revolving credit line. See "Use of Proceeds" for a description of the revolving credit line and the amounts outstanding thereunder as of certain dates.

(2)   The capital ratios, as adjusted, are computed including the total estimated net proceeds from the sale of the preferred securities, in a manner consistent with Federal Reserve regulations.

(3)   The preferred securities have been structured to qualify as Tier I capital. However, in calculating the amount of Tier I qualifying capital,  the preferred securities, together with any outstanding cumulative  preferred stock of First Banks that may be outstanding in the future, may only be included up to the amount constituting 25% of Tier I core capital elements
      (including the preferred securities). Initially, none of the preferred securities will be considered Tier I capital.

(4)   The leverage ratio is Tier I capital divided by average quarterly assets, after deducting intangible assets and net deferred tax assets in excess of regulatory maximum limits.



                                              SELECTED CONSOLIDATED AND OTHER FINANCIAL DATA

         The selected consolidated financial data set forth below, insofar as they relate to the five years ended December 31, 2000, are derived from our consolidated financial statements, which have been audited by KPMG LLP. The selected consolidated data set forth below for the six-month periods ended June 30, 2001 and 2000, are derived from unaudited consolidated financial statements.
In our opinion, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of results as of and for the six-month periods indicated have been included. This information is qualified by reference to our consolidated financial statements included herein, and this information should be read in conjunction with such consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Results for past periods are not necessarily indicative of results that may be expected for future periods and results for the six-month period ended
June 30, 2001 are not necessarily indicative of results that may be expected for the entire year ending December 31, 2001.

                                                           As of or for the
                                                           Six Months Ended
                                                             June 30, (1)       As of or for the Year  Ended December 31, (1)
                                                          -------------------   ---------------------------------------------
                                                            2001       2000      2000      1999      1998    1997      1996
                                                          -------- ----------   ------- --------- --------- -------- --------
                                                                 (dollars expressed in thousands, except per share data)
Income Statement Data:
    Interest income....................................   $   229,393    201,878   422,826   353,082   327,860   295,101   266,021
    Interest expense...................................       104,912     88,058   187,679   158,701   162,179   148,831   141,670
                                                          -----------  ---------  -------- --------- --------- --------- ---------
    Net interest income................................       124,481    113,820   235,147   194,381   165,681   146,270   124,351
    Provision for loan losses..........................         7,110      7,202    14,127    13,073     9,000    11,300    11,494
                                                          -----------  --------   -------- --------- --------- --------- ---------
    Net interest income after provision for loan losses       117,371    106,618   221,020   181,308   156,681   134,970   112,857
    Noninterest income.................................        35,898     21,035    42,778    41,650    36,497    25,697    20,721
    Noninterest expense................................       116,016     79,710   171,163   150,807   138,704   110,287   105,741
                                                          -----------  ---------  -------- --------- --------- --------- ---------
    Income before provision for income taxes,
      minority interest in income of subsidiary
      and cumulative effect of change
      in accounting principle..........................        37,253     47,943    92,635    72,151    54,474    50,380    27,837
    Provision for income taxes.........................        14,581     17,741    34,482    26,313    19,693    16,083     6,960
                                                          -----------  ---------  -------- --------- --------- --------- ---------
    Income before minority interest in income of
      subsidiary and cumulative effect of change
      in accounting principle..........................        22,672     30,202    58,153    45,838    34,781    34,297    20,877
    Minority interest in income of subsidiary..........         1,045        943     2,046     1,660     1,271     1,270       659
                                                          -----------  ---------  -------- --------- --------- --------- ---------
    Income before cumulative effect of change in
      accounting principle.............................        21,627     29,259    56,107    44,178    33,510    32,027    20,218
    Cumulative effect of change in
      accounting principle, net of tax.................        (1,376)        --        --        --        --        --       --
                                                          -----------  ---------  -------- --------- --------- --------- ---------
    Net income.........................................   $    20,251     29,259    56,107    44,178    33,510    32,027    20,218
                                                          ===========  =========  ======== ========= ========= ========= =========
Dividends:
    Preferred stock....................................   $       328        328       786       786       786     5,067     5,728
    Common stock.......................................            --         --        --        --        --        --        --
    Ratio of total dividends declared to net income....          1.62%      1.12%     1.40%     1.78%     2.35%    15.34%    28.33%
Per Share Data:
    Earnings per common share:
      Basic:
        Income before cumulative effect of change in
          accounting principle.........................   $    900.21   1,222.71  2,338.04  1,833.91  1,383.04  1,181.69    612.46
        Cumulative effect of change in
        accounting principle, net of tax...............        (58.16)        --        --        --        --        --        --
                                                          -----------  ---------  -------- --------- --------- --------- ---------
                                                          $    842.05   1,222.71  2,338.04  1,833.91  1,383.04  1,181.69    612.46
                                                          ===========  =========  ======== ========= ========= ========= =========
      Diluted:
         Income before cumulative effect of change in
           accounting principle........................   $    882.65   1,182.47  2,267.41  1,775.47  1,337.09  1,134.28    596.83
         Cumulative effect of change in accounting
           principle, net of tax.......................        (58.16)        --        --        --        --        --        --
                                                          ----------- ---------- --------- --------- --------- --------- ---------
                                                          $    824.49   1,182.47  2,267.41  1,775.47  1,337.09  1,134.28    569.83
                                                          =========== ========== ========= ========= ========= ========= =========

                                                           As of or for the
                                                           Six Months Ended
                                                             June 30, (1)        As of or for the Year  Ended December 31, (1)
                                                          ---------------------  ---------------------------------------------
                                                             2001        2000      2000      1999      1998     1997      1996
                                                           --------    --------   ------   -------    ------   ------    ------
                                                                               (dollars expressed in thousands)

    Weighted average common stock outstanding..........        23,661     23,661    23,661    23,661    23,661    23,661    23,661
Balance Sheet Data:
    Investment securities..............................   $   385,010    436,320   563,534   451,647   534,796    795,530   552,801
    Loans, net of unearned discount....................     4,861,943  4,326,393 4,752,265 3,996,324 3,580,105  3,002,200 2,767,969
    Total assets.......................................     5,904,203  5,180,472 5,876,691 4,867,747 4,554,810  4,165,014 3,689,154
    Total deposits.....................................     4,994,119  4,456,453 5,012,415 4,251,814 3,939,985  3,684,595 3,238,567
    Notes payable......................................        34,500     58,500    83,000    64,000    50,048     55,144    76,330
    Guaranteed preferred beneficial interests
      in First Banks, Inc.
      and First Banks America, Inc.
      subordinated debentures..........................       182,881    127,695   182,849   127,611   127,443     83,183        --
    Common stockholders' equity........................       383,341    308,977   339,783   281,842   250,300    218,474   184,439
    Total stockholders' equity.........................       396,404    322,040   352,846   294,905   263,363    231,537   251,389
Earnings Ratios:
    Return on average total assets (2).................          0.70%      1.17%     1.09%     0.95%     0.78%      0.87%     0.57%
    Return on average total stockholders' equity (2)...         10.78      19.24     17.43     15.79     13.64      12.91      8.43
    Efficiency ratio (3)...............................         72.34      59.11     61.59     63.89     68.60      64.13     72.89
    Net interest margin (2) (4)........................          4.73       4.90      4.93      4.52      4.19       4.09      3.79



                                                           As of or for the
                                                           Six Months Ended
                                                             June 30, (1)       As of or for the Year  Ended December 31, (1)
                                                          -------------------   ---------------------------------------------
                                                            2001       2000      2000      1999      1998    1997      1996
                                                          --------   --------   ------   -------    ------  ------    ------
Asset Quality Ratios:
    Allowance for loan losses to loans.................        1.59%     1.80%     1.72%     1.72%     1.70%     1.68%   1.69%
    Nonperforming loans to loans (5)...................        1.26      0.85      1.12      0.99      1.22      0.80    1.09
    Allowance for loan losses to
      nonperforming loans (5)..........................      126.42    211.39    153.47    172.66    140.04    209.88  154.55
    Nonperforming assets to loans
      and other real estate (6)........................        1.33      0.89      1.17      1.05      1.32      1.04    1.47
    Net loan charge-offs (recoveries)
      to average loans (2).............................        0.48     (0.06)     0.17      0.22      0.05      0.27    0.72
Capital Ratios:
    Average total stockholders' equity
      to average total assets..........................        6.48      6.07      6.25      6.00      5.73      6.70    6.79
    Total risk-based capital ratio.....................       10.60     10.26     10.21     10.05     10.28     10.26    9.23
    Leverage ratio.....................................        7.33      7.80      7.45      7.14      7.77      6.80    5.99
Ratio of Earnings to Fixed Charges: (7)
    Including interest on deposits.....................        1.34x     1.52x     1.47x     1.43x     1.33x     1.33x   1.19x
    Excluding interest on deposits.....................        4.29      5.83      5.51      4.54      4.53      4.32    2.32
    ------------------------------
(1)  The comparability of the selected data presented is affected by the acquisitions of 11 banks and five purchases of branch offices during the five-year period ended December 31, 2000, including the acquisitions of one bank and one leasing company completed during the six-month period ended June 30, 2000. These acquisitions were accounted for as purchases and, accordingly, the selected data includes the financial position and results of operations of each acquired entity only for the periods subsequent to its respective date of acquisition.
(2)  Ratios for the six-month periods are annualized.
(3)  Efficiency ratio is the ratio of noninterest expense to the sum of net interest income and noninterest income.
(4)  Net interest margin is the ratio of net interest income (expressed on a tax-equivalent basis) to average interest-earning assets.
(5)  Nonperforming loans consist of nonaccrual loans and certain loans with restructured terms.
(6)  Nonperforming assets consist of nonperforming loans and other real estate.
(7)  For purposes of  calculating  the ratio of earnings to fixed charges, earnings consist of income before taxes plus interest and rent expense.  Fixed charges consist of interest and rent expense.


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following presents management's discussion and analysis of our financial condition and results of operations as of the dates and for the periods indicated. You should read this discussion in conjunction with our "Selected Consolidated and Other Financial Data," our consolidated financial statements and the related notes thereto, and the other financial data contained elsewhere in this prospectus.

         This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those anticipated in these forward-looking statements as a result of various factors, including those discussed in "Risk Factors" contained elsewhere in this prospectus. See "Special Note Regarding Forward-Looking Statements."

General

         We are a registered bank holding company incorporated in Missouri and headquartered in St. Louis County, Missouri. Through the operation of our subsidiaries, we offer a broad array of financial services to consumer and commercial customers. Over the years, our organization has grown significantly, primarily as a result of our acquisition strategy, as well as through internal growth. We currently have banking operations in California, Illinois, Missouri and Texas. As of June 30, 2001, we had total assets of $5.90 billion, loans, net of unearned discount, of $4.86 billion, total deposits of $4.99 billion and total stockholders' equity of $396.4 million.

         Through our subsidiary banks, we offer a broad range of commercial and personal deposit products, including demand, savings, money market and time deposit accounts. In addition, we market combined basic services for various customer groups, including packaged accounts for more affluent customers, and sweep accounts, lock-box deposits and cash management products for commercial customers. We also offer both consumer and commercial loans. Consumer lending includes residential real estate, home equity and installment lending. Commercial lending includes commercial, financial and agricultural loans, real estate construction and development loans, commercial real estate loans, asset-based loans, commercial leasing and trade financing. Other financial services offered include mortgage banking, debit cards, brokerage services, credit-related insurance, automated teller machines, telephone banking, safe deposit boxes, escrow and bankruptcy deposit services, stock option services, and trust, private banking and institutional money management services.

         We operate through two subsidiary banks as follows:

                                                        Geographic (Number of) Locations            Total Assets
                                                                  at June 30,                        at June 30,
                               Name                                  2001                               2001
                               ----                      ------------------------------         ------------------
                                                                                                (dollars expressed
                                                                                                   in thousands)

       First Bank                                       Missouri (44) and Illinois (42)             $3,244,560
       First Banks America, Inc., and its
          subsidiary:                                    California (44) and Texas (6)               2,628,378
            First Bank & Trust

         Our subsidiary banks are wholly owned by their respective parent companies. We owned 93.16% of First Banks America, Inc., or FBA, at June 30, 2001.

         Various trusts, which were created by and are administered by and for the benefit of Mr. James F. Dierberg, our Chairman of the Board and Chief Executive Officer, and his adult children, own all of our voting stock. Mr. Dierberg and his family, therefore, control our management, policies and the election of our directors.

         Primary responsibility for managing our subsidiary banking units rests with the officers and directors of each unit. However, in keeping with our policy, we centralize overall corporate policies, procedures and administrative functions and provide operational support functions for our subsidiaries. This practice allows us to achieve various operating efficiencies while allowing our subsidiary banking units to focus on customer service.

         In the development of our banking franchise, we emphasize acquiring other financial institutions as one means of achieving our growth objectives. Acquisitions may serve to enhance our presence in a given market, to expand the extent of our market area or to enable us to enter new or noncontiguous markets. However, by using cash in our acquisitions, the characteristics of the acquisition arena may, at times, place us at a competitive disadvantage relative to other acquirers offering stock transactions. This results from the market attractiveness of other financial institutions' stock and the related advantages of tax-free exchanges to the selling shareholders. Our acquisition activities are somewhat sporadic because we may consummate multiple transactions in a particular period, followed by substantially less active acquisition periods. Furthermore, the intangible assets recorded in conjunction with these acquisitions create an immediate reduction in regulatory capital. This reduction, as required by regulatory policy, provides further financial disincentives to paying large premiums in cash acquisitions.

         Recognizing these facts, we follow certain patterns in our acquisitions. First, we typically acquire several smaller institutions, sometimes over an extended period of time, rather than a single larger one. We attribute this approach to the constraints imposed by the amount of funds required for a larger transaction, as well as the opportunity to minimize the aggregate premium required through smaller individual transactions. Secondly, in some acquisitions, we may acquire institutions having significant asset-quality problems, and we seek to address the risks of this approach through pricing and other means. This diminishes their attractiveness to other potential acquirers, and therefore reduces the amount of acquisition premium required. Finally, we may pursue our acquisition strategy in other geographic areas, or pursue internal growth more aggressively because cash transactions are not economically viable in extremely competitive acquisition markets.

         During the five years ended December 31, 2000, we have primarily concentrated our acquisitions in California, completing 11 acquisitions of banks and five purchases of branch offices, which provided us with an aggregate of $1.41 billion in total assets and 32 banking locations as of the dates of acquisition. These acquisitions have allowed us to significantly expand our presence throughout the state of California, improve operational efficiencies, convey a more consistent image and quality of service and more cohesively market and deliver our products and services. In addition, in February 2000, we completed our purchase of certain assets and liabilities of First Capital Group, Inc., or FCG, a multi-state commercial leasing business headquartered in Albuquerque, New Mexico. We are also expanding our Midwest banking franchise in 2001 with the pending Illinois acquisitions. Management continues to meld the acquired entities into our operations, systems and culture. Some of the acquired institutions exhibited elements of financial distress prior to their acquisitions, which contributed to marginal earnings performance. Generally, these elements were the result of asset quality problems and/or high noninterest expenses.

         Following our acquisitions, various tasks are necessary to effectively integrate the acquired entities into our business systems and culture. While the activities required are specifically dependent upon the individual circumstances surrounding each acquisition, the majority of our efforts have been concentrated in areas including, but not limited to:

        o improving asset quality, which was primarily associated with our acquisitions completed in 1996, 1997 and 1998;

        o reducing unnecessary and/or excessive expenses including personnel, data processing and certain other operational related expenses;

        o maintaining, repairing and, in some cases, refurbishing bank premises necessitated by the deferral of such projects by the acquired entities;

        o renegotiating long-term leases which provide space in excess of that necessary for banking activities and/or rates in excess of current market rates, or subleasing excess space to third parties;

        o relocating branch offices which are not adequate, conducive or convenient for banking operations; and

        o managing actual or potential litigation that existed with respect to acquired entities to minimize the overall costs of negotiation, settlement or litigation.

         The post-acquisition process also required the combining of separate and distinct entities together to form a cohesive organization with common objectives and focus. We invested significant resources to reorganize staff, recruit personnel where needed, and establish the direction and focus necessary for the combined entity to take advantage of the opportunities available to it. This investment contributed to the increases in noninterest expense during the five years ended December 31, 2000 and the six months ended June 30, 2001, and resulted in the creation of new banking entities, which conveyed a more consistent image and quality of service. The new banking entities provide a broad array of banking products to their customers and compete effectively in their marketplaces, even in the presence of other financial institutions with much greater resources. While some of these modifications did not contribute to reductions of noninterest expense, they contributed to the commercial and retail business development efforts of the banks, and ultimately to their overall profile to improve future profitability.

         In conjunction with our acquisition strategy, we were also building the infrastructure necessary to accomplish our objectives for internal growth. This process, which began in 1993, required significant increases in the resources dedicated to commercial and retail business development, financial service product line and delivery systems, branch development and training, advertising and marketing programs and administrative and operational support. In addition, during 1999, we began an internal restructuring process designed to better position us for future growth and opportunities expected to become available as consolidation and changes continue in the delivery of financial services. The magnitude of this project was extensive and covered almost every area of our organization. Although these efforts have primarily led to increased capital expenditures and noninterest expenses in the short-term, we anticipate they will lead to additional internal growth, more efficient operations and improved profitability over the long term.

         In February 1997, our initial financing subsidiary, First Preferred Capital Trust, issued $86.25 million of 9.25% trust preferred securities, and, in October 2000, our second financing subsidiary, First Preferred Capital Trust II, issued $57.5 million of 10.24% trust preferred securities. In addition, in July 1998, FBA's financing subsidiary, First America Capital Trust, issued $46.0 million of 8.50% trust preferred securities. The trust preferred securities issued by our financing subsidiaries are publicly held and included in the Nasdaq National Market. The trust preferred securities issued by FBA's financing subsidiary are publicly held and traded on the New York Stock Exchange. These trust preferred securities have no voting rights except in certain limited circumstances. We pay distributions on these trust preferred securities quarterly in arrears on March 31, June 30, September 30 and December 31 of each year.

Lending Activities

         Our enhanced business development resources assisted in the realignment of certain acquired loan portfolios, which were skewed toward loan types that reflected the abilities and experiences of the management of the acquired entities. In order to achieve a more diversified portfolio, to address asset-quality issues in our portfolios and to achieve a higher interest yield on our loan portfolio, we reduced a substantial portion of the loans which were acquired during this time through payments, refinancing with other financial institutions, charge-offs, and, in two instances, sales of loans. As a result, our portfolio of one-to-four family residential real estate loans, after reaching a maximum of $1.20 billion at December 31, 1995, has decreased over the past four years from $1.06 billion at December 31, 1996 to $726.5 million at December 31, 2000, and $706.9 million at June 30, 2001. Similarly, our portfolio of consumer and installment loans, net of unearned discount, decreased 66.7% from $333.3 million at December 31, 1996 to $111.0 million at June 30, 2001. For the six months ended June 30, 2001, the overall decline in our consumer and installment portfolio also reflects the sale of our student loan and credit card portfolios, the reduction in new consumer and installment loan volumes and the repayment of principal on our existing consumer and installment loan portfolio, all of which are consistent with our objectives of de-emphasizing consumer lending and further expanding commercial lending.

         As these components of our loan portfolio decreased, we replaced them with more diversified and higher yielding loans that were internally generated by our business development function. With our acquisitions, we expanded our business development function into the new market areas in which we were then operating. Consequently, in spite of relatively large reductions in acquired portfolios, our aggregate loan portfolio, net of unearned discount, increased from $2.77 billion at December 31, 1996 to $3.00 billion, $3.58 billion, $4.00 billion and $4.75 billion at December 31, 1997, 1998, 1999 and 2000, respectively, and to $4.86 billion at June 30, 2001.

         Our expanded level of commercial lending carries with it greater credit risk which, although managed through loan policies and procedures, underwriting and credit administration, must be recognized through adequate allowances for loan losses. We associate the increased level of commercial lending activities with the increase of $13.4 million in nonperforming loans to $53.2 million as of December 31, 2000, compared to December 31, 1999. However, this increase primarily results from a small number of credit relationships that were placed on nonaccrual during the year ended December 31, 2000, reflecting problems that are specific to these relationships. For the six months ended June 30, 2001, our nonperforming loans increased $7.8 million to $61.0 million as of June 30, 2001, compared to December 31, 2000. This increase, while partially attributable to the overall risk in our loan portfolio, is reflective of cyclical trends experienced within the banking industry as a result of economic slow down.

         In addition to restructuring our loan portfolio, we also have changed the composition of our deposit base. The majority of our recent deposit development programs have been directed toward increased transaction accounts, such as demand and savings accounts, rather than time deposits, and have emphasized attracting more than one account relationship with customers by cross-selling to them through packaging various account types and offering incentives to deposit customers on other deposit or non-deposit services. In addition, commercial borrowers are encouraged to maintain their operating deposit accounts with us. At December 31, 1996, total time deposits were $1.81 billion, or 55.9% of total deposits. Although time deposits have continued to increase to $2.31 billion at December 31, 2000 and decreased slightly to $2.28 billion at June 30, 2001, they represented only 46.0% and 45.6% of total deposits at December 31, 2000 and June 30, 2001, respectively.

         Despite the significant expenses we incurred in the amalgamation of the acquired entities into our corporate culture and systems, and in the expansion of our organizational capabilities, the earnings of the acquired entities and the increased net interest income resulting from the transition in the composition of our loan and deposit portfolios have contributed to improving net income. For the years ended December 31, 2000 and 1999, net income was $56.1 million and $44.2 million, respectively, compared with $33.5 million, $33.0 million and $20.2 million in 1998, 1997 and 1996, respectively. For the six months ended June 30, 2001, net income was $20.3 million, compared to $29.3 million for the comparable period in 2000. The primary factors that led to the decline in earnings for the six months ended June 30, 2001 were declines in net interest margin and higher operating expenses, including nonrecurring charges associated with the establishment of a specific reserve relating to a contingent liability and the settlement of certain litigation. While net income declined for the six months ended June 30, 2001, net interest income continued to increase primarily as a result of increased earning assets generated through internal loan growth along with our acquisitions completed during 2000. Although we anticipate certain short-term adverse effects on our operating results associated with acquisitions, we believe the long-term benefits of our acquisition program will exceed the short-term issues encountered with some acquisitions. As such, in addition to concentrating on internal growth through continued efforts to further develop our corporate infrastructure and product and service offerings, we expect to continue to identify and pursue opportunities for growth through acquisitions.

Acquisitions

         To enhance our banking franchise, we emphasize acquiring other financial institutions as a means of accelerating our growth, in order to significantly expand our presence in a given market, to increase the extent of our market area or to enter new or noncontiguous market areas. After we consummate an acquisition, we expect to enhance the franchise of the acquired entity by supplementing the marketing and business development efforts to broaden the customer bases, strengthening particular segments of the business or filling voids in the overall market coverage. We have primarily utilized cash, borrowings, FBA's voting stock and the issuance of additional trust preferred securities to meet our growth objectives under our acquisition program.

         During the three years ended December 31, 2000, we completed nine acquisitions of banks and two branch office purchases. As demonstrated below, our acquisitions during the three years ended December 31, 2000 have primarily served to increase our presence in markets that we originally entered during 1995. Additionally, we currently have four pending acquisitions that will be accounted for under the purchase method of accounting. Our two pending acquisitions in California and two pending acquisitions in Illinois will further augment our existing markets. These transactions are summarized as follows:

                                                                                                                 Number
                                                                     Loans, Net of                                of
                                                            Total      Unearned    Investment                    Banking
             Entity                   Closing Date       Assets (1)  Discount (1)  Securities (1)  Deposits (1) Locations
             ------                   ------- ----       ----------  ------------  --------------  ------------ ---------
                                                                   (dollars expressed in thousands)

Pending Acquisitions
--------------------

   Charter Pacific Bank
   Agoura Hills, California                --          $   107,600        71,400       10,700         94,000       2

   BYL Bancorp
   Orange, California                      --              278,200       151,200       12,300        246,100       7

   Union Financial Group, Ltd.
   Swansea, Illinois                       --              361,000       270,000       62,300        300,800       9

   Plains Financial Corporation
   Des Plaines, Illinois                   --              255,400       149,700       72,700        220,300       4
                                                       -----------      --------     --------       --------    ----
                                                       $ 1,002,200       642,300      158,000        861,200      22
                                                       ===========      ========     ========       ========    ====

2000
----

   The San Francisco Company
   San Francisco, California        December 31, 2000     $183,800       115,700       38,300        137,700       1

   Millennium Bank
   San Francisco, California        December 29, 2000      117,000        81,700       21,100        104,200       2

   Commercial Bank of San Francisco
   San Francisco, California        October 31, 2000       155,600        97,700       45,500        109,400       1

   Bank of Ventura
   Ventura, California               August 31, 2000        63,800        39,400       15,500         57,300       1

   First Capital Group, Inc.
   Albuquerque, New Mexico          February 29, 2000       64,600        64,600           --             --       1

   Lippo Bank
   San Francisco, California        February 29, 2000       85,300        40,900       37,400         76,400       3
                                                          --------      --------     --------       --------    ----
                                                          $670,100       440,000      157,800        485,000       9
                                                          ========      ========     ========       ========    ====

1999
----

   Brentwood Bank of California
   Malibu, California branch office September 17, 1999    $ 23,600         6,300           --         17,300       1

   Century Bank
   Beverly Hills, California         August 31, 1999       156,000        94,800       26,100        132,000       6

   Redwood Bancorp
   San Francisco, California          March 4, 1999        183,900       134,400       34,400        162,900       4
                                                          --------      --------     --------       --------    ----
                                                          $363,500       235,500       60,500        312,200      11
                                                          ========      ========     ========       ========    ====

1998
----

   Republic Bank
   Torrance, California            September 15, 1998     $124,100        97,900        7,500        117,200       3

   Bank of America
   Solvang, California
   branch office                     March 19, 1998         15,500            --           --         15,500       1

   Pacific Bay Bank
   San Pablo, California            February 2, 1998        38,300        29,700          232         35,200       1
                                                          --------      --------      -------       --------    ----
                                                          $177,900       127,600        7,732        167,900       5
                                                          ========      ========      =======       ========    ====


-------------------------
(1) For pending acquisitions, these figures are as of June 30, 2001. For closed acquisitions, these figures are as of the respective closing date.

         We funded these acquisitions from available cash, proceeds from the sales and maturities of available-for-sale investment securities, borrowings under our $120.0 million revolving credit line with a group of unaffiliated banks and the proceeds of the issuance of trust preferred securities.

         Pending Acquisitions

         On May 23, 2001, FBA and Charter Pacific Bank, or Charter Pacific, executed a definitive agreement providing for the acquisition of Charter Pacific by FBA. Under the terms of the agreement, as amended, the shareholders of Charter Pacific will receive $3.70 per share in cash, or a total of approximately $19.3 million. Charter Pacific is headquartered in Agoura Hills, California, and has one other branch office in Beverly Hills, California. At June 30, 2001, Charter Pacific had $107.6 million in total assets, $71.4 million in loans, net of unearned discount, $10.7 million in investment securities and $94.0 million in deposits. We expect this transaction, which is subject to regulatory approvals and the approval of Charter Pacific's shareholders, will be completed during the fourth quarter of 2001.

         On June 22, 2001, FBA and BYL Bancorp, or BYL, executed a definitive agreement providing for the acquisition of BYL and its wholly owned banking subsidiary, BYL Bank Group, by FBA. Under the terms of the agreement, the shareholders of BYL will receive $18.50 per share in cash, or a total of approximately $52.0 million. BYL is headquartered in Orange, California, and has six branches located in Orange and Riverside counties. At June 30, 2001, BYL had $278.2 million in total assets, $151.2 million in loans, net of unearned discount, $12.3 million in investment securities and $246.1 million in deposits. We expect this transaction, which is subject to regulatory approvals, will be completed during the fourth quarter of 2001.

         On July 20, 2001, we executed a definitive agreement with Union Financial Group, Ltd., or UFG, providing for the acquisition of UFG for a total purchase price of approximately $26.8 million. Under the terms of the agreement, the common shareholders of UFG will receive $11.00 per share in cash, or a total of approximately $18.0 million, subject to a $1.60 per common share escrow to cover certain contingent liabilities. The shareholders of Series D preferred stock will receive the stated value of $100,000 per share. UFG is headquartered in Swansea, Illinois, and operates nine banking offices located in St. Clair, Madison, Jersey and Macoupin counties. At June 30, 2001, UFG had $361.0 million in total assets, $270.0 million in loans, net of unearned discount, $62.3 million in investment securities and $300.8 million in deposits. We expect this transaction, which is subject to regulatory approvals, will be completed during the fourth quarter of 2001.

         On August 2, 2001, we executed a definitive agreement with Plains Financial Corporation, or PFC, providing for the acquisition of PFC. Under the terms of the agreement, the shareholders of PFC will receive $293.07 per share in cash, or a total of approximately $36.5 million. PFC is headquartered in Des Plaines, Illinois, and has a total of three banking offices in Des Plaines, and one banking office in Elk Grove, Illinois. At June 30, 2001, PFC had $255.4 million in total assets, $149.7 million in loans, net of unearned discount, $72.7 million in investment securities and $220.3 million in deposits. We expect this transaction, which is subject to regulatory approvals, will be completed during the first quarter of 2002.

Financial Condition and Average Balances

         Our average total assets were $5.85 billion for the six months ended June 30, 2001, compared to $5.04 billion for the six months ended June 30, 2000. Our total assets were $5.90 billion and $5.88 billion at June 30, 2001 and December 31, 2000, respectively. The increase in total assets at June 30, 2001 is primarily attributable to internal loan growth, bank premises and equipment, net of depreciation and amortization, and derivative instruments partially offset by an anticipated level of account attrition associated with our acquisitions of Commercial Bank of San Francisco, Millennium Bank and Bank of San Francisco, which were completed during the fourth quarter of 2000. Loans, net of unearned discount, increased by $109.7 million, which is further discussed under "--Loans and Allowance for Loan Losses." Offsetting the increases in these asset categories was a decrease in investment securities of $178.5 million to $385.0 million at June 30, 2001 from $563.5 million at December 31, 2000. We attribute the decrease in investment securities primarily to the liquidation of certain investment securities held by FBA and a higher than normal level of investment security calls experienced during the six months ended June 30, 2001, resulting from the general decline in interest rates. The funds generated from the reduction of investment securities were utilized to fund loan growth, with the remaining funds being temporarily invested in cash and cash equivalents, resulting in an increase of $106.3 million in federal funds sold to $133.1 million at June 30, 2001 from $26.8 million at December 31, 2000. The increase in assets is also due to derivative instruments of $27.4 million at June 30, 2001, resulting solely from the implementation of Statement of Financial Accounting Standards, or SFAS, No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137 - Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, an Amendment of FASB Statement No. 133, and SFAS No. 138 - Accounting for Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133. In addition, bank premises and equipment, net of depreciation and amortization, increased $11.0 million to $125.8 million at June 30, 2001 from $114.8 million at December 31, 2000. We primarily attribute this increase to our recent acquisitions as well as the purchase and remodeling of a new operations center and corporate administrative building. Total deposits decreased by $20.0 million to $4.99 billion at June 30, 2001 from $5.01 billion at December 31, 2000, which reflects an anticipated level of account attrition associated with our acquisitions in the fourth quarter of 2000. Short-term borrowings increased by $60.6 million to $201.2 million at June 30, 2001 from $140.6 million at December 31, 2000. This increase reflects a slight increase in securities sold under agreements to repurchase and a $50.0 million Federal Home Loan Bank advance drawn as an additional source of funds principally for the substantial increase in loans held for sale as the general reductions in interest rates led to substantial refinancing of single family mortgage loans. Our note payable decreased by $48.5 million to $34.5 million at June 30, 2001 from $83.0 million at December 31, 2000, and was primarily funded with dividends from our subsidiaries. In addition, the merger of our former subsidiary, First Bank & Trust, with Bank of San Francisco, effective March 29, 2001, allowed us to further reduce our note payable through a capital reduction of $23.0 million. In conjunction with this merger, Bank of San Francisco was renamed First Bank & Trust. In addition, accrued expenses and other liabilities decreased by $28.6 million to $26.3 million at June 30, 2001 from $54.9 million at December 31, 2000. We attribute the majority of this decrease to our quarterly tax payments and the timing of certain other routine payments.

         Our average total assets were $5.15 billion for the year ended December 31, 2000, compared to $4.66 billion and $4.29 billion for the years ended December 31, 1999 and 1998, respectively. We attribute the increase of $491.5 million in total average assets for 2000 primarily to our acquisitions completed during 2000, which provided total assets of $670.1 million, and internal loan growth resulting from the continued expansion and development of our business development staff. The acquisitions of Millennium Bank and The San Francisco Company were completed on December 29, 2000 and December 31, 2000, respectively, and therefore did not have a significant impact on our average total assets for the year ended December 31, 2000. These acquisitions alone provided $300.8 million, or 61.2%, of the assets we acquired in 2000. Similarly, we attribute the increase of $377.6 million in total average assets for 1999 primarily to:

        o our acquisitions of Redwood Bancorp and Century Bank, which provided total assets of $183.9 million and $156.0 million, respectively;

        o our purchase of the deposit accounts of the Malibu, California banking location of Brentwood Bank of California;

        o     internal loan growth; and

        o the issuance of trust preferred securities in July 1998 by FBA's financing subsidiary.

         The increase in assets for 2000 was primarily funded by an increase in total average deposits of $412.0 million to $4.48 billion for the year ended December 31, 2000, a decrease in average investment securities of $22.5 million to $431.9 million for the year ended December 31, 2000, and an increase of $18.7 million in average short-term borrowings to $106.1 million for the year ended December 31, 2000. We utilized the majority of the funds generated from our deposit growth to fund a portion of our loan growth, and the remaining funds were temporarily invested in federal funds sold, resulting in an increase in average federal funds sold of $15.0 million to $64.5 million for the year ended December 31, 2000. Similarly, we funded the increase in assets for 1999 by an increase in total average deposits of $283.3 million to $4.06 billion for the year ended December 31, 1999, an increase in average short-term borrowings of $26.2 million and a decrease in average investment securities of $221.3 million during 1999.

         Loans, net of unearned discount, averaged $4.84 billion and $4.18 billion for the six months ended June 30, 2001 and 2000, respectively. The increase in loans is primarily attributable to an increase of $120.7 million in our loans held for sale portfolio to $189.8 million at June 30, 2001 from $69.1 million at December 31, 2000. We primarily attribute this increase to be the result of a significantly higher volume of residential mortgage loans originated, including both new fundings as well as refinancings, as a result of declining interest rates experienced during the first six months of 2001. This increase was partially offset by a decline in our consumer and installment portfolio, net of unearned discount, to $111.0 million at June 30, 2001 from $174.3 million at December 31, 2000. This decrease reflects the sale of our student loan and credit card portfolios, reductions in new loan volumes and the repayment of principal on our existing portfolio, and is also consistent with our objectives of de-emphasizing consumer lending and expanding commercial lending. In addition, the overall increase in loans, net of unearned discount, was further offset by anticipated attrition in the loan portfolios associated with our acquisitions completed during the fourth quarter of 2000.

         Loans, net of unearned discount, averaged $4.29 billion, $3.81 billion and $3.25 billion for the years ended December 31, 2000, 1999 and 1998, respectively. The acquisitions we completed during 2000 and 1999 provided loans, net of unearned discount, of $440.0 million and $235.5 million, respectively. In addition to the growth provided by these acquisitions, for 2000, $360.4 million of net loan growth was provided by corporate banking business development, consisting of increases of $192.9 million of commercial, financial and agricultural loans and $175.9 million of commercial real estate loans, offset by a decrease of $8.4 million of real estate construction and land development loans. These overall increases were partially offset by continuing reductions in consumer and installment loans, net of unearned discount, consisting primarily of indirect automobile loans, which decreased $64.6 million to $174.3 million at December 31, 2000. While residential real estate loans have continued to decline throughout the past three years, these loans increased slightly in 2000 by $20.1 million, primarily as a result of significant volume experienced during the fourth quarter associated with refinancing activity. These changes result from the focus we have placed on our business development efforts and the portfolio repositioning which we began in 1995. This repositioning provided for substantially all of our residential mortgage loan production to be sold in the secondary mortgage market and the origination of indirect automobile loans to be substantially reduced.

         Investment securities averaged $428.8 million and $440.4 million for the six months ended June 30, 2001 and 2000, respectively. Investment securities averaged $431.9 million, $454.4 million and $675.7 million for the years ended December 31, 2000, 1999 and 1998, respectively, reflecting decreases of $22.5 million and $221.3 million for the years ended December 31, 2000 and 1999, respectively. We attribute these decreases primarily to the liquidation of certain acquired investment securities, to a higher than normal level of calls experienced during the first six months of 2001 resulting from the general decline in interest rates and to sales of investment securities available for sale necessary to provide an additional source of funds for our loan growth. The investment securities that we obtained in conjunction with our acquisitions during 1999 and 2000 and that we retained in our portfolio partially offset the decreases.

         We use deposits as our primary funding source and acquire them from a broad base of local markets, including both individual and corporate customers. Deposits averaged $4.96 billion and $4.38 billion for the six months ended June 30, 2001 and 2000, respectively, and $4.48 billion, $4.06 billion and $3.78 billion for the years ended December 31, 2000, 1999 and 1998, respectively. We credit the increases primarily to our acquisitions completed during the respective periods and the expansion of our deposit product and service offerings available to our customer base. The overall increase was partially offset by the divestiture of certain branches in 1999 and 2000, which resulted in a reduction in First Bank's deposit base of approximately $54.8 million and $8.8 million, respectively.

         During July 1998, FBA's financing subsidiary issued $46.0 million of 8.50% trust preferred securities. Proceeds from this offering, net of underwriting fees and offering expenses, were approximately $44.0 million and were used to reduce borrowings, to support possible repurchases of our common stock from time to time and for general corporate purposes. We temporarily invested the remaining proceeds in interest-bearing deposits and subsequently used them to fund our acquisition of Redwood Bancorp completed in March 1999. In addition, during October 2000, our second financing subsidiary issued $57.5 million of 10.24% trust preferred securities. Proceeds from this offering, net of underwriting fees and offering expenses, were approximately $55.1 million and were used to reduce borrowings and subsequently to partially fund our acquisitions of Commercial Bank of San Francisco in October 2000 and Millenium Bank in December 2000.

         Stockholders' equity averaged $378.9 million and $305.9 million for the six months ended June 30, 2001 and 2000, respectively, and $321.9 million, $279.8 million and $245.6 million for the years ended December 31, 2000, 1999 and 1998, respectively.

         The increase in stockholders' equity for the six months ended June 30, 2001 is primarily attributable to net income of $20.3 million and an increase in accumulated other comprehensive income of $23.3 million. The increase in accumulated other comprehensive income reflects an increase of $13.8 million associated with our derivative financial instruments as accounted for under SFAS 133, as amended, and an increase of $9.5 million resulting from the change in unrealized gains and losses on available-for-sale investment securities. We associate the increase in stockholders' equity for 2000 primarily to net income of $56.1 million and a $3.7 million increase in accumulated other comprehensive income, resulting from the change in unrealized gains and losses on available-for-sale investment securities. The increase was partially offset by FBA's stock repurchases during 2000 and dividends paid on our Class A and Class B preferred stock. We associate the increase for 1999 primarily to net income of $44.2 million and a reduction of the deferred tax asset valuation reserve of $811,000 relating to the utilization of tax net operating losses incurred by certain subsidiary banks prior to completing quasi-reorganizations. The increase was partially offset by a $9.4 million reduction in other comprehensive income, resulting from the change in unrealized gains and losses on available-for-sale investment securities, FBA's stock repurchases during 1999 and dividends paid on our Class A and Class B preferred stock.

         The following table sets forth, on a tax-equivalent basis, certain information relating to our average balance sheets, and reflects the average yield earned on interest-earning assets, the average cost of interest-bearing liabilities and the resulting net interest income for the six months ended June 30, 2001 and 2000:

                                                                    Six Months Ended June 30,
                                               ------------------------------------------------------------------------
                                                             2001                                 2000
                                               ----------------------------------   -----------------------------------
                                                             Interest                            Interest
                                               Average        Income/     Yield/    Average       Income/         Yield/
                                               Balance        Expense      Rate     Balance      Expense           Rate
                                               -------        -------      ----     -------      -------           ----
                                                                         (dollars expressed in thousands)

             ASSETS
             ------

Interest-earning assets:
   Loans (1)(2)(3):
      Taxable...............................  $4,832,114      212,635       8.87%  $4,171,402      185,527          8.94%
      Tax-exempt (4)........................       8,074          434      10.84        9,374          460          9.87
   Investment securities:
      Taxable...............................     410,287       14,354       7.06      421,437       13,537          6.46
      Tax-exempt (4)........................      18,530          718       7.81       18,968          742          7.87
   Federal funds sold and other.............      57,511        1,655       5.80       70,222        2,033          5.82
                                              ----------     --------              ----------     --------
        Total interest-earning assets.......   5,326,516      229,796       8.70    4,691,403      202,299          8.67
                                                             --------                             --------
Nonearning assets...........................     524,469                              348,529
                                              ----------                           ----------
        Total assets........................  $5,850,985                           $5,039,932
                                              ==========                           ==========

         LIABILITIES AND
      STOCKHOLDERS' EQUITY
      --------------------

Interest-bearing liabilities:
   Interest-bearing deposits:
     Interest-bearing demand
       deposits.............................  $  466,634        3,480       1.50%  $  422,512        2,885          1.37%
     Savings deposits.......................   1,452,496       27,525       3.82    1,241,385       24,070          3.90
     Time deposits (3)......................   2,322,546       68,472       5.95    2,117,271       56,077          5.33
                                              ----------     --------              ----------     --------
        Total interest-bearing deposits.....   4,241,676       99,477       4.73    3,781,168       83,032          4.42
   Short-term borrowings....................     166,720        3,662       4.43       96,109        2,515          5.26
   Notes payable and other..................      52,753        1,773       6.78       66,869        2,511          7.55
                                              ----------     --------              ----------     --------
        Total interest-bearing liabilities..   4,461,149      104,912       4.74    3,944,146       88,058          4.49
                                                             --------                             --------
Noninterest-bearing liabilities:
   Demand deposits..........................     714,891                              602,459
   Other liabilities........................     296,085                              187,437
                                              ----------                           ----------
        Total liabilities...................   5,472,125                            4,734,042
Stockholders' equity........................     378,860                              305,890
                                              ----------                           ----------
        Total liabilities and
          stockholders' equity..............  $5,850,985                           $5,039,932
                                              ==========                           ==========
Net interest income.........................                  124,884                              114,241
                                                             ========                             ========
Interest rate spread........................                                3.96                                    4.18
Net interest margin.........................                                4.73%                                   4.90%
                                                                            ====                                    ====
--------------------
(1)  For purposes of these computations, nonaccrual loans are included in the average loan amounts.
(2)  Interest income on loans includes loan fees.
(3)  Interest income/expense includes the effects of interest rate exchange agreements.
(4)  Information is presented on a tax-equivalent  basis assuming a tax rate of 35%. The  tax-equivalent  adjustments were approximately $403,000 and $421,000 for the six months ended June 30, 2001 and 2000, respectively.


         The following table sets forth, on a tax-equivalent basis, certain information relating to our average balance sheet, and reflects the average yield earned on interest-earning assets, the average cost of interest-bearing liabilities and the resulting net interest income for the periods indicated.

                                                                   Years Ended December 31,
                                                     2000                          1999                       1998
                                        -----------------------------    ------------------------    ----------------------
                                                   Interest                        Interest                    Interest
                                         Average    Income/  Yield/      Average    Income/ Yield/    Average   Income/Yield/
                                         Balance    Expense   Rate       Balance    Expense  Rate     Balance   Expense Rate
                                         -------    -------   ----       -------    -------  ----     -------   ------------
                                                             (dollars expressed in thousands)
                   ASSETS
                   ------

Interest-earning assets:
    Loans: (1) (2) (3)
       Taxable........................ $4,281,290   389,687    9.10%   $3,805,351  322,703   8.48% $3,243,183  283,661  8.75%
       Tax-exempt (4).................      9,668       992   10.26         7,157      775  10.83       7,536      794 10.54
    Investment securities:
       Taxable........................    412,932    27,331    6.62       435,189   26,206   6.02     657,385   39,898  6.07
       Tax-exempt (4).................     18,996     1,478    7.78        19,247    1,442   7.49      18,318    1,515  8.27
    Federal funds sold and other......     67,498     4,202    6.23        51,342    2,732   5.32      49,362    2,800  5.67
                                       ----------   -------            ----------  -------         ----------  -------
        Total interest-earning
           assets.....................  4,790,384   423,690    8.84     4,318,286  353,858   8.19   3,975,784  328,668  8.27
                                                    -------                        -------                     -------
Nonearning assets.....................    364,333                         344,942                     309,811
                                       ----------                      ----------                  ----------
         Total assets................. $5,154,717                      $4,663,228                  $4,285,595
                                       ==========                      ==========                  ==========

               LIABILITIES AND
            STOCKHOLDERS' EQUITY
            --------------------

Interest-bearing liabilities:
    Interest-bearing deposits:
       Interest-bearing
         demand deposits.............. $  421,986     5,909    1.40%   $  391,892    5,098   1.30% $   357,46   35,135   1.44%
       Savings deposits...............  1,279,378    51,656    4.04     1,220,425   44,101   3.61   1,076,524   42,591   3.96
       Time deposits (3)..............  2,139,305   120,257    5.62     1,899,218  101,653   5.35   1,882,329  108,019   5.74
                                       ----------   -------            ----------  -------         ----------  -------
         Total interest-bearing
           deposits...................  3,840,669   177,822    4.63     3,511,535  150,852   4.30   3,316,316  155,745   4.70
    Short-term borrowings.............    106,123     5,881    5.54        87,374    4,220   4.83      61,178    2,959   4.84
    Notes payable and other...........     51,897     3,976    7.66        56,376    3,629   6.44      50,718    3,475   6.85
                                        ---------   -------            ----------  -------         ----------  -------
         Total interest-bearing
           liabilities................  3,998,689   187,679    4.69     3,655,285  158,701   4.34   3,428,212  162,179   4.73
                                                    -------                        -------                     -------
Noninterest-bearing liabilities:
    Demand deposits...................    634,886                         552,029                     463,939
    Other liabilities.................    199,215                         176,102                     147,849
                                       ----------                       ---------                  ----------
         Total liabilities............  4,832,790                       4,383,416                   4,040,000
Stockholders' equity..................    321,927                         279,812                     245,595
                                       ----------                      ----------                  ----------
         Total liabilities and
          stockholders' equity........ $5,154,717                      $4,663,228                  $4,285,595
                                       ==========                      ==========                  ==========
Net interest income...................              236,011                        195,157                     166,489
                                                    =======                        =======                     =======
Interest rate spread..................                         4.15                          3.85                        3.54
Net interest margin...................                         4.93%                         4.52%                       4.19%
                                                              =====                         =====                       =====
     ------------------------
(1)   For purposes of these computations, nonaccrual loans are included in the average loan amounts.
(2)   Interest income on loans includes loan fees.
(3)   Interest income/expense includes the effects of interest rate exchange agreements.
(4)   Information is presented on a tax-equivalent  basis assuming a tax rate of 35%. The  tax-equivalent  adjustments were approximately $864,000, $776,000 and $808,000 for the years ended December 31, 2000, 1999 and 1998, respectively.


         The following table indicates, on a tax-equivalent basis, the changes in interest income and interest expense which are attributable to changes in average volume and changes in average rates, in comparison with the preceding year. The change in interest due to the combined rate/volume variance has been allocated to rate and volume changes in proportion to the dollar amounts of the change in each.

                                                         Increase (Decrease) Attributable to Change in:
                                               ----------------------------------------------------------------------
                                               Six Months Ended                Year Ended              Year Ended
                                                 June 30, 2001              December 31, 2000       December 31, 1999
                                                  Compared to                  Compared to             Compared to
                                               Six Months Ended                Year Ended              Year Ended
                                                 June 30, 2000              December 31, 1999       December 31, 1998
                                             -------------------------  ----------------------  -----------------------
                                                                 Net                     Net
                                              Volume    Rate   Change   Volume   Rate  Change    Volume   Rate   Change
                                              ------    ----   ------   ------   ----  ------    ------   ----   ------
                                                                  (dollars expressed in thousands)

Interest earned on:
    Loans: (1) (2) (3)
       Taxable...........................    $31,396   (4,288)  27,108  42,273  24,711  66,984   48,009  (8,967) 39,042
       Tax-exempt (4)....................       (122)      96      (26)    260     (43)    217      (41)     22     (19)
    Investment securities:
       Taxable...........................       (940)   1,757      817  (1,389)  2,514   1,125  (13,366)   (326)(13,692)
       Tax-exempt (4)....................        (20)      (4)     (24)    (19)     55      36       74    (147)    (73)
    Federal funds sold...................       (338)    (373)    (711)    881     506   1,387      161    (174)    (13)
    Other................................         14      319      333      75       8      83      (59)      4     (55)
                                             -------   ------   ------  ------  ------  ------   ------  ------  ------

           Total interest income.........     29,990   (2,493)  27,497  42,081  27,751  69,832   34,778  (9,588) 25,190
                                             -------   ------   ------  ------  ------  ------   ------  ------  ------
Interest paid on:
    Interest-bearing demand deposits.....        312      283      595     405     406     811      480    (517)    (37)
    Savings deposits.....................      4,856   (1,401)   3,455   2,180   5,375   7,555    5,445  (3,935)  1,510
    Time deposits (3) ...................      5,635    6,760   12,395  13,296   5,308  18,604      970  (7,336) (6,366)
    Short-term borrowings................      2,258   (1,111)   1,147     986     675   1,661    1,267      (6)  1,261
    Notes payable and other..............       (498)    (240)    (738)   (304)    651     347      371    (217)    154
                                             -------   ------   ------  ------  ------  ------   ------  ------  ------
           Total interest expense........     12,563    4,291   16,854  16,563  12,415  28,978    8,533 (12,011) (3,478)
                                             -------   ------   ------  ------  ------  ------   ------ -------  ------
           Net interest income...........    $17,427   (6,784)  10,643  25,518  15,336  40,854   26,245   2,423  28,668
                                             =======   ======   ======  ======  ======  ======   ====== =======  ======

     ------------------------
(1)  For purposes of these computations, nonaccrual loans are included in the average loan amounts.
(2)  Interest income on loans includes loan fees.
(3)  Interest income/expense includes the effect of interest rate exchange agreements.
(4)  Information is presented on a tax-equivalent basis assuming a tax rate of 35%.

Net Interest Income

         The primary source of our income is net interest income, which is the difference between the interest earned on our interest-earning assets and the interest paid on our interest-bearing liabilities. Net interest income (expressed on a tax-equivalent basis) increased to $124.9 million, or 4.73% of average interest-earning assets, for the six months ended June 30, 2001, from $114.2 million, or 4.90% of average interest-earning assets, for the comparable period in 2000. We credit the increased net interest income primarily to the net interest-earning assets provided by our aforementioned acquisitions completed during 2000, internal loan growth, and earnings on our interest rate swap agreements that we entered into in conjunction with our risk management program. The overall increase in net interest income was partially offset by reductions in the prime lending rate that occurred during the first six months of 2001. Net interest income (expressed on a tax-equivalent basis) increased to $236.0 million, or 4.93% of average interest-earning assets, for the year ended December 31, 2000, from $195.2 million, or 4.52% of interest-earning assets, and $166.5 million, or 4.19% of interest-earning assets, for the years ended December 31, 1999 and 1998, respectively. We credit the increased net interest income for 2000 primarily to the net interest-earning assets provided by our acquisitions, internal loan growth and increases in the prime lending rate which resulted in increased yields on interest-earning assets. During 2000, the cost of interest-bearing liabilities increased with prevailing interest rates. However, since this increase was less dramatic than the increase in earnings on interest-earning assets, it contributed to an improvement in net interest margins.

         Average loans, net of unearned discount, increased by $660.0 million to $4.84 billion for the six months ended June 30, 2001, from $4.18 billion for the comparable period in 2000. The yield on our loan portfolio decreased to 8.88% for the six months ended June 30, 2001, in comparison to 8.95% for the comparable period in 2000. The increase in the cost of deposits, in conjunction with the decline in the yield on our loan portfolio, was the major contributor to the decline in our net interest rate margin of 17 basis points for the six months ended June 30, 2001, from the comparable period in 2000. We attribute the decline in yields and our net interest margin primarily to the continued decreases in the prime lending rate. During the period from December 31, 2000 through June 30, 2001, the Federal Reserve Board decreased the discount rate several times, resulting in six decreases in the prime rate of interest from 9.50% to 6.75%. This is reflected not only in the rate of interest earned on loans that are indexed to the prime rate, but also in other assets and liabilities which either have variable or adjustable rates, or which matured or repriced during this period. The reduced level of interest income earned on our loan portfolio as a result of declining interest rates was partially mitigated by the earnings associated with our interest rate swap agreements. These agreements provided income of $5.7 million for the six months ended June 30, 2001, in comparison to expense of $1.7 million incurred for the comparable period in 2000.

         Average total loans, net of unearned discount, increased by $480.0 million to $4.29 billion for the year ended December 31, 2000, from $3.81 billion and $3.25 billion for the years ended December 31, 1999 and 1998, respectively. During the period from June 30, 1999 through December 31, 2000, the Federal Reserve Board increased the discount rate several times, resulting in six increases in the prime rate of interest from 7.75% to 9.50%. As a result, the yield on our loan portfolio increased to 9.10% for the year ended December 31, 2000, from 8.48% for the year ended December 31, 1999, principally as the result of an increase in prevailing interest rates. However, the improved yield on our loan portfolio was partially offset by the expense associated with our interest rate swap agreements that we entered into in conjunction with our risk management program. Although our net interest margin improved over the three years ended December 31, 2000, the yield on our loan portfolio declined to 8.48% for the year ended December 31, 1999, in comparison to 8.75% for the year ended December 31, 1998. This reduction primarily resulted from the overall decline in prevailing interest rates that occurred during the fourth quarter of 1998. In addition, increased competition within our market areas led to reduced lending rates. The effect of the reduced yield on our loan portfolio was partially mitigated in 1999 by the earnings impact of our interest rate swap agreements as well as:

        o the reduction of First Bank's deposit base associated with the divested branches, which was primarily concentrated in certificates of deposit; and

        o a decrease in the cost of interest-bearing liabilities to 4.34% from 4.73% for the years ended December 31, 1999 and 1998, respectively.

         The aggregate weighted average rate paid on our deposit portfolio increased to 4.73% for the six months ended June 30, 2001, compared to 4.42% for the comparable period in 2000. The overall increase reflects increased rates paid to attract and retain deposits as a result of generally increasing interest rates during the first six months of 2000 compared to generally decreasing interest rates during the first six months of 2001, and the high level of competition within our market areas. For the years ended December 31, 2000, 1999 and 1998, the aggregate weighted average rate paid on our interest-bearing deposit portfolio was 4.63%, 4.30% and 4.70%, respectively. The increase for 2000 reflects increased rates that we paid to provide a funding source for continued loan growth, whereas the decrease for 1999 primarily reflects our ongoing realignment of the deposit portfolio and the reduction of the deposit base of First Bank. The reduced rates paid on our deposit portfolio in 1999 were partially offset by increased expense associated with our interest rate swap agreements. As further discussed under "--Interest Rate Risk Management," for 1999 and 1998, the increased expense associated with our derivative financial instruments resulted from the liquidation of a portion of the underlying interest-bearing liabilities. This reduction in interest-bearing liabilities, primarily associated with our branch divestitures, resulted in the recognition of a portion of the related deferred losses on our previously terminated interest rate swap agreements.

         The aggregate weighted average rate paid on our note payable decreased to 6.78% for the six months ended June 30, 2001, compared to 7.55% for the comparable period in 2000, and increased to 7.66% for the year ended December 31, 2000, from 6.44% and 6.85% for the years ended December 31, 1999 and 1998, respectively, reflecting changing market interest rates during these periods. Amounts outstanding under our $120.0 million revolving line of credit with a group of unaffiliated banks bear interest at the lead bank's corporate base rate or, at our option, at the Eurodollar rate plus a margin determined by the outstanding balance and our profitability. Thus, the revolving credit line represents a relatively high-cost funding source, although it has been mitigated by the continued reductions in the prime lending rate during the first six months of 2001, so that increased advances under the revolving credit line have the effect of increasing our weighted average rate of non-deposit liabilities. During 2000, we utilized the note payable to fund our acquisitions of Millennium Bank and Bank of San Francisco, thus resulting in a higher level of borrowings occurring during the fourth quarter of 2000.

Interest Rate Risk Management

         For financial institutions, the maintenance of a satisfactory level of net interest income is a primary factor in achieving acceptable income levels. However, the maturity and repricing characteristics of the institution's loan and investment portfolios, relative to those within its deposit structure, may differ significantly. The nature of the loan and deposit markets within which a financial institution operates, and its objectives for business development within those markets at any point in time influence these characteristics. In addition, the ability of borrowers to repay loans and depositors to withdraw funds prior to stated maturity dates introduces divergent option characteristics which operate primarily as interest rates change. These factors cause various elements of the institution's balance sheet to react in different manners and at different times relative to changes in interest rates, thereby leading to increases or decreases in net interest income over time. Depending upon the direction and velocity of interest rate movements and their effect on the specific components of the institution's balance sheet, the effects on net interest income can be substantial. Consequently, managing a financial institution requires establishing effective control of the exposure of the institution to changes in interest rates.

         We manage our interest rate risk by:

        o maintaining an Asset Liability Committee, or ALCO, responsible to our Board of Directors, to review the overall interest rate risk management activity and approve actions taken to reduce risk;


        o maintaining an effective simulation model to determine our exposure to changes in interest rates;

        o coordinating the lending, investing and deposit-generating functions to control the assumption of interest rate risk; and

        o employing various financial instruments, including derivatives, to offset inherent interest rate risk when it becomes excessive. The objective of these procedures is to limit the adverse impact that changes in interest rates may have on our net interest income.

         The ALCO has overall responsibility for the effective management of interest rate risk and the approval of policy guidelines. The ALCO includes our Chairman and Chief Executive Officer, President and the senior executives of investments, credit, banking support and finance, and certain other officers. The Asset Liability Management Group, which monitors interest rate risk, supports the ALCO, prepares analyses for review by the ALCO and implements actions which are either specifically directed by the ALCO or established by policy guidelines.

         In managing sensitivity, we strive to reduce the adverse impact on earnings by managing interest rate risk within internal policy constraints. Regarding rate sensitivity, our policy is to manage exposure to potential risks associated with changing interest rates by maintaining a balance sheet posture in which annual net interest income is not significantly impacted by reasonably possible near-term changes in interest rates. To measure the effect of interest rate changes, we project our net income over two one-year horizons on a pro forma basis. The analysis assumes various scenarios for increases and decreases in interest rates including both instantaneous and gradual, and parallel and non-parallel shifts in the yield curve, in varying amounts. For purposes of arriving at reasonably possible near-term changes in interest rates, we include scenarios based on actual changes in interest rates, which have occurred over a two-year period, simulating both a declining and rising interest rate scenario. We are "asset-sensitive," and our simulation model indicates a loss of projected net income should interest rates decline. While a decline in interest rates of less than 100 basis points has a relatively minimal impact on our net interest income, a decline in interest rates of 100 basis points indicates a projected pre-tax loss of approximately 1.5% of net interest income, and a decline in interest rates of 200 basis points indicates a pre-tax projected loss of approximately 7.0% of net interest income, based on assets and liabilities at June 30, 2001.

         As previously discussed, we utilize derivative financial instruments to assist in our management of interest rate sensitivity by modifying the repricing, maturity and option characteristics of certain assets and liabilities. The derivative financial instruments we hold are summarized as follows:

                                          June 30, 2001             December 31, 2000          December 31, 1999
                                          -------------             -----------------          -----------------
                                      Notional       Credit       Notional      Credit       Notional       Credit
                                       Amount       Exposure       Amount      Exposure       Amount       Exposure
                                       ------       --------       ------      --------       ------       --------
                                                            (dollars expressed in thousands)

Cash flow hedges...............    $1,050,000         1,971     1,055,000         3,449      955,000         3,349
Fair value hedges..............       250,000         5,553        50,000           758           --            --
Interest rate floor agreements.       310,000         5,631        35,000             6       35,000            13
Interest rate cap agreements...       450,000         1,976       450,000         3,753       10,000            26
Interest rate lock commitments.        22,000            --         4,100            --        4,600            --
Forward commitments to sell
   mortgage-backed securities..       101,000            --        32,000            --       33,000            --
                                   ==========         =====     =========         =====      =======         =====


         The notional amounts of derivative financial instruments do not represent amounts exchanged by the parties and, therefore, are not a measure of our credit exposure through the use of these instruments. The credit exposure represents the accounting loss we would incur in the event the counterparties failed completely to perform according to the terms of the derivative financial instruments and the collateral held to support the credit exposure was of no value.

         During the six months ended June 30, 2001, the net interest income realized on our derivative financial instruments was $5.7 million, in comparison to net interest expense of $1.7 million for the comparable period in 2000. During 2000, the net interest expense realized on our derivative financial instruments was $4.7 million, in comparison to net interest income of $430,000 in 1999.

         Cash Flow Hedges

         Previously, we utilized interest rate swap agreements to extend the repricing characteristics of certain interest-bearing liabilities to more closely correspond with our assets, with the objective of stabilizing cash flow, and accordingly, net interest income, over time. These swap agreements were terminated in July 1995, November 1996 and July 1997 due to a change in the composition of our balance sheet, primarily driven by the significant decline in interest rates experienced during 1995, and the resulting increase in the principal prepayments of residential mortgage loans. The net interest expense associated with these agreements, consisting primarily of amortization of deferred losses, was $5.7 million for the year ended December 31, 1999. There were no remaining unamortized deferred losses on the terminated swap agreements at December 31, 1999.

         During 1998, we entered into $280.0 million notional amount of interest rate swap agreements to effectively lengthen the repricing characteristics of certain interest-earning assets to correspond more closely with their funding source with the objective of stabilizing cash flow, and accordingly, net interest income, over time. The swap agreements, which are designated as cash flow hedges, provide for us to receive a fixed rate of interest and pay an adjustable rate of interest equivalent to the daily weighted average prime lending rate minus 2.705%. The terms of the swap agreements provide for us to pay quarterly and receive payment semiannually. In June 2001, we terminated $205.0 million notional amount of these swap agreements, which would have expired in 2002, in order to appropriately modify our overall hedge position in accordance with our risk management program. In conjunction with the partial termination of these swap agreements, we recorded a pre-tax gain of $2.8 million. The amount receivable and payable by us under the remaining $75.0 million notional amount of the swap agreements was $1.2 million and $115,000 at June 30, 2001, respectively. The amount receivable by us under the swap agreements was $4.1 million at December 31, 2000 and 1999, and the amounts payable by us under the swap agreements were $744,000 and $770,000 at December 31, 2000 and 1999, respectively.

         During May 1999, we entered into $500.0 million notional amount of interest rate swap agreements with the objective of stabilizing the net interest margin during the six-month period surrounding the Year 2000 century date change. The swap agreements provided for us to receive an adjustable rate of interest equivalent to the daily weighted average 30-day London Interbank Offering Rate and pay an adjustable rate of interest equivalent to the daily weighted average prime lending rate minus 2.665%. In January 2000, we determined these swap agreements were no longer necessary based upon the results of the Year 2000 transition and terminated these agreements resulting in a cost of $150,000.

         During September 1999, we entered into $175.0 million notional amount of interest rate swap agreements to effectively lengthen the repricing characteristics of certain interest-earning assets to correspond more closely with their funding source with the objective of stabilizing cash flow, and accordingly, net interest income, over time. The swap agreements, which had been designated as cash flow hedges, provided for us to receive a fixed rate of interest and pay an adjustable rate of interest equivalent to the weighted average prime lending rate minus 2.70%. The terms of the swap agreements provided for us to pay and receive interest on a quarterly basis. In April 2001, we terminated these swap agreements, which would have expired in September 2001, in order to lengthen the period covered by the swaps. In conjunction with the termination of these swap agreements, we recorded a pre-tax gain of $985,000. The amount receivable by us under the swap agreements was $119,000 at December 31, 2000 and 1999 and the amounts payable by us under the swap agreements were $165,000 and $141,000 at December 31, 2000 and 1999, respectively.

          During September 2000, March 2001 and April 2001, we entered into $600.0 million, $200.0 million and $175.0 million notional amount, respectively, of interest rate swap agreements to effectively lengthen the repricing characteristics of certain interest-earning assets to correspond more closely with their funding source with the objective of stabilizing cash flow, and accordingly, net interest income, over time. The swap agreements, which have been designated as cash flow hedges, provide for us to receive a fixed rate of interest and pay an adjustable rate of interest equivalent to the weighted average prime lending rate minus either 2.70% or 2.82%. The terms of the swap agreements provide for us to pay and receive interest on a quarterly basis. The amount receivable by us under the swap agreements was $3.9 million and $1.2 million at June 30, 2001 and December 31, 2000, respectively, and the amount payable by us under the swap agreements was $3.0 million and $1.2 million at June 30, 2001 and December 31, 2000, respectively.

          The maturity dates, notional amounts, interest rates paid and received and fair value of our interest rate swap agreements designated as cash flow hedges as of June 30, 2001 and December 31, 2000 were as follows:


                                                                  Notional   Interest rate Interest rate     Fair
                          Maturity date                            amount        paid        received        value
                          -------------                            ------        ----        --------        -----
                                                                         (dollars expressed in thousands)

         June 30, 2001:
             September 16, 2002..............................  $   75,000        4.05%         5.36%     $     890
             September 20, 2004..............................     600,000        4.05          6.78         24,634
             March 21, 2005..................................     200,000        3.93          5.24         (1,855)
             April 2, 2006...................................     175,000        3.93          5.45         (1,871)
                                                               ----------                                ---------
                                                               $1,050,000        4.01          6.16      $  21,798
                                                               ==========       =====         =====      =========

         December 31, 2000:
             September 27, 2001..............................  $  175,000        6.80%         6.14%     $      65
             June 11, 2002...................................      15,000        6.80          6.00              7
             September 16, 2002..............................     195,000        6.80          5.36         (1,776)
             September 18, 2002..............................      70,000        6.80          5.33           (690)
             September 20, 2004..............................     600,000        6.80          6.78         16,869
                                                               ----------                                ---------
                                                               $1,055,000        6.80          5.92      $  14,475
                                                               ==========       =====         =====      =========

         Fair Value Hedges

         During September 2000, we entered into $25.0 million notional amount of one-year interest rate swap agreements and $25.0 million notional amount of five and one-half year interest rate swap agreements to effectively shorten the repricing characteristics of certain interest-bearing liabilities with the objective of stabilizing net interest income over time. The swap agreements, which have been designated as fair value hedges, provide for us to receive fixed rates of interest ranging from 6.60% to 7.25% and pay an adjustable rate of interest equivalent to the three-month London Interbank Offering Rate minus rates ranging from 0.02% to 0.11%. The terms of the swap agreements provide for us to pay interest on a quarterly basis and receive interest either on a semiannual or an annual basis. The amount receivable by us under the swap agreements was $1.8 million and $1.0 million at June 30, 2001 and December 31, 2000, respectively, and the amount payable by us under the swap agreements was $68,000 and $119,000 at June 30, 2001 and December 31, 2000, respectively.

         During January 2001, we entered into $50.0 million notional amount of three-year interest rate swap agreements and $150.0 million notional amount of five-year interest rate swap agreements to effectively shorten the repricing characteristics of certain interest-bearing liabilities with the objective of stabilizing net interest income over time. The swap agreements, which have been designated as fair value hedges, provide for us to receive a fixed rate of interest and pay an adjustable rate of interest equivalent to the three-month London Interbank Offering Rate. The terms of the swap agreements provide for us to pay and receive interest on a quarterly basis. The amount receivable by us under the swap agreements was $5.2 million at June 30, 2001, and the amount payable by us under the swap agreements was $2.2 million at June 30, 2001.

         The maturity dates, notional amounts, interest rates paid and received and fair value of our interest rate swap agreements designated as fair value hedges as of June 30, 2001 and December 31, 2000 were as follows:


                                                                  Notional   Interest rate Interest rate     Fair
                          Maturity date                            amount        paid        received        value
                          -------------                            ------        ----        --------        -----
                                                                         (dollars expressed in thousands)

         June 30, 2001:
             September 13, 2001..............................  $   12,500        3.89%         6.80%     $      70
             September 21, 2001..............................      12,500        3.71          6.60             79
             January 9, 2004.................................      50,000        4.80          5.37            (84)
             January 9, 2006.................................     150,000        4.80          5.51         (2,073)
             March 13, 2006..................................      12,500        3.80          7.25             86
             March 22, 2006..................................      12,500        3.64          7.20            101
                                                               ----------                                ---------
                                                               $  250,000        4.59          5.77      $  (1,821)
                                                               ==========       =====         =====      =========

         December 31, 2000:
             September 13, 2001..............................  $   12,500        6.56%         6.80%     $      42
             September 21, 2001..............................      12,500        6.47          6.60             43
             March 13, 2006..................................      12,500        6.47          7.25              5
             March 22, 2006..................................      12,500        6.39          7.20              6
                                                               ----------                                 --------
                                                               $   50,000        6.47          6.96      $      96
                                                               ==========       =====         =====      =========

          Interest Rate Floor Agreements

          During January 2001 and March 2001, we entered into $200.0 million and $75.0 million notional amount, respectively, of four-year interest rate floor agreements to further stabilize net interest income in the event of a falling rate scenario. The interest rate floor agreements provide for us to receive a quarterly adjustable rate of interest equivalent to the differential between the three-month London Interbank Offering Rate and the strike prices of 5.50% or 5.00%, respectively, should the three-month London Interbank Offering Rate fall below the respective strike prices. At June 30, 2001, the carrying value of the interest rate floor agreements, which is included in derivative instruments in the consolidated balance sheet, was $5.6 million.

          Interest Rate Cap Agreements

          In conjunction with the interest rate swap agreements that we entered into in September 2000, we also entered into $450.0 million notional amount of four-year interest rate cap agreements to limit the net interest expense associated with our interest rate swap agreements in the event of a rising rate scenario. The interest rate cap agreements provide for us to receive a quarterly adjustable rate of interest equivalent to the differential between the three-month London Interbank Offering Rate and the strike price of 7.50% should the three-month London Interbank Offering Rate exceed the strike price. At June 30, 2001 and December 31, 2000, the carrying value of these interest rate cap agreements, which is included in derivative instruments in the consolidated balance sheet, was $2.0 million and $3.8 million, respectively.

          Pledged Collateral

          At June 30, 2001 and December 31, 2000, we had pledged investment securities available for sale with a carrying value of $2.4 million and $8.6 million, respectively, in connection with our interest rate swap agreements. In addition, at June 30, 2001 and December 31, 2000, we had accepted investment securities with a fair value of $34.7 million and $19.0 million, respectively, as collateral in connection with our interest rate swap agreements. We are permitted by contract to sell or repledge the collateral accepted from our counterparties, however, at June 30, 2001 and December 31, 2000, we had not sold or repledged any of this collateral.

          Interest Rate Lock Commitments / Forward Commitments to Sell
                           Mortgage-Backed Securities

Derivative financial instruments issued by us consist of interest rate lock commitments to originate fixed-rate loans. Commitments to originate fixed-rate loans consist primarily of residential real estate loans. These net loan commitments and loans held for sale are hedged with forward contracts to sell mortgage-backed securities.

Mortgage Banking Activities

         Our mortgage banking activities consist of the origination, purchase and servicing of residential mortgage loans. Generally, we sell our production of residential mortgage loans in the secondary loan markets. Servicing rights are retained with respect to conforming fixed-rate residential mortgage loans. We sell other loans, including adjustable-rate and nonconforming residential mortgage loans, on a servicing released basis.

         For the six months ended June 30, 2001 and 2000, we originated and purchased loans for resale totaling $757.5 million and $238.5 million, and sold loans totaling $587.6 million and $185.3 million, respectively. For the three years ended December 31, 2000, 1999 and 1998, we originated and purchased loans for resale totaling $532.2 million, $452.9 million and $628.5 million and sold loans totaling $413.2 million, $507.1 million and $521.0 million, respectively. The origination and purchase of residential mortgage loans and the related sale of the loans provides us with additional sources of income including the gain or loss realized upon sale, the interest income earned while the loan is held awaiting sale and the ongoing loan servicing fees from the loans sold with servicing rights retained. Mortgage loans serviced for investors aggregated $957.4 million at June 30, 2001, and $957.2 million, $957.1 million and $923.0 million at December 31, 2000, 1999 and 1998, respectively.

         The gain on mortgage loans originated for resale, including loans sold and held for sale, was $7.3 million and $3.3 million for the six months ended June 30, 2001 and 2000, respectively, and $7.8 million, $6.9 million and $5.6 million for the years ended December 31, 2000, 1999 and 1998, respectively. We determine these gains, net of losses, on a lower of cost or market basis. These gains are realized at the time of sale. The cost basis reflects: (1) adjustments of the carrying values of loans held for sale to the lower of cost, adjusted to include the cost of hedging the loans held for sale, or current market values; and (2) adjustments for any gains or losses on loan commitments for which the interest rate has been established, net of anticipated underwriting "fallout," adjusted for the cost of hedging these loan commitments. The overall increase for the six months ended June 30, 2001 is primarily attributable to a significant increase in the volume of loans originated and sold commensurate with the continued reductions in mortgage loan rates experienced in the first six months of 2001. We credit the increases for 2000 and 1999 to the continued expansion of our mortgage banking activities into the California and Texas markets.

         The interest income on loans held for sale was $5.4 million for the six months ended June 30, 2001, compared to $1.5 million for the comparable period in 2000. The interest income on loans held for sale was $3.5 million for the year ended December 31, 2000, in comparison to $4.9 million and $6.8 million for the years ended December 31, 1999 and 1998, respectively. The amount of interest income realized on loans held for sale is a function of the average balance of loans held for sale, the period for which the loans are held and the prevailing interest rates when the loans are made. The average balance of loans held for sale was $149.1 million and $45.1 million for the six months ended June 30, 2001 and 2000, respectively, and $47.0 million, $79.1 million and $102.7 million for the years ended December 31, 2000, 1999 and 1998, respectively. On an annualized basis, our yield on the portfolio of loans held for sale was 7.23% and 6.67% for the six months ended June 30, 2001 and 2000, respectively, and 7.45%, 6.19% and 6.62% for the years ended December 31, 2000, 1999 and 1998, respectively. This compares with our cost of funds, as a percentage of average interest-bearing liabilities, of 4.74% and 4.49% for the six months ended June 30, 2001 and 2000, respectively, and 4.69%, 4.34% and 4.73% for the years ended December 31, 2000, 1999 and 1998, respectively.

         We report mortgage loan servicing fees net of amortization of mortgage servicing rights, interest shortfall and mortgage-backed security guarantee fee expense. Interest shortfall equals the difference between the interest collected from a loan-servicing customer upon prepayment of the loan and a full month's interest that is required to be remitted to the security owner. Loan servicing fees, net, were $153,000 and $231,000 for the six months ended June 30, 2001 and 2000, respectively, and $486,000, $657,000 and $1.0 million for the years ended December 31, 2000, 1999 and 1998, respectively. We attribute the decrease in loan servicing fees for 2001, 2000 and 1999 to increased amortization of mortgage servicing rights, reduced late charge fees and our strategy of selling the new production of adjustable-rate and nonconforming residential mortgage loans on a servicing released basis. In addition, mortgage-backed security expense increased by $333,000 to $1.2 million from $867,000 for the years ended December 31, 1999 and 1998, respectively, reflecting the increased level of serviced loans sold into the secondary market in the form of securities.

         Our interest rate risk management policy provides certain hedging parameters to reduce the interest rate risk exposure arising from changes in loan prices from the time of commitment until the sale of the security or loan. To reduce this exposure, we use forward commitments to sell fixed-rate mortgage-backed securities at a specified date in the future. At June 30, 2001 and December 31, 2000, 1999 and 1998, we had $106.5 million, and $37.6 million, $31.5 million and $103.1 million, respectively, of loans held for sale and related commitments, net of committed loan sales and estimated underwriting fallout, of which $101.0 million, and $32.0 million, $33.0 million and $95.0 million, respectively, were hedged through the use of such forward commitments.

Comparison of Results of Operations for the Six Months Ended June 30, 2001 and 2000

         Net Income. Net income was $20.3 million, or $824.49 per common share on a diluted basis, for the six months ended June 30, 2001, in comparison to $29.3 million, or $1,182.47 per common share on a diluted basis, for the comparable period in 2000. The implementation of SFAS 133, as amended, on January 1, 2001, resulted in the recognition of a cumulative effect of change in accounting principle of $1.4 million, net of tax, which reduced net income. Excluding this item, net income was $21.6 million, or $882.65 per common share on a diluted basis, for the six months ended June 30, 2001. The net interest rate margin was 4.73% for the six months ended June 30, 2001, in comparison to 4.90% for the comparable period in 2000. The primary factors that led to the decline in earnings for the six months ended June 30, 2001 were a decrease in the net interest rate margin and higher operating expenses, including nonrecurring charges associated with the establishment of a specific reserve relating to a contingent liability and the settlement of certain litigation. Net interest income increased primarily as a result of increased earning assets generated through internal loan growth along with our acquisitions of Lippo Bank, certain assets of FCG, Bank of Ventura, Commercial Bank of San Francisco, Millennium Bank and Bank of San Francisco, completed during 2000. However, the improvement in net interest income was partially offset by six reductions in the prime lending rate during the first six months of 2001. During the six months ended June 30, 2001, noninterest income improved to $35.9 million, from $21.0 million for the comparable period in 2000 as further discussed under "--Noninterest Income."

         The improvement in net interest income and noninterest income was offset by increased operating expenses, which were $116.0 million for the six months ended June 30, 2001, compared to $79.7 million for the comparable period in 2000. The increased operating expenses are primarily attributable to:

        o the operating expenses of the aforementioned acquisitions subsequent to their respective acquisition dates;

        o   increased salaries and employee benefit expenses;

        o   increased data processing fees;

        o   increased legal, examination and professional fees;

        o increased amortization of intangibles associated with the purchase of the aforementioned entities;

        o   a nonrecurring litigation settlement charge; and

        o a charge to other expense associated with the establishment of a specific reserve on an unfunded letter of credit.

         Additionally, guaranteed preferred debentures expense of $1.5 million on the trust preferred securities that our second financing subsidiary issued in October 2000 further contributed to the overall increase in operating expenses. These higher operating expenses, exclusive of the litigation settlement and the specific reserve on the unfunded letter of credit, are reflective of significant investments that we have made in personnel, technology, capital expenditures and new business lines in conjunction with our overall strategic growth plan. The payback on these investments is expected to occur over a longer period of time through higher and more diversified revenue streams.

         Provision for Loan Losses. The provision for loan losses was $7.1 million for the six months ended June 30, 2001, compared to $7.2 million for the comparable period in 2000. The provisions for loan losses reflect the level of loan charge-offs and recoveries, the adequacy of the allowance for loan losses and the effect of economic conditions within our markets. Loan charge-offs were $15.3 million for the six months ended June 30, 2001, in comparison to $5.0 million for the comparable period in 2000. The increase in loan charge-offs reflects a single loan in the amount of $4.5 million that was charged-off due to suspected fraud on the part of the borrower, a $1.4 million charge-off on a single shared national credit relationship, a $675,000 charge-off with respect to a loan in an acquired portfolio as well as the effects of the recent general slow down in economic conditions prevalent within our markets. Loan recoveries were $3.8 million for the six months ended June 30, 2001, in comparison to $6.2 million for the comparable period in 2000. Nonperforming assets and past-due loans have increased during the six months ended June 30, 2001, and we anticipate these trends will continue in the near future. However, we believe these trends represent normal cyclical trends experienced within the banking industry during times of economic slow down. Management considered these trends in its overall assessment of the adequacy of the allowance for loan losses.

         Tables summarizing nonperforming assets, past-due loans and charge-off and recovery experience are presented under "--Loans and Allowance for Loan Losses."

         Noninterest Income and Expense. The following table summarizes noninterest income and noninterest expense for the six months ended June 30, 2001 and 2000:

                                                                                  June 30,           Increase (Decrease)
                                                                              -----------------      -------------------
                                                                              2001         2000        Amount       %
                                                                              ----         ----        ------   --------
                                                                                   (dollars expressed in thousands)

     Noninterest income:
        Service charges on deposit accounts and customer service fees....   $  10,537      9,464      1,073       11.34%
        Gain on mortgage loans sold and held for sale....................       7,332      3,268      4,064      124.36
        Credit card fees.................................................         221         91        130      142.86
        Gain on sale of credit card portfolio, net of expenses...........       2,275         --      2,275      100.00
        Loan servicing fees, net.........................................         153        231        (78)     (33.77)
        Net (loss) gain on sales of available-for-sale securities........        (113)       379       (492)    (129.82)
        Gain on sale of branch, net of expenses..........................          --      1,355     (1,355)    (100.00)
        Gain on derivative instruments, net..............................       5,486         --      5,486      100.00
        Other............................................................      10,007      6,247      3,760       60.19
                                                                            ---------   --------    -------
              Total noninterest income...................................   $  35,898     21,035     14,863       70.66
                                                                            =========   ========    =======   =========

     Noninterest expense:
        Salaries and employee benefits...................................   $  45,797     35,237     10,560      29.97%
        Occupancy, net of rental income..................................       8,216      6,655      1,561      23.46
        Furniture and equipment..........................................       5,617      5,673        (56)     (0.99)
        Postage, printing and supplies...................................       2,258      2,183         75       3.44
        Data processing fees.............................................      12,951     10,663      2,288      21.46
        Legal, examination and professional fees.........................       3,424      2,003      1,421      70.94
        Amortization of intangibles associated with the
          purchase of subsidiaries.......................................       3,712      2,373      1,339      56.43
        Communications...................................................       1,513      1,233        280      22.71
        Advertising and business development.............................       3,182      1,661      1,521      91.57
        Guaranteed preferred debentures..................................       8,978      6,012      2,966      49.33
        Other............................................................      20,368      6,017     14,351     238.51
                                                                            ---------   --------    -------
              Total noninterest expense..................................   $ 116,016     79,710     36,306      45.55
                                                                            =========   ========    =======   ========

         Noninterest Income. Noninterest income was $35.9 million for the six months ended June 30, 2001, in comparison to $21.0 million for the comparable period in 2000. Noninterest income consists primarily of service charges on deposit accounts and customer service fees, mortgage-banking revenues, a gain on the sale of our credit card portfolio, net gains on derivative instruments and other income.

         Service charges on deposit accounts and customer service fees were $10.5 million for the six months ended June 30, 2001, in comparison to $9.5 million for the comparable period in 2000. We attribute the increase in service charges and customer service fees to:

        o   increased deposit balances provided by internal growth;

        o   our acquisitions completed during 2000;

        o additional products and services available and utilized by our expanding base of retail and commercial customers;

        o increased fee income resulting from revisions of customer service charge rates, effective June 1, 2000, and enhanced control of fee waivers; and

        o increased income associated with automated teller machine services and debit cards.

         The gain on mortgage loans sold and held for sale was $7.3 million for the six months ended June 30, 2001, in comparison to $3.3 million for the comparable period in 2000. The overall increase is primarily attributable to a significant increase in the volume of loans originated and sold commensurate with the continued reductions in mortgage loan rates experienced in the first six months of 2001 as well as the continued expansion of our mortgage banking activities into new and existing markets.

         During the six months ended June 30, 2001, we recorded a $2.3 million pre-tax gain on the sale of our credit card portfolio. This gain is solely attributable to the sale of this portfolio consistent with our strategic decision to exit this product line and enter into an agent relationship with a larger credit card service provider.

         Noninterest income for the six months ended June 30, 2001 included a net loss on the sale of available-for-sale investment securities of $113,000, in comparison to a net gain on the sale of available-for-sale investment securities of $379,000 for the comparable period in 2000. The net loss for 2001 resulted primarily from the liquidation of certain investment securities held by FBA that resulted in a loss of $134,000, whereas the net gain in 2000 resulted primarily from sales of certain investment securities held by acquired institutions that did not meet our overall investment objectives.

         The net gain on derivative instruments of $5.5 million for the six months ended June 30, 2001 includes $3.8 million of gains resulting from the termination of certain interest rate swap agreements to adjust our interest rate hedge position consistent with changes in the portfolio structure and mix. In addition, the net gain reflects changes in the fair value of our interest rate cap agreements, interest rate floor agreements and fair value hedges, in accordance with the requirements of SFAS 133, as amended, which was implemented on January 1, 2001.

         The gain on sale of branch, net of expenses, was $1.4 million for the six months ended June 30, 2000, and results from the divestiture of one of our branch locations in central Illinois.

         Other income was $10.0 million for the six months ended June 30, 2001, in comparison to $6.2 million for the comparable period in 2000. We attribute the primary components of the increase to:

        o    our acquisitions completed during 2000;

        o increased portfolio management fee income of $1.6 million associated with our Institutional Money Management Division, which was formed in August 2000;

        o increased brokerage revenue, which is primarily associated with the stock option services acquired in conjunction with our acquisition of Bank of San Francisco;

        o increased rental income of $761,000 associated with our commercial leasing activities that were acquired in conjunction with our acquisition of FCG in February 2000; and

        o income of approximately $600,000 associated with equipment leasing activities that were acquired in conjunction with our acquisition of Bank of San Francisco in December 2000.

         Noninterest Expense. Noninterest expense was $116.0 million for the six months ended June 30, 2001, compared to $79.7 million for the comparable period in 2000. The increase reflects:

        o the noninterest expense of our acquisitions completed during 2000, including certain nonrecurring expenses associated with those acquisitions;

        o    increased salaries and employee benefit expenses;

        o    increased data processing fees;

        o    increased legal, examination and professional fees;

        o increased amortization of intangibles associated with the purchase of subsidiaries;

        o    increased guaranteed preferred debentures expense; and

        o    increased other expense.

         Salaries and employee benefits were $45.8 million for the six months ended June 30, 2001, in comparison to $35.2 million for the comparable period in 2000. We primarily associate the increase with our 2000 acquisitions. However, the increase also reflects the competitive environment in the employment market that has resulted in a higher demand for limited resources, thus escalating industry salary and employee benefit costs associated with employing and retaining qualified personnel. In addition, the increase includes various additions to staff throughout 2000 to enhance executive and senior management expertise, improve technological support, strengthen centralized operational functions and expand our product lines.

         Occupancy, net of rental income, and furniture and equipment expense totaled $13.8 million for the six months ended June 30, 2001, in comparison to $12.3 million for the comparable period in 2000. We primarily attribute the increase to our aforementioned acquisitions, the relocation of certain branches and operational areas and increased depreciation expense associated with numerous capital expenditures, including our new facility that houses various centralized operations and certain corporate administrative functions.

         Data processing fees were $13.0 million for the six months ended June 30, 2001, in comparison to $10.7 million for the comparable period in 2000. First Services, L.P., a limited partnership indirectly owned by our Chairman and his adult children, provides data processing and various related services to our subsidiary banks and us under the terms of data processing agreements. We attribute the increased data processing fees to growth and technological advancements consistent with our product and service offerings, continued upgrades to technological equipment, networks and communication channels, and certain nonrecurring expenses associated with the data processing conversions of Redwood Bank, Commercial Bank of San Francisco and Bank of San Francisco, completed in February 2001, March 2001 and June 2001, respectively.

         Legal, examination and professional fees were $3.4 million for the six months ended June 30, 2001, in comparison to $2.0 million for the comparable period in 2000. We primarily attribute the increase in these fees to the ongoing professional services utilized by certain of our acquired entities, increased professional fees associated with our Institutional Money Management Division, which was formed in August 2000, and increased legal fees associated with commercial loan documentation, collection efforts and certain defense litigation.

         Amortization of intangibles associated with the purchase of subsidiaries was $3.7 million for the six months ended June 30, 2001, in comparison to $2.4 million for the comparable period in 2000. The increase for 2001 is primarily attributable to amortization of the cost in excess of the fair value of the net assets acquired for the six acquisitions that we completed during 2000.

         Guaranteed preferred debentures expense was $9.0 million for the six months ended June 30, 2001, in comparison to $6.0 million for the comparable period in 2000. The increase for 2001 is solely attributable to the issuance of trust preferred securities in October 2000 by our second financing subsidiary.

         Other expense was $20.4 million for the six months ended June 30, 2001, in comparison to $6.0 million for the comparable period in 2000. Other expense encompasses numerous general and administrative expenses including travel, meals and entertainment, insurance, freight and courier services, correspondent bank charges, advertising and business development, miscellaneous losses and recoveries, memberships and subscriptions, transfer agent fees and sales taxes. We attribute the majority of the increase in other expense to:

        o    our acquisitions completed during 2000;

        o    increased   advertising  and  business  development  expenses
             associated with various product and service initiatives and enhancements;

        o increased travel expenses primarily associated with business development efforts and the ongoing integration of the recently acquired entities into our corporate culture and systems;

        o a nonrecurring litigation settlement charge in the amount of $11.5 million associated with a lawsuit brought by an unaffiliated bank against one of our subsidiaries and certain individuals related to allegations arising from the employment by our subsidiary of individuals previously employed by the plaintiff bank, as well as the conduct of those individuals while employed by the plaintiff bank;

        o the establishment of a $1.2 million specific reserve on an unfunded letter of credit; and

        o    overall continued growth and expansion of our banking franchise.

         Provision for Income Taxes. The provision for income taxes was $14.6 million for the six months ended June 30, 2001, representing an effective income tax rate of 39.14%, in comparison to $17.7 million, representing an effective income tax rate of 37.00%, for the comparable period in 2000. The increase in the effective income tax rate is primarily attributable to:

        o the increase in amortization of intangibles associated with the purchase of subsidiaries, which is not deductible for tax purposes; and

        o a reduction of the deferred tax asset valuation reserve of approximately $405,000 related to the utilization of net operating losses associated with a previously acquired entity, which was recorded in March 2000.

Comparison of Results of Operations for 2000 and 1999

         Net Income. Net income was $56.1 million for the year ended December 31, 2000, compared to $44.2 million for 1999. The earnings progress for 2000 was primarily driven by increased net interest income generated from our acquisitions completed throughout 1999 and 2000; the continued growth and diversification in the composition of our loan portfolio; and increased yields on interest-earning assets. We funded the overall loan growth primarily through deposits added through acquisitions and internal deposit growth. Net interest income (expressed on a tax-equivalent basis) increased to $236.0 million, or 4.93% of average interest-earning assets, from $195.2 million, or 4.52% of average interest-earning assets, for the years ended December 31, 2000 and 1999, respectively.

        The increase in net income was partially offset by an increased provision for loan losses and an increase in operating expenses of $20.4 million for the year ended December 31, 2000, in comparison to 1999. The increased operating expenses reflect the operating expenses of our 1999 and 2000 acquisitions subsequent to their respective acquisition dates; increased salaries and employee benefit expenses; increased data processing fees; increased amortization of intangibles associated with the purchase of subsidiaries and increased guaranteed preferred debentures expense. A reduction in legal, examination and professional fees partially offset the increase in operating expenses.

         Provision for Loan Losses. The provision for loan losses was $14.1 million and $13.1 million for the years ended December 31, 2000 and 1999, respectively. We attribute the increase in the provision for loan losses primarily to the overall growth in the loan portfolio, both internal and through acquisitions, as well as a general increase in risk associated with the continued changing composition of our loan portfolio and an increase in nonperforming assets, which is further discussed under "--Loans and Allowance for Loan Losses." Loan charge-offs were $17.1 million for the year ended December 31, 2000, in comparison to $17.7 million for the year ended December 31, 1999. Included in charge-offs for the year ended December 31, 2000 was $1.6 million relating to a single loan. The overall decrease in loan charge-offs, excluding the large single-loan charge-off, was indicative of the generally strong economic conditions prevalent in our markets, as well as management's continued efforts to effectively monitor and manage our loan portfolio. Loan recoveries were $9.8 million for the year ended December 31, 2000, in comparison to $9.3 million for 1999, reflecting continued aggressive collection efforts. Our acquisitions during 1999 and 2000 provided $3.0 million and $6.1 million, respectively, in additional allowance for loan losses at their respective acquisition dates.

The following table represents a summary of loan loss experience and nonperforming assets for First Bank and First Bank & Trust as of and for the years ended December 31, 2000 and 1999:

                                                                               First Bank          First Bank & Trust
                                                                            ----------------       ------------------
                                                                            2000        1999       2000         1999
                                                                            ----        ----       ----         ----
                                                                                (dollars expressed in thousands)

    Total loans.......................................................   $2,694,005  2,527,649    2,058,628  1,469,093
    Total assets......................................................    3,152,885  3,028,046    2,733,545  1,854,827
    Provision for loan losses.........................................       12,250      8,890        1,877      4,183
    Net loan charge-offs..............................................        7,007      6,494          201      1,946
    Net loan charge-offs as a percentage of average loans.............         0.27%      0.26%        0.01%      0.15%
    Nonperforming loans...............................................   $   38,161     23,493       15,005     16,244
    Nonperforming assets..............................................       39,954     25,233       15,699     16,633


         Noninterest Income and Expense. The following table summarizes noninterest income and noninterest expense for the years ended December 31, 2000 and 1999:

                                                                                December 31,         Increase (Decrease)
                                                                              -----------------      -------------------
                                                                              2000         1999        Amount       %
                                                                              ----         ----        ------   --------
                                                                                   (dollars expressed in thousands)

     Noninterest income:
        Service charges on deposit accounts and customer service fees....   $  19,794     17,676      2,118      11.98%
        Gain on mortgage loans sold and held for sale....................       7,806      6,909        897      12.98
        Credit card fees.................................................         236        409       (173)    (42.30)
        Loan servicing fees, net.........................................         486        657       (171)    (26.03)
        Net gain on sales of available-for-sale securities...............         168        791       (623)    (78.76)
        Net loss on trading securities...................................          --       (303)       303    (100.00)
        Gain on sales of branches, net of expenses.......................       1,355      4,406     (3,051)    (69.25)
        Other............................................................      12,933     11,105      1,828      16.46
                                                                            ---------   --------    -------
              Total noninterest income...................................   $  42,778     41,650      1,128       2.71
                                                                            =========   ========    =======   ========

     Noninterest expense:
        Salaries and employee benefits...................................   $  73,391     61,524     11,867      19.29%
        Occupancy, net of rental income..................................      14,675     12,518      2,157      17.23
        Furniture and equipment..........................................      11,702      8,520      3,182      37.35
        Postage, printing and supplies...................................       4,431      4,244        187       4.41
        Data processing fees.............................................      22,359     18,567      3,792      20.42
        Legal, examination and professional fees.........................       4,523      9,109     (4,586)    (50.35)
        Amortization of intangibles associated with
         the purchase of subsidiaries....................................       5,297      4,401        896      20.36
        Communications...................................................       2,625      2,488        137       5.51
        Advertising and business development.............................       4,331      3,734        597      15.99
        Guaranteed preferred debentures..................................      13,173     12,050      1,123       9.32
        Other............................................................      14,656     13,652      1,004       7.35
                                                                            ---------   --------    -------
              Total noninterest expense..................................   $ 171,163    150,807     20,356      13.50
                                                                            =========   ========    =======   ========

         Noninterest Income. Noninterest income was $42.8 million for the year ended December 31, 2000, compared to $41.7 million for 1999. Noninterest income consists primarily of service charges on deposit accounts and customer service fees, mortgage banking revenues and other income.

         Service charges on deposit accounts and customer service fees increased to $19.8 million for 2000, from $17.7 million for 1999. We attribute the increase in service charges and customer service fees to:

        o    increased deposit balances provided by internal growth;

        o    our acquisitions completed throughout 1999 and 2000;

        o additional products and services available and utilized by our expanding base of retail and commercial customers;

        o increased fee income resulting from revisions of customer service charge rates effective April 1, 1999 and June 30, 2000, and enhanced control of fee waivers; and

        o increased interchange income associated with automatic teller machine services and debit and credit cards.

         The gain on mortgage loans sold and held for sale increased to $7.8 million from $6.9 million for the years ended December 31, 2000 and 1999, respectively. We attribute the increase to an increased volume of loans sold and held for sale, primarily during the fourth quarter of 2000, including fixed rate residential mortgage loans, which are sold on a servicing retained basis, and adjustable-rate and non-conforming residential mortgage loans, which are sold on a servicing released basis.

         The net gain on sales of available-for-sale securities was $168,000 and $791,000 for the years ended December 31, 2000 and 1999, respectively. These gains resulted from sales of available-for-sale securities necessary to facilitate the funding of loan growth. The decrease in the net gains reflects the sales, at a loss, of certain investment securities that did not meet our overall investment objectives.

         The net loss on sales of trading securities was $303,000 for the year ended December 31, 1999 resulted from the termination of our trading division, effective December 31, 1998, and the liquidation of all trading securities during the first quarter of 1999.

         The gain on sales of branches, net of expenses, was $1.4 million and $4.4 million for the years ended December 31, 2000 and 1999, respectively. The reduction in these gains results from a reduced number of branch divestitures. During 2000, we divested one of our branch locations in central Illinois, whereas in 1999, we divested seven branch offices in central and northern Illinois.

         Other income was $12.9 million and $11.1 million for the years ended December 31, 2000 and 1999, respectively. The increase in other income is primarily attributable to increased income earned on our investment in bank-owned life insurance, rental income associated with FCG's leasing activities and increased rental fees received from First Services, L.P. for the use of data processing and other equipment owned by us. The increase in rental fees corresponds to the replacement of our teller system and certain other technological upgrades, including local and wide area network-based systems, core processors and item processing equipment that were replaced in 1999 in preparation for the Year 2000 transition.

         Noninterest Expense. Noninterest expense was $171.2 million for the year ended December 31, 2000, in comparison to $150.8 million for 1999. The increase reflects:

        o the noninterest expense associated with our acquisitions completed throughout 1999 and 2000 subsequent to their respective acquisition dates, including certain nonrecurring expenses associated with those acquisitions;

        o    increased salaries and employee benefit expenses;

        o    increased data processing fees;

        o increased amortization of intangibles associated with the purchase of subsidiaries;

        o    increased guaranteed preferred debentures expense; and

        o increased expenses associated with our internal restructuring process.

         The overall increase in noninterest expense was partially offset by a decrease in legal, examination and professional fees.

         During 1999, we began an internal restructuring process designed to better position us for future growth and opportunities expected to become available as consolidation and changes continue in the delivery of financial services. The magnitude of this project was extensive and covered almost every area of our organization. The primary objectives of the restructuring process were to:

         o redesign the corporate organization to provide clearer lines of authority which are more conducive to the effective delivery of services to customers;

        o enhance our technological strength to enable us to more effectively and efficiently provide the products, services and delivery channels necessary to remain competitive in the financial services industry of the future;

        o establish the infrastructure necessary to better support our service delivery and business development efforts, and to provide more efficient, better quality services to customers;

        o increase the depth and abilities of all levels of our management and provide supervision to lead its efforts to accomplish our corporate objectives; and

        o improve internal monitoring systems in order to better assess the progress of all of our areas in achieving our corporate objectives.

         Although these efforts have primarily led to increased capital expenditures and noninterest expenses in the short term, we anticipate they will lead to additional internal growth, more efficient operations and improved profitability over the long term.

         Salaries and employee benefits increased by $11.9 million to $73.4 million from $61.5 million for the years ended December 31, 2000 and 1999, respectively. We primarily associate the increase with our acquisitions completed throughout 1999 and 2000 as well as the additional lines of business that we entered into in 2000, including institutional money management, international banking and fiduciary deposit management for bankruptcy trustees, receivers and other estate administrators. However, the increase also reflects the competitive environment in the employment market that has resulted in a higher demand for limited resources, thus escalating industry salary and employee benefit costs associated with employing and retaining qualified personnel. In addition, the increase includes various additions to our staff to enhance executive and senior management expertise, improve technological support and strengthen centralized operational functions.

         Occupancy, net of rental income, and furniture and equipment expense totaled $26.4 million and $21.0 million for the years ended December 31, 2000 and 1999, respectively. The increase is primarily attributable to our acquisitions, the relocation of certain California and Texas branches and increased depreciation expense associated with numerous capital expenditures made throughout 1999, including the implementation of our new teller system. Our selective elimination of 16 branch offices by sales, mergers or closures during 1999 and 2000 partially offset this increase.

         Data processing fees were $22.4 million and $18.6 million for the years ended December 31, 2000 and 1999, respectively. First Services, L.P., a limited partnership indirectly owned by our Chairman and his adult children, provides data processing and various related services to our subsidiary banks and us under the terms of data processing agreements. We attribute the increased data processing fees to growth and technological advancements consistent with our product and service offerings and upgrades to technological equipment, networks and communication channels.

         Legal, examination and professional fees were $4.5 million and $9.1 million for the years ended December 31, 2000 and 1999, respectively. The decrease in these fees results from a decline in our utilization of external consultants who provided assistance throughout 1999 associated with the development and expansion of selected business initiatives. The decrease also reflects the settlement of certain litigation completed in 1999.

         Amortization of intangibles associated with the purchase of subsidiaries was $5.3 million and $4.4 million for the years ended December 31, 2000 and 1999, respectively. The increase for 2000 is primarily attributable to amortization of the cost in excess of the fair value of the net assets acquired of the six acquisitions that we completed during 2000.

         Guaranteed preferred debentures expense was $13.2 million and $12.1 million for the years ended December 31, 2000 and 1999, respectively. The increase for 2000 is solely attributable to the issuance of trust preferred securities in October 2000.

         Other expense was $14.7 million and $13.7 million for the years ended December 31, 2000 and 1999, respectively. Other expense encompasses numerous general and administrative expenses including but not limited to travel, meals and entertainment, insurance, freight and courier services, correspondent bank charges, miscellaneous losses and recoveries, and sales taxes. The overall increase in these expenses primarily reflects:

        o    continued growth and expansion of our banking franchise;

        o a $700,000 provision for an estimated loss on equipment underlying leases associated with a previously acquired entity; and

        o a $200,000 provision for estimated losses associated with certain pending litigation.

         Offsetting the overall increase in other expenses in 2000 were recoveries of $1.8 million from loans of acquired entities that had been fully charged off prior to the acquisition dates.

Comparison of Results of Operations for 1999 and 1998

         Net Income. Net income was $44.2 million for the year ended December 31, 1999, compared to $33.5 million for 1998. We associate the improved operating results for 1999 with our efforts to realign the composition of our loan portfolio through further diversification and growth; the improvement in the composition of the interest-earning assets and interest-bearing liabilities; the results of our acquisitions of Century Bank and Redwood Bancorp; and the divestiture of certain branch facilities. Net interest income (expressed on a tax-equivalent basis) increased to $195.2 million, or 4.52% of average interest-earning assets, from $166.5 million, or 4.19% of average interest-earning assets, for 1999 and 1998, respectively.

        An increased provision for loan losses and an increase in operating expenses partially offset the improvement in net income. The increase in operating expense reflects the additional cost of the trust preferred securities issued by FBA in July 1998; the continuing expansion of commercial and retail banking activities; the acquisitions of Century Bank and Redwood Bancorp; increased legal, examination and professional fees; and increased data processing fees primarily associated with Year 2000 activities.

Provision for Loan Losses. The provision for loan losses was $13.1 million and $9.0 million for the years ended December 31, 1999 and 1998, respectively. We primarily attribute the increase in the provision for loan losses for 1999 to the continued growth and changing composition of our loan portfolio combined with an increase in loans charged-off. Net loan charge-offs were $8.4 million for the year ended December 31, 1999, compared to $1.7 million for 1998. The increase in net loan charge-offs reflects overall growth in our loan portfolio and increased risk associated with the continued change in the composition of our loan portfolio. In addition, nonperforming assets have, in general, increased at December 31, 1999 and 1998, in comparison to previous periods. The allowances for loan losses of Century Bank and Redwood Bancorp at their dates of acquisition added approximately $3.0 million to our consolidated allowance for loan losses.

        The following table represents a summary of loan loss experience and nonperforming assets for First Bank and First Bank & Trust as of and for the years ended December 31, 1999 and 1998:

                                                                               First Bank          First Bank & Trust
                                                                            ----------------       ------------------
                                                                            1999        1998       1999         1998
                                                                            ----        ----       ----         ----
                                                                                 (dollars expressed in thousands)

    Total loans........................................................  $2,527,649  2,490,556    1,469,093  1,089,966
    Total assets.......................................................   3,028,046  3,024,600    1,854,827  1,504,311
    Provision for loan losses..........................................       8,890      7,250        4,183      1,750
    Net loan charge-offs...............................................       6,494      1,150        1,946        589
    Net loan charge-offs as a percentage of average loans..............        0.26%      0.05%        0.15%      0.06%
    Nonperforming loans................................................  $   23,493     18,494       16,244     25,044
    Nonperforming assets...............................................      25,233     21,268       16,633     25,979

         Noninterest Income and Expense. The following table summarizes noninterest income and noninterest expense for the years ended December 31, 1999 and 1998:

                                                                                December 31,         Increase (Decrease)
                                                                               ---------------       -------------------
                                                                               1999       1998        Amount        %
                                                                               ----       ----        ------    --------
                                                                                   (dollars expressed in thousands)

     Noninterest income:
        Service charges on deposit accounts and customer service fees....   $  17,676     14,876      2,800      18.82%
        Gain on mortgage loans sold and held for sale....................       6,909      5,563      1,346      24.20
        Credit card fees.................................................         409      2,999     (2,590)    (86.36)
        Loan servicing fees, net.........................................         657      1,017       (360)    (35.40)
        Net gain on sales of available-for-sale securities...............         791      1,466       (675)    (46.04)
        Net (loss) gain on trading securities............................        (303)       607       (910)   (149.92)
        Gain on sales of branches, net of expenses.......................       4,406         --      4,406        --
        Other............................................................      11,105      9,969      1,136      11.40
                                                                            ---------   --------    -------
              Total noninterest income...................................   $  41,650     36,497      5,153      14.12
                                                                            =========   ========    =======    =======

     Noninterest expense:
        Salaries and employee benefits...................................   $  61,524     55,907      5,617      10.05%
        Occupancy, net of rental income..................................      12,518     11,037      1,481      13.42
        Furniture and equipment..........................................       8,520      8,122        398       4.90
        Postage, printing and supplies...................................       4,244      5,230       (986)    (18.85)
        Data processing fees.............................................      18,567     13,917      4,650      33.41
        Legal, examination and professional fees.........................       9,109      5,326      3,783      71.03
        Credit card......................................................         667      3,396     (2,729)    (80.36)
        Amortization of intangibles associated with the
          purchase of subsidiaries.......................................       4,401      3,184      1,217      38.22
        Communications...................................................       2,488      2,874       (386)    (13.43)
        Advertising and business development.............................       3,734      4,668       (934)    (20.01)
        Guaranteed preferred debentures..................................      12,050      9,842      2,208      22.43
        Other............................................................      12,985     15,201     (2,216)    (14.58)
                                                                            ---------   --------    -------
              Total noninterest expense..................................   $ 150,807    138,704     12,103       8.73
                                                                            =========   ========    =======    =======

         Noninterest Income. Noninterest income was $41.7 million for the year ended December 31, 1999, compared to $36.5 million for 1998. Noninterest income consists primarily of service charges on deposit accounts and customer service fees, mortgage banking revenues and other income.

         Service charges on deposit accounts and customer service fees increased to $17.7 million for 1999, from $14.9 million for 1998. The increase in service charges and customer service fees is attributable to:

        o    increased deposit balances provided by internal growth;

        o    our acquisitions completed throughout 1998 and 1999;

        o additional products and services available and utilized by our expanding base of retail and commercial customers;

        o increased fee income resulting from revisions of customer service charge rates effective April 1, 1999, and enhanced control of fee waivers; and

        o increased interchange income associated with automatic teller machine services and debit and credit cards.

         As described below, this increase was partially offset by the foregone revenue associated with the divestiture of certain branches in 1999, which resulted in a reduction in First Bank's deposit base of approximately $54.8 million.

         Credit card fees declined to $409,000 for 1999, from $3.0 million for 1998. The reduction in credit card fees primarily results from the liquidation of our merchant credit card processing operation effective December 31, 1998.

         Our mortgage banking revenues consist primarily of loan servicing fees, net, and gain on mortgage loans sold and held for sale. Loan servicing fees, net, decreased to $657,000 from $1.0 million for the years ended December 31, 1999 and 1998, respectively. We attribute the decrease in loan servicing fees to aggregate increases of $698,000 in additional amortization of mortgage servicing rights, interest shortfall and mortgage-backed security expense. This decrease in loan servicing fees was partially offset by an increase in loan servicing fees resulting from the increase in the portfolio of loans serviced for others. The gain on mortgage loans sold and held for sale increased to $6.9 million from $5.6 million for 1999 and 1998, respectively. This increase regarding mortgage loans is attributable to an increased volume of loans sold and held for sale, including fixed rate residential mortgage loans, which are sold on a servicing retained basis, and adjustable-rate and non-conforming residential mortgage loans, which are sold on a servicing released basis.

         The net gain on sales of available-for-sale securities was $791,000 and $1.5 million for the years ended December 31, 1999 and 1998, respectively. These gains resulted from sales of available-for-sale securities necessary to facilitate the funding of loan growth.

         Net loss on sales of trading securities was $303,000 for the year ended December 31, 1999, in comparison to a net gain of $607,000 for 1998. The loss for 1999 resulted from the termination of our trading division, effective December 31, 1998, and the subsequent liquidation of all trading portfolio securities during the first quarter of 1999.

         The gain on sales of branches, net of expenses, of $4.4 million resulted from the divestiture of seven branches in the central and northern Illinois market areas.

         Other income was $11.1 million and $10.0 million for the years ended December 31, 1999 and 1998, respectively. The primary components of the increase are attributable to increased income earned on our investment in bank-owned life insurance and expanded brokerage and private banking and trust services. The bank-owned life insurance income increased to $3.9 million for 1999, in comparison to $3.1 million for 1998. This increase results from twelve months of earnings on FBA's investment in bank-owned life insurance in 1999, in comparison to nine months of earnings in 1998. In addition, trust services income increased to $1.8 million for 1999 from $1.4 million for 1998 due to the continued expansion of these services, primarily in California.

         Noninterest Expense. Noninterest expense increased to $150.8 million for the year ended December 31, 1999 from $138.7 million for 1998. The increase reflects:

        o    our acquisitions completed throughout 1998 and 1999;

        o increased data processing fees primarily associated with our Year 2000 Program;

        o    increased legal, examination and professional fees; and

        o    FBA's issuance of trust preferred securities in July 1998.

         The overall increase in noninterest expense was partially offset by a decline in credit card expenses and a reduction in advertising and business development expenses, postage, printing and supplies expenses and communications expenses. This is consistent with management's efforts to more effectively manage these expenditures.

         Specifically, salaries and employee benefits increased by $5.6 million to $61.5 million from $55.9 million for the years ended December 31, 1999 and 1998, respectively. We associate the increase with the newly-acquired banks and our continued commitment to expanding our commercial, mortgage banking and retail business development capabilities associated with the expansion and delivery of our products and services. The overall increase also reflects the competitive environment in the employment market that has resulted in a higher demand for limited resources, thus escalating industry salary and employee benefit costs.

         Data processing fees were $18.6 million and $13.9 million for 1999 and 1998, respectively. First Services, L.P., a limited partnership indirectly owned by our Chairman and his adult children, provides data processing and various related services to our subsidiary banks and us under the terms of data processing agreements. We attribute the increase in data processing fees to growth and technological advancements consistent with our product and service offerings, increased expenses attributable to communication data lines related to the expansion of the branch network infrastructure and expenses associated with our Year 2000 Program.

         Legal, examination and professional fees increased by $3.8 million to $9.1 million in 1999, from $5.3 million in 1998. We attribute the increase in these fees to our expanded utilization of external consultants in conjunction with the development and expansion of selected business initiatives. Increased legal expenditures associated with the settlement of certain litigation further contributed to the overall increase.

         Credit card expenses declined by $2.7 million to $667,000 from $3.4 million for the years ended December 31, 1999 and 1998, respectively. As previously discussed, this decline primarily results from the liquidation of our merchant credit card processing operation, effective December 31, 1998.

         Amortization of intangibles associated with the purchase of subsidiaries was $4.4 million and $3.2 million for the years ended December 31, 1999 and 1998, respectively. The increase for 1999 is primarily attributable to amortization of the cost in excess of the fair value of the net assets acquired of the acquisitions that we completed during 1999.

         Guaranteed preferred debentures increased by $2.2 million to $12.1 million from $9.8 million for the years ended December 31, 1999 and 1998, respectively. We associate the increase for 1999 with the issuance by FBA's financing subsidiary of its trust preferred securities in July 1998.

Balance Sheet

Investment Securities

         We classify the securities within our investment portfolio as held to maturity or available for sale. We no longer engage in the trading of investment securities. Our investment security portfolio consists primarily of securities designated as available for sale. The investment security portfolio was $385.0 million and $563.5 million at June 30, 2001 and December 31, 2000, respectively, compared to $451.6 million and $534.8 million at December 31, 1999 and 1998, respectively. We attribute the decrease in investment securities during the six months ended June 30, 2001 to the liquidation of certain investment securities held by FBA and a higher than normal level of investment security calls resulting from the general decline in interest rates.

Loans and Allowance for Loan Losses

         Interest earned on our loan portfolio represents the principal source of income for our subsidiary banks. Interest and fees on loans were 92.8% and 92.0% of total interest income for the six months ended June 30, 2001 and 2000, respectively, and 92.3%, 91.5% and 86.7% of total interest income for the years ended December 31, 2000, 1999 and 1998, respectively. Loans, net of unearned discount, represented 82.3% and 80.9% of total assets as of June 30, 2001 and December 31, 2000, respectively, compared to 82.1% and 78.6% of total assets at December 31, 1999 and 1998, respectively. Total loans, net of unearned discount, increased $109.7 million to $4.86 billion for the six months ended June 30, 2001, $750.0 million to $4.75 billion for the year ended December 31, 2000, and

$420.0 million to $4.00 billion for the year ended December 31, 1999. We view the quality, yield and growth of our loan portfolio to be instrumental elements in determining our profitability.

         During the five years ended December 31, 2000, total loans, net of unearned discount, increased 71.5% from $2.77 billion at December 31, 1996 to $4.75 billion at December 31, 2000. At June 30, 2001, total loans, net of unearned discount, were $4.86 billion. Throughout this period, we have substantially enhanced our capabilities for achieving and managing internal growth. A key element of this process has been the expansion of our corporate business development staff, which is responsible for the internal development of both loan and deposit relationships with commercial customers. While this process was occurring, in order to achieve more diversification, a higher level of interest yield and a reduction in interest rate risk within our loan portfolio, we also focused on repositioning our portfolio. As the corporate business development effort continued to originate a substantial volume of new loans, substantially all of our residential mortgage loan production has been sold in the secondary mortgage market. We have also substantially reduced our origination of indirect automobile loans. This allowed us to fund part of the growth in corporate lending through reductions in residential real estate and indirect automobile lending.

         In addition, our acquisitions added substantial portfolios of new loans. Some of these portfolios, particularly those from acquisitions completed in 1995, contained significant loan problems, which we anticipated and considered in our acquisition pricing. As we resolved the asset quality issues, the portfolios of the acquired entities tended to decline because many of the resources which would otherwise be directed toward generating new loans were concentrated on improving or eliminating existing relationships.

         This table summarizes the effects of these factors on our loan portfolio for the six months ended June 30, 2001 and five years ended December 31, 2000:

                                                                                     Increase (Decrease)
                                                 Increase (Decrease)          for the Year Ended December 31,
                                                 for the Six Months   -------------------------------------------------
                                                 Ended June 30, 2001   2000       1999       1998       1997      1996
                                                 -------------------   ----       ----       ----       ----      ----
                                                                 (dollars expressed in thousands)

     Internal loan volume increase (decrease):
         Commercial lending.....................    $  71,918        360,410    363,486    633,660    378,882   209,251
         Residential real estate lending (1)....      101,078         20,137   (126,418)  (152,849)  (144,707) (164,400)
         Consumer lending, net of
           unearned discount....................      (63,318)       (64,606)   (56,349)   (30,506)   (54,305)  (82,231)
     Loans provided by acquisitions.............           --        440,000    235,500    127,600     54,361    61,130
                                                    ---------        -------   --------   --------   --------  --------
           Total increase in loans, net of
               unearned discount................    $ 109,678        755,941    416,219    577,905    234,231    23,750
                                                    =========        =======   -=======   ========   ========  ========

     -------------------------
     (1) Includes loans held for sale, which increased $120.7 million for the six months ended June 30, 2001.


         Our lending strategy stresses quality, growth and diversification. Throughout our organization, we employ a common credit underwriting policy. Our commercial lenders focus principally on small to middle-market companies. Consumer lenders focus principally on residential loans, including home equity loans, automobile financing and other consumer financing opportunities arising out of our branch banking network.

         Commercial, financial and agricultural loans include loans that are made primarily based on the borrowers' general credit strength and ability to generate cash flows for repayment from income sources even though such loans and bonds may also be secured by real estate or other assets. Real estate construction and development loans, primarily relating to residential properties and commercial properties, represent financing secured by real estate under construction. Real estate mortgage loans consist primarily of loans secured by single-family, owner-occupied properties and various types of commercial properties on which the income from the property is the intended source of repayment. Consumer and installment loans are loans to individuals and consist primarily of loans secured by automobiles. Loans held for sale are primarily fixed and adjustable rate residential loans pending sale in the secondary mortgage market in the form of a mortgage-backed security, or to various private third-party investors.

         The following table summarizes the composition of our loan portfolio by major category and the percent of each category to the total portfolio as of the dates presented:

                                                                                December 31,
                            --------------------------------------------------------------------------------------------------------
                              June 30, 2001          2000             1999              1998            1997            1996
                            ----------------    ------------     --------------- -----------------  --------------  ----------------
                            Amount       %      Amount      %       Amount      %    Amount    %     Amount    %      Amount    %
                            ------       -      ------      -      ------      -     ------    -   ---------   -      ------    -
                                                                (dollars expressed in thousands)

Commercial, financial
   and agricultural......$1,559,990  33.4% $1,496,284  32.0% $1,086,919  27.4% $  920,007  26.7%$  621,618   21.1% $  457,186  16.7%
Real estate construction
   and development.......   813,574  17.4     809,682  17.3     795,081  20.1     720,910  20.9    413,107   14.0     289,378  10.5
Real estate mortgage:
   One-to-four-family
     residential loans...   706,869  15.1     726,474  15.5     720,630  18.2     739,442  21.5    915,205   31.1   1,059,770  38.7
   Other real estate
     loans............... 1,480,703  31.7   1,476,383  31.5   1,130,939  28.6     789,735  22.9    713,910   24.3     600,810  21.9
Consumer and installment,
     net of unearned
     discount............   111,019   2.4     174,337   3.7     225,343   5.7     274,392   8.0    279,279    9.5     333,340  12.2
                         ---------- -----   --------- ------  --------- -----  ---------- -----   --------  -----  ---------- -----
      Total loans,
        excluding
        loans held
        for sale......... 4,672,155 100.0%  4,683,160 100.0%  3,958,912 100.0%  3,444,486 100.0% 2,943,119  100.0%  2,740,484 100.0%
                                    =====             =====             =====             =====             =====             =====
Loans held for sale......   189,788            69,105            37,412           135,619           59,081             27,485
                         ----------        ----------        ----------        ----------       ----------         ----------

      Total loans........$4,861,943        $4,752,265        $3,996,324        $3,580,105       $3,002,200         $2,767,969
                         ==========        ==========        ==========        ==========       ==========         ==========



     Loans at December 31, 2000 mature as follows:

                                                                             Over one year
                                                                             through five
                                                                                 years          Over five years
                                                                             ---------------    ---------------
                                                              One year     Fixed    Floating    Fixed  Floating
                                                              or less      rate       rate      rate     rate      Total
                                                              --------     ----       ----      ----     ----      -----
                                                                          (dollars expressed in thousands)

Commercial, financial and agricultural....................  $ 1,253,183   159,905     54,266   18,524   10,406  1,496,284
Real estate construction and development..................      775,615    27,314      4,231      206    2,316    809,682
Real estate mortgage......................................    1,130,611   466,735    317,581  174,650  113,280  2,202,857
Consumer and installment, net of unearned discount........       45,751   104,364      1,207   21,308    1,707    174,337
Loans held for sale.......................................       69,105        --         --       --       --     69,105
                                                            -----------  --------   --------  -------  -------  ---------
      Total loans.........................................  $ 3,274,265   758,318    377,285  214,688  127,709  4,752,265
                                                            ===========  ========   ========  =======  =======  =========


         The following table is a summary of loan loss experience for the six months ended June 30, 2001 and 2000, and for the five years ended December 31, 2000:

                                                As of or for the Six
                                                Months Ended June 30,       As of or for the Years Ended December 31,
                                               ----------------------   ------------------------------------------------
                                                 2001         2000        2000       1999      1998      1997      1996
                                                 ----         ----        ----       ----      ----      ----      ----
                                                                       (dollars expressed in thousands)

Allowance for loan losses,
    beginning of period..................... $    1,592      68,611       68,611    60,970    50,509    46,781     52,665
Acquired allowances for loan losses.........         --         799        6,062     3,008     3,200        30      2,338
                                             ----------   ---------    --------- --------- --------- ---------  ---------
                                                 81,592      69,410       74,673    63,978    53,709    46,811     55,003
                                             ----------   ---------    --------- --------- --------- ---------  ---------
Loans charged-off:
    Commercial, financial and agricultural..    (14,126)     (2,949)      (9,768)  (10,855)   (3,908)   (2,308)    (8,918)
    Real estate construction and development        (65)         (1)      (2,229)     (577)     (185)   (2,242)    (1,241)
    Real estate mortgage....................       (375)       (378)      (2,213)   (2,561)   (2,389)   (6,250)   (10,308)
    Consumer and installment................       (770)     (1,642)      (2,840)   (3,728)   (3,701)   (6,032)    (8,549)
                                             ----------   ---------    --------- --------- --------- ---------  ---------
          Total.............................    (15,336)     (4,970)     (17,050)  (17,721)  (10,183)  (16,832)   (29,016)
                                             ----------   ---------    --------- --------- --------- ---------  ---------
Recoveries of loans previously charged-off:
    Commercial, financial and agricultural..      1,884       3,684        5,621     3,602     3,417     2,146      2,642
    Real estate construction and development        239         244          319       849       342       269        495
    Real estate mortgage....................        846       1,149        1,937     2,357     2,029     3,666      3,255
    Consumer and installment................        806       1,103        1,965     2,473     2,656     3,149      2,908
                                             ----------   ---------    --------- --------- --------- ---------  ---------
          Total.............................      3,775       6,180        9,842     9,281     8,444     9,230      9,300
                                             ----------   ---------    --------- --------- --------- ---------  ---------
          Net loan (charge-offs) recoveries.    (11,561)      1,210       (7,208)   (8,440)   (1,739)   (7,602)   (19,716)
                                             ----------   ---------    --------- --------- --------- ---------  ---------
Provision for loan losses...................      7,110       7,202       14,127    13,073     9,000    11,300     11,494
                                             ----------   ---------    --------- --------- --------- ---------  ---------
Allowance for loan losses, end of period.... $   77,141      77,822       81,592    68,611    60,970    50,509     46,781
                                             ==========   =========    ========= ========= ========= =========  =========

Loans outstanding, net of unearned discount:
    Average................................. $4,840,188   4,180,776    4,290,958 3,812,508 3,250,719 2,846,157  2,726,297
    End of period...........................  4,861,943   4,326,393    4,752,265 3,996,324 3,580,105 3,002,200  2,767,969
    End of period, excluding loans
      held for sale.........................  4,672,155   4,286,326    4,683,160 3,958,912 3,444,486 2,943,119  2,740,484
                                             ==========   =========    ========= ========= ========= =========  =========

Ratio of allowance for loan losses
    to loans outstanding:
    Average.................................       1.59%       1.86%        1.90%     1.80%     1.88%     1.77%      1.72%
    End of period...........................       1.59        1.80         1.72      1.72      1.70      1.68       1.69
    End of period, excluding loans
      held for sale.........................       1.65        1.82         1.74      1.73      1.77      1.72       1.71
Ratio of net charge-offs (recoveries)
    to average loans outstanding (1)........       0.48       (0.06)        0.17      0.22      0.05      0.27       0.72
Ratio of current period recoveries to
    preceding period's total charge-offs....      75.96       82.09        55.54     91.14     50.17     31.81      59.54
                                             ==========   ==========   ========= ========= ========= =========  =========
---------------------------
(1) Ratios for the six month period are annualized.

         The following table is a summary of the allocation of the allowance for loan losses for the five years ended December 31, 2000:

                                                                           As of or for the Years Ended December 31,
                                                                        ------------------------------------------------
                                                                          2000      1999       1998      1997      1996
                                                                          ----      ----       ----       ---      ----
                                                                                    (dollars expressed in thousands)

    Commercial, financial and agricultural............................. $ 32,352    24,898    19,239    14,879    13,579
    Real estate construction and development...........................   14,667    13,264    15,073     7,148     4,584
    Real estate mortgage...............................................   24,691    20,750    18,774    18,317    14,081
    Consumer and installment...........................................    3,142     4,390     5,180     5,089    10,296
    Unallocated........................................................    6,740     5,309     2,704     5,076     4,241
                                                                        --------    ------    ------    ------    ------
          Total........................................................ $ 81,592    68,611    60,970    50,509    46,781
                                                                        ========    ======    ======    ======    ======

         Nonperforming assets include nonaccrual loans, restructured loans and other real estate. The following table presents the categories of nonperforming assets and certain ratios as of the dates indicated:


                                                      June 30,                           December 31,
                                               --------------------    --------------------------------------------------
                                                2001         2000       2000       1999       1998       1997      1996
                                                ----         ----       ----       ----       ----       ----      ----
                                                                          (dollars expressed in thousands)

    Commercial, financial and agricultural:
       Nonaccrual............................$   26,887     14,824      22,437    18,397     15,385     4,017      4,113
       Restructured terms....................        --         22          22        29         --        --        130
    Real estate construction
       and development:
       Nonaccrual............................    13,316      2,392      11,068     1,886      3,858     4,097        817
    Real estate mortgage:
       Nonaccrual............................    17,820     16,398      16,524    16,414     18,858    10,402     24,486
       Restructured terms....................     2,930      2,971       2,952     2,979      5,221     5,456        278
    Consumer and installment:
       Nonaccrual............................        58        208         155        32        216        94        440
       Restructured terms....................         7         --           8        --         --        --          5
                                             ----------  ---------   --------- ---------  ---------  --------  ---------
              Total nonperforming loans......    61,018     36,815      53,166    39,737     43,538    24,066     30,269
    Other real estate........................     3,690      1,903       2,487     2,129      3,709     7,324     10,607
                                             ----------  ---------   --------- ---------  ---------  --------  ---------
              Total nonperforming  assets... $   64,708     38,718      55,653    41,866     47,247    31,390     40,876
                                             ==========  =========   ========= =========  =========  ========  =========
    Loans, net of unearned discount..........$4,861,943  4,326,393   4,752,265 3,996,324  3,580,105  3,002,20  2,767,969
                                             ==========  =========   ========= =========  =========  ========  =========
        Loans past due 90 days or more
          and still accruing.................$    7,550      3,477       3,009     5,844      4,674     2,725      3,779
                                             ==========  =========   ========= =========  =========  ========  =========


    Ratio of:
       Allowance for loan losses to loans....      1.59%      1.80%       1.72%     1.72%      1.70%     1.68%      1.69%
       Nonperforming loans to loans..........      1.26       0.85        1.12      0.99       1.22      0.80       1.09
       Allowance for loan losses to
          nonperforming loans................    126.42     211.39      153.47    172.66     140.04    209.88     154.55
       Nonperforming assets to loans and
          other real estate..................      1.33       0.89        1.17      1.05       1.32      1.04       1.47
                                             ==========  =========   ========  =========  =========  ========= =========

         Nonperforming loans, consisting of loans on nonaccrual status and certain restructured loans, were $61.0 million at June 30, 2001 and $53.2 million at December 31, 2000, in comparison to $39.7 million and $43.5 million at December 31, 1999 and 1998, respectively. Included in nonaccrual real estate construction and development loans at June 30, 2001 and December 31, 2000 is a single borrowing relationship of $12.7 million and $10.9 million, respectively, relating to a residential and recreational development project that has had significant financial difficulties. This project experienced inadequate project financing at inception, project delays and weak project management. Financing for this project has since been recast, and is presently meeting development expectations. We attribute the increase in nonperforming and past due loans for the six months ended June 30, 2001 to be reflective of cyclical trends experienced within the banking industry as a result of economic slow down. Consistent with the recent general economic slow down experienced within our primary markets, we anticipate this trend will continue in the upcoming months. The increase in nonperforming and past due loans in 2000 primarily resulted from a small number of credit relationships that were placed on nonaccrual during the year ended December 31, 2000. These nonperforming loans are symptomatic of circumstances that are specific to these relationships, and are not indicative of distress across the broad spectrum of our loan portfolio. As previously discussed, certain acquired loan portfolios, particularly those acquired during 1995, exhibited varying degrees of distress prior to their acquisition. While these problems had been identified and considered in our acquisition pricing, the acquisitions led to an increase in nonperforming assets and problem loans (as defined below) to $95.0 million at December 31, 1995. Nonperforming assets and problem loans were reduced to $59.3 million at December 31, 1997. At December 31, 1998, nonperforming assets and problem loans increased to $68.5 million. We associate the increase for 1998 to two commercial loans totaling $6.0 million, net of charge-offs; our acquisitions of Republic Bank and Pacific Bay Bank; and the overall growth of our loan portfolio, principally commercial, financial and agricultural, real estate construction and development and commercial real estate loans.

         As of June 30, 2001, December 31, 2000 and December 31, 1999, $55.7
million, $50.2 million and $36.3 million, respectively, of loans not included in the table above were identified by management as having potential credit problems (problem loans). We attribute the increase primarily to the gradual slow down and uncertainties that have recently occurred in the economy surrounding the markets in which we operate. As of December 31, 1998, 1997 and 1996, problem loans totaled $21.3 million, $27.9 million and $31.5 million, respectively.

         Our credit management policies and procedures focus on identifying, measuring and controlling credit exposure. These procedures employ a lender-initiated system of rating credits, which is ratified in the loan approval process and subsequently tested in internal loan reviews, external audits and regulatory bank examinations. The system requires rating all loans at the time they are originated, except for homogeneous categories of loans, such as residential real estate mortgage loans, indirect automobile loans and credit card loans. These homogeneous loans are assigned an initial rating based on our experience with each type of loan. We adjust these ratings based on payment experience subsequent to their origination.

         We include adversely rated credits, including loans requiring close monitoring which would not normally be considered criticized credits by regulators, on a monthly loan watch list. Loans may be added to our watch list for reasons that are temporary and correctable, such as the absence of current financial statements of the borrower or a deficiency in loan documentation. Other loans are added whenever any adverse circumstance is detected which might affect the borrower's ability to meet the terms of the loan. The delinquency of a scheduled loan payment, a deterioration in the borrower's financial condition identified in a review of periodic financial statements, a decrease in the value of the collateral securing the loan, or a change in the economic environment within which the borrower operates could initiate the addition of a loan to the list. Loans on the watch list require periodic detailed loan status reports prepared by the responsible officer, which are discussed in formal meetings with loan review and credit administration staff members. Downgrades of loan risk ratings may be initiated by the responsible loan officer at any time. However, upgrades of risk ratings may only be made with the concurrence of selected loan review and credit administration staff members generally at the time of the formal watch list review meetings.

         Each month, the credit administration department provides management with detailed lists of loans on the watch list and summaries of the entire loan portfolio of each subsidiary bank by risk rating. These are coupled with analyses of changes in the risk profiles of the portfolios, changes in past-due and nonperforming loans and changes in watch list and classified loans over time. In this manner, we continually monitor the overall increases or decreases in the levels of risk in the portfolios. Factors are applied to the loan portfolios for each category of loan risk to determine acceptable levels of allowance for loan losses. We derive these factors from the actual loss experience of our subsidiary banks and from published national surveys of norms in the industry. The calculated allowances required for the portfolios are then compared to the actual allowance balances to determine the provisions necessary to maintain the allowances at appropriate levels. In addition, management exercises a certain degree of judgment in its analysis of the overall adequacy of the allowance for losses. In its analysis, management considers the change in the portfolio, including growth, composition and the ratio of net loans to total assets, and the economic conditions of the regions in which we operate. Based on this quantitative and qualitative analysis, provisions are made to the allowance for loan losses. Such provisions are reflected in our consolidated statements of income.

         We do not engage in lending to foreign countries or activities based in foreign countries. Additionally, we do not have any concentrations of loans exceeding 10% of total loans that are not otherwise disclosed in the loan portfolio composition table. We do not have a material amount of interest-earning assets that would have been included in nonaccrual, past due or restructured loans if such assets were loans.

Deposits

         Deposits are the primary source of funds for our subsidiary banks. Our deposits consist principally of core deposits from each bank's local market areas, including individual and corporate customers. The following table sets forth the distribution of our average deposit accounts at the dates indicated and the weighted average interest rates on each category of deposits:

                                                                           Year Ended December 31,
                                  Six Months Ended     ----------------------------------------------------------------------------
                                   June 30, 2001                2000                  1999                    1998
                              -----------------------  ----------------------   -----------------------  --------------------------
                                         Percent                 Percent                   Percent                    Percent
                                           of                      of                        of                         of
                              Amount    deposits Rate   Amount  deposits Rate   Amount    deposits  Rate   Amount    deposits  Rate
                              ------    -------------   ------  -------------   ------    --------  ----   ------    --------  ----
                                                                (dollars expressed in thousands)

Noninterest-bearing demand.. $  714,891   14.42%  --% $  634,886  14.18%    --%  $  552,029  13.59%    --% $  463,939  12.27%    --%
Interest-bearing demand.....    466,634    9.41  1.50    421,986   9.43   1.40      391,892   9.65   1.30     357,463   9.45   1.44
Savings.....................  1,452,496   29.31  3.82  1,279,378  28.59   4.04    1,220,425  30.03   3.61   1,076,524  28.48   3.96
Time deposits ..............  2,322,546   46.86  5.95  2,139,305  47.80   5.62    1,899,218  46.73   5.35   1,882,329  49.80   5.74
                             ----------  ------  ==== ----------  ----- ======   ---------- ------ ======  ---------- ------   ====
      Total average deposits $4,956,567  100.00%      $4,475,555 100.00%         $4,063,564 100.00%        $3,780,255 100.00%
                             ==========  ======       ========== ======          ========== ======         ========== ======

Capital and Dividends

         Historically, we have accumulated capital to support our acquisitions by retaining most of our earnings. We pay relatively small dividends on our Class A convertible, adjustable rate preferred stock and our Class B adjustable rate preferred stock, totaling $786,000 for the years ended December 31, 2000, 1999 and 1998. We have never paid, and have no present intention to pay, dividends on our common stock.

         Management believes as of June 30, 2001, December 31, 2000 and 1999, our subsidiary banks and we were "well capitalized" as defined by the Federal Deposit Insurance Corporation Improvement Act of 1991.

         In December 1996, we formed our initial financing subsidiary for the purpose of issuing $86.25 million of trust preferred securities, and in October 2000, we formed our second financing subsidiary for the purpose of issuing $57.5 million of trust preferred securities. In June 1998, FBA formed its financing subsidiary for the purpose of issuing $46.0 million of trust preferred securities. For regulatory reporting purposes, these preferred securities are eligible for inclusion, subject to certain limitations, in our Tier 1 capital. Because of these limitations, as of June 30, 2001, $62.4 million of these preferred securities were not includable in Tier 1 capital, although all of this amount was included in total risk-based capital.

Liquidity

         Our liquidity and the liquidity of our subsidiary banks is the ability to maintain a cash flow which is adequate to fund operations, service debt obligations and meet obligations and other commitments on a timely basis. Our subsidiary banks receive funds for liquidity from customer deposits, loan payments, maturities of loans and investments, sales of investments and earnings. In addition, we may avail ourselves of other sources of funds by issuing certificates of deposit in denominations of $100,000 or more, borrowing federal funds, selling securities sold under agreements to repurchase and utilizing borrowings from the Federal Home Loan Banks and other borrowings, including our revolving credit line. The aggregate funds acquired from these sources were $755.8 million, $723.5 million and $476.8 million at June 30, 2001, December 31, 2000 and 1999, respectively.

         The following table presents the maturity structure of these other sources of funds, which consists of certificates of deposit of $100,000 or more, short-term borrowings and our revolving note payable, at June 30, 2001:

                                                                                           June 30, 2001
                                                                                           -------------
                                                                                 (dollars expressed in thousands)

          Three months or less.........................................................     $ 349,432
          Over three months through six months.........................................        94,028
          Over six months through twelve months........................................       126,966
          Over twelve months...........................................................       185,358
                                                                                            ---------
                    Total..............................................................     $ 755,784
                                                                                            =========

         In addition to these sources of funds, our subsidiary banks have established borrowing relationships with the Federal Reserve Banks in their respective districts. These borrowing relationships, which are secured by commercial loans, provide an additional liquidity facility that may be utilized for contingency purposes. At June 30, 2001 and December 31, 2000, the borrowing capacity of our subsidiary banks under these agreements was approximately $1.27 billion and $1.24 billion, respectively. In addition, our subsidiary banks' borrowing capacity through their relationships with the Federal Home Loan Banks was approximately $213.6 million and $262.1 million at June 30, 2001 and December 31, 2000, respectively.

         Management believes the available liquidity and operating results of our subsidiary banks will be sufficient to provide funds for growth and to permit the distribution of dividends to us sufficient to meet our operating and debt service requirements, both on a short-term and long-term basis, and to pay the dividends on the trust preferred securities issued by our financing subsidiaries and FBA's financing subsidiary.

Effects of New Accounting Standards

         In June 1998, the Financial Accounting Standards Board, or FASB, issued SFAS No. 133 - Accounting for Derivative Instruments and Hedging Activities. In June 1999 and June 2000, the FASB issued SFAS No. 137 - Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, an Amendment of FASB Statement No. 133, and SFAS No. 138 - Accounting for Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133, respectively. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133, as amended, requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge in one of three categories. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. Under SFAS 133, as amended, an entity that elects to apply hedge accounting is required to establish, at the inception of the hedge, the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Those methods must be consistent with the entity's approach to managing risk.

         We utilize derivative instruments and hedging activities to assist in the management of interest rate sensitivity and to modify the repricing, maturity and option characteristics of certain assets and liabilities. We use such derivative instruments solely to reduce our interest rate exposure. The following is a summary of our accounting policies for derivative instruments and hedging activities under SFAS 133, as amended.

         Interest Rate Swap Agreements - Cash Flow Hedges. Interest rate swap agreements designated as cash flow hedges are accounted for at fair value. The effective portion of the change in the cash flow hedge's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into noninterest income when the underlying transaction affects earnings. The ineffective portion of the change in the cash flow hedge's gain or loss is recorded in earnings on each monthly measurement date. The swap agreements are accounted for on an accrual basis with the net interest differential being recognized as an adjustment to interest income or interest expense of the related asset or liability.

         Interest Rate Swap Agreements - Fair Value Hedges. Interest rate swap agreements designated as fair value hedges are accounted for at fair value. Changes in the fair value of the swap agreements are recognized currently in noninterest income. The change in the fair value on the underlying hedged item attributable to the hedged risk adjusts the carrying amount of the underlying hedged item and is also recognized currently in noninterest income. All changes in fair value are measured on a monthly basis. The swap agreements are accounted for on an accrual basis with the net interest differential being recognized as an adjustment to interest income or interest expense of the related asset or liability.

         Interest Rate Cap and Floor Agreements. Interest rate cap and floor agreements are accounted for at fair value. Changes in the fair value of interest rate cap and floor agreements are recognized in earnings on each monthly measurement date.

         Interest Rate Lock Commitments. Commitments to originate loans, or interest rate lock commitments, which primarily consist of commitments to originate fixed rate residential mortgage loans, are recorded at fair value. Changes in the fair value are recognized in noninterest income on a monthly basis.

         Forward Contracts to Sell Mortgage-Backed Securities. Forward contracts to sell mortgage-backed securities are recorded at fair value. Changes in the fair value of forward contracts to sell mortgage-backed securities are recognized in noninterest income on a monthly basis.

         On January 1, 2001, we implemented SFAS 133, as amended. The implementation of SFAS 133, as amended, resulted in an increase in derivative instruments of $12.5 million, an increase in deferred tax liabilities of $5.1 million and an increase in other comprehensive income of $9.1 million. In addition, we recorded a cumulative effect of change in accounting principle of $1.4 million, net of taxes of $741,000, as a reduction of net income. The effect of future derivative transactions as well as further guidance from the Derivative Implementation Group may result in modifications of our current assessment of SFAS 133, as amended, and its overall impact on our consolidated financial statements.

         In September 2000, the FASB issued SFAS No. 140 -- Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement 125. SFAS No. 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures. SFAS No. 140 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities which are based on the consistent application of a financial-components approach. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001, and is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2001. On December 31, 2000, we implemented the disclosure requirements of SFAS No. 140, and on March 31, 2001, we implemented the SFAS No. 140 requirements pertaining to transfers and servicing of financial assets and extinguishments of liabilities. The implementation of these requirements did not have a material effect on our consolidated financial statements. In addition, we have evaluated the additional requirements of SFAS No. 140, which will become effective for fiscal years ending after December 15, 2001, to determine their potential impact on our consolidated financial statements. Based upon our analysis, we do not believe they will have a material effect on our consolidated financial statements.

         In July 2001, the FASB issued SFAS No. 141 -- Business Combinations, and SFAS No. 142 -- Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121 -- Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The amortization of goodwill ceases upon adoption of SFAS No. 142, which for calendar year-end companies, will be January 1, 2002.

         As of January 1, 2002, the date of adoption, we expect to have unamortized goodwill, exclusive of our pending acquisitions, of approximately $79.9 million, all of which will be subject to the transition provisions of SFAS No. 141 and SFAS No. 142. Amortization of intangibles associated with the purchase of subsidiaries was $3.7 million for the six months ended June 30, 2001, and $5.3 million, $4.4 million and $3.2 million for the years ended December 31, 2000, 1999 and 1998, respectively. We are currently evaluating the additional requirements of SFAS No. 141 and SFAS No. 142 to determine their potential impact on our consolidated financial statements.

Effects of Inflation

         Inflation affects financial institutions less than other types of companies. Financial institutions make relatively few significant asset acquisitions that are directly affected by changing prices. Instead, the assets and liabilities are primarily monetary in nature. Consequently, interest rates are more significant to the performance of financial institutions than the effect of general inflation levels. While a relationship exists between the inflation rate and interest rates, we believe this is generally manageable through our asset-liability management program.

                                    BUSINESS

Who We Are

         We are a registered bank holding company incorporated in Missouri and headquartered in St. Louis County, Missouri. Through the operation of our subsidiaries, we offer a broad array of financial services to consumer and commercial customers. Over the years, our organization has grown significantly, primarily as a result of our acquisition strategy, as well as through internal growth. We currently have banking operations in California, Illinois, Missouri and Texas. As of June 30, 2001, we had total assets of $5.90 billion, loans, net of unearned discount, of $4.86 billion, total deposits of $4.99 billion and total stockholders' equity of $396.4 million.

         Through our subsidiary banks, we offer a broad range of commercial and personal deposit products, including demand, savings, money market and time deposit accounts. In addition, we market combined basic services for various customer groups, including packaged accounts for more affluent customers, and sweep accounts, lock-box deposits and cash management products for commercial customers. We also offer both consumer and commercial loans. Consumer lending includes residential real estate, home equity and installment lending. Commercial lending includes commercial, financial and agricultural loans, real estate construction and development loans, commercial real estate loans, asset-based loans, commercial leasing and trade financing. Other financial services offered include mortgage banking, debit cards, brokerage services, credit-related insurance, automated teller machines, telephone banking, safe deposit boxes, escrow and bankruptcy deposit services, stock option services, and trust, private banking and institutional money management services.

         We operate through two subsidiary banks, as follows:

                                                                                                   Total Assets
                                                         Geographic (Number of) Locations           at June 30,
                           Name                                 at June 30, 2001                        2001
       -----------------------------------------     --------------------------------------    ------------------
                                                                                               (dollars expressed
                                                                                                  in thousands)


       First Bank                                       Missouri (44) and Illinois (42)             $3,244,560
       First Banks America, Inc., and its
          subsidiary:                                    California (44) and Texas (6)               2,628,378
            First Bank & Trust

         Our subsidiary banks are wholly owned by their respective parent companies. We owned 93.16% of First Banks America, Inc., or FBA, at June 30, 2001.

         Various trusts, which were created by and are administered by and for the benefit of Mr. James F. Dierberg, our Chairman of the Board and Chief Executive Officer, and his adult children, own all of our voting stock. Mr. Dierberg and his family, therefore, control our management, policies and the election of our directors.

Acquisitions

         Prior to 1994, we concentrated our acquisitions within the market areas of eastern Missouri and central and southern Illinois. The premiums required to successfully pursue acquisitions escalated sharply in 1993, reducing the economic viability of many potential acquisitions in that area. Recognizing this, we began to expand the geographic area in which we approached acquisition candidates. While we were successful in making acquisitions in Chicago and northern Illinois, we noted that acquisition pricing in Chicago and other areas being considered was similar to that in our eastern Missouri and central and southern Illinois acquisition areas. As a result, while we continued to pursue acquisitions within these areas, we turned much of our attention to institutions that could be acquired at more attractive prices that were within major metropolitan areas outside of these market areas. This led to the acquisition of BancTEXAS Group Inc. in 1994, which had offices in Dallas and Houston, Texas, and numerous acquisitions of financial institutions that had offices in Los Angeles, Orange County, Santa Barbara, San Francisco, San Jose, Ventura and Sacramento, California during the five years ended December 31, 2000. For the three years ended December 31, 2000, we completed nine acquisitions of banks and two branch office purchases. These transactions provided total assets of $1.15 billion and 24 banking locations.

         Pending Acquisitions

         On May 23, 2001, FBA and Charter Pacific Bank, or Charter Pacific, executed a definitive agreement providing for the acquisition of Charter Pacific by FBA. Under the terms of the agreement, as amended, the shareholders of Charter Pacific will receive $3.70 per share in cash, or a total of approximately $19.3 million. Charter Pacific is headquartered in Agoura Hills, California, and has one other branch office in Beverly Hills, California. At June 30, 2001, Charter Pacific had $107.6 million in total assets, $71.4 million in loans, net of unearned discount, $10.7 million in investment securities and $94.0 million in deposits. We expect this transaction, which is subject to regulatory approvals and the approval of Charter Pacific's shareholders, will be completed during the fourth quarter of 2001.

         On June 22, 2001, FBA and BYL Bancorp, or BYL, executed a definitive agreement providing for the acquisition of BYL and its wholly owned banking subsidiary, BYL Bank Group, by FBA. Under the terms of the agreement, the shareholders of BYL will receive $18.50 per share in cash, or a total of approximately $52.0 million. BYL is headquartered in Orange, California, and has six branches located in Orange and Riverside counties. At June 30, 2001, BYL had $278.2 million in total assets, $151.2 million in loans, net of unearned discount, $12.3 million in investment securities and $246.1 million in deposits. We expect this transaction, which is subject to regulatory approvals, will be completed during the fourth quarter of 2001.

         On July 20, 2001, we executed a definitive agreement with Union Financial Group, Ltd., or UFG, providing for the acquisition of UFG for a total purchase price of approximately $26.8 million. Under the terms of the agreement, the common shareholders of UFG will receive $11.00 per share in cash, or a total of approximately $18.0 million, subject to a $1.60 per common share escrow to cover certain contingent liabilities. The shareholders of Series D preferred stock will receive the stated value of $100,000 per share. UFG is headquartered in Swansea, Illinois, and operates nine banking offices located in St. Clair, Madison, Jersey and Macoupin counties. At June 30, 2001, UFG had $361.0 million in total assets, $270.0 million in loans, net of unearned discount, $62.3 million in investment securities and $300.8 million in deposits. We expect this transaction, which is subject to regulatory approvals, will be completed during the fourth quarter of 2001.

         On August 2, 2001, we executed a definitive agreement with Plains Financial Corporation, or PFC, providing for the acquisition of PFC. Under the terms of the agreement, the shareholders of PFC will receive $293.07 per share in cash, or a total of approximately $36.5 million. PFC is headquartered in Des Plaines, Illinois, and has a total of three banking offices in Des Plaines, and one banking office in Elk Grove, Illinois. At June 30, 2001, PFC had $255.4 million in total assets, $149.7 million in loans, net of unearned discount, $72.7 million in investment securities and $220.3 million in deposits. We expect this transaction, which is subject to regulatory approvals, will be completed during the first quarter of 2002.

Market Area

         As of June 30, 2001, our subsidiary banks' 136 banking facilities were located throughout eastern Missouri and in Illinois, Texas and California. We service the St. Louis, Missouri metropolitan area as our primary market area. Our second and third largest market areas are central and southern Illinois and southern and northern California, respectively. We also have locations in the Houston, Dallas, Irving and McKinney, Texas metropolitan areas, rural eastern Missouri and the greater Chicago, Illinois metropolitan area.

Competition and Branch Banking

         Our subsidiary banks engage in highly competitive activities. Those activities and the geographic markets served primarily involve competition with other banks, some of which are affiliated with large regional or national holding companies. Financial institutions compete based upon interest rates offered on deposit accounts, interest rates charged on loans and other credit and service charges, the quality of services rendered, the convenience of banking facilities and, in the case of loans to large commercial borrowers, relative lending limits.

         Our principal competitors include other commercial banks, savings banks, savings and loan associations, mutual funds, finance companies, trust companies, insurance companies, leasing companies, credit unions, mortgage companies, private issuers of debt obligations and suppliers of other investment alternatives, such as securities firms and financial holding companies. Many of our non-bank competitors are not subject to the same degree of regulation as that imposed on bank holding companies, federally insured banks and national or state chartered banks. As a result, such non-bank competitors have advantages over us in providing certain services. We also compete with major multi-bank holding companies, which are significantly larger than us and have greater access to capital and other resources.

         We believe we will continue to face competition in the acquisition of independent banks and savings banks from bank and financial holding companies. We often compete with larger financial institutions that have substantially greater resources available for making acquisitions.

         Subject to regulatory approval, commercial banks situated in California, Illinois, Missouri and Texas are permitted to establish branches throughout their respective states, thereby creating the potential for additional competition in our service areas.

Employees

         As of September 30, 2001, we employed approximately 1,977 employees. None of the employees are subject to a collective bargaining agreement. We consider our relationships with our employees to be good.

Legal Proceedings

         In the ordinary course of business, we and our subsidiaries become involved in legal proceedings. Our management, in consultation with legal counsel, believes that the ultimate resolution of these proceedings will not have a material adverse effect on our business, financial condition or results of operations.

Supervision and Regulation

         General. Federal and state laws extensively regulate First Banks and our subsidiary banks primarily to protect depositors and customers of our subsidiary banks. To the extent this discussion refers to statutory or regulatory provisions, it is not intended to summarize all of such provisions and is qualified in its entirety by reference to the relevant statutory and regulatory provisions. Changes in applicable laws, regulations or regulatory policies may have a material effect on our business and prospects. We are unable to predict the nature or extent of the effects on our business and earnings that new federal and state legislation or regulation may have. The enactment of the legislation described below has significantly affected the banking industry generally and is likely to have ongoing effects on us and our subsidiary banks in the future.

         We are a registered bank holding company under the Bank Holding Company Act of 1956 and, as such, the Board of Governors of the Federal Reserve System regulates, supervises and examines us. We file annual reports with the Federal Reserve and provide to the Federal Reserve additional information as it may require.

         Since First Bank is an institution chartered by the State of Missouri, the State of Missouri Division of Finance supervises, regulates and examines First Bank. First Bank & Trust is chartered by the State of California and is subject to supervision, regulation and examination by the California Department of Financial Institutions. Our subsidiary banks are also regulated by the Federal Deposit Insurance Corporation, which provides deposit insurance of up to $100,000 for each insured depositor.

         Bank Holding Company Regulation. First Banks' activities and those of our subsidiary banks have in the past been limited to the business of banking and activities "closely related" or "incidental" to banking. Under the Gramm-Leach-Bliley Act, which was enacted in November 1999 and discussed below, bank holding companies now have the opportunity to seek broadened authority, subject to limitations on investment, to engage in activities that are "financial in nature" if all of its subsidiary depository institutions are well capitalized, well managed and have at least a satisfactory rating under the Community Reinvestment Act (discussed briefly below).

         We are also subject to capital requirements applied on a consolidated basis which are substantially similar to those required of our subsidiary banks (briefly summarized below). The Bank Holding Company Act also requires a bank holding company to obtain approval from the Federal Reserve before:

         o acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares (unless it already owns or controls a majority of such shares);

         o acquiring all or substantially all of the assets of another bank or bank holding company; or

         o    merging or consolidating with another bank holding company.

         The Federal Reserve will not approve any acquisition, merger or consolidation that would have a substantially anti-competitive result, unless the anti-competitive effects of the proposed transaction are clearly outweighed by a greater public interest in meeting the convenience and needs of the community to be served. The Federal Reserve also considers capital adequacy and other financial and managerial factors in reviewing acquisitions and mergers.

         Safety and Soundness and Similar Regulations. First Banks is subject to various regulations and regulatory policies directed at the financial soundness of our subsidiary banks. These include, but are not limited to, the Federal Reserve's source of strength policy, which obligates a bank holding company such as First Banks to provide financial and managerial strength to its subsidiary banks; restrictions on the nature and size of certain affiliate transactions between a bank holding company and its subsidiary depository institutions; and restrictions on extensions of credit by our subsidiary banks to executive officers, directors, principal stockholders and the related interests of such persons.

         Regulatory Capital Standards. The federal bank regulatory agencies have adopted substantially similar risk-based and leverage capital guidelines for banking organizations. Risk-based capital ratios are determined by classifying assets and specified off-balance-sheet financial instruments into weighted categories, with higher levels of capital being required for categories deemed to represent greater risk. Federal Reserve policy also provides that banking organizations generally, and in particular those that are experiencing internal growth or actively making acquisitions, are expected to maintain capital positions that are substantially above the minimum supervisory levels, without significant reliance on intangible assets.

         Under the risk-based capital standard, the minimum consolidated ratio of total capital to risk-adjusted assets required for bank holding companies is 8%. At least one-f of the total capital must be composed of common equity, retained earnings, qualifying noncumulative perpetual preferred stock, a limited amount of qualifying cumulative perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, less certain items such as goodwill and certain other intangible assets, which amount is referred to in the industry as Tier I capital. The remainder may consist of qualifying hybrid capital instruments, perpetual debt, mandatory convertible debt securities, a limited amount of subordinated debt, preferred stock that does not qualify as Tier I capital and a limited amount of loan and lease loss reserves, which amount is referred to in the industry as Tier II capital.

         In addition to the risk-based standard, we are subject to minimum requirements with respect to the ratio of our Tier I capital to our average assets less goodwill and certain other intangible assets, or the Leverage Ratio. Applicable requirements provide for a minimum Leverage Ratio of 3% for bank holding companies that have the best supervisory rating, while all other bank holding companies must maintain a minimum Leverage Ratio of at least 4% to 5%. The OCC and the FDIC have established capital requirements for banks under their respective jurisdictions that are consistent with those imposed by the Federal Reserve on bank holding companies.

         The following table sets forth our required and actual capital ratios, as well as those of our subsidiary banks at June 30, 2001 and December 31, 2000:

                                                                 Actual
                                                      --------------------------                       To be Well
                                                                                     For Capital    Capitalized Under
                                                       June 30,      December 31,      Adequacy     Prompt Corrective
                                                         2001           2000           Purposes     Action Provisions
                                                      ----------     ------------     --------      -----------------

Total capital (to risk-weighted assets):
     First Banks............................             10.60%           10.21%           8.0%            10.0%
     First Bank.............................             10.45            10.71            8.0             10.0
     First Bank & Trust.....................             10.70            10.58            8.0             10.0
     Bank of San Francisco (1)..............              --              22.38            8.0             10.0
Tier I capital (to risk-weighted assets):
     First Banks............................              8.01             7.56            4.0              6.0
     First Bank.............................              9.20             9.46            4.0              6.0
     First Bank & Trust.....................              9.45             9.32            4.0              6.0
     Bank of San Francisco (1)..............              --              21.42            4.0              6.0
Tier I capital (to average assets):
     First Banks............................              7.33             7.45            3.0              5.0
     First Bank.............................              8.10             8.49            3.0              5.0
     First Bank & Trust.....................              8.73             9.27            3.0              5.0
     Bank of San Francisco (1)..............              --              22.00            3.0              5.0

-----------------------------
(1)  Bank of San Francisco was acquired by FBA on December 31, 2000. First Bank & Trust merged with Bank of San Francisco on
     March 29, 2001, and Bank of San Francisco was renamed First Bank & Trust.


         Prompt Corrective Action. The FDIC Improvement Act requires the federal bank regulatory agencies to take prompt corrective action in respect to depository institutions that do not meet minimum capital requirements. A depository institution's status under the prompt corrective action provisions depends upon how its capital levels compare to various relevant capital measures and other factors as established by regulation.

         The federal regulatory agencies have adopted regulations establishing relevant capital measures and relevant capital levels. Under the regulations, a bank will be:

         o "well capitalized" if it has a total capital ratio of 10% or greater, a Tier I capital ratio of 6% or greater and a Leverage Ratio of 5% or greater and is not subject to any order or written directive by any such regulatory authority to meet and maintain a specific capital level for any capital measure;

         o "adequately capitalized" if it has a total capital ratio of 8% or greater, a Tier I capital ratio of 4% or greater and a Leverage Ratio of 4% or greater (3% in certain circumstances);

         o "undercapitalized" if it has a total capital ratio of less than 8%, a Tier I capital ratio of less than 4% or a Leverage Ratio of less than 4% (3% in certain circumstances);

         o "significantly undercapitalized" if it has a total capital ratio of less than 6%, a Tier I capital ratio of less than 3% or a Leverage Ratio of less than 3%; and

         o "critically undercapitalized" if its tangible equity is equal to or less than 2% of average quarterly tangible assets.

         Under certain circumstances, a depository institution's primary federal regulatory agency may use its authority to lower the institution's capital category. The banking agencies are permitted to establish individualized minimum capital requirements exceeding the general requirements described above. Generally, failing to maintain the status of "well capitalized" or "adequately capitalized" subjects a bank to restrictions and limitations on its business that are progressively more severe.

         A bank is prohibited from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the bank would thereafter be "undercapitalized." Limitations exist for "undercapitalized" depository institutions, regarding, among other things, asset growth, acquisitions, branching, new lines of business, acceptance of brokered deposits and borrowings from the Federal Reserve System. These institutions are also required to submit a capital restoration plan that includes a guarantee from the institution's holding company. "Significantly undercapitalized" depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become "adequately capitalized," requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. The appointment of a receiver or conservator may be required for "critically undercapitalized" institutions.

         Dividends. First Banks' primary source of funds in the future is the dividends, if any, paid by our subsidiary banks. The ability of our subsidiary banks to pay dividends is limited by federal laws, by regulations promulgated by the bank regulatory agencies and by principles of prudent bank management. The terms of the subordinated debentures associated with $47.4 million of trust preferred securities issued by FBA's financing subsidiary prevent FBA's payment of dividends to us under certain circumstances, including the deferral by FBA of interest payments on those subordinated debentures.

         Customer Protection. Our subsidiary banks are also subject to consumer laws and regulations intended to protect consumers in transactions with depository institutions, as well as other laws or regulations affecting customers of financial institutions generally. These laws and regulations mandate various disclosure requirements and substantively regulate the manner in which financial institutions must deal with their customers. Our subsidiary banks must comply with numerous regulations in this regard and are subject to periodic examinations with respect to their compliance with the requirements.

         Community Reinvestment Act. The Community Reinvestment Act of 1977 requires that, in connection with examinations of financial institutions within their jurisdiction, the federal banking regulators must evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those banks. These factors are also considered in evaluating mergers, acquisitions and other applications to expand.

         The Gramm-Leach-Bliley Act. The Gramm-Leach-Bliley Act, or GLB Act, enacted in 1999, amended and repealed portions of the Glass-Steagall Act and other federal laws restricting the ability of bank holding companies, securities firms and insurance companies to affiliate with each other and to enter new lines of business. The GLB Act established a comprehensive framework to permit financial companies to expand their activities, including through such affiliations, and to modify the federal regulatory structure governing some financial services activities. This authority of financial firms to broaden the types of financial services offered to customers and to affiliates with other types of financial services companies may lead to further consolidation in the financial services industry and is likely to lead to additional competition in the markets in which we operate and the growth of larger competitors.

         The GLB Act also adopted consumer privacy safeguards requiring financial services providers to disclose their policies regarding the privacy of customer information to their customers and, subject to some exceptions, allowing customers to "opt out" of policies permitting such companies to disclose confidential financial information to non-affiliated third parties. Final regulations implementing the new privacy standards became effective in 2001. We believe we have devoted sufficient resources to comply with the new requirements, and we do not expect the privacy requirements will materially or adversely affect our operations or prospects.

         Reserve Requirements; Federal Reserve System and Federal Home Loan Bank System. The Federal Reserve requires all depository institutions to maintain reserves against their transaction accounts and non-personal time deposits. The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy liquidity requirements. Institutions are authorized to borrow from the Federal Reserve Bank "discount window," but Federal Reserve regulations require institutions to exhaust other reasonable alternative sources of funds, including advances from Federal Home Loan Banks, before borrowing from the Federal Reserve Bank.

         Our subsidiary banks are either members of the Federal Reserve System (First Bank) and/or the Federal Home Loan Bank System (First Bank and First Bank & Trust) and are required to hold investments in regional banks within those systems. Our subsidiary banks were in compliance with these requirements at June 30, 2001, with investments of $10.3 million in stock of the Federal Home Loan Bank of Des Moines held by First Bank, $2.8 million in stock of the Federal Home Loan Bank of San Francisco held by First Bank & Trust, and $4.9 million in stock of the Federal Reserve Bank of St. Louis held by First Bank.

         Monetary Policy and Economic Control. The commercial banking business is affected by legislation, regulatory policies and general economic conditions as well as the monetary policies of the Federal Reserve. The following instruments of monetary policy are available to the Federal Reserve:

         o   changes in the discount rate on member bank borrowings;

         o   the availability of credit at the "discount window;"

         o   open market operations;

         o the imposition of changes in reserve requirements against deposits and assets of foreign branches; and

         o the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates.

         These monetary policies are used in varying combinations to influence overall growth and distributions of bank loans, investments and deposits, and this use may affect interest rates charged on loans or paid on liabilities. The monetary policies of the Federal Reserve have had a significant effect on the operating results of commercial banks and are expected to do so in the future. Such policies are influenced by various factors, including inflation, unemployment, and short-term and long-term changes in the international trade balance and in the fiscal policies of the U.S. Government. We cannot predict the effect that future changes in monetary policy or in the discount rate on member bank borrowings will have on our future business and earnings or those of our subsidiary banks.

                                   MANAGEMENT

Board of Directors and Executive Officers

         The members of our Board of Directors and our executive officers are identified in the following table. Each of the directors was elected or appointed to serve a one-year term and until his successor has been duly qualified for office.

                 Name                      Age                                      Position
                 ----                      ---                                      --------

Directors:
James F. Dierberg                           64      Chairman of the Board of Directors and Chief Executive Officer
Allen H. Blake                              58      Director and President, Chief Operating Officer, Chief Financial Officer
                                                    and Secretary
Michael J. Dierberg                         30      Director
Gordon A. Gundaker (1)                      67      Director
David L. Steward (1)                        50      Director
Hal J. Upbin (1)                            62      Director
Douglas H. Yaeger (1)                       52      Director
Donald W. Williams                          54      Director and Senior Executive Vice President and Chief Credit Officer

Executive Officers Not
Serving as Directors:
Michael F. Hickey                           44      Executive Vice President and Chief Information Officer
Terrance M. McCarthy                        47      Executive Vice President
Michael F. McWhortor                        50      Executive Vice President -- Banking Support
Mark T. Turkcan                             45      Executive Vice President -- Mortgage Banking

-----------------------------
(1)  Member of the Audit Committee.

         James F. Dierberg has served as our Chairman of the Board of Directors and Chief Executive Officer since 1988. He served as our President from 1979 to 1992 and from 1994 to October 1999. Mr. Dierberg has been the Chairman of the Board of Directors, President and Chief Executive Officer of FBA since 1994 and a trustee of our other financing subsidiaries since 1997 and 2000, respectively, and FBA's financing subsidiary since 1998.

         Allen H. Blake has served as our President since October 1999. He has served as our Chief Operating Officer since 1998, our Chief Financial Officer since May 2001 and our Secretary since 1988. Mr. Blake was our Senior Vice President and Chief Financial Officer from 1992 to 1996 and Executive Vice President and Chief Financial Officer from 1996 to September 1999. Mr. Blake has served as a trustee of our other financing subsidiaries since 1997 and 2000, respectively, and FBA's financing subsidiary since 1998.

         Michael J. Dierberg serves as a Director. Mr. Dierberg is also Senior Vice President - Northern California of First Bank & Trust. Prior to joining First Banks in July 2001, Mr. Dierberg served as an attorney for the Office of the Comptroller of the Currency in Washington, D.C.

         Gordon A. Gundaker serves as a Director. Mr. Gundaker is President and Chief Executive Officer of Coldwell Banker Gundaker in St. Louis, Missouri.

         David L. Steward serves as a Director. Mr. Steward is Chairman of the Board of Directors, President and Chief Executive Officer of World Wide Technology, Inc. and Chairman of the Board of Directors of Telcobuy.com (an affiliate of World Wide Technology, Inc.) in St. Louis, Missouri.

         Hal J. Upbin serves as a Director. Mr. Upbin is Chairman of the Board of Directors, President and Chief Executive Officer of Kellwood Company in St. Louis, Missouri.

         Douglas H. Yaeger serves as a Director. Mr. Yaeger is Chairman of the Board of Directors, President and Chief Executive Officer of Laclede Gas Company in St. Louis, Missouri.

         Donald W. Williams is our Senior Executive Vice President and Chief Credit Officer, and has served in various executive capacities with us since 1993. Mr. Williams is also Director, Executive Vice President and Chief Credit Officer of FBA and Chairman of the Board, President and Chief Executive Officer of First Bank. He also serves as Chairman of the Board of Directors of First Capital Group, Inc.

         Michael F. Hickey has served as our Executive Vice President and Chief Information Officer since November 1999. Mr. Hickey has also served as a Director of First Bank and as the President of First Services, L.P. since
November of 1999. From 1996 to November 1999, Mr. Hickey was Vice President-- Senior Group Manager of Information Systems for Mercantile Bank. Prior to that, from 1992 to 1996, Mr. Hickey was a Group Manager of Information Systems for Mercantile Bank.

         Terrance M. McCarthy has served in various executive capacities with us since 1995. Mr. McCarthy is Executive Vice President of First Banks and FBA, and Chairman of the Board of Directors, President and Chief Executive Officer of First Bank & Trust.

         Michael F. McWhortor has served as our Executive Vice President of Banking Support since March 2000. Mr. McWhortor was Senior Vice President and Manager of the Business Intelligence Group of Firstar Bank, N.A. in St. Louis, Missouri from September 1999 to March 2000, Senior Vice President and Manager of Retail Banking and Consumer Products of Mercantile Bancorporation, Inc. in St. Louis, Missouri from 1998 to 1999; Vice President and Manager of Customer Information Management of Mercantile Bancorporation, Inc. from 1997 to 1998; Vice President and Regional Manager of the Western Region Credit Card Division of Bank One Corp. in Phoenix, Arizona from 1996 to 1997; and Chief Financial Officer of the Western Region Credit Card Division of Bank One Corp in Phoenix, Arizona from 1995 to 1996.

         Mark T. Turkcan serves as our Executive Vice President of Mortgage Banking, and has been employed in various executive capacities with us since 1990. Mr. Turkcan is also a Director and Executive Vice President of First Bank.

                            DESCRIPTION OF THE TRUST

         The trust is a statutory business trust formed pursuant to the Delaware Business Trust Act under a trust agreement executed by us, as sponsor for the trust, and the trustees, and a certificate of trust filed with the Delaware Secretary of State. The trust agreement will be amended and restated in its entirety in the form filed as an exhibit to the registration statement of which this prospectus is a part, as of the date the preferred securities are initially issued. The trust agreement will be qualified under the Trust Indenture Act of 1939.

         The holders of the preferred securities issued pursuant to the offering described in this prospectus will own all of the issued and outstanding preferred securities of the trust which have certain prior rights over the other securities of the trust. We will not initially own any of the preferred securities. We will acquire common securities in an amount equal to at least 3% of the total capital of the trust and will initially own, directly or indirectly, all of the issued and outstanding common securities. The common securities, together with the preferred securities, are called the trust securities.

         The trust exists exclusively for the purposes of:

         o    issuing the preferred securities to the public for cash;

         o issuing its common securities to us in exchange for our capitalization of the trust;

         o investing the proceeds from the sale of the trust securities in an equivalent amount of subordinated debentures; and

         o engaging in other activities that are incidental to those listed above.

          The rights of the holders of the trust securities are as set forth in the trust agreement, the Delaware Business Trust Act and the Trust Indenture Acot. The trust agreement does not permit the trust to borrow money or make any in vestment other than in the subordinated debentures. Other than with respect to the trust securities, we have agreed to pay for all debts and obligations and all costs and expenses of the trust, including the fees and expenses of the trustees and any income taxes, duties and other governmental charges, and all costs and expenses related to these charges, to which the trust may become subject, except for United States withholding taxes that are properly withheld.

         The number of trustees of the trust will, pursuant to the Trust Agreement, initially be five. Three of the trustees, or the Administrative Trustees, will be persons who are employees or officers of or who are affiliated with us. These individuals include James F. Dierberg, Allen H. Blake and Lisa K. Vansickle. The fourth trustee will be an entity that maintains its principal place of business in the State of Delaware. It is the Delaware trustee.

Initially, Wilmington Trust Company, a Delaware banking corporation, will act as Delaware trustee. The fifth trustee, called the property trustee, will initially be State Street Bank and Trust Company of Connecticut, National Association. The property trustee is the institutional trustee under the trust agreement and acts as the indenture trustee called for under the applicable provisions of the Trust Indenture Act. Also for purposes of compliance with the Trust Indenture Act, State Street Bank and Trust Company of Connecticut, National Association will act as guarantee trustee and indenture trustee under the guarantee agreement and the indenture. See "Description of the Subordinated Debentures" and "Description of the Guarantee." We, as holder of all of the common securities, will have the right to appoint or remove any trustee unless an event of default under the indenture has occurred and is continuing, in which case only the holders of the preferred securities may remove the Delaware trustee or the property trustee. The trust has a term of approximately 30 years but may terminate earlier as provided in the trust agreement.

         The property trustee will hold the subordinated debentures for the benefit of the holders of the trust securities and will have the power to exercise all rights, powers and privileges under the indenture as the holder of the subordinated debentures. In addition, the property trustee will maintain exclusive control of a segregated non-interest bearing "payment account" established with Wilmington Trust Company to hold all payments made on the subordinated debentures for the benefit of the holders of the trust securities. The property trustee will make payments of distributions and payments on liquidation, redemption and otherwise to the holders of the trust securities out of funds from the payment account. The guarantee trustee will hold the guarantee for the benefit of the holders of the preferred securities. We will pay all fees and expenses related to the trust and the offering of the preferred securities, including the fees and expenses of the trustees.

                     DESCRIPTION OF THE PREFERRED SECURITIES

         The preferred securities will be issued pursuant to the trust agreement. For more information about the trust agreement, see "Description of the Trust" beginning on page 65. State Street Bank and Trust Company of Connecticut, National Association will act as property trustee for the preferred securities under the trust agreement for purposes of complying with the provisions of the Trust Indenture Act. The terms of the preferred securities will include those stated in the trust agreement and those made part of the trust agreement by the Trust Indenture Act.

General

         The trust agreement authorizes the administrative trustees, on behalf of the trust, to issue the trust securities, which are comprised of the preferred securities to be sold to the public and the common securities. We will own all of the common securities issued by the trust. The trust is not permitted to issue any securities other than the trust securities or to incur any other indebtedness.

         The preferred securities will represent preferred undivided beneficial interests in the assets of the trust, and the holders of the preferred securities will be entitled to a preference over the common securities upon an event of default with respect to distributions and amounts payable on redemption or liquidation. The preferred securities will rank equally, and payments on the preferred securities will be made proportionally, with the common securities, except as described under " -- Subordination of Common Securities" below.

         The property trustee will hold legal title to the subordinated debentures in trust for the benefit of the holders of the trust securities. We will guarantee the payment of distributions out of money held by the trust, and payments upon redemption of the preferred securities or liquidation of the trust, to the extent described under "Description of the Guarantee." The guarantee does not cover the payment of any distribution or the liquidation amount when the trust does not have sufficient funds available to make these payments.

Distributions

         Source of Distributions. The funds of the trust available for distribution to holders of the preferred securities will be limited to payments made under the subordinated debentures, which the trust will purchase with the proceeds from the sale of the trust securities. Distributions will be paid through the property trustee, which will hold the amounts received from our interest payments on the subordinated debentures in the payment account for the benefit of the holders of the trust securities. If we do not make interest payments on the subordinated debentures, the property trustee will not have funds available to pay distributions on the preferred securities.

         Payment of Distributions. Distributions on the preferred securities will be payable at the annual rate of % of the $25 stated liquidation amount, payable quarterly on March 31, June 30, September 30 and December 31 of each year, to the holders of the preferred securities on the relevant record dates. So long as the preferred securities are represented by a global security, as described below, the record date will be the business day immediately preceding the relevant distribution date. The first distribution date for the preferred securities will be December 31, 2001.

         Distributions will accumulate from the date of issuance, will be cumulative and will be computed on the basis of a 360-day year of twelve 30-day months. If the distribution date is not a business day, then payment of the distributions will be made on the next day that is a business day, without any additional interest or other payment for the delay. When we use the term "business day," we mean any day other than a Saturday, a Sunday, a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to remain closed or a day on which the corporate trust office of the property trustee or the indenture trustee is closed for business.

         Extension Period. As long as no event of default under the indenture has occurred and is continuing, we have the right to defer the payment of interest on the subordinated debentures at any time for a period not exceeding 20 consecutive quarters. We refer to this period of deferral as an "extension period." No extension period may extend beyond December 31, 2031 or end on a date other than an interest payment date, which dates are the same as the distribution dates. If we defer the payment of interest, quarterly distributions on the preferred securities will also be deferred during any such extension period. Any deferred distributions under the preferred securities will accumulate additional amounts at the annual rate of %, compounded quarterly from the relevant distribution date. The term "distributions" as used in this prospectus includes those accumulated amounts.

         During an extension period, neither we nor any of our subsidiaries may:

         o declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock (other than stock dividends, noncash dividends in connection with the implementation of a stockholder rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassification of any class of our capital stock into another class of capital stock) or allow any of our subsidiaries to do the same with respect to their capital stock (other than the payment of dividends or distributions to us or to one of our subsidiaries or a distribution with respect to the preferred securities issued by FBA's financing subsidiary in July 1998);

         o make any payment of principal, interest or premium on or repay, repurchase or redeem any debt securities that rank equally with (including the subordinated debentures issued to our two other financing subsidiaries), or junior to, the subordinated debentures or allow any of our subsidiaries to do the same;

         o make any guarantee payments with respect to any other guarantee by us of any other debt securities of any of our subsidiaries if the guarantee ranks equally with or junior to the subordinated debentures (other than payments under the guarantee); or

         o redeem, purchase or acquire less than all of the subordinated debentures or any of the preferred securities.

After the termination of any extension period and the payment of all amounts due, we may elect to begin a new extension period, subject to the above requirements.

         We do not currently intend to exercise our right to defer distributions on the preferred securities by deferring the payment of interest on the subordinated debentures.

Redemption or Exchange

         General. Subject to the prior approval of the Federal Reserve, if required, we will have the right to redeem the subordinated debentures:

         o in whole at any time, or in part from time to time, on or after December 31, 2006; or

         o at any time, in whole, within 180 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event, which terms we define below.

         o at any time, to the extent of any preferred securities we purchase plus a proportionate amount of the common securities we hold.

         Mandatory Redemption. Upon our repayment or redemption, in whole or in part, of any subordinated debentures, whether on December 31, 2031 or earlier, the property trustee will apply the proceeds to redeem the same amount of the trust securities, upon not less than 30 days' nor more than 60 days' notice, at the redemption price. The redemption price will equal 100% of the aggregate liquidation amount of the trust securities plus accumulated but unpaid distributions to the date of redemption. If less than all of the subordinated debentures are to be repaid or redeemed on a date of redemption, then the proceeds from such repayment or redemption will be allocated to redemption of preferred securities and common securities proportionately.

         Distribution of Subordinated Debentures in Exchange for Preferred Securities. Upon prior approval of the Federal Reserve, if required, we will have the right at any time to dissolve, wind-up or terminate the trust and, after satisfaction of the liabilities of creditors of the trust as provided by applicable law, including, without limitation, amounts due and owing the trustees of the trust, cause the subordinated debentures to be distributed directly to the holders of trust securities in liquidation of the trust.
See "-- Liquidation Distribution Upon Termination."

         After the liquidation date fixed for any distribution of subordinated debentures in exchange for preferred securities:

        o those trust securities will no longer be deemed to be outstanding;

        o certificates representing subordinated debentures in a principal amount equal to the liquidation amount of those preferred securities will be issued in exchange for the preferred securities certificates;

        o we will use our best efforts to list the subordinated debentures on the Nasdaq National Market or a national exchange;

        o any certificates representing trust securities that are not surrendered for exchange will be deemed to represent subordinated debentures with a principal amount equal to the liquidation amount of those preferred securities, unpaid interest in an amount equal to the accumulated and unpaid distributions on the preferred securities and accruing interest at the rate provided for in the subordinated debentures from the last distribution date on the preferred securities; and

        o all rights of the trust security holders other than the right to receive subordinated debentures upon surrender of a certificate representing trust securities will terminate.

         We cannot assure you that the market prices for the preferred securities or the subordinated debentures that may be distributed if a dissolution and liquidation of the trust were to occur would be favorable. The preferred securities that an investor may purchase, or the subordinated debentures that an investor may receive on dissolution and liquidation of the trust, may trade at a discount to the price that the investor paid to purchase the preferred securities.

         Redemption upon a Tax Event, Investment Company Event or Capital Treatment Event. If a Tax Event, an Investment Company Event or a Capital Treatment Event occurs, we will have the right to redeem the subordinated debentures in whole, but not in part, and thereby cause a mandatory redemption of the trust securities in whole at the redemption price. If one of these events occurs and we do not elect to redeem the subordinated debentures, or to dissolve the trust and cause the subordinated debentures to be distributed to holders of the trust securities, then the preferred securities will remain outstanding and additional interest may be payable on the subordinated debentures. See "Description of the Subordinated Debentures -- Redemption."

         "Tax Event" means the receipt by the trust and us of an opinion of counsel experienced in such matters stating that there is more than an insubstantial risk that:

         o interest payable by us on the subordinated debentures is not, or within 90 days of the date of the opinion will not be, deductible by us, in whole or in part, for federal income tax purposes;

         o the trust is, or will be within 90 days after the date of the opinion, subject to federal income tax with respect to income received or accrued on the subordinated debentures; or

         o the trust is, or will be within 90 days after the date of opinion, subject to more than an immaterial amount of other taxes, duties, assessments or other governmental charges.

         "Investment Company Event" means the receipt by the trust and us of an opinion of counsel experienced in such matters to the effect that the trust is or will be considered an "investment company" that is required to be registered under the Investment Company Act, as a result of a change in law or regulation or a change in interpretation or application of law or regulation.

         "Capital Treatment Event" means the receipt by the trust and us of an opinion of counsel experienced in such matters to the effect that there is more than an insubstantial risk of impairment of our ability to treat the preferred securities as Tier I capital for purposes of the current capital adequacy guidelines of the Federal Reserve, as a result of any amendment to any laws or any regulations.

         For all of the events described above, we and the trust must request and receive an opinion of counsel with regard to the event within a reasonable period of time after we become aware of the possible occurrence of an event of this kind.

         Redemption of Subordinated Debentures in Exchange for Preferred Securities We Purchase. Upon prior approval of the Federal Reserve, if required, we will also have the right at any time, and from time to time, to redeem subordinated debentures in exchange for any preferred securities we may have purchased in the market. If we elect to surrender any preferred securities beneficially owned by us in exchange for redemption of a like amount of subordinated debentures, we will also surrender a proportionate amount of common securities in exchange for subordinated debentures. Preferred securities owned by other holders will not be called for redemption at any time when we elect to exchange trust securities we own to redeem subordinated debentures.

         The common securities we surrender will be in the same proportion to the preferred securities we surrender as are the common securities then remaining outstanding to the preferred securities then remaining outstanding. In exchange for the trust securities surrendered by us, the trustee will cause to be distributed to us subordinated debentures with a principal amount equal to the liquidation amount of the trust securities, plus any accumulated but unpaid distributions, if any, then held by the trustee allocable to those trust securities. After the date of redemption involving an exchange by us, the trust securities we surrender and the subordinated debentures distributed to us in exchange will no longer be deemed outstanding.

Redemption Procedures

         Preferred securities will be redeemed at the redemption price with the applicable proceeds from our contemporaneous redemption of the subordinated debentures. Redemptions of the preferred securities will be made, and the redemption price will be payable, on each redemption date only to the extent that the trust has funds available for the payment of the redemption price.

         Notice of any redemption will be mailed at least 30 days but not more than 60 days before the date of redemption to each holder of trust securities to be redeemed at its registered address. Unless we default in payment of the redemption price on the subordinated debentures, interest will cease to accumulate on the subordinated debentures called for redemption on and after the date of redemption.

         If the trust gives notice of redemption of its trust securities, then the property trustee, to the extent funds are available, will irrevocably deposit with the depositary for the trust securities funds sufficient to pay the aggregate redemption price and will give the depositary for the trust securities irrevocable instructions and authority to pay the redemption price to the holders of the trust securities. See "Book-Entry Issuance." If the preferred securities are no longer in book-entry only form, the property trustee, to the extent funds are available, will deposit with the designated paying agent for such preferred securities funds sufficient to pay the aggregate redemption price and will give the paying agent irrevocable instructions and authority to pay the redemption price to the holders upon surrender of their certificates evidencing the preferred securities. Notwithstanding the foregoing, distributions payable on or prior to the date of redemption for any trust securities called for redemption will be payable to the holders of the trust securities on the relevant record dates for the related distribution dates.

         If notice of redemption has been given and we have deposited funds as required, then on the date of the deposit all rights of the holders of the trust securities called for redemption will cease, except the right to receive the redemption price, but without interest on such redemption price after the date of redemption. The trust securities will also cease to be outstanding on the date of the deposit. If any date fixed for redemption of trust securities is not a business day, then payment of the redemption price payable on that date will be made on the next day that is a business day without any additional interest or other payment in respect of the delay.

         If payment of the redemption price in respect of trust securities called for redemption is improperly withheld or refused and not paid by the trust, or by us pursuant to the guarantee, distributions on the trust securities will continue to accumulate at the applicable rate from the date of redemption originally established by the trust for the trust securities to the date the redemption price is actually paid. In this case, the actual payment date will be considered the date fixed for redemption for purposes of calculating the redemption price. See "Description of the Guarantee."

         Payment of the redemption price on the preferred securities and any distribution of subordinated debentures to holders of preferred securities will be made to the applicable recordholders as they appear on the register for the preferred securities on the relevant record date. As long as the preferred securities are represented by a global security, the record date will be the business day immediately preceding the date of redemption or liquidation date, as applicable.

         If less than all of the trust securities are to be redeemed, then the aggregate liquidation amount of the trust securities to be redeemed will be allocated proportionately to those trust securities based upon the relative liquidation amounts. The particular preferred securities to be redeemed will be selected by the property trustee from the outstanding preferred securities not previously called for redemption by lot. This method may provide for the redemption of portions equal to $25 or an integral multiple of $25 of the liquidation amount of the preferred securities. The property trustee will promptly notify the registrar for the preferred securities in writing of the preferred securities selected for redemption and, in the case of any preferred securities selected for partial redemption, the liquidation amount to be redeemed. If the redemption relates only to preferred securities purchased by us and being exchanged for a like amount of debentures, then our preferred securities will be the ones selected for redemption.

         Subject to applicable law, and if we are not exercising our right to defer interest payments on the subordinated debentures, we may, at any time, purchase outstanding preferred securities.

Subordination of Common Securities

         Payment of distributions on, and the redemption price of, the preferred securities and common securities will be made based on the liquidation amount of these securities. However, if an event of default under the indenture has occurred and is continuing, no distributions on or redemption of the common securities may be made unless payment in full in cash of all accumulated and unpaid distributions on all of the outstanding preferred securities for all distribution periods terminating on or before that time, or in the case of payment of the redemption price, payment of the full amount of the redemption price on all of the outstanding preferred securities then called for redemption, has been made or provided for. All funds available to the property trustee will first be applied to the payment in full in cash of all distributions on, or the redemption price of, the preferred securities then due and payable.

         In the case of the occurrence and continuance of any event of default under the trust agreement resulting from an event of default under the indenture, we, as holder of the common securities, will be deemed to have waived any right to act with respect to that event of default under the trust agreement until the effect of the event of default has been cured, waived or otherwise eliminated. Until the event of default under the trust agreement has been so cured, waived or otherwise eliminated, the property trustee will act solely on behalf of the holders of the preferred securities and not on our behalf, and only the holders of the preferred securities will have the right to direct the property trustee to act on their behalf.

Liquidation Distribution Upon Termination

         We will have the right at any time to dissolve, wind-up or terminate the trust and cause the subordinated debentures to be distributed to the holders of the preferred securities. This right is subject, however, to us receiving approval of the Federal Reserve, if required.

         In addition, the trust will automatically terminate upon expiration of its term and will terminate earlier on the first to occur of:

         o    our bankruptcy, dissolution or liquidation;

         o the distribution of a like amount of the subordinated debentures to the holders of trust securities, if we have given written direction to the property trustee to terminate the trust;

         o redemption of all of the preferred securities as described on page 68 under "-- Redemption or Exchange-- Mandatory Redemption;" or

         o    the entry of a court order for the dissolution of the trust.

         With the exception of a redemption as described on page 68 under "-- Redemption or Exchange -- Mandatory Redemption," if an early termination of the trust occurs, the trust will be liquidated by the administrative trustees as expeditiously as they determine to be possible. After satisfaction of liabilities to creditors of the trust as provided by applicable law, the trustees will distribute to the holders of trust securities subordinated debentures:

         o in an aggregate stated principal amount equal to the aggregate stated liquidation amount of the trust securities;

         o with an interest rate identical to the distribution rate on the trust securities; and

         o with accrued and unpaid interest equal to accumulated and unpaid distributions on the trust securities.

         However, if the property trustee determines that the distribution is not practical, then the holders of trust securities will be entitled to receive, instead of subordinated debentures, a proportionate amount of the liquidation distribution. The liquidation distribution will be the amount equal to the aggregate of the liquidation amount plus accumulated and unpaid distributions to the date of payment. If the liquidation distribution can be paid only in part because the trust has insufficient assets available to pay in full the aggregate liquidation distribution, then the amounts payable directly by the trust on the trust securities will be paid on a proportional basis, based on liquidation amounts, to us, as the holder of the common securities, and to the holders of the preferred securities. However, if an event of default under the indenture has occurred and is continuing, the preferred securities will have a priority over the common securities. See "-- Subordination of Common Securities."

         Under current United States federal income tax law and interpretations and assuming that the trust is treated as a grantor trust, as is expected, a distribution of the subordinated debentures should not be a taxable event to holders of the preferred securities. Should there be a change in law, a change in legal interpretation, a Tax Event or another circumstance, however, the distribution could be a taxable event to holders of the preferred securities. See "Federal Income Tax Consequences -- United States Holders -- Receipt of Subordinated Debentures or Cash Upon Liquidation of First Preferred Capital Trust III." If we do not elect to redeem the subordinated debentures prior to maturity or to liquidate the trust and distribute the subordinated debentures to holders of the preferred securities, the preferred securities will remain outstanding until the repayment of the subordinated debentures.

         If we elect to dissolve the trust and thus cause the subordinated debentures to be distributed to holders of the preferred securities in liquidation of the trust, we will continue to have the right to shorten the maturity of the subordinated debentures. See "Description of the Subordinated Debentures-- General."

Liquidation Value

         The amount of the liquidation distribution payable on the preferred securities in the event of any liquidation of the trust is $25 per preferred security plus accumulated and unpaid distributions to the date of payment, which may be in the form of a distribution of subordinated debentures having a liquidation value and accrued interest of an equal amount. See "-- Liquidation Distribution Upon Termination."

Events of Default; Notice

         Any one of the following events constitutes an event of default under the trust agreement with respect to the preferred securities:

         o the occurrence of an event of default under the indenture (see "Description of the Subordinated Debentures-- Subordinated Debenture Events of Default");

         o a default by the trust in the payment of any distribution when it becomes due and payable, and continuation of the default for a period of 30 days;

         o a default by the trust in the payment of the redemption price of any of the trust securities when it becomes due and payable;

         o a default in the performance, or breach, in any material respect, of any covenant or warranty of the trustees in the trust agreement, other than those defaults covered in the previous two points, and continuation of the default or breach for a period of 60 days after there has been given, by registered or certified mail, to the trustee(s) by the holders of at least 25% in aggregate liquidation amount of the outstanding preferred securities, a written notice specifying the default or breach and requiring it to be remedied and stating that the notice is a "Notice of Default" under the trust agreement; or

         o the occurrence of events of bankruptcy or insolvency with respect to the property trustee and our failure to appoint a successor property trustee within 60 days.

         Within five business days after the occurrence of any event of default actually known to the property trustee, the property trustee will transmit notice of the event of default to the holders of the preferred securities, the administrative trustees and to us, unless the event of default has been cured or waived. The administrative trustees and we are required to file annually with the property trustee a certificate as to whether or not they and we are in compliance with all the applicable conditions and covenants under the trust agreement.

         If an event of default under the indenture has occurred and is continuing, the preferred securities will have preference over the common securities upon termination of the trust. See "-- Subordination of Common Securities" and "Liquidation Distribution Upon Termination." The existence of an event of default under the trust agreement does not entitle the holders of preferred securities to accelerate the maturity thereof, unless the event of default is caused by the occurrence of an event of default under the indenture and both the indenture trustee and holders of at least 25% in principal amount of the subordinated debentures fail to accelerate the maturity thereof.

Removal of the Trustees

         Unless an event of default under the indenture has occurred and is continuing, we may remove any trustee at any time. If an event of default under the indenture has occurred and is continuing, only the holders of a majority in liquidation amount of the outstanding preferred securities may remove the property trustee or the Delaware trustee. The holders of the preferred securities have no right to vote to appoint, remove or replace the administrative trustees. These rights are vested exclusively with us as the holder of the common securities. No resignation or removal of a trustee and no appointment of a successor trustee will be effective until the successor trustee accepts the appointment in accordance with the trust agreement.

Co-Trustees and Separate Property Trustee

         Unless an event of default under the indenture has occurred and is continuing, for the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of the trust property may at the time be located, we will have the power to appoint at any time or times, and upon written request the property trustee will appoint, one or more persons or entities either (1) to act as a co-trustee, jointly with the property trustee, of all or any part of the trust property, or (2) to act as separate trustee of any trust property. In either case, these trustees will have the powers that may be provided in the instrument of appointment, and will have vested in them any property, title, right or power deemed necessary or desirable, subject to the provisions of the trust agreement. In case an event of default under the indenture has occurred and is continuing, the property trustee alone will have power to make the appointment.

Merger or Consolidation of Trustees

         Generally, any person or successor to any of the trustees may be a successor trustee to any of the trustees, including a successor resulting from a merger or consolidation. However, any successor trustee must meet all of the qualifications and eligibility standards to act as a trustee.

Mergers, Consolidations, Amalgamations or Replacements of the Trust

         The trust may not merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other person, except as described below. For these purposes, if we consolidate or merge with another entity, or transfer or sell substantially all of our assets to another entity, in some cases that transaction may be considered to involve a replacement of the trust, and the conditions set forth below would apply to such transaction. The trust may, at our request, with the consent of the administrative trustees and without the consent of the holders of the preferred securities, the property trustee or the Delaware trustee, undertake a transaction listed above if the following conditions are met:

         o the successor entity either (a) expressly assumes all of the obligations of the trust with respect to the preferred securities, or (b) substitutes for the preferred securities other securities having substantially the same terms as the preferred securities (referred to as "successor securities") so long as the successor securities rank the same in priority as the preferred securities with respect to distributions and payments upon liquidation, redemption and otherwise;

         o we appoint a trustee of the successor entity possessing substantially the same powers and duties as the property trustee in its capacity as the holder of the subordinated debentures;

         o the successor securities are listed or traded or will be listed or traded on any national securities exchange or other organization on which the preferred securities are then listed, if any;

         o the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the preferred securities (including any successor securities) in any material respect;

         o the successor entity has a purpose substantially identical to that of the trust;

         o prior to the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, we have received an opinion from independent counsel that (a) any transaction of this kind does not adversely affect the rights, preferences and privileges of the holders of the preferred securities (including any successor securities) in any material respect, and (b) following the transaction, neither the trust nor the successor entity will be required to register as an "investment company" under the Investment Company Act; and

         o we own all of the common securities of the successor entity and guarantee the obligations of the successor entity under the successor securities at least to the extent provided by the guarantee, the subordinated debentures, the trust agreement and the expense agreement.

         Notwithstanding the foregoing, the trust may not, except with the consent of every holder of the preferred securities, enter into any transaction of this kind if the transaction would cause the trust or the successor entity not to be classified as a grantor trust for United States federal income tax purposes.

Voting Rights; Amendment of Trust Agreement

         Except as described below and under "Description of the Guarantee -- Amendments and Assignment" and as otherwise required by the Trust Indenture Act and the trust agreement, the holders of the preferred securities will have no voting rights.

         The trust agreement may be amended from time to time by us and the trustees, without the consent of the holders of the preferred securities, in the following circumstances:

         o     with respect to acceptance of appointment by a successor trustee;

         o to cure any ambiguity, correct or supplement any provisions in the trust agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the trust agreement, as long as the amendment is not inconsistent with the other provisions of the trust agreement and does not have a material adverse effect on the interests of any holder of trust securities; or

         o to modify, eliminate or add to any provisions of the trust agreement if necessary to ensure that the trust will be classified for federal income tax purposes as a grantor trust at all times that any trust securities are outstanding or to ensure that the trust will not be required to register as an "investment company" under the Investment Company Act.

         With the consent of the holders of a majority of the aggregate liquidation amount of the outstanding trust securities, we and the trustees may amend the trust agreement if the trustees receive an opinion of counsel to the effect that the amendment or the exercise of any power granted to the trustees in accordance with the amendment will not affect the trust's status as a grantor trust for federal income tax purposes or the trust's exemption from status as an "investment company" under the Investment Company Act. However, without the consent of each holder of trust securities, the trust agreement may not be amended to (a) change the amount or timing of any distribution on the trust securities or otherwise adversely affect the amount of any distribution required to be made in respect of the trust securities as of a specified date, or (b) restrict the right of a holder of trust securities to institute suit for the enforcement of the payment on or after that date.

         As long as the property trustee holds any subordinated debentures, the trustees will not, without obtaining the prior approval of the holders of a majority in aggregate liquidation amount of all outstanding preferred securities:

         o direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee, or executing any trust or power conferred on the property trustee with respect to the subordinated debentures;

         o     waive any past default that is waivable under the indenture;

         o exercise any right to rescind or annul a declaration that the principal of all the subordinated debentures will be due and payable; or

         o consent to any amendment or termination of the indenture or the subordinated debentures, where the property trustee's consent is required. However, where a consent under the indenture requires the consent of each holder of the affected subordinated debentures, no consent will be given by the property trustee without the prior consent of each holder of the preferred securities.

         The trustees may not revoke any action previously authorized or approved by a vote of the holders of the preferred securities except by subsequent vote of the holders of the preferred securities. The property trustee will notify each holder of preferred securities of any notice of default with respect to the subordinated debentures. In addition to obtaining the foregoing approvals of the holders of the preferred securities, prior to taking any of the foregoing actions, the trustees must obtain an opinion of counsel experienced in these matters to the effect that the trust will not be classified as an association taxable as a corporation for federal income tax purposes on account of the action.

         Any required approval of holders of trust securities may be given at a meeting or by written consent. The property trustee will cause a notice of any meeting at which holders of the trust securities are entitled to vote, or of any matter upon which action by written consent of the holders is to be taken, to be given to each holder of record of trust securities.

         No vote or consent of the holders of preferred securities will be required for the trust to redeem and cancel its preferred securities in accordance with the trust agreement.

         Notwithstanding the fact that holders of preferred securities are entitled to vote or consent under any of the circumstances described above, any of the preferred securities that are owned by us, the trustees or any affiliate of ours or of any trustee, will, for purposes of the vote or consent, be treated as if they were not outstanding.

Global Preferred Securities

         The preferred securities will be represented by one or more global preferred securities registered in the name of The Depository Trust Company, New York, New York, or its nominee. A global preferred security is a security representing interests of more than one beneficial holder. Ownership of beneficial interests in the global preferred securities will be reflected in DTC participant account records through DTC's book-entry transfer and registration system. Participants are brokers, dealers, or others having accounts with DTC. Indirect beneficial interests of other persons investing in the preferred securities will be shown on, and transfers will be effected only through, records maintained by DTC participants. Except as described below, preferred securities in definitive form will not be issued in exchange for the global preferred securities. See "Book-Entry Issuance."

         No global preferred security may be exchanged for preferred securities registered in the names of persons other than DTC or its nominee unless:

         o DTC notifies the indenture trustee that it is unwilling or unable to continue as a depositary for the global preferred security and we are unable to locate a qualified successor depositary;

         o we execute and deliver to the indenture trustee a written order stating that we elect to terminate the book-entry system through DTC; or

         o there shall have occurred and be continuing an event of default under the indenture.

         Any global preferred security that is exchangeable pursuant to the preceding sentence shall be exchangeable for definitive certificates registered in the names as DTC shall direct. It is expected that the instructions will be based upon directions received by DTC with respect to ownership of beneficial interests in the global preferred security. If preferred securities are issued in definitive form, the preferred securities will be in denominations of $25 and integral multiples of $25 and may be transferred or exchanged at the offices described below.

         Unless and until it is exchanged in whole or in part for the individual preferred securities represented thereby, a global preferred security may not be transferred except as a whole by DTC to a nominee of DTC, by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor depositary or any nominee of the successor.

         Payments on global preferred securities will be made to DTC, as the depositary for the global preferred securities. If the preferred securities are issued in definitive form, distributions will be payable by check mailed to the address of record of the persons entitled to the distribution, and the transfer of the preferred securities will be registrable, and preferred securities will be exchangeable for preferred securities of other denominations of a like aggregate liquidation amount, at the corporate office of the property trustee, or at the offices of any paying agent or transfer agent appointed by the administrative trustees. In addition, if the preferred securities are issued in definitive form, the record dates for payment of distributions will be the 15th day of the month in which the relevant distribution date occurs. For a description of the terms of DTC arrangements relating to payments, transfers, voting rights, redemptions and other notices and other matters, see "Book-Entry Issuance."

         Upon the issuance of one or more global preferred securities, and the deposit of the global preferred security with or on behalf of DTC or its nominee, DTC or its nominee will credit, on its book-entry registration and transfer system, the respective aggregate liquidation amounts of the individual preferred securities represented by the global preferred security to the designated accounts of persons that participate in the DTC system. These participant accounts will be designated by the dealers, underwriters or agents selling the preferred securities. Ownership of beneficial interests in a global preferred security will be limited to persons or entities having an account with DTC or who may hold interests through participants. With respect to interests of any person or entity that is a DTC participant, ownership of beneficial interests in a global preferred security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee. With respect to persons or entities who hold interests in a global preferred security through a participant, the interest and any transfer of the interest will be shown only on the participant's records. The laws of some states require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global preferred security.

         So long as DTC or another depositary, or its nominee, is the registered owner of the global preferred security, the depositary or the nominee, as the case may be, will be considered the sole owner or holder of the preferred securities represented by the global preferred security for all purposes under the trust agreement. Except as described in this prospectus, owners of beneficial interests in a global preferred security will not be entitled to have any of the individual preferred securities represented by the global preferred security registered in their names, will not receive or be entitled to receive physical delivery of any of the preferred securities in definitive form and will not be considered the owners or holders of the preferred securities under the trust agreement.

         None of us, the property trustee, any paying agent or the securities registrar for the preferred securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global preferred security representing the preferred securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

         We expect that DTC or its nominee, upon receipt of any payment of the liquidation amount or distributions in respect of a global preferred security, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interest in the aggregate liquidation amount of the global preferred security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global preferred security held through the participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." The payments will be the responsibility of the participants. See "Book-Entry Issuance."

Payment and Paying Agency

         Payments in respect of the preferred securities will be made to DTC, which will credit the relevant accounts of participants on the applicable distribution dates, or, if any of the preferred securities are not held by DTC, the payments will be made by check mailed to the address of the holder as listed on the register of holders of the preferred securities. The paying agent for the preferred securities will initially be the property trustee and any co-paying agent chosen by the property trustee and acceptable to us and the administrative trustees. The paying agent for the preferred securities may resign as paying agent upon 30 days' written notice to the administrative trustees, the property trustee and us. If the property trustee no longer is the paying agent for the preferred securities, the administrative trustees will appoint a successor to act as paying agent. The successor must be a bank or trust company acceptable to us and the property trustee.

Registrar and Transfer Agent

         The property trustee will act as the registrar and the transfer agent for the preferred securities. Registration of transfers of preferred securities will be effected without charge by or on behalf of the trust, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. The trust and its registrar and transfer agent will not be required to register or cause to be registered the transfer of preferred securities after they have been called for redemption.

Information Concerning the Property Trustee

         The property trustee undertakes to perform only the duties set forth in the trust agreement. After the occurrence of an event of default that is continuing, the property trustee must exercise the same degree of care and skill as a prudent person exercises or uses in the conduct of its own affairs. The property trustee is under no obligation to exercise any of the powers vested in it by the trust agreement at the request of any holder of preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred. If no event of default under the trust agreement has occurred and is continuing and the property trustee is required to decide between alternative causes of action, construe ambiguous or inconsistent provisions in the trust agreement or is unsure of the application of any provision of the trust agreement, and the matter is not one on which holders of preferred securities are entitled to vote upon, then the property trustee will take the action directed in writing by us. If the property trustee is not so directed, then it will take the action it deems advisable and in the best interests of the holders of the trust securities and will have no liability except for its own bad faith, negligence or willful misconduct.

Miscellaneous

         The administrative trustees are authorized and directed to conduct the affairs of and to operate the trust in such a way that:

         o the trust will not be deemed to be an "investment company" required to be registered under the Investment Company Act;

         o the trust will not be classified as an association taxable as a corporation for federal income tax purposes; and

         o the subordinated debentures will be treated by us as indebtedness for federal income tax purposes.

         In this regard, we and the administrative trustees are authorized to take any action not inconsistent with applicable law, the certificate of trust or the trust agreement, that we and the administrative trustees determine to be necessary or desirable for these purposes. The administrative trustees may assist in including or listing the preferred securities in the Nasdaq National Market or on a national securities exchange.

         Holders of the preferred securities have no preemptive or similar rights. The trust agreement and the trust securities will be governed by Delaware law.

                   DESCRIPTION OF THE SUBORDINATED DEBENTURES

         Concurrently with the issuance of the preferred securities, the trust will invest the proceeds from the sale of the trust securities in the subordinated debentures issued by us. The subordinated debentures will be issued as unsecured debt under the indenture between us and State Street Bank and Trust Company of Connecticut, National Association, as indenture trustee. The indenture will be qualified under the Trust Indenture Act.

         The following discussion is subject to, and is qualified in its entirety by reference to, the indenture and to the Trust Indenture Act. We urge prospective investors to read the form of the indenture, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

General

         The subordinated debentures will be limited in aggregate principal amount to $41,237,125 or $47,422,700 if the Underwriters' over-allotment option is exercised in full. This amount represents the sum of the aggregate stated liquidation amounts of the trust securities. The subordinated debentures will bear interest at the annual rate of % of the principal amount. The interest will be payable quarterly on March 31, June 30, September 30 and December 31 of each year, beginning December 31, 2001, to the person in whose name each subordinated debenture is registered at the close of business on the 15th day of the last month of the calendar quarter. It is anticipated that, until the liquidation, if any, of the trust, the subordinated debentures will be held in the name of the property trustee in trust for the benefit of the holders of the trust securities.

         The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. If any date on which interest is payable on the subordinated debentures is not a business day, then payment of interest will be made on the next day that is a business day without any additional interest or other payment in respect of the delay. Accrued interest that is not paid on the applicable interest payment date will bear additional interest on the amount due at the annual rate of %, compounded quarterly.

         The subordinated debentures will mature on December 31, 2031, the stated maturity date. We may shorten this date once at any time to any date not earlier than December 31, 2006, subject to the prior approval of the Federal Reserve, if required.

         We will give notice to the indenture trustee and the holders of the subordinated debentures, no more than 180 days and no less than 30 days prior to the effectiveness of any change in the stated maturity date. We will not have the right to redeem the subordinated debentures from the trust until after December 31, 2006, except if (a) a Tax Event, an Investment Company Event or a Capital Treatment Event, which terms are defined on page 69, has occurred, or
(b) we repurchase preferred securities in the market, in which case we can elect to redeem subordinated debentures specifically in exchange for a like amount of preferred securities owned by us plus a proportionate amount of common securities.

         The subordinated debentures will be unsecured and will rank junior to all of our senior and subordinated debt, including indebtedness we may incur in the future. Because we are a holding company, our right to participate in any distribution of assets of any of our subsidiaries, upon any subsidiary's liquidation or reorganization or otherwise, and thus the ability of holders of the subordinated debentures to benefit indirectly from any distribution by a subsidiary, is subject to the prior claim of creditors of the subsidiary, except to the extent that we may be recognized as a creditor of the subsidiary. The subordinated debentures will, therefore, be effectively subordinated to all existing and future liabilities of our subsidiaries, and holders of subordinated debentures should look only to our assets for payment. The indenture does not limit our ability to incur or issue secured or unsecured senior and junior debt. See "-- Subordination."

         The indenture does not contain provisions that afford holders of the subordinated debentures protection in the event of a highly leveraged transaction or other similar transaction involving us, nor does it require us to maintain or achieve any financial performance levels or to obtain or maintain any credit rating on the subordinated debentures.

Option to Extend Interest Payment Period

         As long as no event of default under the indenture has occurred and is continuing, we have the right under the indenture to defer the payment of interest on the subordinated debentures at any time for a period not exceeding 20 consecutive quarters. However, no extension period may extend beyond the stated maturity of the subordinated debentures or end on a date other than a date interest is normally due. At the end of an extension period, we must pay all interest then accrued and unpaid, together with interest thereon at the annual rate of %, compounded quarterly. During an extension period, interest will continue to accrue and holders of subordinated debentures, or the holders of preferred securities if they are then outstanding, will be required to accrue and recognize as income for federal income tax purposes the accrued but unpaid interest amounts in the year in which such amounts accrued. See "Federal Income Tax Consequences."

         During an extension period, neither we nor any of our subsidiaries may:

         o declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock (other than stock dividends, noncash dividends in connection with the implementation of a stockholder rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassifications of any class of our capital stock into another class of capital stock) with respect to their capital stock (other than payment of dividends or distributions to us or to one of our subsidiaries or a distribution with respect to the preferred securities issued by FBA's financing subsidiary in July 1998);

         o make any payment of principal, interest or premium on, or repay, repurchase or redeem any debt securities that rank equally with (including the subordinated debentures issued to our two other financing subsidiaries), or junior to the subordinated debentures;

         o make any guarantee payments with respect to any other guarantee by us of any other debt securities of any of our subsidiaries if the guarantee ranks equally with or junior to the subordinated debentures (other than payments under the guarantee); or

         o redeem, purchase or acquire less than all of the subordinated debentures or any of the preferred securities.

         Prior to the termination of any extension period, so long as no event of default under the indenture is continuing, we may further defer the payment of interest subject to the above stated requirements. Upon the termination of any extension period and the payment of all amounts then due, we may elect to begin a new extension period at any time. We do not currently intend to exercise our right to defer payments of interest on the subordinated debentures.

         We must give the property trustee, the administrative trustees and the indenture trustee notice of our election of an extension period at least two business days prior to the earlier of (a) the next date on which distributions on the trust securities would have been payable except for the election to begin an extension period, or (b) the date we are required to give notice of the record date, or the date the distributions are payable, to the Nasdaq National Market, or other applicable self-regulatory organization, or to holders of the preferred securities, but in any event at least one business day prior to the record date. If the property trustee is not the only registered holder of the debentures, then this notice must also be given to the holders of the debentures.

         Other than as described above, there is no limitation on the number of times that we may elect to begin an extension period.

Additional Sums to be Paid as a Result of Additional Taxes

         If the trust or the property trustee is required to pay any additional taxes, duties, assessments or other governmental charges as a result of the occurrence of a Tax Event, we will pay as additional interest on the subordinated debentures any amounts which may be required so that the net amounts received and retained by the trust after paying any additional taxes, duties, assessments or other governmental charges will not be less than the amounts the trust and the property trustee would have received had the additional taxes, duties, assessments or other governmental charges not been imposed.

Redemption

         Subject to prior approval of the Federal Reserve, if required, we may redeem the subordinated debentures prior to maturity:

         o in whole at any time, or in part from time to time, on or after December 31, 2006; or

         o at any time, in whole, within 180 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event.

         In each case we will pay a redemption price equal to the accrued and unpaid interest on the subordinated debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount of the redeemed subordinated debentures.

         We may also redeem the debentures prior to maturity at any time, and from time to time, to the extent of any preferred securities we purchase, plus a proportionate amount of the common securities we hold.

         Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of subordinated debentures to be redeemed at its registered address. Redemption of less than all outstanding subordinated debentures must be effected by lot. Unless we default in payment of the redemption price for the subordinated debentures, on and after the redemption date interest will no longer accrue on the subordinated debentures or the portions of the subordinated debentures called for redemption.

         The subordinated debentures will not be subject to any sinking fund.

Distribution Upon Liquidation

         As described under "Description of the Preferred Securities -- Liquidation Distribution Upon Termination," under certain circumstances and with the Federal Reserve's approval, the subordinated debentures may be distributed to the holders of the preferred securities in liquidation of the trust after satisfaction of liabilities to creditors of the trust. If this occurs, we will use our best efforts to include the subordinated debentures in the Nasdaq National Market or list them on a national securities exchange or national quotation system on which the preferred securities are then listed, if any. There can be no assurance as to the market price of any subordinated debentures that may be distributed to the holders of preferred securities.

Restrictions on Payments

         We are restricted from making certain payments (as described below) if we have chosen to defer payment of interest on the subordinated debentures, if an event of default has occurred and is continuing under the indenture, or if we are in default with respect to our obligations under the guarantee.

         If any of these events occur, neither we nor any of our subsidiaries will:

         o declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of our capital stock (other than stock dividends, noncash dividends in connection with the implementation of a stockholder rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassification of any class of our capital stock into another class of capital stock), or allow any of our subsidiaries to do the same with respect to their capital stock (other than payment of dividends or distributions to us or to one of our subsidiaries or a distribution with respect to the preferred securities issued by FBA's financing subsidiary in July 1998);

         o make any payment of principal, interest or premium on, or repay or repurchase or redeem any debt securities that rank equally with (including the subordinated debentures issued to our two other financing subsidiaries), or junior to the subordinated debentures;

         o make any guarantee payments with respect to any guarantee by us of the debt securities of any of our subsidiaries if the guarantee ranks equally with or junior to the subordinated debentures (other than payments under the guarantee); or

         o redeem, purchase or acquire less than all of the subordinated debentures or any of the preferred securities.

Subordination

         The subordinated debentures are subordinated and junior in right of payment to all of our senior and subordinated debt, as defined below. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up or reorganization of First Banks, whether voluntary or involuntary in bankruptcy, insolvency, receivership or other proceedings in connection with any insolvency or bankruptcy proceedings, the holders of our senior and subordinated debt will first be entitled to receive payment in full of principal and interest before the holders of subordinated debentures will be entitled to receive or retain any payment in respect of the subordinated debentures.

         If the maturity of any subordinated debentures is accelerated and our senior and subordinated debt is also accelerated, the holders of all of our senior and subordinated debt outstanding at the time of the acceleration will also be entitled to first receive payment in full of all amounts due to them, including any amounts due upon acceleration, before the holders of the subordinated debentures will be entitled to receive or retain any principal or interest payments on the subordinated debentures.

         No payments of principal or interest on the subordinated debentures may be made if there has occurred and is continuing a default in any payment with respect to any of our senior or subordinated debt or an event of default with respect to any of our senior or subordinated debt resulting in the acceleration of the maturity of the senior or subordinated debt, or if any judicial proceeding is pending with respect to any default.

         The term "debt" means, with respect to any person, whether recourse is to all or a portion of the assets of the person and whether or not contingent:

         o     every obligation of the person for money borrowed;

         o every obligation of the person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

         o every reimbursement obligation of the person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of the person;

         o every obligation of the person issued or assumed as the deferred purchase price of property or services, excluding trade accounts payable or accrued liabilities arising in the ordinary course of business;

         o     every capital lease obligation of the person; and

         o every obligation of the type referred to in the first five points of another person and all dividends of another person the payment of which, in either case, the first person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

         The term "senior debt" means the principal of, and premium and interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us, on, debt, whether incurred on or prior to the date of the indenture or incurred after the date. However, senior debt will not be deemed to include:

         o any debt where it is provided in the instrument creating the debt that the obligations are not superior in right of payment to the subordinated debentures or to other debt which is equal with, or subordinated to, the subordinated debentures, including our 9.25% subordinated debentures due 2027 and our 10.24% subordinated debentures due 2030, issued to our two other financing subsidiaries;

         o any of our debt that when incurred and without regard to any election under the federal bankruptcy laws, was without recourse to us;

         o     any debt of ours to any of our subsidiaries;

         o     any debt to any of our employees;

         o any debt that by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of the debt by the holders of the subordinated debentures as a result of the subordination provisions of the indenture would be greater than they otherwise would have been as a result of any obligation of the holders to pay amounts over to the obligees on the trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which the debt is subject; and

         o     debt which constitutes subordinated debt.

         The term "subordinated debt" means the principal of, and premium and interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us, on, debt. Subordinated debt includes debt incurred on or prior to the date of the indenture or thereafter incurred, which is by its terms expressly provided to be junior and subordinate to other debt of ours, other than the subordinated debentures. However, subordinated debt will not be deemed to include:

         o any of our debt which when incurred and without regard to any election under the federal bankruptcy laws was without recourse to us;

         o     any debt of ours to any of our subsidiaries;

         o     any debt to any of our employees;

         o any debt which by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of the debt by the holders of the subordinated debentures as a result of the subordination provisions of the indenture would be greater than they otherwise would have been as a result of any obligation of the holders to pay amounts over to the obligees on the trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which the debt is subject;

         o     debt which constitutes senior debt; and

         o any debt of ours under debt securities (and guarantees in respect of these debt securities) initially issued to any trust, or a trustee of a trust, partnership or other entity affiliated with us that is, directly or indirectly, our financing subsidiary in connection with the issuance by that entity of preferred securities or other securities which are intended to qualify for "Tier I" capital treatment, (such as the approximately $88.9 million of 9.25% subordinated debentures due 2027 that we issued to one of our other financing subsidiaries in 1997, the approximately $59.3 million of 10.24% subordinated debentures due 2030 that we issued to one of our other financing subsidiaries in 2000 and the approximately $47.4 million of 8.50% subordinated debentures due 2028 that FBA issued to its financing subsidiary in 1998).

         We expect from time to time to incur additional indebtedness, and, except in certain circumstances, there is no limitation under the indenture on the amount we may incur. We had consolidated senior and senior subordinated debt of $29.5 million outstanding principal amount at September 30, 2001. Although a portion of these amounts is expected to be repaid with a portion of the proceeds from the sale of the subordinated debentures, we expect to incur additional senior or subordinated debt in the future.

Payment and Paying Agents

         Generally, payment of principal of and interest on the subordinated debentures will be made at the office of the indenture trustee in Hartford, Connecticut. However, we have the option to make payment of any interest by (a) check mailed to the address of the person entitled to payment at the address listed in the register of holders of the subordinated debentures, or (b) wire transfer to an account maintained by the person entitled thereto as specified in the register of holders of the subordinated debentures, provided that proper transfer instructions have been received by the applicable record date. Payment of any interest on subordinated debentures will be made to the person in whose name the subordinated debenture is registered at the close of business on the regular record date for the interest payment, except in the case of defaulted interest.

         Any moneys deposited with the indenture trustee or any paying agent for the subordinated debentures, or then held by us in trust, for the payment of the principal of or interest on the subordinated debentures and remaining unclaimed for two years after the principal or interest has become due and payable, will be repaid to us on June 30 of each year. If we hold any of this money in trust, then it will be discharged from the trust to us and the holder of the subordinated debenture will thereafter look, as a general unsecured creditor, only to us for payment.

Registrar and Transfer Agent

         The indenture trustee will act as the registrar and the transfer agent for the subordinated debentures. Subordinated debentures may be presented for registration of transfer, with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed, at the office of the registrar. Provided that we maintain a transfer agent in Wilmington, Delaware, we may rescind the designation of any transfer agent or approve a change in the location through which any transfer agent acts. We may at any time designate additional transfer agents with respect to the subordinated debentures.

         If we redeem any of the subordinated debentures, neither we nor the indenture trustee will be required to (a) issue, register the transfer of or exchange any subordinated debentures during a period beginning at the opening of business 15 days before the day of the mailing of and ending at the close of business on the day of the mailing of the relevant notice of redemption, or (b) transfer or exchange any subordinated debentures so selected for redemption, except, in the case of any subordinated debentures being redeemed in part, any portion not to be redeemed.

Modification of Indenture

         We and the indenture trustee may, from time to time without the consent of the holders of the subordinated debentures, amend, waive our rights under or supplement the indenture for purposes which do not materially adversely affect the rights of the holders of the subordinated debentures. Other changes may be made by us and the indenture trustee with the consent of the holders of a majority in principal amount of the outstanding subordinated debentures. However, without the consent of the holder of each outstanding subordinated debenture affected by the proposed modification, no modification may:

        o     extend the maturity date of the subordinated debentures; or

        o reduce the principal amount or the rate or extend the time of payment of interest; or

        o reduce the percentage of principal amount of subordinated debentures required to amend the indenture.

         As long as any of the preferred securities remain outstanding, no modification of the indenture may be made that requires the consent of the holders of the subordinated debentures, no termination of the indenture may occur, and no waiver of any event of default under the indenture may be effective, without the prior consent of the holders of a majority of the aggregate liquidation amount of the preferred securities.

Subordinated Debenture Events of Default

         The indenture provides that any one or more of the following events with respect to the subordinated debentures that has occurred and is continuing constitutes an event of default under the indenture:

        o our failure to pay any interest on the subordinated debentures for 30 days after the due date, except where we have properly deferred the interest payment;

        o our failure to pay any principal on the subordinated debentures when due whether at maturity, upon redemption or otherwise;

        o our failure to observe or perform in any material respect any other covenants or agreements contained in the indenture for 90 days after written notice to us from the indenture trustee or the holders of at least 25% in aggregate outstanding principal amount of the subordinated debentures; or

        o our bankruptcy, insolvency or similar reorganizations in bankruptcy or dissolution of the trust.

         The holders of a majority of the aggregate outstanding principal amount of the subordinated debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee. The indenture trustee, or the holders of at least 25% in aggregate outstanding principal amount of the subordinated debentures, may declare the principal due and payable immediately upon an event of default under the indenture. The holders of a majority of the outstanding principal amount of the subordinated debentures may rescind and annul the declaration and waive the default if the default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration, has been deposited with the indenture trustee as long as the holders of a majority in liquidation amount of the trust securities have consented to the waiver of default. The holders may not annul the declaration and waive a default if the default is the non-payment of the principal of the subordinated debentures which has become due solely by the acceleration.

         So long as the property trustee is the holder of the debentures, if an event of default under the indenture has occurred and is continuing, the property trustee will have the right to declare the principal of and the interest on the subordinated debentures, and any other amounts payable under the indenture, to be immediately due and payable and to enforce its other rights as a creditor with respect to the subordinated debentures.

         We are required to file annually with the indenture trustee a certificate as to whether or not we are in compliance with all of the conditions and covenants applicable to us under the indenture.

Enforcement of Certain Rights by Holders of the Preferred Securities

         If an event of default under the indenture has occurred and is continuing and the event is attributable to the failure by us to pay interest on or principal of the subordinated debentures on the date on which the payment is due and payable, then a holder of preferred securities may institute a direct action against us to compel us to make the payment. We may not amend the indenture to remove the foregoing right to bring a direct action without the prior written consent of all of the holders of the preferred securities. If the right to bring a direct action is removed, the trust may become subject to the reporting obligations under the Securities Exchange Act of 1934.

         The holders of the preferred securities will not be able to exercise directly any remedies, other than those set forth in the preceding paragraph, available to the holders of the subordinated debentures unless there has been an event of default under the trust agreement. See "Description of the Preferred Securities -- Events of Default; Notice."

Consolidation, Merger, Sale of Assets and Other Transactions

         We may not consolidate with or merge into any other entity or convey or transfer our properties and assets substantially as an entirety to any entity, and no entity may be consolidated with or merged into us or sell, convey, transfer or otherwise dispose of its properties and assets substantially as an entirety to us, unless:

         o if we consolidate with or merge into another person or convey or transfer our properties and assets substantially as an entirety to any person, the successor person is organized under the laws of the United States or any state or the District of Columbia, and the successor person expressly assumes by supplemental indenture our obligations on the subordinated debentures;

         o immediately after the transaction, no event of default under the indenture, and no event which, after notice or lapse of time, or both, would become an event of default under the indenture, has occurred and is continuing; and

         o     other conditions as prescribed in the indenture are met.

         Under certain circumstances, if we consolidate or merge with another entity, or transfer or sell substantially all of our assets to another entity, such transaction may be considered to involve a replacement of the trust, and the provisions of the trust agreement relating to a replacement of the trust would apply to such transaction. See "Description of the Preferred Securities -- Mergers, Consolidations, Amalgamations or Replacements of the Trust."

Satisfaction and Discharge

         The indenture will cease to be of further effect and we will be deemed to have satisfied and discharged our obligations under the indenture when all subordinated debentures not previously delivered to the indenture trustee for cancellation:

         o     have become due and payable; or

         o will become due and payable at their stated maturity within one year or are to be called for redemption within one year, and we deposit or cause to be deposited with the indenture trustee funds, in trust, for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the subordinated debentures not previously delivered to the indenture trustee for cancellation, for the principal and interest due to the date of the deposit or to the stated maturity or redemption date, as the case may be.

         We may still be required to provide officers' certificates and opinions of counsel and pay fees and expenses due after these events occur.

Governing Law

         The indenture and the subordinated debentures will be governed by and construed in accordance with Missouri law.

Information Concerning the Indenture Trustee

         The indenture trustee is subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to these provisions, the indenture trustee is under no obligation to exercise any of the powers vested in it by the indenture at the request of any holder of subordinated debentures, unless offered reasonable security or indemnity by the holder against the costs, expenses and liabilities which might be incurred. The indenture trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the indenture trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

Miscellaneous

         We have agreed, pursuant to the indenture, for so long as preferred securities remain outstanding:

         o to maintain directly or indirectly 100% ownership of the common securities of the trust, except that certain successors that are permitted pursuant to the indenture may succeed to our ownership of the common securities;

         o not to voluntarily terminate, wind up or liquidate the trust without prior approval of the Federal Reserve, if required;

         o to use our reasonable efforts to cause the trust (a) to remain a business trust (and to avoid involuntary termination, winding up or liquidation), except in connection with a distribution of subordinated debentures, the redemption of all of the trust securities of the trust or mergers, consolidations or amalgamations, each as permitted by the trust agreement; and (b) to otherwise continue not to be treated as an association taxable as a corporation or partnership for federal income tax purposes;

         o to use our reasonable efforts to cause each holder of trust securities to be treated as owning an individual beneficial interest in the subordinated debentures;

         o to use our best efforts to maintain the eligibility of the preferred securities for inclusion, quotation or listing in the Nasdaq National Market or on any national securities exchange or other organization for as long as the preferred securities are outstanding;

         o not to issue or incur, directly or indirectly, additional trust preferred securities that are senior in right of payment to the preferred securities; and

         o not to issue or incur, directly or indirectly, any additional indebtedness in connection with the issuance of additional trust preferred securities or similar securities that are equal in right of payment to the subordinated debentures unless:

                    the pro forma sum of all outstanding debt issued by us or any of our subsidiaries in connection with any trust preferred securities issued by any of our financing subsidiaries, including the subordinated debentures and the maximum liquidation amount of the additional trust preferred or similar securities that we or our financing subsidiaries are then issuing, plus our total long-term debt, excluding any long term debt which, by its terms, is expressly stated to be junior and subordinate to the subordinated debentures is less than 65% of
               the sum of our equity excluding any amount of accumulated other comprehensive income or loss plus any long-term debt which, by its terms, is expressly stated to be junior and subordinate to the subordinated debentures, in each case on a consolidated basis at the time of issuance; and


         o not to pay dividends on, purchase, redeem, retire or make any distributions with respect to our common stock if doing so would cause the quotient referred to in the immediately preceding point to exceed 60%.

                               BOOK-ENTRY ISSUANCE

General

         DTC will act as securities depositary for the preferred securities and may act as securities depositary for all of the subordinated debentures in the event of the distribution of the subordinated debentures to the holders of preferred securities. Except as described below, the preferred securities will be issued only as registered securities in the name of DTC's nominee, Cede & Co. One or more global preferred securities will be issued for the preferred securities and will be deposited with DTC.

         DTC is a limited purpose trust company organized under New York banking law, a "banking organization" within the meaning of the New York banking law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to indirect participants, such as securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with direct participants, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

         Purchases of preferred securities within the DTC system must be made by or through direct participants, which will receive a credit for the preferred securities on DTC's records. The ownership interest of each actual purchaser of each preferred security is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners purchased preferred securities. Transfers of ownership interests in the preferred securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in preferred securities, except if use of the book-entry-only system for the preferred securities is discontinued.

         DTC will have no knowledge of the actual beneficial owners of the preferred securities; DTC's records reflect only the identity of the direct participants to whose accounts the preferred securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

         The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be accurate, but we and the trust assume no responsibility for the accuracy thereof. Neither we nor the trust have any responsibility for the performance by DTC or its participants of their respective obligations as described in this prospectus or under the rules and procedures governing their respective operations.

Notices and Voting

         Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

         Redemption notices will be sent to Cede & Co. as the registered holder of the preferred securities. If less than all of the preferred securities are being redeemed, the amount to be redeemed will be determined in accordance with the trust agreement.

         Although voting with respect to the preferred securities is limited to the holders of record of the preferred securities, in those instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to preferred securities. Under its usual procedures, DTC would mail an omnibus proxy to the property trustee as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the preferred securities are credited on the record date.

Distribution of Funds

         The property trustee will make distribution payments on the preferred securities to DTC. DTC's practice is to credit direct participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on the payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of the participant and not of DTC, the property trustee, the trust or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to DTC is the responsibility of the property trustee, disbursement of the payments to direct participants is the responsibility of DTC, and disbursements of the payments to the beneficial owners is the responsibility of direct and indirect participants.

Successor Depositaries and Termination of Book-Entry System

         DTC may discontinue providing its services with respect to any of the preferred securities at any time by giving reasonable notice to the property trustee or us. If no successor securities depositary is obtained, definitive certificates representing the preferred securities are required to be printed and delivered. We also have the option to discontinue use of the system of book-entry transfers through DTC, or a successor depositary. After an event of default under the indenture, the holders of a majority in liquidation amount of preferred securities may determine to discontinue the system of book-entry transfers through DTC. In these events, definitive certificates for the preferred securities will be printed and delivered.

                          DESCRIPTION OF THE GUARANTEE

         The preferred securities guarantee agreement will be executed and delivered by us concurrently with the issuance of the preferred securities for the benefit of the holders of the preferred securities. The guarantee agreement will be qualified as an indenture under the Trust Indenture Act. State Street Bank and Trust Company of Connecticut, National Association, the guarantee trustee, will act as trustee for purposes of complying with the provisions of the Trust Indenture Act, and will also hold the guarantee for the benefit of the holders of the preferred securities. Prospective investors are urged to read the form of the guarantee agreement, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

General

         We agree to pay in full on a subordinated basis, to the extent described in the guarantee agreement, the guarantee payments (as defined below) to the holders of the preferred securities, as and when due, regardless of any defense, right of set-off or counterclaim that the trust may have or assert other than the defense of payment.

         The following payments with respect to the preferred securities are called the "guarantee payments" and, to the extent not paid or made by the trust and to the extent that the trust has funds available for those distributions, will be subject to the guarantee:

         o any accumulated and unpaid distributions required to be paid on the preferred securities;

         o with respect to any preferred securities called for redemption, the redemption price; and

         o upon a voluntary or involuntary dissolution, winding up or termination of the trust (other than in connection with the distribution of subordinated debentures to the holders of preferred securities in exchange for preferred securities), the lesser of:

                  (a)  the amount of the liquidation distribution; and

                  (b) the amount of assets of the trust remaining available for distribution to holders of preferred securities in liquidation of the trust.

         We may satisfy our obligations to make a guarantee payment by making a direct payment of the required amounts to the holders of the preferred securities or by causing the trust to pay the amounts to the holders.

         The guarantee agreement is a guarantee, on a subordinated basis, of the guarantee payments, but the guarantee only applies to the extent the trust has funds available for those distributions. If we do not make interest payments on the subordinated debentures purchased by the trust, the trust will not have funds available to make the distributions and will not pay distributions on the preferred securities.

Status of the Guarantee

         The guarantee constitutes our unsecured obligation that ranks subordinate and junior in right of payment to all of our senior and subordinated debt in the same manner as the subordinated debentures and senior to our capital stock. We expect to incur additional indebtedness in the future, although we have no specific plans in this regard presently, and neither the indenture nor the trust agreement limits the amounts of the obligations that we may incur.

         The guarantee constitutes a guarantee of payment and not of collection. If we fail to make guarantee payments when required, holders of preferred securities may institute a legal proceeding directly against us to enforce their rights under the guarantee without first instituting a legal proceeding against any other person or entity.

         The guarantee will not be discharged except by payment of the guarantee payments in full to the extent not paid by the trust or upon distribution of the subordinated debentures to the holders of the preferred securities. Because we are a bank holding company, our right to participate in any distribution of assets of any subsidiary upon the subsidiary's liquidation or reorganization or otherwise is subject to the prior claims of creditors of that subsidiary, except to the extent we may be recognized as a creditor of that subsidiary. Our obligations under the guarantee, therefore, will be effectively subordinated to all existing and future liabilities of our subsidiaries, and claimants should look only to our assets for payments under the guarantee.

Amendments and Assignment

         Except with respect to any changes that do not materially adversely affect the rights of holders of the preferred securities, in which case no vote will be required, the guarantee may be amended only with the prior approval of the holders of a majority of the aggregate liquidation amount of the outstanding preferred securities. See "Description of the Preferred Securities -- Voting Rights; Amendment of Trust Agreement."

Events of Default; Remedies

         An event of default under the guarantee agreement will occur upon our failure to make any required guarantee payments or to perform any other obligations under the guarantee. If the guarantee trustee obtains actual knowledge that an event of default has occurred and is continuing, the guarantee trustee must enforce the guarantees for the benefit of the holders of the preferred securities. The holders of a majority in aggregate liquidation amount of the preferred securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee in respect of the guarantee and may direct the exercise of any power conferred upon the guarantee trustee under the guarantee agreement.

         Any holder of preferred securities may institute and prosecute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the trust, the guarantee trustee or any other person or entity.

         We are required to provide to the guarantee trustee annually a certificate as to whether or not we are in compliance with all of the conditions and covenants applicable to us under the guarantee agreement.

Termination of the Guarantee

         The guarantee will terminate and be of no further force and effect upon:

         o     full payment of the redemption price of the preferred securities;

         o full payment of the amounts payable upon liquidation of the trust; or

         o distribution of the subordinated debentures to the holders of the preferred securities.

         If at any time any holder of the preferred securities must restore payment of any sums paid under the preferred securities or the guarantee, the guarantee will continue to be effective or will be reinstated with respect to such amounts.

Information Concerning the Guarantee Trustee

         The guarantee trustee, other than during the occurrence and continuance of our default in performance of the guarantee, undertakes to perform only those duties as are specifically set forth in the guarantee. When an event of default has occurred and is continuing, the guarantee trustee must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. The guarantee trustee is under no obligation to exercise any of the powers vested in it by the guarantee at the request of any holder of any preferred securities unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that might be incurred thereby; but this does not relieve the guarantee trustee of its obligations to exercise the rights and powers under the guarantee in the event of a default.

Expense Agreement

         We will, pursuant to the agreement as to expenses and liabilities entered into by us and the trust under the trust agreement, irrevocably and unconditionally guarantee to each person or entity to whom the trust becomes indebted or liable, the full payment of any costs, expenses or liabilities of the trust, other than obligations of the trust to pay to the holders of the preferred securities or other similar interests in the trust of the amounts due to the holders pursuant to the terms of the preferred securities or other similar interests, as the case may be. Third party creditors of the trust may proceed directly against us under the expense agreement, regardless of whether they had notice of the expense agreement.

Governing Law

         The guarantee will be governed by Missouri law.

                  RELATIONSHIP AMONG THE PREFERRED SECURITIES,
                  THE SUBORDINATED DEBENTURES AND THE GUARANTEE

Full and Unconditional Guarantee

         We irrevocably guarantee, as and to the extent described in this prospectus, payments of distributions and other amounts due on the preferred securities, to the extent the trust has funds available for the payment of these amounts. We and the trust believe that, taken together, our obligations under the subordinated debentures, the indenture, the trust agreement, the expense agreement and the guarantee agreement provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of payment of distributions and other amounts due on the preferred securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes a guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the obligations of the trust under the preferred securities.

         If and to the extent that we do not make payments on the subordinated debentures, the trust will not pay distributions or other amounts due on the preferred securities. The guarantee does not cover payment of distributions when the trust does not have sufficient funds to pay the distributions. In this event, the remedy of a holder of preferred securities is to institute a legal proceeding directly against us for enforcement of payment of the distributions to the holder. Our obligations under the guarantee are subordinated and junior in right of payment to all of our other indebtedness.

Sufficiency of Payments

         As long as payments of interest and other payments are made when due on the subordinated debentures, these payments will be sufficient to cover distributions and other payments due on the preferred securities, primarily because:

         o the aggregate principal amount of the subordinated debentures will be equal to the sum of the aggregate stated liquidation amount of the trust securities;

         o the interest rate and interest and other payment dates on the subordinated debentures will match the distribution rate and distribution and other payment dates for the preferred securities;

         o we will pay for any and all costs, expenses and liabilities of the trust, except the obligations of the trust to pay to holders of the preferred securities the amounts due to the holders pursuant to the terms of the preferred securities; and

         o the trust will not engage in any activity that is not consistent with the limited purposes of the trust.

Enforcement Rights of Holders of Preferred Securities

         A holder of any preferred security may institute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the guarantee trustee, the trust or any other person. A default or event of default under any of our senior or subordinated debt would not constitute a default or event of default under the trust agreement. In the event, however, of payment defaults under, or acceleration of, our senior or subordinated debt, the subordination provisions of the indenture provide that no payments may be made in respect of the subordinated debentures until the obligations have been paid in full or any payment default has been cured or waived. Failure to make required payments on the subordinated debentures would constitute an event of default under the trust agreement.

Limited Purpose of the Trust

         The preferred securities evidence preferred undivided beneficial interests in the assets of the trust. The trust exists for the exclusive purposes of issuing the trust securities, investing the proceeds thereof in subordinated debentures and engaging in only those other activities necessary, advisable or incidental thereto. A principal difference between the rights of a holder of a preferred security and the rights of a holder of a subordinated debenture is that a holder of a subordinated debenture is entitled to receive from us the principal amount of and interest accrued on subordinated debentures held, while a holder of preferred securities is entitled to receive distributions from the trust (or from us under the guarantee) if and to the extent the trust has funds available for the payment of the distributions.

Rights Upon Termination

         Upon any voluntary or involuntary termination, winding-up or liquidation of the trust involving the liquidation of the subordinated debentures, the holders of the preferred securities will be entitled to receive, out of assets held by the trust, the liquidation distribution in cash. See "Description of the Preferred Securities -- Liquidation Distribution Upon Termination."

         Upon our voluntary or involuntary liquidation or bankruptcy, the property trustee, as holder of the subordinated debentures, would be a subordinated creditor of ours. Therefore, the property trustee would be subordinated in right of payment to all of our senior and subordinated debt, but is entitled to receive payment in full of principal and interest before any of our stockholders receive payments or distributions. Since we are the guarantor under the guarantee and have agreed to pay for all costs, expenses and liabilities of the trust other than the obligations of the trust to pay to holders of the preferred securities the amounts due to the holders pursuant to the terms of the preferred securities, the positions of a holder of the preferred securities and a holder of the subordinated debentures relative to our other creditors and to our stockholders in the event of liquidation or bankruptcy are expected to be substantially the same.

                         FEDERAL INCOME TAX CONSEQUENCES

General

         The following discussion is the opinion of Jackson Walker L.L.P., Dallas, Texas, as First Banks' counsel ("Tax Counsel"), concerning the material United States federal income tax consequences of the purchase, ownership and disposition of preferred securities. The opinion of Tax Counsel is based on the representations, facts and assumptions set forth in this prospectus, on certain factual certifications of First Banks' management and the administrative trustees of First Preferred Capital Trust III, and on certain assumptions and qualifications set forth in its opinion.

         The following discussion is general and may not apply to your particular circumstances for any of the following, or other, reasons:

         o This discussion is based on United States federal income tax laws, including the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder and administrative and judicial interpretations of these authorities, in effect as of the date of this prospectus. Changes to any of these laws, possibly on a retroactive basis, after this date may affect the tax consequences described below.

         o This discussion addresses only preferred securities acquired at original issuance at the original offering price and held as capital assets, within the meaning of United States federal income tax law. It does not discuss all of the tax consequences that may be relevant to purchasers of preferred securities who are subject to special rules, such as banks, savings institutions and certain other financial institutions, real estate investment trusts, regulated investment companies, insurance companies, brokers and dealers in securities or currencies, certain securities traders, tax-exempt investors, individual retirement accounts, certain tax-deferred accounts and foreign investors. This discussion also does not address tax consequences that may be relevant to a purchaser in light of the purchaser's particular circumstances, such as a purchaser holding a trust preferred security as a position in a straddle, hedge, conversion or other integrated investment.

         o     This discussion does not address:

                  (a) The income tax consequences to stockholders in, or partners or beneficiaries of, a purchaser of preferred securities;

                  (b) the United States alternative minimum tax consequences or other collateral tax consequences of purchasing, owning and disposing of preferred securities; or

                  (c) any state, local or foreign tax consequences of purchasing, owning and disposing of preferred securities.

         The authorities on which this discussion is based are subject to various interpretations, and the opinions of Tax Counsel are not binding on the Internal Revenue Service (the "IRS") or the courts, either of which could take a contrary position. Moreover, no rulings have been or will be sought from the IRS with respect to the transactions described herein. Accordingly, no assurance can be given to prospective investors that the IRS will not challenge the opinions expressed herein or that a court would not sustain such a challenge.

We advise you to consult your own tax advisors regarding the tax consequences of purchasing, owning and disposing of the preferred securities based on your particular circumstances and the relevant taxing jurisdiction.

United States Holders

         In General. For purposes of the following discussion, a United States Holder (a "Holder") means:

         o     a citizen or individual resident of the United States;

         o a corporation or partnership created or organized in or under the laws of the United States or any political subdivision;

         o an estate the income of which is includible in its gross income for United States federal income tax purposes without regard to its source; or

         o a trust if a court within the United States is able to exercise primary supervision over its administration and at least one United States person has the authority to control all substantial decisions of the trust.

         Characterization of First Preferred Capital Trust III. Tax Counsel is of the opinion that First Preferred Capital Trust III will be characterized for United States federal income tax purposes as a grantor trust. Accordingly, for United States federal income tax purposes, a Holder of a trust preferred security will be considered the beneficial owner of an undivided interest in the subordinated debentures owned by First Preferred Capital Trust III, and will be required to include on its United States federal income tax return all income or gain recognized for United States federal income tax purposes with respect to its share of the subordinated debentures in accordance with its method of accounting. As discussed below, if the subordinated debentures were determined to be subject to the original issue discount ("OID") rules, a Holder would instead be required to include in gross income any OID accrued on a daily basis with respect to its allocable share of the subordinated debentures whether or not cash was actually distributed to the Holder.

         Characterization of the Subordinated Debentures. Tax Counsel is of the opinion that the subordinated debentures are debt of First Banks for United States federal income tax purposes. By acceptance of a beneficial interest in a trust preferred security, a Holder agrees to treat the subordinated debentures as First Banks' debt and the preferred securities as evidence of a beneficial ownership interest in the subordinated debentures. The remainder of this discussion assumes that the subordinated debentures will be classified as debt for United States federal income tax purposes.

         Interest Income and Original Issue Discount. Under the terms of the subordinated debentures, we have the ability to defer payments of interest from time to time by extending the interest payment period for a period not exceeding 20 consecutive quarterly periods, but not beyond the stated maturity of the subordinated debentures. Treasury regulations provide that debt instruments like the subordinated debentures, assuming they will be issued at face value, will not be considered issued with OID, even if their issuer can defer payments of interest, if the likelihood of any deferral is "remote."

         Based on our factual representations to Tax Counsel, Tax Counsel is of the opinion, and this discussion assumes, that, as of the date of this prospectus, the likelihood of us deferring payments of interest is "remote" within the meaning of the applicable Treasury regulations. This conclusion is based in part on the fact that exercising that option would (1) prevent us from declaring dividends on our common stock and from making any payments with respect to debt securities that rank equally with or junior to the subordinated debentures, and (2) adversely effect our subsequent cost of and ability to raise capital. Therefore, Tax Counsel is of the opinion, and we believe and will take the position, that the subordinated debentures will not be treated as issued with OID by reason of the deferral option alone. Rather, Holders will be taxed on stated interest on the subordinated debentures when it is paid or accrued in accordance with each Holder's method of accounting for United States federal income tax purposes. This issue has not been interpreted by any court decisions or addressed in any published rulings or interpretations issued by the IRS, and it is possible that the IRS could take a position contrary to the conclusions herein.

         If we exercise our option to defer payments of interest, the subordinated debentures would be treated as redeemed and reissued for OID purposes. The sum of the remaining interest payments, and any de minimis OID, on the subordinated debentures would thereafter be treated as OID. The OID would accrue, and be includible in a Holder's taxable income, on a daily economic accrual basis, regardless of a Holder's method of accounting for income tax purposes, over the remaining term of the subordinated debentures, including any period of interest deferral, without regard to the timing of payments under the subordinated debentures. The amount of OID that would accrue in any period would approximately equal the amount of interest that accrued on the subordinated debentures in that period at the stated interest rate. Consequently, during any period of interest deferral, a Holder will include OID in gross income in advance of the receipt of cash, and if a Holder disposes of a trust preferred security prior to the record date for payment of distributions on the subordinated debentures following that deferral period, a Holder will be subject to income tax on OID accrued through the date of disposition and not previously included in income, but will not receive cash from First Preferred Capital Trust III with respect to the OID.

         The Treasury regulations referred to above have not been interpreted by any court decisions or addressed in any ruling or other pronouncements of the IRS, and it is possible that the IRS could take a position contrary to the conclusions herein. If the possibility that we would exercise our option to defer payments of interest is determined not to be remote, the subordinated debentures would be treated as initially issued with OID in an amount equal to the aggregate stated interest, plus any de minimis OID, over the term of the subordinated debentures. A Holder would include that OID in its taxable income, over the term of the subordinated debentures, on a daily economic accrual basis.

         Characterization of Income. Because for United States federal income tax purposes the income underlying the preferred securities will, in the opinion of Tax Counsel, be characterized as interest, and not as dividends, a corporate Holder of preferred securities will not be entitled to a dividends-received deduction for any income it recognizes with respect to the preferred securities.

         Receipt of Subordinated Debentures or Cash Upon Liquidation of First Preferred Capital Trust III. Under the circumstances described above under "Description of the Preferred Securities," First Preferred Capital Trust III may distribute a pro-rata share of the subordinated debentures to Holders in exchange for their preferred securities and in liquidation of First Preferred Capital Trust III. Except as discussed below, that type of a distribution would not be a taxable event for United States federal income tax purposes, and consequently a Holder would have an aggregate adjusted basis in the subordinated debentures received equal to the Holder's aggregate adjusted basis in the Holder's preferred securities. A Holder's adjusted tax basis in the preferred securities generally will be its initial purchase price, increased by OID, if any, previously includible in a Holder's gross income to the date of disposition and decreased by payments, if any, received on the preferred securities in respect of OID to the date of disposition. A Holder would have a holding period in the subordinated debentures received in the liquidation that includes the period during which the Holder held the preferred securities. After a distribution of subordinated debentures to Holders, a Holder would recognize interest income in respect of the subordinated debentures received in the manner described above under "-- Interest Income and Original Issue Discount."

         Under circumstances described above under "Description of the Preferred Securities -- Redemption," First Banks may redeem subordinated debentures for cash, the proceeds of which would be distributed to Holders in redemption of their preferred securities. The redemption, to the extent that it constitutes a complete redemption, would be taxable for United States federal income tax purposes, and a Holder would recognize gain or loss as if it had sold the preferred securities for cash. Such gain or loss would amount to the difference between the cash received upon redemption and the Holder's adjusted tax basis in the preferred securities. See "-- Sales of Preferred Securities" below.

         Sales of Preferred Securities. Upon the sale or other taxable disposition, including a redemption for cash, of the preferred securities, a Holder will recognize gain or loss in an amount equal to the difference between its adjusted tax basis in the preferred securities, as defined above, and the amount realized in the sale, except to the extent of any amount received in respect of accrued but unpaid interest or OID not previously included in income. The gain or loss generally will be a capital gain or loss, and will be a long-term capital gain or loss if the Holder has held the preferred securities for more than one year prior to the date of disposition.

         The preferred securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest, or OID, with respect to the underlying subordinated debentures. A Holder who disposes of its preferred securities between record dates for payments of distributions thereon will be required to include in its taxable income for United States federal income tax purposes (1) any portion of the amount realized that is attributable to the accrued but unpaid interest to the extent not previously included in income or
(2) any amount of OID, in either case, that has accrued on its pro rata share of the underlying subordinated debentures during the taxable year of sale through the date of disposition. Any income inclusion will increase a Holder's adjusted tax basis in the preferred securities of which it disposes. To the extent that the amount realized in the sale is less than a Holder's adjusted tax basis, a Holder will recognize a capital loss. Subject to certain limited exceptions applicable to non-corporate taxpayers, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

Effect of Possible Changes in Tax Laws

         In a case filed in the U.S. Tax Court, Enron Corp. v. Commissioner, Tax Court Docket No. 6149-98, the IRS challenged the deductibility for federal income tax purposes of interest paid on securities which are similar, but not identical, to the subordinated debentures. The parties filed a stipulation of settled issues, a portion of which stipulated that there shall be no adjustment for the interest deducted by the taxpayer with respect to the securities. It is nevertheless possible that the IRS could still challenge the deductibility of interest paid on the subordinated debentures, which, if such challenge were litigated resulting in the IRS's position being sustained, would trigger a Tax Event and possibly a redemption of the subordinated debentures.

         In addition, Congress and previous administrations have considered certain proposed tax law changes in the past which, if enacted, could have adversely affected the ability of First Banks to deduct interest paid on the subordinated debentures. These proposals were not enacted. Nevertheless, there can be no assurance that legislation enacted after the date of this prospectus will not adversely affect the ability of First Banks to deduct the interest payable on the subordinated debentures or cause First Preferred Capital Trust III to become subject to tax. Such legislation, as well as changes in law of similar import that result from future administrative pronouncements or judicial decisions, may cause a Tax Event. The occurrence of a Tax Event would give us the right to redeem the subordinated debentures. See "Description of the Subordinated Debentures -- Redemption" and "Description of Preferred Securities -- Redemption or Exchange."

         See " -- Sales of Preferred Securities" above for the United States federal income tax consequences of a redemption to a Holder.

Non-United States Holders

         The following discussion applies to you if you are not a "Holder" as described above.

         Payments of interest, including OID, to a non-United States Holder on a trust preferred security will generally not be subject to withholding of income tax, provided that:

         o the non-United States Holder did not, directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

         o the non-United States Holder is not a controlled foreign corporation that is related to us through stock ownership;

         o the interest does not constitute contingent interest as described in Section 871 (h) (4) of the Code;

         o the non-United States Holder is not a bank receiving interest described in Section 881 (c) (3) (A) of the Code; and

         o either (1) the non-United States Holder certifies to First Preferred Capital Trust III or its agent, under penalties of perjury, that the non-U. S. Holder is not a United States person and provides its name and permanent residential address, (2) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution"), and holds the trust preferred security in that capacity, certifies to First Preferred Capital Trust III or its agent, under penalties of perjury and in accordance with applicable Treasury regulations, that it requires and has received the required statement from the non-United States Holder or another Financial Institution between it and the Holder in the chain of ownership, and furnishes First Preferred Capital Trust III or its agent with a copy, (3) a foreign financial institution or foreign clearing organization (other than a U.S. branch or U.S. office of the institution or organization), a foreign branch or office of a U.S. financial institution or a U.S. clearing organization, or any other person the IRS accepts who enters into a withholding agreement with the IRS (each a "Foreign Intermediary") certifies to First Preferred Capital Trust III or its agent, under penalties of perjury and in accordance with applicable Treasury regulations, that (i) it is a qualified intermediary that is not acting for its own account, (ii) it has provided, or will provide, a withholding statement, as required, and (iii) if applicable, it has assumed primary withholding responsibility and/or primary Form 1099 reporting and backup withholding responsibility, or (4) a Foreign Intermediary that is not a qualified intermediary certifies to First Preferred Capital
               Trust III or its agent, under penalties of perjury and in accordance with applicable Treasury regulations, that (i) it is not a qualified intermediary and is not acting for its own account, (ii) it has provided, or will provide, a withholding statement, as required, and (iii) it has provided copies of the required statement from the non-United States Holder or another Financial Institution between it and the Holder in the chain of ownership.

         Special rules apply to U.S. branches of foreign banks and insurance companies, foreign partnerships and certain foreign trusts.

         As discussed above, it is possible that changes in the law affecting the income tax consequences of the subordinated debentures could adversely affect our ability to deduct interest payable on the subordinated debentures. These changes could also cause the subordinated debentures to be classified as equity rather than debt for United States federal income tax purposes. This might cause the income derived from the subordinated debentures to be characterized as dividends, generally subject to a 30% withholding tax (or lower rate under an applicable income tax treaty) when paid to you if you are not a United States Holder, rather than as interest which, as discussed above, generally is exempt from withholding tax in the hands of a foreign corporation or nonresident alien who is not a United States Holder.

         If a non-United States Holder holds the preferred securities in connection with the active conduct of a United States trade or business, the non-United States Holder will be subject to income tax on all income and gains recognized with respect to its proportionate share of the subordinated debentures.

Information Reporting and Backup Withholding

         In general, information reporting requirements will apply to payments made on, or, if applicable, accrued on, and proceeds from the sale of, the preferred securities held by a noncorporate Holder within the United States. In addition, payments made on, and payments of the proceeds from the sale of, the preferred securities to or through the United States office of a broker are subject to information reporting unless the Holder certifies as to its non-United States Holder status or otherwise establish as an exemption from information reporting and backup withholding. Taxable income on the preferred securities for a calendar year is required to be reported to United States Holders on the appropriate forms by the following January 31st.

         Payments made on, and proceeds from the sale of, the preferred securities may be subject to a "backup" withholding tax of (currently 30.5%) unless a Holder complies with various identification or exemption requirements. Any amounts so withheld will be allowed as a credit against a Holder's income tax liability, or refunded, provided the required information is timely provided to the IRS.

         In addition, a non-United States Holder will generally not be subject to withholding of income tax on any gain realized upon the sale or other disposition of a trust preferred security.

         The preceding discussion is only a summary and does not address the consequences to particular persons of the purchase, ownership and disposition of the preferred securities. Potential purchasers of the preferred securities are urged to contact their own tax advisors to determine their particular tax consequences.

                              ERISA CONSIDERATIONS

         Employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974, or Section 4975 of the Internal Revenue Code, generally may purchase preferred securities, subject to the investing fiduciary's determination that the investment in preferred securities satisfies ERISA's fiduciary standards and other requirements applicable to investments by the plan.

         In any case, we or any of our affiliates may be considered a "party in interest" (within the meaning of ERISA) or a "disqualified person" (within the meaning of Section 4975 of the Internal Revenue Code) with respect to certain plans. These plans generally include plans maintained or sponsored by, or contributed to by, any such persons with respect to which we or any of our affiliates are a fiduciary or plans for which we or any of our affiliates provide services. The acquisition and ownership of preferred securities by a plan (or by an individual retirement arrangement or other plans described in Section 4975(e)(1) of the Internal Revenue Code) with respect to which we or any of our affiliates are considered a party in interest or a disqualified person may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code, unless the preferred securities are acquired pursuant to and in accordance with an applicable exemption.

         As a result, plans with respect to which we or any of our affiliates or any affiliate of the plan are a party in interest or a disqualified person should not acquire preferred securities unless the preferred securities are acquired pursuant to and in accordance with an applicable exemption. Any other plans or other entities whose assets include plan assets subject to ERISA or
Section 4975 of the Internal Revenue Code proposing to acquire preferred securities should consult with their own counsel.

                                  UNDERWRITING

         Subject to the terms and conditions of the underwriting agreement among First Banks, the trust and the underwriters named below, for whom Stifel, Nicolaus & Company, Incorporated, Dain Rauscher Incorporated and Fahnestock & Co. Inc. are acting as representatives (the "Representatives"), the underwriters have severally agreed to purchase from the trust, and the trust has agreed to sell to them, an aggregate of 1,600,000 preferred securities in the amounts set forth below opposite their respective names.

                                                                      Number of
                                                                      Preferred
                           Underwriters                               Securities
                           ------------                               ----------

         Stifel, Nicolaus & Company, Incorporated............
         Dain Rauscher Incorporated..........................
         Fahnestock & Co. Inc................................

                                                                      ---------
             Total...........................................         1,600,000
                                                                      =========

         Under the terms and conditions of the underwriting agreement, the underwriters ar committed to accept and pay for all of the preferred securities, if any are taken. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or, in certain cases, the underwriting agreement may be terminated. In the underwriting agreement, the obligations of the underwriters are subject to approval of certain legal matters by their counsel, including the authorization and the validity of the preferred securities, and to other conditions contained in the underwriting agreement, such as receipt by the underwriters of officers' certificates and legal opinions.

         The underwriters propose to offer the preferred securities directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain securities dealers (who may include the underwriters) at this price, less a concession not in excess of $____ per preferred security. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $____ per preferred security to certain brokers and dealers. After the preferred securities are released for sale to the public, the offering price and other selling terms may from time to time be changed by the underwriters.

         The trust has granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to 240,000 additional preferred securities at the same price per preferred security to be paid by the underwriters for the other preferred securities being offered. If the underwriters purchase any of the additional preferred securities under this option, each underwriter will be committed to purchase the additional shares in approximately the same proportion allocated to them in the table above. The underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the preferred securities being offered.

         If the underwriters exercise their option to purchase additional preferred securities, the trust will issue and sell to us additional common securities and we will issue and sell subordinated debentures to the trust in an aggregate principal amount equal to the total aggregate liquidation amount of the additional preferred securities being purchased under the option and the additional common securities sold to First Banks.

         The table below shows the price and proceeds on a per preferred security and aggregate basis. The proceeds to be received by the trust as shown in the table below do not reflect estimated expenses of $275,000 payable by First Banks.

                                                                   Per Preferred
                                                                     Security                 Total
                                                                   -------------            -----------
         Public Offering Price..........................                 $25.00             $40,000,000
         Proceeds to First Preferred Capital Trust III..                 $25.00             $40,000,000

         First Banks has agreed to pay the underwriters $ per preferred security, or a total of $ as compensation for arranging the investment in the subordinated debentures. Should the underwriters exercise the over-allotment option, an aggregate of $ will be paid to the underwriters for arranging the investment in the subordinated debentures.

         The offering of the preferred securities is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject any order for the purchase of the preferred securities.

         First Banks and the trust have agreed to indemnify the several underwriters against several liabilities, including liabilities under the Securities Act of 1933.

         We have applied to have the preferred securities designated for inclusion in the Nasdaq National Market. The Representatives have advised the trust that they presently intend to make a market in the preferred securities after the commencement of trading on Nasdaq, but no assurances can be made as to the liquidity of the preferred securities or that an active and liquid market will develop or, if developed, that the market will continue. The offering price and distribution rate have been determined by negotiations among representatives of First Banks and the underwriters, and the offering price of the preferred securities may not be indicative of the market price following the offering. The Representatives will have no obligation to make a market in the preferred securities, however, and may cease market-making activities, if commenced, at any time.

         In connection with the offering, the underwriters may engage in transactions that are intended to stabilize, maintain or otherwise affect the price of the preferred securities during and after the offering, such as the following:

         o the underwriters may over-allot or otherwise create a short position in the preferred securities for their own account by selling more preferred securities than have been sold to them;

         o the underwriters may elect to cover any short position by purchasing preferred securities in the open market or by exercising the over-allotment option;

         o the underwriters may stabilize or maintain the price of the preferred securities by bidding;

         o the underwriters may engage in passive market making transactions; and

         o the underwriters may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if preferred securities previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise.

         The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the preferred securities to the extent that it discourages resales. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected in the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

         Because the National Association of Securities Dealers, Inc. may view the preferred securities as interests in a direct participation program, the offer and sale of the preferred securities is being made in compliance with the provisions of Rule 2810 under the NASD Conduct Rules.

         Some of the underwriters have previously performed other investment banking services for First Banks and its subsidiaries. Additionally, Stifel Nicolaus & Company is providing financial advisory services to the board of directors of Union Financial Group, Ltd., in connection with First Banks' acquisition of Union Financial Group, Ltd. and will receive customary fees for its services.

                                  LEGAL MATTERS

         Legal matters, including matters relating to federal income tax considerations, for First Banks and the trust will be passed upon by Jackson Walker L.L.P., Dallas, Texas, counsel to First Banks and the trust. Certain legal matters will be passed upon for the underwriters by Bryan Cave LLP, St. Louis, Missouri. Jackson Walker L.L.P. and Bryan Cave LLP will rely on the opinion of Richards, Layton & Finger, Wilmington, Delaware, as to matters of Delaware law.

                         WHERE YOU CAN FIND INFORMATION

         This prospectus is a part of a Registration Statement on Form S-2 filed by us and the trust with the SEC under the Securities Act, with respect to the preferred securities, the subordinated debentures and the guarantee. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement, including the exhibits to the registration statement and documents incorporated by reference. Statements contained in this prospectus concerning the provisions of such documents are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

         We file periodic reports and other information with the SEC. Our filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also inspect and copy these materials at the public reference facilities of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

         The trust is not currently subject to the information reporting requirements of the Securities Exchange Act of 1934 and although the trust will become subject to such requirements upon the effectiveness of the registration statement, it is not expected that the trust will be required to file separate reports under the Securities Exchange Act.

         Each holder of the trust securities will receive a copy of our annual report at the same time as we furnish the annual report to the holders of our common stock.

                                     EXPERTS

         The consolidated financial statements of First Banks, Inc. as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                       DOCUMENTS INCORPORATED BY REFERENCE

         We "incorporate by reference" into this prospectus the information in documents we file with the SEC, which means that we can disclose important information to you through those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference and some information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below:

        (a) our Annual Report on Form 10-K for the year ended December 31, 2000, filed with the SEC on March 28, 2001;

        (b) our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed with the SEC on May 14, 2001;

        (c) our Current Report on Form 8-K filed with the SEC on July 27, 2001; and

        (d) our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, filed with the SEC on August 15, 2001.

         We also incorporate by reference any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and before the time that all of the securities offered in this prospectus are sold.

         You may request, and we will provide, a copy of these filings at no cost by contacting Allen H. Blake, our President, Chief Operating Officer, Chief Financial Officer and Secretary, at the following address and phone number:

         First Banks, Inc.
         600 James S. McDonnell Blvd.
         Hazelwood, Missouri 63042
         (314) 592-5000

                                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



       First Banks, Inc. and Subsidiaries Consolidated Financial Statements

       Independent Auditors' Report................................................................    F-1

       Consolidated Balance Sheets as of June 30, 2001 (unaudited)
          and December 31, 2000 and 1999...........................................................    F-2

       Consolidated Statements of Income for the six months ended
          June 30, 2001 and 2000 (unaudited) and for the years ended
          December 31, 2000, 1999 and 1998.........................................................    F-4

       Consolidated Statements of Changes in Stockholders' Equity
          and Comprehensive Income for the six months ended
          June 30, 2001 (unaudited) and for the years ended
          December 31, 2000, 1999 and 1998.........................................................    F-6

       Consolidated Statements of Cash Flows for the six months
          ended June 30, 2001 and 2000 (unaudited) and for the
          years ended December 31, 2000, 1999 and 1998.............................................    F-8


                          INDEPENDENT AUDITORS' REPORT



The Board of Directors and Stockholders
First Banks, Inc.:

We have audited the accompanying consolidated balance sheets of First Banks, Inc. and subsidiaries (the Company) as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of First Banks, Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.



                                                /S/KPMG LLP
                                                -----------

                           CONSOLIDATED BALANCE SHEETS

             (dollars expressed in thousands, except per share data)



                                                                              June 30,          December 31,
                                                                                             -----------------
                                                                                2001         2000         1999
                                                                                ----         ----         ----
                                                                             (unaudited)

                                     ASSETS
                                     ------


Cash and cash equivalents:
     Cash and due from banks..............................................  $  130,964      167,474      126,720
     Interest-bearing deposits with other financial institutions
       with maturities of three months or less............................       3,196        4,005        1,674
     Federal funds sold...................................................     133,100       26,800       42,500
                                                                            ----------    ---------    ---------
          Total cash and cash equivalents.................................     267,260      198,279      170,894
                                                                            ----------    ---------    ---------

Investment securities:
     Available for sale, at fair value....................................     362,515      539,386      430,093
     Held to maturity, at amortized cost (fair value of $23,165 at June 30, 2001, $24,507 and $21,476 at December 31, 2000
         and 1999, respectively)..........................................      22,495       24,148       21,554
                                                                            ----------    ---------    ---------
          Total investment securities.....................................     385,010      563,534      451,647
                                                                            ----------    ---------    ---------

Loans:
     Commercial, financial and agricultural...............................   1,559,990    1,496,284    1,086,919
     Real estate construction and development.............................     813,574      809,682      795,081
     Real estate mortgage.................................................   2,187,572    2,202,857    1,851,569
     Consumer and installment.............................................     119,160      181,602      233,374
     Loans held for sale..................................................     189,788       69,105       37,412
                                                                            ----------    ---------    ---------
          Total loans.....................................................   4,870,084    4,759,530    4,004,355
     Unearned discount....................................................      (8,141)      (7,265)      (8,031)
     Allowance for loan losses............................................     (77,141)     (81,592)     (68,611)
                                                                            ----------    ---------    ---------
          Net loans.......................................................   4,784,802    4,670,673    3,927,713
                                                                            ----------    ---------    ---------

Derivative instruments....................................................      27,417        3,759           39
Bank premises and equipment, net of accumulated
     depreciation and amortization........................................     125,820      114,771       75,647
Intangibles associated with the purchase of subsidiaries..................      83,574       85,021       46,085
Mortgage servicing rights, net of amortization............................       8,629        7,048        8,665
Accrued interest receivable...............................................      42,277       45,226       33,491
Deferred income taxes.....................................................      71,878       75,699       51,972
Other assets..............................................................     107,536      112,681      101,594
                                                                            ----------    ---------    ---------
          Total assets....................................................  $5,904,203    5,876,691    4,867,747
                                                                            ==========    =========    =========

The  accompanying  notes  are an  integral  part of the  consolidated  financial statements.

             (dollars expressed in thousands, except per share data)


                                                                              June 30,         December 31,
                                                                                             ------------------
                                                                                2001         2000          1999
                                                                                ----         ----          ----
                                                                             (unaudited)

                                   LIABILITIES
                                   -----------
Deposits:
     Demand:
       Non-interest-bearing...............................................  $  734,398      808,251      606,064
       Interest-bearing...................................................     490,019      448,146      415,113
     Savings..............................................................   1,491,761    1,447,898    1,198,314
     Time:
       Time deposits of $100 or more......................................     520,107      499,956      339,214
       Other time deposits................................................   1,757,834    1,808,164    1,693,109
                                                                            ----------    ---------    ---------
          Total deposits..................................................   4,994,119    5,012,415    4,251,814
Short-term borrowings.....................................................     201,177      140,569       73,554
Note payable..............................................................      34,500       83,000       64,000
Accrued interest payable..................................................      27,170       23,227       11,607
Deferred income taxes.....................................................      26,618       12,774        6,582
Accrued expenses and other liabilities....................................      26,316       54,944       25,616
Minority interest in subsidiary...........................................      15,018       14,067       12,058
                                                                            ----------    ---------    ---------
          Total liabilities...............................................   5,324,918    5,340,996    4,445,231
                                                                            ----------    ---------    ---------

Guaranteed preferred beneficial interests in:
     First Banks, Inc. subordinated debentures............................     138,570      138,569       83,394
     First Banks America, Inc. subordinated debentures....................      44,311       44,280       44,217
                                                                            ----------    ---------    ---------
          Total guaranteed preferred beneficial interests in
              subordinated debentures.....................................     182,881      182,849      127,611
                                                                            ----------    ---------    ---------

                              STOCKHOLDERS' EQUITY
                              --------------------

Preferred stock:
     $1.00 par value, 5,000,000 shares authorized, no shares issued
       and outstanding at June 30, 2001, December 31, 2000 and 1999.......          --           --           --
     Class A convertible, adjustable rate, $20.00 par value, 750,000
       shares authorized, 641,082 shares issued and outstanding...........      12,822       12,822       12,822
     Class B adjustable rate, $1.50 par value, 200,000 shares authorized,
       160,505 shares issued and outstanding..............................         241          241          241
Common stock, $250.00 par value, 25,000 shares authorized,
     23,661 shares issued and outstanding.................................       5,915        5,915        5,915
Capital surplus...........................................................       2,610        2,267        3,318
Retained earnings.........................................................     345,503      325,580      270,259
Accumulated other comprehensive income....................................      29,313        6,021        2,350
                                                                            ----------    ---------    ---------
          Total stockholders' equity......................................     396,404      352,846      294,905
                                                                            ----------    ---------    ---------
          Total liabilities and stockholders' equity......................  $5,904,203    5,876,691    4,867,747
                                                                            ==========    =========    =========

                              CONSOLIDATED STATEMENTS OF INCOME
             (dollars expressed in thousands, except per share data)

                                                           Six Months Ended June 30,    Years Ended December 31,
                                                           -------------------------    ------------------------
                                                              2001          2000       2000       1999      1998
                                                              ----          ----       ----       ----      ----
                                                           (unaudited)   (unaudited)
Interest income:
     Interest and fees on loans...........................    $ 212,917    185,826    390,332    323,207   284,177
     Investment securities:
       Taxable............................................       14,355     13,537     27,331     26,206    39,898
       Nontaxable.........................................          466        482        961        937       985
     Federal funds sold and other.........................        1,655      2,033      4,202      2,732     2,800
                                                              ---------    -------    -------    -------   -------
          Total interest income...........................      229,393    201,878    422,826    353,082   327,860
                                                              ---------    -------    -------    -------   -------
Interest expense:
     Deposits:
       Interest-bearing demand............................        3,480      2,885      5,909      5,098     5,135
       Savings............................................       27,525     24,070     51,656      44,10   142,591
       Time deposits of $100 or more......................       15,329      5,855     20,654     11,854    12,024
       Other time deposits................................       53,143     50,222     99,603     84,639    92,305
     Interest rate exchange agreements, net...............           --         --         --      5,397     3,810
     Short-term borrowings................................        3,662      2,515      5,881      3,983     2,903
     Note payable.........................................        1,773      2,511      3,976      3,629     3,411
                                                              ---------    -------    -------    -------   -------
          Total interest expense..........................      104,912     88,058    187,679    158,701   162,179
                                                              ---------    -------    -------    -------   -------
          Net interest income.............................      124,481    113,820    235,147    194,381   165,681
Provision for loan losses.................................        7,110      7,202     14,127     13,073     9,000
                                                              ---------    -------    -------    -------   -------
          Net interest income after provision
             for loan losses..............................      117,371    106,618    221,020    181,308   156,681
                                                              ---------    -------    -------    -------   -------
Noninterest income:
     Service charges on deposit accounts and
       customer service fees..............................       10,537      9,464     19,794     17,676    14,876
     Gain on mortgage loans sold and held for sale........        7,332      3,268      7,806      6,909     5,563
     Credit card fees.....................................          221         91        236        409     2,999
     Gain on sale of credit card portfolio,
       net of expenses....................................        2,275         --         --         --        --
     Loan servicing fees, net.............................          153        231        486        657     1,017
     Net gain on sales of available-for-sale securities...         (113)       379        168        791     1,466
     Net (loss) gain on trading securities................           --          -         --       (303)      607
     Gain on sales of branches, net of expenses...........           --      1,355      1,355      4,406        --
     Gain on derivative instruments, net..................        5,486         --         --         --        --
     Other................................................       10,007      6,247     12,933     11,105     9,969
                                                              ---------    -------    -------    -------   -------
          Total noninterest income........................       35,898     21,035     42,778     41,650    36,497
                                                              ---------    -------    -------    -------   -------
Noninterest expense:
     Salaries and employee benefits.......................       45,797     35,237     73,391     61,524    55,907
     Occupancy, net of rental income......................        8,216      6,655     14,675     12,518    11,037
     Furniture and equipment..............................        5,617      5,673     11,702      8,520     8,122
     Postage, printing and supplies.......................        2,258      2,183      4,431      4,244     5,230
     Data processing fees.................................       12,951     10,663     22,359     18,567    13,917
     Legal, examination and professional fees.............        3,424      2,003      4,523      9,109     5,326
     Amortization of intangibles associated with the
       purchase of subsidiaries...........................        3,712      2,373      5,297      4,401     3,184
     Communications.......................................        1,513      1,233      2,625      2,488     2,874
     Advertising and business development.................        3,182      1,661      4,331      3,734     4,668
     Guaranteed preferred debentures......................        8,978      6,012     13,173     12,050     9,842
     Other................................................       20,368      6,017     14,656     13,652    18,597
                                                              ---------    -------    -------    -------   -------
          Total noninterest expense.......................      116,016     79,710    171,163    150,807   138,704
                                                              ---------    -------    -------    -------   -------
          Income before provision for income taxes,
             minority interest in income of subsidiary
             and cumulative effect of change in
             accounting principle.........................       37,253     47,943     92,635     72,151    54,474
Provision for income taxes................................       14,581     17,741     34,482     26,313    19,693
                                                              ---------    -------    -------    -------   -------
          Income before minority interest in income of
             subsidiary and cumulative effect of change
             in accounting principle......................       22,672     30,202     58,153     45,838    34,781
Minority interest in income of subsidiary.................        1,045        943      2,046      1,660     1,271
                                                              ---------    -------    -------    -------   -------
          Income before cumulative effect of change in
             accounting principle.........................       21,627     29,259     56,107     44,178    33,510
Cumulative effect of change in accounting principle,
     net of tax...........................................       (1,376)        --         --         --        --
                                                              ---------    -------    -------    -------   -------
          Net income......................................       20,251     29,259     56,107     44,178    33,510
Preferred stock dividends.................................          328        328        786        786       786
                                                              ---------    -------    -------    -------   -------
          Net income available to common stockholders.....    $  19,923     28,931     55,321     43,392    32,724
                                                              =========    =======    =======    =======   =======


                                                           Six Months Ended June 30,     Years Ended December 31,
                                                           -------------------------     ------------------------
                                                              2001          2000        2000       1999      1998
                                                              ----          ----        ----       ----      ----
                                                           (unaudited)   (unaudited)

Earnings per common share:
     Basic:
       Income before cumulative effect of change in
          accounting principle............................    $   900.21  1,222.71   2,338.04   1,833.91  1,383.04
       Cumulative effect of change in accounting
          principle, net of tax...........................        (58.16)       --         --         --       --
                                                              ----------  --------   --------   --------  --------
       Basic..............................................    $   842.05  1,221.71   2,338.04   1,833.91  1,383.04
                                                              ==========  ========   ========   ========  ========
     Diluted:
       Income before cumulative effect of change in
          accounting principle............................    $   882.65  1,182.47   2,267.41   1,775.47  1,337.09
       Cumulative effect of change in accounting
          principle, net of tax...........................        (58.16)       --         --         --        --
                                                              ----------  --------   --------   --------  --------
       Diluted............................................    $   824.49  1,182.47   2,267.41   1,775.47  1,337.09
                                                              ==========  ========   ========   ========  ========

Weighted average shares of common stock outstanding.......        23,661    23,661     23,661     23,661    23,661
                                                              ==========  ========   ========   ========  ========

The  accompanying  notes  are an  integral  part of the  consolidated  financial statements.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                            AND COMPREHENSIVE INCOME

     Six Months Ended June 30, 2001 and Three Years Ended December 31, 2000
             (dollars expressed in thousands, except per share data)


                                                                                                            Accu-
                                                     Adjustable Rate                                       mulated
                                                     Preferred Stock                                        Other    Total
                                                   ------------------
                                                   Class A                              Compre-           Compre-   Stock-
                                                   Conver-             Common   Capital hensive  Retained hensive   holders'
                                                    tible     Class B   Stock   Surplus  Income  Earnings  Income   Equity
                                                    -----     -------   -----   -------  ---------------- -------  -------

Consolidated balances, January 1, 1998...........  $12,822     241     5,915     3,978            199,143   9,438   231,537
Year ended December 31, 1998:
    Comprehensive income:
      Net income.................................       --      --        --        --   33,510    33,510      --    33,510
      Other comprehensive income, net of tax
        Unrealized gains on securities, net of
        reclassification adjustment (1)..........       --      --        --        --    2,300        --   2,300     2,300
                                                                                         ------
      Comprehensive income.......................                                        35,810
                                                                                         ======
    Class A preferred stock dividends,
        $1.20 per share..........................       --      --        --        --               (769)     --      (769)
    Class B preferred stock dividends,
        $0.11 per share..........................       --      --        --        --                (17)     --       (17)
    Effect of capital stock transactions of
       majority-owned subsidiary.................       --      --        --    (3,198)                --      --    (3,198)
                                                   -------     ---     -----    ------            -------  ------   -------
Consolidated balances, December 31, 1998.........   12,822     241     5,915       780            231,867  11,738   263,363
Year ended December 31, 1999:
    Comprehensive income:
      Net income.................................       --      --        --        --   44,178    44,178      --    44,178
      Other comprehensive income, net of tax
        Unrealized losses on securities, net of
        reclassification adjustment (1)..........       --      --        --        --   (9,388)       --  (9,388)   (9,388)
                                                                                         ------
      Comprehensive income.......................                                        34,790
                                                                                         ======
    Class A preferred stock dividends,
        $1.20 per share..........................       --      --        --        --               (769)     --      (769)
    Class B preferred stock dividends,
        $0.11 per share..........................       --      --        --        --                (17)     --       (17)
    Effect of capital stock transactions of
       majority-owned subsidiary.................       --      --        --    (3,273)                --      --    (3,273)
    Reclassification of retained earnings........       --      --        --     5,000             (5,000)     --        --
    Reduction of deferred tax asset
        valuation allowance......................       --      --        --       811                 --      --       811
                                                   -------     ---     -----    ------            -------   -----   -------
Consolidated balances, December 31,1999..........   12,822     241     5,915     3,318            270,259   2,350   294,905
Year ended December 31, 2000:
    Comprehensive income:
      Net income.................................       --      --        --        --   56,107    56,107      --    56,107
      Other comprehensive income, net of tax
        Unrealized gains on securities, net of
        reclassification adjustment (1)..........       --      --        --        --    3,671        --   3,671     3,671
                                                                                         ------
      Comprehensive income.......................                                        59,778
                                                                                         ======
    Class A preferred stock dividends,
        $1.20 per share..........................       --      --        --        --               (769)     --      (769)
    Class B preferred stock dividends,
        $0.11 per share..........................       --      --        --        --                (17)     --       (17)
    Effect of capital stock transactions of
       majority-owned subsidiary.................       --      --        --    (1,051)                --      --    (1,051)
                                                   -------     ---     -----    ------            -------  ------   -------
Consolidated balances, December 31, 2000.........   12,822     241     5,915     2,267            325,580   6,021   352,846
Six months ended June 30, 2001 (unaudited):
    Comprehensive income:
      Net income.................................       --      --        --        --   20,251    20,251      --    20,251
      Other comprehensive income, net of tax:
        Unrealized gains on securities, net of
          reclassification adjustment (1)........       --      --        --        --    9,529        --   9,529     9,529
        Derivative instruments:
          Cumulative effect of change in
             accounting principle, net...........       --      --        --        --    9,069        --   9,069     9,069
          Current period transactions............       --      --        --        --    7,621        --   7,621     7,621
          Reclassification to earnings...........       --      --        --        --   (2,927)       --  (2,927)   (2,927)
                                                                                         ------
      Comprehensive income.......................                                        43,543
                                                                                         ======

    Class A preferred stock dividends,
        $0.50 per share..........................       --      --        --        --               (321)     --      (321)
    Class B preferred stock dividends,
        $0.04 per share..........................       --      --        --        --                 (7)     --        (7)
    Effect of capital stock transactions of
       majority-owned subsidiary.................       --      --        --       343                 --      --       343
                                                   -------     ---     -----    ------            -------  ------   -------
Consolidated balances, June 30, 2001 (unaudited).  $12,822     241     5,915     2,610            345,503  29,313   396,404
                                                   =======     ===     =====    ======            =======  ======   =======



_________________________
(1)  Disclosure of reclassification adjustment:

                                                                          Six Months Ended
                                                                              June 30,            Years Ended December 31,
                                                                          ---------------        -------------------------
                                                                          2001      2000         2000       1999      1998
                                                                          ----      ----         ----       ----      ----

     Unrealized gains (losses) on investment securities
        arising during the period......................................   $9,456   (1,221)       3,780     (8,874)    3,253
     Less reclassification adjustment for gains (losses)
        included in net income.........................................      (73)     246          109        514       953
                                                                          ------   ------        -----     ------     -----
     Unrealized gains (losses) on investment securities................   $9,529   (1,467)       3,671     (9,388)    2,300
                                                                          ======   ======        =====     ======     =====

The  accompanying  notes  are an  integral  part of the  consolidated  financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                        (dollars expressed in thousands)

                                                                   Six Months Ended June 30,     Years Ended December 31,
                                                                   -------------------------   ---------------------------
                                                                     2001          2000        2000        1999       1998
                                                                     ----          ----        ----        ----       ----
                                                                  (unaudited)   (unaudited)

Cash flows from operating activities:
     Net income.................................................  $  20,251      29,259      56,107      44,178     33,510
     Adjustments to reconcile net income to net cash
       (used in) provided by operating activities:
          Cumulative effect of change in accounting principle,
             net of tax.........................................      1,376          --          --          --         --
          Depreciation and amortization of bank premises
             and equipment......................................      5,734       4,578       9,536       7,609      5,293
          Amortization, net of accretion........................      4,090       3,801       8,370      12,632     10,494
          Originations and purchases of loans held for sale.....   (757,526)   (238,508)   (532,178)   (452,941)  (628,544)
          Proceeds from sales of loans held for sale............    587,612     185,316     413,247     507,077    520,994
          Provision for loan losses.............................      7,110       7,202      14,127      13,073      9,000
          Provision for income taxes............................     14,581      17,741      34,482      26,313     19,693
          Payments of income taxes..............................    (21,288)     (5,382)    (10,525)    (23,904)   (16,091)
          Decrease (increase) in accrued interest receivable....      2,949      (3,295)     (7,338)     (3,164)       256
          Net decrease (increase) in trading securities.........         --          --          --       3,425       (315)
          Interest accrued on liabilities.......................    104,912      88,058     187,679     158,701    162,368
          Payments of interest on liabilities...................   (100,969)    (87,088)   (177,764)   (154,056)  (167,090)
          Gain on sales of branch facilities....................          -      (1,355)     (1,355)     (4,406)        --
          Gain on sale of credit card portfolio,
             net of expenses....................................     (2,275)         --          --          --         --
          Net loss (gain) on sales of available-for-sale
             investment securities..............................        113        (379)         --          --         --
          Other operating activities, net.......................    (21,392)    (12,080)    (11,952)     (2,795)    (9,122)
          Minority interest in income of subsidiary.............      1,045         943       2,046       1,660      1,271
                                                                  ---------    --------    --------    --------   --------
               Net cash (used in) provided
                  by operating activities.......................   (153,677)    (11,189)    (15,518)    133,402    (58,283)
                                                                  ---------    --------    --------    --------   --------
Cash flows from investing activities:
     Cash (paid) received for acquired entities, net of
       cash and cash equivalents received (paid)................         --      (2,709)    (86,106)    (15,961)    29,339
     Proceeds from sales of investment securities...............     71,023       8,148      46,279      63,938    136,042
     Maturities of investment securities available for sale.....    194,642     191,276     347,642     350,940    395,961
     Maturities of investment securities held to maturity.......      1,887         679       1,169       2,708      2,314
     Purchases of investment securities available for sale......    (57,421)   (149,971)   (289,875)   (288,023)  (167,082)
     Purchases of investment securities held to maturity........       (240)       (489)     (3,806)     (2,627)    (4,910)
     Net decrease (increase) in loans...........................     27,258    (254,431)   (339,575)   (268,238)  (443,741)
     Recoveries of loans previously charged-off.................      3,775       6,180       9,842       9,281      8,444
     Purchases of bank premises and equipment...................    (20,403)    (10,039)    (30,856)    (17,099)   (14,851)
     Other investing activities.................................      6,494       2,183       5,052         (10)   (13,919)
                                                                  ---------    --------    --------    --------   --------
               Net cash provided by (used in)
                  investing activities..........................    227,015    (209,173)   (340,234)   (165,091)   (72,403)
                                                                  ---------    --------    --------    --------   --------
Cash flows from financing activities:
     Increase (decrease) in demand and savings deposits.........     11,883      55,340     155,058     (72,895)   258,757
     (Decrease) increase in time deposits.......................    (27,926)     81,595     129,008     144,499   (171,207)
     Increase (decrease) in Federal Home Loan Bank advances.....     50,000          --          --     (50,000)    48,485
     Increase (decrease) in federal funds purchased.............         --      36,100     (27,100)         --         --
     Increase in securities sold under agreements to repurchase.     10,608      41,158      52,015       2,223     18,692
     Advances drawn on note payable.............................      5,000      10,000     137,000      32,000     41,000
     Repayments of note payable.................................    (53,500)    (15,500)   (118,000)    (18,048)   (62,097)
     Proceeds from issuance of guaranteed
       preferred subordinated debentures........................         --          --      55,050          --     44,124
     Sales of branch deposits...................................         --         892         892     (49,172)        --
     Payment of preferred stock dividends.......................       (328)       (328)       (786)       (786)      (786)
     Other financing activities, net............................        (94)         --          --          --         --
                                                                  ---------    --------    --------    --------   --------
               Net cash (used in) provided
                  by financing activities.......................     (4,357)    209,257     383,137     (12,179)   176,968
                                                                  ---------    --------    --------    --------   --------
               Net increase (decrease) in cash
                  and cash equivalents..........................     68,981     (11,105)     27,385     (43,868)    46,282
Cash and cash equivalents, beginning of period..................    198,279     170,894     170,894     214,762    168,480
                                                                  ---------    --------    --------    --------   --------
Cash and cash equivalents, end of period........................  $ 267,260     159,789     198,279     170,894    214,762
                                                                  =========    ========    ========    ========   ========

Noncash investing and financing activities:
     Reduction of deferred tax asset valuation reserve..........  $     565       1,267       1,267          --         --
     Loans transferred to other real estate.....................      1,312       1,081       1,761       4,039      3,067
     Loans exchanged for and transferred to available-for-sale
       investment securities....................................         --          --      37,634          --     65,361
     Loans held for sale exchanged for and transferred
       to available-for-sale investment securities..............     15,139       7,186      19,805       3,985     23,898
     Loans held for sale transferred to loans...................     28,351      46,153      72,847      32,982         --
                                                                  =========   =========    ========    ========   ========

The  accompanying  notes  are an  integral  part of the  consolidated  financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The following is a summary of the more significant accounting policies followed by First Banks, Inc. and subsidiaries (First Banks or the Company):

         Basis of Presentation. The accompanying consolidated financial statements of First Banks have been prepared in accordance with accounting principles generally accepted in the United States of America and conform to predominant practices within the banking industry. Management of First Banks has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

         Principles of Consolidation. The consolidated financial statements include the accounts of the parent company and its subsidiaries, net of minority interest, as more fully described below. All significant intercompany accounts and transactions have been eliminated. Certain reclassifications of 1999 and 1998 amounts have been made to conform with the 2000 presentation.
         First Banks operates through its subsidiary bank holding companies and subsidiary financial institutions (collectively referred to as the Subsidiary Banks) as follows:

         First Bank, headquartered in St. Louis County, Missouri (First Bank); First Capital Group, Inc., headquartered in Albuquerque, New Mexico
           (FCG);
         First Banks America, Inc., headquartered in St. Louis County,  Missouri
           (FBA) and its wholly owned subsidiaries:
              First Bank & Trust, headquartered  in  San  Francisco,  California
                (FB&T); and
              The   San   Francisco   Company,  headquartered  in San Francisco,
                California (SFC), and its wholly owned subsidiary:
                      Bank of San Francisco, headquartered in San Francisco, California.

         The Subsidiary Banks are wholly owned by their respective parent companies except FBA, which was 83.37% owned by First Banks at December 31, 1999. On October 31, 2000, FBA issued 6,530,769 shares of its common stock to First Banks in conjunction with FBA's acquisition of First Bank & Trust, a wholly owned subsidiary of First Banks. This transaction increased First Banks' ownership interest in FBA to approximately 92.82%. First Banks owned 92.86% of FBA at December 31, 2000.

         Cash and Cash Equivalents. Cash, due from banks, federal funds sold, and interest-bearing deposits with original maturities of three months or less are considered to be cash and cash equivalents for purposes of the consolidated statements of cash flows.
         The Subsidiary Banks are required to maintain certain daily reserve balances on hand in accordance with regulatory requirements. These reserve balances maintained in accordance with such requirements were $22.3 million and $10.8 million at December 31, 2000 and 1999, respectively.

         Investment Securities. The classification of investment securities available for sale or held to maturity is determined at the date of purchase. First Banks no longer engages in the trading of investment securities.
         Investment securities designated as available for sale, which include any security that First Banks has no immediate plan to sell but which may be sold in the future under different circumstances, are stated at fair value. Realized gains and losses are included in noninterest income upon commitment to sell, based on the amortized cost of the individual security sold. Unrealized gains and losses are recorded, net of related income tax effects, in accumulated other comprehensive income. All previous fair value adjustments included in the separate component of accumulated other comprehensive income are reversed upon sale.
         Investment securities designated as held to maturity, which include any security that First Banks has the positive intent and ability to hold to maturity, are stated at cost, net of amortization of premiums and accretion of discounts computed on the level-yield method taking into consideration the level of current and anticipated prepayments.

         Loans Held for Portfolio. Loans held for portfolio are carried at cost, adjusted for amortization of premiums and accretion of discounts using the interest method. Interest and fees on loans are recognized as income using the interest method. Loan origination fees are deferred and accreted over the estimated life of the loans using the interest method. Loans held for portfolio are stated at cost as First Banks has the ability and it is management's intention to hold them to maturity.
         The accrual of interest on loans is discontinued when it appears that interest or principal may not be paid in a timely manner in the normal course of business. Generally, payments received on nonaccrual and impaired loans are recorded as principal reductions. Interest income is recognized after all principal has been repaid or an improvement in the condition of the loan has occurred which would warrant resumption of interest accruals.
         A loan is considered impaired when it is probable that First Banks will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the loan agreement. When measuring impairment, the expected future cash flows of an impaired loan are discounted at the loan's effective interest rate. Alternatively, impairment is measured by reference to an observable market price, if one exists, or the fair value of the collateral for a collateral-dependent loan. Regardless of the historical measurement method used, First Banks measures impairment based on the fair value of the collateral when foreclosure is probable. Additionally, impairment of a restructured loan is measured by discounting the total expected future cash flows at the loan's effective rate of interest as stated in the original loan agreement. First Banks uses its existing nonaccrual methods for recognizing interest income on impaired loans.

         Loans Held for Sale. Loans held for sale are carried at the lower of cost or market value, which is determined on an individual loan basis. Gains or losses on the sale of loans held for sale are determined on a specific identification method.

         Loan Servicing Income. Loan servicing income represents fees earned for servicing real estate mortgage loans owned by investors, net of federal agency guarantee fees, interest shortfall and amortization of mortgage servicing rights. Such fees are generally calculated on the outstanding principal balance of the loans serviced and are recorded as income when earned.

         Allowance for Loan Losses. The allowance for loan losses is maintained at a level considered adequate to provide for probable losses. The provision for loan losses is based on a periodic analysis of the loans held for portfolio and held for sale, considering, among other factors, current economic conditions, loan portfolio composition, past loan loss experience, independent appraisals, loan collateral, payment experience and selected key financial ratios. As adjustments become necessary, they are reflected in the results of operations in the periods in which they become known.

         Bank Premises and Equipment. Bank premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements is calculated using the straight-line method over the shorter of the useful life of the improvement or term of the lease. Bank premises and improvements are depreciated over five to 40 years and equipment over three to seven years.

         Intangibles Associated With the Purchase of Subsidiaries. Intangibles associated with the purchase of subsidiaries consist of excess of cost over net assets acquired. The excess of cost over net assets acquired of purchased subsidiaries is amortized using the straight-line method over the estimated periods to be benefited, which range from approximately 10 to 15 years. First Banks reviews intangible assets for impairment whenever events or changes in circumstances indicate the carrying value of an underlying asset may not be recoverable. First Banks measures recoverability based upon the future cash flows expected to result from the use of the underlying asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying value of the underlying asset, First Banks recognizes an impairment loss. The impairment loss recognized represents the amount by which the carrying value of the underlying asset exceeds the fair value of the underlying asset. As such adjustments become necessary, they are reflected in the results of operations in the periods in which they become known.

         Mortgage Servicing Rights. Mortgage servicing rights are amortized in proportion to the related estimated net servicing income on a disaggregated, discounted basis over the estimated lives of the related mortgages considering the level of current and anticipated repayments, which range from five to 12 years.

         Other Real Estate. Other real estate, consisting of real estate acquired through foreclosure or deed in lieu of foreclosure, is stated at the lower of cost or fair value less applicable selling costs. The excess of cost over fair value of the property at the date of acquisition is charged to the allowance for loan losses. Subsequent reductions in carrying value, to reflect current fair value or costs incurred in maintaining the properties, are charged to expense as incurred.

         Income Taxes. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in the tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income tax expense.
         First Banks, Inc. and its eligible subsidiaries file a consolidated federal income tax return and unitary or consolidated state income tax returns in all applicable states.

         Financial Instruments. A financial instrument is defined as cash, evidence of an ownership interest in an entity, or a contract that conveys or imposes on an entity the contractual right or obligation to either receive or deliver cash or another financial instrument.

         Financial Instruments With Off-Balance-Sheet Risk. First Banks utilizes financial instruments to reduce the interest rate risk arising from its financial assets and liabilities. These instruments involve, in varying degrees, elements of interest rate risk and credit risk in excess of the amount recognized in the consolidated balance sheets. "Interest rate risk" is defined as the possibility that interest rates may move unfavorably from the perspective of First Banks. The risk that a counterparty to an agreement entered into by First Banks may default is defined as "credit risk."
         First Banks is party to commitments to extend credit and commercial and standby letters of credit in the normal course of business to meet the financing needs of its customers. These commitments involve, in varying degrees, elements of interest rate risk and credit risk in excess of the amount recognized in the consolidated balance sheets.

         Interest Rate Swap, Floor and Cap Agreements. Interest rate swap, floor and cap agreements are accounted for on an accrual basis with the net interest differential being recognized as an adjustment to interest income or interest expense of the related asset or liability. Premiums and fees paid upon the purchase of interest rate swap, floor and cap agreements are amortized over the life of the agreements using the interest method. In the event of early termination of these derivative financial instruments, the net proceeds received or paid are deferred and amortized over the shorter of the remaining contract life of the derivative financial instrument or the maturity of the related asset or liability. If, however, the amount of the underlying hedged asset or liability is repaid, then the gains or losses on the agreements are recognized immediately in the consolidated statements of income. The unamortized premiums, fees paid and deferred losses on early terminations are included in other assets in the accompanying consolidated balance sheets.

         Forward Contracts to Sell Mortgage-Backed Securities. Gains and losses on forward contracts to sell mortgage-backed securities, which qualify as hedges, are deferred. The net unamortized balance of such deferred gains and losses is applied to the carrying value of the loans held for sale as part of the lower of cost or market valuation.

         Earnings Per Common Share. Basic earnings per shares (EPS) are computed by dividing the income available to common stockholders (the numerator) by the weighted average number of common shares outstanding (the denominator) during the year. The computation of dilutive EPS is similar except the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential shares had been issued. In addition, in computing the dilutive effect of convertible securities, the numerator is adjusted to add back: (a) any convertible preferred dividends and (b) the after-tax amount of interest recognized in the period associated with any convertible debt.

(2)      ACQUISITIONS AND DIVESTITURES

         During the three years ended December 31, 2000, First Banks completed 10 acquisitions as follows:

                                                                              Total        Purchase
           Entity                                       Date                 assets          price        Intangibles
           ------                                       ----                 ------          -----        -----------
                                                                               (dollars expressed in thousands)
   2000
   ----

     The San Francisco Company
     San Francisco, California                    December 31, 2000      $  183,800         62,200          16,300

     Millennium Bank
     San Francisco, California                    December 29, 2000         117,000         20,700           8,700

     Commercial Bank of San Francisco
     San Francisco, California                    October 31, 2000          155,600         26,400           9,300

     Bank of Ventura
     Ventura, California                           August 31, 2000           63,800         14,200           7,200

     First Capital Group, Inc.
     Albuquerque, New Mexico                      February 29, 2000          64,600         66,100           1,500

     Lippo Bank
     San Francisco, California                    February 29, 2000          85,300         17,200           4,800
                                                                         ----------       --------        --------
                                                                         $  670,100        206,800          47,800
                                                                         ==========       ========        ========
   1999
   ----

     Century Bank
     Beverly Hills, California                     August 31, 1999       $  156,000         31,500           4,500

     Redwood Bancorp
     San Francisco, California                      March 4, 1999           183,900         26,000           9,500
                                                                         ----------       --------        --------
                                                                         $  339,900         57,500          14,000
                                                                         ==========       ========        ========
   1998
   ----

     Republic Bank
     Torrance, California                        September 15, 1998      $  124,100         19,300          10,200

     Pacific Bay Bank
     San Pablo, California                        February 2, 1998           38,300          4,200           1,500
                                                                         ----------       --------        --------
                                                                         $  162,400         23,500          11,700
                                                                         ==========       ========        ========

         In addition to the acquisitions included in the table above, during the three years ended December 31, 2000, First Banks also completed two branch office purchases.
         On September 17, 1999, FB&T completed its assumption of the deposits and certain liabilities and the purchase of selected assets of the Malibu, California branch office of Brentwood Bank of California. The transaction resulted in the acquisition of approximately $6.3 million in loans, $17.3 million of deposits and one branch office. The excess of the cost over the fair value of the net assets acquired was $325,000 and is being amortized over 15 years.
         On March 19, 1998, First Banks completed its assumption of the deposits and purchase of selected assets of the Solvang, California banking location of Bank of America. The transaction resulted in the acquisition of approximately $15.5 million in deposits and one office. The excess of the cost over the fair value of the net assets acquired was $1.8 million and is being amortized over 15 years.
         In April 2000, First Bank completed its divestiture of one branch office in central Illinois. In March and April 1999, First Bank completed its divestiture of seven branches in the northern and central Illinois market areas. For the years ended December 31, 2000 and 1999, these branch divestitures resulted in a reduction of the deposit base of approximately $8.8 million and $54.8 million, resulting in pre-tax gains of $1.4 million and $4.4 million, respectively.

         The aforementioned acquisition transactions were accounted for using the purchase method of accounting and, accordingly, the consolidated financial statements include the financial position and results of operations for the periods subsequent to the respective acquisition dates, and the assets acquired and liabilities assumed were recorded at fair value at the acquisition dates. These acquisitions were funded from available cash reserves, proceeds from sales and maturities of available-for-sale investment securities, borrowings under First Banks' $120.0 million revolving credit agreement and the proceeds from the issuance of trust preferred securities. Due to the immaterial effect on previously reported financial information, pro forma disclosures have not been prepared for the aforementioned transactions.

(3)      INVESTMENTS IN DEBT AND EQUITY SECURITIES

         Securities   Available  for  Sale.  The  amortized  cost,   contractual
maturity, gross unrealized gains and losses and fair value of investment securities available for sale at December 31, 2000 and 1999 were as follows:

                                                        Maturity                    Total
                                                        --------
                                                                          After     Amor-        Gross             Weighted
                                        1 Year        1-5       5-10       10       tized     Unrealized     Fair   Average
                                                                                             -------------
                                        or Less      Years      Years     Years     Cost     Gains   Losses  Value   Yield
                                        -------      -----      -----     -----     ----     -----   ------  -----   -----
                                                                     (dollars expressed in thousands)

 December 31, 2000:
    Carrying value:
       U.S. Treasury.................. $ 89,229        801         --         --   90,030      30      (37)  90,023  5.85%
       U.S. Government agencies
          and corporations:
              Mortgage-backed.........    1,078     29,625     12,472    159,143  202,318     826     (160) 202,984  7.02
              Other...................   22,059    151,242     10,131     20,256  203,688   2,028   (1,521) 204,195  6.70
       Corporate debt securities......      912      1,961         --        500    3,373      --      (20)   3,353  7.65
       Equity investments in other
          financial institutions......   11,299         --         --         --   11,299   8,121     (369)  19,051  7.98
       Federal Home Loan Bank and
          Federal Reserve Bank stock
          (no stated maturity)........   19,780         --         --         --   19,780      --       --   19,780  6.69
                                       --------    -------     ------    -------  -------  ------   ------  -------
                   Total.............. $144,357    183,629     22,603    179,899  530,488  11,005   (2,107) 539,386  6.60
                                       ========    =======     ======    =======  =======  ======   ======  =======  ====

    Fair value:
       Debt securities................ $113,277    184,942     22,798    179,538
       Equity securities..............   38,831         --         --         --
                                       --------    -------     ------    -------
                   Total.............. $152,108    184,942     22,798    179,538
                                       ========    =======     ======    =======

    Weighted average yield............     6.19%      6.73%      6.89%      7.09%
                                       ========    =======     ======    =======

 December 31, 1999:
    Carrying value:
       U.S. Treasury.................. $ 21,036     29,240         --         --   50,276      58      (45)  50,289  6.10%
       U.S. Government agencies
          and corporations:
              Mortgage-backed.........   12,489      2,274     20,946     98,935  134,644      20   (1,540) 133,124  6.64
              Other...................  144,185     26,073     13,170     24,256  207,684       4   (3,607) 204,081  6.02
       Foreign debt securities........    2,995         --         --         --    2,995     286       --    3,281  9.42
       Equity investments in other
          financial institutions......    9,605         --         --         --    9,605   8,492     (434)  17,663  8.53
       Federal Home Loan Bank and
          Federal Reserve Bank stock
          (no stated maturity)........   21,655         --         --         --   21,655      --       --   21,655  6.07
                                       --------    -------     ------    -------  -------  ------   ------  -------
                   Total.............. $211,965     57,587     34,116    123,191  426,859   8,860   (5,626) 430,093  6.26
                                       ========    =======     ======    =======  =======  ======   ======  =======  ====

    Fair value:
       Debt securities................ $177,426     57,448     32,998    119,621
       Equity securities..............   42,600         --         --         --
                                       --------    -------     ------    -------
                   Total.............. $220,026     57,448     32,998    119,621
                                       ========    =======     ======    =======

    Weighted average yield............     6.00%      6.44%      6.26%      6.79%
                                       ========    =======     ======    =======

         Securities Held to Maturity. The amortized cost, contractual maturity, gross unrealized gains and losses and fair value of investment securities held to maturity at December 31, 2000 and 1999 were as follows:

                                                      Maturity
                                                      --------
                                        ------------------------------------       Total
                                                                       After       Amor-        Gross            Weighted
                                        1 Year      1-5      5-10       10         tized     Unrealized    Fair   Average
                                                                                          --------------
                                        or Less    Years     Years     Years       Cost    Gains  Losses   Value   Yield
                                        -------    -----     -----     -----       ----    -----  ------   -----   -----
                                                                  (dollars expressed in thousands)

 December 31, 2000:
    Carrying value:
       U.S. Government agencies
          and corporations:
              Mortgage-backed.........  $   --         --        --     5,130      5,130       3     (63)   5,070    6.72%
       State and political
           subdivisions...............     950     11,692     5,896       270     18,808     419      --   19,227    5.03
       Other..........................     210         --        --        --        210      --      --      210    6.90
                                        ------      -----      ----      ----      -----     ---    ----    -----
                   Total..............  $1,160     11,692     5,896     5,400     24,148     422     (63)  24,507    5.33
                                        ======     ======     =====     =====     ======     ===    ====   ======    ====

    Fair value:
       Debt securities................  $1,167     11,854     6,124     5,362
                                        ======     ======     =====     =====

    Weighted average yield............    4.64%      4.98%     5.16%     6.74%
                                        ======     ======     =====     =====

 December 31, 1999:
    Carrying value:
       U.S. Government agencies
          and corporations:
              Mortgage-backed.........  $   --         --        --     2,355      2,355      --    (155)   2,200    6.28%
       State and political
           subdivisions...............     506     11,196     5,322     1,965     18,989     275    (198)  19,066    5.05
       Other..........................      --        210        --        --        210      --      --      210    6.92
                                         -----     ------     -----     -----     ------    ----    ----   ------
                   Total..............  $  506     11,406     5,322     4,320     21,554     275    (353)  21,476    5.22
                                        ======     ======     =====     =====     ======     ===    ====   ======    ====

    Fair value:
       Debt securities................  $  512     11,505     5,125     4,334
                                        ======     ======     =====     =====

    Weighted average yield............    5.09%     4.97%      4.55%    6.62%
                                        =======   =======     =====     =====

         Proceeds from sales of available-for-sale investment securities were $28.0 million, $63.9 million and $136.0 million for the years ended December 31, 2000, 1999 and 1998, respectively. Gross gains of $565,000, $791,000 and $1.5 million were realized on these sales during the years ended December 31, 2000, 1999 and 1998, respectively. Gross losses of $396,000 were realized on these sales during the year ended December 31, 2000. There were no losses realized on these sales in 1999 and 1998.
         Proceeds from calls of investment securities were $111,000 and $20,000 for the years ended December 31, 2000 and 1999, respectively. Gross gains of $300 were realized on these called securities during the year ended December 31, 2000. There were no gross gains on called securities in 1999. Gross losses of $1,800 and $1,200 were realized on these called securities during the years ended December 31, 2000 and 1999, respectively.
         Proceeds from sales of trading investment securities were $2.9 million and $311 million for the years ended December 31, 1999 and 1998, respectively. There were no gross gains realized on these sales for the year ended December 31, 1999. Gross gains of $879,000 were realized on these sales for the year ended December 31, 1998. Gross losses of $303,000 and $234,000 were realized on these sales for the years ended December 31, 1999 and 1998, respectively.

         Certain of the Subsidiary Banks maintain investments in the Federal Home Loan Bank (FHLB) and/or the Federal Reserve Bank (FRB). These investments are recorded at cost, which represents redemption value. The investment in FHLB stock is maintained at a minimum amount equal to the greater of 1% of the aggregate outstanding balance of the applicable Subsidiary Bank's loans secured by residential real estate, or 5% of advances from the FHLB to each Subsidiary Bank. First Bank, FB&T, and BSF are members of the FHLB system. The investment in FRB stock is maintained at a minimum of 6% of the applicable Subsidiary Bank's capital stock and capital surplus. First Bank and FB&T are members of the FRB system.
         Investment securities with a carrying value of approximately $180.5 million and $222.3 million at December 31, 2000 and 1999, respectively, were pledged in connection with deposits of public and trust funds, securities sold under agreements to repurchase and for other purposes as required by law.

(4)      LOANS AND ALLOWANCE FOR LOAN LOSSES

         Changes in the allowance for loan losses for the years ended December 31 were as follows:

                                                                                    2000        1999        1998
                                                                                    ----        ----        ----
                                                                                  (dollars expressed in thousands)

               Balance, beginning of year.....................................   $ 68,611      60,970       50,509
               Acquired allowances for loan losses............................      6,062       3,008        3,200
                                                                                 --------    --------    ---------
                                                                                   74,673      63,978       53,709
                                                                                 --------    --------    ---------
               Loans charged-off..............................................    (17,050)    (17,721)     (10,183)
               Recoveries of loans previously charged-off.....................      9,842       9,281        8,444
                                                                                 --------    --------    ---------
               Net loans charged-off..........................................     (7,208)     (8,440)      (1,739)
                                                                                 --------    --------    ---------
               Provision charged to operations................................     14,127      13,073        9,000
                                                                                 --------    --------    ---------
               Balance, end of year...........................................   $ 81,592      68,611       60,970
                                                                                 ========    ========    =========

         At December 31, 2000 and 1999, First Banks had $50.2 million and $36.7 million, respectively, of loans on nonaccrual status. Interest on nonaccrual loans, which would have been recorded under the original terms of the loans, was $5.8 million, $5.8 million and $4.5 million for the years ended December 31, 2000, 1999 and 1998, respectively. Of these amounts, $1.9 million, $2.7 million and $1.9 million were actually recorded as interest income on such loans in 2000, 1999 and 1998, respectively.
         At December 31, 2000 and 1999, First Banks had $53.2 million and $39.7 million of impaired loans, including $50.2 million and $36.7 million of loans on nonaccrual status, respectively. At December 31, 2000 and 1999, impaired loans also include $3.0 million of restructured loans. The allowance for loan losses includes an allocation for each impaired loan. The aggregate allocation of the allowance for loan losses related to impaired loans was approximately $10.3 million and $8.2 million at December 31, 2000 and 1999, respectively. The average recorded investment in impaired loans was $45.1 million, $46.0 million and $35.2 million for the years ended December 31, 2000, 1999 and 1998, respectively. The amount of interest income recognized using a cash basis method of accounting during the time these loans were impaired was $2.2 million, $2.8 million and $2.3 million in 2000, 1999 and 1998, respectively.

         First Banks' primary market areas are the states of Missouri, Illinois, Texas and California. At December 31, 2000 and 1999, approximately 91% and 90% of the total loan portfolio and 83% and 88% of the commercial and financial loan portfolio, respectively, were to borrowers within these regions.
         Real estate lending constituted the only significant concentration of credit risk. Real estate loans comprised approximately 65% and 67% of the loan portfolio at December 31, 2000 and 1999, of which 26% and 28%, respectively, were consumer related in the form of residential real estate mortgages and home equity lines of credit.
         First Banks is, in general, a secured lender. At December 31, 2000 and 1999, 96% and 97%, respectively, of the loan portfolio was secured. Collateral is required in accordance with the normal credit evaluation process based upon the creditworthiness of the customer and the credit risk associated with the particular transaction.

(5)      MORTGAGE BANKING ACTIVITIES

         At December 31, 2000 and 1999, First Banks serviced loans for others amounting to $957.2 million and $957.1 million, respectively. Borrowers' escrow balances held by First Banks on such loans were $653,000 and $1.0 million at December 31, 2000 and 1999, respectively.
         Changes in mortgage servicing rights, net of amortization, for the years ended December 31 were as follows:

                                                                                           2000         1999
                                                                                           ----         ----
                                                                                   (dollars expressed in thousands)

              Balance, beginning of year...........................................     $  8,665       9,825
              Originated mortgage servicing rights.................................        1,455       1,670
              Amortization.........................................................       (3,072)     (2,830)
                                                                                        --------    --------
              Balance, end of year.................................................     $  7,048       8,665
                                                                                        ========    ========

(6)      BANK PREMISES AND EQUIPMENT

         Bank premises and equipment were comprised of the following at December 31:

                                                                                           2000        1999
                                                                                           ----        ----
                                                                                  (dollars expressed in thousands)

              Land................................................................       18,266        17,582
              Buildings and improvements...........................................      66,474        52,491
              Furniture, fixtures and equipment....................................      66,460        55,344
              Leasehold improvements...............................................      23,794        11,635
              Construction in progress.............................................      15,655         2,896
                                                                                      ---------     ---------
                  Total............................................................     190,649       139,948
              Less accumulated depreciation and amortization.......................      75,878        64,301
                                                                                      ---------     ---------
                  Bank premises and equipment, net.................................   $ 114,771        75,647
                                                                                      =========     =========

         Depreciation and amortization expense for the years ended December 31, 2000, 1999 and 1998 totaled $9.5 million, $7.6 million and $5.3 million, respectively.
         First Banks leases land, office properties and some items of equipment under operating leases. Certain of the leases contain renewal options and escalation clauses. Total rent expense was $10.7 million, $7.4 million and $5.3 million for the years ended December 31, 2000, 1999 and 1998, respectively. Future minimum lease payments under noncancellable operating leases extend through 2084 as follows:

                                                                                 (dollars expressed in thousands)

              Year ending December 31:
                      2001...............................................................    $  7,420
                      2002...............................................................       6,101
                      2003...............................................................       5,321
                      2004...............................................................       3,941
                      2005...............................................................       3,198
                      Thereafter.........................................................      21,578
                                                                                             --------
                           Total future minimum lease payments...........................    $ 47,559
                                                                                             ========

         First Banks leases to unrelated parties a portion of its banking facilities. Total rental income was $2.6 million, $2.6 million and $2.5 million for the years ended December 31, 2000, 1999 and 1998, respectively.

(7)      SHORT-TERM BORROWINGS

         Short-term borrowings were comprised of the following at December 31:

                                                                                           2000        1999
                                                                                           ----        ----
                                                                                  (dollars expressed in thousands)

              Securities sold under agreements to repurchase.......................    $ 125,025      73,010
              FHLB borrowings......................................................       15,544         544
                                                                                       ---------    --------
                  Short-term borrowings............................................    $ 140,569      73,554
                                                                                       =========    ========

         The average balance of short-term borrowings was $106.1 million and $87.4 million, respectively, and the maximum month-end balance of short-term borrowings was $158.4 million and $176.4 million, respectively, for the years ended December 31, 2000 and 1999. The average rates paid on short-term borrowings during the years ended December 31, 2000, 1999 and 1998 were 5.54%, 4.83% and 4.84%, respectively. The assets underlying the short-term borrowings are under First Banks' control.

(8)      NOTE PAYABLE

         First Banks has a $120.0 million revolving line of credit with a group of unaffiliated banks (Credit Agreement). The Credit Agreement, dated August 24, 2000, replaced a similar revolving credit agreement dated August 25, 1999. Interest under the Credit Agreement is payable on a monthly basis at the lead bank's corporate base rate or, at the option of First Banks, is payable at the Eurodollar Rate plus a margin based upon the outstanding loans and First Banks' profitability. The interest rate for borrowings under the Credit Agreement was 7.65% at December 31, 2000, and was based on the applicable Eurodollar Rate plus a margin of 1.00%. Amounts may be borrowed under the Credit Agreement until August 23, 2001, at which time the principal and accrued interest is due and payable.
         Loans under the Credit Agreement are secured by all of the stock of the Subsidiary Banks, which is owned by First Banks. Under the Credit Agreement, there were outstanding borrowings of $83.0 million at December 31, 2000. There were outstanding borrowings of $64.0 million under the previous credit agreement at December 31, 1999.
         The Credit Agreement requires maintenance of certain minimum capital ratios for each of the Subsidiary Banks. In addition, it prohibits the payment of dividends on First Banks' common stock. At December 31, 2000 and 1999, First Banks and the Subsidiary Banks were in compliance with all restrictions and requirements of the respective credit agreements.
         The average balance and maximum month-end balance outstanding of advances under the Credit Agreement during the years ended December 31 were as follows:

                                                                                        2000          1999
                                                                                        ----          ----
                                                                                 (dollars expressed in thousands)

         Average balance...........................................................  $ 51,897       56,376
         Maximum month-end balance.................................................    83,000       75,000
                                                                                     ========       ======

      The average rates paid on the outstanding advances during the years ended December 31, 2000, 1999 and 1998 were 7.66%, 6.44% and 6.85%, respectively.

(9)      GUARANTEED PREFERRED BENEFICIAL INTERESTS IN SUBORDINATED DEBENTURES

         In February 1997, First Preferred Capital Trust (First Preferred I), a newly formed Delaware business trust subsidiary of First Banks, issued 3.45 million shares of 9.25% cumulative trust preferred securities at $25 per share in an underwritten public offering, and issued 106,702 shares of common securities to First Banks at $25 per share. First Banks owns all of First Preferred I's common securities. The gross proceeds of the offering were used by First Preferred I to purchase $88.9 million of 9.25% subordinated debentures from First Banks, maturing on March 31, 2027. The maturity date may be shortened to a date not earlier than March 31, 2002 or extended to a date not later than March 31, 2046 if certain conditions are met. The subordinated debentures are the sole asset of First Preferred I. In connection with the issuance of the preferred securities, First Banks made certain guarantees and commitments that, in the aggregate, constitute a full and unconditional guarantee by First Banks of the obligations of First Preferred I under the First Preferred I preferred securities. First Banks' proceeds from the issuance of the subordinated debentures to First Preferred I, net of underwriting fees and offering expenses, were $83.1 million. Distributions on First Preferred I's preferred securities, which are payable quarterly in arrears, were $8.0 million for the years ended December 31, 2000, 1999 and 1998, and are included in noninterest expense in the consolidated financial statements.
         In July 1998, First America Capital Trust (FACT), a newly formed Delaware business trust subsidiary of FBA, issued 1.84 million shares of 8.50% cumulative trust preferred securities at $25 per share in an underwritten public offering, and issued 56,908 shares of common securities to FBA at $25 per share. FBA owns all of FACT's common securities. The gross proceeds of the offering were used by FACT to purchase $47.4 million of 8.50% subordinated debentures from FBA, maturing on June 30, 2028. The maturity date may be shortened to a date not earlier than June 30, 2003 or extended to a date not later than June 30, 2037 if certain conditions are met. The subordinated debentures are the sole asset of FACT. In connection with the issuance of the FACT preferred securities, FBA made certain guarantees and commitments that, in the aggregate, constitute a full and unconditional guarantee by FBA of the obligations of FACT under the FACT preferred securities. FBA's proceeds from the issuance of the subordinated debentures to FACT, net of underwriting fees and offering expenses, were $44.0 million. Distributions payable on the FACT preferred securities, which are payable quarterly in arrears, were $3.9 million, $4.0 million and $1.8 million for the years ended December 31, 2000, 1999 and 1998, respectively, and are included in noninterest expense in the consolidated financial statements.
         On October 19, 2000, First Preferred  Capital Trust II (First Preferred
II), a newly formed Delaware  business trust  subsidiary of First Banks,  issued
2.3 million shares of 10.24% cumulative trust preferred securities at $25 per share in an underwritten public offering, and issued 71,135 shares of common securities to First Banks at $25 per share. First Banks owns all of First Preferred II's common securities. The gross proceeds of the offering were used by First Preferred II to purchase $59.3 million of 10.24% subordinated debentures from First Banks, maturing on September 30, 2030. The maturity date may be shortened to a date not earlier than September 30, 2005, if certain conditions are met. The subordinated debentures are the sole asset of First Preferred II. In connection with the issuance of the preferred securities, First Banks made certain guarantees and commitments that, in the aggregate, constitute a full and unconditional guarantee by First Banks of the obligations of First Preferred II under the First Preferred II preferred securities. First Banks' proceeds from the issuance of the subordinated debentures to First Preferred II, net of underwriting fees and offering expenses, were $55.1 million. Distributions on First Preferred II's preferred securities, which are payable quarterly in arrears, were $1.2 million for the year ended December 31, 2000, and are included in noninterest expense in the consolidated financial statements.

(10)     INCOME TAXES

         Income tax expense attributable to income from continuing operations for the years ended December 31 consists of:

                                                                                    Years ended December 31,
                                                                                    ------------------------
                                                                                   2000        1999      1998
                                                                                   ----        ----      ----
                                                                                (dollars expressed in thousands)

              Current income tax expense:
                  Federal....................................................     $28,215     19,731    16,801
                  State......................................................       2,731      2,247     1,292
                                                                                  -------     ------    ------
                                                                                   30,946     21,978    18,093
                                                                                  -------     ------    ------
              Deferred income tax expense:
                  Federal....................................................       4,001      5,056     1,895
                  State......................................................         (60)        14       273
                                                                                  -------     ------    ------
                                                                                    3,941      5,070     2,168
                                                                                  -------     ------    ------
              Reduction in deferred valuation allowance......................        (405)      (735)     (568)
                                                                                  -------     ------    ------
                      Total..................................................     $34,482     26,313    19,693
                                                                                  =======     ======    ======

         The effective rates of federal income taxes for the years ended December 31 differ from statutory rates of taxation as follows:

                                                                             Years ended December 31,
                                                            ----------------------------------------------------------
                                                                   2000                1999                1998
                                                            -----------------     --------------     -----------------
                                                            Amount     Percent    Amount   Percent    Amount   Percent
                                                            ------     -------    ------   -------    ------   -------
                                                                         (dollars expressed in thousands)

         Income before provision for income taxes and
           minority interest in income of subsidiary....   $ 92,635              $72,151            $ 54,474
                                                           ========              =======            ========
         Provision for income taxes calculated
           at federal statutory income tax rates........   $ 32,422     35.0%    $25,253    35.0%   $ 19,066     35.0%
         Effects of differences in tax reporting:
           Tax-exempt interest income, net of
               tax preference adjustment................       (587)    (0.6)       (439)   (0.6)       (461)    (0.9)
           State income taxes...........................      1,736      1.8       1,470     2.0       1,018      1.9
           Amortization of intangibles associated
               with the purchase of subsidiaries........      1,567      1.7       1,261     1.8         864      1.6
           Reduction in deferred valuation allowance....       (405)    (0.4)       (735)   (1.0)       (568)    (1.0)
           Other, net...................................       (251)    (0.3)       (497)   (0.7)       (226)    (0.4)
                                                           --------    -----     -------    ----    --------     ----


                 Provision for income taxes.............   $ 34,482     37.2%    $26,313    36.5%   $ 19,693     36.2%
                                                           ========    =====     =======    ====    ========     ====

         The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                                                                           December 31,
                                                                                           ------------
                                                                                        2000         1999
                                                                                        ----         ----
                                                                                 (dollars expressed in thousands)

              Deferred tax assets:
                  Net operating loss carryforwards................................    $ 47,043      30,792
                  Allowance for loan losses.......................................      29,965      27,071
                  Alternative minimum tax credits.................................       3,319       2,841
                  Disallowed losses on investment securities......................       3,197       2,443
                  Other real estate...............................................          65          15
                  Other...........................................................       5,185       3,556
                                                                                      --------    --------
                      Gross deferred tax assets...................................      88,774      66,718
                  Valuation allowance.............................................     (13,075)    (14,746)
                                                                                      --------    --------
                      Deferred tax assets, net of valuation allowance.............      75,699      51,972
                                                                                      --------    --------
              Deferred tax liabilities:
                  Depreciation on bank premises and equipment.....................       6,151       3,332
                  Net fair value adjustment for securities available for sale.....       3,258       1,132
                  Operating leases................................................       1,313          --
                  FHLB stock dividends............................................         890       1,094
                  State taxes.....................................................         568         591
                  Other...........................................................         594         433
                                                                                      --------    --------
                      Deferred tax liabilities....................................      12,774       6,582
                                                                                      --------    --------
                      Net deferred tax assets.....................................    $ 62,925      45,390
                                                                                      ========    ========

         The realization of First Banks' net deferred tax assets is based on the availability of carrybacks to prior taxable periods, the expectation of future taxable income and the utilization of tax planning strategies. Based on these factors, management believes it is more likely than not that First Banks will realize the recognized net deferred tax asset of $62.9 million. The net change in the valuation allowance, related to deferred tax assets, was a decrease of $1.7 million for the year ended December 31, 2000. The decrease related to the recognition of deferred tax assets for certain loans and other real estate, and the reversal of valuation reserves resulting from the utilization of net operating loss carryforwards.
         Changes to the deferred tax asset valuation allowance for the years ended December 31 were as follows:

                                                                                       2000       1999       1998
                                                                                       ----       ----       ----
                                                                                    (dollars expressed in thousands)

              Balance, beginning of year.........................................    $ 14,746     17,179     17,747
              Current year deferred provision, change in
                  deferred tax valuation allowance...............................        (405)      (735)      (568)
              Reduction attributable to utilization of deferred tax assets:
                 Adjustment to capital surplus...................................          --       (811)        --
                 Adjustment to intangibles associated with the
                    purchase of subsidiaries.....................................      (1,266)      (887)        --
                                                                                     --------    -------    -------
              Balance, end of year...............................................    $ 13,075     14,746     17,179
                                                                                     ========    =======    =======

         The valuation allowance for deferred tax assets at December 31, 1999 included $1.3 million that was recognized in 2000 and credited to intangibles associated with the purchase of subsidiaries. In addition, the valuation allowance for deferred tax assets at December 31, 2000 and 1999 includes $5.0 million which when recognized, will be credited to capital surplus under the terms of the quasi-reorganizations implemented for FBA and First Commercial Bancorp, Inc. as of December 31, 1994 and 1996, respectively.
         At December 31, 2000 and 1999, the accumulation of prior years' earnings representing tax bad debt deductions were approximately $30.8 million. If these tax bad debt reserves were charged for losses other than bad debt losses, First Bank and FB&T would be required to recognize taxable income in the amount of the charge. It is not contemplated that such tax-restricted retained earnings will be used in a manner that would create federal income tax liabilities.
         At December 31, 2000 and 1999, for federal income taxes purposes, First Banks had net operating loss carryforwards of approximately $134.4 million and $88.0 million, respectively.
         The net operating loss carryforwards for First Banks expire as follows:

                                                                        (dollars expressed in thousands)

                       Year ending December 31:
                           2001.................................................   $     561
                           2002.................................................       4,562
                           2003.................................................       4,611
                           2004.................................................       4,148
                           2005.................................................      21,052
                           2006 - 2020..........................................      99,475
                                                                                   ---------
                               Total............................................   $ 134,409
                                                                                   =========

(11)     EARNINGS PER COMMON SHARE

         The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for the periods indicated:

                                                                               Income         Shares        Per share
                                                                             (numerator)   (denominator)     amount
                                                                             -----------   -------------     ------
                                                                         (dollars in thousands, except for per share data)

     Year ended December 31, 2000:
         Basic EPS - income available to common stockholders.............    $  55,321         23,661       $ 2,338.04
                                                                                                            ==========
         Effect of dilutive securities:
           Class A convertible preferred stock...........................          769          1,076
                                                                             ---------        -------
         Diluted EPS - income available to common stockholders...........    $  56,090         24,737       $ 2,267.41
                                                                             =========        =======       ==========

     Year ended December 31, 1999:
         Basic EPS - income available to common stockholders.............    $  43,392         23,661       $ 1,833.91
                                                                                                            ==========
         Effect of dilutive securities:
           Class A convertible preferred stock...........................          769          1,212
                                                                             ---------        -------
         Diluted EPS - income available to common stockholders...........    $  44,161         24,873       $ 1,775.47
                                                                             =========        =======       ==========

     Year ended December 31, 1998:
         Basic EPS - income available to common stockholders.............    $  32,724         23,661       $ 1,383.04
                                                                                                            ==========
         Effect of dilutive securities:
           Class A convertible preferred stock...........................          769          1,389
                                                                             ---------        -------
         Diluted EPS - income available to common stockholders...........    $  33,493         25,050       $ 1,337.09
                                                                             =========        =======       ==========

(12)     INTEREST RATE RISK MANAGEMENT / DERIVATIVE FINANCIAL INSTRUMENTS

         First Banks utilizes off-balance-sheet derivative financial instruments to assist in the management of interest rate sensitivity and to modify the repricing, maturity and option characteristics of on-balance-sheet assets and liabilities. The use of such derivative financial instruments is strictly limited to reducing First Banks' interest rate risk exposure.
         Derivative financial instruments held by First Banks for purposes of managing interest rate risk are summarized as follows:

                                                                                  December 31,
                                                               -------------------------------------------------
                                                                         2000                        1999
                                                                ---------------------       --------------------
                                                               Notional        Credit       Notional       Credit
                                                                amount        exposure       amount       exposure
                                                                         (dollars expressed in thousands)

     Interest rate swap agreements - pay
       adjustable rate, receive fixed rate.................   $1,105,000       4,207        455,000        3,349
     Interest rate swap agreements - pay
       adjustable rate, receive adjustable rate............           --          --        500,000           --
     Interest rate floor agreements........................       35,000           6         35,000           13
     Interest rate cap agreements..........................      450,000       3,753         10,000           26
     Forward commitments to sell
       mortgage-backed securities..........................       32,000          --         33,000           --
                                                              ==========     =======      =========       ======

         The notional amounts of derivative financial instruments do not represent amounts exchanged by the parties and, therefore, are not a measure of our credit exposure through the use of these instruments. The credit exposure represents the accounting loss we would incur in the event the counterparties failed completely to perform according to the terms of the derivative financial instruments and the collateral held to support the credit exposure was of no value.
         Previously, First Banks utilized interest rate swap agreements to extend the repricing characteristics of certain interest-bearing liabilities to more closely correspond with its assets, with the objective of stabilizing cash flow, and accordingly, net interest income, over time. These swap agreements were terminated due to a change in the composition of the balance sheet. The change in the composition of the balance sheet was primarily driven by the significant decline in interest rates experienced during 1995, which caused an increase in the principal prepayments of residential mortgage loans. The net interest expense associated with these agreements, consisting primarily of amortization of deferred losses, was $5.7 million and $3.7 million for the years ended December 31, 1999 and 1998, respectively. The deferred losses on terminated swap agreements were amortized over the remaining lives of the agreements, unless the underlying liabilities were repaid, in which case the deferred losses were immediately charged to operations. There were no remaining unamortized deferred losses on the terminated swap agreements at December 31, 1999.
         During 1998, First Banks entered into $280.0 million notional amount of interest rate swap agreements. The swap agreements effectively lengthen the repricing characteristics of certain interest-earning assets to correspond more closely with their funding source with the objective of stabilizing cash flow, and accordingly, net interest income, over time. The swap agreements initially provided for First Banks to receive a fixed rate of interest and pay an adjustable rate equivalent to the 90-day London Interbank Offering Rate. In March 2000, the terms of the swap agreements were modified such that First Banks currently pay an adjustable rate of interest equivalent to the daily weighted average prime lending rate minus 2.705%. The terms of the swap agreements provide for First Banks to pay quarterly and receive payment semiannually. The amount receivable by First Banks under the swap agreements was $4.1 million at December 31, 2000 and 1999, respectively, and the amount payable by First Banks under the swap agreements was $744,000 and $770,000 at December 31, 2000 and 1999, respectively.
         During May 1999, First Banks entered into $500.0 million notional amount of interest rate swap agreements with the objective of stabilizing the net interest margin during the six-month period surrounding the Year 2000 century date change. The swap agreements provided for First Banks to receive an adjustable rate of interest equivalent to the daily weighted average 30-day London Interbank Offering Rate and pay an adjustable rate of interest equivalent to the daily weighted average prime lending rate minus 2.665%. The terms of the swap agreements, which had an effective date of October 1, 1999 and a maturity date of March 31, 2000, provided for First Banks to pay and receive interest on a monthly basis. In January 2000, First Banks determined these swap agreements were no longer necessary based upon the results of the Year 2000 transition and terminated these agreements resulting in a cost of $150,000.
         During September 1999, First Banks entered into $175.0 million notional amount of interest rate swap agreements to effectively lengthen the repricing characteristics of certain interest-earning assets to correspond more closely with their funding source with the objective of stabilizing cash flow, and accordingly, net interest income, over time. The swap agreements provide for First Banks to receive a fixed rate of interest and pay an adjustable rate equivalent to the weighted average prime lending rate minus 2.70%. The terms of the swap agreements provide for First Banks to pay and receive interest on a quarterly basis. The amount receivable by First Banks under the swap agreements was $119,000 at December 31, 2000 and 1999 and the amount payable by First Banks under the swap agreements was $165,000 and $141,000 at December 31, 2000 and 1999, respectively.
         During September 2000, First Banks entered into $600.0 million notional amount of interest rate swap agreements to effectively lengthen the repricing characteristics of certain interest-earning assets to correspond more closely with their funding source with the objective of stabilizing cash flow, and accordingly, net interest income, over time. The swap agreements provide for First Banks to receive a fixed rate of interest and pay an adjustable rate equivalent to the weighted average prime lending rate minus 2.70%. The terms of the swap agreements provide for First Banks to pay and receive interest on a quarterly basis. The amount receivable and payable by First Banks under the swap agreements was $1.2 million at December 31, 2000. In conjunction with these interest rate swap agreements, First Banks also entered into $450.0 million notional amount of interest rate cap agreements to limit the net interest expense associated with the interest rate swap agreements. The interest rate cap agreements provide for First Banks to receive a quarterly adjustable rate of interest equivalent to the three-month London Interbank Offering Rate, should such rate exceed the predetermined interest rate of 7.50%. At December 31, 2000, the unamortized costs associated with the interest rate cap agreements were $3.8 million, and were included in other assets, and the fair value of the interest rate cap agreements was $1.6 million.

         During September 2000, First Banks entered into $25.0 million notional amount of one-year interest rate swap agreements and $25.0 million of five and one-half year interest rate swap agreements to effectively shorten the repricing characteristics of certain interest-bearing liabilities with the objective of stabilizing cash flow, and accordingly, net interest income, over time. The swap agreements provide for First Banks to receive fixed rates of interest ranging from 6.6% to 7.25% and pay an adjustable rate equivalent to the three-month London Interbank Offering Rate minus rates ranging from 0.02% to 0.11%. The terms of the swap agreements provide for First Banks to pay interest on a quarterly basis and receive interest on either a semiannual basis or an annual basis. The amount receivable by First Banks under the swap agreements was $1.0 million at December 31, 2000 and the amount payable by First Banks under the swap agreements was $119,000 at December 31, 2000.
         At December 31, 2000, First Banks had pledged investment securities available for sale with a carrying value of $8.6 million in connection with the interest rate swap agreements. In addition, at December 31, 2000, First Banks had accepted investment securities with a fair value of $19.0 million as collateral in connection with the interest rate swap agreements. First Banks is permitted by contract to sell or repledge the collateral accepted from its counterparties, however, at December 31, 2000, First Banks had not sold or repledged any of this collateral.
         The maturity dates, notional amounts, interest rates paid and received, and fair values of interest rate swap agreements outstanding as of December 31, 2000 and 1999 were as follows:

                                                               Notional   Interest rate  Interest rate     Fair
                           Maturity date                        amount        paid         received        Value
                           -------------                        ------        ----         --------        -----
                                                                        (dollars expressed in thousands)

         December 31, 2000:
             September 27, 2001...........................   $  175,000        6.80%         6.14%     $     65
             June 11, 2002................................       15,000        6.80          6.00             7
             September 13, 2001...........................       12,500        6.56          6.80            42
             September 21, 2001...........................       12,500        6.47          6.60            43
             September 16, 2002...........................      195,000        6.80          5.36        (1,776)
             September 18, 2002...........................       70,000        6.80          5.33          (690)
             September 20, 2004...........................      600,000        6.80          6.78        16,869
             March 13, 2006...............................       12,500        6.47          7.25             5
             March 22, 2006...............................       12,500        6.39          7.20             6
                                                             ----------                                --------
                                                             $1,105,000        6.70          6.43      $ 14,571
                                                             ==========      ======         =====      ========

         December 31, 1999:
             March 31, 2000...............................   $  500,000        5.84%         6.45%     $    124
             September 27, 2001...........................      175,000        5.80          6.14        (1,598)
             June 11, 2002................................       15,000        6.12          6.00          (291)
             September 16, 2002...........................      195,000        6.12          5.36        (7,325)
             September 18, 2002...........................       70,000        6.14          5.33        (2,700)
                                                             ----------                                --------
                                                             $  955,000        5.91          6.08      $(11,790)
                                                             ==========      ======         =====      ========

         First Banks also utilizes interest rate cap and floor agreements to limit the interest expense associated with certain interest-bearing liabilities and the net interest expense of certain interest rate swap agreements, respectively. At December 31, 2000 and 1999, the unamortized costs of these agreements were $6,000 and $32,000, respectively, and were included in other assets.
         During 2000 and 1998, the net interest expense realized on the derivative financial instruments was $4.7 million and $4.0 million, respectively, in comparison to net interest income of $430,000 realized on the derivative financial instruments in 1999.
         Derivative financial instruments issued by First Banks consist of commitments to originate fixed-rate loans. Commitments to originate fixed-rate loans consist primarily of residential real estate loans. These loan commitments, net of estimated underwriting fallout, and loans held for sale were $37.6 million and $31.5 million at December 31, 2000 and 1999, respectively. These net loan commitments and loans held for sale are hedged with forward contracts to sell mortgage-backed securities of $32.0 million and $33.0 million at December 31, 2000 and 1999, respectively. Gains and losses from forward contracts are deferred and included in the cost basis of loans held for sale. At December 31, 2000, the net unamortized losses were $165,000, in comparison to net unamortized gains of $838,000 at December 31, 1999. Such gains and losses were applied to the carrying value of the loans held for sale as part of the lower of cost or market valuation.

(13)     CREDIT COMMITMENTS

         First Banks is a party to commitments to extend credit and commercial and standby letters of credit in the normal course of business to meet the financing needs of its customers. These instruments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The interest rate risk associated with these credit commitments relates primarily to the commitments to originate fixed-rate loans. As more fully discussed in Note 12 to the accompanying consolidated financial statements, the interest rate risk of the commitments to originate fixed-rate loans has been hedged with forward contracts to sell mortgage-backed securities. The credit risk amounts are equal to the contractual amounts, assuming the amounts are fully advanced and the collateral or other security is of no value. First Banks uses the same credit policies in granting commitments and conditional obligations as it does for on-balance-sheet items.
         Commitments to extend credit at December 31 were as follows:

                                                                                              December 31,
                                                                                              ------------
                                                                                            2000         1999
                                                                                            ----         ----
                                                                                   (dollars expressed in thousands)

              Commitments to extend credit..........................................   $ 1,484,278   1,310,249
              Commercial and standby letters of credit..............................        94,802      64,455
                                                                                       -----------   ---------
                                                                                       $ 1,579,080   1,374,704
                                                                                       ===========   =========

         Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant, equipment, income-producing commercial properties or single family residential properties. Collateral is generally required except for consumer credit card commitments.
         Commercial and standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. The letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Most letters of credit extend for less than one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Upon issuance of the commitments, First Banks holds marketable securities, certificates of deposit, inventory, real property or other assets as collateral supporting those commitments for which collateral is deemed necessary.

(14)     FAIR VALUE OF FINANCIAL INSTRUMENTS

         The fair value of financial instruments is management's estimate of the values at which the instruments could be exchanged in a transaction between willing parties. These estimates are subjective and may vary significantly from amounts that would be realized in actual transactions. In addition, other significant assets are not considered financial assets including the mortgage banking operation, deferred tax assets, bank premises and equipment and intangibles associated with the purchase of subsidiaries. Further, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on the fair value estimates and have not been considered in any of the estimates.

         The estimated fair value of First Banks' financial instruments at December 31 were as follows:

                                                                         2000                          1999
                                                               -----------------------       -----------------------
                                                              Carrying        Estimated     Carrying       Estimated
                                                                value        fair value       value       fair value

         Financial assets:
             Cash and cash equivalents....................   $  198,279        198,279       170,894         170,894
             Investment securities:
               Available for sale.........................      539,386        539,386       430,093         430,093
               Held to maturity...........................       24,148         24,509        21,554          21,476
             Net loans....................................    4,670,673      4,694,594     3,927,713       3,908,065
             Accrued interest receivable..................       45,226         45,226        33,491          33,491
                                                             ==========     ==========    ==========      ==========

         Financial liabilities:
             Deposits:
               Demand:
                  Non-interest-bearing....................   $  808,251        808,251       606,064         606,064
                  Interest-bearing........................      448,146        448,146       415,113         415,113
               Savings and money market...................    1,447,898      1,447,898     1,198,314       1,198,314
               Time deposits..............................    2,308,120      2,351,418     2,032,323       2,032,323
             Short-term borrowings........................      140,569        140,569        73,554          73,554
             Note payable.................................       83,000         83,000        64,000          64,000
             Accrued interest payable.....................       23,227         23,227        11,607          11,607
             Guaranteed preferred beneficial interests
               in subordinated debentures.................      182,849        185,608       127,611         127,391
                                                             ==========     ==========    ==========      ==========

         Off-balance-sheet:
             Interest rate swap, cap and floor agreements.   $    7,966         16,208         3,388         (11,742)
             Forward contracts to sell mortgage-backed
               securities.................................           --         32,393            --          32,207
             Credit commitments...........................           --          4,183            --           4,517
                                                             ==========     ==========    ==========      ==========

         The following methods and assumptions were used in estimating the fair value of financial instruments:

Financial Assets:

         Cash and cash equivalents and accrued interest receivable: The carrying values reported in the consolidated balance sheets approximate fair value.

         Investment securities: The fair value of investment securities available for sale is the amount reported in the consolidated balance sheets. The fair value of investment securities held to maturity is based on quoted market prices where available. If quoted market prices were not available, the fair value was based upon quoted market prices of comparable instruments.

         Net loans: The fair value of most loans held for portfolio was estimated utilizing discounted cash flow calculations that applied interest rates currently being offered for similar loans to borrowers with similar risk profiles. The fair value of loans held for sale, which is the amount reported in the consolidated balance sheets, is based on quoted market prices where available. If quoted market prices are not available, the fair value is based upon quoted market prices of comparable instruments. The carrying value of loans is net of the allowance for loan losses and unearned discount.

Financial Liabilities:

         Deposits: The fair value disclosed for deposits generally payable on demand (i.e., non-interest-bearing and interest-bearing demand, savings and money market accounts) is considered equal to their respective carrying amounts as reported in the consolidated balance sheets. The fair value disclosed for demand deposits does not include the benefit that results from the low-cost funding provided by deposit liabilities compared to the cost of borrowing funds in the market.

The fair value disclosed for certificates of deposit was estimated utilizing a discounted cash flow calculation that applied interest rates currently being offered on similar certificates to a schedule of aggregated monthly maturities of time deposits.

         Guaranteed preferred  beneficial interests in subordinated  debentures:
The fair value is based on quoted market prices.

         Short-term borrowings, note payable and accrued interest payable: The carrying value reported in the consolidated balance sheets approximates fair value.

Off-Balance-Sheet:

         Interest rate swap, cap and floor agreements: The fair value of the interest rate swap, cap and floor agreements is estimated by comparison to market rates quoted on new agreements with similar terms and creditworthiness.

         Forward contracts to sell mortgage-backed securities: The fair value of forward contracts to sell mortgage-backed securities is based upon quoted market prices. The fair value of these contracts has been reflected in the consolidated balance sheets in the carrying value of the loans held for sale portfolio as part of the lower of cost or market valuation.

         Credit commitments: The fair value of the commitments to extend credit associated with loans held for sale in which First Banks has interest rate risk exposure are based on quoted market prices of comparable mortgage-backed securities less estimated fallout. The majority of the other commitments to extend credit and commercial and standby letters of credit contain variable interest rates and credit deterioration clauses and, therefore, the carrying value of these credit commitments reported in the consolidated balance sheets approximates fair value.

(15)     EMPLOYEE BENEFITS

         First Banks' 401(k) plan is a self-administered savings and incentive plan covering substantially all employees. Under the plan, employer-matching contributions are determined annually by First Banks' Board of Directors. Employee contributions are limited to 15% of the employee's annual compensation, not to exceed $10,500 for 2000. Total employer contributions under the plan were $1.1 million, $863,000 and $648,000 for the years ended December 31, 2000, 1999 and 1998, respectively. The plan assets are held and managed under a trust agreement with First Bank's trust department.

(16)     PREFERRED STOCK

         First Banks has two classes of preferred stock outstanding. The Class A preferred stock is convertible into shares of common stock at a rate based on the ratio of the par value of the preferred stock to the current market value of the common stock at the date of conversion, to be determined by independent appraisal at the time of conversion. Shares of Class A preferred stock may be redeemed by First Banks at any time at 105.0% of par value. The Class B preferred stock may not be redeemed or converted. The redemption of any issue of preferred stock requires the prior approval of the Federal Reserve Board.
         The holders of the Class A and Class B preferred stock have full voting rights. Dividends on the Class A and Class B preferred stock are adjustable quarterly based on the highest of the Treasury Bill Rate or the Ten Year
Constant Maturity Rate for the two-week period immediately preceding the beginning of the quarter. This rate shall not be less than 6.0% nor more than 12.0% on the Class A preferred stock, or less than 7.0% nor more than 15.0% on the Class B preferred stock. The annual dividend rates for the Class A and Class B preferred stock were 6.0% and 7.0%, respectively, for the years ended December 31, 2000, 1999 and 1998.
         In addition to the Class A and Class B preferred stock, First Banks has two issues of trust preferred securities outstanding and FBA has one issue of trust preferred securities outstanding. The structure of the trust preferred securities, as further described in Note 9, satisfies the regulatory requirements for inclusion, subject to certain limitation, in First Banks' capital base.

(17)     TRANSACTIONS WITH RELATED PARTIES

         Outside of normal customer relationships, no directors or officers of First Banks, no stockholders holding over 5% of First Banks' voting securities and no corporations or firms with which such persons or entities are associated currently maintain or have maintained, since the beginning of the last full fiscal year, any significant business or personal relationships with First Banks or its subsidiaries, other than such as arises by virtue of such position or ownership interest in First Banks or its subsidiaries, except as described in the following paragraphs.
         During 2000, 1999 and 1998, Tidal Insurance Limited (Tidal), a corporation owned indirectly by First Banks' Chairman and his adult children, received approximately $212,000, $316,000 and $280,000, respectively, in insurance premiums for accident, health and life insurance policies purchased by loan customers of First Banks. The insurance policies are issued by an unaffiliated company and subsequently ceded to Tidal. First Banks believes the premiums paid by the loan customers of First Banks are comparable to those that such loan customers would have paid if the premiums were subsequently ceded to an unaffiliated third-party insurer.
         During 2000, 1999 and 1998, First Securities America, Inc. (FSA), a corporation established and administered by and for the benefit of First Banks' Chairman and members of his immediate family, received approximately $235,000, $194,000 and $265,000, respectively, in commissions and insurance premiums for policies purchased by First Banks or customers of the Subsidiary Banks from unaffiliated, third-party insurors. The insurance premiums on which the aforementioned commissions were earned were competitively bid, and First Banks deems the commissions FSA earned from unaffiliated third-party companies to be comparable to those that would have been earned by an unaffiliated third-party agent.
         First Brokerage America, L.L.C., a limited liability corporation which is indirectly owned by First Banks' Chairman and members of his immediate family, received approximately $2.1 million, $2.3 million and $1.8 million for the years ended December 31, 2000, 1999 and 1998, respectively, in commissions paid by unaffiliated third-party companies. The commissions received were primarily in connection with the sales of annuities, securities and other insurance products to customers of the Subsidiary Banks.
         First Services, L.P., a limited partnership indirectly owned by First Banks' Chairman and his adult children, provides data processing services and operational support for First Banks, Inc. and its Subsidiary Banks. Fees paid under agreements with First Services L.P. were $19.3 million, $16.4 million and $12.2 million for the years ended December 31, 2000, 1999 and 1998, respectively. During 2000, 1999 and 1998, First Services, L.P. paid First Banks $1.8 million, $1.2 million and $799,000, respectively, in rental fees for the use of data processing and other equipment owned by First Banks. The fees paid by First Banks for data processing services are at least as favorable as could have been obtained from unaffiliated third parties.

(18)     CAPITAL STOCK OF FIRST BANKS AMERICA, INC.

First Banks owned 2,500,000 shares of FBA's Class B common stock and 8,741,350 shares of FBA's common stock at December 31, 2000, representing 92.86% of FBA's outstanding voting stock. In comparison, First Banks owned 2,500,000 shares of FBA's Class B common stock and 2,210,581 shares of FBA's common stock at December 31, 1999, representing 83.37% of FBA's outstanding voting stock. The increase for 2000 is attributable to FBA's issuance of 6,530,769 shares of its common stock to First Banks in conjunction with its purchase of First Bank & Trust, a wholly owned subsidiary of First Banks. This transaction, which occurred on October 31, 2000, increased First Banks' ownership interest in FBA from 84.42% to approximately 92.82%. FBA's common stock is publicly traded on the New York Stock Exchange.

(19)     REGULATORY CAPITAL

         First Banks and the Subsidiary Banks are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on First Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, First Banks and the Subsidiary Banks must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.
         Quantitative measures established by regulation to ensure capital adequacy require First Banks and the Subsidiary Banks to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2000, First Banks and the Subsidiary Banks were each well capitalized.
         As of December 31, 2000, the most recent notification from First Banks' primary regulator categorized First Banks and the Subsidiary Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, First Banks and the Subsidiary Banks must maintain minimum total risk-based, Tier 1 risk-based and Tier 2 leverage ratios as set forth in the table below.
         At December 31, 2000 and 1999, First Banks' and the Subsidiary Banks' required and actual capital ratios were as follows:

                                                                                                         To be well
                                                                                                      capitalized under
                                                               Actual              For capital        prompt corrective
                                                               ------
                                                          2000         1999     adequacy purposes     action provisions
                                                          ----         ----     -----------------     -----------------

     Total capital (to risk-weighted assets):
              First Banks.............................    10.21%       10.05%          8.0%                 10.0%
              First Bank..............................    10.71        10.60           8.0                  10.0
              FB&T....................................    10.58        11.17           8.0                  10.0
              BSF (1).................................    22.38           --           8.0                  10.0

     Tier 1 capital (to risk-weighted assets):
              First Banks.............................     7.56         8.00           4.0                   6.0%
              First Bank..............................     9.46         9.35           4.0                   6.0
              FB&T....................................     9.32         9.94           4.0                   6.0
              BSF (1).................................    21.42           --           4.0                   6.0

     Tier 1 capital (to average assets):
              First Banks.............................     7.45         7.14           3.0                   5.0%
              First Bank..............................     8.49         8.10           3.0                   5.0
              FB&T....................................     9.27         9.15           3.0                   5.0
              BSF (1).................................    22.00           --           3.0                   5.0

        -------------------------
(1)      BSF was acquired by FBA on December 31, 2000.


(20)     DISTRIBUTION OF EARNINGS OF THE SUBSIDIARY BANKS

         The Subsidiary Banks are restricted by various state and federal regulations, as well as by the terms of the Credit Agreement described in Note 8, as to the amount of dividends which are available for payment to First Banks, Inc. Under the most restrictive of these requirements, the future payment of dividends from the Subsidiary Banks is limited to approximately $45.2 million at December 31, 2000, unless prior permission of the regulatory authorities and/or the lending banks is obtained.

(21)     BUSINESS SEGMENT RESULTS

         First Banks' business segments are its Subsidiary Banks. The reportable business segments are consistent with the management structure of First Banks, the Subsidiary Banks and the internal reporting system that monitors performance.
         Through the respective branch networks, the Subsidiary Banks provide similar products and services in their defined geographic areas. The products and services offered include a broad range of commercial and personal deposit products, including demand, savings, money market and time deposit accounts. In addition, the Subsidiary Banks market combined basic services for various customer groups, including packaged accounts for more affluent customers, and sweep accounts, lock-box deposits and cash management products for commercial customers. The Subsidiary Banks also offer both consumer and commercial loans. Consumer lending includes residential real estate, home equity and installment lending. Commercial lending includes commercial, financial and agricultural loans, real estate construction and development loans, commercial real estate loans, asset-based loans, commercial leasing and trade financing.


                                                        First Bank                               FB&T (1)
                                            ---------------------------------       ----------------------------------
                                             2000           1999         1998       2000           1999           1998
                                             ----           ----         ----       ----           ----           ----
                                                                        (dollars expressed in thousands)

Balance sheet information:

Investment securities...................  $  214,005       241,624     264,364        330,478     192,357      247,566
Loans, net of unearned discount.........   2,694,005     2,527,649   2,490,556      2,058,628   1,469,093    1,089,965
Total assets............................   3,152,885     3,028,046   3,024,600      2,733,545   1,854,827    1,504,311
Deposits................................   2,729,489     2,689,671   2,659,030      2,306,469   1,590,490    1,329,253
Stockholders' equity....................     273,848       263,466     243,673        333,186     204,617      148,239
                                          ==========    ==========    ========      =========   =========    =========


Income statement information:

Interest income.........................  $  247,290       221,195     219,609        176,902     132,407      108,662
Interest expense........................     115,421       105,231     111,656         71,167      51,544       48,320
                                          ----------    ----------    --------      ---------   ---------    ---------
     Net interest income................     131,869       115,964     107,953        105,735      80,863       60,342
Provision for possible loan losses......      12,250         8,890       7,250          1,877       4,183        1,750
                                          ----------    ----------    --------      ---------   ---------    ---------
     Net interest income after provision
       for possible loan losses.........     119,619       107,074     100,703        103,858      76,680       58,592
Noninterest income......................      32,152        32,260      29,582         12,343      10,774        8,322
Noninterest expense.....................      90,746        77,786      79,748         65,567      54,992       47,105
                                          ----------    ----------    --------      ---------   ---------    ---------
     Income (loss) before provision
       (benefit) for income taxes and
       minority interest in income of
       subsidiary.......................      61,025        61,548      50,537         50,634      32,462       19,809
Provision (benefit) for income taxes....      20,889        20,811      17,238         20,064      12,353        8,163
                                          ----------    ----------    --------      ---------   ---------    ---------
     Income (loss) before minority
       interest in income of subsidiary.      40,136        40,737      33,299         30,570      20,109       11,646
Minority interest in income
       of subsidiary....................          --            --          --             --          --           --
                                          ----------    ----------    ---------     ---------   ---------    ---------
     Net income.........................  $   40,136        40,737      33,299         30,570      20,109       11,646
                                          ==========    ==========    ========      =========   =========    =========

------------------------
(1)  Includes BSF, which  was acquired by FBA on December 31, 2000.
(2) Corporate and other includes $8.6 million, $7.9 million and $6.4 million of guaranteed preferred debentures expense, after applicable income tax benefit of $4.6 million, $4.2 million and $3.4 million for the years ended December 31, 2000, 1999 and 1998, respectively.

         Other financial services include mortgage banking, credit and debit cards, brokerage services, credit-related insurance, automated teller machines, telephone banking, safe deposit boxes and trust, private banking and institutional money management services. The revenues generated by each business segment consist primarily of interest income, generated from the loan and investment security portfolios, and service charges and fees, generated from the deposit products and services. The geographic areas include Missouri, Illinois, southern and northern California and Houston, Dallas, Irving and McKinney Texas. The products and services are offered to customers primarily within their respective geographic areas, with the exception of loan participations executed between the Subsidiary Banks.
         The business segment results are consistent with First Banks' internal reporting system and, in all material respects, with generally accepted accounting principles and practices predominant in the banking industry. Such principles and practices are summarized in Note 1 to the consolidated financial statements.


                     Corporate, Other and
              Intercompany Reclassifications (2)                               Consolidated Totals
              ----------------------------------------             -------------------------------------------
               2000            1999              1998                2000             1999              1998
               ----            ----              ----                ----             ----              ----
                                               (dollars expressed in thousands)



             19,051            17,666          22,866               563,534           451,647          534,796
               (368)             (418)           (416)            4,752,265         3,996,324        3,580,105
             (9,739)          (15,126)         25,899             5,876,691         4,867,747        4,554,810
            (23,543)          (28,347)        (48,298)            5,012,415         4,251,814        3,939,985
           (254,188)         (173,178)       (128,549)              352,846           294,905          263,363
          =========         =========       =========            ==========         =========        =========




             (1,366)             (520)           (411)              422,826           353,082          327,860
              1,091             1,926           2,203               187,679           158,701          162,179
          ---------         ---------       ---------            ----------         ---------        ---------
             (2,457)           (2,446)         (2,614)              235,147           194,381          165,681
                 --                --              --                14,127            13,073            9,000
          ---------         ---------       ---------            ----------         ---------        ---------

             (2,457)           (2,446)         (2,614)              221,020           181,308          156,681
             (1,717)           (1,384)         (1,407)               42,778            41,650           36,497
             14,850            18,029          11,851               171,163           150,807          138,704
          ---------         ---------       ---------            ----------         ---------        ---------



            (19,024)          (21,859)        (15,872)               92,635            72,151           54,474
             (6,471)           (6,851)         (5,708)               34,482            26,313           19,693
          ---------         ---------       ---------             ---------         ---------        ---------

            (12,553)          (15,008)        (10,164)               58,153            45,838           34,781
              2,046             1,660           1,271                 2,046             1,660            1,271
          ---------         ---------       ---------            ----------         ---------        ---------
            (14,599)          (16,668)        (11,435)               56,107            44,178           33,510
          =========         =========       =========            ==========         =========        =========

(22)     PARENT COMPANY ONLY FINANCIAL INFORMATION

         Following are condensed balance sheets of First Banks, Inc. as of December 31, 2000 and 1999, and condensed statements of income and cash flows for the years ended December 31, 2000, 1999 and 1998:


                            CONDENSED BALANCE SHEETS

                                                                                           December 31,
                                                                                        -----------------
                                                                                        2000         1999
                                                                                        ----         ----
                                                                                 (dollars expressed in thousands)
                                   Assets
                                   ------

     Cash deposited in subsidiary banks...........................................   $    8,079       4,347
     Investment securities........................................................       14,309      13,848
     Investment in subsidiaries...................................................      461,753     429,255
     Advances to FBA .............................................................       98,000          --
     Other assets.................................................................       15,333      12,278
                                                                                     ----------   ---------
           Total assets...........................................................   $  597,474     459,728
                                                                                     ==========   =========

                    Liabilities and Stockholders' Equity
                    ------------------------------------

     Note payable................................................................    $   83,000      64,000
     Subordinated debentures.....................................................       148,196      88,918
     Accrued expenses and other liabilities......................................        13,432      11,905
                                                                                     ----------   ---------
           Total liabilities.....................................................       244,628     164,823
     Stockholders' equity........................................................       352,846     294,905
                                                                                     ----------   ---------
           Total liabilities and stockholders' equity............................    $  597,474     459,728
                                                                                     ==========   =========



                         CONDENSED STATEMENTS OF INCOME

                                                                                    Years ended December 31,
                                                                                  ----------------------------
                                                                                  2000        1999        1998
                                                                                  ----        ----        ----
                                                                                (dollars expressed in thousands)

     Income:
       Dividends from subsidiaries........................................    $  43,000      25,250      23,000
       Management fees from subsidiaries..................................       17,325      12,977      10,154
       Other..............................................................        1,956       1,313       2,796
                                                                              ---------      ------     -------
           Total income...................................................       62,281      39,540      35,950
                                                                              ---------      ------     -------
     Expense:
       Interest...........................................................        3,964       3,628       3,411
       Salaries and employee benefits.....................................       12,180       8,999       7,307
       Legal, examination and professional fees...........................        2,031       7,006       1,988
       Other..............................................................       13,969      12,947      12,639
                                                                              ---------      ------     -------
           Total expense..................................................       32,144      32,580      25,345
                                                                              ---------      ------     -------
           Income before benefit for income taxes and
              equity in undistributed earnings of subsidiaries............       30,137       6,960      10,605
     Benefit for income taxes.............................................       (3,922)     (5,649)     (3,999)
                                                                              ---------      ------     -------
           Income before equity in undistributed earnings of subsidiaries.       34,059      12,609      14,604
     Equity in undistributed earnings of subsidiaries.....................       22,048      31,569      18,906
                                                                              ---------      ------     -------
           Net income.....................................................    $  56,107      44,178      33,510
                                                                              =========      ======     =======

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                                   Years ended December 31,
                                                                              ---------------------------------
                                                                              2000          1999           1998
                                                                              ----          ----           ----
                                                                               (dollars expressed in thousands)

     Cash flows from operating activities:
       Net income......................................................   $  56,107        44,178         33,510
       Adjustments to reconcile net income to net cash provided by operating activities:
           Net income of subsidiaries..................................     (64,937)      (56,676)       (42,107)
           Dividends from subsidiaries.................................      43,000        25,250         23,000
           Other, net..................................................         272         1,900          4,963
                                                                          ---------      --------        -------
              Net cash provided by operating activities................      34,442        14,652         19,366
                                                                          ---------      --------        -------

     Cash flows from investing activities:
       (Increase) decrease in investment securities....................        (860)         (100)         3,000
       Investment in common securities of First Preferred II...........      (1,778)           --             --
       Acquisitions of subsidiaries....................................          --       (31,500)       (31,586)
       Capital contributions to subsidiaries...........................      (6,100)       (3,000)            --
       Return of subsidiary capital....................................          --        10,000             --
       (Increase) decrease in advances to subsidiaries.................     (98,000)           --         14,900
       Other, net......................................................      (1,464)       (3,646)        (3,350)
                                                                          ---------      --------        -------
              Net cash used in investing activities....................    (108,202)      (28,246)       (17,036)
                                                                          ---------      --------        -------

     Cash flows from financing activities:
       Increase (decrease) in note payable.............................      19,000        13,952         (5,096)
       Proceeds from issuance of First Preferred II
           subordinated debentures.....................................      59,278            --             --
       Payment of preferred stock dividends............................        (786)         (786)          (786)
                                                                          ---------      --------        -------
              Net cash provided by (used in) financing activities......      77,492        13,166         (5,882)
                                                                          ---------      --------        -------
              Net increase (decrease) in cash and cash equivalents.....       3,732          (428)        (3,552)
     Cash deposited in subsidiary banks, beginning of year.............       4,347         4,775          8,327
                                                                          ---------      --------        -------
     Cash deposited in subsidiary banks, end of year...................   $   8,079         4,347          4,775
                                                                          =========      ========        =======

     Noncash investing activities:
       Cash paid for interest..........................................   $   4,117         3,420          3,747
       Reduction of deferred tax valuation reserve.....................          --           811             --
                                                                          =========      ========        =======

(23)     CONTINGENT LIABILITIES

         In the ordinary course of business, there are various legal proceedings pending against First Banks and/or its subsidiaries. Management, in consultation with legal counsel, is of the opinion the ultimate resolution of these proceedings will have no material effect on the financial condition or results of operations of First Banks or its subsidiaries.

(24)     Interim Consolidated Financial Statements (Unaudited)

         Basis of Presentation. The unaudited interim consolidated financial statements include the accounts of First Banks and its subsidiaries after elimination of material intercompany transactions. These unaudited interim consolidated financial statements, in the opinion of management, include all adjustments necessary for the fair presentation thereof. All adjustments made were of a normal and recurring nature. Operating results for the six months ended June 30, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001.

         Implementation of New Accounting Standard. In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 133 - Accounting for Derivative Instruments and Hedging Activities, or SFAS 133. In June 1999 and June 2000, the FASB issued SFAS No. 137 - Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, an Amendment of FASB Statement No. 133, and SFAS No. 138 - Accounting for Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133, respectively. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133, as amended, requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge in one of three categories. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. Under SFAS 133, as amended, an entity that elects to apply hedge accounting is required to establish, at the inception of the hedge, the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Those methods must be consistent with the entity's approach to managing risk.

         We utilize derivative instruments and hedging activities to assist in the management of interest rate sensitivity and to modify the repricing, maturity and option characteristics of certain assets and liabilities. We use such derivative instruments solely to reduce our interest rate exposure. The following is a summary of our accounting policies for derivative instruments and hedging activities under SFAS 133, as amended.

         Interest Rate Swap Agreements - Cash Flow Hedges. Interest rate swap agreements designated as cash flow hedges are accounted for at fair value. The effective portion of the change in the cash flow hedge's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into noninterest income when the underlying transaction affects earnings. The ineffective portion of the change in the cash flow hedge's gain or loss is recorded in earnings on each monthly measurement date. The swap agreements are accounted for on an accrual basis with the net interest differential being recognized as an adjustment to interest income or interest expense of the related asset or liability.

         Interest Rate Swap Agreements - Fair Value Hedges. Interest rate swap agreements designated as fair value hedges are accounted for at fair value.
Changes in the fair value of the swap agreements are recognized currently in noninterest income. The change in the fair value on the underlying hedged item attributable to the hedged risk adjusts the carrying amount of the underlying hedged item and is also recognized currently in noninterest income. All changes in fair value are measured on a monthly basis. The swap agreements are accounted for on an accrual basis with the net interest differential being recognized as an adjustment to interest income or interest expense of the related asset or liability.

         Interest Rate Cap and Floor Agreements. Interest rate cap and floor agreements are accounted for at fair value. Changes in the fair value of interest rate cap and floor agreements are recognized in earnings on each monthly measurement date.

         Interest Rate Lock Commitments. Commitments to originate loans, or interest rate lock commitments, which primarily consist of commitments to originate fixed rate residential mortgage loans, are recorded at fair value. Changes in the fair value are recognized in noninterest income on a monthly basis.

         Forward Contracts to Sell Mortgage-Backed Securities. Forward contracts to sell mortgage-backed securities are recorded at fair value. Changes in the fair value of forward contracts to sell mortgage-backed securities are recognized in noninterest income on a monthly basis.

         On January 1, 2001, we implemented SFAS 133, as amended. The implementation of SFAS 133, as amended, resulted in an increase in derivative instruments of $12.5 million, an increase in deferred tax liabilities of $5.1 million and an increase in other comprehensive income of $9.1 million. In addition, we recorded a cumulative effect of change in accounting principle of $1.4 million, net of taxes of $741,000, as a reduction of net income. The effect of future derivative transactions as well as further guidance from the Derivative Implementation Group may result in modifications of our current assessment of SFAS 133, as amended, and its overall impact on our consolidated financial statements.

                              INVESTOR INFORMATION


         First Banks' Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge to any stockholder upon request. Requests should be directed, in writing, to Allen H. Blake, First Banks, Inc., 600 James S. McDonnell Boulevard, Hazelwood, Missouri 63042.

First Banks, Inc. Preferred Securities

         The preferred securities of First Banks are traded on the Nasdaq National Market System with the ticker symbols "FBNKO" and "FBNKN." As of March 20, 2001, there were approximately 484 record holders of First Preferred Capital Trust. This number does not include any persons or entities that hold their preferred securities in nominee or "street" name through various brokerage firms. The preferred securities of First Preferred Capital Trust II are represented by a global security that has been deposited with and registered in the name of The Depository Trust Company, New York, New York (DTC). The beneficial ownership interests of these preferred securities are recorded through the DTC book-entry system. The high and low preferred securities prices and the dividends declared for the periods presented are summarized as follows:

                                                   First Preferred Capital Trust - FBNKO

                                                 2001                  2000                1999            Dividend
                                           ----------------       --------------     --------------
                                           High        Low         High     Low       High      Low        Declared
                                           ----        ---         ----     ---       ----      ---        --------
     First quarter.....................   $  26.25     24.38       25.25    23.13     27.25    25.13      $ 0.578125
     Second quarter....................      27.35     25.00       26.00    23.50     27.00    25.25        0.578125
     Third quarter.....................      27.25     25.00       25.13    23.50     26.63    24.94        0.578125
     Fourth quarter....................                            25.00    23.38     26.00    23.88        0.578125

                                                  First Preferred Capital Trust II - FBNKN

                                                 2001                  2000           Dividend
                                             ---------------       ------------
                                             High      Low         High     Low       Declared
                                             ----      ---         ----     ---       --------
     First quarter.....................   $  27.75     26.38           -       -      $0.640000
     Second quarter....................      27.40     26.25           -       -       0.640000
     Third quarter.....................      28.50     26.95           -       -       0.640000
     Fourth quarter....................                            27.00   25.13       0.504888

First Banks America, Inc. Preferred Securities

         The preferred securities of FBA are traded on the New York Stock Exchange with the ticker symbol "FBAPrt." As of March 20, 2001, there were approximately 235 record holders of preferred securities. This number does not include any persons or entities that hold their preferred securities in nominee or "street" name through various brokerage firms. The high and low preferred securities prices and the dividends declared for the periods presented are summarized as follows:

                                                    First America Capital Trust - FBAPrt

                                                   2001                 2000                1999            Dividend
                                             ----------------       -------------      -------------
                                             High       Low         High     Low       High      Low        Declared
                                             ----       ---         ----     ---       ----      ---        --------
     First quarter.....................     $25.00     21.63       23.00    19.50     26.25    24.75       $ 0.53125
     Second quarter....................      25.05     23.95       23.88    20.69     26.25    24.31         0.53125
     Third quarter.....................      25.80     24.80       23.75    21.13     25.25    22.50         0.53125
     Fourth quarter....................                            22.63    20.75     24.50    21.94         0.53125

For information concerning First Banks, please contact:

    Allen H. Blake
    President and Chief Operating Officer
    600 James S. McDonnell Boulevard
    Hazelwood, Missouri 63042
    Telephone - (314) 592-5000



Transfer Agent:

    State Street Bank and Trust Company
    Corporate Trust Department
    P. O. Box 778
    Boston, Massachusetts 02102-0778
    Telephone - (800) 531-0368
    www.statestreet.com

================================================================================
                                TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Summary.......................................                              1
Risk Factors..................................                              9
Special Note Regarding Forward-Looking
   Statements.................................                             17
Use of Proceeds...............................                             17
Accounting Treatment..........................                             18
Market For the Trust Preferred Securities.....                             18
Capitalization................................                             19
Selected Consolidated and Other Financial
   Data ......................................                             20
Management's Discussion and Analysis of
   Financial Condition and Results of
   Operations.................................                             21
Business......................................                             57
Management....................................                             63
Description of the Trust......................                             65
Description of the Preferred Securities.......                             66
Description of the Subordinated
   Debentures.................................                             79
Book-entry Issuance...........................                             90
Description of the Guarantee..................                             92
Relationship Among the Preferred
   Securities, the Subordinated
   Debentures and the Guarantee...............                             94
Federal Income Tax Consequences...............                             96
ERISA Considerations..........................                            102
Underwriting..................................                            102
Legal Matters.................................                            105
Where You Can Find Information................                            105
Experts.......................................                            105
Documents Incorporated by Reference...........                            106
Index to Consolidated Financial
   Statements.................................                            107


o You should only rely on the information contained or incorporated by reference in this prospectus. We have not, and our underwriters have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.
o We are not, and our underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.
o You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only.
o This prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any securities other than the securities to which it relates.
================================================================================
================================================================================

================================================================================
================================================================================

                         1,600,000 Preferred Securities


                                 FIRST PREFERRED
                                CAPITAL TRUST III


                          % Cumulative Trust Preferred
                                   Securities

                           (Liquidation Amount $25 per
                               Preferred Security)



                     Fully, irrevocably and unconditionally
                     guaranteed on a subordinated basis, as
                        described in this prospectus, by


                                FIRST BANKS, INC.

                                 ---------------


                                   $40,000,000
                            % Subordinated Debentures
                                       of

                                FIRST BANKS, INC.



                                  -------------

                                   Prospectus
                                           , 2001

                                  -------------


                           Stifel, Nicolaus & Company
                                  Incorporated

                              Dain Rauscher Wessels

                              Fahnestock & Co. Inc.


================================================================================
================================================================================



                                FIRST BANKS, INC.

                PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

           SEC Registration Fee...................................................   $ 11,500
           NASD Filing Fee........................................................      5,100
           Nasdaq Listing Fee.....................................................      1,000
           Blue Sky Qualification Fees and Expenses...............................      3,000
           Accounting Fees and Expenses...........................................     50,000
           Legal Fees and Expenses................................................    105,000
           Printing and Engraving Expenses........................................     50,000
           Trustees' Fees and Expenses............................................     20,000
           Miscellaneous..........................................................     29,400
                                                                                     --------
           Total..................................................................   $275,000
                                                                                     ========

Item 15. Indemnification of Directors and Officers

         The Registrant is a Missouri corporation. Section 351.355.1 of the Revised Statutes of Missouri provides that a corporation may indemnify a director, officer, employee or agent of the corporation in any action, suit or proceeding other than an action by or in the right of the corporation, against expenses (including attorneys' fees), judgments, fines and settlement amounts actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 351.355.2 provides that the corporation may indemnify any such person in any action or suit by or in the right of the corporation against expenses (including attorneys' fees) and settlement amounts actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that he may not be indemnified in respect of any claim, issue or matter in which he has been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless authorized by the court. Section 351.355.3 provides that a corporation shall indemnify any such person against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the action, suit or proceeding if he has been successful in defense of such action, suit or proceeding and if such action, suit or proceeding is one for which the corporation may indemnify him under
Section 351.355.1 or 351.355.2. Section 351.355.7 provides that a corporation shall have the power to give any further indemnity to any such person, in addition to the indemnity otherwise authorized under Section 351.355, provided such further indemnity is either (i) authorized, directed or provided for in the articles of incorporation of the corporation or any duly adopted amendment thereof or (ii) is authorized, directed or provided for in any bylaw or agreement of the corporation which has been adopted by a vote of the stockholders of the corporation, provided that no such indemnity shall indemnify any person from or on account of such person's conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct.

         Article Nine of the Restated Articles of Incorporation of First Banks provides that First Banks shall indemnify its officers and directors in all actions, whether derivative, nonderivative, criminal, administrative or investigative, if such party's conduct is not finally adjudged to be gross negligence or willful misconduct. This is a lower standard than that set forth in the statute described in the preceding paragraph. Pursuant to a policy of directors' and officers' liability insurance, with total annual limits of $10 million, officers and directors of First Banks are insured, subject to the limits, retention, exceptions and other terms and conditions of such policy, against liability for any actual or alleged error, misstatement, misleading statement, act or omission, or neglect or breach of duty by the directors or officers of First Banks in the discharge of their duties solely in their capacity as directors or officers of First Banks, individually or collectively, or any matter claimed against them solely by reason of their being directors or officers of First Banks. Under the Trust Agreement, First Banks will agree to indemnify each of the Trustees of First Preferred Capital Trust III (First Capital III) or any predecessor Trustee for First Capital III, and to hold each Trustee harmless against, any loss, damage, claims, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of the Trust Agreement, including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties under the Trust Agreement. First Banks and First Capital III have agreed to indemnify the Underwriters, and the Underwriters have agreed to indemnify First Capital III and First Banks against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended. Reference is made to the Underwriting Agreement filed as Exhibit 1.1 herewith.

Item 16. Exhibits

         (a)   Exhibits-- See Exhibit Index on Page II-6 hereof.

Item 17. Undertakings

         (a) The undersigned Registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer, or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or person in connection with the securities being registered, each Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (c)      The undersigned Registrants hereby undertake that:

                  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the

         Registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, First Banks certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri on October 15, 2001.

                                         FIRST BANKS, INC.


                                         By: /s/James F. Dierberg
                                             ----------------------------------
                                                James F. Dierberg, Chairman of
                                                 the Board and Chief Executive
                                                 Officer

         Pursuant to the requirements of the Securities Act of 1933, First Preferred Capital Trust III certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, and the State of Missouri on October 15, 2001.

                                         FIRST PREFERRED CAPITAL TRUST III

                                         By: /s/James F. Dierberg
                                             ----------------------------------
                                                James F. Dierberg, Trustee

                                         By: /s/Allen H. Blake
                                             ----------------------------------
                                                Allen H. Blake, Trustee

                                         By: /s/Lisa K. Vansickle
                                             ----------------------------------
                                                Lisa K. Vansickle, Trustee

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James F. Dierberg, Allen H. Blake and Lisa K. Vansickle and each of them (with full power to each of them to act alone), his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                   Signature                                       Title                               Date

/s/ James F. Dierberg                              Chairman of the Board of Directors and        October 15, 2001
--------------------------------------------
              James F. Dierberg                      Chief Executive Officer (Principal
                                                             Executive Officer)

/s/ Allen H. Blake                                Director and President, Chief Operating        October 15, 2001
--------------------------------------------
               Allen H. Blake                       Officer, Chief Financial Officer and
                                                                 Secretary
                                                       (Principal Financial Officer)

/s/ Michael J. Dierberg                                           Director                       October 15, 2001
--------------------------------------------
             Michael J. Dierberg


/s/ Gordon A. Gundaker                                            Director                       October 15, 2001
--------------------------------------------
             Gordon A. Gundaker


/s/ David L. Steward                                              Director                       October 15, 2001
--------------------------------------------
              David L. Steward


/s/ Hal J. Upbin                                                  Director                       October 15, 2001
--------------------------------------------
               Hal J. Upbin


/s/ Douglas H. Yaeger                                             Director                       October 15, 2001
--------------------------------------------
              Douglas H. Yaeger


/s/ Donald W. Williams                                            Director                       October 15, 2001
--------------------------------------------
             Donald W. Williams


/s/ Lisa K. Vansickle                               Senior Vice President and Controller         October 15, 2001
--------------------------------------------
              Lisa K. Vansickle                        (Principal Accounting Officer)


                                  EXHIBIT INDEX


1.1      Form of Underwriting Agreement.

4.1      Form of Indenture.

4.2      Form of Subordinated Debenture (included as Exhibit A to Exhibit 4.1).

4.3      Certificate of Trust of First Preferred Capital Trust III.

4.4      Trust Agreement of First Preferred Capital Trust III.

4.5 Form of Amended and Restated Trust Agreement of First Preferred Capital Trust III.

4.6 Form of Preferred Security Certificate of First Preferred Capital Trust III (included as an exhibit to Exhibit 4.5).

4.7 Form of Preferred Securities Guarantee Agreement for First Preferred Capital Trust III.

4.8 Form of Agreement as to Expenses and Liabilities (included as an exhibit to Exhibit 4.5).

5.1      Opinion of Jackson Walker L.L.P.

5.2      Opinion of Richards, Layton & Finger, P.A.

8.1 Opinion of Jackson Walker L.L.P. as to certain federal income tax matters.

10.6 $120,000,000 Secured Credit Agreement, dated as of August 23, 2001, among First Banks, Inc. and Wells Fargo Bank Minnesota, National Association, American National Bank and Trust Company of Chicago, Harris Trust and Savings Bank, The Northern Trust Company, Union Bank of California N.A., SunTrust Bank, Nashville, LaSalle Bank National Association and Wells Fargo Bank Minnesota, National Association, as Agent.

12.1 Statement Regarding Computation of Ratio of Earnings to Combined Fixed Charges.

23.1     Consent of KPMG LLP, Independent Auditors.

23.2 Consent of Jackson Walker L.L.P. (to be included in their opinions filed herewith as Exhibits 5.1 and 8.1).

23.3 Consent of Richards, Layton & Finger, P.A. (included in their opinion filed herewith as Exhibit 5.2).

24.1     Power of Attorney (included on the signature page).

25.1 Form T-1 Statement of Eligibility of State Street Bank and Trust Company of Connecticut, National Association to act as trustee under the Indenture.

25.2 Form T-1 Statement of Eligibility of State Street Bank and Trust Company of Connecticut, National Association to act as trustee under Amended and Restated Trust Agreement.

25.3 Form T-1 Statement of Eligibility of State Street Bank and Trust Company of Connecticut, National Association to act as trustee under the Preferred Securities Guarantee Agreement.

                                                                     Exhibit 1.1
                         1,600,000 Preferred Securities
                        First Preferred Capital Trust III

                  ______% Cumulative Trust Preferred Securities
              (Liquidation Amount of $25.00 per Preferred Security)


                             UNDERWRITING AGREEMENT
                             ----------------------
                                                             ____________, 2001



STIFEL, NICOLAUS & COMPANY, INCORPORATED
One Financial Plaza
501 North Broadway, 9th Floor
St. Louis, Missouri 63102

DAIN RAUSCHER WESSELS, a division of
DAIN RAUSCHER INCORPORATED
60 South Sixth Street, 18th Floor
Minneapolis, Minnesota 55402

FAHNESTOCK & CO. INC.
125 Broad Street
New York, New York 10004

As Representatives of the Several Underwriters named in Schedule I hereto

Dear Sirs:

         First Banks, Inc., a Missouri corporation (the "Company"), and its financing subsidiary, First Preferred Capital Trust III, a Delaware business trust (the "Trust," and hereinafter together with the Company, the "Offerors"), propose that the Trust issue and sell to the several underwriters listed on
Schedule I hereto (the "Underwriters"), pursuant to the terms of this Agreement, 1,600,000 of the Trust's _____% Cumulative Trust Preferred Securities, with a liquidation amount of $25.00 per preferred security (the "Preferred Securities"), to be issued under the Trust Agreement (as hereinafter defined), the terms of which are more fully described in the Prospectus (as hereinafter defined). The aforementioned 1,600,000 Preferred Securities to be sold to the Underwriters are herein called the "Firm Preferred Securities." Solely for the purpose of covering over-allotments in the sale of the Firm Preferred Securities, the Offerors further propose that the Trust issue and sell to the Underwriters, at their option, up to an additional 240,000 Preferred Securities (the "Option Preferred Securities") upon exercise of the over-allotment option granted in Section 1 hereof. The Firm Preferred Securities and any Option Preferred Securities are herein collectively referred to as the "Designated Preferred Securities." Stifel, Nicolaus & Company, Incorporated, Dain Rauscher Wessels, a division of Dain Rauscher Incorporated and Fahnestock & Co. Inc. are acting jointly as representatives of the Underwriters and in such capacity are sometimes herein referred to as the "Representatives."

         The Offerors hereby confirm as follows their agreement with each of the Underwriters in connection with the proposed purchase of the Designated Preferred Securities.

         1.    Sale, Purchase and Delivery of Designated Preferred Securities;
               ---------------------------------------------------------------
Description of Designated Preferred Securities.
--------------------------------------------------------------------------------

         (a) On the basis of the representations, warranties and agreements herein contained, and subject to the terms and conditions herein set forth, the Offerors hereby agree that the Trust shall issue and sell to each of the Underwriters and each of the Underwriters agrees, severally and not jointly, to purchase from the Trust, at a purchase price of $25.00 per share (the "Purchase Price"), the respective number of Firm Preferred Securities set forth opposite the name of such Underwriter in Schedule I hereto. Because the proceeds from the sale of the Firm Preferred Securities will be used to purchase from the Company its Debentures (as hereinafter defined and as described in the Prospectus), the Company shall pay to each Underwriter a commission of $_________ per Firm Preferred Security purchased (the "Firm Preferred Securities Commission"). The Representatives may by notice to the Company amend Schedule I to add, eliminate or substitute names set forth therein (other than to eliminate the name of the Representatives) and to amend the number of Firm Preferred Securities to be purchased by any firm or corporation listed thereon, provided that the total number of Firm Preferred Securities listed on Schedule I shall equal 1,600,000.

         In addition, on the basis of the representations, warranties and agreements herein contained and subject to the terms and conditions herein set forth, the Trust hereby grants to the Underwriters, severally and not jointly, an option to purchase all or any portion of the 240,000 Option Preferred Securities, and upon the exercise of such option in accordance with this Section 1, the Offerors hereby agree that the Trust shall issue and sell to the Underwriters, severally and not jointly, all or any portion of the Option Preferred Securities at the same Purchase Price per share paid for the Firm Preferred Securities. If any Option Preferred Securities are to be purchased, each Underwriter, severally and not jointly, agrees to purchase from the Trust that proportion (subject to adjustment as the Representatives may determine to avoid fractional shares) of the number of Option Preferred Securities to be purchased that the number of Firm Preferred Securities set forth opposite the name of such Underwriter in Schedule I hereto (or such number increased as set forth in Section 9 hereof) bears to 1,600,000. Because the proceeds from the sale of the Option Preferred Securities will be used to purchase from the Company its Debentures, the Company shall pay to the Underwriters a commission of $________ per Option Preferred Security for each Option Preferred Security purchased (the "Option Preferred Securities Commission"). The option hereby granted (the "Option") shall expire thirty (30) days after the Effective Date (as defined herein) and may be exercised only for the purpose of covering over-allotments which may be made in connection with the offering and distribution of the Firm Preferred Securities. The Option may be exercised in whole or in part at any time (but not more than once) by you giving notice (confirmed in writing) to the Company and the Trust setting forth the number of Option Preferred Securities as to which the Underwriters are exercising the Option and the time, date and place for payment and delivery of certificates for such Option Preferred Securities. Such time and date of payment and delivery for the Option Preferred Securities (the "Option Closing Date") shall be determined by you, but shall not be earlier than two nor later than five full business days after the exercise of such Option, nor in any event prior to the Closing Date (as hereinafter defined). The Option Closing Date may be the same as the Closing Date.

         Payment of the Purchase Price and the Firm Preferred Securities Commission and delivery of certificates for the Firm Preferred Securities shall be made at the offices of Stifel, Nicolaus & Company, Incorporated, One Financial Plaza, 501 North Broadway, Ninth Floor, St. Louis, Missouri 63102, or such other place as shall be agreed to by you and the Offerors, at 10:00 a.m., St. Louis time, on the third (or, if permitted by Rule 15c6-1(c) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), not later than

12:00 p.m. on the fourth) full business day following the date of this Agreement (the "Closing Date"), or unless postponed in accordance with the provisions of
Section 9. If the Underwriters exercise the Option to purchase any or all of the Option Preferred Securities, payment of the Purchase Price and Option Preferred Securities Commission and delivery of certificates for such Option Preferred Securities shall be made on the Option Closing Date at the offices of Stifel, Nicolaus & Company, Incorporated, One Financial Plaza, 501 North Broadway, Ninth Floor, St. Louis, Missouri 63102, or at such other place as the Offerors and you shall determine. Such payments shall be made to an account designated by the Trust by wire transfer of same-day funds, in the amount of the Purchase Price therefor, against delivery by or on behalf of the Trust to you for the respective accounts of the several Underwriters of certificates for the Designated Preferred Securities to be purchased by the Underwriters. Delivery of the Designated Preferred Securities may be made by credit through full FAST transfer to the accounts at The Depository Trust Company ("DTC") designated by the Representatives. The Designated Preferred Securities shall be represented in the form of one or more fully registered global securities in book-entry form registered in the name of the nominee of DTC.

         Time shall be of the essence, and delivery of the certificates for the Designated Preferred Securities at the time and place specified pursuant to this Agreement is a further condition of the obligations of each Underwriter hereunder.

         (b) The Offerors propose that the Trust issue the Designated Preferred Securities pursuant to an Amended and Restated Trust Agreement among State Street Bank and Trust Company of Connecticut, National Association, as Property Trustee named therein, (collectively, the "Trustees"), and the Company, in substantially the form heretofore delivered to the Underwriters, said Agreement being hereinafter referred to as the "Trust Agreement." In connection with the issuance of the Designated Preferred Securities, the Company proposes (i) to issue its ______% Subordinated Debentures due 2031 (the "Debentures") pursuant to an Indenture, to be dated as of _____________, 2001, between the Company and State Street Bank and Trust Company of Connecticut, National Association, as indenture trustee (the "Indenture") and (ii) to guarantee certain payments on the Designated Preferred Securities pursuant to a Guarantee Agreement, to be dated as of ___________, 2001, between the Company and State Street Bank and Trust Company of Connecticut, National Association, as guarantee trustee (the "Guarantee"), to the extent described therein.

         2.       Representations and Warranties.
                  ------------------------------

         The Offerors jointly and severally represent and warrant to, and agree with, each of the Underwriters that:

         (a) The reports filed with the Securities and Exchange Commission (the "Commission") by the Company under the 1934 Act, and the rules and regulations thereunder (the "1934 Act Regulations") at the time the reports were filed with the Commission, complied as to form in all material respects with the requirements of the 1934 Act and the 1934 Act Regulations and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

         (b) The Offerors have prepared and filed with the Commission a registration statement on Form S-2 (File Numbers ______________ and _______________) for the registration of the Designated Preferred Securities, the Guarantee and $47,422,700 aggregate principal amount of Debentures under the Securities Act of 1933, as amended (the "1933 Act"), including the related prospectus subject to completion, and one or more amendments to such registration statement may have been so filed, in each case in conformity in all material respects with the requirements of the 1933 Act, the rules and regulations promulgated thereunder (the "1933 Act Regulations") and the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), and the rules and regulations thereunder. Copies of such registration statement, including any amendments thereto and any documents incorporated by reference therein, each Preliminary Prospectus (as defined herein) contained therein and the exhibits, financial statements and schedules to such registration statement, as finally amended and revised, have heretofore been delivered by the Offerors to the Representatives. After the execution of this Agreement, the Offerors will file with the Commission (A) if such registration statement, as it may have been amended, has been declared by the Commission to be effective under the 1933 Act, a prospectus in the form most recently included in an amendment to such registration statement (or, if no such amendment shall have been filed, in such registration statement), with such changes or insertions as are required by Rule 430A of the 1933 Act Regulations ("Rule 430A") or permitted by Rule 424(b) of the 1933 Act Regulations ("Rule 424(b)") and as have been provided to and not objected to by the Representatives prior to (or as are agreed to by the Representatives subsequent to) the execution of this Agreement, or (B) if such registration statement, as it may have been amended, has not been declared by the Commission to be effective under the 1933 Act, an amendment to such registration statement, including a form of final prospectus, necessary to permit such registration statement to become effective, a copy of which amendment has been furnished to and not objected to by the Representatives prior to (or is agreed to by the Representatives subsequent to) the execution of this Agreement. As used in this Agreement, the term "Registration Statement" means such registration statement, as amended at the time when it was or is declared effective under the 1933 Act, including (1) all financial schedules and exhibits thereto, (2) all documents (or portions thereof) incorporated by reference therein filed under the 1934 Act, and (3) any information omitted therefrom pursuant to Rule 430A and included in the Prospectus (as hereinafter defined); the term "Preliminary Prospectus" means each prospectus subject to completion filed with such registration statement or any amendment thereto including all documents (or portions thereof) incorporated by reference therein under the 1934 Act (including the prospectus subject to completion, if any, included in the Registration Statement and each prospectus filed pursuant to Rule 424(a) under the 1933 Act); and the term "Prospectus" means the prospectus first filed with the Commission pursuant to Rule 424(b)(1) or (4) or, if no prospectus is required to be filed pursuant to Rule 424(b)(1) or (4), the prospectus included in the Registration Statement, in each case including the financial schedules and all documents (or portions thereof) incorporated by reference therein under the 1934 Act. The date on which the Registration Statement becomes effective is hereinafter referred to as the "Effective Date."

         (c) The documents incorporated by reference in the Preliminary Prospectus or Prospectus or from which information is so incorporated by reference, when they became effective or were filed with the Commission, as the case may be, complied in all material respects with the requirements of the 1934 Act and the 1934 Act Regulations, and when read together and with the other information in the Preliminary Prospectus or Prospectus, as the case may be, at the time the Registration Statement became or becomes effective and at the Closing Date and any Option Closing Date, did not or will not, as the case may be, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date that each Preliminary Prospectus was filed with the Commission or as of the date that the Prospectus and any amendment or supplement thereto was filed with the Commission (or, if not filed, on the date provided by the Offerors to the Underwriters in connection with the offering and sale of the Preferred Securities), as the case may be, no event has or will have occurred which should have been set forth in an amendment or supplement to any of the documents incorporated by reference in the Preliminary Prospectus or Prospectus which has not then been set forth in such an amendment or supplement.

         (d) No order preventing or suspending the use of any Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus) has been issued by the Commission, nor has the Commission, to the knowledge of the Offerors, threatened to issue such an order or instituted proceedings for that purpose. Each Preliminary Prospectus, at the time of filing thereof, (A) complied in all material respects with the requirements of the 1933 Act and the 1933 Act Regulations and (B) did not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty does not apply to statements or omissions made in reliance upon and in conformity with information furnished in writing to the Offerors by any of the Underwriters expressly for inclusion in the Prospectus (which includes only the information appearing beneath the heading "Underwriting" and the paragraph immediately following the price table on the cover page of the Prospectus (such information referred to herein as the "Underwriters' Information")). As of the date that each Preliminary Prospectus was filed with the Commission or as of the date that the Prospectus and any amendment or supplement thereto was filed with the Commission (or, if not filed, on the date provided by the Offerors to the Underwriters in connection with the offering and sale of the Preferred Securities), as the case may be, no event has or will have occurred which should have been set forth in an amendment or supplement to the Preliminary Prospectus or Prospectus which has not then been set forth in the Preliminary Prospectus, Prospectus or such an amendment or supplement. Each Preliminary Prospectus and the Prospectus will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system, except to the extent permitted by Regulation S-T.

         (e) The Registration Statement has been declared effective under the 1933 Act, and no post-effective amendment to the Registration Statement has been filed with the Commission as of the date of this Agreement. No stop order suspending the effectiveness of the Registration Statement has been issued and no proceeding for that purpose has been instituted or, to the Company's knowledge, threatened by the Commission. At the Effective Date and at all times subsequent thereto, up to and including the Closing Date and, if applicable, the Option Closing Date, the Registration Statement and any post-effective amendment thereto (A) complied and will comply in all material respects with the requirements of the 1933 Act, the 1933 Act Regulations and the Trust Indenture Act (and the rules and regulations thereunder) and (B) did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, not misleading. At the Effective Date and at all times when the Prospectus is required to be delivered in connection with offers and sales of Designated Preferred Securities, including, without limitation, the Closing Date and, if applicable, the Option Closing Date, the Prospectus, as amended or supplemented,
(A) complied and will comply in all material respects with the requirements of the 1933 Act and the 1933 Act Regulations and the Trust Indenture Act (and the rules and regulations thereunder) and (B) did not contain and will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty does not apply to Underwriters' Information. As of the date that the Registration Statement was filed with the Commission, no event has or will have occurred which should have been set forth in the Registration Statement or an amendment or supplement to the Registration Statement which has not then been set forth in such an amendment or supplement. The Registration Statement will be identical to the electronically transmitted copy thereof filed with the Commission pursuant to its EDGAR system, except to the extent permitted by Regulation S-T.

                  (f) (i) The Company is duly organized, validly existing and in good standing under the laws of the State of Missouri, with full corporate and other power and authority to own, lease and operate its properties and conduct its business as described in and contemplated by the Registration Statement and the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus) and as currently being conducted and is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act").

                     (ii) The  Trust  has  been  duly  created  and  is  validly existing as a statutory business  trust  in  good  standing  under  the
         Delaware Business Trust Act with the power and authority (trust and other) to own its property and conduct its business as described in the Registration Statement and Prospectus, to issue and sell its common securities (the "Common Securities") to the Company pursuant to the Trust Agreement, to issue and sell the Designated Preferred Securities, to enter into and perform its obligations under this Agreement and to consummate the transactions herein contemplated; the Trust has no subsidiaries and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or the ownership of its property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the Trust; the Trust has conducted and will conduct no business other than the transactions contemplated by this Agreement, the Trust Agreement and described in the Prospectus; the Trust is not a party to or bound by any agreement or instrument other than this Agreement, the Trust Agreement and the agreements and instruments contemplated by the Trust Agreement and described in the Prospectus; the Trust has no liabilities or obligations other than those arising out of the transactions contemplated by this Agreement and the Trust Agreement and described in the Prospectus; the Trust is not a party to or subject to any action, suit or proceeding of any nature; the Trust is, and at the Closing Date or any Option Closing Date will be, classified as a grantor trust for United States federal income tax purposes; the Trust is not, and at the Closing Date or any Option Closing Date will not be, to the knowledge of the Offerors, classified as an association taxable as a corporation for United States federal income tax purposes; and the Trust is, and as of the Closing Date or any Option Closing Date will be, treated as a consolidated subsidiary of the Company pursuant to accounting principles generally accepted in the United States of America.

         (g) The Company has sixteen (16) direct or indirect subsidiaries that have material ongoing operations. They are listed on Exhibit A attached hereto
                                                       ----------
and incorporated herein (the "Subsidiaries").  Except as set forth as Exhibit B,
                                                                      ---------
the Company does not own or control, directly or indirectly, more than 5% of any class of equity security of any corporation, association or other entity that conducts material ongoing operations other than the Subsidiaries. First Bank and First Bank & Trust are collectively referred to as the "Banks." Each Subsidiary is a bank holding company, state bank, trust company, business trust or corporation duly organized or incorporated (as applicable), validly existing and in active status or good standing, as applicable, with all applicable Regulators (as defined below) and under the laws of its respective jurisdiction of organization or incorporation. Each such Subsidiary has full corporate and other power and authority to own, lease and operate its properties and to conduct its business as described in and contemplated by the Registration Statement and the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus) and as currently being conducted. The deposit accounts of the Banks are insured by the Bank Insurance Fund or Savings Association Insurance Fund, both administered by the Federal Deposit Insurance Corporation (the "FDIC") up to the maximum amount provided by law; and no proceedings for the modification, termination or revocation of any such insurance are pending or, to the knowledge of the Offerors, threatened.

         (h) The Company and each of the Subsidiaries is duly qualified or authorized to transact business as a foreign corporation and is in active status or good standing, as applicable, in each other jurisdiction in which it owns or leases property or conducts its business so as to require such qualification or authorization and in which the failure to be so qualified or authorized would, individually or in the aggregate, have a material adverse effect on the condition (financial or otherwise), earnings, affairs, business, prospects or results of operations of the Company and the Subsidiaries on a consolidated basis. All of the issued and outstanding shares of capital stock of the Subsidiaries (A) have been duly authorized and are validly issued, (B) are fully paid and nonassessable except to the extent such shares may be deemed assessable under 12 U.S.C. Section 1831o or under applicable state banking law, and (C) except as disclosed in the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus), are directly or indirectly owned by the Company free and clear of any security interest, mortgage, pledge, lien, encumbrance, restriction upon voting or transfer, preemptive rights, claim or equity.

         (i) The capital stock of the Company and the equity securities of the Trust conform to the description thereof contained in the Registration Statement and Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus). The outstanding shares of capital stock and equity securities of each Offeror have been duly authorized and validly issued and are fully paid and nonassessable, and no such shares were issued in violation of the preemptive or similar rights of any security holder of an Offeror; no person has any preemptive or similar right to purchase any shares of capital stock or equity securities of the Offerors. Except as disclosed in the Registration Statement and Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus), there are no outstanding rights, options or warrants to acquire any securities of the Offerors or the Subsidiaries, and there are no outstanding securities convertible into or exchangeable for any securities of the Offerors or the Subsidiaries and no restrictions upon the voting or transfer of any capital stock of the Company or equity securities of the Trust pursuant to the Company's corporate charter or bylaws, the Trust Agreement or any agreement or other instrument to which an Offeror is a party or by which an Offeror is bound. The Company has an authorized and outstanding capitalization as set forth in the Registration Statement and the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus).

                  (j) (i) The  Trust  has  all  requisite power and authority to issue, sell and deliver the Designated Preferred Securities in accordance with and upon the terms and conditions set forth in this Agreement, the Trust Agreement, the Registration Statement and the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus). All corporate and trust action required to be taken by the Offerors for the authorization, issuance, sale and delivery of the Designated Preferred Securities in accordance with such terms and conditions has been validly and sufficiently taken. The Designated Preferred Securities, when delivered and paid for in accordance with this Agreement, will be duly and validly issued and outstanding, will be fully paid and nonassessable undivided beneficial interests in the assets of the Trust, will be entitled to the benefits of the Trust Agreement, will not be issued in violation of or subject to any preemptive or similar rights, and will conform to the description thereof contained in the Registration Statement and the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus) and the Trust Agreement. None of the Designated Preferred Securities, immediately prior to delivery, will be subject to any security interest, lien, mortgage, pledge, encumbrance, restriction upon voting or transfer, preemptive rights, claim or equity.

                      (ii) The   Debentures   have   been   duly   and   validly
         authorized, and, when duly and validly executed, authenticated and issued as provided in the Indenture and delivered against payment thereof to the Trust pursuant to the Trust Agreement, will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms, except to the extent that enforcement thereof may be limited by bankruptcy, insolvency, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity, and except as any indemnification or contribution provisions thereof may be limited under applicable securities laws, will be in the form contemplated by, and entitled to the benefits of, the Indenture, will conform to the description thereof contained in the Prospectus and will be owned by the Trust free and clear of any security interest, mortgage, pledge, lien, encumbrance, restriction upon transfer, preemptive rights, claim or equity.

                      (iii) The Guarantee has been duly and validly authorized, and, when duly and validly executed and delivered to the guarantee trustee for the benefit of the holders of the Designated
         Preferred Securities, will constitute a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that enforcement thereof may be limited by bankruptcy, insolvency, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity, and will conform to the description thereof contained in the Prospectus.

                      (iv) The Agreement as to Expenses and Liabilities between the Company and the Trust (the "Expense Agreement") has been duly and validly authorized, and, when duly and validly executed and delivered by the Company, will constitute a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that enforcement thereof may be limited by bankruptcy, insolvency, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity, and will conform to the description thereof contained in the Prospectus.

         (k) The Offerors and the Subsidiaries have complied with all foreign, federal, state and local statutes, regulations, ordinances and rules applicable to the ownership and operation of their properties or the conduct of their businesses as described in or contemplated by the Registration Statement and the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus) and as currently being conducted, except where the failure to be in compliance would not have a material adverse effect upon the condition (financial or otherwise), earnings, affairs, business, prospects or results of operations of the Offerors and the Subsidiaries on a consolidated basis.

         (l) The Offerors  and the  Subsidiaries  have all  permits,  easements, consents, licenses, franchises and other governmental and regulatory authorizations from all appropriate federal, state, local or other public authorities ("Permits") as are necessary to own and lease their properties and conduct their businesses in the manner described in and contemplated by the Registration Statement and the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus), except where the failure to have such Permits would not have a material adverse effect upon the condition (financial or otherwise), earnings, affairs, business, prospects or results of operations of the Offerors and the Subsidiaries on a consolidated basis. All material Permits are in full force and effect and each of the Offerors and the Subsidiaries are in all material respects complying therewith, and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or will result in any other material impairment of the rights of the holder of any material Permit, subject in each case to such qualification as may be adequately disclosed in the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus). No material Permit contains any restriction that would materially impair the ability of the Company or the Subsidiaries to conduct their businesses in the manner consistent with their past practices. Neither the Offerors nor any of the Subsidiaries has received notice or otherwise has knowledge of any proceeding or action relating to the revocation or modification of any material Permit.

         (m) Neither of the Offerors nor any of the Subsidiaries is in breach or violation of its corporate charter, by-laws or other governing documents (including without limitation, the Trust Agreement) in any material respect. Neither of the Offerors nor any of the Subsidiaries is, and to the knowledge of the Offerors no other party is, in violation, breach or default (with or without notice or lapse of time or both) in the performance or observance of any term, covenant, agreement, obligation, representation, warranty or condition contained in (A) any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease, franchise, license, material Permit or any other agreement or instrument to which it is a party or by which it or any of its properties may be bound, which breach, violation or default could have a material adverse effect on the condition (financial or otherwise), earnings, affairs, business, prospects or results of operations of the Offerors and the Subsidiaries on a consolidated basis, and to the knowledge of the Offerors, no other party has asserted that the Offerors or any of the Subsidiaries is in such violation, breach or default (provided that the foregoing shall not apply to defaults by borrowers from the Banks or lessees from First Capital Group, Inc.), or (B) except as disclosed in the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus), any order, decree, judgment, rule or regulation of any court, arbitrator, government, or governmental agency or instrumentality, domestic or foreign, having jurisdiction over the Offerors or the Subsidiaries or any of their respective properties the breach, violation or default of which could have a material adverse effect on the condition (financial or otherwise), earnings, affairs, business, prospects, or results of operations of the Offerors and the Subsidiaries on a consolidated basis.

         (n) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement, the Trust Agreement, the Registration Statement and the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus) do not and will not conflict with, result in the creation or imposition of any material lien, claim, charge, encumbrance or restriction upon any property or assets of the Offerors or the Subsidiaries or the Designated Preferred Securities pursuant to, constitute a breach or violation of, or constitute a default under, with or without notice or lapse of time or both, any of the terms, provisions or conditions of the charter or by-laws of the Company or the Subsidiaries, the Trust Agreement, the Guarantee, the Indenture, any indenture, mortgage, deed of trust, loan or credit agreement or note, or any material contract, lease, franchise, license, Permit or any other agreement or instrument to which the Offerors or the Subsidiaries is a party or by which any of them or any of their respective properties may be bound or any order, decree, judgment, rule or regulation of any court, arbitrator, government, or governmental agency or instrumentality, domestic or foreign, having jurisdiction over the Offerors or the Subsidiaries or any of their respective properties which conflict, creation, imposition, breach, violation or default would have either singly or in the aggregate a material adverse effect on the condition (financial or otherwise), earnings, affairs, business, prospects or results of operations of the Offerors and the Subsidiaries on a consolidated basis. No authorization, approval, consent or order of or filing, registration or qualification with, any person (including, without limitation, any court, governmental body or authority) is required in connection with the transactions contemplated by this Agreement, the Trust Agreement, the Indenture, the Guarantee, the Registration Statement and the Prospectus, except such as have been obtained under the 1933 Act, the Trust Indenture Act and from the Nasdaq National Market relating to the inclusion of the Designated Preferred Securities, and such as may be required under state securities laws or Interpretations or Rules of the National Association of Securities Dealers, Inc. ("NASD") in connection with the purchase and distribution of the Designated Preferred Securities by the Underwriters.

         (o) The Offerors have all requisite power and authority to enter into this Agreement, and this Agreement has been duly and validly authorized, executed and delivered by the Offerors and constitutes the legal, valid and binding agreement of the Offerors, enforceable against the Offerors in accordance with its terms, except as the enforcement thereof may be limited by general principles of equity and by bankruptcy or other laws relating to or affecting creditors' rights generally and except as any indemnification or contribution provisions thereof may be limited under applicable securities laws. Each of the Indenture, the Trust Agreement, the Guarantee and the Expense Agreement has been duly authorized by the Company, and, when executed and delivered by the Company on the Closing Date, each of said agreements will constitute a valid and legally binding obligation of the Company and will be enforceable against the Company in accordance with its terms, except to the extent that enforcement thereof may be limited by bankruptcy, insolvency, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity and except as any indemnification or contribution provisions thereof may be limited under applicable securities laws. Each of the Indenture, the Trust Agreement and the Guarantee has been duly qualified under the Trust Indenture Act and will conform to the description thereof contained in the Prospectus.

         (p) The Company and the Subsidiaries have good and marketable title in fee simple to all real property and good title to all personal property owned by them and material to their business, in each case free and clear of all security interests, liens, mortgages, pledges, encumbrances, restrictions, claims, equities and other defects except such as are referred to in the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus) or such as do not materially affect the value of such property in the aggregate and do not materially interfere with the use made or proposed to be made of such property; and all of the leases under which the Company or the Subsidiaries hold real or personal property are valid, existing and enforceable leases and in full force and effect with such exceptions as are not material and do not materially interfere with the use made or proposed to be made of such real or personal property, and neither the Company nor any of the Subsidiaries is in default in any material respect of any of the terms or provisions of any leases.

         (q) KPMG LLP, who have certified the consolidated financial statements of the Company and its subsidiaries, including the notes thereto, included or incorporated by reference in the Registration Statement and Prospectus, are independent public accountants with respect to the Company and its subsidiaries, as required by the 1933 Act and the 1933 Act Regulations.

         (r) The consolidated financial statements including the notes thereto, included or incorporated by reference in the Registration Statement and the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus) with respect to the Company and its subsidiaries comply in all material respects with the 1933 Act and the 1933 Act Regulations and present fairly the consolidated financial position of the Company and its subsidiaries as of the dates indicated and the consolidated statements of income, cash flows and changes in stockholders' equity and comprehensive income of the Company and its subsidiaries for the periods specified and have been prepared in conformity with accounting principles generally accepted in the United States of America applied on a consistent basis, except that the interim financial statements are subject to normal year-end adjustments and do not include all footnotes required by accounting principles generally accepted in the United States of America for audited financial statements. The selected consolidated financial data concerning the Offerors and the Company's subsidiaries included in the Registration Statement and the Prospectus (or such Preliminary Prospectus) comply in all material respects with the 1933 Act and the 1933 Act Regulations, have been derived from the financial statements or operating records of the Company, present fairly the information set forth therein, and have been compiled on a basis consistent with that of the consolidated financial statements of the Offerors and the Company's subsidiaries in the Registration Statement and the Prospectus (or such Preliminary Prospectus). The other financial, statistical and numerical information included in the Registration Statement and the Prospectus (or such Preliminary Prospectus) complies in all material respects with the 1933 Act and the 1933 Act Regulations, has been derived from the financial statements or operating records of the Company, presents fairly the information shown therein, and to the extent applicable has been compiled on a basis consistent with the consolidated financial statements of the Company and its subsidiaries included in the Registration Statement and the Prospectus (or such Preliminary Prospectus).

         (s) Since the respective dates as of which information is given in the Registration Statement and the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus), except as otherwise stated therein:

                   (i) neither of the Offerors nor any of the Subsidiaries has sustained any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree which is material to the condition (financial or otherwise), earnings, affairs, business, prospects or results of operations of the Offerors and the Subsidiaries on a consolidated basis;

                   (ii) there has not been any material adverse change in, or any development which is reasonably likely to have a material adverse effect on, the condition (financial or otherwise), earnings, affairs, business, prospects or results of operations of the Offerors and the Subsidiaries on a consolidated basis, whether or not arising in the ordinary course of business;

                   (iii) neither of the Offerors nor any of the Subsidiaries has incurred any liabilities or obligations, direct or contingent, or entered into any material transactions, other than in the ordinary course of business, which are material to the condition (financial or otherwise), earnings, affairs, business, prospects or results of operations of the Offerors and the Subsidiaries on a consolidated basis;

                   (iv) neither of the Offerors has declared or paid any dividend and neither of the Offerors nor any of the Subsidiaries has become delinquent in the payment of principal or interest on any outstanding borrowings;

                   (v) there has not been any change in the capital stock, trust preferred securities, long-term debt, obligations under capital leases or, other than in the ordinary course of business, short-term borrowings of the Offerors or the Subsidiaries; and

                   (vi) there has not occurred any other event and there has arisen no set of circumstances required by the 1933 Act or the 1933 Act Regulations to be disclosed in the Registration Statement or Prospectus which has not been so set forth in the Registration Statement or such Prospectus as fairly and accurately summarized therein.

         (t) Except as set forth in the Registration Statement and the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus), no charge, investigation, action, suit or proceeding is pending or, to the knowledge of the Offerors, threatened, against or affecting the Offerors or the Subsidiaries or any of their respective properties before or by any court or any regulatory, administrative or governmental official, commission, board, agency or other authority or body, or any arbitrator, wherein an unfavorable decision, ruling or finding would have a material adverse effect on the consummation of this Agreement or the transactions contemplated herein or the condition (financial or otherwise), earnings, affairs, business, prospects or results of operations of the Offerors and the Subsidiaries on a consolidated basis or which is required to be disclosed in the Registration Statement or the Prospectus (or such Preliminary Prospectus) and is not so disclosed.

         (u) There are no contracts or other documents required to be filed as exhibits to the Registration Statement by the 1933 Act or the 1933 Act Regulations or the Trust Indenture Act (or any rules or regulations thereunder) which have not been filed as exhibits to or incorporated by reference into the Registration Statement, or that are required to be summarized in the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus) that are not so summarized.

         (v) Neither of the Offerors has taken, directly or indirectly, any action causing or resulting in or which has constituted or which might reasonably be expected to cause or result in stabilization or manipulation of any security of the Offerors in connection with the sale or resale of the Designated Preferred Securities in violation of the Commission's rules and regulations, including, but not limited to, Regulation M, nor is either Offeror aware of any such action having been taken or to be taken by any affiliate of the Offerors.

         (w) The Offerors and the Subsidiaries own, or possess adequate rights to use, all patents, copyrights, trademarks, service marks, trade names and other rights necessary to conduct the businesses now conducted by them in all material respects or as described in the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus), and neither the Offerors nor the Subsidiaries have received any notice of infringement or conflict with asserted rights of others with respect to any patents, copyrights, trademarks, service marks, trade names or other rights which, individually or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a material adverse effect on the condition (financial or otherwise), earnings, affairs, business, prospects or results of operations of the Offerors and the Subsidiaries on a consolidated basis, and the Offerors do not know of any basis for any such infringement or conflict.

         (x) Except as adequately disclosed in the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus), no labor dispute involving the Company or the Subsidiaries exists or, to the knowledge of the Offerors, is imminent which might be expected to have a material adverse effect on the condition (financial or otherwise), earnings, affairs, business, prospects or results of operations of the Offerors and the Subsidiaries on a consolidated basis or which is required to be disclosed in the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus). Neither the Company nor any of the Subsidiaries has received notice of any existing or threatened labor dispute by the employees of any of its principal suppliers, customers or contractors which might be expected to have a material adverse effect on the condition (financial or otherwise), earnings, affairs, business, prospects or results of operations of the Company and the Subsidiaries on a consolidated basis.

         (y) The Offerors and the Subsidiaries have timely and properly prepared and filed, or have timely and properly filed extensions for, all necessary federal, state, local and foreign tax returns which are required to be filed and have paid all taxes shown as due thereon and have paid all other taxes and assessments to the extent that the same shall have become due, except such as are being contested in good faith or where the failure to so timely and properly prepare and file would not have a material adverse effect on the condition (financial or otherwise), earnings, affairs, business, prospects or results of operations of the Offerors and the Subsidiaries on a consolidated basis. The Offerors have no knowledge of any tax deficiency which has been or might be assessed against the Offerors or the Subsidiaries which, if the subject of an unfavorable decision, ruling or finding, would have a material adverse effect on the condition (financial or otherwise), earnings, affairs, business, prospects or results of operations of the Offerors and the Subsidiaries on a consolidated basis.

         (z) Each of the material contracts, agreements and instruments described or referred to in the Registration Statement or the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus) and each contract, agreement and instrument filed as an exhibit to the Registration Statement is in full force and effect and is the legal, valid and binding agreement of the Offerors or the Subsidiaries, enforceable in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity. Except as disclosed in the Prospectus (or such Preliminary Prospectus), to the knowledge of the Offerors, no other party to any such agreement is (with or without notice or lapse of time or both) in breach or default in any material respect thereunder.

         (aa) No relationship, direct or indirect, exists between or among the Offerors or the Subsidiaries, on the one hand, and the directors, officers, trustees, shareholders, customers or suppliers of the Offerors or the Subsidiaries, on the other hand, which is required to be described in the Registration Statement and the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus) which is not adequately described therein.

         (bb) No person has the right to request or require the Offerors or the Subsidiaries to register any securities for offering and sale under the 1933 Act by reason of the filing of the Registration Statement with the Commission or the issuance and sale of the Designated Preferred Securities except as adequately disclosed in the Registration Statement and the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus).

         (cc) The  Designated  Preferred  Securities  have   been  approved  for
inclusion in the Nasdaq National Market, subject to official notice of issuance.

         (dd) Except as described in or contemplated by the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus), there are no contractual encumbrances or restrictions or material legal restrictions required to be described therein, on the ability of any of the Subsidiaries (A) to pay dividends or make any other distributions on its capital stock or to pay any indebtedness owed to the Offerors, (B) to make any loans or advances to, or investments in, the Offerors or (C) to transfer any of its property or assets to the Offerors.

         (ee) Except for Star Lane Trust, neither of the Offerors nor any Subsidiary is an "investment company" or a company "controlled" by an "investment company" within the meaning of the Investment Company Act of 1940, as amended (the "Investment Company Act"). Star Lane Trust has timely and properly prepared and filed all necessary documents and information which are required to be filed with the Commission under the Investment Company Act and has operated in compliance with the Investment Company Act. No order preventing or suspending Star Lane Trust from acting as an "investment company" has been issued by the Commission, nor has the Commission, to the knowledge of the Offerors, threatened to issue such an order or instituted proceedings for that purpose.

         (ff) The Offerors have not distributed and will not distribute prior to the Closing Date any prospectus in connection with the Offering, other than a Preliminary Prospectus, the Prospectus, the Registration Statement and the other materials permitted by the 1933 Act and the 1933 Act Regulations and reviewed by the Representatives.

         (gg) The activities of the Offerors and the Subsidiaries are permitted under applicable federal and state banking laws and regulations. The Company has all necessary approvals, including the approval of the FDIC, the State of
Missouri Division of Finance (the "SMDF"), the California Department of Financial Institutions (the "CDFI") and the Board of Governors of the Federal Reserve System ("FRB"), as applicable, to own the capital stock of the
Subsidiaries. Neither the Company nor any of the Subsidiaries is a party or subject to any agreement or memorandum with, or directive or other order issued by, the FRB, the SMDF, the CDFI, the FDIC or other regulatory authority having jurisdiction over it (each, a "Regulator," and collectively, the "Regulators"), which imposes any restrictions or requirements not generally applicable to entities of the same type as the Company and the Subsidiaries. Neither the Company nor any Subsidiary is subject to any directive from any Regulator to make any material change in the method of conducting their respective businesses, and no such directive is pending or threatened by such Regulators.

         (hh) Each Bank has properly administered all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state and federal law and regulation and common law, except where the failure to be in compliance would not have a material adverse effect upon the condition (financial or otherwise), earnings, affairs, business, prospects or results of operations of the Offerors and the Subsidiaries taken as a whole. No Bank or any directors, officers or employees of any Bank, has committed any material breach of trust with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account in all material respects.

         (ii) The Offerors are eligible for the use of Form S-2.

         (jj) The Offerors and the Subsidiaries are in compliance with all provisions of Section 517.075, Florida Statutes, relating to doing business with the Government of Cuba or with any person or affiliate located in Cuba.

         (kk) Neither the Company nor any Subsidiary has any liability under any "pension plan," as defined in the Employee Retirement Income Security Act of 1974, as amended.

         (ll) Each of the Company and the Subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management's general or specific authorizations, (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America and to maintain asset accountability,
(C) access to assets is permitted only in accordance with management's general or specific authorization and (D) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The books, records and accounts and systems of internal accounting controls of the Company and each of the Subsidiaries comply in all material respects with the requirements of Section 13(b)(2) of the 1934 Act.

         (mm) Other than as contemplated by this Agreement and as disclosed in the Registration Statement, the Company has not incurred any liability for any finder's or broker's fee or agent's commission in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

         (nn) No report or application filed by the Company or any of its Subsidiaries with the FRB, the FDIC, the SMDF, the CDFI or any other state or federal regulatory authority, as of the date it was filed or amended, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading when made or failed to comply in all material respects with the applicable requirements of the FRB, the FDIC, the SMDF, the CDFI or any other state or federal regulatory authority, as the case may be.

         (oo) Based upon current guidelines of the FRB, the Debentures will constitute "Tier 1" capital (as defined in 12 C.F.R. Part 225), subject to applicable regulatory restrictions on the amount thereof that can be included in Tier 1 capital.

         (pp) To the best knowledge of the Offerors, no hazardous substances, hazardous wastes, pollutants or contaminants have been deposited or disposed of in, on or under the properties of the Company or any of the Subsidiaries (including properties owned, managed or controlled by a Subsidiary in connection with its lending activities) during the period in which the Company or the Subsidiary has owned, occupied, managed, controlled or operated such properties, in violation of any environmental, safety, health or similar laws or regulations, orders, decrees or permits relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("Environmental Regulations"), or any order, judgment, decree or permit which would require remedial action under any Environmental Regulation, except for any violations or remedial actions which would not have, in the aggregate, a material adverse effect upon the condition (financial or otherwise), earnings, affairs, business, prospects or results of operations of the Offerors and the Subsidiaries on a consolidated basis. The Company and each of the Subsidiaries (i) is in material compliance with all applicable Environmental Regulations and (ii) has received all permits, licenses, consents or other approvals required under applicable Environmental Regulations to conduct its business, in each case except where the failure to do so would not have a material adverse effect upon the condition (financial or otherwise), earnings, affairs, business, prospects or results of operations of the Offerors and the Subsidiaries on a consolidated basis.

         (qq) None of the Offerors, the Subsidiaries or, to the best knowledge of the Offerors, any other person associated with or acting on behalf of the Offerors or any of the Subsidiaries, including, without limitation, any director, officer, agent, or employee of any of the Subsidiaries or the Company has, directly or indirectly, while acting on behalf of such Offeror or Subsidiary (i) used any corporate funds for unlawful contributions, gifts, entertainment, or other unlawful expenses relating to political activity; (ii) made any unlawful contribution to any candidate for foreign or domestic office, or to any foreign or domestic government officials or employees or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or any jurisdiction thereof or to foreign or domestic political parties or campaigns from corporate funds, or failed to disclose fully any contribution in violation of law; (iii) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any other payment of funds of either or both of the Offerors or a Subsidiary or retained any funds which constitute a violation of any law, rule or regulation or which was or is required to be disclosed in the Registration Statement or the Prospectus pursuant to the requirements of the 1933 Act or the 1933 Act Regulations.

         (rr) The employee benefit plans, including employee welfare benefit plans, of the Company and each of the Subsidiaries (the "Employee Plans") have been operated in material compliance with the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), the

Internal Revenue Code of 1986, as amended (the "Code"), all regulations, rulings and announcements promulgated or issued thereunder and all other applicable governmental laws and regulations (except to the extent such noncompliance would not, in the aggregate, have a material adverse effect upon the condition (financial or otherwise) earnings, affairs, business, prospects or results of operations of the Offerors or the Subsidiaries on a consolidated basis). No reportable event under Section 4043(c) of ERISA has occurred with respect to any Employee Plan of the Company or any of the Subsidiaries for which the reporting requirements have not been waived by the Pension Benefit Guaranty Corporation. No prohibited transaction under Section 406 of ERISA, for which an exemption does not apply, has occurred with respect to any Employee Plan of the Company or any of the Subsidiaries. There are no pending or, to the knowledge of the Offerors, threatened, claims by or on behalf of any Employee Plan, by any employee or beneficiary covered under any such Employee Plan or by any governmental authority or otherwise involving such Employee Plans or any of their respective fiduciaries (other than for routine claims for benefits). All Employee Plans that are group health plans have been operated in material compliance with the group health plan continuation coverage requirements of
Section 4980B of the Code.

         (ss) Except for Missouri Valley Partners, Inc., neither of the Offerors nor any Subsidiary is an "investment adviser" within the meaning of the Investment Advisers Act of 1940, as amended (the "Advisers Act"), required to register, become licensed or qualify as a broker-dealer with the Commission or any state securities authority. Missouri Valley Partners, Inc. is duly registered and has timely and properly prepared and filed all necessary documents and information which are required to be filed with the Commission under the Advisers Act and has operated in compliance with the Advisers Act. All investment adviser representatives employed or otherwise utilized by Missouri Valley Partners, Inc. are licensed and/or registered, in each case if required, with the appropriate federal and/or state authorities. No order preventing or suspending any investment adviser representative of Missouri Valley Partners, Inc. from acting as an "investment adviser representative" has been issued by the Commission or any such state authority, nor has the Commission or any state authority, to the knowledge of the Offerors, threatened to issue such an order or instituted proceedings for that purpose.

         3.  Offering  by the  Underwriters.  After the  Registration  Statement
             ------------------------------
becomes effective or, if the Registration Statement is already effective, after this Agreement becomes effective, the Underwriters propose to offer the Firm Preferred Securities for sale to the public upon the terms and conditions set forth in the Prospectus. The Underwriters may from time to time thereafter reduce the public offering price and change the other selling terms, provided the proceeds to the Trust shall not be reduced as a result of such reduction or change. Because the NASD may view the Preferred Securities as interests in a direct participation program, the offering of the Preferred Securities is being made in compliance with the applicable provisions of Rule 2810 of the NASD's Conduct Rules.

         The Underwriters may reserve and sell such of the Designated Preferred Securities purchased by the Underwriters as the Underwriters may elect to dealers chosen by you (the "Selected Dealers") at the public offering price set forth in the Prospectus less the applicable Selected Dealers' concessions set forth therein, for re-offering by Selected Dealers to the public at the public offering price. The Underwriters may allow, and Selected Dealers may re-allow, a concession set forth in the Prospectus to certain other brokers and dealers.

         4.  Certain  Covenants  of the  Offerors.  The   Offerors  jointly  and
             ------------------------------------
severally covenant with the Underwriters as follows:


         (a) The Offerors shall use their best efforts to cause the Registration Statement and any amendments thereto, if not effective at the time of execution of this Agreement, to become effective as promptly as possible. If the

Registration Statement has become or becomes effective pursuant to Rule 430A and information has been omitted therefrom in reliance on Rule 430A, then, the Offerors will prepare and file in accordance with Rule 430A and Rule 424(b), the Prospectus or, if required by Rule 430A, a post-effective amendment to the Registration Statement (including the Prospectus) containing all information so omitted and will provide evidence satisfactory to the Representatives of such timely filing.

         (b) The Offerors shall notify you immediately, and, if requested by you, shall promptly confirm such notice in writing:

             (i) when the Registration Statement, or any post-effective amendment to the Registration Statement, has become effective, or when the Prospectus or any supplement to the Prospectus or any amended Prospectus has been filed;

             (ii) of  the  receipt  of  any    comments  or  requests  from  the
         Commission relating to the Registration Statement or the Prospectus;

             (iii) of any requestof the  Commission  to amend  or supplement the
         Registration   Statement,  any Preliminary Prospectus or the Prospectus
         or for additional information; and

             (iv) of the issuance by the Commission or any state or other regulatory body of any stop order or other order suspending the effectiveness of the Registration Statement, preventing or suspending the use of any Preliminary Prospectus or the Prospectus, or suspending the qualification of any of the Designated Preferred Securities for offering or sale in any jurisdiction or the institution or threat of institution of any proceedings for any of such purposes. The Offerors shall use their best efforts to prevent the issuance of any such stop order or of any other such order and if any such order is issued, to cause such order to be withdrawn or lifted as soon as possible.

         (c) The Offerors shall furnish to the Underwriters, from time to time without charge, as soon as available, as many copies as the Underwriters may reasonably request of (i) the registration statement as originally filed and of all amendments thereto, in executed form, including exhibits, whether filed before or after the Effective Date, (ii) all exhibits and documents incorporated therein or filed therewith, (iii) all consents and certificates of experts in executed form, (iv) each Preliminary Prospectus and all amendments and supplements thereto, and (v) the Prospectus, and all amendments and supplements thereto.

         (d) During the time when a prospectus is required to be delivered under the 1933 Act, the Offerors shall comply to the best of their ability with the 1933 Act and the 1933 Act Regulations and the 1934 Act and the 1934 Act Regulations so as to permit the completion of the distribution of the Designated Preferred Securities as contemplated herein and in the Trust Agreement and the Prospectus. The Offerors shall not file any amendment to the registration statement as originally filed or to the Registration Statement and shall not file any amendment thereto or make any amendment or supplement to any Preliminary Prospectus or to the Prospectus unless you shall previously have been advised in writing and provided a copy a reasonable time prior to the proposed filings thereof and to which you or counsel for the Underwriters shall not have objected. If it is necessary, in the Company's reasonable opinion or in the reasonable opinion of the Company's counsel to amend or supplement the Registration Statement or the Prospectus in connection with the distribution of the Designated Preferred Securities, the Offerors shall forthwith amend or supplement the Registration Statement or the Prospectus, as the case may be, by preparing and filing with the Commission (provided the Underwriters or counsel for the Underwriters do not reasonably object), and furnishing to you, such number of copies as you may reasonably request of an amendment or amendments of, or a supplement or supplements to, the Registration Statement or the Prospectus, as the case may be (in form and substance reasonably satisfactory to you and counsel for the Underwriters). If any event shall occur as a result of which it is necessary to amend or supplement the Prospectus to correct an untrue statement of a material fact or to include a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or if for any reason it is necessary at any time to amend or supplement the Prospectus to comply with the 1933 Act and the 1933 Act Regulations, the Offerors shall, subject to the second sentence of this subsection (d), forthwith amend or supplement the Prospectus by preparing and filing with the Commission, and furnishing to you, such number of copies as you may reasonably request of an amendment or amendments of, or a supplement or supplements to, the Prospectus (in form and substance satisfactory to you and counsel for the Underwriters) so that, as so amended or supplemented, the Prospectus shall not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

         (e) The Offerors shall use their best efforts to permit the Designated Preferred Securities to be eligible for clearance and settlement through the facilities of DTC.

         (f) The Offerors shall make generally available to their security holders in the manner contemplated by Rule 158 of the 1933 Act Regulations and furnish to you as soon as practicable, but in any event not later than sixteen
(16) months after the Effective Date, a consolidated earnings statement of the Offerors in reasonable detail, covering a period of at least twelve (12) consecutive months beginning after the Effective Date, conforming with the requirements of Section 11(a) of the 1933 Act and Rule 158.

         (g) The Offerors shall use the proceeds from the sale of the Designated Preferred Securities to be sold by the Trust hereunder in the manner specified in the Prospectus under the caption "Use of Proceeds."

         (h) For five years from the Effective Date, the Offerors shall furnish to the Representatives copies of all reports and communications (financial or otherwise) furnished by the Offerors to the holders of the Designated Preferred Securities as a class, copies of all reports and financial statements filed with or furnished to the Commission (other than portions for which confidential treatment has been obtained from the Commission) or with the Nasdaq National Market, any national securities exchange, or other self-regulatory organization, and such other documents, reports and information concerning the business and financial conditions of the Offerors as the Representatives may reasonably request, other than such documents, reports and information for which the Offerors have the legal obligation not to reveal to the Representatives.

         (i) Until the earlier of the Option Closing Date or the expiration of the Option, the Offerors shall not, directly or indirectly, offer for sale, sell or agree to sell or otherwise dispose of any Designated Preferred Securities other than pursuant to this Agreement, any other beneficial interests in the assets of the Trust or any securities of the Trust or the Company that are substantially similar to the Designated Preferred Securities or the Debentures, including any guarantee of such beneficial interests or substantially similar securities, or securities convertible into or exchangeable for or that represent the right to receive any such beneficial interest or substantially similar securities, without the prior written consent of the Representatives.

         (j) The Offerors shall use their best efforts to cause the Designated Preferred Securities to become included in the Nasdaq National Market or in lieu thereof to be listed or quoted on a national securities exchange, and to remain so listed, quoted or included for at least five (5) years from the Effective Date or for such shorter period as may be specified in a written consent of the Representatives, provided this shall not prevent the Company from redeeming the Designated Preferred Securities pursuant to the terms of the Trust Agreement. If the Designated Preferred Securities are then listed and are exchanged for Debentures, the Company will use its best efforts to have the Debentures promptly included in the Nasdaq National Market or a national stock exchange or to be listed, quoted or included on a national securities exchange or other organization in or on which the Designated Preferred Securities are then listed, quoted or included, and to have the Debentures promptly registered under the Exchange Act.

         (k) Subsequent to the date of this Agreement and through the date which is the later of (i) the day following the date on which the Option to purchase the Option Preferred Securities shall expire or (ii) the day following the Option Closing Date with respect to any Option Preferred Securities that the Underwriters shall elect to purchase, except as described in or contemplated by the Prospectus, neither the Offerors nor any of the Subsidiaries shall take any action (or refrain from taking any action) which will result in the Offerors or the Subsidiaries incurring any material liability or obligation, direct or contingent, or enter into any material transaction, except in the ordinary course of business, and there will not be any material change in the financial position, capital stock, or any material increase in long-term debt, obligations under capital leases or, other than in the ordinary course of business, short-term borrowings of the Offerors and the Subsidiaries on a consolidated basis.

         (l) The Offerors shall not, for a period of 180 days after the date hereof, without the prior written consent of the Representatives, purchase, redeem or call for redemption, or prepay or give notice of prepayment (or announce any redemption or call for redemption, or any repayment or notice of prepayment) any of the Offerors' securities.

         (m) The Offerors shall not take, directly or indirectly, any action designed to result in or which has constituted or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Offerors in connection with the sale or resale of the Designated Preferred Securities in violation of the Commission's rules and regulations, including, but not limited to, Regulation M, and the Offerors are not aware of any such action taken or to be taken by any affiliate of the Offerors.

         (n) Prior to the Closing Date (and, if  applicable,  the Option Closing
Date), the Offerors will not issue any press release or other communication directly or indirectly or hold any press conference with respect to the
Offerors, the Subsidiaries or the offering of the Designated Preferred Securities (the "Offering") without your prior consent.

         (o) The Offerors shall inform the Florida Department of Banking and Finance at any time prior to the consummation of the distribution of the Securities by the Underwriters if either of the Offerors or any of the Subsidiaries commences engaging in business with the government of Cuba or with a person or affiliate located in Cuba, with such information to be provided within ninety (90) days after the commencement thereof or after a change occurs with respect to previously reported information.

         5. Payment of Expenses.  Whether or not this Agreement is terminated or
            -------------------
the sale of the Designated Preferred Securities to the Underwriters is consummated, the Company covenants and agrees that it will pay or cause to be paid (directly or by reimbursement) all costs and expenses incident to the performance of the obligations of the Offerors under this Agreement, including:

         (a) the preparation, printing, filing, delivery and shipping of the initial registration statement, the Preliminary Prospectus or Prospectuses, the Registration Statement and the Prospectus and any amendments or supplements thereto, and the printing, delivery and shipping of this Agreement and any other underwriting documents (including, without limitation, selected dealers agreements), the certificates for the Designated Preferred Securities and the Preliminary and Final Blue Sky Memoranda and any legal investment surveys and any supplements thereto;

         (b) all fees, expenses and disbursements of the Offerors' counsel and accountants;

         (c) all fees and disbursements of counsel for the Underwriters in connection with the preparation of the Preliminary and Final Blue Sky Memoranda and any legal investment surveys and any supplements thereto;

         (d) all filing fees and expenses incurred in connection with filings made with the NASD;

         (e) any applicable fees and other expenses incurred in connection with the inclusion of the Designated Preferred Securities and, if applicable, the Guarantee and the Debentures in the Nasdaq National Market;

         (f) the cost of furnishing to you copies of the initial registration statements, any Preliminary Prospectus, the Registration Statement and the Prospectus and all amendments or supplements thereto;

         (g) the costs and charges of any transfer agent or registrar and the fees and disbursements of counsel for any transfer agent or registrar;

         (h) all costs and expenses (including stock transfer taxes) incurred in connection with the printing, issuance and delivery of the Designated Preferred Securities to the Underwriters;

         (i) all expenses incident to the preparation, execution and delivery of the Trust Agreement, the Indenture and the Guarantee; and

         (j) all other costs and expenses incident to the performance of the obligations of the Company hereunder and under the Trust Agreement that are not otherwise specifically provided for in this Section 5.

         If the sale of Designated Preferred Securities contemplated by this Agreement is not completed due to the termination pursuant to the terms hereof (other than pursuant to Section 9 hereof), the Company will pay you your accountable out-of-pocket expenses in connection herewith or in contemplation of the performance of your obligations hereunder, including without limitation travel expenses, reasonable fees, expenses and disbursements of counsel or other out-of-pocket expenses incurred by you in connection with any discussion of the Offering or the contents of the Registration Statement, any investigation of the Offerors and the Subsidiaries, or any preparation for the marketing, purchase, sale or delivery of the Designated Preferred Securities, in each case following presentation of reasonably detailed invoices therefor.

         If the sale of Designated Preferred Securities contemplated by this Agreement is completed, the Company shall not be responsible for payment of fees or disbursements of counsel for the Underwriters other than in accordance with paragraph (c) above, or for the reimbursement of any expenses of the Underwriters.

         6. Conditions of the Underwriters' Obligations.  The obligations of the
            -------------------------------------------
Underwriters to purchase and pay for the Firm Preferred Securities and, following exercise of the Option, the Option Preferred Securities, are subject to the accuracy of the representations and warranties and to compliance with the agreements of the Offerors herein as of the date hereof and as of the Closing Date (or in the case of the Option Preferred Securities, if any, as of the Option Closing Date), to the accuracy of the written statements of the Offerors made pursuant to the provisions hereof, to the performance by the Offerors of their covenants and obligations hereunder and to the following additional conditions:

         (a) If the Registration Statement or any amendment thereto filed prior to the Closing Date has not been declared effective prior to the time of execution hereof, the Registration Statement shall become effective not later than 10:00 a.m., St. Louis time, on the first business day following the time of execution of this Agreement, or at such later time and date as you may agree to in writing. If required, the Prospectus and any amendment or supplement thereto shall have been timely filed in accordance with Rule 424(b) and Rule 430A under the 1933 Act and Section 4(a) hereof. No stop order suspending the effectiveness of the Registration Statement or any amendment or supplement thereto shall have been issued under the 1933 Act or any applicable state securities laws and no proceedings for that purpose shall have been instituted or shall be pending, or, to the knowledge of the Offerors or the Representatives, shall be contemplated by the Commission or any state authority. Any request on the part of the Commission or any state authority for additional information (to be included in the Registration Statement or Prospectus or otherwise) shall have been disclosed to you and complied with to your satisfaction and to the satisfaction of counsel for the Underwriters.

         (b) No Underwriter shall have advised the Company at or before the Closing Date (and, if applicable, the Option Closing Date) that the Registration Statement or any post-effective amendment thereto, or the Prospectus or any amendment or supplement thereto, contains an untrue statement of a fact which, in your opinion, is material or omits to state a fact which, in your opinion, is material and is required to be stated therein or is necessary to make statements therein (in the case of the Prospectus or any amendment or supplement thereto, in light of the circumstances under which they were made) not misleading.

         (c) All corporate proceedings and other legal matters incident to the authorization, form and validity of this Agreement, the Trust Agreement, and the Designated Preferred Securities, and the authorization and form of the Registration Statement and Prospectus, other than financial statements and other financial data, and all other legal matters relating to this Agreement and the transactions contemplated hereby or by the Trust Agreement shall be satisfactory in all material respects to counsel for the Underwriters, and the Offerors and the Subsidiaries shall have furnished to such counsel all documents and information relating thereto that they may reasonably request to enable them to pass upon such matters.

         (d) Jackson Walker L.L.P. ("Jackson Walker"), counsel for the Offerors, shall have furnished to you their signed opinion, dated as of the Closing Date or the Option Closing Date, as the case may be, in form and substance satisfactory to counsel for the Underwriters, to the effect that:

                  (i) The Company has been  duly  incorporated and  is   validly
         existing and in good standing under the laws of the State of Missouri, and is duly registered as a bank holding company under the BHC Act. Each of the Subsidiaries is validly existing and in active status or good standing under the laws of its jurisdiction of incorporation or organization, as the case may be. Each of the Company and the Subsidiaries has full corporate or other power and authority to own or lease its properties and to conduct its business as such business is described in the Prospectus and is currently conducted in all material respects. To the best of such counsel's knowledge, all outstanding shares of capital stock of the Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable except to the extent such shares may be deemed assessable under 12 U.S.C. Section 1831o and, to the best of such counsel's knowledge, except as disclosed in the Prospectus, there are no outstanding rights, options or warrants to purchase any such shares or securities convertible into or exchangeable for any such shares of capital stock of the Subsidiaries;

                  (ii) The capital stock, Debentures and Guarantee of the Company and the equity securities of the Trust conform to the description thereof contained in the Prospectus in all material respects. The capital stock of the Company authorized as of June 30, 2001 is as set forth under the caption "Capitalization" in the Prospectus, and the shares issued and outstanding have been duly authorized and validly issued, and are fully paid and nonassessable, except to the extent that such shares may be deemed assessable under 12 U.S.C. Section 1831o. To the best of such counsel's knowledge, and except as described in the Registration Statement or the Prospectus (or if the Prospectus is not yet in existence, the most recent Preliminary Prospectus) there are no outstanding rights, options or warrants to purchase, no other outstanding securities convertible into or exchangeable for, and no commitments, plans or arrangements to issue, any shares of capital stock of the Company or equity securities of the Trust, except as described in the Prospectus;

                  (iii) The issuance, sale and delivery of the Designated Preferred Securities and Debentures in accordance with the terms and conditions of this Agreement and the Indenture have been duly authorized by all necessary corporate and trust actions of the Offerors. All of the Designated Preferred Securities have been duly and validly authorized and, when delivered in accordance with this
         Agreement will be duly and validly issued, fully paid and nonassessable, and will conform to the description thereof in the Registration Statement, the Prospectus and the Trust Agreement. The Designated Preferred Securities have been approved for inclusion in the Nasdaq National Market subject to official notice of issuance. There are no preemptive or other rights to subscribe for or to purchase, and other than as disclosed in the Prospectus, no restrictions upon the voting or transfer of any shares of capital stock or equity securities of the Offerors or the Subsidiaries pursuant to the corporate charter, by-laws or other governing documents (including without limitation, the Trust Agreement) of the Offerors or any of the Subsidiaries, or, to the best of such counsel's knowledge, any agreement or other instrument to which either Offeror or any of the Subsidiaries is a party or by which either Offeror or any of the Subsidiaries may be bound. The issuance of the Designated Preferred Securities is not subject to preemptive rights;

                  (iv) The Offerors have all requisite corporate and trust power to enter into and perform their obligations under this Agreement, and this Agreement has been duly and validly authorized, executed and delivered by the Offerors and constitutes the legal, valid and binding obligations of the Offerors enforceable in accordance with its terms, except as the enforcement hereof or thereof may be limited by general principles of equity and by bankruptcy or other laws relating to or affecting creditors' rights generally, and except as the indemnification and contribution provisions hereof may be limited under applicable laws and certain remedies may not be available in the case of a non-material breach;

                  (v) Each of the Indenture, the Trust Agreement and the Guarantee has been duly qualified under the Trust Indenture Act, has been duly authorized, executed and delivered by the Company, and is a valid and legally binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, receivership, moratorium and other laws affecting the rights and remedies of creditors generally and of general principles of equity;

                  (vi) The Debentures have been duly authorized, executed, authenticated and delivered by the Company, are entitled to the benefits of the Indenture and are legal, valid and binding obligations of the Company enforceable against the Company in accordance with their terms, subject to the effect of bankruptcy, insolvency, reorganization, receivership, moratorium and other laws affecting the rights and remedies of creditors generally and of general principles of equity;

                  (vii) The Expense Agreement has been duly authorized, executed and delivered by the Company, and is a valid and legally binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, receivership, moratorium and other laws affecting the rights and remedies of creditors generally and of general principles of equity;

                  (viii) To the best of such counsel's knowledge, neither of the Offerors nor any of the Subsidiaries is in breach or violation of, or default under, with or without notice or lapse of time or both, its corporate charter, by-laws or governing document (including without limitation, the Trust Agreement). The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement, and the Trust Agreement do not and will not conflict with, result in the creation or imposition of any material lien, claim, charge, encumbrance or restriction upon any property or assets of the Offerors or the Subsidiaries or the Designated Preferred Securities pursuant to, or constitute a material breach or violation of, or constitute a material default under, with or without notice or lapse of time or both, any of the terms, provisions or conditions of the charter, by-laws or governing document (including without limitation, the Trust Agreement) of the Offerors or the Subsidiaries, or to the best of such counsel's knowledge, any material contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease, franchise, license or any other agreement or instrument to which either Offeror or the Subsidiaries is a party or by which any of them or any of their respective properties may be bound or any order, decree, judgment, franchise, license, material Permit, or rule or regulation of any court, arbitrator, government, or governmental agency or instrumentality, domestic or foreign, known to such counsel having jurisdiction over the Offerors or the Subsidiaries or any of their respective properties which, in each case, is material to the Offerors and the Subsidiaries on a consolidated basis. No authorization, approval, consent or order of, or filing, registration or qualification with, any person (including, without limitation, any court, governmental body or authority) is required under Delaware law in connection with the transactions contemplated by this Agreement in connection with the purchase and distribution of the Designated Preferred Securities by the Underwriters;

                   (ix) To the best of such counsel's knowledge, holders of securities of the Offerors either do not have any right that, if exercised, would require the Offerors to cause such securities to be included in the Registration Statement or have waived such right. To the best of such counsel's knowledge, neither the Offerors nor any of the Subsidiaries is a party to any agreement or other instrument which grants rights for or relating to the registration of any securities of the Offerors;

                   (x) Except as set forth in the Registration Statement and the Prospectus, to the best of such counsel's knowledge, (i) no action, suit or proceeding at law or in equity is pending or threatened in writing to which any of the Offerors or the Subsidiaries is or could reasonably be expected to become a party, and (ii) no action, suit or proceeding is pending or threatened in writing against or affecting the Offerors or the Subsidiaries or any of their properties, before or by any court or governmental official, commission, board or other administrative agency, authority or body, or any arbitrator, wherein an unfavorable decision, ruling or finding could reasonably be expected to have a material adverse effect on the consummation of this Agreement or the issuance and sale of the Designated Preferred Securities as contemplated herein or the condition (financial or otherwise), earnings, affairs, business, or results of operations of the Offerors and the Subsidiaries on a consolidated basis or which is required to be disclosed in the Registration Statement or the Prospectus and is not so disclosed;

                   (xi) No authorization, approval, consent or order of or filing, registration or qualification with, any person (including, without limitation, any court, governmental body or authority) is required in connection with the transactions contemplated by this Agreement, the Trust Agreement, the Registration Statement and the Prospectus, except such as have been obtained under the 1933 Act, the 1934 Act, and the Trust Indenture Act, and except such as may be required under state securities laws or Interpretations or Rules of the NASD in connection with the purchase and distribution of the Designated Preferred Securities by the Underwriters, as to which such counsel need express no opinion;

                  (xii) The Registration Statement and the Prospectus and any amendments or supplements thereto and any documents incorporated therein by reference (other than the financial statements or other financial or statistical data included therein or omitted therefrom and Underwriters' Information, as to which such counsel need express no opinion) comply as to form in all material respects with the requirements of the 1933 Act and the 1933 Act Regulations as of their respective dates of effectiveness;

                   (xiii) To the best of such counsel's knowledge, there are no contracts, agreements, leases or other documents of a character required to be disclosed in the Registration Statement or Prospectus or to be filed as exhibits to the Registration Statement that are not so disclosed or filed;

                   (xiv) The statements under the captions "Business-Supervision and Regulation," "Description of the Trust," "Description of the Preferred Securities," "Description of the Subordinated Debentures," "Book-Entry Issuance," "Description of the Guarantee," "Relationship Among the Preferred Securities, the Subordinated Debentures and the Guarantee," "Federal Income Tax Consequences," and "ERISA Considerations" in the Prospectus, insofar as such statements constitute a summary of legal and regulatory matters, documents or instruments referred to therein, are accurate descriptions of the matters summarized therein in all material respects and fairly present the information called for with respect to such legal matters, documents and instruments, other than financial and statistical data as to which said counsel shall not be required to express any opinion or belief;

                    (xv) Such counsel has been advised by the staff of the Commission that the Registration Statement has become effective under the 1933 Act; any required filing of the Prospectus pursuant to Rule 424(b) has been made within the time period required by Rule 424(b); to the best of such counsel's knowledge, no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for a stop order are pending or threatened by the Commission;

                    (xvi) Except as described in or contemplated by the Prospectus, to the best of such counsel's knowledge, there are no contractual encumbrances or restrictions, or material legal restrictions required to be described therein on the ability of any of the Subsidiaries (A) to pay dividends or make any other distributions on its capital stock or to pay indebtedness owed to the Offerors, (B) to make any loans or advances to, or investments in, the Offerors or
         (C) to transfer any of its property or assets to the Offerors; and

                    (xvii) To the best of such counsel's knowledge, (A) the business and operations of the Offerors and the Subsidiaries comply in all material respects with all statutes, ordinances, laws, rules and regulations applicable thereto and which are material to the Offerors and the Subsidiaries on a consolidated basis, except in those instances where non-compliance would not materially impair the ability of the Offerors and the Subsidiaries to conduct their business; and (B) the Offerors and the Subsidiaries possess and are operating in all material respects in compliance with the terms, provisions and conditions of all Permits that are required to conduct their businesses as described in the Prospectus and that are material to the Offerors and the Subsidiaries on a consolidated basis, except in those instances where the loss thereof or non-compliance therewith would not have a material adverse effect on the condition (financial or otherwise), earnings, affairs, business, prospects or results of operations of the Offerors and the Subsidiaries on a consolidated basis; to the best of such counsel's knowledge, no action suit or proceeding is pending or threatened which may lead to the revocation, termination, suspension or non-renewal of any such Permit, except in those instances where the loss thereof or non-compliance therewith would not materially impair the ability of the Offerors or the Subsidiaries to conduct their businesses.

         In giving the above opinion, such counsel may state that, insofar as such opinion involves factual matters, they have relied upon certificates of officers of the Offerors including, without limitation, certificates as to the identity of any and all material contracts, indentures, mortgages, deeds of trust, loans or credit agreements, notes, leases, franchises, licenses or other agreements or instruments, and all material Permits, easements, consents, licenses, franchises and government regulatory authorizations, for purposes of paragraphs (viii), (xiii) and (xvi) hereof and certificates of public officials. In giving such opinion, such counsel may rely as to matters of Delaware law upon the opinion of Richards, Layton & Finger, P.A. described herein.

         Such counsel shall also confirm that, in connection with the preparation of the Registration Statement and Prospectus, such counsel has participated in conferences with officers and representatives of the Offerors and with their independent public accountants and with you and your counsel, at which conferences such counsel made inquiries of such officers, representatives and accountants and discussed in detail the contents of the Registration

Statement and Prospectus and the documents incorporated therein by reference (without taking further action to verify independently the statements made in the Registration Statement and the Prospectus, and without assuming responsibility for the accuracy or completeness of such statements, except to the extent expressly provided above) and such counsel has no reason to believe
(A) that the Registration Statement or any amendment thereto (except for the financial statements and related schedules and statistical data and exhibits included therein or omitted therefrom or Underwriters' Information, as to which such counsel need express no opinion), at the time the Registration Statement or any such amendment became effective, contained any untrue statement of a material  fact or  omitted  to state any  material  fact  required  to be stated
therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or (B) that the Prospectus or any amendment or supplement thereto or the documents incorporated therein by reference (except for the financial statements and related schedules and statistical data and exhibits included therein or omitted therefrom or Underwriters' Information, as to which such counsel need express no opinion), at the Effective Date (or, if the term "Prospectus" refers to the prospectus first filed pursuant to Rule 424(b) of the 1933 Act Regulations, at the time the Prospectus was issued), at the time any such amended or supplemented Prospectus was issued, at the Closing Date and, if applicable, the Option Closing Date, contained or contains any untrue statement of a material fact or omitted or omits to state any material fact in order to make the statements therein, in light of the circumstances under which they were made, not misleading, or (C) that there is any amendment to the Registration Statement required to be filed that has not already been filed.

         (e) John S. Daniels, Esq. ("JSD"), counsel for the Offerors, shall have furnished to you his signed opinion, dated as of the Closing Date or the Option Closing Date, as the case may be, in form and substance satisfactory to counsel for the Underwriters, to the effect that, in connection with the preparation of the Registration Statement and Prospectus, such counsel has participated in conferences with officers and representatives of the Offerors and with you and your counsel, at which conferences such counsel made inquiries of such officers and representatives and discussed the contents of the Registration Statement and Prospectus and the documents incorporated therein by reference (without taking further action to verify independently the statements made in the Registration Statement and the Prospectus, and without assuming responsibility for the accuracy or completeness of such statements, except to the extent expressly provided above) and such counsel has no reason to believe (A) that the Registration Statement or any amendment thereto (except for the financial statements and related schedules and statistical data included therein or omitted therefrom or Underwriters' Information, as to which such counsel need express no opinion), at the time the Registration Statement or any such amendment became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or (B) that the Prospectus or any amendment or supplement thereto or the documents incorporated therein by reference (except for the financial statements and related schedules and statistical data included therein or omitted therefrom or Underwriters' Information, as to which such counsel need express no opinion), at the time the Registration Statement became effective (or, if the term "Prospectus" refers to the prospectus first filed pursuant to Rule 424(b) of the 1933 Act Regulations, at the time the Prospectus was issued), at the time any such amended or supplemented Prospectus was issued, at the Closing Date and, if applicable, the Option Closing Date, contained or contains any untrue statement of a material fact or omitted or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, or (C) that there is any amendment to the Registration Statement required to be filed that has not already been filed.

         (f) Richards, Layton & Finger, P.A., special Delaware counsel to the Offerors, shall have furnished to you their signed opinion, dated as of Closing Date or the Option Closing Date, as the case may be, in form and substance satisfactory to counsel for the Underwriters, to the effect that:

                    (i) The   Trust   has   been   duly   created and is validly
         existing in good standing as a business trust under the Delaware Business Trust Act.

                    (ii) The Trust Agreement constitutes a valid and binding obligation of the Company and the Trustees and is enforceable against the Company and the Trustees in accordance with its terms.

                    (iii) Under the Delaware Business Trust Act and the Trust Agreement, the Trust has the trust powers and authority (a) to execute and deliver, and to perform its obligations under this Agreement, (b) to issue and perform its obligations under the Trust Securities; and (c) to conduct its business as described in the Prospectus.

                    (iv) Under  the   Delaware   Business  Trust  Act  and   the
         Trust Agreement, the execution and delivery by the Trust of this Agreement, and the performance by the Trust of its obligations under this Agreement, have been duly authorized by all necessary trust action on the part of the Trust.

                    (v) The  Preferred  Securities  have been duly authorized by the Trust Agreement and are validly issued and subject to the qualification expressed in paragraph (vi) below, fully paid and nonassessable beneficial interests in the assets of the Trust and are entitled to the benefits of the Trust Agreement. The form of Certificate has been duly authorized by the Trust and complies with all applicable requirements of the Delaware Business Trust Act.

                    (vi) Holders of Designated Preferred Securities, as beneficial owners of the Trust, will be entitled to the same limitation of personal liability extended to shareholders of private, for-profit corporations organized under the General Corporation Law of the State of Delaware. Such opinion may note that the holders of Designated Preferred Securities may be obligated to make payments as set forth in the Trust Agreement.

                    (vii) Under the Delaware Business  Trust Act  and  the Trust
         Agreement, the issuance of the Designated Preferred Securities is   not
         subject to preemptive rights.

                   (viii) The issuance and sale by the Trust of the Designated Preferred Securities and the Common Securities, the execution, delivery and performance by the Trust of this Agreement, and the consummation by the Trust of the transactions contemplated by this Agreement, do not violate (a) any provisions of the Trust Agreement, or
         (b) any applicable Delaware law, rule or regulation.

                    (ix) Neither the execution, delivery and performance by the Trust of this Agreement, nor the offering, issuance, sale or delivery of the Preferred Securities, requires the consent or approval of, the withholding of objection on the part of, the giving of notice to, the filing, registration or qualification with, or the taking of any action in respect of, any governmental authority or agency of the State of Delaware, other than the filing of the Certificate of Trust with the Secretary of State.

         Such opinion may state that it is limited to the laws of the State of Delaware and that the opinions expressed in paragraphs (ii) and (iii) above are subject to the effect upon the Trust Agreement, the Debentures, the Indenture, the Guarantee and the Expense Agreement of (i) bankruptcy, insolvency, moratorium, receivership, reorganization, liquidation, fraudulent conveyance and other similar laws relating to or affecting the rights and remedies of creditors generally, (ii) principles of equity, including applicable law relating to fiduciary duties (regardless of whether considered and applied in a proceeding in equity or at law), and (iii) the effect of applicable public policy on the enforceability of provisions relating to indemnification or contribution.

         (g) Bryan Cave LLP, counsel for the Underwriters, shall have furnished you their signed opinion, dated the Closing Date or the Option Closing Date, as the case may be, with respect to the sufficiency of all corporate procedures and other legal matters relating to this Agreement, the validity of the Designated Preferred Securities, the Registration Statement, the Prospectus and such other related matters as you may reasonably request and there shall have been furnished to such counsel such documents and other information as they may request to enable them to pass on such matters. In giving such opinion, Bryan Cave LLP may rely as to matters of fact upon statements and certifications of officers of the Offerors and of other appropriate persons and may rely as to matters of law, other than law of the United States and the State of Missouri, upon the opinions of JSD, Jackson Walker and Richards, Layton & Finger, P.A. described herein.

         (h) On the date of this Agreement and on the Closing Date (and, if applicable, any Option Closing Date), the Representatives shall have received from KPMG LLP a letter, dated the date of this Agreement and the Closing Date (and, if applicable, the Option Closing Date), respectively, in form and substance satisfactory to the Representatives, confirming that they are independent public accountants with respect to Company (which shall be inclusive of its subsidiaries for purposes of this Section 6(g)), within the meaning of the 1933 Act and the 1933 Act Regulations, and stating in effect that:

                    (i) In their opinion, the consolidated financial  statements of the Company audited by them and included in the Registration Statement comply as to form in all material respects with the applicable accounting requirements of the 1933 Act, the 1933 Act Regulations, the 1934 Act and the 1934 Act Regulations.

                    (ii) On the basis of the procedures specified by the American Institute of Certified Public Accountants as described in SAS No. 71, "Interim Financial Information," inquiries of officials of the Company responsible for financial and accounting matters, and such other inquiries and procedures as may be specified in such letter, which procedures do not constitute an audit in accordance with U.S. generally accepted auditing standards, nothing came to their attention that caused them to believe that, if applicable, the unaudited interim consolidated financial statements of the Company included in the
         Registration Statement do not comply as to form in all material respects with the applicable accounting requirements of the 1933 Act, 1933 Act Regulations, including without limitation, Regulation S-K, or are not in conformity with U.S. generally accepted accounting principles applied on a basis substantially consistent, except as noted in the Registration Statement, with the basis for the audited consolidated financial statements of the Company included in the Registration Statement.

                    (iii) On the basis of limited procedures, not constituting an audit in accordance with U.S. generally accepted auditing standards, consisting of a reading of the unaudited interim financial statements and other information referred to below, a reading of the latest available unaudited condensed consolidated financial statements of the Company, inspection of the minute books of the Company since the date of the latest audited financial statements of the Company included or incorporated by reference in the Registration Statement, inquiries of officials of the Company responsible for financial and accounting matters and such other inquiries and procedures as may be specified in such letter, nothing came to their attention that caused them to believe that:

                            (A) as of a specified date not more  than  five days
                  prior to the date of such letter, there have been any changes in the consolidated capital stock of the Company, any increase in the consolidated debt of the Company, any decreases in consolidated total assets or shareholders' equity of the Company, or any changes, decreases or increases in other items specified by the Representatives, in each case as compared with amounts shown in the latest unaudited interim consolidated statement of financial condition of the Company included in the Registration Statement except in each case for changes, increases or decreases which the Registration Statement specifically discloses, have occurred or may occur or which are described in such letter; and

                            (B) for the period  from  the  date  of  the  latest
                  unaudited interim consolidated financial statements of the Company included in the Registration Statement to the specified date referred to in clause (iii)(A), there were any decreases in the consolidated interest income, net interest income, or net income of the Company or in the per share amount of net income of the Company, or any changes, decreases or increases in any other items specified by the Representatives, in each case as compared with the comparable period of the preceding year and with any other period of corresponding length specified by the Representatives, except in each case for increases or decreases which the Registration Statement discloses have occurred or may occur, or which are described in such letter.

                    (iv) In addition to the audit referred to in their report included in the Registration Statement and the limited procedures, inspection of minute books, inquiries and other procedures referred to in paragraphs (ii) and (iii) above, they have carried out certain specified procedures, not constituting an audit in accordance with U.S. generally accepted auditing standards, with respect to certain amounts, percentages and financial information specified by the Representatives which are derived from the general accounting records and consolidated financial statements of the Company which appear in the Registration Statement, and have compared such amounts, percentages and financial information with the accounting records and the material derived from such records and consolidated financial statements of the Company have found them to be in agreement.

         In the event that the letters to be delivered referred to above set forth any such changes, decreases or increases as specified in clauses (iii)(A) or (iii)(B) above, or any exceptions from such agreement specified in clause
(iv) above, it shall be a further condition to the obligations of the Underwriters that the Representatives shall have determined, after discussions with officers of the Company responsible for financial and accounting matters, that such changes, decreases, increases or exceptions as are set forth in such letters do not (x) reflect a material adverse change in the items specified in clause (iii)(A) above as compared with the amounts shown in the latest unaudited consolidated statement of financial condition of the Company included in the Registration Statement, (y) reflect a material adverse change in the items specified in clause (iii)(B) above as compared with the corresponding periods of the prior year or other period specified by the Representatives, or (z) reflect a material change in items specified in clause (iv) above from the amounts shown in the Preliminary Prospectus distributed by the Underwriters in connection with the offering contemplated hereby or from the amounts shown in the Prospectus.

         (i) [Reserved].

         (j) At the Closing Date and, if applicable, the Option Closing Date, you shall have received certificates of the President and Chief Operating Officer and the Executive Vice President and Chief Financial Officer of the Company, which certificates shall be deemed to be made on behalf of the Company dated as of the Closing Date and, if applicable, the Option Closing Date, evidencing satisfaction of the conditions of Section 6(a) and stating that (i) the representations and warranties of the Company set forth in Section 2(a) hereof are accurate as of the Closing Date and, if applicable, the Option Closing Date, and that the Offerors have complied with all agreements and satisfied all conditions on their part to be performed or satisfied at or prior to such Closing Date; (ii) since the respective dates as of which information is given in the Registration Statement and the Prospectus, there has not been any material adverse change in the condition (financial or otherwise), earnings, affairs, business, prospects or results of operations of the Offerors and the Subsidiaries on a consolidated basis; (iii) since such dates there has not been any material transaction entered into by the Offerors or the Subsidiaries other than transactions in the ordinary course of business; and (iv) they have carefully examined the Registration Statement and the Prospectus as amended or supplemented and nothing has come to their attention that would lead them to believe that either the Registration Statement or the Prospectus, or any amendment or supplement thereto as of their respective effective or issue dates, contained, and the Prospectus as amended or supplemented at such Closing Date (and, if applicable, the Option Closing Date), contains any untrue statement of a material fact, or omits to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and (v) covering such other matters as you may reasonably request. The officers' certificate of the Company shall further state that no stop order affecting the Registration Statement is in effect or, to their knowledge, threatened.

         (k) At the Closing Date and, if applicable, the Option Closing Date, you shall have received a certificate of an authorized representative of the Trust to the effect that to the best of his or her knowledge based upon a reasonable investigation, the representations and warranties of the Trust in this Agreement are true and correct as though made on and as of the Closing Date (and, if applicable, the Option Closing Date); the Trust has complied with all the agreements and satisfied all the conditions required by this Agreement to be performed or satisfied by the Trust on or prior to the Closing Date and since the most recent date as of which information is given in the Prospectus, except as contemplated by the Prospectus, the Trust has not incurred any material liabilities or obligations, direct or contingent, or entered into any material transactions not in the ordinary course of business and there has not been any material adverse change in the condition (financial or otherwise) of the Trust.

         (l) On the Closing Date, you shall have received duly executed counterparts of the Trust Agreement, the Guarantee, the Indenture and the Expense Agreement.

         (m) The NASD, upon review of the terms of the public offering of the Designated Preferred Securities, shall not have objected to the Underwriters' participation in such offering.

         (n) Prior to the Closing Date and, if applicable, the Option Closing Date, the Offerors shall have furnished to you and counsel for the Underwriters all such other documents, certificates and opinions as they have reasonably requested.

         All opinions, certificates, letters and other documents shall be in compliance with the provisions hereof only if they are reasonably satisfactory in form and substance to you. The Offerors shall furnish you with conformed copies of such opinions, certificates, letters and other documents as you shall reasonably request.

         If any of the conditions referred to in this Section 6 shall not have been fulfilled when and as required by this Agreement, this Agreement and all of the Underwriters' obligations hereunder may be terminated by you on notice to the Company at, or at any time before, the Closing Date or the Option Closing Date, as applicable. Any such termination shall be without liability of the Underwriters to the Offerors.

         7.       Indemnification and Contribution.
                  --------------------------------

         (a) The Offerors jointly and severally agree to indemnify and hold harmless each Underwriter, each of its directors, officers and agents, and each person, if any, who controls any Underwriter within the meaning of the 1933 Act, against any and all losses, claims, damages, liabilities and expenses (including reasonable costs of investigation and attorneys' fees and expenses), joint or several, arising out of or based upon: (i) any untrue statement or alleged untrue statement of a material fact made by the Company or the Trust contained in Section 2(a) of this Agreement (or any certificate delivered by the Company or the Trust pursuant to Sections 6(j), 6(k) or 6(n) hereof) or the registration statement as originally filed or the Registration Statement, any Preliminary Prospectus or the Prospectus, or in any amendment or supplement thereto; (ii) any omission or alleged omission to state a material fact in the registration statement as originally filed or the Registration Statement, the Preliminary Prospectus or the Prospectus, or in any amendment or supplement thereto, required to be stated therein or necessary to make the statements therein not misleading, and against any and all losses, claims, damages, liabilities and expenses (including reasonable costs of investigation and attorneys' fees), joint or several, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus or the Prospectus, or in any amendment or supplement thereto, or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; or (iii) the enforcement of this indemnification provision or the contribution provisions of Section 7(d); and shall reimburse each such indemnified party for any legal or other expenses as incurred (but in no event less frequently than 30 days after each invoice is submitted, incurred) by them in connection with investigating or defending against or appearing as a third-party witness in connection with any such loss, claim, damage, liability or action, notwithstanding the possibility that payments for such expenses might later be held to be improper, in which case such payments shall be promptly refunded; provided, however, that the Offerors shall not be liable in any such case to the extent, but only to the extent, that any such losses, claims, damages, liabilities and expenses arise out of or are based upon any untrue statement or omission or allegation thereof that has been made therein or omitted therefrom in reliance upon and in conformity with the Underwriters' Information; provided, that the indemnification contained in this paragraph with respect to any Preliminary Prospectus shall not inure to the benefit of any Underwriter (or of any person controlling any Underwriter) to the extent any such losses, claims, damages, liabilities or expenses directly results from the fact that such Underwriter sold Designated Preferred Securities to a person to whom there was not sent or given, at or prior to the written confirmation of such sale, a copy of the Prospectus (as amended or supplemented if any amendments or supplements thereto shall have been furnished to you in sufficient time to distribute same with or prior to the written confirmation of the sale involved), if required by law, and if such loss, claim, damage, liability or expense would not have arisen but for the failure to give or send such person such document. The foregoing indemnity agreement is in addition to any liability the Company or the Trust may otherwise have to any such indemnified party.

         (b) Each Underwriter, severally and not jointly, agrees to indemnify and hold harmless each Offeror, each of its directors, each of its officers who signed the Registration Statement and each person, if any, who controls an Offeror within the meaning of the 1933 Act, to the same extent as required by the foregoing indemnity from the Company to each Underwriter, but only with respect to the Underwriters' Information. The foregoing indemnity agreement is in addition to any liability which any Underwriter may otherwise have to any such indemnified party.

         (c) If any action or claim shall be brought or asserted against any indemnified party or any person controlling an indemnified party in respect of which indemnity may be sought from the indemnifying party, such indemnified party or controlling person shall promptly notify the indemnifying party in writing, and the indemnifying party shall assume the defense thereof, including the employment of counsel reasonably satisfactory to the indemnified party and the payment of all expenses; provided, however, that the failure so to notify the indemnifying party shall not relieve it from any liability which it may have to an indemnified party otherwise than under such paragraph, and further, shall only relieve it from liability under such paragraph to the extent prejudiced thereby. Any indemnified party or any such controlling person shall have the right to employ separate counsel in any such action and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such indemnified party or such controlling person unless (i) the employment thereof has been specifically authorized by the indemnifying party in writing, (ii) the indemnifying party has failed to assume the defense or to employ counsel reasonably satisfactory to the indemnified party or (iii) the named parties to any such action (including any impleaded parties) include both such indemnified party or such controlling person and the indemnifying party and such indemnified party or such controlling person shall have been advised by such counsel that there may be one or more legal defenses available to it that are different from or in addition to those available to the indemnifying party (in which case, if such indemnified party or controlling person notifies the indemnifying party in writing that it elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such action on behalf of such indemnified party or such controlling person) it being understood, however, that the indemnifying party shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys at any time and for all such indemnified parties and controlling persons, which firm shall be designated in writing by the indemnified party(ies) (and, if such indemnified parties are Underwriters, by you, as Representatives). Each indemnified party and each controlling person, as a condition of such indemnity, shall use reasonable efforts to cooperate with the indemnifying party in the defense of any such action or claim. The indemnifying party shall not be liable for any settlement of any such action effected without its written consent, but if there be a final judgment for the plaintiff in any such action, the indemnifying party agrees to indemnify and hold harmless any indemnified party and any such controlling person from and against any loss, claim, damage, liability or expense by reason of such settlement or judgment.

         An indemnifying party shall not, without the prior written consent of each indemnified party, settle, compromise or consent to the entry of any judgment in any pending or threatened claim, action, suit or proceeding in respect of which indemnity may be sought hereunder (whether or not such indemnified party or any person who controls such indemnified party within the meaning of the 1933 Act is a party to such claim, action, suit or proceeding), unless such settlement, compromise or consent includes a release of each such indemnified party reasonably satisfactory to each such indemnified party and each such controlling person from all liability arising out of such claim, action, suit or proceeding or unless the indemnifying party shall confirm in a written agreement with each indemnified party, that notwithstanding any federal, state or common law, such settlement, compromise or consent shall not alter the right of any indemnified party or controlling person to indemnification or contribution as provided in this Agreement.

         (d)  If  the  indemnification   provided  for  in  this  Section  7  is
unavailable or insufficient to hold harmless an indemnified party under paragraphs (a), (b) or (c) hereof in respect of any losses, claims, damages, liabilities or expenses referred to therein, then each indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses (i) in such proportion as is appropriate to reflect the relative benefits received by the Offerors on the one hand and the Underwriters on the other from the offering of the Designated Preferred Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Offerors on the one hand and the Underwriters on the other in connection with the statements or omissions that resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative benefits received by the Offerors on the one hand and the Underwriters on the other shall be deemed to be in the same proportion as the total net proceeds from the offering of the Designated Preferred Securities (before deducting expenses) received by the Offerors bear to the total underwriting discounts, commissions and compensation received by the Underwriters, in each case as set forth in the table on the cover page of the Prospectus. The relative fault of the Offerors on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Offerors or by the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Offerors and the Underwriters agree that it would not be just and equitable if contribution pursuant to this paragraph
(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities and expenses referred to in the first sentence of this paragraph (d) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this paragraph (d), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Designated Preferred Securities underwritten by such Underwriter and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

         For purposes of this paragraph (d), each person who controls an Underwriter within the meaning of the 1933 Act shall have the same rights to contribution as such Underwriter, and each person who controls an Offeror within the meaning of the 1933 Act, each officer and trustee of an Offeror who shall have signed the Registration Statement and each director of an Offeror shall have the same rights to contribution as the Offerors subject in each case to the preceding sentence. The obligations of the Offerors under this paragraph (d) shall be in addition to any liability which the Offerors may otherwise have and the obligations of the Underwriters under this paragraph (d) shall be in addition to any liability that the Underwriters may otherwise have.

         (e) The indemnity and contribution agreements contained in this Section 7 and the representations and warranties of the Offerors set forth in this

Agreement shall remain operative and in full force and effect, regardless of (i) any investigation made by or on behalf of any Underwriter or any person controlling an Underwriter or by or on behalf of the Offerors, or such directors, trustees or officers (or any person controlling an Offeror, (ii) acceptance of any Designated Preferred Securities and payment therefor hereunder and (iii) any termination of this Agreement. A successor of any Underwriter or of an Offeror, such directors, trustees or officers (or of any person controlling an Underwriter or an Offeror) shall be entitled to the benefits of the indemnity, contribution and reimbursement agreements contained in this
Section 7.

         (f) The Company agrees to indemnify the Trust against any and all losses, claims, damages or liabilities that may become due from the Trust under this Section 7.

         8. Termination. You shall have the right to terminate this Agreement at
            -----------
any time by written notice at or prior to the Closing Date or, with respect to the Underwriters' obligation to purchase the Option Preferred Securities, at any time at or prior to the Option Closing Date, without liability on the part of the Underwriters to the Offerors, if:

         (a) Either Offeror shall have failed, refused, or been unable to perform any agreement on its part to be performed under this Agreement, or any of the conditions referred to in Section 6 shall not have been fulfilled, when and as required by this Agreement;

         (b) The Offerors or any of the Subsidiaries shall have sustained any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree which in the judgment of the Representatives materially impairs the investment quality of the Designated Preferred Securities;

         (c) There has been since the respective dates as of which information is given in the Registration Statement or the Prospectus, any materially adverse change in, or any development which is reasonably likely to have a material adverse effect on, the condition (financial or otherwise), earnings, affairs, business, prospects or results of operations of the Offerors and the Subsidiaries on a consolidated basis, whether or not arising in the ordinary course of business;

         (d) There has occurred any outbreak of hostilities or other calamity or crisis or material change in general economic, political or financial conditions, or internal conditions, the effect of which on the financial markets of the United States is such as to make it, in your reasonable judgment, impracticable to market the Designated Preferred Securities or enforce contracts for the sale of the Designated Preferred Securities;

         (e) Trading generally on the New York Stock Exchange, the American Stock Exchange or the Nasdaq National Market shall have been suspended, or minimum or maximum prices for trading shall have been fixed, or maximum ranges for prices for securities shall have been required, by any of said exchanges or market system or by the Commission or any other governmental authority;

         (f) A banking moratorium shall have been declared by either federal, Missouri, Illinois, Texas or California authorities; or

         (g) Any action shall have been taken by any government in respect of its monetary affairs which, in your reasonable judgment, has a material adverse effect on the United States securities markets.

         If this Agreement shall be terminated pursuant to this Section 8, the Offerors shall not then be under any liability to the Underwriters except as provided in Sections 5 and 7 hereof.

         9. Default of  Underwriters.  If any Underwriter or Underwriters  shall
            ------------------------
default in its or their obligations to purchase Designated Preferred Securities hereunder, the other Underwriters shall be obligated severally, in proportion to their respective commitments hereunder, to purchase the Designated Preferred Securities which such defaulting Underwriter or Underwriters agreed but failed to purchase; provided, however, that the non-defaulting Underwriters shall be
              --------   -------
under no  obligation  to  purchase  that  portion of such  Designated  Preferred
Securities to the extent that the aggregate number of Designated Preferred Securities to be purchased by such non-defaulting Underwriters shall exceed 110% of the aggregate underwriting commitments with respect to such non-defaulting Underwriters as set forth in Schedule I hereto, and provided further, that no
                             ----------              --------  -------
non-defaulting Underwriter shall be obligated to purchase Designated Preferred Securities to the extent that the number of such Designated Preferred Securities is more than 110% of such Underwriter's underwriting commitment set forth in
Schedule I hereto.
----------

         In the event that the non-defaulting Underwriters are not obligated under the above paragraph to purchase the Designated Preferred Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase, the Representatives may in their discretion arrange for one or more of the Underwriters or for another party or parties to purchase such Designated Preferred Securities on the terms contained herein. If within one business day after such default the Representatives do not arrange for the purchase of such Designated Preferred Securities, then the Company shall be entitled to a further period of one business day within which to procure another party or parties satisfactory to the Representatives to purchase such Designated Preferred Securities on such terms.

         In the event that the Representatives or the Company do not arrange for the purchase of any Designated Preferred Securities to which a default relates as provided above, this Agreement shall be terminated.

         If the remaining Underwriters or substituted underwriters are required hereby or agree to take up all or a part of the Designated Preferred Securities of a defaulting Underwriter or Underwriters as provided in this Section 9, (i) you shall have the right to postpone the Closing Date for a period of not more than five full business days, in order to effect any changes that, in the opinion of counsel for the Underwriters or the Company, may thereby be made necessary in the Registration Statement or the Prospectus, or in any other documents or agreements, and the Company agrees promptly to file any amendments to the Registration Statement or supplements to the Prospectus which, in its opinion, may thereby be made necessary and (ii) the respective numbers of Designated Preferred Securities to be purchased by the remaining Underwriters or substituted underwriters shall be taken as the basis of their underwriting obligation for all purposes of this Agreement. Nothing herein contained shall relieve any defaulting Underwriter of any liability it may have for damages occasioned by its default hereunder. Any termination of this Agreement pursuant to this Section 9 shall be without liability on the part of any non-defaulting Underwriter or the Company, except for expenses to be paid or reimbursed pursuant to Section 5 and except for the provisions of Section 7.

         10. Effective Date of Agreement.  If the Registration  Statement is not
             ---------------------------
effective at the time of execution of this Agreement, this Agreement shall become effective on the Effective Date at the time the Commission declares the Registration Statement effective. The Company shall immediately notify the Underwriters when the Registration Statement becomes effective.

         If the Registration Statement is effective at the time of execution of this Agreement, this Agreement shall become effective at the earlier of 11:00 a.m. St. Louis time, on the first full business day following the day on which this Agreement is executed, or at such earlier time as the Representatives shall release the Designated Preferred Securities for initial public offering. The Representatives shall notify the Offerors immediately after they have taken any action which causes this Agreement to become effective.

         Until such time as this Agreement shall have become effective, it may be terminated by the Offerors, by notifying you or by you, as Representatives of the several Underwriters, by notifying either Offeror, except that the provisions of Sections 5 and 7 shall at all times be effective.

         11. Representations, Warranties and Agreements to Survive Delivery. The
             --------------------------------------------------------------
representations, warranties, indemnities, agreements and other statements of the Offerors and their officers and trustees set forth in or made pursuant to this Agreement and the agreements of the Underwriters contained in Section 7 hereof shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Offerors or controlling persons of either Offeror, or by or on behalf of the Underwriters or controlling persons of the Underwriters, and shall survive delivery of and payment for the Designated Preferred Securities. The obligations of the Company pursuant to Section 5 shall survive delivery of and payment for the Designated Preferred Securities and shall survive any termination or cancellation of this Agreement.

         12.  Notices.  Except as  otherwise  provided  in this  Agreement,  all
              -------
notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand, mailed by registered or certified mail, return receipt requested, or transmitted by any standard form of telecommunication and confirmed. Notices to either Offeror shall be sent to First Banks, Inc., 600 James S. McDonnell Boulevard, Hazelwood, Misouri 63042
Attention: Allen H. Blake (with a copy to John S. Daniels, Esq., 6440 North Central Expressway, Suite 503, Dallas, Texas 75206 and to Jackson Walker L.L.P., 901 Main Street, Suite 6000, Dallas, Texas 75202, Attention: James S. Ryan, III, Esq.); and notices to the Underwriters shall be sent to Stifel, Nicolaus & Company, Incorporated, One Financial Plaza, 501 North Broadway, 9th Floor, St. Louis, Missouri 63102, Attention: Rick E. Maples, to Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, 60 South Sixth Street, 18th Floor, Minneapolis, Minnesota 55402, Attention: Matt Johnson, and to Fahnestock & Co. Inc., 125 Broad Street, New York, New York 10004, Attention: Corporate Syndicate (with a copy to Bryan Cave LLP, 211 North Broadway, Suite 3600, St. Louis, Missouri 63102, Attention: Harold R. Burroughs, Esq.). In all dealings with the Company under this Agreement, Stifel, Nicolaus & Company, Incorporated, Dain Rauscher Wessels, a division of Dain Rauscher Incorporated and Fahnestock & Co. Inc., shall act jointly as representatives of and on behalf of the several Underwriters, and the Company shall be entitled to act and rely upon any statement, request, notice or agreement on behalf of the Underwriters, made or given by Stifel, Nicolaus & Company, Incorporated, Dain Rauscher Wessels, a division of Dain Rauscher Incorporated and Fahnestock & Co. Inc. on behalf of the Underwriters, as if the same shall have been made or given in writing by the Underwriters. No statement, request, notice, agreement or action issued or taken in connection with the Offering by Stifel, Nicolaus & Company, Incorporated Dain Rauscher Wessels, a division of Dain Rauscher Incorporated or Fahnestock & Co. Inc. acting alone, without the express written agreement of the other party, shall be valid and binding against the other or the several Underwriters.

         13.  Parties.  The  Agreement  herein set forth is made  solely for the
              -------
benefit of the Underwriters and the Offerors and, to the extent expressed, directors, trustees and officers of the Offerors, any person controlling the Offerors or the Underwriters, and their respective successors and assigns. No other person shall acquire or have any right under or by virtue of this

Agreement. The term "successors and assigns" shall not include any purchaser, in his status as such purchaser, from the Underwriters of the Designated Preferred Securities.

         14.  Governing  Law. This  Agreement  shall be governed by  the laws of
              --------------
the State of Missouri, without giving effect to the choice of law or conflicts of law principles thereof.

         15.  Counterparts.  This   Agreement   may be  executed  in one or more
              ------------
counterparts, and when a counterpart has been executed by each party hereto all such counterparts taken together shall constitute one and the same Agreement.



         [The remainder of this page has been left blank intentionally]

         If the foregoing is in accordance with the your understanding of our agreement, please sign and return to us a counterpart hereof, whereupon this shall become a binding agreement between the Company, the Trust and you in accordance with its terms.

                                Very truly yours,

                                FIRST BANKS, INC.


                                By:
                                   --------------------------------------------
                                     Name:
                                     Title:


                                FIRST PREFERRED CAPITAL TRUST III


                                By:
                                   --------------------------------------------
                                     Name:
                                     Title:    Administrative Trustee


CONFIRMED AND ACCEPTED,
as of ____________ _____, 2001


STIFEL, NICOLAUS & COMPANY, INCORPORATED


By:
   --------------------------------------
      Name:
     Title:

DAIN RAUSCHER WESSELS, a division of
DAIN RAUSCHER INCORPORATED


By:
   --------------------------------------
     Name:
     Title:

FAHNESTOCK & CO. INC.


By:
   --------------------------------------
     Name:
     Title:

For  themselves  and as  Representatives  of the several  Underwriters  named in
Schedule I hereto.

                                   SCHEDULE I
                                   ----------


              Underwriter                         Number of Preferred Securities
              -----------                         ------------------------------

    Stifel, Nicolaus & Company, Incorporated
    Dain Rauscher Incorporated
    Fahnestock & Co. Inc.

                        Total                              1,600,000
                                                           =========

                                    EXHIBIT A

              LIST OF SIGNIFICANT DIRECT AND INDIRECT SUBSIDIARIES



                                   First Bank

                               First Bank & Trust

                            First Capital Group, Inc.

                            First Banks America, Inc.

                           Eucalyptus Financial Corp.

                           First America Capital Trust

                            First Land Trustee Corp.

                           FB Commercial Finance, Inc.

                         Star Lane Holdings Trust, S.T.

                                 Star Lane Trust

                          First Preferred Capital Trust

                         Missouri Valley Partners, Inc.

                            First Banc Mortgage, Inc.

                        First Preferred Capital Trust II

                  Bank of San Francisco Realty Investors, Inc.

                            The San Francisco Company

                                    EXHIBIT B



The Company owns approximately 18% of the outstanding common stock of Southside Bancshares, Corp.

                                                                     Exhibit 4.1

       =================================================================



                                FIRST BANKS, INC.

                                       AND

          STATE STREET BANK AND TRUST COMPANY OF CONNECTICUT, NATIONAL
                             ASSOCIATION, AS TRUSTEE

                                    INDENTURE

                     _____% SUBORDINATED DEBENTURES DUE 2031

                       DATED AS OF ________________, 2001



        =================================================================


                                TABLE OF CONTENTS

                                                                                                               Page
                                                                                                               ----


ARTICLE I DEFINITIONS.............................................................................................1
   SECTION 1.1. DEFINITIONS OF TERMS..............................................................................1

ARTICLE II ISSUE, DESCRIPTION, TERMS, CONDITIONS, REGISTRATION AND EXCHANGE OF THE DEBENTURES.....................9
   SECTION 2.1. DESIGNATION AND PRINCIPAL AMOUNT..................................................................9
   SECTION 2.2. MATURITY.........................................................................................10
   SECTION 2.3. FORM AND PAYMENT.................................................................................10
   SECTION 2.4. [INTENTIONALLY OMITTED]..........................................................................10
   SECTION 2.5. INTEREST.........................................................................................10
   SECTION 2.6. EXECUTION AND AUTHENTICATION.....................................................................11
   SECTION 2.7. REGISTRATION OF TRANSFER AND EXCHANGE............................................................12
   SECTION 2.8. TEMPORARY DEBENTURES.............................................................................13
   SECTION 2.9. MUTILATED, DESTROYED, LOST OR STOLEN DEBENTURES..................................................13
   SECTION 2.10. CANCELLATION....................................................................................14
   SECTION 2.11. BENEFIT OF INDENTURE............................................................................14
   SECTION 2.12. AUTHENTICATING AGENT............................................................................14

ARTICLE III REDEMPTION OF DEBENTURES.............................................................................15
   SECTION 3.1. REDEMPTION.......................................................................................15
   SECTION 3.2. SPECIAL EVENT REDEMPTION.........................................................................15
   SECTION 3.3. OPTIONAL REDEMPTION BY THE COMPANY...............................................................15
   SECTION 3.4. NOTICE OF REDEMPTION.............................................................................16
   SECTION 3.5. PAYMENT UPON REDEMPTION..........................................................................17
   SECTION 3.6. NO SINKING FUND..................................................................................17

ARTICLE IV EXTENSION OF INTEREST PAYMENT PERIOD..................................................................18
   SECTION 4.1. EXTENSION OF INTEREST PAYMENT PERIOD.............................................................18
   SECTION 4.2. NOTICE OF EXTENSION..............................................................................18
   SECTION 4.3. LIMITATION ON TRANSACTIONS.......................................................................18

ARTICLE V PARTICULAR COVENANTS OF THE COMPANY....................................................................19
   SECTION 5.1. PAYMENT OF PRINCIPAL AND INTEREST................................................................19
   SECTION 5.2. MAINTENANCE OF AGENCY............................................................................19
   SECTION 5.3. PAYING AGENTS....................................................................................20
   SECTION 5.4. APPOINTMENT TO FILL VACANCY IN OFFICE OF TRUSTEE.................................................20
   SECTION 5.5. COMPLIANCE WITH CONSOLIDATION PROVISIONS.........................................................20
   SECTION 5.6. LIMITATION ON TRANSACTIONS.......................................................................21
   SECTION 5.7. COVENANTS AS TO THE TRUST........................................................................21
   SECTION 5.8. COVENANTS AS TO PURCHASES........................................................................22
   SECTION 5.9. WAIVER OF USURY; STAY OR EXTENSION LAWS..........................................................22
   SECTION 5.10. LIMITATION ON ADDITIONAL JUNIOR INDEBTEDNESS....................................................22

ARTICLE VI DEBENTUREHOLDERS' LISTS AND REPORTS BY THE COMPANY AND THE TRUSTEE....................................23
   SECTION 6.1. COMPANY TO FURNISH THE TRUSTEE NAMES AND ADDRESSES OF DEBENTUREHOLDERS...........................23
   SECTION 6.2. PRESERVATION OF INFORMATION COMMUNICATIONS WITH THE DEBENTUREHOLDERS.............................24
   SECTION 6.3. REPORTS BY THE COMPANY...........................................................................24
   SECTION 6.4. REPORTS BY THE TRUSTEE...........................................................................25

ARTICLE VII REMEDIES OF THE TRUSTEE AND DEBENTUREHOLDERS ON EVENT OF DEFAULT.....................................26
   SECTION 7.1. EVENTS OF DEFAULT................................................................................26
   SECTION 7.2. COLLECTION OF INDEBTEDNESS AND SUITS FOR ENFORCEMENT BY TRUSTEE..................................27
   SECTION 7.3 APPLICATION OF MONEY COLLECTED....................................................................28
   SECTION 7.4. LIMITATION ON SUITS..............................................................................29
   SECTION 7.5. RIGHTS AND REMEDIES CUMULATIVE; DELAY OR OMISSION NOT WAIVER.....................................29
   SECTION 7.6. CONTROL BY DEBENTUREHOLDERS......................................................................29
   SECTION 7.7. UNDERTAKING TO PAY COSTS.........................................................................30
   SECTION 7.8. DIRECT ACTION; RIGHT OF SET-OFF..................................................................30

ARTICLE VIII FORM OF DEBENTURE AND ORIGINAL ISSUE................................................................31
   SECTION 8.1. FORM OF DEBENTURE................................................................................31
   SECTION 8.2. ORIGINAL ISSUE OF THE DEBENTURES.................................................................31

ARTICLE IX CONCERNING THE TRUSTEE................................................................................31
   SECTION 9.1. CERTAIN DUTIES AND RESPONSIBILITIES OF THE TRUSTEE...............................................31
   SECTION 9.2. NOTICE OF DEFAULTS...............................................................................32
   SECTION 9.3. CERTAIN RIGHTS OF TRUSTEE........................................................................32
   SECTION 9.4. TRUSTEE NOT RESPONSIBLE FOR RECITALS, ETC........................................................33
   SECTION 9.5. MAY HOLD THE DEBENTURES..........................................................................34
   SECTION 9.6. MONEY HELD IN TRUST..............................................................................34
   SECTION 9.7. COMPENSATION AND REIMBURSEMENT...................................................................34
   SECTION 9.8. RELIANCE ON OFFICERS' CERTIFICATE................................................................34
   SECTION 9.9. DISQUALIFICATION; CONFLICTING INTERESTS..........................................................34
   SECTION 9.10. CORPORATE TRUSTEE REQUIRED; ELIGIBILITY.........................................................34
   SECTION 9.11. RESIGNATION AND REMOVAL; APPOINTMENT OF SUCCESSOR...............................................35
   SECTION 9.12. ACCEPTANCE OF APPOINTMENT BY SUCCESSOR..........................................................36
   SECTION 9.13. MERGER, CONVERSION, CONSOLIDATION OR SUCCESSION TO BUSINESS.....................................36
   SECTION 9.14. PREFERENTIAL COLLECTION OF CLAIMS AGAINST THE COMPANY...........................................37

ARTICLE X CONCERNING THE DEBENTUREHOLDERS........................................................................37
   SECTION 10.1. EVIDENCE OF ACTION BY HOLDERS...................................................................37
   SECTION 10.2. PROOF OF EXECUTION BY DEBENTUREHOLDERS..........................................................37
   SECTION 10.3. WHO MAY BE DEEMED OWNERS........................................................................38
   SECTION 10.4. CERTAIN DEBENTURES OWNED BY COMPANY DISREGARDED.................................................38
   SECTION 10.5. ACTIONS BINDING ON FUTURE DEBENTUREHOLDERS......................................................38

ARTICLE XI SUPPLEMENTAL INDENTURES...............................................................................38
   SECTION 11.1. SUPPLEMENTAL INDENTURES WITHOUT THE CONSENT OF DEBENTUREHOLDERS.................................38
   SECTION 11.2. SUPPLEMENTAL INDENTURES WITH CONSENT OF DEBENTUREHOLDERS........................................39
   SECTION 11.3. EFFECT OF SUPPLEMENTAL INDENTURES...............................................................40
   SECTION 11.4. THE DEBENTURES AFFECTED BY SUPPLEMENTAL INDENTURES..............................................40
   SECTION 11.5. EXECUTION OF SUPPLEMENTAL INDENTURES............................................................40

ARTICLE XII SUCCESSOR CORPORATION................................................................................40
   SECTION 12.1. COMPANY MAY CONSOLIDATE, ETC....................................................................40
   SECTION 12.2. SUCCESSOR CORPORATION SUBSTITUTED...............................................................41
   SECTION 12.3. EVIDENCE OF CONSOLIDATION, ETC. TO TRUSTEE......................................................41

ARTICLE XIII SATISFACTION AND DISCHARGE..........................................................................42
   SECTION 13.1. SATISFACTION AND DISCHARGE OF INDENTURE.........................................................42
   SECTION 13.2. DISCHARGE OF OBLIGATIONS........................................................................42
   SECTION 13.3. DEPOSITED MONEY TO BE HELD IN TRUST.............................................................42
   SECTION 13.4. PAYMENT OF MONEY HELD BY PAYING AGENTS..........................................................42
   SECTION 13.5. REPAYMENT TO THE COMPANY........................................................................43

ARTICLE XIV IMMUNITY OF INCORPORATORS, STOCKHOLDERS, OFFICERS AND DIRECTORS......................................43
   SECTION 14.1. NO RECOURSE.....................................................................................43

ARTICLE XV MISCELLANEOUS PROVISIONS..............................................................................43
   SECTION 15.1. EFFECT ON SUCCESSORS AND ASSIGNS................................................................43
   SECTION 15.2. ACTIONS BY SUCCESSOR............................................................................43
   SECTION 15.3. SURRENDER OF COMPANY POWERS.....................................................................43
   SECTION 15.4. NOTICES.........................................................................................44
   SECTION 15.5. GOVERNING LAW...................................................................................44
   SECTION 15.6. TREATMENT OF DEBENTURES AS DEBT.................................................................44
   SECTION 15.7. COMPLIANCE CERTIFICATES AND OPINIONS............................................................44
   SECTION 15.8. PAYMENTS ON BUSINESS DAYS.......................................................................44
   SECTION 15.9. CONFLICT WITH TRUST INDENTURE ACT...............................................................45
   SECTION 15.10. COUNTERPARTS...................................................................................45
   SECTION 15.11. SEPARABILITY...................................................................................45
   SECTION 15.12. ASSIGNMENT.....................................................................................45
   SECTION 15.13. ACKNOWLEDGMENT OF RIGHTS.......................................................................45

ARTICLE XVI SUBORDINATION OF THE DEBENTURES......................................................................45
   SECTION 16.1. AGREEMENT TO SUBORDINATE........................................................................45
   SECTION 16.2. DEFAULT ON SENIOR DEBT, SUBORDINATED DEBT OR ADDITIONAL SENIOR OBLIGATIONS......................46
   SECTION 16.3. LIQUIDATION; DISSOLUTION; BANKRUPTCY............................................................46
   SECTION 16.4. SUBROGATION.....................................................................................47
   SECTION 16.5. TRUSTEE TO EFFECTUATE SUBORDINATION.............................................................48
   SECTION 16.6. NOTICE BY THE COMPANY...........................................................................48
   SECTION 16.7. RIGHTS OF THE TRUSTEE; HOLDERS OF THE SENIOR INDEBTEDNESS.......................................48
   SECTION 16.8. SUBORDINATION MAY NOT BE IMPAIRED...............................................................49




                              CROSS-REFERENCE TABLE

Section of
Trust Indenture Act                                                                              Section of
of 1939, as amended                                                                              Indenture
-------------------                                                                              ---------

310(a)...................................................................................................9.10
310(b)..............................................................................................9.9, 9.11
310(c).........................................................................................Not Applicable
311(a)...................................................................................................9.14
311(b)...................................................................................................9.14
311(c).........................................................................................Not Applicable
312(a)........................................................................................... 6.1, 6.2(a)
312(b)................................................................................................ 6.2(c)
312(c)................................................................................................ 6.2(c)
313(a)................................................................................................ 6.4(a)
313(b)................................................................................................ 6.4(b)
313(c).........................................................................................6.4(a), 6.4(b)
313(d).................................................................................................6.4(c)
314(a).................................................................................................6.3(a)
314(b).........................................................................................Not Applicable
314(c)...................................................................................................15.7
314(d).........................................................................................Not Applicable
314(e)...................................................................................................15.7
314(f).........................................................................................Not Applicable
315(a)............................................................................................9.1(a), 9.3
315(b)....................................................................................................9.2
315(c).................................................................................................9.1(a)
315(d).................................................................................................9.1(b)
315(e)....................................................................................................7.7
316(a)...............................................................................................1.1, 7.6
316(b).................................................................................................7.4(b)
316(c)................................................................................................10.1(b)
317(a)....................................................................................................7.2
317(b)....................................................................................................5.3
318(a)...................................................................................................15.9

Note:  This  Cross-Reference  Table  does  not  constitute  part  of  this  Indenture  and  shall  not  affect  the interpretation of any of its terms or provisions.

                                    INDENTURE


         INDENTURE, dated as of _______________, 2001, between FIRST BANKS, INC., a Missouri corporation (the "Company") and STATE STREET BANK AND TRUST COMPANY OF CONNECTICUT, NATIONAL ASSOCIATION, a national banking association duly organized and existing under the laws of the United States of America, as trustee (the "Trustee");

                                    RECITALS

         WHEREAS, for its lawful corporate purposes, the Company has duly authorized the execution and delivery of this Indenture to provide for the issuance of securities to be known as its ______% Subordinated Debentures due 2031 (hereinafter referred to as the "Debentures"), the form and substance of such Debentures and the terms, provisions and conditions thereof to be set forth as provided in this Indenture;

         WHEREAS, First Preferred Capital Trust III, a Delaware statutory business trust (the "Trust"), has offered to the public $40,000,000 aggregate liquidation amount of its Preferred Securities (as defined herein) ($46,000,000 if the Underwriters exercise their Option (as defined herein)) and proposes to invest the proceeds from such offering, together with the proceeds of the issuance and sale by the Trust to the Company of $1,237,125 aggregate liquidation amount of its Common Securities (as defined herein) ($1,422,700 if the Underwriters exercise their Option), in $41,237,125 aggregate principal amount of the Debentures $47,422,700 if the Underwriters exercise their Option); and

         WHEREAS, the Company has requested that the Trustee execute and deliver this Indenture; and

         WHEREAS, all requirements necessary to make this Indenture a valid instrument in accordance with its terms, and to make the Debentures, when executed by the Company and authenticated and delivered by the Trustee, the valid obligations of the Company, have been performed, and the execution and delivery of this Indenture have been duly authorized in all respects; and

         WHEREAS, to provide the terms and conditions upon which the Debentures are to be authenticated, issued and delivered, the Company has duly authorized the execution of this Indenture; and

         WHEREAS, all things necessary to make this Indenture a valid agreement of the Company, in accordance with its terms, have been done.

         NOW, THEREFORE, in consideration of the premises and the purchase of the Debentures by the Trust, it is mutually covenanted and agreed as follows for the equal and ratable benefit of the holders of the Debentures:

                                    ARTICLE I
                                   DEFINITIONS

         Section 1.1.      Definitions of Terms. The terms defined in this
Section 1.1 (except as in this Indenture otherwise expressly provided or unless the context otherwise requires) for all purposes of this Indenture and of any indenture supplemental hereto shall have the respective meanings specified in this Section 1.1 and shall include the plural as well as the singular. All other terms used in this Indenture that are defined in the Trust Indenture Act, or that are by reference in the Trust Indenture Act defined in the Securities Act

(except as herein otherwise expressly provided or unless the context otherwise requires), shall have the meanings assigned to such terms in the Trust Indenture Act and in the Securities Act as in force at the date of the execution of this instrument. All accounting terms used herein and not expressly defined shall have the meanings assigned to such terms in accordance with Generally Accepted Accounting Principles.

         "Accelerated Maturity Date" means if the Company elects to accelerate the Maturity Date in accordance with Section 2.2(b), the date selected by the Company which is prior to the Scheduled Maturity Date, but is after December 31, 2006.

         "Additional Junior Indebtedness" means, without duplication, (A) any indebtedness, liabilities or obligations of the Company, or any Subsidiary of the Company, under debt securities (or guarantees in respect of debt securities) initially issued to any trust, or a trustee of a trust, partnership or other entity affiliated with the Company that is, directly or indirectly, a finance subsidiary (as such term is defined in Rule 3a-5) under the Investment Company Act (or any successor Rule applicable thereto)) or other financing vehicle of the Company or any Subsidiary of the Company in connection with the issuance by that entity of preferred securities or other securities that are intended to qualify for Tier 1 capital treatment (or the then equivalent thereof) for purposes of the capital adequacy guidelines of the Federal Reserve, as then in effect and applicable to the Company, other than the Debentures; provided, however, that the inability of the Company to treat all or any portion of the Additional Junior Indebtedness as Tier 1 capital shall not disqualify it as Additional Junior Indebtedness if such inability results from the Company having cumulative preferred stock, minority interests in consolidated subsidiaries, or any other class of security or interest to which the Federal Reserve now accords or may hereafter accord Tier 1 capital treatment (including the Debentures) in excess of the amount which may qualify for treatment as Tier 1 capital under applicable capital adequacy guidelines of the Federal Reserve and (B) any indebtedness, liabilities or obligations of the Company, or any Subsidiary of the Company, that is junior or otherwise subordinate in right of payment to Senior Indebtedness of the Company and that has a maturity or is otherwise due and payable by the Company on a date twelve (12) months or more after its date of original issuance, other than the Debentures.

         "Additional Payments" shall have the meaning set forth in Section
2.5(c).

         "Additional Senior Obligations" means all indebtedness of the Company whether incurred on or prior to the date of this Indenture or thereafter incurred, for claims in respect of derivative products such as interest and foreign exchange rate contracts, commodity contracts and similar arrangements; provided, however, that Additional Senior Obligations does not include claims in respect of Senior Debt or Subordinated Debt or obligations which, by their terms, are expressly stated to be not superior in right of payment to the Debentures or to rank pari passu in right of payment with the Debentures, including the Company's 9.25% Subordinated Debentures due 2027 issued to First Preferred Capital Trust I and the Company's 10.24% Subordinated Debentures due 2030 issued to First Preferred Capital Trust II. For purposes of this definition, "claim" shall have the meaning assigned thereto in Section 101(4) of the United States Bankruptcy Code of 1978, as amended.

         "Administrative Trustees" shall have the meaning set forth in the Trust Agreement.

         "Affiliate" means, with respect to a specified Person, (a) any Person directly or indirectly owning, controlling or holding with power to vote 10% or more of the outstanding voting securities or other ownership interests of the specified Person; (b) any Person 10% or more of whose outstanding voting securities or other ownership interests are directly or indirectly owned, controlled or held with power to vote by the specified Person; (c) any Person directly or indirectly controlling, controlled by, or under common control with the specified Person; (d) a partnership in which the specified Person is a general partner; (e) any officer or director of the specified Person; and (f) if the specified Person is an individual, any entity of which the specified Person is an officer, director or general partner.

         "Authenticating Agent" means an authenticating agent with respect to the Debentures appointed by the Trustee pursuant to Section 2.12.

         "Bankruptcy Law" means Title 11, U.S. Code, or any similar federal or state law for the relief of debtors.

         "Board of Directors" means the Board of Directors of the Company or any duly authorized committee of such Board.

         "Board Resolution" means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification.

         "Business Day" means, with respect to the Debentures, any day other than a Saturday or a Sunday or a day on which federal or state banking institutions in the Borough of Manhattan, the City of New York, are authorized or required by law, executive order or regulation to close, or a day on which the Corporate Trust Office of the Trustee or the Property Trustee is closed for business.

         "Capital Treatment Event" means the receipt by the Company and the Trust of an Opinion of Counsel, rendered by a law firm having a recognized banking law practice within a reasonable period of time after the applicable occurrence, to the effect that, as a result of any amendment to or change (including any announced prospective change) in the laws (or any regulations thereunder) of the United States or any political subdivision thereof or therein, or as a result of any official or administrative pronouncement, action or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement, action or judicial decision is announced on or after the date of issuance of the Preferred Securities under the Trust Agreement, there is more than an insubstantial risk of impairment of the Company's ability to treat the aggregate Liquidation Amount (as defined in the Trust Agreement) of the Preferred Securities (or any substantial portion thereof) as Tier 1 capital (or the then equivalent thereof) for purposes of the capital adequacy guidelines of the Federal Reserve, as then in effect and applicable to the Company; provided, however, that the Trust or the Company shall have requested and received such an Opinion of Counsel with regard to such matters within a reasonable period of time after the Trust or the Company shall have become aware of the occurrence or the possible occurrence of any of the events described above.

         "Certificate" means a certificate signed by the principal executive officer, the principal financial officer, the principal accounting officer, the treasurer or any vice president of the Company. The Certificate need not comply with the provisions of Section 15.7.

         "Change in 1940 Act Law" shall have the meaning set forth in the definition of "Investment Company Event."

         "Commission" means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or, if at any time after the execution of this instrument such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

         "Common Securities" means undivided beneficial interests in the assets of the Trust which rank pari passu with the Preferred Securities; provided, however, that upon the occurrence and during the continuation of an Event of Default, the rights of holders of Common Securities to payment in respect of (i) distributions, and (ii) payments upon liquidation, redemption and otherwise, are subordinated to the rights of holders of Preferred Securities.

         "Company" means First Banks, Inc., a corporation duly organized and existing under the laws of the State of Missouri, and, subject to the provisions of Article XII, shall also include its successors and assigns.

         "Compounded Interest" shall have the meaning set forth in Section 4.1.

         "Corporate Trust Office" means the office of the Trustee at which, at any particular time, its corporate trust business shall be principally administered, which office at the date hereof is located at 225 Asylum Street, Goodwin Square, Hartford, Connecticut 06103, Attention: Corporate Trust Department.

         "Coupon Rate" shall have the meaning set forth in Section 2.5(a).

         "Custodian" means any receiver, trustee, assignee, liquidator, or similar official under any Bankruptcy Law.

         "Debentures" shall have the meaning set forth in the Recitals hereto.

         "Debentureholder," "holder of Debentures," "registered holder," or other similar term, means the Person or Persons in whose name or names a particular Debenture shall be registered on the books of the Company or the Trustee kept for that purpose in accordance with the terms of this Indenture.

         "Debenture Register" shall have the meaning set forth in Section
2.7(b).

         "Debenture Registrar" shall have the meaning set forth in Section
2.7(b).

         "Debt" means with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed; (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses; (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person; (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business); (v) every capital lease obligation of such Person; and (vi) and every obligation of the type referred to in clauses (i) through (v) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

         "Default" means any event, act or condition that with notice or lapse of time, or both, would constitute an Event of Default.

         "Deferred Payment" shall have the meaning set forth in Section 4.1.

         "Direct Action" shall have the meaning set forth in Section 7.8.

         "Dissolution Event" means that as a result of the occurrence and continuation of a Special Event, the Trust is to be dissolved in accordance with the Trust Agreement and the Debentures held by the Property Trustee are to be distributed to the holders of the Trust Securities issued by the Trust pro rata in accordance with the Trust Agreement.

         "Distribution" shall have the meaning set forth in the Trust Agreement.

         "Event of Default" means, with respect to the Debentures, any event specified in Section 7.1, which has continued for the period of time, if any, and after the giving of the notice, if any therein designated.

         "Exchange Act," means the Securities Exchange Act of 1934, as amended, as in effect at the date of execution of this Indenture.

         "Extension Period" shall have the meaning set forth in Section 4.1.

         "Federal Reserve" means the Board of Governors of the Federal Reserve System.

         "Guarantee" shall have the meaning set forth in the Trust Agreement.

         "Generally Accepted Accounting Principles" means such accounting principles as are generally accepted at the time of any computation required hereunder.

         "Governmental Obligations" means securities that are (i) direct obligations of the United States of America for the payment of which its full faith and credit is pledged; or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America that, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any such Governmental Obligation or a specific payment of principal of or interest on any such Governmental Obligation held by such custodian for the account of the holder of such depository receipt; provided, however, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the Governmental Obligation or the specific payment of principal of or interest on the Governmental Obligation evidenced by such depositary receipt.

         "Herein," "hereof," and "hereunder," and other words of similar import, refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

         "Indenture" means this instrument as originally executed or as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into in accordance with the terms hereof.

         "Interest Payment Date" shall have the meaning set forth in Section 2.5(a).

         "Investment Company Act," means the Investment Company Act of 1940, as amended, as in effect at the date of execution of this Indenture.

         "Investment Company Event" means the receipt by the Company and the Trust of an Opinion of Counsel, rendered by a law firm having a recognized tax and securities law practice within a reasonable period of time after the applicable occurrence, to the effect that, as a result of the occurrence of a change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority (a "Change in 1940 Act Law"), the Trust is or shall be considered an "investment company" that is required to be registered under the Investment Company Act, which Change in 1940 Act Law becomes effective on or after the date of original issuance of the Preferred Securities under the Trust Agreement; provided, however, that the Trust or the Company shall have requested and received such an Opinion of Counsel with regard to such matters within a reasonable period of time after the Trust or the Company shall have become aware of the occurrence or the possible occurrence of any such Change in 1940 Act Law.

         "Maturity Date" means the date on which the Debentures mature and on which the principal shall be due and payable together with all accrued and unpaid interest thereon including Compounded Interest and Additional Payments, if any.

         "Ministerial Action" shall have the meaning set forth in Section 3.2.

         "Officers' Certificate" means a certificate signed by the President or a Vice President and by the Treasurer or an Assistant Treasurer or the Controller or an Assistant Controller or the Secretary or an Assistant Secretary of the Company that is delivered to the Trustee in accordance with the terms hereof. Each such certificate shall include the statements provided for in
Section 15.7, if and to the extent required by the provisions thereof.

         "Opinion of Counsel" means an opinion in writing of independent, outside legal counsel that is delivered to the Trustee in accordance with the terms hereof. Each such opinion shall include the statements provided for in
Section 15.7, if and to the extent required by the provisions thereof.

         "Outstanding," when used with respect to the Debentures, means, subject to the provisions of Section 10.4, as of the date of determination, all of the Debentures theretofore authenticated and delivered by the Trustee under this Indenture, except (a) Debentures theretofore canceled by the Trustee or any Paying Agent, or delivered to the Trustee or any Paying Agent for cancellation;
(b) Debentures or portions thereof for the payment or redemption of which money or Governmental Obligations in the necessary amount shall have been deposited in trust with the Trustee or any Paying Agent (other than the Company) or shall have been set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent); provided, however, that if such Debentures or portions of such Debentures are to be redeemed prior to the maturity thereof, notice of such redemption shall have been given as in Article III provided, or provision satisfactory to the Trustee shall have been made for giving such notice; and (c) Debentures which have been paid or in lieu of or in substitution for which other Debentures shall have been authenticated and delivered pursuant to the terms of Section 2.6; provided, however, that in determining whether the holders of the requisite percentage of Debentures have given any request, notice, consent or waiver hereunder, Debentures held by the Company or any Affiliate of the Company shall not be included; provided, further, that the Trustee shall be protected in relying upon any request, notice, consent or waiver unless a Responsible Officer of the Trustee shall have actual knowledge that the holder of such Debenture is the Company or an Affiliate thereof. The Debentures so owned which have been pledged in good faith may be regarded as

Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to such Debentures, and the pledgee is not a Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company or any such other obligor.

         "Paying Agent" means any paying agent or co-paying agent appointed pursuant to Section 5.3.

         "Person" means any individual, corporation, partnership, joint venture, trust, limited liability company, joint-stock company, unincorporated organization or government or any agency or political subdivision thereof.

         "Predecessor Debenture" means every previous Debenture evidencing all or a portion of the same debt as that evidenced by such particular Debenture; and, for the purposes of this definition, any Debenture authenticated and delivered under Section 2.9 in lieu of a lost, destroyed or stolen Debenture shall be deemed to evidence the same debt as the lost, destroyed or stolen Debenture.

         "Preferred Securities" means the _______% Cumulative Trust Preferred Securities representing undivided beneficial interests in the assets of the Trust which rank pari passu with Common Securities issued by the Trust; provided, however, that upon the occurrence and during the continuation of an Event of Default, the rights of holders of Common Securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise are subordinated to the rights of holders of Preferred Securities.

         "Preferred Securities Guarantee" means any guarantee that the Company may enter into with the Trustee or other Persons that operates directly or indirectly for the benefit of holders of Preferred Securities.

         "Property Trustee" has the meaning set forth in the Trust Agreement.

         "Redemption Price" shall have the meaning set forth in Section 3.2.

         "Responsible Officer" when used with respect to the Trustee means any officer within the Corporate Trust Office of the Trustee with direct responsibility for the administration of this Indenture, including any vice president, any assistant vice president, any assistant secretary or any other officer or assistant officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of his or her knowledge of and familiarity with the particular subject.

         "Scheduled Maturity Date" means December 31, 2031.

         "Securities Act," means the Securities Act of 1933, as amended, as in effect at the date of execution of this Indenture.

         "Senior Debt" means the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such claim for post-petition interest is allowed in such proceeding), on all Debt, whether incurred on or prior to the date of this Indenture or thereafter incurred, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Debentures or to other Debt which is pari passu with (including without limitation the Company's 9.25% Subordinated Debentures due 2027 issued to First Preferred Capital Trust I and the Company's

10.24% Subordinated Debentures due 2030 issued to First Preferred Capital Trust
II), or subordinated to, the Debentures; provided, however, that Senior Debt shall not be deemed to include any (a) Debt of the Company which when incurred and without respect to any election under section 1111(b) of the United States Bankruptcy Code of 1978, as amended, was without recourse to the Company; (b) the Guarantee Agreement; (c) Debt to any employee of the Company; (d) Debt which by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of such Debt by the holders of the Debentures as a result of the subordination provisions of this Indenture would be greater than they otherwise would have been as a result of any obligation of such holders to pay amounts over to the obligees on such trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which such Debt is subject; and (e) Debt which constitutes Subordinated Debt.

         "Senior Indebtedness" shall have the meaning set forth in Section 16.1.

         "Special Event" means a Tax Event, a Capital Treatment Event or an Investment Company Event.

         "Subordinated Debt" means the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such claim for post-petition interest is allowed in such proceeding), on Debt (other than the Debentures), whether incurred on or prior to the date of this Indenture or thereafter incurred, which is by its terms expressly provided to be junior and subordinate to other Debt of the Company (other than the Debentures); provided, however, that Subordinated Debt will not be deemed to include (i) any Debt of the Company which when incurred and without respect to any election under section 1111(b) of the United States Bankruptcy Code of 1978, as amended, was without recourse to the Company, (ii) any Debt of the Company owed to any of its subsidiaries, (iii) any Debt owed to any employee of the Company, (iv) any Debt which by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of such Debt by the holders of the Subordinated Debentures as a result of the subordination provisions of this Indenture would be greater than they otherwise would have been as a result of any obligation of such holders to pay amounts over to the obligees on such trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which such Debt is subject,
(v) Debt which constitutes Senior Debt, (vi) any Debt of the Company under debt securities (and guarantees in respect of these debt securities) initially issued to any trust, or a trustee of a trust, partnership or other entity affiliated with the Company that is, directly or indirectly, a financing vehicle of the Company in connection with the issuance by that entity of preferred securities or other securities which are intended to qualify for Tier 1 capital treatment, or (vii) any Debt of its Subsidiaries (including any Debt of First Banks America, Inc. under debt securities and guarantees in respect of such securities initially issued to any trust, or a trustee of a trust, partnership or other entity affiliated with First Banks America, Inc. that is, directly or indirectly, a financing vehicle of First Banks America, Inc. in connection with the issuance by that entity of preferred securities or other securities which are intended to qualify for Tier 1 capital treatment) unless, by its terms, such Debt is subordinated to the Debentures.

         "Subsidiary" means, with respect to any Person, (i) any corporation at least a majority of whose outstanding Voting Stock shall at the time be owned, directly or indirectly, by such Person or by one or more of its Subsidiaries or by such Person and one or more of its Subsidiaries; (ii) any general partnership, limited liability company, joint venture, trust or similar entity, at least a majority of whose outstanding partnership or similar interests shall at the time be owned by such Person, or by one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries; and (iii) any limited partnership of which such Person or any of its Subsidiaries is a general partner.

         "Tax Event" means the receipt by the Company and the Trust of an Opinion of Counsel, rendered by a law firm having a recognized tax and securities law practice within a reasonable period of time after the applicable occurrence, to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of issuance of the Preferred Securities under the Trust Agreement, there is more than an insubstantial risk that (i) the Trust is, or shall be within ninety (90) days after the date of such Opinion of Counsel, subject to United States federal income tax with respect to income received or accrued on the Debentures; (ii) interest payable by the Company on the Debentures is not, or within ninety (90) days after the date of such Opinion of Counsel, shall not be, deductible by the Company, in whole or in part, for United States federal income tax purposes; or (iii) the Trust is, or shall be within 90 days after the date of such Opinion of Counsel, subject to more than a de minimis amount of other taxes, duties, assessments or other governmental charges; provided, however, that the Trust or the Company shall have requested and received such an Opinion of Counsel with regard to such matters within a reasonable period of time after the Trust or the Company shall have become aware of the occurrence or the possible occurrence of any of the events described in clauses (i) through (iii) above.

         "Trust" means First Preferred Capital Trust III, a Delaware statutory business trust.

         "Trust Agreement" means the Amended and Restated Trust Agreement, dated __________, 2001, of the Trust.

         "Trustee" means State Street Bank and Trust Company of Connecticut, National Association and, subject to the provisions of Article IX, shall also include its successors and assigns, and, if at any time there is more than one Person acting in such capacity hereunder, "Trustee" shall mean each such Person.

         "Trust Indenture Act," means the Trust Indenture Act of 1939, as amended, subject to the provisions of Sections 11.1, 11.2, and 12.1, as in effect at the date of execution of this Indenture.

         "Trust Securities" means the Common Securities and Preferred Securities, collectively.

         "Voting Stock," as applied to stock of any Person, means shares, interests, participations or other equivalents in the equity interest (however designated) in such Person having ordinary voting power for the election of a majority of the directors (or the equivalent) of such Person, other than shares, interests, participations or other equivalents having such power only by reason of the occurrence of a contingency.

                                   ARTICLE II
                     ISSUE, DESCRIPTION, TERMS, CONDITIONS,
                   REGISTRATION AND EXCHANGE OF THE DEBENTURES

         Section 2.1. Designation and Principal Amount. There is hereby authorized Debentures designated the "______% Subordinated Debentures due 2031," limited in aggregate principal amount up to $47,422,700 which amount shall be as set forth in any written order of the Company for the authentication and delivery of Debentures pursuant to Section 2.6.

         Section 2.2.      Maturity.

         (a)      The Maturity Date shall be either:

                  (i)      the Scheduled Maturity Date; or

                  (ii) if the Company elects to accelerate the Maturity Date to be a date prior to the Scheduled Maturity Date in accordance with Section 2.2(c), the Accelerated Maturity Date.

         (b) The Company may at any time before the day which is ninety (90) days before the Scheduled Maturity Date and after December 31, 2006 elect to shorten the Maturity Date only once to the Accelerated Maturity Date, provided that the Company has received the prior approval of the Federal Reserve if then required under applicable capital guidelines, policies or regulations of the Federal Reserve.

         (c) If the Company elects to accelerate the Maturity Date in accordance with Section 2.2(b), the Company shall give notice to the Trustee and the Trust (unless the Trust is not the holder of the Debentures, in which case the Trustee will give notice to the holders of the Debentures) of the acceleration of the Maturity Date and the Accelerated Maturity Date at least thirty (30) days and no more than 180 days before the Accelerated Maturity Date; provided, however, that nothing provided in this Section 2.2 shall limit the Company's rights, as provided in Article III hereof, to redeem all or a portion of the Debentures at such time or times on or after December 31, 2006, as the Company may so determine, or at any time upon the occurrence of a Special Event.

         Section 2.3. Form and Payment. The Debentures shall be issued in fully registered certificated form without interest coupons. Principal and interest on the Debentures issued in certificated form shall be payable, the transfer of such Debentures shall be registrable and such Debentures shall be exchangeable for Debentures bearing identical terms and provisions at the office or agency of the Trustee; provided, however, that payment of interest may be made at the option of the Company by check mailed to the holder at such address as shall appear in the Debenture Register or by wire transfer to an account maintained by the holder as specified in the Debenture Register, provided that the holder provides proper transfer instructions by the regular record date. Notwithstanding the foregoing, so long as the holder of any Debentures is the Property Trustee, the payment of principal of and interest (including Compounded Interest and Additional Payments, if any) on such Debentures held by the Property Trustee shall be made at such place and to such account as may be designated by the Property Trustee.

         Section 2.4.      [Intentionally Omitted].

         Section 2.5.      Interest.

         (a) Each Debenture shall bear interest at a rate of _____% per annum (the "Coupon Rate") from the original date of issuance until the principal thereof becomes due and payable, and on any overdue principal and (to the extent that payment of such interest is enforceable under applicable law) on any overdue installment of interest at the Coupon Rate, compounded quarterly, payable (subject to the provisions of Article IV) quarterly in arrears on March 31, June 30, September 30, and December 31 of each year (each, an "Interest Payment Date"), commencing on December 31, 2001, to the Person in whose name such Debenture or any Predecessor Debenture is registered, at the close of business on the regular record date for such interest installment, which shall be the fifteenth day of the last month of the calendar quarter.

         (b) The amount of interest payable for any period shall be computed on the basis of a 360-day year of twelve 30-day months. The amount of interest payable for any period shorter than a full quarterly period for which interest is computed shall be computed on the basis of the number of days elapsed in a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Debentures is not a Business Day, then payment of interest payable on such date shall be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay) with the same force and effect as if made on the date such payment was originally payable.

         (c) If, at any time while the Property Trustee is the holder of any Debentures, the Trust or the Property Trustee is required to pay any taxes, duties, assessments or governmental charges of whatever nature (other than withholding taxes) imposed by the United States, or any other taxing authority, then, in any case, the Company shall pay as additional payments ("Additional Payments") on the Debentures held by the Property Trustee, such additional amounts as shall be required so that the net amounts received and retained by the Trust and the Property Trustee after paying such taxes, duties, assessments or other governmental charges shall be equal to the amounts the Trust and the Property Trustee would have received had no such taxes, duties, assessments or other government charges been imposed.

         Section 2.6.      Execution and Authentication.

         (a) The Debentures shall be signed on behalf of the Company by its Chairman, Chief Executive Officer, President or one of its Vice Presidents, under its corporate seal attested by its Secretary or one of its Assistant Secretaries. Signatures may be in the form of a manual or facsimile signature. The Company may use the facsimile signature of any Person who shall have been a Chairman, Chief Executive Officer, President or Vice President thereof, or of any Person who shall have been a Secretary or Assistant Secretary thereof, notwithstanding the fact that at the time the Debentures shall be authenticated and delivered or disposed of such Person shall have ceased to be the Chairman, Chief Executive Officer, President or a Vice President, or the Secretary or an Assistant Secretary, of the Company (and any such signature shall be binding on the Company). The seal of the Company may be in the form of a facsimile of such seal and may be impressed, affixed, imprinted or otherwise reproduced on the Debentures. The Debentures may contain such notations, legends or endorsements required by law, stock exchange rule or usage. Each Debenture shall be dated the date of its authentication by the Trustee.

         (b) A Debenture shall not be valid until manually authenticated by an authorized signatory of the Trustee, or by an Authenticating Agent. Such signature shall be conclusive evidence that the Debenture so authenticated has been duly authenticated and delivered hereunder and that the holder is entitled to the benefits of this Indenture.

         (c) At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Debentures executed by the Company to the Trustee for authentication, together with a written order of the Company for the authentication and delivery of such Debentures signed by its Chairman, Chief Executive Officer, President or any Vice President and its Treasurer or any Assistant Treasurer, and the Trustee in accordance with such written order shall authenticate and deliver such Debentures.

         (d) In authenticating such Debentures and accepting the additional responsibilities under this Indenture in relation to such Debentures, the Trustee shall be entitled to receive, and (subject to Section 9.1) shall be fully protected in relying upon, an Opinion of Counsel stating that the form and terms thereof have been established in conformity with the provisions of this Indenture.

         (e) The Trustee shall not be required to authenticate such Debentures if the issue of such Debentures pursuant to this Indenture shall affect the Trustee's own rights, duties or immunities under the Debentures and this Indenture or otherwise in a manner that is not reasonably acceptable to the Trustee.

         Section 2.7.      Registration of Transfer and Exchange.

         (a) Debentures may be exchanged upon presentation thereof at the office or agency of the Company designated for such purpose or at the office of the Debenture Registrar, for other Debentures and for a like aggregate principal amount in denominations of integral multiples of $25, upon payment of a sum sufficient to cover any tax or other governmental charge in relation thereto, all as provided in this Section 2.7. In respect of any Debentures so surrendered for exchange, the Company shall execute, the Trustee shall authenticate and such office or agency shall deliver in exchange therefor the Debenture or Debentures that the Debentureholder making the exchange shall be entitled to receive, bearing numbers not contemporaneously outstanding.

         (b) The Company shall keep, or cause to be kept, at its office or agency designated for such purpose or at the office of the Debenture Registrar, or such other location designated by the Company a register or registers (herein referred to as the "Debenture Register") in which, subject to such reasonable regulations as the Debenture Registrar (as defined below) may prescribe, the Company shall register the Debentures and the transfers of Debentures as in this
Article II provided and which at all reasonable times shall be open for inspection by the Trustee. The registrar for the purpose of registering Debentures and transfer of Debentures as herein provided shall initially be the Trustee and thereafter as may be appointed by the Company as authorized by Board Resolution (the "Debenture Registrar"). Upon surrender for transfer of any Debenture at the office or agency of the Company designated for such purpose, the Company shall execute, the Trustee shall authenticate and such office or agency shall deliver in the name of the transferee or transferees a new Debenture or Debentures for a like aggregate principal amount. All Debentures presented or surrendered for exchange or registration of transfer, as provided in this Section 2.7, shall be accompanied (if so required by the Company or the Debenture Registrar) by a written instrument or instruments of transfer, in form satisfactory to the Company or the Debenture Registrar, duly executed by the registered holder or by such holder's duly authorized attorney in writing.

         (c) No service charge shall be made for any exchange or registration of transfer of Debentures, or issue of new Debentures in case of partial redemption, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge in relation thereto, other than exchanges pursuant to Section 2.8, Section 3.5(b) and Section 11.4 not involving any transfer.

         (d) The Company shall not be required (i) to issue, exchange or register the transfer of any Debentures during a period beginning at the opening of business fifteen (15) days before the day of the mailing of a notice of redemption of less than all the Outstanding Debentures and ending at the close of business on the day of such mailing; nor (ii) to register the transfer of or exchange any Debentures or portions thereof called for redemption.

         (e) Debentures may only be transferred, in whole or in part, in accordance with the terms and conditions set forth in this Indenture. Any transfer or purported transfer of any Debenture not made in accordance with this Indenture shall be null and void.

         Section 2.8. Temporary Debentures. Pending the preparation of definitive Debentures, the Company may execute, and the Trustee shall authenticate and deliver, temporary Debentures (printed, lithographed, or typewritten). Such temporary Debentures shall be substantially in the form of the definitive Debentures in lieu of which they are issued, but with such omissions, insertions and variations as may be appropriate for temporary Debentures, all as may be determined by the Company. Every temporary Debenture shall be executed by the Company and be authenticated by the Trustee upon the same conditions and in substantially the same manner, and with like effect, as the definitive Debentures. Without unnecessary delay the Company shall execute and shall furnish definitive Debentures and thereupon any or all temporary Debentures may be surrendered in exchange therefor (without charge to the holders), at the office or agency of the Company designated for the purpose and the Trustee shall authenticate and such office or agency shall deliver in exchange for such temporary Debentures an equal aggregate principal amount of definitive Debentures, unless the Company advises the Trustee to the effect that definitive Debentures need not be authenticated and furnished until further notice from the Company. Until so exchanged, the temporary Debentures shall be entitled to the same benefits under this Indenture as definitive Debentures authenticated and delivered hereunder.

         Section 2.9.      Mutilated, Destroyed, Lost or Stolen Debentures.

         (a) In case any temporary or definitive Debenture shall become mutilated or be destroyed, lost or stolen, the Company (subject to the next succeeding sentence) shall execute, and upon the Company's request the Trustee (subject as aforesaid) shall authenticate and deliver, a new Debenture bearing a number not contemporaneously outstanding, in exchange and substitution for the mutilated Debenture, or in lieu of and in substitution for the Debenture so destroyed, lost, stolen or mutilated. In every case the applicant for a substituted Debenture shall furnish to the Company and the Trustee such security or indemnity as may be required by them to save each of them harmless, and, in every case of destruction, loss or theft, the applicant shall also furnish to the Company and the Trustee evidence to their satisfaction of the destruction, loss or theft of the applicant's Debenture and of the ownership thereof. The Trustee shall authenticate any such substituted Debenture and deliver the same upon the written request or authorization of the Chairman, Chief Executive Officer, President or any Vice President and the Treasurer or any Assistant Treasurer of the Company. Upon the issuance of any substituted Debenture, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith. In case any Debenture that has matured or is about to mature shall become mutilated or be destroyed, lost or stolen, the Company may, instead of issuing a substitute Debenture, pay or authorize the payment of the same (without surrender thereof except in the case of a mutilated Debenture) if the applicant for such payment shall furnish to the Company and the Trustee such security or indemnity as they may require to save them harmless, and, in case of destruction, loss or theft, evidence to the satisfaction of the Company and the Trustee of the destruction, loss or theft of such Debenture and of the ownership thereof.

         (b) Every replacement Debenture issued pursuant to the provisions of this Section 2.9 shall constitute an additional contractual obligation of the Company whether or not the mutilated, destroyed, lost or stolen Debenture shall be found at any time, or be enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Debentures duly issued hereunder. All Debentures shall be held and owned upon the express condition that the foregoing provisions are exclusive with respect to the replacement or payment of mutilated, destroyed, lost or stolen Debentures, and shall preclude (to the extent lawful) any and all other rights or remedies, notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement or payment of negotiable instruments or other securities without their surrender.

         Section 2.10. Cancellation. All Debentures surrendered for the purpose of payment, redemption, exchange or registration of transfer shall, if surrendered to the Company or any Paying Agent, be delivered to the Trustee for cancellation, or, if surrendered to the Trustee, shall be canceled by it, and no Debentures shall be issued in lieu thereof except as expressly required or permitted by any of the provisions of this Indenture. On request of the Company at the time of such surrender, the Trustee shall deliver to the Company canceled Debentures held by the Trustee. In the absence of such request the Trustee may dispose of canceled Debentures in accordance with its standard procedures and deliver a certificate of disposition to the Company. If the Company shall otherwise acquire any of the Debentures, however, such acquisition shall not operate as a redemption or satisfaction of the indebtedness represented by such Debentures unless and until the same are delivered to the Trustee for cancellation.

         Section 2.11. Benefit of Indenture. Nothing in this Indenture or in the Debentures, express or implied, shall give or be construed to give to any Person, other than the parties hereto and the holders of the Debentures (and, with respect to the provisions of Article XVI, the holders of the Senior Indebtedness) any legal or equitable right, remedy or claim under or in respect of this Indenture, or under any covenant, condition or provision herein contained; all such covenants, conditions and provisions being for the sole benefit of the parties hereto and of the holders of the Debentures (and, with respect to the provisions of Article XVI, the holders of the Senior Indebtedness).

         Section 2.12.     Authenticating Agent.

         (a) So long as any of the Debentures remain Outstanding there may be an Authenticating Agent for any or all such Debentures, which Authenticating Agent the Trustee shall have the right to appoint. Said Authenticating Agent shall be authorized to act on behalf of the Trustee to authenticate Debentures issued upon exchange, transfer or partial redemption thereof, and Debentures so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee hereunder. All references in this Indenture to the authentication of Debentures by the Trustee shall be deemed to include authentication by an Authenticating Agent. Each Authenticating Agent shall be acceptable to the Company and shall be a corporation that has a combined capital and surplus, as most recently reported or determined by it, sufficient under the laws of any jurisdiction under which it is organized or in which it is doing business to conduct a trust business, and that is otherwise authorized under such laws to conduct such business and is subject to supervision or examination by federal or state authorities. If at any time any Authenticating Agent shall cease to be eligible in accordance with these provisions, it shall resign immediately.

         (b) Any Authenticating Agent may at any time resign by giving written notice of resignation to the Trustee and to the Company. The Trustee may at any time (and upon request by the Company shall) terminate the agency of any Authenticating Agent by giving written notice of termination to such Authenticating Agent and to the Company. Upon resignation, termination or cessation of eligibility of any Authenticating Agent, the Trustee may appoint a successor Authenticating Agent eligible under the provisions of Section 2.12(a) of this Indenture. Any successor Authenticating Agent, upon acceptance of its appointment hereunder, shall become vested with all the rights, powers and duties of its predecessor hereunder as if originally named as an Authenticating Agent pursuant hereto.

                                   ARTICLE III
                            REDEMPTION OF DEBENTURES

         Section 3.1. Redemption. Subject to the Company having received prior approval of the Federal Reserve, if then required under the applicable capital guidelines, policies or regulations of the Federal Reserve, the Company may redeem the Debentures issued hereunder on and after the dates set forth in and in accordance with the terms of this Article III.

         Section 3.2. Special Event Redemption. Subject to the Company having received the prior approval of the Federal Reserve, if then required under the applicable capital guidelines, policies or regulations of the Federal Reserve, if a Special Event has occurred and is continuing, then, notwithstanding Section 3.3(a) but subject to Section 3.3(b), the Company shall have the right upon not less than thirty (30) days' nor more than sixty (60) days' notice to the holders of the Debentures to redeem the Debentures, in whole but not in part, for cash within 180 days following the occurrence of such Special Event (the "180-Day Period") at a redemption price equal to 100% of the principal amount to be redeemed plus any accrued and unpaid interest thereon to the date of such redemption (the "Redemption Price"), provided, that if at the time there is available to the Company the opportunity to eliminate, within the 180-Day Period, a Tax Event by taking some ministerial action (a "Ministerial Action"), such as filing a form or making an election, or pursuing some other similar reasonable measure which has no adverse effect on the Company, the Trust or the holders of the Trust Securities issued by the Trust, the Company shall pursue such Ministerial Action in lieu of redemption, and, provided, further, that the Company shall have no right to redeem the Debentures pursuant to this
Section 3.2 while it is pursuing any Ministerial Action pursuant to its obligations hereunder, and, provided, further, that, if it is determined that the taking of a Ministerial Action would not eliminate the Tax Event within the 180 Day Period, the Company's right to redeem the Debentures pursuant to this
Section 3.2 shall be restored and it shall have no further obligations to pursue the Ministerial Action. The Redemption Price shall be paid prior to 12:00 noon, New York time, on the date of such redemption or such earlier time as the Company determines, provided that the Company shall deposit with the Trustee an amount sufficient to pay the Redemption Price by 10:00 a.m., New York time, on the date such Redemption Price is to be paid.

         Section 3.3.      Optional Redemption by the Company.

         (a) Subject to the provisions of Section 3.3(c), except as otherwise may be specified in this Indenture, the Company shall have the right to redeem the Debentures, in whole or in part, from time to time, on or after December 31, 2006, at a Redemption Price equal to 100% of the principal amount to be redeemed plus any accrued and unpaid interest thereon to the date of such redemption. Any redemption pursuant to this Section 3.3(a) shall be made upon not less than thirty (30) days' nor more than sixty (60) days' notice to the holder of the Debentures, at the Redemption Price. If the Debentures are only partially redeemed pursuant to this Section 3.3(a), the Debentures shall be redeemed by lot. The Redemption Price shall be paid prior to 12:00 noon, New York time, on the date of such redemption or at such earlier time as the Company determines, provided that the Company shall deposit with the Trustee an amount sufficient to pay the Redemption Price by 10:00 a.m., New York time, on the date such Redemption Price is to be paid.

         (b) Subject to the provisions of Section 3.3(c), the Company shall have the right to redeem Debentures at any time and from time to time in a principal amount equal to the Liquidation Amount (as defined in the Trust Agreement) of any Preferred Securities purchased and beneficially owned by the Company, plus an additional principal amount of Debentures equal to the Liquidation Amount (as defined in the Trust Agreement) of that number of Common Securities that bears the same proportion to the total number of Common Securities then outstanding as the number of Preferred Securities to be redeemed bears to the total number of Preferred Securities then outstanding. Such Debentures shall be redeemed pursuant to this Section 3.3(b) only in exchange for and upon surrender by the Company to the Property Trustee of the Preferred Securities and a proportionate amount of Common Securities, whereupon the Property Trustee shall cancel the Preferred Securities and Common Securities so surrendered and a Like Amount (as defined in the Trust Agreement) of Debentures shall be extinguished by the Trustee and shall no longer be deemed Outstanding.

         (c) If a partial redemption of the Debentures would result in the termination of inclusion of the Preferred Securities in the Nasdaq National Market or the delisting of the Preferred Securities from any national securities exchange or other self-regulatory organization on or in which the Preferred Securities are then included, listed, quoted or included, the Company shall not be permitted to effect such partial redemption and may only redeem the Debentures in whole.

         Section 3.4.      Notice of Redemption.

         (a) Except in the case of a redemption pursuant to Section 3.3(b), in case the Company shall desire to exercise such right to redeem all or, as the case may be, a portion of the Debentures in accordance with the right reserved so to do, the Company shall, or shall cause the Trustee to, upon receipt of forty-five (45) days' written notice from the Company (which notice shall, in the event of a partial redemption, include a representation to the effect that such partial redemption will not result in the delisting of the Preferred Securities as described in Section 3.3(c) above), give notice of such redemption to holders of the Debentures to be redeemed by mailing, first class postage prepaid, a notice of such redemption not less than thirty (30) days and not more than sixty (60) days before the date fixed for redemption to such holders at their last addresses as they shall appear upon the Debenture Register unless a shorter period is specified in the Debentures to be redeemed. Any notice that is mailed in the manner herein provided shall be conclusively presumed to have been duly given, whether or not the registered holder receives the notice. In any case, failure duly to give such notice to the holder of any Debenture designated for redemption in whole or in part, or any defect in the notice, shall not affect the validity of the proceedings for the redemption of any other Debentures. In the case of any redemption of Debentures prior to the expiration of any restriction on such redemption provided in the terms of such Debentures or elsewhere in this Indenture, the Company shall furnish the Trustee with an Officers' Certificate evidencing compliance with any such restriction. Each such notice of redemption shall specify the date fixed for redemption and the Redemption Price and shall state that payment of the Redemption Price shall be made at the Corporate Trust Office, upon presentation and surrender of such Debentures, that interest accrued to the date fixed for redemption shall be paid as specified in said notice and that from and after said date interest shall cease to accrue. If less than all the Debentures are to be redeemed, the notice to the holders of the Debentures shall specify the particular Debentures to be redeemed. If the Debentures are to be redeemed in part only, the notice shall state the portion of the principal amount thereof to be redeemed and shall state that on and after the redemption date, upon surrender of such Debenture, a new Debenture or Debentures in principal amount equal to the unredeemed portion thereof shall be issued.

         (b) Except in the case of a redemption pursuant to Section 3.3(b), if less than all the Debentures are to be redeemed, the Company shall give the Trustee at least forty-five (45) days' written notice in advance of the date fixed for redemption as to the aggregate principal amount of Debentures to be redeemed, and thereupon the Trustee shall select, by lot the portion or portions (equal to $25 or any integral multiple thereof) of the Debentures to be redeemed and shall thereafter promptly notify the Company in writing of the numbers of the Debentures to be redeemed, in whole or in part. The Company may, if and whenever it shall so elect pursuant to the terms hereof, by delivery of instructions signed on its behalf by its Chairman, Chief Executive Officer, President or any Vice President, instruct the Trustee or any Paying Agent to call all or any part of the Debentures for redemption and to give notice of redemption in the manner set forth in this Section 3.4, such notice to be in the name of the Company or its own name as the Trustee or such Paying Agent may deem advisable. In any case in which notice of redemption is to be given by the Trustee or any such Paying Agent, the Company shall deliver or cause to be delivered to, or permit to remain with, the Trustee or such Paying Agent, as the case may be, such Debenture Register, transfer books or other records, or suitable copies or extracts therefrom, sufficient to enable the Trustee or such Paying Agent to give any notice by mail that may be required under the provisions of this Section 3.4.

         Section 3.5.      Payment Upon Redemption.

         (a) If the giving of notice of redemption shall have been completed as above provided, the Debentures or portions of Debentures to be redeemed specified in such notice shall become due and payable on the date and at the place stated in such notice at the applicable Redemption Price, and interest on such Debentures or portions of Debentures shall cease to accrue on and after the date fixed for redemption, unless the Company shall default in the payment of such Redemption Price with respect to any such Debenture or portion thereof. On presentation and surrender of such Debentures on or after the date fixed for redemption at the place of payment specified in the notice, said Debentures shall be paid and redeemed at the Redemption Price (but if the date fixed for redemption is an Interest Payment Date, the interest installment payable on such date shall be payable to the registered holder at the close of business on the applicable record date pursuant to Section 2.5).

         (b) Upon presentation of any Debenture that is to be redeemed in part only, the Company shall execute and the Trustee shall authenticate and the office or agency where the Debenture is presented shall deliver to the holder thereof, at the expense of the Company, a new Debenture of authorized denomination in principal amount equal to the unredeemed portion of the Debenture so presented.

         Section 3.6. No Sinking Fund. The Debentures are not entitled to the benefit of any sinking fund.

                                   ARTICLE IV
                      EXTENSION OF INTEREST PAYMENT PERIOD

         Section 4.1. Extension of Interest Payment Period. The Company shall have the right, at any time and from time to time during the term of the Debentures so long as no Event of Default has occurred and is continuing, to defer payments of interest by extending the interest payment period of such Debentures for a period not exceeding twenty (20) consecutive quarters (the "Extension Period"), during which Extension Period no interest shall be due and payable; provided that no Extension Period may extend beyond the Maturity Date or end on a date other than an Interest Payment Date. To the extent permitted by applicable law, interest, the payment of which has been deferred because of the extension of the interest payment period pursuant to this Section 4.1, shall bear interest thereon at the Coupon Rate compounded quarterly for each quarter of the Extension Period ("Compounded Interest"). At the end of the Extension Period, the Company shall calculate (and deliver such calculation to the Trustee) and pay all interest accrued and unpaid on the Debentures, including any Additional Payments and Compounded Interest (together, "Deferred Payments") that shall be payable to the holders of the Debentures in whose names the Debentures are registered in the Debenture Register on the first record date after the end of the Extension Period. Before the termination of any Extension Period, the Company may further extend such period so long as no Event of Default has occurred and is continuing, provided that such period together with all such further extensions thereof shall not exceed twenty (20) consecutive quarters, or extend beyond the Maturity Date of the Debentures or end on a date other than an Interest Payment Date. Upon the termination of any Extension Period and upon the payment of all Deferred Payments then due, the Company may commence a new Extension Period, subject to the foregoing requirements. No interest shall be due and payable during an Extension Period, except at the end thereof, but the Company may prepay at any time all or any portion of the interest accrued during an Extension Period.

         Section 4.2.      Notice of Extension.
         (a) If the Property Trustee is the only registered holder of the Debentures at the time the Company selects an Extension Period, the Company shall give written notice to the Administrative Trustees, the Property Trustee and the Trustee of its selection of such Extension Period at least two (2) Business Days before the earlier of (i) the next succeeding date on which Distributions on the Trust Securities issued by the Trust are payable; or (ii) the date the Trust is required to give notice of the record date, or the date such Distributions are payable, to the Nasdaq National Market or other applicable exchange or self-regulatory organization or to holders of the Preferred Securities issued by the Trust, but in any event at least one Business Day before such record date.

         (b) If the Property Trustee is not the only holder of the Debentures at the time the Company selects an Extension Period, the Company shall give the holders of the Debentures and the Trustee written notice of its selection of such Extension Period at least two Business Days before the earlier of (i) the next succeeding Interest Payment Date; or (ii) the date the Company is required to give notice of the record or payment date of such interest payment to The Nasdaq National Market or other applicable self-regulatory organization or to holders of the Debentures, but in any event at least one Business Day before such record date.

         (c) The quarter in which any notice is given pursuant to paragraphs (a) or (b) of this Section 4.2 shall be counted as one of the twenty (20) quarters permitted in the maximum Extension Period permitted under Section 4.1.

         Section 4.3. Limitation on Transactions. If (i) the Company shall exercise its right to defer payment of interest as provided in Section 4.1; or
(ii) there shall have occurred and be continuing any Event of Default, then (a) neither the Company nor any of its Subsidiaries shall declare or pay any dividend on, make any distributions with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock (other than (A) dividends or distributions in common stock of the Company or such Subsidiary, as the case may be, or any declaration of a non-cash dividend in connection with the implementation of a shareholder rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto, (B) purchases of common stock of the Company related to the rights under any of the Company's benefit plans for its directors, officers or employees), (C) as a result of a reclassification of its capital stock for another class of its capital stock, or (D) dividends or distributions made by a Subsidiary to the Company , or (E) dividends or distributions made by a Subsidiary to a Subsidiary); (b) neither the Company nor any Subsidiary shall make any payment of interest, principal or premium, if any, or repay, repurchase or redeem any debt securities issued by the Company or any Subsidiary which rank pari passu with (including without limitation the Company's 9.25% Subordinated Debentures due 2027 issued to First Preferred Capital Trust I and the Company's 10.24% Subordinated Debentures due 2030 issued to First Preferred Capital Trust II) or junior to the Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu with or junior in interest to the Debentures; provided, however, that notwithstanding the foregoing the Company may make payments pursuant to its obligations under the Preferred Securities Guarantee; and (c) the Company shall not redeem, purchase or acquire less than all of the Outstanding Debentures or any of the Preferred Securities. The term "capital stock" as used in this Indenture shall not include the 8.50% Subordinated Debentures due 2028 issued by First Banks America, Inc. to First America Capital Trust or the 8.50% Cumulative Trust Preferred Securities issued by First America Capital Trust.

                                    ARTICLE V
                       PARTICULAR COVENANTS OF THE COMPANY

         Section 5.1. Payment of Principal and Interest. The Company shall duly and punctually pay or cause to be paid the principal of and interest on the Debentures at the time and place and in the manner provided herein. Each such payment of the principal of and interest on the Debentures shall relate only to the Debentures, shall not be combined with any other payment of the principal of or interest on any other obligation of the Company, and shall be clearly and unmistakably identified as pertaining to the Debentures.

         Section 5.2. Maintenance of Agency. So long as any of the Debentures remain Outstanding, the Company shall maintain an office or agency at such other location or locations as may be designated as provided in this
Section 5.2, where (i) Debentures may be presented for payment; (ii) Debentures may be presented as hereinabove authorized for registration of transfer and exchange; and (iii) notices and demands to or upon the Company in respect of the Debentures and this Indenture may be given or served, such designation to continue with respect to such office or agency until the Company shall, by written notice signed by its President or a Vice President and delivered to the Trustee, designate some other office or agency for such purposes or any of them. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, notices and demands may be made or served at the Corporate Trust Office of the Trustee, and the Company hereby appoints the Trustee as its agent to receive all such presentations, notices and demands. The Company shall give the Trustee prompt written notice of any such designation or rescission thereof.

         Section 5.3.      Paying Agents.

         (a) The Trustee shall initially act as the Paying Agent. If the Company shall appoint one or more Paying Agents for the Debentures, other than the Trustee, the Company shall cause each such Paying Agent to execute and deliver to the Trustee an instrument in which such agent shall agree with the Trustee, subject to the provisions of this Section 5.3:

                  (i) that it shall hold all sums held by it as such agent for the payment of the principal of or interest on the Debentures (whether such sums have been paid to it by the Company or by any other obligor of such Debentures) in trust for the benefit of the Persons entitled thereto;

                  (ii) that it shall give the Trustee notice of any failure by the Company (or by any other obligor of such Debentures) to make any payment of the principal of or interest on the Debentures when the same shall be due and payable;

                  (iii) that it shall, at any time during the continuance of any failure referred to in the preceding paragraph (a)(ii) above, upon the written request of the Trustee, forthwith pay to the Trustee all sums so held in trust by such Paying Agent; and

                  (iv) that it shall perform all other duties of Paying Agent as set forth in this Indenture.

         (b) If the Company shall act as its own Paying Agent with respect to the Debentures, it shall on or before each due date of the principal of or interest on such Debentures, set aside, segregate and hold in trust for the benefit of the Persons entitled thereto a sum sufficient to pay such principal or interest so becoming due on Debentures until such sums shall be paid to such Persons or otherwise disposed of as herein provided and shall promptly notify the Trustee of such action, or any failure (by it or any other obligor on such Debentures) to take such action. Whenever the Company shall have one or more Paying Agents for the Debentures, it shall, prior to each due date of the principal of or interest on any Debentures, deposit with the Paying Agent a sum sufficient to pay the principal or interest so becoming due, such sum to be held in trust for the benefit of the Persons entitled to such principal or interest, and (unless such Paying Agent is the Trustee) the Company shall promptly notify the Trustee of this action or failure so to act.

         (c) Notwithstanding anything in this Section 5.3 to the contrary, (i) the agreement to hold sums in trust as provided in this Section 5.3 is subject to the provisions of Section 13.3 and 13.4; and (ii) the Company may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or direct any Paying Agent to pay, to the Trustee all sums held in trust by the Company or such Paying Agent, such sums to be held by the Trustee upon the same terms and conditions as those upon which such sums were held by the Company or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such money.

         Section 5.4. Appointment to Fill Vacancy in Office of Trustee. The Company, whenever necessary to avoid or fill a vacancy in the office of Trustee, shall appoint, in the manner provided in Section 9.11, a Trustee, so that there shall at all times be a Trustee hereunder.

         Section 5.5. Compliance with Consolidation Provisions. The Company shall not, while any of the Debentures remain Outstanding, consolidate with, or merge into, or merge into itself, or sell or convey all or substantially all of its property to any other company unless the provisions of Article XII hereof are complied with.

         Section 5.6. Limitation on Transactions. If Debentures are issued to the Trust or a trustee of the Trust in connection with the issuance of Trust Securities by the Trust and (i) there shall have occurred and be continuing any event that would constitute an Event of Default; (ii) the Company shall be in default with respect to its payment of any obligations under the Preferred Securities Guarantee relating to the Trust; or (iii) the Company shall have given notice of its election to defer payments of interest on such Debentures by extending the interest payment period as provided in this Indenture and such Extension Period, or any extension thereof, shall be continuing, then (a) neither the Company nor any of its Subsidiaries shall declare or pay any dividend on, make any distributions with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock (other than (A) dividends or distributions in common stock of the Company or such Subsidiary, as the case may be, or any declaration of a non-cash dividend in connection with the implementation of a shareholder rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto, (B) purchases of common stock of the Company related to the rights under any of the Company's benefit plans for its directors, officers or employees), (C) as a result of a reclassification of its capital stock, or (D) dividends or distributions made by a Subsidiary to the Company, or (E) dividends or distributions made by a Subsidiary to a Subsidiary); (ii) neither the Company nor any Subsidiary shall make any payment of principal, interest or premium, if any, or repay, repurchase or redeem any debt securities issued by the Company or any Subsidiary which rank pari passu with (including without limitation the Company's 9.25% Subordinated Debentures due 2027 issued to First Preferred Capital Trust I) or junior in interest to the Debentures; provided, however, that the Company may make payments pursuant to its obligations under the Preferred Securities Guarantee; and (c) the Company shall not redeem, purchase or acquire less than all of the Outstanding Debentures or any of the Preferred Securities.

         Section 5.7. Covenants as to the Trust. For so long as the Trust Securities of the Trust remain outstanding, the Company shall (i) maintain 100% direct or indirect ownership of the Common Securities of the Trust; provided, however, that any permitted successor of the Company under this Indenture may succeed to the Company's ownership of the Common Securities; (ii) not voluntarily terminate, wind up or liquidate the Trust, except upon prior approval of the Federal Reserve if then so required under applicable capital guidelines, regulations or policies of the Federal Reserve and use its reasonable efforts to cause the Trust (a) to remain a business trust (and to avoid involuntary termination, winding up or liquidation), except in connection with a distribution of Debentures, the redemption of all of the Trust Securities of the Trust or certain mergers, consolidations or amalgamations, each as permitted by the Trust Agreement; and (b) to otherwise continue not to be treated as an association taxable as a corporation or partnership for United States federal income tax purposes; (iii) use its reasonable efforts to cause each holder of Trust Securities to be treated as owning an undivided beneficial interest in the Debentures; and (iv) including any successor to the Company, shall use best efforts to maintain the eligibility of the Preferred Securities for listing, quotation or inclusion on or in any national securities exchange or other self-regulatory organization on or in which the Preferred Securities are then listed, quoted or included (including, if applicable, the Nasdaq National Market) and shall use best efforts to keep the Preferred Securities so listed, quoted or included for so long as the Preferred Securities remain outstanding. In connection with the distribution of the Debentures to the holders of the Preferred Securities issued by the Trust upon a Dissolution Event, the Company shall use its best efforts to include such Debentures in the Nasdaq National Market or on such other exchange or to include such Debentures in such self-regulatory organization as the Preferred Securities are then listed, quoted or included.

         Section 5.8. Covenants as to Purchases. Except upon the exercise by the Company of its right to redeem the Debentures pursuant to Section 3.2 upon the occurrence and continuation of a Special Event or pursuant to Section 3.3(b), the Company shall not purchase any Debentures, in whole or in part, from the Trust prior to December 31, 2006.

         Section 5.9. Waiver of Usury; Stay or Extension Laws. The Company shall not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any usury, stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performances of this Indenture, and the Company (to the extent it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

         Section 5.10. Limitation on Additional Junior Indebtedness. The Company shall not, and it shall not cause or permit any Subsidiary of the Company to, incur, issue or be obligated on any Additional Junior Indebtedness, either directly or indirectly, by way of guarantee, suretyship or otherwise, other than:

         (a) Additional Junior Indebtedness that, by its terms, is expressly stated to be junior and subordinate in all respects to the Debentures; or

         (b) Additional Junior Indebtedness that, by its terms, is expressly stated to be pari passu and rank equally in all respects with the Debentures; provided, however, that neither the Company nor any of its Subsidiaries shall incur, issue or otherwise become obligated on any Additional Junior Indebtedness pursuant to this Section 5.10(b) unless the quotient of "X" divided by "Y" is less than 65% upon incurring, issuing or otherwise obligated on any Additional Junior Indebtedness, where "X" and "Y" are calculated as described in Section 5.10(c) and 5.10(d), respectively.

         (c) As used in Section 5.10(b), "X" means the sum of the following:

                  (i) the aggregate liquidation amount or principal amount, as the case may be, of the Debentures Outstanding at the time of the proposed issuance of such Additional Junior Indebtedness pursuant to
         Section 5.10(b), plus

                  (ii) the aggregate liquidation amount or principal amount, as the case may be, of any Additional Junior Indebtedness previously issued and outstanding at the time of the proposed issuance of such Additional Junior Indebtedness pursuant to Section 5.10(b), excluding any such Additional Junior Indebtedness that, by its terms, is expressly stated to be junior and subordinate in all respects to the Debentures, plus

                  (iii) the aggregate liquidation amount or principal amount, as the case may be, of the Additional Junior Indebtedness proposed to be issued or otherwise incurred pursuant to Section 5.10(b), plus

                  (iv) the principal amount of any Senior Indebtedness of the Company outstanding at the time of the proposed issuance of such Additional Junior Indebtedness pursuant to Section 5.10(b) for amounts borrowed;

                  less, any indebtedness described in clauses (i) to (iv) above to be paid with the proceeds of the Additional Junior Indebtedness then proposed to be incurred, issued or upon which the Company is then to become obligated.

         (d) As used in Section 5.10(b), "Y" means the sum of the following:

                  (i) the stockholder's equity (excluding any amount of accumulated other comprehensive income or loss) of the Company, each calculated on a consolidated basis and in accordance with accounting principles generally accepted in the United States of America, determined as of the last day of the month immediately preceding the month during which the proposed issuance of the Additional Junior Indebtedness pursuant to Section 5.10(b) is scheduled to occur, (provided, however, that in no event shall any portion of the Debentures, the Additional Junior Indebtedness or the Senior Indebtedness described in Section 5.10(c) also be included in "Y" under this Section 5.10(d)), plus

                  (ii) the aggregate liquidation amount or principal amount, as the case may be, of any Additional Junior Indebtedness, which by its terms is expressly stated to be junior and subordinate in all respects to the Debentures and which was previously issued and outstanding at the time of the proposed issuance of such Additional Junior Indebtedness pursuant to Section 5.10(b).

         (e) Notwithstanding the foregoing, the limitations of this Section 5.10 shall not in any way preclude the Company from merging with or into, or from acquiring or being acquired by, another Person (including by way of merger, stock purchase or acquisition of assets) that is not directly or indirectly controlling, controlled by or under common control with the Company in an arm's length transaction entered into in good faith, even though the pro forma consolidated balance sheet of the surviving Person immediately following the consummation of such merger, or of the acquiror immediately following the completion of such acquisition transaction, may include Additional Junior Indebtedness in amounts in excess of amounts that would otherwise be permitted by this Section 5.10; provided, however, that thereafter the limitations on future incurrences of Additional Junior Indebtedness in this Section 5.10 shall continue to apply to the Company (in the event that it is the surviving corporation in such merger transaction or the acquiror in such acquisition transaction) and shall apply to the other Person (in the event that it is the surviving corporation in such merger transaction or the acquiror in such acquisition transaction) whether or not such other Person is expressly made a party hereto.

         (f) The Company will not pay dividends or make any payments on account of the purchase, redemption or other retirement of any of its common stock, or make any distribution in respect thereof, directly or indirectly, if such payment or distribution, would cause the quotient referred to in Section 5.10(b) to exceed 60%.

                                   ARTICLE VI
                       DEBENTUREHOLDERS' LISTS AND REPORTS
                         BY THE COMPANY AND THE TRUSTEE

         Section 6.1. Company to Furnish the Trustee Names and Addresses of Debentureholders. The Company shall furnish or cause to be furnished to the Trustee (a) on a quarterly basis on each regular record date (as described in Section 2.5) a list, in such form as the Trustee may reasonably require, of the names and addresses of the holders of the Debentures as of such regular record date, provided that the Company shall not be obligated to furnish or cause to be furnished such list at any time that the list shall not differ in any respect from the most recent list furnished to the Trustee by the Company (in the event the Company fails to provide such list on a quarterly basis, the Trustee shall be entitled to rely on the most recent list provided by the Company); and (b) at such other times as the Trustee may request in writing within thirty (30) days after the receipt by the Company of any such request, a list of similar form and content as of a date not more than fifteen (15) days prior to the time such list is furnished; provided, however, that, in either case, no such list need be furnished if the Trustee shall be the Debenture Registrar.

         Section 6.2. Preservation of Information Communications with the Debentureholders.

         (a) The Trustee shall preserve, in as current a form as is reasonably practicable, all information as to the names and addresses of the holders of Debentures contained in the most recent list furnished to it as provided in
Section 6.1 and as to the names and addresses of holders of Debentures received by the Trustee in its capacity as Debenture Registrar for the Debentures (if acting in such capacity).

         (b) The Trustee may destroy any list furnished to it as provided in Section 6.1 upon receipt of a new list so furnished.

         (c) Debentureholders may communicate as provided in Section 312(b) of the Trust Indenture Act with other Debentureholders with respect to their rights under this Indenture or under the Debentures.

         Section 6.3.      Reports by the Company.

         (a) The Company covenants and agrees to file with the Trustee, within fifteen (15) days after the Company is required to file the same with the Commission, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) that the Company may be required to file with the Commission pursuant to Section 13 or
Section 15(d) of the Exchange Act; or, if the Company is not required to file information, documents or reports pursuant to either of such sections, then to file with the Trustee and the Commission, in accordance with the rules and regulations prescribed from time to time by the Commission, such of the supplementary and periodic information, documents and reports that may be required pursuant to Section 13 of the Exchange Act in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations.

         (b) The Company covenants and agrees to file with the Trustee and the Commission, in accordance with the rules and regulations prescribed from time to time by the Commission, such additional information, documents and reports with respect to compliance by the Company with the conditions and covenants provided for in this Indenture as may be required from time to time by such rules and regulations.

         (c) The Company covenants and agrees to transmit by mail, first class postage prepaid, or reputable overnight delivery service that provides for evidence of receipt, to the Debentureholders, as their names and addresses appear upon the Debenture Register, within thirty (30) days after the filing thereof with the Trustee, such summaries of any information, documents and reports required to be filed by the Company pursuant to subsections (a) and (b) of this Section 6.3 as may be required by rules and regulations prescribed from time to time by the Commission.

         Section 6.4.      Reports by the Trustee.

         (a) On or before July 15 in each year in which any of the Debentures are Outstanding, the Trustee shall transmit by mail, first class postage prepaid, to the Debentureholders, as their names and addresses appear upon the Debenture Register, a brief report dated as of the preceding May 15, if and to the extent required under Section 313(a) of the Trust Indenture Act.

         (b) The Trustee shall comply with Section 313(b) and 313(c) of the Trust Indenture Act.

         (c) A copy of each such report shall, at the time of such transmission to Debentureholders, be filed by the Trustee with the Company, with the Nasdaq National Market, or any stock exchange on which any Debentures are listed and/or any other self-regulatory organization on or in which any Debentures are quoted or included (if so listed, quoted or included) and also with the Commission. The Company agrees to notify the Trustee when any Debentures become designated for inclusion in the Nasdaq National Market or listed on any other stock exchange or other self-regulatory organization.

                                   ARTICLE VII
                  REMEDIES OF THE TRUSTEE AND DEBENTUREHOLDERS
                               ON EVENT OF DEFAULT

         Section 7.1.      Events of Default.

         (a) Whenever used herein with respect to the Debentures, "Event of Default" means any one or more of the following events that has occurred and is continuing:

                  (i) the Company defaults in the payment of any installment of interest upon any of the Debentures, as and when the same shall become due and payable, and continuance of such default for a period of thirty
         (30) days; provided, however, that a valid extension of an interest payment period by the Company in accordance with the terms of this Indenture shall not constitute a default in the payment of interest for this purpose;

                  (ii) the Company defaults in the payment of the principal on the Debentures as and when the same shall become due and payable whether at maturity, upon redemption, by declaration or otherwise;

                  (iii) the Company fails to observe or perform any other of its covenants or agreements with respect to the Debentures for a period of ninety (90) days after the date on which written notice of such failure, requiring the same to be remedied and stating that such notice is a "Notice of Default" hereunder, shall have been given to the Company by the Trustee, by registered or certified mail, or to the Company and the Trustee by the holders of at least twenty-five percent (25%) in principal amount of the Debentures at the time Outstanding;

                  (iv) the Company pursuant to or within the meaning of any Bankruptcy Law (A) commences a voluntary case; (B) consents to the entry of an order for relief against it in an involuntary case; (C) consents to the appointment of a Custodian of it or for all or substantially all of its property; or (D) makes a general assignment for the benefit of its creditors;

                  (v) a court of competent jurisdiction enters an order under any Bankruptcy Law that (A) is for relief against the Company in an involuntary case; (B) appoints a Custodian of the Company for all or substantially all of its property; or (C) orders the liquidation of the Company, and in any of such events the order or decree remains unstayed and in effect for 60 consecutive days; or

                  (vi) the Trust shall have voluntarily or involuntarily dissolved, wound-up its business or otherwise terminated its existence except in connection with (A) the distribution of Debentures to holders of Trust Securities in liquidation of their interests in the Trust; (B) the redemption of all of the outstanding Trust Securities of the Trust; or (C) certain mergers, consolidations or amalgamations, each as permitted by the Trust Agreement.

         (b) In each and every such case referred to in paragraphs (i) through
(vi) of Section 7.1(a), unless the principal of all the Debentures shall have already become due and payable, either the Trustee or the holders of not less than twenty-five percent (25%) in aggregate principal amount of the Debentures then Outstanding hereunder, by notice in writing to the Company (and to the Trustee if given by such Debentureholders) may declare the principal of all the

Debentures to be due and payable immediately, and upon any such declaration the same shall become and shall be immediately due and payable, notwithstanding anything contained in this Indenture or in the Debentures.

         (c) At any time after the principal of the Debentures shall have been so declared due and payable, and before any judgment or decree for the payment of the money due shall have been obtained or entered as hereinafter provided, the holders of a majority in aggregate principal amount of the Debentures then Outstanding hereunder, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if: (i) the Company has paid or deposited with the Trustee a sum sufficient to pay all matured installments of interest upon all the Debentures and the principal of any and all Debentures that shall have become due otherwise than by acceleration (with interest upon such principal, and, to the extent that such payment is enforceable under applicable law, upon overdue installments of interest, at the rate per annum expressed in the Debentures to the date of such payment or deposit) and the amount payable to the Trustee under Section 9.7; and (ii) any and all Events of Default under this Indenture, other than the nonpayment of principal on Debentures that shall not have become due by their terms, shall have been remedied or waived as provided in Section 7.6. No such rescission and annulment shall extend to or shall affect any subsequent default or impair any right consequent thereon.

         (d) In case the Trustee shall have proceeded to enforce any right with respect to Debentures under this Indenture and such proceedings shall have been discontinued or abandoned because of such rescission or annulment or for any other reason or shall have been determined adversely to the Trustee, then and in every such case the Company and the Trustee shall be restored respectively to their former positions and rights hereunder, and all rights, remedies and powers of the Company and the Trustee shall continue as though no such proceedings had been taken.

         Section 7.2. Collection of Indebtedness and Suits for Enforcement by Trustee.

         (a) The Company covenants that (i) in case it shall default in the payment of any installment of interest on any of the Debentures, and such default shall have continued for a period of thirty (30) days (other than by reason of a valid extension of an interest payment period by the Company in accordance with the terms of this Indenture); or (ii) in case it shall default in the payment of the principal of any of the Debentures when the same shall have become due and payable, whether upon maturity of the Debentures or upon redemption or upon declaration or otherwise, then, upon demand of the Trustee, the Company shall pay to the Trustee, for the benefit of the holders of the Debentures, the whole amount that then shall have become due and payable on all such Debentures for principal or interest, or both, as the case may be, with interest upon the overdue principal and (to the extent that payment of such interest is enforceable under applicable law and, if the Debentures are held by the Trust or a trustee of the Trust, without duplication of any other amounts paid by the Trust or trustee in respect thereof) upon overdue installments of interest at the rate per annum expressed in the Debentures; and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, and the amount payable to the Trustee under Section 9.7.

         (b) If the Company shall fail to pay such amounts set forth in Section 7.2(a) forthwith upon such demand, the Trustee, in its own name and as trustee of an express trust, shall be entitled and empowered to institute any action or proceedings at law or in equity for the collection of the sums so due and unpaid, and may prosecute any such action or proceeding to judgment or final decree, and may enforce any such judgment or final decree against the Company or other obligor upon the Debentures and collect the money adjudged or decreed to be payable in the manner provided by law out of the property of the Company or other obligor upon the Debentures, wherever situated.

         (c) In case of any receivership, insolvency, liquidation, bankruptcy, reorganization, readjustment, arrangement, composition or judicial proceedings affecting the Company, the Trust or the creditors or property of either, the Trustee shall have power to intervene in such proceedings and take any action therein that may be permitted by the court and shall (except as may be otherwise provided by law) be entitled to file such proofs of claim and other papers and documents as may be necessary or advisable in order to have the claims of the Trustee and of the holders of the Debentures allowed for the entire amount due and payable by the Company under this Indenture at the date of institution of such proceedings and for any additional amount that may become due and payable by the Company after such date, and to collect and receive any money or other property payable or deliverable on any such claim, and to distribute the same after the deduction of the amount payable to the Trustee under Section 9.7; and any receiver, assignee or trustee in bankruptcy or reorganization is hereby authorized by each of the holders of the Debentures to make such payments to the Trustee, and, in the event that the Trustee shall consent to the making of such payments directly to such Debentureholders, to pay to the Trustee any amount due it under Section 9.7.

         (d) All rights of action and of asserting claims under this Indenture, or under any of the terms established with respect to the Debentures, may be enforced by the Trustee without the possession of any of such Debentures, or the production thereof at any trial or other proceeding relative thereto, and any such suit or proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for payment to the Trustee of any amounts due under Section 9.7, be for the ratable benefit of the holders of the Debentures. In case of an Event of Default hereunder which is continuing, the Trustee may in its discretion proceed to protect and enforce the rights vested in it by this Indenture by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any of such rights, either at law or in equity or in bankruptcy or otherwise, whether for the specific enforcement of any covenant or agreement contained in this Indenture or in aid of the exercise of any power granted in this Indenture, or to enforce any other legal or equitable right vested in the Trustee by this Indenture or by law. Nothing contained herein shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Debentureholder any plan of reorganization, arrangement, adjustment or composition affecting the Debentures or the rights of any holder thereof or to authorize the Trustee to vote in respect of the claim of any Debentureholder in any such proceeding.

         Section 7.3 Application of Money Collected. Any money or other assets collected by the Trustee pursuant to this Article VII with respect to the Debentures shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money or other assets on account of principal or interest, upon presentation of the Debentures, and notation thereon of the payment, if only partially paid, and upon surrender thereof if fully paid:

         FIRST: To the payment of costs and expenses of collection and of all amounts payable to the Trustee under Section 9.7;

         SECOND: To the payment of all Senior Indebtedness of the Company if and to the extent required by Article XVI; and

         THIRD: To the payment of the amounts then due and unpaid upon the Debentures for principal and interest, in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Debentures for principal and interest, respectively.

         Section 7.4.      Limitation on Suits.

         (a) Except as set forth in this Indenture, no holder of any Debenture shall have any right by virtue or by availing of any provision of this Indenture to institute any suit, action or proceeding in equity or at law upon or under or with respect to this Indenture or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless (i) such holder previously shall have given to the Trustee written notice of an Event of Default and of the continuance thereof with respect to the Debentures specifying such Event of Default, as hereinbefore provided; (ii) the holders of not less than twenty-five percent (25%) in aggregate principal amount of the Debentures then Outstanding shall have made written request upon the Trustee to institute such action, suit or proceeding in its own name as trustee hereunder; (iii) such holder or holders shall have offered to the Trustee such reasonable indemnity as it may require against the costs, expenses and liabilities to be incurred therein or thereby; and (iv) the Trustee for sixty (60) days after its receipt of such notice, request and offer of indemnity shall have failed to institute any such action, suit or proceeding and during such sixty (60) day period, the holders of a majority in principal amount of the Debentures do not give the Trustee a direction inconsistent with the request.

         (b) Notwithstanding anything contained herein to the contrary or any other provisions of this Indenture, the right of any holder of the Debentures to receive payment of the principal of and interest on the Debentures, as therein provided, on or after the respective due dates expressed in such Debenture (or in the case of redemption, on the redemption date), or to institute suit for the enforcement of any such payment on or after such respective dates or redemption date, shall not be impaired or affected without the consent of such holder and by accepting a Debenture hereunder it is expressly understood, intended and covenanted by the taker and holder of every Debenture with every other such taker and holder and the Trustee that no one or more holders of the Debentures shall have any right in any manner whatsoever by virtue or by availing of any provision of this Indenture to affect, disturb or prejudice the rights of the holders of any other of such Debentures, or to obtain or seek to obtain priority over or preference to any other such holder, or to enforce any right under this Indenture, except in the manner herein provided and for the equal, ratable and common benefit of all holders of the Debentures. For the protection and enforcement of the provisions of this Section 7.4, each and every Debentureholder and the Trustee shall be entitled to such relief as can be given either at law or in equity.

         Section 7.5. Rights and Remedies Cumulative; Delay or Omission Not Waiver.

         (a) Except as otherwise provided in Section 2.9(b), all powers and remedies given by this Article VII to the Trustee or to the Debentureholders shall, to the extent permitted by law, be deemed cumulative and not exclusive of any other powers and remedies available to the Trustee or the holders of the Debentures, by judicial proceedings or otherwise, to enforce the performance or observance of the covenants and agreements contained in this Indenture or otherwise established with respect to such Debentures.

         (b) No delay or omission of the Trustee or of any holder of any of the Debentures to exercise any right or power accruing upon any Event of Default occurring and continuing as aforesaid shall impair any such right or power, or shall be construed to be a waiver of any such default or an acquiescence therein; and, subject to the provisions of Section 7.4, every power and remedy given by this Article VII or by law to the Trustee or the Debentureholders may be exercised from time to time, and as often as shall be deemed expedient, by the Trustee or by the Debentureholders.

         Section 7.6. Control by Debentureholders. The holders of a majority in aggregate principal amount of the Debentures at the time Outstanding, determined in accordance with Section 10.4, shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee; provided, however, that such direction shall not be in conflict with any rule of law or with this Indenture. Subject to the provisions of
Section 9.1, the Trustee shall have the right to decline to follow any such direction if the Trustee in good faith shall, by a Responsible Officer or Officers of the Trustee, determine that the proceeding so directed would involve the Trustee in personal liability. The holders of a majority in aggregate principal amount of the Debentures at the time Outstanding affected thereby, determined in accordance with Section 10.4, may on behalf of the holders of all of the Debentures waive any past default in the performance of any of the covenants contained herein and its consequences, except (i) a default in the payment of the principal of or interest on any of the Debentures as and when the same shall become due by the terms of such Debentures otherwise than by acceleration (unless such default has been cured and a sum sufficient to pay all matured installments of principal and interest has been deposited with the Trustee (in accordance with Section 7.1(c)); (ii) a default in the covenants contained in Section 5.7; or (iii) in respect of a covenant or provision hereof which cannot be modified or amended without the consent of the holder of each Outstanding Debenture affected; provided, however, that if the Debentures are held by the Trust or a trustee of the Trust, such waiver or modification to such waiver shall not be effective until the holders of a majority in liquidation preference of Trust Securities of the Trust shall have consented to such waiver or modification to such waiver; provided, further, that if the Debentures are held by the Trust or a trustee of the Trust, and if the consent of the holder of each Outstanding Debenture is required, such waiver shall not be effective until each holder of the Trust Securities of the Trust shall have consented to such waiver. Upon any such waiver, the default covered thereby shall be deemed to be cured for all purposes of this Indenture and the Company, the Trustee and the holders of the Debentures shall be restored to their former positions and rights hereunder, respectively; but no such waiver shall extend to any subsequent or other default or impair any right consequent thereon.

         Section 7.7. Undertaking to Pay Costs. All parties to this Indenture agree, and each holder of any Debentures by such holder's acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken or omitted by it as the Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys' fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this Section 7.7 shall not apply to any suit instituted by the Trustee, to any suit instituted by any Debentureholder, or group of the Debentureholders holding more than ten percent (10%) in aggregate principal amount of the Outstanding Debentures, or to any suit instituted by any Debentureholder for the enforcement of the payment of the principal of or interest on the Debentures, on or after the respective due dates expressed in such Debenture or established pursuant to this Indenture.

         Section 7.8. Direct Action; Right of Set-Off. In the event that an Event of Default has occurred and is continuing and such event is attributable to the failure of the Company to pay interest on or principal of the Debentures on an Interest Payment Date or Maturity Date, as applicable, then a holder of Preferred Securities may institute and prosecute a legal proceeding directly against the Company for enforcement of payment to such holder of the principal of or interest on such Debentures having a principal amount equal to the aggregate Liquidation Amount of the Preferred Securities of such holders (a "Direct Action"). In connection with such Direct Action, the Company will have a right of set-off under this Indenture to the extent of any payment actually made by the Company to such holder of the Preferred Securities with respect to such Direct Action.

                                  ARTICLE VIII
                      FORM OF DEBENTURE AND ORIGINAL ISSUE

         Section 8.1. Form of Debenture. The Debenture and the Trustee's Certificate of Authentication to be endorsed thereon are to be substantially in the forms contained as Exhibit A to this Indenture attached hereto and incorporated herein by reference.

         Section 8.2. Original Issue of the Debentures. Debentures in the aggregate principal amount of $41,237,125 may, upon execution of this Indenture, be executed by the Company and delivered to the Trustee for authentication. If the Underwriters exercise their Option and there is an Option Closing Date (as such terms are defined in the Underwriting Agreement dated ____________, 2001, by and among the Company, the Trust and Stifel, Nicolaus & Company, Incorporated as representative of the several Underwriters named therein), then on such Option Closing Date, Debentures in the additional aggregate principal amount of up to $6,185,575 may be executed by the Company and delivered to the Trustee for authentication. In either such event, the Trustee shall thereupon authenticate and deliver said Debentures to or upon the written order of the Company, signed by its Chairman, its Chief Executive Officer, its President, or any Vice President and its Treasurer or an Assistant Treasurer, without any further action by the Company.

                                   ARTICLE IX
                             CONCERNING THE TRUSTEE

         Section 9.1.      Certain Duties and Responsibilities of the Trustee.

         (a) The Trustee, prior to the occurrence of an Event of Default and after the curing of all Events of Default that may have occurred, shall undertake to perform with respect to the Debentures such duties and only such duties as are specifically set forth in this Indenture, and no implied covenants shall be read into this Indenture against the Trustee. In case an Event of Default has occurred and is continuing and has not been cured or waived, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in its exercise, as a prudent Person would exercise or use under the circumstances in the conduct of his or her own affairs.

         (b) No provision of this Indenture shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

                  (i) prior to the occurrence of an Event of Default and after the curing or waiving of all such Events of Default that may have occurred:

                           (A) the duties and obligations of the Trustee shall
                  with respect to the Debentures be determined solely by the express provisions of this Indenture, and the Trustee shall not be liable with respect to the Debentures except for the performance of such duties and obligations as are specifically set forth in this Indenture, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

                           (B) in the absence of bad faith on the part of the
                  Trustee, the Trustee may with respect to the Debentures conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but in the case of any such certificates or opinions that by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture;

                  (ii) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer or Responsible Officers of the Trustee, unless it shall be proved that the Trustee was negligent in ascertaining the pertinent facts;

                  (iii) the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the holders of not less than a majority in principal amount of the Debentures at the time Outstanding relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee under this Indenture with respect to the Debentures; and

                  (iv) none of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur personal financial liability in the performance of any of its duties or in the exercise of any of its rights or powers, if there is reasonable ground for believing that the repayment of such funds or liability is not reasonably assured to it under the terms of this Indenture or adequate indemnity against such risk is not reasonably assured to it.

         Section 9.2. Notice of Defaults. Within ninety (90) days after actual knowledge by a Responsible Officer of the Trustee of the occurrence of any Default hereunder with respect to the Debentures, the Trustee shall transmit by mail to all holders of the Debentures, as their names and addresses appear in the Debenture Register, notice of such default, unless such Default shall have been cured or waived; provided, however, that, except in the case of a Default in the payment of the principal or interest (including any Additional Payments) on any Debenture, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee or a trust committee of the directors and/or Responsible Officers of the Trustee determines in good faith that the withholding of such notice is in the interests of the holders of such Debentures; and provided, further, that in the case of any Default of the character specified in section 7.1(a)(iii), no such notice to holders of Debentures need be sent until at least thirty (30) days after the occurrence thereof.

         Section 9.3. Certain Rights of Trustee. Except as otherwise provided in Section 9.1:

         (a) The Trustee may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, bond, security or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

         (b) Any request, direction, order or demand of the Company mentioned herein shall be sufficiently evidenced by a Board Resolution or an instrument signed in the name of the Company by the President or any Vice President and by the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer thereof (unless other evidence in respect thereof is specifically prescribed herein);

         (c) The Trustee shall not be deemed to have knowledge of a Default or an Event of Default, other than an Event of Default specified in Section 7.1(a)(i) or (ii), unless and until it receives written notification of such Event of Default from the Company or by holders of at least twenty-five percent (25%) of the aggregate principal amount of the Debentures at the time Outstanding;

         (d) The Trustee may consult with counsel and the written advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken or suffered or omitted hereunder in good faith and in reliance thereon;

         (e) The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request, order or direction of any of the Debentureholders, pursuant to the provisions of this Indenture, unless such Debentureholders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities that may be incurred therein or thereby; nothing contained herein shall, however, relieve the Trustee of the obligation, upon the occurrence of an Event of Default (that is continuing and has not been cured or waived) to exercise with respect to the Debentures such of the rights and powers vested in it by this Indenture, and to use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs;

         (f) The Trustee shall not be liable for any action taken or omitted to be taken by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture;

         (g) The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, bond, security, or other papers or documents, unless requested in writing so to do by the holders of not less than a majority in principal amount of the Outstanding Debentures (determined as provided in Section 10.4); provided, however, that if the payment within a reasonable time to the Trustee of the costs, expenses or liabilities likely to be incurred by it in the making of such investigation is, in the opinion of the Trustee, not reasonably assured to the Trustee by the security afforded to it by the terms of this Indenture, the Trustee may require reasonable indemnity against such costs, expenses or liabilities as a condition to so proceeding, and the reasonable expense of every such examination shall be paid by the Company or, if paid by the Trustee, shall be repaid by the Company upon demand; and

         (h) The Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder.

         Section 9.4.      Trustee Not Responsible for Recitals, etc.

         (a) The Recitals contained herein and in the Debentures shall be taken as the statements of the Company, and the Trustee assumes no responsibility for the correctness of the same.

         (b) The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Debentures.

         (c) The Trustee shall not be accountable for the use or application by the Company of any of the Debentures or of the proceeds of such Debentures, or for the use or application of any money paid over by the Trustee in accordance with any provision of this Indenture, or for the use or application of any money received by any Paying Agent other than the Trustee.

         Section 9.5. May Hold the Debentures. The Trustee or any Paying Agent or Debenture Registrar for the Debentures, in its individual or any other capacity, may become the owner or pledgee of the Debentures with the same rights it would have if it were not Trustee, Paying Agent or Debenture Registrar.

         Section 9.6.      Money Held in Trust. Subject to the provisions of
Section 13.5, all money received by the Trustee shall, until used or applied as herein provided, be held in trust for the purposes for which they were received, but need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except such as it may agree with the Company to pay thereon.

         Section 9.7.      Compensation and Reimbursement.

         (a) The Company covenants and agrees to pay to the Trustee, and the Trustee shall be entitled to, such reasonable compensation (which shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust), as the Company and the Trustee may from time to time agree in writing, for all services rendered by it in the execution of the trusts hereby created and in the exercise and performance of any of the powers and duties hereunder of the Trustee, and, except as otherwise expressly provided herein, the Company shall pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any of the provisions of this Indenture (including the reasonable compensation and the expenses and disbursements of its counsel and of all Persons not regularly in its employ) except any such expense, disbursement or advance as may arise from its negligence or bad faith. The Company also covenants to indemnify the Trustee (and its officers, agents, directors and employees) for, and to hold it harmless against, any loss, liability or expense incurred without negligence or bad faith on the part of the Trustee and arising out of or in connection with the acceptance or administration of this Indenture, including the costs and expenses of defending itself against any claim of liability in the premises.

         (b) The obligations of the Company under this Section 9.7 to compensate and indemnify the Trustee and to pay or reimburse the Trustee for expenses, disbursements and advances shall constitute additional indebtedness hereunder. Such additional indebtedness shall be secured by a lien prior to that of the Debentures upon all property and funds held or collected by the Trustee as such, except funds held in trust for the benefit of the holders of particular Debentures.

         Section 9.8. Reliance on Officers' Certificate. Except as otherwise provided in Section 9.1, whenever in the administration of the provisions of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or suffering or omitting to take any action hereunder, such matter (unless other evidence in respect thereof be herein specifically prescribed) may, in the absence of negligence or bad faith on the part of the Trustee, be deemed to be conclusively proved and established by an Officers' Certificate delivered to the Trustee and such certificate, in the absence of negligence or bad faith on the part of the Trustee, shall be full warrant to the Trustee for any action taken, suffered or omitted to be taken by it under the provisions of this Indenture upon the faith thereof.

         Section 9.9. Disqualification; Conflicting Interests. If the Trustee has or shall acquire any "conflicting interest" within the meaning of
Section 310(b) of the Trust Indenture Act, the Trustee and the Company shall in all respects comply with the provisions of Section 310(b) of the Trust Indenture Act.

         Section 9.10. Corporate Trustee Required; Eligibility. There shall at all times be a Trustee with respect to the Debentures issued hereunder which shall at all times be a corporation organized and doing business under the laws of the United States or any state or territory thereof or of the District of Columbia, or a corporation or other Person permitted to act as trustee by the Commission, authorized under such laws to exercise corporate trust powers, having (or the obligations of which are guaranteed by an entity having) a combined capital and surplus of at least $50,000,000, and subject to supervision or examination by federal, state, territorial, or District of Columbia authority. If such Person publishes reports of condition at least annually, pursuant to law or to the requirements of the aforesaid supervising or examining authority, then for the purposes of this Section 9.10, the combined capital and surplus of such Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. The Company may not, nor may any Person directly or indirectly controlling, controlled by, or under common control with the Company, serve as Trustee. In case at any time the Trustee shall cease to be eligible in accordance with the provisions of this
Section 9.10, the Trustee shall resign immediately in the manner and with the effect specified in Section 9.11.

         Section 9.11.     Resignation and Removal; Appointment of Successor.

         (a) The Trustee or any successor hereafter appointed, may at any time resign by giving written notice thereof to the Company and by transmitting notice of resignation by mail, first class postage prepaid, to the Debentureholders, as their names and addresses appear upon the Debenture Register. Upon receiving such notice of resignation, the Company shall promptly appoint a successor trustee with respect to Debentures by written instrument, in duplicate, executed by order of the Board of Directors, one copy of which instrument shall be delivered to the resigning Trustee and one copy to the successor trustee. If no successor trustee shall have been so appointed and have accepted appointment within thirty (30) days after the mailing of such notice of resignation, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor trustee with respect to Debentures, or any Debentureholder who has been a bona fide holder of a Debenture or Debentures for at least six (6) months may, subject to the provisions of Sections 9.9 and 9.10, on behalf of himself or herself and all others similarly situated, petition any such court for the appointment of a successor trustee. Such court may thereupon after such notice, if any, as it may deem proper and prescribe, appoint a successor trustee.

         (b) In case at any time any one of the following shall occur:

                  (i) the Trustee shall fail to comply with the provisions of
         Section 9.9 after written request therefor by the Company or by any Debentureholder who has been a bona fide holder of a Debenture or Debentures for at least six months; or

                  (ii) the Trustee shall cease to be eligible in accordance with the provisions of Section 9.10 and shall fail to resign after written request therefor by the Company or by any such Debentureholder; or

                  (iii) the Trustee shall become incapable of acting, or shall be adjudged a bankrupt or insolvent, or commence a voluntary bankruptcy proceeding, or a receiver of the Trustee or of its property shall be appointed or consented to, or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation;

then, in any such case, the Company may remove the Trustee with respect to all Debentures and appoint a successor trustee by written instrument, in duplicate, executed by order of the Board of Directors, one copy of which instrument shall be delivered to the Trustee so removed and one copy to the successor trustee, or, subject to the provisions of Sections 9.9 and 9.10, unless the Trustee's duty to resign is stayed as provided herein, any Debentureholder who has been a bona fide holder of a Debenture or Debentures for at least six months may, on behalf of that holder and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor trustee. Such court may thereupon after such notice, if any, as it may deem proper and prescribe, remove the Trustee and appoint a successor trustee.

         (c) The holders of a majority in principal amount of the Debentures at the time Outstanding may at any time remove the Trustee by so notifying the Trustee and the Company and may appoint a successor Trustee with the consent of the Company.

         (d) Any resignation or removal of the Trustee and appointment of a successor trustee with respect to the Debentures pursuant to any of the provisions of this Section 9.11 shall become effective upon acceptance of appointment by the successor trustee as provided in Section 9.12.

         (e) Any successor trustee appointed pursuant to this Section 9.11 may be appointed with respect to the Debentures, and at any time there shall be only one Trustee with respect to the Debentures.

         Section 9.12.     Acceptance of Appointment by Successor.

         (a) In case of the appointment hereunder of a successor trustee with respect to the Debentures, every successor trustee so appointed shall execute, acknowledge and deliver to the Company and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on the request of the Company or the successor trustee, such retiring Trustee shall, upon payment of its charges, execute and deliver an instrument transferring to such successor trustee all the rights, powers, and trusts of the retiring Trustee and shall duly assign, transfer and deliver to such successor trustee all property and money held by such retiring Trustee hereunder.

         (b) Upon request of any successor trustee, the Company shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor trustee all such rights, powers and trusts referred to in paragraph (a) of this Section 9.12.

         (c) No successor trustee shall accept its appointment unless at the time of such acceptance such successor trustee shall be qualified and eligible under this Article IX.

         (d) Upon acceptance of appointment by a successor trustee as provided in this Section 9.12, the Company shall transmit notice of the succession of such trustee hereunder by mail, first class postage prepaid, to the Debentureholders, as their names and addresses appear upon the Debenture Register. If the Company fails to transmit such notice within ten days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be transmitted at the expense of the Company.

         Section 9.13. Merger, Conversion, Consolidation or Succession to Business. Any Person into which the Trustee may be merged or converted or with which it may be consolidated, or any Person resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any Person succeeding to the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided, that such Person shall be qualified under the provisions of Section 9.9 and eligible under the provisions of Section 9.10, without the execution or filing of any paper or any further act on the part of any of the parties hereto, anything herein to the contrary notwithstanding. In case any Debentures shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Debentures so authenticated with the same effect as if such successor Trustee had itself authenticated such Debentures.

         Section 9.14. Preferential Collection of Claims Against the Company. The Trustee shall comply with Section 311(a) of the Trust Indenture Act, excluding any creditor relationship described in Section 311(b) of the Trust Indenture Act. A Trustee who has resigned or been removed shall be subject to Section 311(a) of the Trust Indenture Act to the extent included therein.

                                    ARTICLE X
                         CONCERNING THE DEBENTUREHOLDERS

         Section 10.1.     Evidence of Action by Holders.

         (a) Whenever in this Indenture it is provided that the holders of a majority or specified percentage in principal amount of the Debentures may take any action (including the making of any demand or request, the giving of any notice, consent or waiver or the taking of any other action), the fact that at the time of taking any such action the holders of such majority or specified percentage have joined therein may be evidenced by any instrument or any number of instruments of similar tenor executed by such holders of Debentures in Person or by agent or proxy appointed in writing.

         (b) If the Company shall solicit from the Debentureholders any request, demand, authorization, direction, notice, consent, waiver or other action, the Company may, at its option, as evidenced by an Officers' Certificate, fix in advance a record date for the determination of Debentureholders entitled to give such request, demand, authorization, direction, notice, consent, waiver or other action, but the Company shall have no obligation to do so. If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other action may be given before or after the record date, but only the Debentureholders of record at the close of business on the record date shall be deemed to be Debentureholders for the purposes of determining whether Debentureholders of the requisite proportion of Outstanding Debentures have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other action, and for that purpose the Outstanding Debentures shall be computed as of the record date; provided, however, that no such authorization, agreement or consent by such Debentureholders on the record date shall be deemed effective unless it shall become effective pursuant to the provisions of this Indenture not later than six
(6) months after the record date.

         Section 10.2. Proof of Execution by Debentureholders. Subject to the provisions of Section 9.1, proof of the execution of any instrument by a Debentureholder (such proof shall not require notarization) or such Debentureholder's agent or proxy and proof of the holding by any Person of any of the Debentures shall be sufficient if made in the following manner:

         (a) The fact and date of the execution by any such Person of any instrument may be proved in any reasonable manner acceptable to the Trustee.

         (b) The ownership of Debentures shall be proved by the Debenture Register of such Debentures or by a certificate of the Debenture Registrar thereof.

         (c) The Trustee may require such additional proof of any matter referred to in this Section 10.2 as it shall deem necessary.

         Section 10.3. Who May be Deemed Owners. Prior to the due presentment for registration of transfer of any Debenture, the Company, the Trustee, any Paying Agent, any Authenticating Agent and any Debenture Registrar may deem and treat the Person in whose name such Debenture shall be registered upon the books of the Company as the absolute owner of such Debenture (whether or not such Debenture shall be overdue and notwithstanding any notice of ownership or writing thereon made by anyone other than the Debenture Registrar) for the purpose of receiving payment of or on account of the principal of and interest on such Debenture (subject to Section 2.3) and for all other purposes; and neither the Company nor the Trustee nor any Paying Agent nor any Authenticating Agent nor any Debenture Registrar shall be affected by any notice to the contrary.

         Section 10.4. Certain Debentures Owned by Company Disregarded. In determining whether the holders of the requisite principal amount of the Debentures have concurred in any direction, consent or waiver under this Indenture, the Debentures that are owned by the Company or any other obligor on the Debentures or by any Person directly or indirectly controlling or controlled by or under common control with the Company or any other obligor on the Debentures shall be disregarded and deemed not to be Outstanding for the purpose of any such determination, except that (i) for the purpose of determining whether the Trustee shall be protected in relying on any such direction, consent or waiver, only Debentures that the Trustee actually knows are so owned shall be so disregarded; and (ii) for purposes of this Section 10.4, the Trust shall be deemed not to be controlled by the Company. The Debentures so owned that have been pledged in good faith may be regarded as Outstanding for the purposes of this Section 10.4, if the pledgee shall establish to the satisfaction of the Trustee the pledgee's right so to act with respect to such Debentures and that the pledgee is not a Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company or any such other obligor. In case of a dispute as to such right, any decision by the Trustee taken upon the advice of counsel shall be full protection to the Trustee.

         Section 10.5. Actions Binding on Future Debentureholders. At any time prior to (but not after) the evidencing to the Trustee, as provided in
Section 10.1, of the taking of any action by the holders of the majority or percentage in principal amount of the Debentures specified in this Indenture in connection with such action, any holder of a Debenture that is shown by the evidence to be included in the Debentures the holders of which have consented to such action may, by filing written notice with the Trustee, and upon proof of holding as provided in Section 10.2, revoke such action so far as concerns such Debenture. Except as aforesaid any such action taken by the holder of any Debenture shall be conclusive and binding upon such holder and upon all future holders and owners of such Debenture, and of any Debenture issued in exchange therefor, on registration of transfer thereof or in place thereof, irrespective of whether or not any notation in regard thereto is made upon such Debenture. Any action taken by the holders of the majority or percentage in principal amount of the Debentures specified in this Indenture in connection with such action shall be conclusively binding upon the Company, the Trustee and the holders of all the Debentures.

                                   ARTICLE XI
                             SUPPLEMENTAL INDENTURES

         Section 11.1. Supplemental Indentures Without the Consent of Debentureholders. In addition to any supplemental indenture otherwise authorized by this Indenture, the Company and the Trustee may from time to time and at any time enter into an indenture or indentures supplemental hereto (which shall conform to the provisions of the Trust Indenture Act as then in effect), without the consent of the Debentureholders, for one or more of the following purposes:

         (a) to cure any ambiguity, defect, or inconsistency herein, or in the Debentures;

         (b) to provide for uncertificated Debentures in addition to or in place of certificated Debentures;

         (c) to add to the covenants of the Company for the benefit of the holders of all or any of the Debentures or to surrender any right or power herein conferred upon the Company;

         (d) to make any change that does not adversely affect the rights of any Debentureholder in any material respect;

         (e) to qualify or maintain the qualification of this Indenture under the Trust Indenture Act;

         (f) to evidence a consolidation or merger involving the Company as permitted under Section 12.1;

         (g) to add to, delete from, or revise the conditions, limitations, and restrictions on the authorized amount, terms, or purposes of issue, authentication, and delivery of Debentures, only as herein set forth; or

         (h) to provide for the issuance of and establish the form and terms and conditions of the Debentures, to establish the form of any certifications required to be furnished pursuant to the terms of this Indenture or of the Debentures, or to add to the rights of the holders of the Debentures.

         The Trustee is hereby authorized to join with the Company in the execution of any such supplemental indenture, and to make any further appropriate agreements and stipulations that may be therein contained, but the Trustee shall not be obligated to enter into any such supplemental indenture that affects the Trustee's own rights, duties or immunities under this Indenture or otherwise. Any supplemental indenture authorized by the provisions of this
Section 11.1 may be executed by the Company and the Trustee without the consent of the holders of any of the Debentures at the time Outstanding, notwithstanding any of the provisions of Section 11.2.

         Section 11.2. Supplemental Indentures with Consent of Debentureholders. With the consent (evidenced as provided in Section 10.1) of the holders of not less than a majority in principal amount of the Debentures at the time Outstanding, the Company, when authorized by Board Resolutions, and the Trustee may from time to time and at any time enter into an indenture or indentures supplemental hereto (which shall conform to the provisions of the Trust Indenture Act as then in effect) for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of any supplemental indenture or of modifying in any manner not covered by Section 11.1 the rights of the holders of the Debentures under this Indenture; provided, however, that no such supplemental indenture shall without the consent of the holders of each Debenture then Outstanding and affected thereby, (i) extend the fixed maturity of any Debentures, reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon; or (ii) reduce the aforesaid percentage of Debentures, the holders of which are required to consent to any such supplemental indenture; provided, further, that if the Debentures are held by the Trust or a trustee of the Trust, such supplemental indenture shall not be effective until the holders of a majority in liquidation preference of Trust Securities of the Trust shall have consented to such supplemental indenture; provided, further, that if the consent of the holder of each Outstanding Debenture is required, such supplemental indenture shall not be effective until each holder of the Trust Securities of the Trust shall have consented to such supplemental indenture. It shall not be necessary for the consent of the Debentureholders affected thereby under this

Section 11.2 to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such consent shall approve the substance thereof.

         Section 11.3. Effect of Supplemental Indentures. Upon the execution of any supplemental indenture pursuant to the provisions of this Article XI, this Indenture shall be and be deemed to be modified and amended in accordance therewith and the respective rights, limitations of rights, obligations, duties and immunities under this Indenture of the Trustee, the Company and the holders of Debentures shall thereafter be determined, exercised and enforced hereunder subject in all respects to such modifications and amendments, and all the terms and conditions of any such supplemental indenture shall be and be deemed to be part of the terms and conditions of this Indenture for any and all purposes.

         Section 11.4. The Debentures Affected by Supplemental Indentures. The Debentures affected by a supplemental indenture, authenticated and delivered after the execution of such supplemental indenture pursuant to the provisions of this Article XI, may bear a notation in form approved by the Company, provided, such form meets the requirements of any exchange or automated quotation system upon which the Debentures may be listed or quoted, as to any matter provided for in such supplemental indenture. If the Company shall so determine, new Debentures so modified as to conform, in the opinion of the Board of Directors of the Company, to any modification of this Indenture contained in any such supplemental indenture may be prepared by the Company, authenticated by the Trustee and delivered in exchange for the Debentures then Outstanding.

         Section 11.5.     Execution of Supplemental Indentures.

         (a) Upon the request of the Company, accompanied by its Board Resolutions authorizing the execution of any such supplemental indenture, and upon the filing with the Trustee of evidence of the consent of the Debentureholders required to consent thereto as aforesaid, the Trustee shall join with the Company in the execution of such supplemental indenture unless such supplemental indenture affects the Trustee's own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion but shall not be obligated to enter into such supplemental indenture. The Trustee, subject to the provisions of Sections 9.1, may receive an Opinion of Counsel as conclusive evidence that any supplemental indenture executed pursuant to this Article XI is authorized or permitted by, and conforms to, the terms of this Article XI and that it is proper for the Trustee under the provisions of this Article XI to join in the execution thereof.

         (b) Promptly after the execution by the Company and the Trustee of any supplemental indenture pursuant to the provisions of this Section 11.5, the Trustee shall transmit by mail, first class postage prepaid, a notice, setting forth in general terms the substance of such supplemental indenture, to the Debentureholders as their names and addresses appear upon the Debenture Register. Any failure of the Trustee to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture.

                                   ARTICLE XII
                              SUCCESSOR CORPORATION

         Section 12.1. Company May Consolidate, etc. Nothing contained in this Indenture or in any of the Debentures shall prevent any consolidation or merger of the Company with or into any other corporation or corporations (whether or not affiliated with the Company, as the case may be), or successive consolidations or mergers in which the Company, as the case may be, or its successor or successors shall be a party or parties, or shall prevent any sale, conveyance, transfer or other disposition of the property of the Company, as the case may be, or its successor or successors as an entirety, or substantially as an entirety, to any other corporation (whether or not affiliated with the Company, as the case may be, or its successor or successors) authorized to acquire and operate the same; provided, however, that the Company hereby covenants and agrees that (a) upon any such consolidation, merger, sale, conveyance, transfer or other disposition, the due and punctual payment, in the case of the Company, of the principal of and interest on all of the Debentures, according to their tenor and the due and punctual performance and observance of all of the covenants and conditions of this Indenture to be kept or performed by the Company, as the case may be, shall be expressly assumed, by supplemental indenture (which shall conform to the provisions of the Trust Indenture Act, as then in effect) satisfactory in form to the Trustee executed and delivered to the Trustee by the entity formed by such consolidation, or into which the Company, as the case may be, shall have been merged, or by the entity which shall have acquired such property; (b) in case the Company consolidates with or merges into another Person or conveys or transfers its properties and assets substantially as an entirety to any Person, the successor Person is organized under the laws of the United States or any state or the District of Columbia; and (c) immediately after giving effect thereto, no Default or Event of Default shall have occurred and be continuing.

         Section 12.2.     Successor Corporation Substituted.

         (a) In case of any such consolidation, merger, sale, conveyance, transfer or other disposition and upon the assumption by the successor corporation, by supplemental indenture, executed and delivered to the Trustee and satisfactory in form to the Trustee, of, in the case of the Company, the due and punctual payment of the principal of and interest on all of the Debentures Outstanding and the due and punctual performance of all of the covenants and conditions of this Indenture to be performed by the Company, as the case may be, such successor corporation shall succeed to, and be substituted for, the Company with the same effect as if it had been named as the Company herein and thereupon the predecessor corporation shall be relieved of all obligations and covenants under this Indenture and the Debentures.

         (b) In case of any such consolidation, merger, sale, conveyance, transfer or other disposition such changes in phraseology and form (but not in substance) may be made in the Debentures thereafter to be issued as may be appropriate.

         (c) Nothing contained in this Indenture or in any of the Debentures shall prevent the Company from merging into itself or acquiring by purchase or otherwise, all or any part of, the property of any other Person (whether or not affiliated with the Company).

         Section 12.3. Evidence of Consolidation, etc. to Trustee. The Trustee, subject to the provisions of Section 9.1, may receive an Opinion of Counsel as conclusive evidence that any such consolidation, merger, sale, conveyance, transfer or other disposition, and any such assumption, comply with the provisions of this Article XII.

                                  ARTICLE XIII
                           SATISFACTION AND DISCHARGE

         Section 13.1. Satisfaction and Discharge of Indenture. If at any time: (a) the Company shall have delivered to the Trustee for cancellation all Debentures theretofore authenticated (other than any Debentures that shall have been destroyed, lost or stolen and that shall have been replaced or paid as provided in Section 2.9) and all Debentures for whose payment money or Governmental Obligations have theretofore been deposited in trust or segregated and held in trust by the Company (and thereupon repaid to the Company or discharged from such trust, as provided in Section 13.5); or (b) all such Debentures not theretofore delivered to the Trustee for cancellation shall have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption, and the Company shall deposit or cause to be deposited with the Trustee as trust funds the entire amount in money or Governmental Obligations sufficient, or a combination thereof sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay at maturity or upon redemption all Debentures not theretofore delivered to the Trustee for cancellation, including principal and interest due or to become due on such date of maturity or date fixed for redemption, as the case may be, and if the Company shall also pay or cause to be paid all other sums payable hereunder by the Company; then this Indenture shall thereupon cease to be of further effect except for the provisions of Sections 2.3, 2.7, 2.9, 5.1, 5.2, 5.3, 9.7 and 9.10, that shall survive until the date of maturity or redemption date, as the case may be, and Sections 9.7 and 13.5, that shall survive to such date and thereafter, and the Trustee, on demand of the Company and at the cost and expense of the Company, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture.

         Section 13.2. Discharge of Obligations. If at any time all Debentures not heretofore delivered to the Trustee for cancellation or that have not become due and payable as described in Section 13.1 shall have been paid by the Company by depositing irrevocably with the Trustee as trust funds money or an amount of Governmental Obligations sufficient in the opinion of a nationally recognized certified public accounting firm to pay at maturity or upon redemption all Debentures not theretofore delivered to the Trustee for cancellation, including principal and interest due or to become due to such date of maturity or date fixed for redemption, as the case may be, and if the Company shall also pay or cause to be paid all other sums payable hereunder by the Company, then after the date such money or Governmental Obligations, as the case may be, are deposited with the Trustee, the obligations of the Company under this Indenture shall cease to be of further effect except for the provisions of Sections 2.3, 2.7, 2.9, 5.1, 5.2, 5.3, 9.6, 9.7, 9.10 and 13.5 hereof that shall survive until such Debentures shall mature and be paid. Thereafter, Sections 9.7 and 13.5 shall survive.

         Section 13.3. Deposited Money to be Held in Trust. All money or Governmental Obligations deposited with the Trustee pursuant to Sections 13.1 or
13.2 shall be held in trust and shall be available for payment as due, either directly or through any Paying Agent (including the Company acting as its own Paying Agent), to the holders of the Debentures for the payment or redemption of which such money or Governmental Obligations have been deposited with the Trustee.

         Section 13.4. Payment of Money Held by Paying Agents. In connection with the satisfaction and discharge of this Indenture, all money or Governmental Obligations then held by any Paying Agent under the provisions of this Indenture shall, upon demand of the Company, be paid to the Trustee and thereupon such Paying Agent shall be released from all further liability with respect to such money or Governmental Obligations.

         Section 13.5. Repayment to the Company. Any money or Governmental Obligations deposited with any Paying Agent or the Trustee, or then held by the Company in trust, for payment of principal of or interest on the Debentures that are not applied but remain unclaimed by the holders of such Debentures for at least two years after the date upon which the principal of or interest on such Debentures shall have respectively become due and payable, shall be repaid to the Company, as the case may be, on December 31 of each year or (if then held by the Company) shall be discharged from such trust; and thereupon the Paying Agent and the Trustee shall be released from all further liability with respect to such money or Governmental Obligations, and the holder of any of the Debentures entitled to receive such payment shall thereafter, as an unsecured general creditor, look only to the Company for the payment thereof.

                                   ARTICLE XIV
                    IMMUNITY OF INCORPORATORS, STOCKHOLDERS,
                             OFFICERS AND DIRECTORS

         Section 14.1. No Recourse. No recourse under or upon any obligation, covenant or agreement of this Indenture, or of the Debentures, or for any claim based thereon or otherwise in respect thereof, shall be had against any incorporator, stockholder, officer or director, past, present or future, as such, of the Company or of any predecessor or successor corporation, either directly or through the Company or any such predecessor or successor corporation, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that this Indenture and the obligations issued hereunder are solely corporate obligations, and that no such personal liability whatever, shall attach to, or is or shall be incurred by, the incorporators, stockholders, officers or directors as such, of the Company or of any predecessor or successor corporation, or any of them, because of the creation of the indebtedness hereby authorized, or under or by reason of the obligations, covenants or agreements contained in this Indenture or in any of the Debentures or implied therefrom; and that any and all such personal liability of every name and nature, either at common law or in equity or by constitution or statute, and any and all such rights and claims against, every such incorporator, stockholder, officer or director as such, because of the creation of the indebtedness hereby authorized, or under or by reason of the obligations, covenants or agreements contained in this Indenture or in any of the Debentures or implied therefrom, are hereby expressly waived and released as a condition of, and as a consideration for, the execution of this Indenture and the issuance of such Debentures.

                                   ARTICLE XV
                            MISCELLANEOUS PROVISIONS

         Section 15.1. Effect on Successors and Assigns. All the covenants, stipulations, promises and agreements in this Indenture contained by or on behalf of the Company shall bind its respective successors and assigns, whether so expressed or not.

         Section 15.2. Actions by Successor. Any act or proceeding by any provision of this Indenture authorized or required to be done or performed by any board, committee or officer of the Company shall and may be done and performed with like force and effect by the corresponding board, committee or officer of any corporation that shall at the time be the lawful sole successor of the Company.

         Section 15.3. Surrender of Company Powers. The Company by instrument in writing executed by appropriate authority of its Board of Directors and delivered to the Trustee may surrender any of the powers reserved to the Company, and thereupon such power so surrendered shall terminate both as to the Company, as the case may be, and as to any successor corporation.

         Section 15.4. Notices. Except as otherwise expressly provided herein any notice or demand that by any provision of this Indenture is required or permitted to be given or served by the Trustee or by the holders of Debentures to or on the Company may be given or served by being deposited first class postage prepaid in a post-office letterbox addressed (until another address is filed in writing by the Company with the Trustee), as follows: First Banks, Inc., 600 James S. McDonnell Boulevard, Mail Code 014, Hazelwood, Missouri 63042, Attention: Chief Financial Officer. Any notice, election, request or demand by the Company or any Debentureholder to or upon the Trustee shall be deemed to have been sufficiently given or made, for all purposes, if given or made in writing at the Corporate Trust Office of the Trustee.

         Section 15.5. Governing Law. This Indenture and each Debenture shall be deemed to be a contract made under the internal laws of the State of Missouri and for all purposes shall be construed in accordance with the laws of said State.

         Section 15.6. Treatment of Debentures as Debt. It is intended that the Debentures shall be treated as indebtedness and not as equity for federal income tax purposes. The provisions of this Indenture shall be interpreted to further this intention. The Company (with respect to its separate books and records), the Trustee, and, by acceptance of a Debenture, each holder of a Debenture, agree to treat the Debentures as indebtedness of the Company and not as equity for all tax (including without limitation federal income tax) and financial accounting purposes.

         Section 15.7.     Compliance Certificates and Opinions.

         (a) Upon any application or demand by the Company to the Trustee to take any action under any of the provisions of this Indenture, the Company shall furnish to the Trustee an Officers' Certificate stating that all conditions precedent provided for in this Indenture relating to the proposed action have been complied with and an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent have been complied with, except that in the case of any such application or demand as to which the furnishing of such documents is specifically required by any provision of this Indenture relating to such particular application or demand, no additional certificate or opinion need be furnished.

         (b) Each certificate or opinion of the Company provided for in this Indenture and delivered to the Trustee with respect to compliance with a condition or covenant in this Indenture shall include (i) a statement that the Person making such certificate or opinion has read such covenant or condition;
(ii) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based; (iii) a statement that, in the opinion of such Person, he or she has made such examination or investigation as, in the opinion of such Person, is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been complied with; and (iv) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been complied with; provided, however, that each such certificate shall comply with the provisions of Section 34 of the Trust Indenture Act.

         Section 15.8. Payments on Business Days. In any case where the date of maturity of interest or principal of any Debenture or the date of redemption of any Debenture shall not be a Business Day, then payment of interest or principal may be made on the next succeeding Business Day with the same force and effect as if made on the nominal date of maturity or redemption, and no interest shall accrue for the period after such nominal date.

         Section 15.9. Conflict with Trust Indenture Act. If and to the extent that any provision of this Indenture limits, qualifies or conflicts with the duties imposed by Sections 310 to 317, inclusive, of the Trust Indenture Act, such imposed duties shall control.

         Section 15.10. Counterparts. This Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

         Section 15.11. Separability. In case any one or more of the provisions contained in this Indenture or in the Debentures shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Indenture or of the Debentures, but this Indenture and the Debentures shall be construed as if such invalid or illegal or unenforceable provision had never been contained herein or therein.

         Section 15.12. Assignment. The Company shall have the right at all times to assign any of its respective rights or obligations under this Indenture to a direct or indirect wholly owned Subsidiary of the Company, provided, that in the event of any such assignment, the Company shall remain liable for all such obligations. Subject to the foregoing, this Indenture is binding upon and inures to the benefit of the parties thereto and their respective successors and assigns. This Indenture may not otherwise be assigned by the parties thereto.

         Section 15.13. Acknowledgment of Rights. The Company acknowledges that, with respect to any Debentures held by the Trust or a trustee of the Trust, if the Property Trustee fails to enforce its rights under this Indenture as the holder of the Debentures held as the assets of the Trust, any holder of Preferred Securities may institute legal proceedings directly against the Company to enforce such Property Trustee's rights under this Indenture without first instituting any legal proceedings against such Property Trustee or any other person or entity. Notwithstanding the foregoing, if an Event of Default has occurred and is continuing and such event is attributable to the failure of the Company to pay principal or interest on the Debentures on the date such principal or interest is otherwise payable (or in the case of redemption, on the redemption date), the Company acknowledges that a holder of Preferred Securities may directly institute a proceeding for enforcement of payment to such holder of the principal of or interest on the Debentures having a principal amount equal to the aggregate liquidation amount of the Preferred Securities of such holder on or after the respective due date specified in the Debentures.

                                   ARTICLE XVI
                         SUBORDINATION OF THE DEBENTURES

         Section 16.1. Agreement to Subordinate. The Company covenants and agrees, and each holder of the Debentures issued hereunder by such holder's acceptance thereof likewise covenants and agrees, that all the Debentures shall be issued subject to the provisions of this Article XVI; and each holder of a Debenture, whether upon original issue or upon transfer or assignment thereof, accepts and agrees to be bound by such provisions. The payment by the Company of the principal of and interest on all the Debentures issued hereunder shall, to the extent and in the manner hereinafter set forth, be subordinated and junior in right of payment to the prior payment in full of all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company (collectively, "Senior Indebtedness") to the extent provided herein, whether outstanding at the date of this Indenture or thereafter incurred. No provision of this Article XVI shall prevent the occurrence of any Default or Event of Default hereunder.

         Section 16.2. Default on Senior Debt, Subordinated Debt or Additional Senior Obligations. In the event and during the continuation of any default by the Company in the payment of principal, premium, interest or any other payment due on any Senior Indebtedness, or in the event that the maturity of any Senior Indebtedness has been accelerated because of a default, then, in either case, no payment shall be made by the Company with respect to the principal (including redemption payments) of or interest on the Debentures. In the event that, notwithstanding the foregoing, any payment shall be received by the Trustee when such payment is prohibited by the preceding sentence of this
Section 16.2, such payment shall be held in trust for the benefit of, and shall be paid over or delivered to, the holders of Senior Indebtedness or their respective representatives, or to the trustee or trustees under any indenture pursuant to which any of such Senior Indebtedness may have been issued, as their respective interests may appear, but only to the extent that the holders of the Senior Indebtedness (or their representative or representatives or a trustee) notify the Trustee in writing within 90 days of such payment of the amounts then due and owing on the Senior Indebtedness and only the amounts specified in such notice to the Trustee shall be paid to the holders of the Senior Indebtedness.

         Section 16.3.     Liquidation; Dissolution; Bankruptcy.

         (a) Upon any payment by the Company or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to creditors upon any dissolution or winding-up or liquidation or reorganization of the Company, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings, all amounts due upon all Senior Indebtedness shall first be paid in full, or payment thereof provided for in money in accordance with its terms, before any payment is made by the Company on account of the principal or interest on the Debentures; and upon any such dissolution or winding-up or liquidation or reorganization, any payment by the Company, or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to which the holders of the Debentures or the Trustee would be entitled to receive from the Company, except for the provisions of this
Article XVI, shall be paid by the Company or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other Person making such payment or distribution, or by the holders of the Debentures or by the Trustee under this Indenture if received by them or it, directly to the holders of Senior Indebtedness (pro rata to such holders on the basis of the respective amounts of Senior Indebtedness held by such holders, as calculated by the Company) or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing such Senior Indebtedness may have been issued, as their respective interests may appear, to the extent necessary to pay such Senior Indebtedness in full, in money or money's worth, after giving effect to any concurrent payment or distribution to or for the holders of such Senior Indebtedness, before any payment or distribution is made to the holders of the Debentures or to the Trustee.

         (b) In the event that, notwithstanding the foregoing, any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, prohibited by the foregoing, shall be received by the Trustee before all Senior Indebtedness is paid in full, or provision is made for such payment in money in accordance with its terms, such payment or distribution shall be held in trust for the benefit of and shall be paid over or delivered to the holders of such Senior Indebtedness or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing such Senior Indebtedness may have been issued, as their respective interests may appear, as calculated by the Company, for application to the payment of all Senior Indebtedness, as the case may be, remaining unpaid to the extent necessary to pay such Senior Indebtedness in full in money in accordance with its terms, after giving effect to any concurrent payment or distribution to or for the benefit of the holders of such Senior Indebtedness.

         (c) For purposes of this Article XVI, the words "cash, property or securities" shall not be deemed to include shares of stock of the Company as reorganized or readjusted, or securities of the Company or any other corporation provided for by a plan of reorganization or readjustment, the payment of which is subordinated at least to the extent provided in this Article XVI with respect to the Debentures to the payment of all Senior Indebtedness, as the case may be, that may at the time be outstanding, provided, that (i) such Senior Indebtedness is assumed by the new corporation, if any, resulting from any such reorganization or readjustment; and (ii) the rights of the holders of such Senior Indebtedness are not, without the consent of such holders, altered by such reorganization or readjustment. The consolidation of the Company with, or the merger of the Company into, another corporation or the liquidation or dissolution of the Company following the conveyance or transfer of its property as an entirety, or substantially as an entirety, to another corporation upon the terms and conditions provided for in Article XII shall not be deemed a dissolution, winding-up, liquidation or reorganization for the purposes of this
Section 16.3 if such other corporation shall, as a part of such consolidation, merger, conveyance or transfer, comply with the conditions stated in Article
XII. Nothing in Section 16.2 or in this Section 16.3 shall apply to claims of, or payments to, the Trustee under or pursuant to Section 9.7.

         Section 16.4.     Subrogation.

         (a) Subject to the payment in full of all Senior Indebtedness, the rights of the holders of the Debentures shall be subrogated to the rights of the holders of such Senior Indebtedness to receive payments or distributions of cash, property or securities of the Company, as the case may be, applicable to such Senior Indebtedness until the principal of and interest on the Debentures shall be paid in full; and, for the purposes of such subrogation, no payments or distributions to the holders of such Senior Indebtedness of any cash, property or securities to which the holders of the Debentures or the Trustee would be entitled except for the provisions of this Article XVI, and no payment over pursuant to the provisions of this Article XVI to or for the benefit of the holders of such Senior Indebtedness by holders of the Debentures or the Trustee, shall, as between the Company, its creditors other than holders of Senior Indebtedness of the Company, and the holders of the Debentures, be deemed to be a payment by the Company to or on account of such Senior Indebtedness. It is understood that the provisions of this Article XVI are and are intended solely for the purposes of defining the relative rights of the holders of the Debentures, on the one hand, and the holders of such Senior Indebtedness on the other hand.

         (b) Nothing contained in this Article XVI or elsewhere in this Indenture or in the Debentures is intended to or shall impair, as between the Company, its creditors (other than the holders of Senior Indebtedness), and the holders of the Debentures, the obligation of the Company, which is absolute and unconditional, to pay to the holders of the Debentures the principal of and interest on the Debentures as and when the same shall become due and payable in accordance with their terms, or is intended to or shall affect the relative rights of the holders of the Debentures and creditors of the Company, as the case may be, other than the holders of Senior Indebtedness, as the case may be, nor shall anything herein or therein prevent the Trustee or the holder of any Debenture from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this
Article XVI of the holders of such Senior Indebtedness in respect of cash, property or securities of the Company, as the case may be, received upon the exercise of any such remedy.

         (c) Upon any payment or distribution of assets of the Company referred to in this Article XVI, the Trustee, subject to the provisions of Article IX, and the holders of the Debentures shall be entitled to conclusively rely upon any order or decree made by any court of competent jurisdiction in which such dissolution, winding-up, liquidation or reorganization proceedings are pending, or a certificate of the receiver, trustee in bankruptcy, liquidation trustee, agent or other Person making such payment or distribution, delivered to the Trustee or to the holders of the Debentures, for the purposes of ascertaining the Persons entitled to participate in such distribution, the holders of Senior Indebtedness and other indebtedness of the Company, as the case may be, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article XVI.

         Section 16.5. Trustee to Effectuate Subordination. Each holder of Debentures by such holder's acceptance thereof authorizes and directs the Trustee on such holder's behalf to take such action as may be necessary or appropriate to effectuate the subordination provided in this Article XVI and appoints the Trustee such holder's attorney-in-fact for any and all such purposes.

         Section 16.6.     Notice by the Company.

         (a) The Company shall give prompt written notice to a Responsible Officer of the Trustee of any fact known to the Company that would prohibit the making of any payment of money to or by the Trustee in respect of the Debentures pursuant to the provisions of this Article XVI. Notwithstanding the provisions of this Article XVI or any other provision of this Indenture, the Trustee shall not be charged with knowledge of the existence of any facts that would prohibit the making of any payment of money to or by the Trustee in respect of the Debentures pursuant to the provisions of this Article XVI, unless and until a Responsible Officer of the Trustee shall have received written notice thereof from the Company or a holder or holders of Senior Indebtedness or from any trustee therefor; and before the receipt of any such written notice, the Trustee, subject to the provisions of Section 9.1, shall be entitled in all respects to assume that no such facts exist; provided, however, that if the Trustee shall not have received the notice provided for in this Section 16.6 at least two Business Days prior to the date upon which by the terms hereof any money may become payable for any purpose (including, without limitation, the payment of the principal of or interest on any Debenture), then, anything herein contained to the contrary notwithstanding, the Trustee shall have full power and authority to receive such money and to apply the same to the purposes for which they were received, and shall not be affected by any notice to the contrary that may be received by it within two Business Days prior to such date.

         (b) The Trustee, subject to the provisions of Section 9.1, shall be entitled to conclusively rely on the delivery to it of a written notice by a Person representing himself or herself to be a holder of Senior Indebtedness (or a trustee on behalf of such holder) to establish that such notice has been given by a holder of such Senior Indebtedness or a trustee on behalf of any such holder or holders. In the event that the Trustee determines in good faith that further evidence is required with respect to the right of any Person as a holder of such Senior Indebtedness to participate in any payment or distribution pursuant to this Article XVI, the Trustee may request such Person to furnish evidence to the reasonable satisfaction of the Trustee as to the amount of such Senior Indebtedness held by such Person, the extent to which such Person is entitled to participate in such payment or distribution and any other facts pertinent to the rights of such Person under this Article XVI, and, if such evidence is not furnished, the Trustee may defer any payment to such Person pending judicial determination as to the right of such Person to receive such payment.

         Section 16.7.     Rights of the Trustee; Holders of the Senior
Indebtedness.

         (a) The Trustee in its individual capacity shall be entitled to all the rights set forth in this Article XVI in respect of any Senior Indebtedness at any time held by it, to the same extent as any other holder of Senior Indebtedness, and nothing in this Indenture shall deprive the Trustee of any of its rights as such holder. The Trustee's right to compensation and reimbursement of expenses as set forth in Section 9.7 shall not be subject to the subordination provisions of the Article XVI.

         (b) With respect to the holders of the Senior Indebtedness, the Trustee undertakes to perform or to observe only such of its covenants and obligations as are specifically set forth in this Article XVI, and no implied covenants or obligations with respect to the holders of such Senior Indebtedness shall be read into this Indenture against the Trustee. The Trustee shall not be deemed to owe any fiduciary duty to the holders of such Senior Indebtedness and, subject to the provisions of Section 9.1, the Trustee shall not be liable to any holder of such Senior Indebtedness if it shall pay over or deliver to holders of Debentures, the Company or any other Person money or assets to which any holder of such Senior Indebtedness shall be entitled by virtue of this Article XVI or otherwise.

         Section 16.8.     Subordination May Not be Impaired.

         (a) No right of any present or future holder of any Senior Indebtedness to enforce subordination as herein provided shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Company or by any act or failure to act, in good faith, by any such holder, or by any noncompliance by the Company with the terms, provisions and covenants of this Indenture, regardless of any knowledge thereof that any such holder may have or otherwise be charged with.

         (b) Without in any way limiting the generality of Section 16.8(a), the holders of Senior Indebtedness may, at any time and from time to time, without the consent of or notice to the Trustee or the holders of the Debentures, without incurring responsibility to the holders of the Debentures and without impairing or releasing the subordination provided in this Article XVI or the obligations hereunder of the holders of the Debentures to the holders of such Senior Indebtedness, do any one or more of the following: (i) change the manner, place or terms of payment or extend the time of payment of, or renew or alter, such Senior Indebtedness, or otherwise amend or supplement in any manner such Senior Indebtedness or any instrument evidencing the same or any agreement under which such Senior Indebtedness is outstanding; (ii) sell, exchange, release or otherwise deal with any property pledged, mortgaged or otherwise securing such Senior Indebtedness; (iii) release any Person liable in any manner for the collection of such Senior Indebtedness; and (iv) exercise or refrain from exercising any rights against the Company and any other Person.











         [The remainder of this page has been left blank intentionally]

         IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed, all as of the day and year first above written.

                                     FIRST BANKS, INC.



                                     By: ______________________________________
                                     Name: ____________________________________
                                     Title: ___________________________________


                                     STATE STREET BANK AND TRUST COMPANY OF
                                     CONNECTICUT,  NATIONAL  ASSOCIATION,
                                     as Trustee

                                     By: ______________________________________
                                     Name: ____________________________________
                                     Title: ___________________________________

STATE OF MISSOURI          )
                                    ) ss
COUNTY OF ST. LOUIS        )

         On this ______ day of _____________, 2001, before me appeared _____________, to me personally known, who, being by me duly sworn, did say that he is the _________________ of First Banks, Inc., and that the seal affixed to said instrument is the corporate seal of said corporation, and that said instrument was signed and sealed in behalf of said corporation by authority of its Board of Directors and said _______________ acknowledged said instrument to be the free act and deed of said corporation.

         In testimony whereof I have hereunto set my hand and affixed my official seal at my office in said county and state the day and year last above written.


                                    Notary Public    _________________________

                                    My term expires: _________________________

         [seal]


COMMONWEALTH OF MASSACHUSETTS               )
                                            ) ss
COUNTY OF SUFFOLK                           )

         On this ______ day of ______________, 2001, before me appeared ___________________, to me personally known, who, being by me duly sworn, did say that he is the _____________________ of State Street Bank and Trust Company of Connecticut, National Association, and that the seal affixed to said instrument is the corporate seal of said corporation, and that said instrument was signed and sealed in behalf of said corporation by authority of its Board of Directors and said _____________________________ acknowledged said instrument to be the free act and deed of said corporation.

         In testimony whereof I have hereunto set my hand and affixed my official seal at my office in said county and commonwealth the day and year last above written.



                                    Notary Public    _________________________

                                    My term expires: _________________________
         [seal]

                                    EXHIBIT A

                           (Form of Face of Debenture)

                                FIRST BANKS, INC.

                         _______% SUBORDINATED DEBENTURE

                              DUE DECEMBER 31, 2031



No. ___                                                         $__________
CUSIP No.  _______________

         First Banks, Inc., a Missouri corporation (the "Company," which term includes any successor corporation under the Indenture hereinafter referred to), for value received, hereby promises to pay to _______________ or registered assigns, the principal sum of _________________________ ($___________) on
December 31, 2031 (the "Stated Maturity"), and to pay interest on said principal sum from _____________, 2001, or from the most recent interest payment date (each such date, an "Interest Payment Date") to which interest has been paid or duly provided for, quarterly (subject to deferral as set forth herein) in arrears on the last day of March, June, September and December of each year commencing December 31, 2001, at the rate of _____% per annum until the principal hereof shall have become due and payable, and on any overdue principal and (without duplication and to the extent that payment of such interest is enforceable under applicable law) on any overdue installment of interest at the same rate per annum compounded quarterly. The amount of interest payable on any Interest Payment Date shall be computed on the basis of a 360-day year of twelve 30-day months. The amount of interest for any partial period shall be computed on the basis of the number of days elapsed in a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on this Debenture is not a Business Day, then payment of interest payable on such date shall be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay) with the same force and effect as if made on such date. The interest installment so payable, and punctually paid or duly provided for, on any Interest Payment Date shall, as provided in the Indenture, be paid to the person in whose name this Debenture (or one or more Predecessor Debentures, as defined in said Indenture) is registered at the close of business on the regular record date for such interest installment. Any such interest installment not punctually paid or duly provided for shall forthwith cease to be payable to the registered holders on such regular record date and may be paid to the Person in whose name this Debenture (or one or more Predecessor Debentures) is registered at the close of business on a special record date to be fixed by the Trustee for the payment of such defaulted interest, notice thereof shall be fixed by the Trustee for the payment of such defaulted interest, notice thereof shall be given to the registered holders of the Debentures not less than 10 days prior to such special record date, or may be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange or quotation system on or in which the Debentures may be listed or quoted, and upon such notice as may be required by such exchange, all as more fully provided in the Indenture. The principal of and the interest on this Debenture shall be payable at the office or agency of the Trustee maintained for that purpose in any coin or currency of the United States of America that at the time of payment is legal tender for payment of public and private debts; provided, however, that payment of interest may be made at the option of the Company by check mailed to the registered holder at such address as shall appear in the Debenture Register. Notwithstanding the foregoing, so long as the holder of this Debenture is the

Property Trustee, the payment of the principal of and interest on this Debenture shall be made at such place and to such account as may be designated by the Trustee.

         The Stated Maturity may be shortened at any time by the Company to any date not earlier than December 31, 2006, subject to the Company having received prior approval of the Federal Reserve if then required under applicable capital guidelines, policies or regulations of the Federal Reserve.

         The indebtedness evidenced by this Debenture is, to the extent provided in the Indenture, subordinate and junior in right of payment to the prior payment in full of all Senior Indebtedness (as defined in the Indenture). This Debenture is issued subject to the provisions of the Indenture with respect thereto. Each holder of this Debenture, by accepting the same, (a) agrees to and shall be bound by such provisions; (b) authorizes and directs the Trustee on his or her behalf to take such action as may be necessary or appropriate to acknowledge or effectuate the subordination so provided; and (c) appoints the Trustee his or her attorney-in-fact for any and all such purposes. Each holder hereof, by his or her acceptance hereof, hereby waives all notice of the acceptance of the subordination provisions contained herein and in the Indenture by each holder of Senior Indebtedness, whether now outstanding or hereafter incurred, and waives reliance by each such holder upon said provisions.

         This Debenture shall not be entitled to any benefit under the Indenture hereinafter referred to, be valid or become obligatory for any purpose until the Certificate of Authentication hereon shall have been signed by or on behalf of the Trustee.

         The provisions of this Debenture are continued on the reverse side hereof and such continued provisions shall for all purposes have the same effect as though fully set forth at this place.

         IN WITNESS WHEREOF, the Company has caused this instrument to be executed.



Dated    ___________________, 2001

                                          FIRST BANKS, INC.

                                          By:
                                               --------------------------------
                                          Name:
                                               --------------------------------
                                          Title:
                                                -------------------------------

Attest:

By:
     -------------------------------
Name:
       -----------------------------
Title:
       -----------------------------

                      FORM OF CERTIFICATE OF AUTHENTICATION

         This is one of the Debentures described in the within-mentioned Indenture.



Dated:                              , 2001
       -----------------------------

State Street Bank and Trust Company of Connecticut,     ________________________
National Association                                    or Authenticating Agent
as Trustee


By: _______________________________                  By: _______________________
         Authorized Signatory

                          FORM OF REVERSE OF DEBENTURE

                     ______% SUBORDINATED DEBENTURE DUE 2031

                                   (CONTINUED)

         This Debenture is one of the subordinated debentures of the Company (herein sometimes referred to as the "Debentures"), all issued or to be issued under and pursuant to an Indenture dated as of ___________, 2001 (the "Indenture") duly executed and delivered between the Company and State Street Bank and Trust Company of Connecticut, National Association, as Trustee (the "Trustee"), to which Indenture reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Company and the holders of the Debentures. The Debentures are limited in aggregate principal amount as specified in the Indenture.

         Because of the occurrence and continuation of a Special Event (as defined in the Indenture), in certain circumstances, this Debenture may become due and payable at the principal amount together with any interest accrued thereon (the "Redemption Price"). The Redemption Price shall be paid prior to 12:00 noon, Eastern Standard Time, on the date of such redemption or at such earlier time as the Company determines. The Company shall have the right as set forth in the Indenture to redeem this Debenture at the option of the Company, without premium or penalty, in whole or in part at any time on or after December 31, 2006 (an "Optional Redemption"), or at any time in certain circumstances upon the occurrence of a Special Event, at a Redemption Price equal to 100% of the principal amount hereof plus any accrued but unpaid interest hereon, to the date of such redemption. Any redemption pursuant to this paragraph shall be made upon not less than thirty (30) days nor more than thirty (60) days notice, at the Redemption Price. The Redemption Price shall be paid at the time and in the manner provided therefor in the Indenture. If the Debentures are only partially redeemed by the Company pursuant to an Optional Redemption, the Debentures shall be redeemed by lot as described in the Indenture.

         In the event of redemption of this Debenture in part only, a new Debenture or Debentures for the unredeemed portion hereof shall be issued in the name of the holder hereof upon the cancellation hereof.

         In case an Event of Default (as defined in the Indenture) shall have occurred and be continuing, the principal of all of the Debentures may be declared, and upon such declaration shall become, due and payable, in the manner, with the effect and subject to the conditions provided in the Indenture.

         The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in aggregate principal amount of the Debentures at the time Outstanding (as defined in the Indenture) to execute supplemental indentures for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of any supplemental indenture or of modifying in any manner the rights of the holders of the Debentures; provided, however, that no such supplemental indenture shall, except as provided in the Indenture, (i) extend the fixed maturity of the Debentures or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, without the consent of the holder of each Debenture so affected thereby; or (ii) reduce the aforesaid percentage of Debentures, the holders of which are required to consent to any such supplemental indenture, without the consent of the holders of each Debenture then Outstanding and affected thereby. The Indenture also contains provisions permitting the holders of a majority in aggregate principal amount of the Debentures at the time Outstanding, on behalf of all of the holders of the Debentures, to waive any past default in the performance of any of the covenants contained in the Indenture, and its consequences, except (i) a default in the payment of the principal of or interest on any of the Debentures (except as otherwise provided in the Indenture) and (ii) default in the performance of certain covenants as specified in the Indenture. Any such consent or waiver by the registered holder of this Debenture (unless revoked as provided in the Indenture) shall be conclusive and binding upon such holder and upon all future holders and owners of this Debenture and of any Debenture issued in exchange herefor or in place hereof (whether by registration of transfer or otherwise), irrespective of whether or not any notation of such consent or waiver is made upon this Debenture.

         No reference herein to the Indenture and no provision of this Debenture or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal and interest on this Debenture at the time and place and at the rate and in the money herein prescribed.

         Provided certain conditions are met, the Company shall have the right at any time during the term of the Debentures and from time to time to extend the interest payment period of such Debentures for up to twenty (20) consecutive quarters (each, an "Extension Period"), at the end of which period the Company shall pay all interest then accrued and unpaid (together with interest thereon at the rate specified for the Debentures to the extent that payment of such interest is enforceable under applicable law). Before the termination of any such Extension Period, so long as no Event of Default shall have occurred and be continuing, the Company may further extend such Extension Period, provided that such Extension Period together with all such further extensions thereof shall not exceed twenty (20) consecutive quarters, extend beyond December 31, 2031, or end on a date other than an Interest Payment Date. At the termination of any such Extension Period and upon the payment of all accrued and unpaid interest and any additional amounts then due and subject to the foregoing conditions, the Company may commence a new Extension Period.

         As provided in the Indenture and subject to certain limitations therein set forth, this Debenture is transferable by the registered holder hereof on the Debenture Register (as defined in the Indenture) of the Company, upon surrender of this Debenture for registration of transfer at the office or agency of the Trustee accompanied by a written instrument or instruments of transfer in form satisfactory to the Company or the Trustee duly executed by the registered holder hereof or his or her attorney duly authorized in writing, and thereupon one or more new Debentures of authorized denominations and for the same aggregate principal amount shall be issued to the designated transferee or transferees. No service charge shall be made for any such transfer, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in relation thereto.

         Prior to due presentment for registration of transfer of this Debenture, the Company, the Trustee, any Paying Agent (as defined in the Indenture) and the Debenture Registrar may deem and treat the registered holder hereof as the absolute owner hereof (whether or not this Debenture shall be overdue and notwithstanding any notice of ownership or writing hereon made by anyone other than the Debenture Registrar) for the purpose of receiving payment of or on account of the principal hereof and interest due hereon and for all other purposes, and neither the Company nor the Trustee nor any Paying Agent nor any Debenture Registrar shall be affected by any notice to the contrary.

         No recourse shall be had for the payment of the principal of or the interest on this Debenture, or for any claim based hereon, or otherwise in respect hereof, or based on or in respect of the Indenture, against any incorporator, stockholder, officer or director, past, present or future, as such, of the Company or of any predecessor or successor corporation, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as part of the consideration for the issuance hereof, expressly waived and released.

         The Debentures are issuable only in registered form without coupons in denominations of $25 and any integral multiple thereof (or such other denominations and any integral multiple thereof as may be deemed necessary by the Company for the purpose of maintaining the eligibility of the Debentures for inclusion in the Nasdaq National Market or any successor thereto).

         All terms used in this Debenture that are defined in the Indenture shall have the meanings assigned to them in the Indenture.

                                                                     Exhibit 4.3

                              CERTIFICATE OF TRUST
                                       OF
                        FIRST PREFERRED CAPITAL TRUST III


         THIS CERTIFICATE OF TRUST OF FIRST PREFERRED CAPITAL TRUST III (the "Trust"), dated as of October 5, 2001, is being duly executed and filed by Wilmington Trust Company, a Delaware banking corporation, and James F. Dierberg, Allen H. Blake and Lisa K. Vansickle, each an individual, as trustees, to form a business trust under the Delaware Business Trust Act (12 Del. C. Section 3801 et seq.).

         1. NAME. The name of the business trust formed hereby is First Preferred Capital Trust III.

         2. DELAWARE TRUSTEE. The name and business address of the trustee of the Trust in the State of Delaware is Wilmington Trust Company, Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890-0001, Attention:
Corporate Trust Administration.


         IN WITNESS WHEREOF, each of the undersigned, being a trustee of the Trust, has executed this Certificate of Trust as of the date first above written.


                           WILMINGTON TRUST COMPANY, as Trustee


                           By:      /s/ Donald G. MacKelcan
                                    --------------------------------------------
                           Name:        Donald G. MacKelcan
                                    --------------------------------------------
                           Title:       Vice President
                                    --------------------------------------------



                                    /s/ James F. Dierberg
                           -----------------------------------------------------
                           JAMES F. DIERBERG, as Trustee



                                    /s/ Allen H. Blake
                           -----------------------------------------------------
                           ALLEN H. BLAKE, as Trustee



                                    /s/ Lisa K. Vansickle
                           -----------------------------------------------------
                           LISA K. VANSICKLE, as Trustee

                                                                     Exhibit 4.4



                                 TRUST AGREEMENT

         This  TRUST  AGREEMENT,  dated  as of  October  5,  2001  (this  "Trust
Agreement"), among (i) FIRST BANKS, INC., a Missouri corporation (the "Depositor"), (ii) WILMINGTON TRUST COMPANY, a Delaware banking corporation, as trustee, and (iii) JAMES F. DIERBERG, ALLEN H. BLAKE and LISA K. VANSICKLE, each an individual, as trustees (each of such trustees in (ii) and (iii) a "Trustee" and collectively, the "Trustees"). The Depositor and the Trustees hereby agree as follows:

         1. The trust created hereby (the "Trust") shall be known as "First Preferred Capital Trust III" in which name the Trustees, or the Depositor to the extent provided herein, may engage in the transactions contemplated hereby, make and execute contracts, and sue and be sued.

         2. The Depositor hereby assigns, transfers, conveys and sets over to the Trustees the sum of $25. The Trustees hereby acknowledge receipt of such amount in trust from the Depositor, which amount shall constitute the initial trust estate. The Trustees hereby declare that they will hold the trust estate in trust for the Depositor. It is the intention of the parties hereto that the Trust created hereby constitutes a business trust under Chapter 38 of Title 12 of the Delaware Code, 12 Del. C. Section 3801, et seq. (the "Business Trust Act"), and that this document constitutes the governing instrument of the Trust. The Trustees are hereby authorized and directed to execute and file a certificate of trust with the Delaware Secretary of State in accordance with the provisions of the Business Trust Act.

         3. The Depositor and the Trustees will enter into an amended and restated Trust Agreement, satisfactory to each such party and substantially in the form included as an exhibit to the 1933 Act Registration Statement (as defined below), to provide for the contemplated operation of the Trust created hereby and the issuance of the Preferred Securities and Common Securities referred to therein. Prior to the execution and delivery of such amended and restated Trust Agreement, the Trustees shall not have any duty or obligation hereunder or with respect to the trust estate, except as otherwise required by applicable law or as may be necessary to obtain prior to such execution and delivery any licenses, consents or approvals required by applicable law or otherwise.

         4. The Depositor and the Trustees hereby authorize and direct the Depositor, as the agent of the Trust, (i) to file with the Securities and Exchange Commission (the "Commission") and execute, in each case on behalf of the Trust, (a) the Registration Statement on Form S-2 (the "1933 Act Registration Statement"), including any pre-effective or post-effective amendments to the 1933 Act Registration Statement, relating to the registration under the Securities Act of 1933, as amended, of the Preferred Securities of the Trust and possibly certain other securities and (b) a Registration Statement on Form 8-A (the "1934 Act Registration Statement") (including all pre-effective and post-effective amendments thereto) relating to the registration of the Preferred Securities of the Trust under the Securities Exchange Act of 1934, as amended; (ii) to file with the Nasdaq National Market or a national stock exchange (each, an "Exchange") and execute on behalf of the Trust one or more listing applications and all other applications, statements, certificates, agreements and other instruments as shall be necessary or desirable to cause the Preferred Securities to be included in or listed on any of the Exchanges; (iii) to file and execute on behalf of the Trust such applications, reports, surety bonds, irrevocable consents, appointments of attorney for service of process and other papers and documents as shall be necessary or desirable to register the Preferred Securities under the securities or blue sky laws of such jurisdictions as the Depositor, on behalf of the Trust, may deem necessary or desirable; and
(iv) to execute on behalf of the Trust that certain Underwriting Agreement relating to the Preferred Securities, among the Trust, the Depositor and the several Underwriters named therein, substantially in the form included as an exhibit to the 1933 Act Registration Statement. In the event that any filing referred to in clauses (i), (ii) and (iii) above is required by the rules and regulations of the Commission, an Exchange or state securities or blue sky laws, to be executed on behalf of the Trust by one or more of the Trustees, each of the Trustees, in its, his or her capacity as a Trustee of the Trust, is hereby authorized and, to the extent so required, directed to join in any such filing and to execute on behalf of the Trust any and all of the foregoing, it being understood that Wilmington Trust Company in its capacity as a Trustee of the Trust shall not be required to join in any such filing or execute on behalf of the Trust any such document unless required by the rules and regulations of the Commission, the Exchange or state securities or blue sky laws. In connection with the filings referred to above, the Depositor and James F. Dierberg, Allen
H. Blake and Lisa K. Vansickle, each as Trustees and not in their individual capacities, hereby constitutes and appoints James F. Dierberg, Allen H. Blake and Lisa K. Vansickle, and each of them, as its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the Depositor or such Trustee or in the Depositor's or such Trustees' name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to the 1933 Act Registration Statement and the 1934 Act Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, the Exchange and administrators of the state securities or blue sky laws, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as the Depositor or such Trustee might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their respective substitute or substitutes, shall do or cause to be done by virtue hereof.

         5. This Trust Agreement may be executed in one or more counterparts.

         6. The number of Trustees initially shall be four (4) and thereafter the number of Trustees shall be such number as shall be fixed from time to time by a written instrument signed by the Depositor which may increase or decrease the number of Trustees; provided, however, that to the extent required by the Business Trust Act, one Trustee shall either be a natural person who is a resident of the State of Delaware or, if not a natural person, an entity which has its principal place of business in the State of Delaware and otherwise meets the requirements of applicable Delaware law. Subject to the foregoing, the Depositor is entitled to appoint or remove without cause any Trustee at any time. The Trustees may resign upon thirty (30) days' prior notice to the Depositor.

         7. (a) The Trustee and its officers, directors, agents and servants (collectively, the "Fiduciary Indemnified Persons") shall not be liable, responsible or accountable in damages or otherwise to the Trust, the Depositor, the Trustees or any holder of the Trust Securities (the Trust, the Depositor and any holder of the Trust Securities being a "Covered Person") for any loss, damage or claim incurred by reason of any act or omission performed or omitted by the Fiduciary Indemnified Persons in good faith on behalf of the Trust and in a manner the Fiduciary Indemnified Persons reasonably believed to be within the scope of authority conferred on the Fiduciary Indemnified Persons by this Trust Agreement or by law, except that the Fiduciary Indemnified Persons shall be liable for any such loss, damage or claim incurred by reason of the Fiduciary Indemnified Person's negligence or willful misconduct with respect to such acts or omissions.

         (b) The Fiduciary Indemnified Persons shall be fully protected in relying in good faith upon the records of the Trust and upon such information, opinions, reports or statements presented to the Trust by any person as to matters the Fiduciary Indemnified Persons reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Trust, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits, losses, or any other facts pertinent to the existence and amount of assets from which distributions to holders of Trust Securities might properly be paid.

         (c) The Depositor agrees, to the fullest extent permitted by applicable law, (i) to indemnify and hold harmless each Fiduciary Indemnified Person, or any of its officers, directors, shareholders, employees, representatives or agents, from and against any loss, damage, liability, tax, penalty, expense or claim of any kind or nature whatsoever incurred by the Fiduciary Indemnified Persons by reason of the creation, operation or termination of the Trust in a manner the Fiduciary Indemnified Persons reasonably believed to be within the scope of authority conferred on the Fiduciary Indemnified Persons by this Trust Agreement of Trust, except that no Fiduciary Indemnified Persons shall be entitled to be indemnified in respect of any loss, damage or claim incurred by the Fiduciary Indemnified Persons by reason of negligence or willful misconduct with respect to such acts or omissions, and (ii) to advance expenses (including legal fees) incurred by a Fiduciary Indemnified Person in defending any claim, demand, action, suit or proceeding shall, from time to time, prior to the final disposition of such claim, demand, action, suit or proceeding, upon receipt by the Trust of an undertaking by or on behalf of such Fiduciary Indemnified Persons to repay such amount if it shall be determined that such Fiduciary Indemnified Person is not entitled to be indemnified as authorized in the preceding subsection.

         (d) The provisions of Section 7 shall survive the termination of this Trust Agreement or the earlier resignation or removal of the Fiduciary Indemnified Persons.

         8. This Trust Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware (without regard to conflict of laws of principles).

         IN WITNESS WHEREOF, the parties hereto have caused this Trust Agreement to be duly executed as of the day and year first above written.



                                    FIRST BANKS, INC.,
                                    as Depositor

                                    By:      /s/ Allen H. Blake
                                           -------------------------------------
                                    Name:  Allen H. Blake
                                           -------------------------------------
                                    Title: President and Chief Operating Officer
                                           -------------------------------------


                                    WILMINGTON TRUST COMPANY,
                                    as Trustee

                                    By:      /s/ Donald G. MacKelcan
                                           -------------------------------------
                                    Name:        Donald G. MacKelcan
                                           -------------------------------------
                                    Title:       Vice President
                                           -------------------------------------



                                             /s/ James F. Dierberg
                                    --------------------------------------------
                                    JAMES F. DIERBERG, as Trustee



                                             /s/ Allen H. Blake
                                    --------------------------------------------
                                    ALLEN H. BLAKE, as Trustee



                                             /s/ Lisa K. Vansickle
                                    --------------------------------------------
                                    LISA K. VANSICKLE, as Trustee

                                                                     Exhibit 4.5









                        FIRST PREFERRED CAPITAL TRUST III


                              AMENDED AND RESTATED


                                 TRUST AGREEMENT


                                      among


                         FIRST BANKS, INC., as Depositor


               STATE STREET BANK AND TRUST COMPANY OF CONNECTICUT,
                    NATIONAL ASSOCIATION, as Property Trustee


                 WILMINGTON TRUST COMPANY, as Delaware Trustee,


                                       and


                    THE ADMINISTRATIVE TRUSTEES NAMED HEREIN


                        DATED AS OF ______________, 2001




                                TABLE OF CONTENTS
                                                                                                         PAGE
ARTICLE I DEFINED TERMS.....................................................................................1
   SECTION 101.  DEFINITIONS................................................................................1

ARTICLE II ESTABLISHMENT OF THE TRUST.......................................................................9
   SECTION 201.  NAME.......................................................................................9
   SECTION 202.  OFFICE OF THE DELAWARE TRUSTEE; PRINCIPAL PLACE OF BUSINESS...............................10
   SECTION 203.  INITIAL CONTRIBUTION OF TRUST PROPERTY; ORGANIZATIONAL EXPENSES...........................10
   SECTION 204.  ISSUANCE OF THE PREFERRED SECURITIES......................................................10
   SECTION 205.  ISSUANCE OF THE COMMON SECURITIES; SUBSCRIPTION AND PURCHASE OF DEBENTURES................10
   SECTION 206.  DECLARATION OF TRUST......................................................................11
   SECTION 207.  AUTHORIZATION TO ENTER INTO CERTAIN TRANSACTIONS..........................................11
   SECTION 208.  ASSETS OF TRUST...........................................................................14
   SECTION 209.  TITLE TO TRUST PROPERTY...................................................................15

ARTICLE III PAYMENT ACCOUNT................................................................................15
   SECTION 301.  PAYMENT ACCOUNT...........................................................................15

ARTICLE IV DISTRIBUTIONS; REDEMPTION.......................................................................15
   SECTION 401.  DISTRIBUTIONS.............................................................................15
   SECTION 402.  REDEMPTION................................................................................16
   SECTION 403.  SUBORDINATION OF COMMON SECURITIES........................................................18
   SECTION 404.  PAYMENT PROCEDURES........................................................................18
   SECTION 405.  TAX RETURNS AND REPORTS...................................................................18
   SECTION 406.  PAYMENT OF TAXES, DUTIES, ETC. OF THE TRUST...............................................19
   SECTION 407.  PAYMENTS UNDER INDENTURE..................................................................19

ARTICLE V TRUST SECURITIES CERTIFICATES....................................................................19
   SECTION 501.  INITIAL OWNERSHIP.........................................................................19
   SECTION 502.  THE TRUST SECURITIES CERTIFICATES.........................................................19
   SECTION 503.  EXECUTION, AUTHENTICATION AND DELIVERY OF TRUST SECURITIES CERTIFICATES...................20
   SECTION 503A. GLOBAL PREFERRED SECURITY.................................................................20
   SECTION 504.  REGISTRATION OF TRANSFER AND EXCHANGE OF PREFERRED
                    SECURITIES CERTIFICATES................................................................21
   SECTION 505.  MUTILATED, DESTROYED, LOST OR STOLEN TRUST SECURITIES CERTIFICATES........................22
   SECTION 506.  PERSONS DEEMED SECURITYHOLDERS............................................................23
   SECTION 507.  ACCESS TO LIST OF SECURITYHOLDERS' NAMES AND ADDRESSES....................................23
   SECTION 508.  MAINTENANCE OF OFFICE OR AGENCY...........................................................23
   SECTION 509.  APPOINTMENT OF PAYING AGENT...............................................................24
   SECTION 510.  OWNERSHIP OF COMMON SECURITIES BY DEPOSITOR...............................................24
   SECTION 511.  PREFERRED SECURITIES CERTIFICATES.........................................................25
   SECTION 512.  NOTICES TO CLEARING AGENCIES..............................................................25
   SECTION 513.  RIGHTS OF SECURITYHOLDERS.................................................................25

ARTICLE VI ACTS OF SECURITYHOLDERS; MEETINGS; VOTING.......................................................26
   SECTION 601.  LIMITATIONS ON VOTING RIGHTS..............................................................26
   SECTION 602.  NOTICE OF MEETINGS........................................................................27
   SECTION 603.  MEETINGS OF PREFERRED SECURITYHOLDERS.....................................................27
   SECTION 604.  VOTING RIGHTS.............................................................................27
   SECTION 605.  PROXIES, ETC..............................................................................27
   SECTION 606.  SECURITYHOLDER ACTION BY WRITTEN CONSENT..................................................28
   SECTION 607.  RECORD DATE FOR VOTING AND OTHER PURPOSES.................................................28
   SECTION 608.  ACTS OF SECURITYHOLDERS...................................................................28
   SECTION 609.  INSPECTION OF RECORDS.....................................................................29


ARTICLE VII REPRESENTATIONS AND WARRANTIES.................................................................29
   SECTION 701.  REPRESENTATIONS AND WARRANTIES OF THE BANK AND THE PROPERTY TRUSTEE.......................29
   SECTION 702.  REPRESENTATIONS AND WARRANTIES OF THE DELAWARE BANK AND THE DELAWARE  TRUSTEE.............30
   SECTION 703.  REPRESENTATIONS AND WARRANTIES OF THE DEPOSITOR...........................................31

ARTICLE VIII TRUSTEES......................................................................................32
   SECTION 801.  CERTAIN DUTIES AND RESPONSIBILITIES.......................................................32
   SECTION 802.  CERTAIN NOTICES...........................................................................33
   SECTION 803.  CERTAIN RIGHTS OF PROPERTY TRUSTEE........................................................33
   SECTION 804.  NOT RESPONSIBLE FOR RECITALS OR ISSUANCE OF SECURITIES....................................35
   SECTION 805.  MAY HOLD SECURITIES.......................................................................35
   SECTION 806.  COMPENSATION; INDEMNITY; FEES.............................................................36
   SECTION 807.  CORPORATE PROPERTY TRUSTEE REQUIRED; ELIGIBILITY OF TRUSTEES..............................36
   SECTION 808.  CONFLICTING INTERESTS.....................................................................37
   SECTION 809.  CO-TRUSTEES AND SEPARATE TRUSTEE..........................................................37
   SECTION 810.  RESIGNATION AND REMOVAL; APPOINTMENT OF SUCCESSOR.........................................38
   SECTION 811.  ACCEPTANCE OF APPOINTMENT BY SUCCESSOR....................................................39
   SECTION 812.  MERGER, CONVERSION, CONSOLIDATION OR SUCCESSION TO BUSINESS...............................40
   SECTION 813.  PREFERENTIAL COLLECTION OF CLAIMS AGAINST DEPOSITOR OR TRUST..............................40
   SECTION 814.  REPORTS BY PROPERTY TRUSTEE...............................................................40
   SECTION 815.  REPORTS TO THE PROPERTY TRUSTEE...........................................................41
   SECTION 816.  EVIDENCE OF COMPLIANCE WITH CONDITIONS PRECEDENT..........................................41
   SECTION 817.  NUMBER OF TRUSTEES........................................................................41
   SECTION 818.  DELEGATION OF POWER.......................................................................41
   SECTION 819.  VOTING....................................................................................41

ARTICLE IX TERMINATION, LIQUIDATION AND MERGER.............................................................42
   SECTION 901.  TERMINATION UPON EXPIRATION DATE..........................................................42
   SECTION 902.  EARLY TERMINATION.........................................................................42
   SECTION 903.  TERMINATION...............................................................................42
   SECTION 904.  LIQUIDATION...............................................................................42
   SECTION 905.  MERGERS, CONSOLIDATIONS, AMALGAMATIONS OR REPLACEMENTS OF THE TRUST.......................44

ARTICLE X MISCELLANEOUS PROVISIONS.........................................................................45
   SECTION 1001.  LIMITATION OF RIGHTS OF SECURITYHOLDERS..................................................45
   SECTION 1002.  AMENDMENT................................................................................45
   SECTION 1003.  SEPARABILITY.............................................................................46
   SECTION 1004.  GOVERNING LAW............................................................................46
   SECTION 1005.  PAYMENTS DUE ON NON-BUSINESS DAY.........................................................47
   SECTION 1006.  SUCCESSORS...............................................................................47
   SECTION 1007.  HEADINGS.................................................................................47
   SECTION 1008.  REPORTS, NOTICES AND DEMANDS.............................................................47
   SECTION 1009.  AGREEMENT NOT TO PETITION................................................................48
   SECTION 1010.  TRUST INDENTURE ACT; CONFLICT WITH TRUST INDENTURE ACT...................................48
   SECTION 1011.  ACCEPTANCE OF TERMS OF TRUST AGREEMENT, GUARANTEE AND INDENTURE..........................49



                              CROSS-REFERENCE TABLE


Section of                                                                        Section of
Trust Indenture Act                                                               Amended and Restated
of 1939, as amended                                                               Trust Agreement
-------------------                                                               --------------------

310(a)(1)                                                                         807
310(a)(2)                                                                         807
310(a)(3)                                                                         807
310(a)(4)                                                                         207(a)(ii)
310(b)                                                                            808
311(a)                                                                            813
311(b)                                                                            813
312(a)                                                                            507
312(b)                                                                            507
312(c)                                                                            507
313(a)                                                                            814(a)
313(a)(4)                                                                         814(b)
313(b)                                                                            814(b)
313(c)                                                                            1008
313(d)                                                                            814(c)
314(a)                                                                            815
314(b)                                                                            Not Applicable
314(c)(1)                                                                         816
314(c)(2)                                                                         816
314(c)(3)                                                                         Not Applicable
314(d)                                                                            Not Applicable
314(e)                                                                            101, 816
315(a)                                                                            801(a), 803(a)
315(b)                                                                            802, 1008
315(c)                                                                            801(a)
315(d)                                                                            801, 803
316(a)(2)                                                                         Not Applicable
316(b)                                                                            Not Applicable
316(c)                                                                            607
317(a)(1)                                                                         Not Applicable
317(a)(2)                                                                         Not Applicable
317(b)                                                                            509
318(a)                                                                            1010

Note:    This Cross-Reference Table does not constitute part of this Agreement and shall not affect the interpretation of any of its terms or provisions.

                      AMENDED AND RESTATED TRUST AGREEMENT

         AMENDED AND RESTATED TRUST AGREEMENT, dated as of ____________, 2001, among (i) FIRST BANKS, INC., a Missouri corporation (including any successors or assigns, the "Depositor"), (ii) STATE STREET BANK AND TRUST COMPANY OF CONNECTICUT, NATIONAL ASSOCIATION, a national banking association duly organized and existing under the laws of the United States of America, as property trustee (the "Property Trustee" and, in its separate corporate capacity and not in its capacity as Property Trustee, the "Bank"), (iii) WILMINGTON TRUST COMPANY, a Delaware banking corporation duly organized and existing under the laws of the State of Delaware, as Delaware trustee (the "Delaware Trustee," and, in its separate corporate capacity and not in its capacity as Delaware Trustee, the "Delaware Bank"), (iv) JAMES F. DIERBERG, an individual, ALLEN H. BLAKE, an individual and LISA K. VANSICKLE, an individual, each of whose address is c/o First Banks, Inc., 600 James S. McDonnell Boulevard, Mail Code 014, Hazelwood, Missouri 63042 (each an "Administrative Trustee" and collectively the "Administrative Trustees") (the Property Trustee, the Delaware Trustee and the Administrative Trustees referred to collectively as the "Trustees"), and (v) the several Holders (as hereinafter defined).

                                    RECITALS

         WHEREAS, the Depositor, the Delaware Trustee, James F. Dierberg, Allen
H. Blake and Lisa K. Vansickle, each as an Administrative Trustee, have heretofore duly declared and established a business trust pursuant to the Delaware Business Trust Act by entering into that certain Trust Agreement, dated as of October ___, 2001 (the "Original Trust Agreement"), and by the execution and filing by the Delaware Trustee, the Depositor and the Administrative Trustees with the Secretary of State of the State of Delaware of the Certificate of Trust, filed on October __, 2001, the form of which is attached as Exhibit A; and

         WHEREAS, the Depositor, the Delaware Trustee, the Property Trustee and the Administrative Trustees desire to amend and restate the Original Trust Agreement in its entirety as set forth herein to provide for, among other things, (a) the issuance of the Common Securities (as defined herein) by the Trust (as defined herein) to the Depositor; (b) the issuance and sale of the Preferred Securities (as defined herein) by the Trust pursuant to the Underwriting Agreement (as defined herein); (c) the acquisition by the Trust from the Depositor of all of the right, title and interest in the Debentures (as defined herein); and (d) the appointment of the Trustees;

         NOW THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each party, for the benefit of the other parties and for the benefit of the Securityholders (as defined herein), hereby amends and restates the Original Trust Agreement in its entirety and agrees as follows:

                                    ARTICLE I
                                 DEFINED TERMS

         Section 101.  Definitions.

         For all purposes of this Trust Agreement, except as otherwise expressly provided or unless the context otherwise requires:

         (a) the terms defined in this Article I have the meanings assigned to them in this Article I and include the plural as well as the singular;

         (b) all other terms used herein that are defined in the Trust Indenture Act, either directly or by reference therein, have the meanings assigned to them therein;

         (c) unless the context otherwise requires, any reference to an "Article" or a "Section" refers to an Article or a Section, as the case may be, of this Trust Agreement; and

         (d) the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Trust Agreement as a whole and not to any particular Article, Section or other subdivision.

         "Act" has the meaning specified in Section 608.

         "Additional Amount" means, with respect to Trust Securities of a given Liquidation Amount and/or a given period, the amount of additional interest accrued on interest in arrears and paid by the Depositor on a Like Amount of Debentures for such period.

         "Additional Payments" has the meaning specified in Section 1.1 of the Indenture.

         "Administrative Trustee" means each of James F. Dierberg, Allen H. Blake and Lisa K. Vansickle, solely in his or her capacity as Administrative Trustee of the Trust formed and continued hereunder and not in his or her individual capacity, or such Administrative Trustee's successor in interest in such capacity, or any successor trustee appointed as herein provided.

         "Affiliate" means, with respect to a specified Person, (a) any Person directly or indirectly owning, controlling or holding with power to vote 10% or more of the outstanding voting securities or other ownership interests of the specified Person; (b) any Person 10% or more of whose outstanding voting securities or other ownership interests are directly or indirectly owned, controlled or held with power to vote by the specified Person; (c) any Person directly or indirectly controlling, controlled by, or under common control with the specified Person; (d) a partnership in which the specified Person is a general partner; (e) any officer or director of the specified Person; and (f) if the specified Person is an individual, any entity of which the specified Person is an officer, director or general partner.

         "Authenticating Agent" means an authenticating agent with respect to the Preferred Securities appointed by the Property Trustee pursuant to Section 503.

         "Bank" has the meaning specified in the Preamble to this Trust
Agreement.

         "Bankruptcy Event" means, with respect to any Person:

         (a) the entry of a decree or order by a court having jurisdiction in the premises adjudging such Person a bankrupt or insolvent, or approving as properly filed a petition seeking liquidation or reorganization of or in respect of such Person under the United States Bankruptcy Code of 1978, as amended, or any other similar applicable federal or state law, and the continuance of any such decree or order unvacated and unstayed for a period of ninety (90) days; or the commencement of an involuntary case under the United States Bankruptcy Code of 1978, as amended, in respect of such Person, which shall continue undismissed for a period of ninety (90) days or entry of an order for relief in such case; or the entry of a decree or order of a court having jurisdiction in the premises for the appointment on the ground of insolvency or bankruptcy of a receiver, custodian, liquidator, trustee or assignee in bankruptcy or insolvency of such Person or of its property, or for the winding up or liquidation of its affairs, and such decree or order shall have remained in force unvacated and unstayed for a period of ninety (90) days; or

         (b) the institution by such Person of proceedings to be adjudicated a voluntary bankrupt, or the consent by such Person to the filing of a bankruptcy proceeding against it, or the filing by such Person of a petition or answer or consent seeking liquidation or reorganization under the United States Bankruptcy Code of 1978, as amended, or other similar applicable Federal or State law, or the consent by such Person to the filing of any such petition or to the appointment on the ground of insolvency or bankruptcy of a receiver or custodian or liquidator or trustee or assignee in bankruptcy or insolvency of such Person or of its property, or a general assignment by such Person for the benefit of creditors.

         "Bankruptcy Laws" has the meaning specified in Section 1009.

         "Board Resolution" means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Depositor to have been duly adopted by the Depositor's Board of Directors, or such committee of the Board of Directors or officers of the Depositor to which authority to act on behalf of the Board of Directors has been delegated, and to be in full force and effect on the date of such certification, and delivered to the appropriate Trustee.

         "Business Day" means any day other than a Saturday or Sunday, a day on which banking institutions in The City of New York are authorized or required by law, executive order or regulation to remain closed, or a day on which the Property Trustee's Corporate Trust Office or the Corporate Trust Office of the Debenture Trustee is closed for business.

         "Certificate Depositary Agreement" means the agreement among Depositor, Trust and DTC, as the initial Clearing Agency, dated as of the Closing Date, substantially in the form attached as Exhibit E as the same may be amended and supplemented from time to time.

         "Certificate of Trust" means the certificate of trust filed with the Secretary of State of the State of Delaware with respect to the Trust, as amended or restated from time to time.

         "Change in 1940 Act Law" shall have the meaning set forth in the definition of "Investment Company Event."

         "Clearing Agency" means an organization registered as a "clearing agency" pursuant to Section 17A of the Securities Exchange Act of 1934, as amended. DTC shall be the initial Clearing Agency.

         "Clearing Agency Participant" means a broker, dealer, bank or other financial institution or other Person for whom from time to time a Clearing Agency effects book-entry transfers and pledges of securities deposited with the Clearing Agency.

         "Closing Date" means the date of execution and delivery of this Trust Agreement.

         "Code" means the Internal Revenue Code of 1986, as amended.

         "Commission" means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or, if at any time after the execution of this instrument such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

         "Common Security" means an undivided beneficial interest in the assets of the Trust, having a Liquidation Amount of $25 and having the rights provided therefor in this Trust Agreement, including the right to receive Distributions and a Liquidation Distribution as provided herein.

         "Common Securities Certificate" means a certificate evidencing ownership of Common Securities, substantially in the form attached as Exhibit B.

         "Common Securityholder" means First Banks, Inc.

         "Company" means First Banks, Inc.

         "Corporate Trust Office" means the office at which, at any particular time, the corporate trust business of the Property Trustee or the Debenture Trustee, as the case may be, shall be principally administered, which office at the date hereof, in each such case, is located at 225 Asylum Street, Goodwin Square, Hartford, Connecticut, Attention: Corporate Trust Department.

         "Debenture Event of Default" means an "Event of Default" as defined in
Section 7.1 of the Indenture.

         "Debenture Redemption Date" means, with respect to any Debentures to be redeemed under the Indenture, the date fixed for redemption under the Indenture.

         "Debenture Tax Event" means a "Tax Event" as specified in Section 1.1 of the Indenture.

         "Debenture Trustee" means State Street Bank and Trust Company of Connecticut, National Association, a national banking association organized under the laws of the United States of America, and any successor thereto, as trustee under the Indenture.

         "Debentures" means the $41,237,125 (or $47,422,700 if the Underwriters exercise their Option (as such terms are defined in the Underwriting Agreement)) aggregate principal amount of the Depositor's % Subordinated Debentures due 2031, issued pursuant to the Indenture.

         "Definitive Preferred Securities Certificates" means the Preferred Securities Certificates issued in certificated, fully registered form as provided in Section 511.

         "Delaware Bank" has the meaning specified in the Preamble to this Trust Agreement.

         "Delaware Business Trust Act" means Chapter 38 of Title 12 of the Delaware Code, 12 Delaware Code Sections 3801 et seq., as it may be amended from time to time.

         "Delaware Trustee" means the commercial bank or trust company identified as the "Delaware Trustee" in the Preamble to this Trust Agreement, solely in its capacity as Delaware Trustee of the Trust formed and continued hereunder and not in its individual capacity, or its successor in interest in such capacity, or any successor trustee appointed as herein provided.

         "Depositary" means DTC or any successor thereto.

         "Depositor" has the meaning specified in the Preamble to this Trust Agreement.

         "Distribution Date" has the meaning specified in Section 401(a).

         "Distributions" means amounts payable in respect of the Trust Securities as provided in Section 401.

         "DTC" means The Depository Trust Company.

         "Early Termination Event" has the meaning specified in Section 902.

         "Event of Default" means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

                  (a)      the occurrence of a Debenture Event of Default; or

                  (b) default by the Trust or the Property Trustee in the payment of any Distribution when it becomes due and payable, and continuation of such default for a period of thirty (30) days; or

                  (c) default by the Trust or the Property Trustee in the payment of any Redemption Price of any Trust Security when it becomes due and payable; or

                  (d) default in the performance, or breach, in any material respect, of any covenant or warranty of the Trustees in this Trust Agreement (other than a covenant or warranty a default in the performance of which or the breach of which is dealt with in clause (b) or (c), above) and continuation of such default or breach for a period of sixty (60) days after there has been given, by registered or certified mail, to the defaulting Trustee or Trustees by the Holders of at least 25% in aggregate Liquidation Amount of the Outstanding Preferred Securities a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" hereunder; or

                  (e) the occurrence of a Bankruptcy Event with respect to the Property Trustee and the failure by the Depositor to appoint a successor Property Trustee within (sixty) 60 days thereof.

         "Exchange Act" means the Securities Exchange Act of 1934, as amended.

         "Expense Agreement" means the Agreement as to Expenses and Liabilities between the Depositor and the Trust, substantially in the form attached as Exhibit C, as amended from time to time.

         "Expiration Date" has the meaning specified in Section 901.

         "Extension Period" has the meaning specified in Section 4.1 of the Indenture.

         "Global Preferred Securities Certificate" means a Preferred Securities Certificate evidencing ownership of Global Preferred Securities.

         "Global Preferred Security" means a Preferred Security, the ownership and transfer of which shall be made through book entries by a Clearing Agency as described herein.

         "Guarantee" means the Preferred Securities Guarantee Agreement executed and delivered by the Depositor and State Street Bank and Trust Company of Connecticut, National Association, as trustee, contemporaneously with the execution and delivery of this Trust Agreement, for the benefit of the Preferred Securityholders, as amended from time to time.

         "Indenture" means the Indenture, dated as of _____________, 2001, between the Depositor and the Debenture Trustee, as trustee, as amended or supplemented from time to time pertaining to the Debentures of the Depositor.

         "Investment Company Act," means the Investment Company Act of 1940, as amended, as in effect at the date of execution of this instrument.

         "Investment Company Event" means the receipt by the Trust and the Depositor of an Opinion of Counsel, rendered by a law firm having a recognized national tax and securities law practice within a reasonable period of time after the applicable occurrence, to the effect that, as a result of the occurrence of a change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority (a "Change in 1940 Act Law"), the Trust is or shall be considered an "investment company" that is required to be registered under the Investment Company Act, which Change in 1940 Act Law becomes effective on or after the date of original issuance of the Preferred Securities under this Trust Agreement.

         "Lien" means any lien, pledge, charge, encumbrance, mortgage, deed of trust, adverse ownership interest, hypothecation, assignment, security interest or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever.

         "Like Amount" means (a) with respect to a redemption of Trust Securities, Trust Securities having an aggregate Liquidation Amount equal to the aggregate principal amount of Debentures to be contemporaneously redeemed in accordance with the Indenture and the proceeds of which shall be used to pay the Redemption Price of such Trust Securities; and (b) with respect to a distribution of Debentures to Holders of Trust Securities in connection with a termination or liquidation of the Trust, Debentures having a principal amount equal to the Liquidation Amount of the Trust Securities of the Holder to whom such Debentures are distributed. Each Debenture distributed pursuant to clause
(b) above shall carry with it accrued interest in an amount equal to the accrued and unpaid interest then due on such Debentures.

         "Liquidation Amount" means the stated amount of $25 per Trust Security.

         "Liquidation Date" means the date on which Debentures are to be distributed to Holders of Trust Securities in connection with a termination and liquidation of the Trust pursuant to Section 904(a).

         "Liquidation Distribution" has the meaning specified in Section 904(d).

         "Officers' Certificate" means a certificate signed by the President or a Vice President and by the Treasurer or an Assistant Treasurer or the Controller or an Assistant Controller or the Secretary or an Assistant Secretary, of the Depositor, and delivered to the appropriate Trustee. One of the officers signing an Officers' Certificate given pursuant to Section 816 shall be the principal executive, financial or accounting officer of the Depositor. Any Officers' Certificate delivered with respect to compliance with a condition or covenant provided for in this Trust Agreement shall include:

                  (a) a statement that each officer signing the Officers' Certificate has read the covenant or condition and the definitions relating thereto;

                  (b) a brief statement of the nature and scope of the examination or investigation undertaken by each officer in rendering the Officers' Certificate;

                  (c) a statement that each such officer has made such examination or investigation as, in such officer's opinion, is necessary to enable such officer to express an informed opinion as to whether or not such covenant or condition has been complied with; and

                  (d) a statement as to whether, in the opinion of each such officer, such condition or covenant has been complied with.

         "Opinion of Counsel" means an opinion in writing of independent, outside legal counsel, who may be counsel for the Trust, the Property Trustee, the Delaware Trustee or the Depositor and who shall be reasonably acceptable to the Property Trustee.

         "Original Trust Agreement" has the meaning specified in the Recitals to this Trust Agreement.

         "Outstanding", when used with respect to Preferred Securities, means, as of the date of determination, all Preferred Securities theretofore executed and delivered under this Trust Agreement, except:

                  (a) Preferred Securities theretofore canceled by the Property Trustee or delivered to the Property Trustee for cancellation;

                  (b) Preferred Securities for whose payment or redemption money in the necessary amount has been theretofore deposited with the Property Trustee or any Paying Agent for the Holders of such Preferred Securities; provided that, if such Preferred Securities are to be redeemed, notice of such redemption has been duly given pursuant to this Trust Agreement; and

                  (c) Preferred Securities which have been paid or in exchange for or in lieu of which other Preferred Securities have been executed and delivered pursuant to Sections 504, 505, 511 and 513; provided, however, that in determining whether the Holders of the requisite Liquidation Amount of the Outstanding Preferred Securities have given any request, demand, authorization, direction, notice, consent or waiver hereunder, Preferred Securities owned by the Depositor, any Trustee or any Affiliate of the Depositor or any Trustee shall be disregarded and deemed not to be Outstanding, except that (i) in determining whether any Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Preferred Securities that such Trustee knows to be so owned shall be so disregarded; and (ii) the foregoing shall not apply at any time when all of the Outstanding Preferred Securities are owned by the Depositor, one or more of the Trustees and/or any such Affiliate. Preferred Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Administrative Trustees the pledgee's right so to act with respect to such Preferred Securities and the pledgee is not the Depositor or any other Obligor upon the Preferred Securities or a Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Depositor or any Affiliate of the Depositor.

         "Paying Agent" means any paying agent or co-paying agent appointed pursuant to Section 509 and shall initially be the Bank.

         "Payment Account" means a segregated non-interest-bearing corporate trust account maintained by the Property Trustee with the Bank in its trust department for the benefit of the Securityholders in which all amounts paid in respect of the Debentures shall be held and from which the Property Trustee shall make payments to the Securityholders in accordance with Sections 401 and 402.

         "Person" means any individual, corporation, partnership, joint venture, trust, limited liability company or corporation, unincorporated organization or government or any agency or political subdivision thereof.

         "Preferred Securities Certificate", means a certificate evidencing ownership of Preferred Securities, substantially in the form attached as Exhibit D.

         "Preferred Security" means an undivided beneficial interest in the assets of the Trust, having a Liquidation Amount of $25 and having the rights provided therefor in this Trust Agreement, including the right to receive Distributions and a Liquidation Distribution as provided herein.

         "Preferred Securityholder" means a Holder of a Preferred Security.

         "Property Trustee" means the commercial bank or trust company identified as the "Property Trustee," in the Preamble to this Trust Agreement solely in its capacity as Property Trustee of the Trust heretofore formed and continued hereunder and not in its individual capacity, or its successor in interest in such capacity, or any successor property trustee appointed as herein provided.

         "Redemption Date" means, with respect to any Trust Security to be redeemed, the date fixed for such redemption by or pursuant to this Trust Agreement; provided that each Debenture Redemption Date and the stated maturity of the Debentures shall be a Redemption Date for a Like Amount of Trust Securities.

         "Redemption Price" means, with respect to any Trust Security, the Liquidation Amount of such Trust Security, plus accumulated and unpaid Distributions to the Redemption Date, allocated on a pro rata basis (based on Liquidation Amounts) among the Trust Securities.

         "Relevant Trustee" shall have the meaning specified in Section 810.

         "Securities Register" and "Securities Registrar" have the respective meanings specified in Section 504.

         "Securityholder" or "Holder" means a Person in whose name a Trust Security or Securities is registered in the Securities Register; any such Person is a beneficial owner within the meaning of the Delaware Business Trust Act.

         "Trust" means the Delaware business trust created and continued hereby and identified on the cover page to this Trust Agreement.

         "Trust Agreement" means this Amended and Restated Trust Agreement, as the same may be modified, amended or supplemented in accordance with the applicable provisions hereof, including all exhibits hereto, including, for all purposes of this Trust Agreement and any such modification, amendment or supplement, the provisions of the Trust Indenture Act that are deemed to be a part of and govern this Trust Agreement and any such modification, amendment or supplement, respectively.

         "Trust Indenture Act" means the Trust Indenture Act of 1939, as amended, as in force at the date as of which this instrument was executed; provided, however, that in the event the Trust Indenture Act of 1939, as amended, is amended after such date, "Trust Indenture Act" means, to the extent required by any such amendment, the Trust Indenture Act of 1939 as so amended.

         "Trust Property" means (a) the Debentures; (b) the rights of the Property Trustee under the Guarantee; (c) any cash on deposit in, or owing to, the Payment Account; and (d) all proceeds and rights in respect of the foregoing and any other property and assets for the time being held or deemed to be held by the Property Trustee pursuant to this Trust Agreement.

         "Trust Security" means any one of the Common Securities or the Preferred Securities.

         "Trust Securities Certificate" means any one of the Common Securities Certificates or the Preferred Securities Certificates.

         "Trustees" means, collectively, the Property Trustee, the Delaware Trustee and the Administrative Trustees.

         "Underwriting Agreement" means the Underwriting Agreement, dated as of ______________, 2001, among the Trust, the Depositor, Stifel Nicolaus & Company, Incorporated, Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, Fahnestock & Co. Inc. and the Underwriters named therein.

                                   ARTICLE II
                           ESTABLISHMENT OF THE TRUST

         Section 201.  Name.

         The Trust continued hereby shall be known as "FIRST PREFERRED CAPITAL TRUST III," as such name may be modified from time to time by the Administrative Trustees following written notice to the Holders of Trust Securities and the other Trustees, in which name the Trustees may engage in the transactions contemplated hereby, make and execute contracts and other instruments on behalf of the Trust and sue and be sued.


         Section 202.  Office of the Delaware Trustee; Principal Place of
                       Business.

         The address of the Delaware Trustee in the State of Delaware is c/o Wilmington Trust Company, Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890-0001, Attention: Corporate Trust Administration, or such other address in the State of Delaware as the Delaware Trustee may designate by written notice to the Securityholders and the Depositor. The principal executive office of the Trust is c/o First Banks, Inc., 600 James S. McDonnell Boulevard, Mail Code 014, Hazelwood, Missouri 63042.

         Section 203. Initial Contribution of Trust Property; Organizational Expenses.

         The Trustees acknowledge receipt in trust from the Depositor in connection with the Original Trust Agreement of the sum of $25, which constituted the initial Trust Property. The Depositor shall pay organizational expenses of the Trust as they arise or shall, upon request of any Trustee, promptly reimburse such Trustee for any such expenses paid by such Trustee. The Depositor shall make no claim upon the Trust Property for the payment of such expenses.

         Section 204.  Issuance of the Preferred Securities.

         On _______________, 2001, the Depositor and an Administrative Trustee, on behalf of the Trust and pursuant to the Original Trust Agreement, executed and delivered the Underwriting Agreement. Contemporaneously with the execution and delivery of this Trust Agreement, an Administrative Trustee, on behalf of the Trust, shall execute in accordance with Section 502 and deliver in accordance with the Underwriting Agreement, Preferred Securities Certificates, registered in the name of the Persons entitled thereto, in an aggregate amount of 1,600,000 Preferred Securities having an aggregate Liquidation Amount of $40,000,000 against receipt of the aggregate purchase price of such Preferred Securities of $40,000,000, which amount such Administrative Trustee shall promptly deliver to the Property Trustee. If the Underwriters exercise their Option and there is an Option Closing Date (as defined in the Underwriting Agreement), then an Administrative Trustee, on behalf of the Trust, shall execute in accordance with Section 502, and deliver in accordance with the Underwriting Agreement, additional Preferred Securities Certificates, registered in the name of the Persons entitled thereto in an aggregate amount of up to 240,000 Preferred Securities having an aggregate Liquidation Amount of up to $6,000,000 against receipt of the aggregate purchase price of such Preferred Securities of up to $6,000,000, which amount such Administrative Trustee shall promptly deliver to the Property Trustee.

         Section 205. Issuance of the Common Securities; Subscription and Purchase of Debentures.

         (a) Contemporaneously with the execution and delivery of this Trust Agreement, an Administrative Trustee, on behalf of the Trust, shall execute in accordance with Section 502 and deliver to the Depositor Common Securities Certificates registered in the name of the Depositor, in an aggregate amount of 49,485 Common Securities having an aggregate Liquidation Amount of $1,237,125 against payment by the Depositor of such amount. Contemporaneously therewith, an Administrative Trustee, on behalf of the Trust, shall subscribe to and purchase from the Depositor Debentures, registered in the name of the Property Trustee on behalf of the Trust and having an aggregate principal amount equal to $41,237,125 and, in satisfaction of the purchase price for such Debentures, the Property Trustee, on behalf of the Trust, shall deliver to the Depositor the sum of $41,237,125.

         (b) If the Underwriters exercise the Option and there is an Option Closing Date, then an Administrative Trustee, on behalf of the Trust, shall execute in accordance with Section 502, and deliver to the Depositor, Common Securities Certificates, registered in the name of the Depositor, in an additional aggregate amount of up to 7,423 Common Securities having an aggregate Liquidation Amount of up to $185,575 against payment by the Depositor of such amount. Contemporaneously therewith, an Administrative Trustee, on behalf of the Trust, shall subscribe to and purchase from the Depositor, additional Debentures, registered in the name of the Property Trustee on behalf of the Trust and having an aggregate principal amount of up to $6,185,575, and, in satisfaction of the purchase price of such Debentures, the Property Trustee, on behalf of the Trust, shall deliver to the Depositor up to $6,185,575, such aggregate amount equal to the sum of the amounts received from the Depositor pursuant to the first sentence of this Section 205(b) and from one of the Administrative Trustees pursuant to the last sentence of Section 204.

         Section 206.  Declaration of Trust.

         The exclusive purposes and functions of the Trust are (a) to issue and sell Trust Securities and use the proceeds from such sale to acquire the Debentures; and (b) to engage in those activities necessary, advisable or incidental thereto. The Depositor hereby appoints the Trustees as trustees of the Trust, to have all the rights, powers and duties to the extent set forth herein, and the Trustees hereby accept such appointment. The Property Trustee hereby declares that it shall hold the Trust Property in trust upon and subject to the conditions set forth herein for the benefit of the Securityholders. The Administrative Trustees shall have all rights, powers and duties set forth herein and in accordance with applicable law with respect to accomplishing the purposes of the Trust. The Delaware Trustee shall not be entitled to exercise any powers, nor shall the Delaware Trustee have any of the duties and responsibilities, of the Property Trustee or the Administrative Trustees set forth herein. The Delaware Trustee shall be one of the Trustees of the Trust for the sole and limited purpose of fulfilling the requirements of Section 3807 of the Delaware Business Trust Act.

         Section 207.  Authorization to Enter into Certain Transactions.

         (a) The Trustees shall conduct the affairs of the Trust in accordance with the terms of this Trust Agreement. Subject to the limitations set forth in paragraph (b) of this Section 207 and Article VIII, and in accordance with the following provisions (i) and (ii), the Administrative Trustees shall have the authority to enter into all transactions and agreements determined by the Administrative Trustees to be appropriate in exercising the authority, express or implied, otherwise granted to the Administrative Trustees under this Trust Agreement, and to perform all acts in furtherance thereof, including without limitation, the following:

                  (i) As among the Trustees, each Administrative Trustee, acting singly or jointly, shall have the power and authority to act on behalf of the Trust with respect to the following matters:

                           (A) the issuance and sale of the Trust Securities and compliance with the Underwriting Agreement in connection therewith;

                           (B) to cause the Trust to enter into, and to execute, deliver and perform on behalf of the Trust, the Expense Agreement and such other agreements or documents as may be necessary or desirable in connection with the purposes and function of the Trust;

                           (C) assisting in the registration of the Preferred Securities under the Securities Act of 1933, as amended, and under state securities or blue sky laws, and the qualification of this Trust Agreement as a trust indenture under the Trust Indenture Act;

                           (D) assisting in the inclusion of the Preferred Securities in the Nasdaq National Market or in the listing of the Preferred Securities on such securities exchange or exchanges as shall be determined by the Depositor and the registration of the Preferred Securities under the Exchange Act, the compliance with the listing requirements of The Nasdaq National Market or the applicable securities exchanges and the preparation and filing of all periodic and other reports and other documents pursuant to the foregoing;

                           (E) the sending of notices (other than notices of default) and other information regarding the Trust Securities and the Debentures to the Securityholders in accordance with this Trust Agreement;

                           (F) the appointment of a Paying Agent, Authenticating Agent and Securities Registrar in accordance with this Trust Agreement;

                           (G) to the extent provided in this Trust Agreement, the winding up of the affairs of and liquidation of the Trust and the preparation, execution and filing of the certificate of cancellation with the Secretary of State of the State of Delaware;

                           (H) the taking of all action that may be necessary or appropriate for the preservation and the continuation of the Trust's valid existence, rights, franchises and privileges as a statutory business trust under the laws of the State of Delaware and of each other jurisdiction in which such existence is necessary to protect the limited liability of the Preferred Securityholders or to enable the Trust to effect the purposes for which the Trust was created; and

                           (I) the taking of any action incidental to the foregoing as the Administrative Trustees may from time to time determine is necessary or advisable to give effect to the terms of this Trust Agreement for the benefit of the Securityholders (without consideration of the effect of any such action on any particular Securityholder).

                  (ii) As among the Trustees, the Property Trustee shall have the power, duty and authority to act on behalf of the Trust with respect to the following matters:

                           (A)      the establishment of the Payment Account;

                           (B)      the receipt of the Debentures;

                           (C) the collection of interest, principal and any other payments made in respect of the Debentures in the Payment Account;

                           (D) the distribution of amounts owed to the Securityholders in respect of the
                                    Trust Securities in accordance with the
                                    terms of this Trust Agreement;

                           (E) the exercise of all of the rights, powers and privileges of a holder of the Debentures;

                           (F) the sending of notices of default and other information regarding the Trust Securities and the Debentures to the Securityholders in accordance with this Trust Agreement;

                           (G) the distribution of the Trust Property in accordance with the terms of this Trust Agreement;

                           (H) to the extent provided in this Trust Agreement, the winding up of the affairs of and liquidation of the Trust;

                           (I) after an Event of Default, the taking of any action incidental to the foregoing as the Property Trustee may from time to time determine is necessary or advisable to give effect to the terms of this Trust Agreement and protect and conserve the Trust Property for the benefit of the Securityholders (without consideration of the effect of any such action on any particular
                                    Securityholder);

                           (J) registering transfers of the Trust Securities in accordance with this Trust Agreement; and

                           (K) except as otherwise provided in this Section 207(a)(ii), the Property Trustee shall have none of the duties, liabilities, powers or the authority of the Administrative Trustees set forth in Section 207(a)(i).

         (b) So long as this Trust Agreement remains in effect, the Trust (or the Trustees acting on behalf of the Trust) shall not undertake any business, activities or transaction except as expressly provided herein or contemplated hereby. In particular, the Trustees shall not (i) acquire any investments or engage in any activities not authorized by this Trust Agreement; (ii) sell, assign, transfer, exchange, mortgage, pledge, set-off or otherwise dispose of any of the Trust Property or interests therein, including to Securityholders, except as expressly provided herein; (iii) take any action that would cause the Trust to fail or cease to qualify as a "grantor trust" for United States federal income tax purposes; (iv) incur any indebtedness for borrowed money or issue any other debt; or (v) take or consent to any action that would result in the placement of a Lien on any of the Trust Property. The Administrative Trustees shall defend all claims and demands of all Persons at any time claiming any Lien on any of the Trust Property adverse to the interest of the Trust or the Securityholders in their capacity as Securityholders.

         (c) In connection with the issue and sale of the Preferred Securities, the Depositor shall have the right and responsibility to assist the Trust with respect to, or effect on behalf of the Trust, the following (and any actions taken by the Depositor in furtherance of the following prior to the date of this Trust Agreement are hereby ratified and confirmed in all respects):

                  (i) the preparation and filing by the Trust with the Commission and the execution on behalf of the Trust of a registration statement on the appropriate form in relation to the Preferred Securities, the Debentures and the Guarantee, including any amendments thereto;

                  (ii) the determination of the states in which to take appropriate action to qualify or, register for sale all or part of the Preferred Securities and to do any and all such acts, other than actions which must be taken by or on behalf of the Trust, and advise the Trustees of actions they must take on behalf of the Trust, and prepare for execution and filing any documents to be executed and filed by the Trust or on behalf of the Trust, as the Depositor deems necessary or advisable in order to comply with the applicable laws of any such states;

                  (iii) the preparation for filing by the Trust and execution on behalf of the Trust of an application to The Nasdaq National Market or a national stock exchange or other organization for inclusion, listing or quotation upon notice of issuance of any Preferred Securities and to file or cause an Administrative Trustee to file thereafter with such exchange or organization such notifications and documents as may be necessary from time to time;

                  (iv) the preparation for filing by the Trust with the Commission and the execution on behalf of the Trust of a registration statement on Form 8-A relating to the registration of the Preferred Securities under
Section 12(b) or 12(g) of the Exchange Act, including any amendments thereto;

                  (v) the negotiation of the terms of, and the execution and delivery of, the Underwriting Agreement providing for the sale of the Preferred Securities; and

                  (vi) the taking of any other actions necessary or desirable to carry out any of the foregoing activities.

         (d) Notwithstanding anything herein to the contrary, the Administrative Trustees are authorized and directed to conduct the affairs of the Trust and to operate the Trust so that the Trust shall not be deemed to be an "investment company" required to be registered under the Investment Company Act, shall be classified as a "grantor trust" and not as an association taxable as a corporation for United States federal income tax purposes and so that the Debentures shall be treated as indebtedness of the Depositor for United States federal income tax purposes. In this connection, subject to Section 1002, the Depositor and the Administrative Trustees are authorized to take any action, and the Administrative Trustees are authorized to direct the Property Trustee in writing to take any action not inconsistent with applicable law or this Trust Agreement, that each of the Depositor and the Trustees determines in their discretion to be necessary or desirable for such purposes. The Property Trustee shall take any action so directed by one or more of the Administrative Trustees.

         Section 208.  Assets of Trust.

         The assets of the Trust shall consist of the Trust Property.

         Section 209.  Title to Trust Property.

         Legal title to all Trust Property shall be vested at all times in the Property Trustee (in its capacity as such) and shall be held and administered by the Property Trustee for the benefit of the Securityholders in accordance with this Trust Agreement.

                                   ARTICLE III
                                PAYMENT ACCOUNT

         Section 301.  Payment Account.

         (a) On or prior to the Closing Date, the Property Trustee shall establish the Payment Account. The Property Trustee and any agent of the Property Trustee shall have exclusive control and sole right of withdrawal with respect to the Payment Account for the purpose of making deposits and withdrawals from the Payment Account in accordance with this Trust Agreement. All monies and other property deposited or held from time to time in the Payment Account shall be held by the Property Trustee in the Payment Account for the exclusive benefit of the Securityholders and for distribution as herein provided, including (and subject to) any priority of payments provided for herein.

         (b) The Property Trustee shall deposit in the Payment Account, promptly upon receipt, all payments of principal of or interest on, and any other payments or proceeds with respect to, the Debentures. Amounts held in the Payment Account shall not be invested by the Property Trustee pending distribution thereof.

                                   ARTICLE IV
                           DISTRIBUTIONS; REDEMPTION

         Section 401.  Distributions.

         (a) Distributions on the Trust Securities shall be cumulative, and shall accumulate whether or not there are funds of the Trust available for the payment of Distributions. Distributions shall accumulate from the date of issuance of the Trust Securities and, except during any Extension Period with respect to the Debentures, shall be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing on December 31, 2001. If any date on which a Distribution is otherwise payable on the Trust Securities is not a Business Day, then the payment of such Distribution shall be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay) with the same force and effect as if made on such date (each date on which Distributions are payable in accordance with this Section 401(a), a "Distribution Date").

         (b) The Trust Securities represent undivided beneficial interests in the Trust Property. The Distributions on the Trust Securities shall be payable at a rate of ______% per annum of the Liquidation Amount of the Trust Securities. The amount of Distributions payable for any full period shall be computed on the basis of a 360-day year of twelve 30-day months. The amount of Distributions for any partial period shall be computed on the basis of the number of days elapsed in a 360-day year of twelve 30 day months. During any Extension Period with respect to the Debentures, Distributions on the Preferred Securities shall be deferred for a period equal to the Extension Period.

         (c) Distributions on the Trust Securities shall be made by the Property Trustee solely from the Payment Account and shall be payable on each Distribution Date only to the extent that the Trust has funds then on hand and immediately available by 12:30 p.m. on each Distribution Date in the Payment Account for the payment of such Distributions.

         (d) Distributions on the Trust Securities with respect to a Distribution Date shall be payable to the Holders thereof as they appear on the Securities Register for the Trust Securities on the relevant record date, which shall be the 15th day of March, June, September or December for Distributions payable on the last calendar day of the respective month; provided, however, that for any Trust Securities held in global form, Distributions shall be payable to the Holder thereof as of one Business Day immediately preceding the Distribution Date.

         Section 402.  Redemption.

         (a) On each Debenture Redemption Date and on the maturity of the Debentures, the Trust shall be required to redeem a Like Amount of Trust Securities at the Redemption Price.

         (b) Notice of redemption shall be given by the Property Trustee by first-class mail, postage prepaid, mailed not less than thirty (30) nor more than sixty (60) days prior to the Redemption Date to each Holder of Trust Securities to be redeemed, at such Holder's address appearing in the Securities Register. The Property Trustee shall have no responsibility for the accuracy of any CUSIP number contained in such notice. All notices of redemption shall state:

                  (i)      the Redemption Date;

                  (ii)     the Redemption Price;

                  (iii)    the CUSIP number;

                  (iv) if less than all the Outstanding Trust Securities are to be redeemed, the identification and the aggregate Liquidation Amount of the particular Trust Securities to be redeemed;

                  (v) that, on the Redemption Date, the Redemption Price shall become due and payable upon each such Trust Security to be redeemed and that Distributions thereon shall cease to accumulate on and after said date, except as provided in Section 402(d); and

                  (vi) the place or places at which Trust Securities are to be surrendered for the payment of the Redemption Price.

         (c) The Trust Securities redeemed on each Redemption Date shall be redeemed at the Redemption Price with the proceeds from the contemporaneous redemption of the Debentures. Redemptions of the Trust Securities shall be made and the Redemption Price shall be payable on each Redemption Date only to the extent that the Trust has immediately available funds then on hand and available in the Payment Account for the payment of such Redemption Price.

         (d) If the Property Trustee gives a notice of redemption in respect of any Preferred Securities, then, by 12:00 noon, New York City time, on the Redemption Date, subject to Section 402(c), the Property Trustee, subject to
Section 402(c), shall, with respect to Preferred Securities held in global form, deposit with the Clearing Agency for such Preferred Securities, to the extent available therefor, funds sufficient to pay the applicable Redemption Price and will give such Clearing Agency irrevocable instructions and authority to pay the Redemption Price to the Holders of the Preferred Securities. With respect to Trust Securities that are not held in global form, the Property Trustee, subject to Section 402(c), shall deposit with the Paying Agent funds sufficient to pay the applicable Redemption Price and shall give the Paying Agent irrevocable instructions and authority to pay the Redemption Price to the Holders thereof upon surrender of their Preferred Securities Certificates. Notwithstanding the foregoing, Distributions payable on or prior to the Redemption Date for any Trust Securities called for redemption shall be payable to the Holders of such Trust Securities as they appear on the Securities Register for the Trust Securities on the relevant record dates for the related Distribution Dates. If notice of redemption shall have been given and funds deposited as required, then upon the date of such deposit, (i) all rights of Securityholders holding Trust Securities so called for redemption shall cease, except the right of such Securityholders to receive the Redemption Price, but without interest and (ii) such Securities shall cease to be Outstanding. In the event that any date on which any Redemption Price is payable is not a Business Day, then payment of the Redemption Price payable on such date shall be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay) with the same force and effect as if made on such date. In the event that payment of the Redemption Price in respect of any Trust Securities called for redemption is improperly withheld or refused and not paid either by the Trust or by the Depositor pursuant to the Guarantee, Distributions on such Trust Securities shall continue to accumulate, at the then applicable rate, from the Redemption Date originally established by the Trust for such Trust Securities to the date such Redemption Price is actually paid, in which case the actual payment date shall be the date fixed for redemption for purposes of calculating the Redemption Price.

         (e) Payment of the Redemption Price on the Trust Securities shall be made to the record holders thereof as they appear on the Securities Register for the Trust Securities on the relevant record date, which shall be the date fifteen (15) days prior to the relevant Redemption Date; provided, however, that for any Trust Securities held in global form, Distributions shall be payable to the Holder thereof as of one Business Day immediately preceding the Distribution Date.

         (f) Subject to Section 403(a), if less than all the Outstanding Trust Securities are to be redeemed on a Redemption Date, then the aggregate Liquidation Amount of Trust Securities to be redeemed shall be allocated on a pro rata basis (based on Liquidation Amounts) among the Common Securities and the Preferred Securities. The particular Preferred Securities to be redeemed shall be selected not more than sixty (60) days prior to the Redemption Date by the Property Trustee from the Outstanding Preferred Securities not previously called for redemption, by such method (including, without limitation, by lot) as the Property Trustee shall deem fair and appropriate and which may provide for the selection for redemption of portions (equal to such Liquidation Amount or an integral multiple of such Liquidation Amount in excess thereof) of the Liquidation Amount of Preferred Securities of a denomination larger than the Liquidation Amount; provided, however, that in the event the redemption relates only to Preferred Securities purchased and held by the Depositor being redeemed in exchange for a Like Amount of Debentures, the Property Trustee shall select those particular Preferred Securities for redemption. The Property Trustee shall promptly notify the Securities Registrar in writing of the Preferred Securities selected for redemption and, in the case of any Preferred Securities selected for partial redemption, the Liquidation Amount thereof to be redeemed, it being understood that, in the case of Preferred Securities registered in the name of and held of record by the Clearing Agency or its nominee, the distribution of the proceeds of such redemption will be made in accordance with the procedures of the Clearing Agency or its nominee. For all purposes of this Trust Agreement, unless the context otherwise requires, all provisions relating to the redemption of Preferred Securities shall relate, in the case of any Preferred Securities redeemed or to be redeemed only in part, to the portion of the Liquidation Amount of Preferred Securities which has been or is to be redeemed, it being understood that, in the case of Preferred Securities registered in the name of and held of record by the Clearing Agency or its nominee, the distribution of the proceeds of such redemption will be made in accordance with the procedures of the Clearing Agency or its nominee.

         Section 403.  Subordination of Common Securities.

         (a) Payment of Distributions (including Additional Amounts, if applicable) on, and the Redemption Price of, the Trust Securities, as applicable, shall be made, subject to Section 402(f), pro rata among the Common Securities and the Preferred Securities based on the Liquidation Amount of the Trust Securities; provided, however, that if on any Distribution Date or Redemption Date any Event of Default resulting from a Debenture Event of Default shall have occurred and be continuing, no payment of any Distribution (including Additional Amounts, if applicable) on, or Redemption Price of, any Common Security, and no other payment on account of the redemption, liquidation or other acquisition of Common Securities, shall be made unless payment in full in cash of all accumulated and unpaid Distributions (including Additional Amounts, if applicable) on all Outstanding Preferred Securities for all Distribution periods terminating on or prior thereto, or in the case of payment of the Redemption Price the full amount of such Redemption Price on all Outstanding Preferred Securities then called for redemption, shall have been made or provided for, and all funds immediately available to the Property Trustee shall first be applied to the payment in full in cash of all Distributions (including Additional Amounts, if applicable) on, or the Redemption Price of, Preferred Securities then due and payable.

         (b) In the case of the occurrence of any Event of Default resulting from a Debenture Event of Default, the Common Securityholders shall be deemed to have waived any right to act with respect to any such Event of Default under this Trust Agreement until the effect of all such Events of Default with respect to the Preferred Securities shall have been cured, waived or otherwise eliminated. Until any such Event of Default under this Trust Agreement with respect to the Preferred Securities shall have been so cured, waived or otherwise eliminated, the Property Trustee shall act solely on behalf of the Preferred Securityholders and not the Common Securityholder, and only the Preferred Securityholders shall have the right to direct the Property Trustee to act on their behalf.

         Section 404.  Payment Procedures.

         Payments of Distributions (including Additional Amounts, if applicable) in respect of the Preferred Securities shall be made by check mailed to the address of the Person entitled thereto as such address shall appear on the Securities Register or, if the Preferred Securities are held by a Clearing Agency, such Distributions shall be made to the Clearing Agency in immediately available funds, which will credit the relevant accounts on the applicable Distribution Dates. Payments in respect of the Common Securities shall be made in such manner as shall be mutually agreed between the Property Trustee and the Common Securityholder.

         Section 405.  Tax Returns and Reports.

         The Administrative Trustees shall prepare (or cause to be prepared), at the Depositor's expense, and file all United States federal, state and local tax and information returns and reports required to be filed by or in respect of the Trust. In this regard, the Administrative Trustees shall (a) prepare and file (or cause to be prepared and filed) the appropriate Internal Revenue Service forms required to be filed in respect of the Trust in each taxable year of the Trust; and (b) prepare and furnish (or cause to be prepared and furnished) to each Securityholder the appropriate Internal Revenue Service forms required to be furnished to such Securityholder or the information required to be provided on such forms. The Administrative Trustees shall provide the Depositor with a copy of all such returns and reports promptly after such filing or furnishing. The Property Trustee shall comply with United States federal withholding and backup withholding tax laws and information reporting requirements with respect to any payments to Securityholders under the Trust Securities.

         Section 406.  Payment of Taxes, Duties, etc. of the Trust.

         Upon receipt under the Debentures of Additional Payments, the Property Trustee, at the direction of an Administrative Trustee or the Depositor, shall promptly pay any taxes, duties or governmental charges of whatsoever nature (other than withholding taxes) imposed on the Trust by the United States or any other taxing authority.

         Section 407. Payments Under Indenture. Any amount payable hereunder to any Preferred Securityholder shall be reduced by the amount of any corresponding payment such Holder has directly received under the Indenture pursuant to
Section 513(b) or (c) hereof.

                                    ARTICLE V
                         TRUST SECURITIES CERTIFICATES

         Section 501.  Initial Ownership.

         Upon the creation of the Trust and the contribution by the Depositor pursuant to Section 203 and until the issuance of the Trust Securities, and at any time during which no Trust Securities are Outstanding, the Depositor shall be the sole beneficial owner of the Trust.

         Section 502.  The Trust Securities Certificates.

         The Preferred Securities Certificates shall be issued in minimum denominations of the Liquidation Amount and integral multiples of the

Liquidation Amount in excess thereof, and the Common Securities Certificates shall be issued in denominations of the Liquidation Amount and multiples thereof (which may, in the case of the Common Securities, include fractional amounts). The Trust Securities Certificates shall be executed on behalf of the Trust by manual or facsimile signature of at least one Administrative Trustee. Trust Securities Certificates bearing the manual or facsimile signatures of individuals who were, at the time when such signatures shall have been affixed, authorized to sign on behalf of the Trust, shall be validly issued and entitled to the benefits of this Trust Agreement, notwithstanding that such individuals or any of them shall have ceased to be so authorized prior to the delivery of such Trust Securities Certificates or did not hold such offices at the date of delivery of such Trust Securities Certificates. A transferee of a Trust Securities Certificate shall become a Securityholder, and shall be entitled to the rights and subject to the obligations of a Securityholder hereunder, upon due registration of such Trust Securities Certificate in such transferee's name pursuant to Sections 504, 511 and 513.

         Section 503. Execution, Authentication and Delivery of Trust Securities Certificates.

         (a) On the Closing Date and, if applicable, the Option Closing Date, the Administrative Trustees shall cause Trust Securities Certificates, in an aggregate Liquidation Amount as provided in Sections 204 and 205, to be executed on behalf of the Trust by at least one of the Administrative Trustees and delivered to or upon the written order of the Depositor, signed by its Chief Executive Officer, President, any Vice President, the Treasurer or any Assistant Treasurer without further corporate action by the Depositor, in authorized denominations.

         (b) A Preferred Securities Certificate shall not be valid until authenticated by the manual signature of an authorized signatory of the Property Trustee. The signature shall be conclusive evidence that the Preferred Securities Certificate has been authenticated under this Trust Agreement. Each Preferred Security Certificate shall be dated the date of its authentication.

         Upon the written order of the Trust signed by one of the Administrative Trustees, the Property Trustee shall authenticate and make available for delivery the Preferred Securities Certificates.

         The Property Trustee may appoint an Authenticating Agent acceptable to the Trust to authenticate the Preferred Securities. An Authenticating Agent may authenticate the Preferred Securities whenever the Property Trustee may do so. Each reference in this Trust Agreement to authentication by the Property Trustee includes authentication by such agent. An Authenticating Agent has the same rights as the Property Trustee to deal with the Company or the Trust.

         Section 503A.     Global Preferred Security.

         (a) Any Global Preferred Security issued under this Trust Agreement shall be registered in the name of the nominee of the Clearing Agency and delivered to such custodian therefor, and such Global Preferred Security shall constitute a single Preferred Security for all purposes of this Trust Agreement.

         (b) Notwithstanding any other provision in this Trust Agreement, no Global Preferred Security may be exchanged for Preferred Securities registered in the names of persons other than the Depositary or its nominee unless (i) the Depositary notifies the Property Trustee that it is unwilling or unable to continue as a depositary for such Global Preferred Securities and the Depositor is unable to locate a qualified successor depositary, (ii) the Depositor executes and delivers to the Property Trustee a written order stating that it elects to terminate the book-entry system through the Depositary or (iii) there shall have occurred and be continuing a Debenture Event of Default.

         (c) If a Preferred Security is to be exchanged in whole or in part for a beneficial interest in a Global Preferred Security, then either (i) such Global Preferred Security shall be so surrendered for exchange or cancellation as provided in this Article V or (ii) the Liquidation Amount thereof shall be reduced or increased by an amount equal to the portion thereof to be so exchanged or canceled, or equal to the Liquidation Amount of such other Preferred Securities to be so exchanged for a beneficial interest therein, as the case may be, by means of an appropriate adjustment made on the records of the Securities Registrar, whereupon the Property Trustee, in accordance with the rules and procedures of the Depositary for such Global Preferred Security (the "Applicable Procedures"), shall instruct the Clearing Agency or its authorized representative to make a corresponding adjustment to its records. Upon any such surrender or adjustment of a Global Preferred Security by the Clearing Agency, accompanied by registration instructions, the Administrative Trustees shall execute and the Property Trustee shall, subject to Section 504(b) and as otherwise provided in this Article V, authenticate and deliver any Preferred Securities issuable in exchange for such Global Preferred Security (or any portion thereof) in accordance with the instructions of the Clearing Agency. The Property Trustee shall not be liable for any delay in delivery of such instructions and may conclusively rely on, and shall be fully protected in relying on, such instructions.

         (d) Every Preferred Security executed, authenticated and delivered upon registration of transfer of, or in exchange for or in lieu of, a Global Preferred Security or any portion thereof, whether pursuant to this Article V or otherwise, shall be executed, authenticated and delivered in the form of, and shall be, a Global Preferred Security, unless such Global Preferred Security is registered in the name of a Person other than the Clearing Agency for such Global Preferred Security or a nominee thereof.

         (e) The Clearing Agency or its nominee, as the registered owner of a Global Preferred Security, shall be considered the Holder of the Preferred Securities represented by such Global Preferred Security for all purposes under this Trust Agreement and the Preferred Securities, and owners of beneficial interests in such Global Preferred Security shall hold such interests pursuant to the Applicable Procedures and, except as otherwise provided herein, shall not be entitled to receive physical delivery of any such Preferred Securities in definitive form and shall not be considered the Holders thereof under this Trust Agreement. Accordingly, any such owner's beneficial interest in the Global Preferred Securities shall be shown only on, and the transfer of such interest shall be effected only through, records maintained by the Clearing Agency or its nominee. Neither the Property Trustee, the Securities Registrar nor the Depositor shall have any liability in respect of any transfers effected by the Clearing Agency.

         (f) The rights of owners of beneficial interests in a Global Preferred Security shall be exercised only through the Clearing Agency and shall be limited to those established by law and agreements between such owners and the Clearing Agency.

         Section 504. Registration of Transfer and Exchange of Preferred Securities Certificates.

         (a) The Depositor shall keep or cause to be kept, at the office or agency maintained pursuant to Section 508, a register or registers for the purpose of registering Trust Securities Certificates and, subject to the provisions of Section 503A, transfers and exchanges of Preferred Securities Certificates (herein referred to as the "Securities Register") in which the registrar designated by the Depositor (the "Securities Registrar"), subject to such reasonable regulations as it may prescribe, shall provide for the registration of Preferred Securities Certificates and Common Securities Certificates (subject to Section 510 in the case of the Common Securities Certificates) and registration of transfers and exchanges of Preferred Securities Certificates as herein provided. The Property Trustee shall be the initial Securities Registrar.

         (b) Subject to the provisions of Section 503A, upon surrender for registration of transfer of any Preferred Securities Certificate at the office or agency maintained pursuant to Section 508, the Administrative Trustees or any one of them shall execute and deliver, in the name of the designated transferee or transferees, one or more new Preferred Securities Certificates in authorized denominations of a like aggregate Liquidation Amount dated the date of execution by such Administrative Trustee or Trustees. The Securities Registrar shall not be required to register the transfer of any Preferred Securities that have been called for redemption. At the option of a Holder, Preferred Securities Certificates may be exchanged for other Preferred Securities Certificates in authorized denominations of the same class and of a like aggregate Liquidation Amount upon surrender of the Preferred Securities Certificates to be exchanged at the office or agency maintained pursuant to Section 508.

         (c) Every Preferred Securities Certificate presented or surrendered for registration of transfer or exchange, subject to the provisions of Section 503A, shall be accompanied by a written instrument of transfer in form satisfactory to the Property Trustee and the Securities Registrar duly executed by the Holder or his attorney duly authorized in writing. Each Preferred Securities Certificate surrendered for registration of transfer or exchange shall be canceled and subsequently disposed of by the Property Trustee in accordance with its customary practice. The Trust shall not be required to (i) issue, register the transfer of, or exchange any Preferred Securities during a period beginning at the opening of business 15 calendar days before the date of mailing of a notice of redemption of any Preferred Securities called for redemption and ending at the close of business on the day of such mailing; or (ii) register the transfer of or exchange any Preferred Securities so selected for redemption, in whole or in part, except the unredeemed portion of any such Preferred Securities being redeemed in part.

         (d) No service charge shall be made for any registration of transfer or exchange of Preferred Securities Certificates, subject to the provisions of
Section 503A, but the Securities Registrar may require payment of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any transfer or exchange of Preferred Securities Certificates.

         (e) Preferred Securities may only be transferred, in whole or in part, in accordance with the terms and conditions set forth in this Trust Agreement. Any transfer or purported transfer of any Preferred Security not made in accordance with this Trust Agreement shall be null and void. A Preferred Security that is not a Global Preferred Security may be transferred, in whole or in part, to a Person who takes delivery in the form of another Preferred Security that is not a Global Preferred Security as provided in Section 504(a). A beneficial interest in a Global Preferred Security may be exchanged for a Preferred Security that is not a Global Preferred Security only as provided in
Section 503A.

         Section 505. Mutilated, Destroyed, Lost or Stolen Trust Securities Certificates.

         If (a) any mutilated Trust Securities Certificate shall be surrendered to the Securities Registrar, or if the Securities Registrar shall receive evidence to its satisfaction of the destruction, loss or theft of any Trust Securities Certificate, and (b) there shall be delivered to the Securities Registrar, the Property Trustee and the Administrative Trustees such security or indemnity as may be required by them to save each of them harmless, then in the absence of notice that such Trust Securities Certificate shall have been acquired by a bona fide purchaser, the Administrative Trustees, or any one of them, on behalf of the Trust shall execute and make available for delivery, in exchange for or in lieu of any such mutilated, destroyed, lost or stolen Trust Securities Certificate, a new Trust Securities Certificate of like class, tenor and denomination. In connection with the issuance of any new Trust Securities Certificate under this Section 505, the Administrative Trustees or the Securities Registrar may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith. Any duplicate Trust Securities Certificate issued pursuant to this Section 505 shall constitute conclusive evidence of an undivided beneficial interest in the assets of the Trust, as if originally issued, whether or not the lost, stolen or destroyed Trust Securities Certificate shall be found at any time.

         Section 506.  Persons Deemed Securityholders.

         The Trustees, the Paying Agent and the Securities Registrar shall treat the Person in whose name any Trust Securities Certificate shall be registered in the Securities Register as the owner of such Trust Securities Certificate for the purpose of receiving Distributions and for all other purposes whatsoever, and neither the Trustees nor the Securities Registrar shall be bound by any notice to the contrary.

         Section 507.  Access to List of Securityholders' Names and Addresses.

         At any time when the Property Trustee is not also acting as the Securities Registrar, the Administrative Trustees or the Depositor shall furnish or cause to be furnished to the Property Trustee (a) within five Business Days after March 15, June 15, September 15 and December 15 in each year, a list, in such form as the Property Trustee may reasonably require, of the names and addresses of the Securityholders as of the most recent record date; and (b) promptly after receipt by any Administrative Trustee or the Depositor of a request therefor from the Property Trustee in order to enable the Property Trustee to discharge its obligations under this Trust Agreement, in each case to the extent such information is in the possession or control of the Administrative Trustees or the Depositor and is not identical to a previously supplied list or has not otherwise been received by the Property Trustee in its capacity as Securities Registrar. The rights of Securityholders to communicate with other Securityholders with respect to their rights under this Trust Agreement or under the Trust Securities and the corresponding rights of the Trustee shall be as provided in the Trust Indenture Act. Each Holder, by receiving and holding a Trust Securities Certificate, and each owner shall be deemed to have agreed not to hold the Depositor, the Property Trustee or the Administrative Trustees accountable by reason of the disclosure of its name and address, regardless of the source from which such information was derived.

         Section 508.  Maintenance of Office or Agency.

         The Administrative Trustees shall maintain or cause to be maintained in The City of New York or other location designated by the Administrative Trustees, an office or offices or agency or agencies where Preferred Securities Certificates may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Trustees in respect of the Trust Securities Certificates may be served. The Administrative Trustees initially designate the Corporate Trust Office of the Property Trustee, 225 Asylum Street, Goodwin Square, Hartford, Connecticut 06103, as the principal corporate trust office for such purposes. The Administrative Trustees shall give prompt written notice to the Depositor and to the Securityholders of any change in the location of the Securities Register or any such office or agency.

         Section 509.  Appointment of Paying Agent.

         The Property Trustee shall be the initial Paying Agent, and any co-paying agent chosen by the Property Trustee must be acceptable to the Administrative Trustees and the Depositor. The Paying Agent shall make Distributions to Securityholders from the Payment Account and shall report the amounts of such Distributions to the Property Trustee and the Administrative Trustees. Any Paying Agent shall have the revocable power to withdraw funds from the Payment Account for the purpose of making the Distributions referred to above. The Administrative Trustees may revoke such power and remove the Paying Agent if such Trustees determine in their sole discretion that the Paying Agent shall have failed to perform its obligations under this Trust Agreement in any material respect. The Paying Agent shall initially be the Property Trustee, and any co-paying agent chosen by the Property Trustee must be acceptable to the Administrative Trustees and the Depositor. Any Person acting as Paying Agent shall be permitted to resign as Paying Agent upon thirty (30) days' written notice to the Administrative Trustees, the Property Trustee and the Depositor. In the event that the Property Trustee shall no longer be the Paying Agent or a successor Paying Agent shall resign or its authority to act be revoked, the Administrative Trustees shall appoint a successor (which shall be a bank or trust company) that is acceptable to the Property Trustee and the Depositor to act as Paying Agent. The Administrative Trustees shall cause such successor Paying Agent or any additional Paying Agent appointed by the Administrative Trustees to execute and deliver to the Trustees an instrument in which such successor Paying Agent or additional Paying Agent shall agree with the Trustees that as Paying Agent, such successor Paying Agent or additional Paying Agent shall hold all sums, if any, held by it for payment to the Securityholders in trust for the benefit of the Securityholders entitled thereto until such sums shall be paid to such Securityholders. The Paying Agent shall return all unclaimed funds to the Property Trustee and, upon removal of a Paying Agent, such Paying Agent shall also return all funds in its possession to the Property Trustee. The provisions of Sections 801, 803 and 806 shall apply to the Property Trustee also in its role as Paying Agent, for so long as the Property Trustee shall act as Paying Agent and, to the extent applicable, to any other Paying Agent appointed hereunder. Any reference in this Agreement to the Paying Agent shall include any co-paying agent unless the context requires otherwise.

         Section 510.  Ownership of Common Securities by Depositor.

         On the Closing Date, the Depositor shall acquire and retain beneficial and record ownership of the Common Securities. To the fullest extent permitted by law, any attempted transfer of the Common Securities (other than a transfer in connection with a merger or consolidation of the Depositor into another corporation pursuant to Section 12.1 of the Indenture) shall be void. The

Administrative Trustees shall cause each Common Securities Certificate issued to the Depositor to contain a legend stating "THIS CERTIFICATE IS NOT TRANSFERABLE EXCEPT IN COMPLIANCE WITH SECTION 510 OF THE TRUST AGREEMENT."

         Section 511.  Preferred Securities Certificates.

         (a) Upon their original issuance, Preferred Securities Certificates shall be issued in the form of one or more fully registered Global Preferred Securities Certificates which will be deposited with or on behalf of the Clearing Agency and registered in the name of the Clearing Agency's nominee. Unless and until it is exchangeable in whole or in part for the Preferred Securities in definitive form, a global security may not be transferred except as a whole by the Clearing Agency to a nominee of the Clearing Agency or by a nominee of the Clearing Agency to the Clearing Agency or another nominee of the Clearing Agency or by the Clearing Agency or any such nominee to a successor of such Clearing Agency or a nominee of such successor.

         (b) A single Common Securities Certificate representing the Common Securities shall be issued to the Depositor in the form of a definitive Common Securities Certificate.

         Section 512.   Notices to Clearing Agencies.

         To the extent that a notice or other communication to the Holders is required under this Trust Agreement, for so long as Preferred Securities are represented by a Global Preferred Securities Certificate, the Trustees shall give all such notices and communications specified herein to be given to the Clearing Agency, and shall have no obligation to provide notice to the owners of the beneficial interest in the Global Preferred Securities.

         Section 513.   Rights of Securityholders.

         (a) The legal title to the Trust Property is vested exclusively in the Property Trustee (in its capacity as such) in accordance with Section 209, and the Securityholders shall not have any right or title therein other than the undivided beneficial interest in the assets of the Trust conferred by their Trust Securities, and they shall have no right to call for any partition or division of property, profits or rights of the Trust except as described below. The Trust Securities shall be personal property giving only the rights specifically set forth therein and in this Trust Agreement. The Trust Securities shall have no preemptive or similar rights. When issued and delivered to Preferred Securityholders against payment of the purchase price therefor, the Preferred Securities shall be fully paid and nonassessable interests in the Trust. The Preferred Securityholders, in their capacities as such, shall be entitled to the same limitation of personal liability extended to stockholders of private corporations for profit organized under the General Corporation Law of the State of Delaware.

         (b) For so long as any Preferred Securities remain Outstanding, if, upon a Debenture Event of Default, the Debenture Trustee fails or the holders of not less than twenty-five percent (25%) in principal amount of the outstanding Debentures fail to declare the principal of all of the Debentures to be immediately due and payable, the Holders of at least twenty-five (25%) in Liquidation Amount of the Preferred Securities then Outstanding shall have such right by a notice in writing to the Depositor and the Debenture Trustee; and upon any such declaration such principal amount of and the accrued interest on all of the Debentures shall become immediately due and payable, provided that the payment of principal and interest on such Debentures shall remain subordinated to the extent provided in the Indenture.

         (c) For so long as any Preferred Securities remain Outstanding, upon a Debenture Event of Default arising from the failure to pay interest or principal on the Debentures, the Holders of any Preferred Securities then Outstanding shall, to the fullest extent permitted by law, have the right to directly institute proceedings for enforcement of payment to such Holders of principal of or interest on the Debentures having a principal amount equal to the Liquidation Amount of the Preferred Securities of such Holders.

                                   ARTICLE VI
                   ACTS OF SECURITYHOLDERS; MEETINGS; VOTING

         Section 601.  Limitations on Voting Rights.

         (a) Except as provided in this Section 601, in Sections 513 810 and 1002 and in the Indenture and as otherwise required by law, no Preferred Securityholder shall have any right to vote or in any manner otherwise control the administration, operation and management of the Trust or the obligations of the parties hereto, nor shall anything herein set forth, or contained in the terms of the Trust Securities Certificates, be construed so as to constitute the Securityholders from time to time as partners or members of an association.

         (b) So long as any Debentures are held by the Property Trustee, the Trustees shall not (i) direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee, or executing any trust or power conferred on the Debenture Trustee with respect to such Debentures; (ii) waive any past default which is waivable under Article VII of the Indenture; (iii) exercise any right to rescind or annul a declaration that the principal of all the Debentures shall be due and payable; or (iv) consent to any amendment, modification or termination of the Indenture or the Debentures, where such consent shall be required, without, in each case, obtaining the prior approval of the Holders of at least a majority in Liquidation Amount of all Outstanding Preferred Securities; provided, however, that where a consent under the Indenture would require the consent of each holder of outstanding Debentures affected thereby, no such consent shall be given by the Property Trustee without the prior written consent of each Preferred Securityholder. The Trustees shall not revoke any action previously authorized or approved by a vote of the Preferred Securityholders, except by a subsequent vote of the Preferred Securityholders. The Property Trustee shall notify each Preferred Securityholder of any notice of default received from the Debenture Trustee with respect to the Debentures. In addition to obtaining the foregoing approvals of the Preferred Securityholders, prior to taking any of the foregoing actions, the Trustees shall, at the expense of the Depositor, obtain an Opinion of Counsel experienced in such matters to the effect that the Trust shall continue to be classified as a grantor trust and not as an association taxable as a corporation for United States federal income tax purposes on account of such action.

         (c) If any proposed amendment to the Trust Agreement provides for, or the Trustees otherwise propose to effect, (i) any action that would adversely affect in any material respect the powers, preferences or special rights of the Preferred Securities, whether by way of amendment to the Trust Agreement or otherwise; or (ii) the dissolution, winding-up or termination of the Trust, other than pursuant to the terms of this Trust Agreement, then the Holders of Outstanding Preferred Securities as a class shall be entitled to vote on such amendment or proposal and such amendment or proposal shall not be effective except with the approval of the Holders of, with respect to matters described in

(i) above, at least 66 2/3% in Liquidation Amount of the Outstanding Preferred Securities and with respect to matters described in (ii) above, at least a majority in Liquidation Amount of the Outstanding Preferred Securities. No amendment to this Trust Agreement may be made if, as a result of such amendment, the Trust would cease to be classified as a grantor trust or would be classified as an association taxable as a corporation for United States federal income tax purposes.

         Section 602.  Notice of Meetings.

         Notice of all meetings of the Preferred Securityholders, stating the time, place and purpose of the meeting, shall be given by the Property Trustee pursuant to Section 1008 to each Preferred Securityholder of record, at his or her registered address, at least fifteen (15) days and not more than ninety (90) days before the meeting. At any such meeting, any business properly before the meeting may be so considered whether or not stated in the notice of the meeting. Any adjourned meeting may be held as adjourned without further notice.

         Section 603.  Meetings of Preferred Securityholders.

         (a) No annual meeting of Securityholders is required to be held. The Administrative Trustees, however, shall call a meeting of Securityholders to vote on any matter in respect of which Preferred Securityholders are entitled to vote upon the written request of the Preferred Securityholders of twenty-five percent (25%) of the Outstanding Preferred Securities (based upon their aggregate Liquidation Amount) and the Administrative Trustees or the Property Trustee may, at any time in their discretion, call a meeting of Preferred Securityholders to vote on any matters as to which the Preferred Securityholders are entitled to vote.

         (b) Preferred Securityholders of record of fifty percent (50%) of the Outstanding Preferred Securities (based upon their aggregate Liquidation Amount), present in person or by proxy, shall constitute a quorum at any meeting of Securityholders.

         (c) If a quorum is present at a meeting, an affirmative vote by the Preferred Securityholders of record present, in person or by proxy, holding more than a majority of the Preferred Securities (based upon their aggregate Liquidation Amount) held by the Preferred Securityholders of record present, either in person or by proxy, at such meeting shall constitute the action of the Securityholders, unless this Trust Agreement requires a greater number of affirmative votes.

         Section 604.  Voting Rights.

         Securityholders shall be entitled to one vote for each dollar value of Liquidation Amount represented by their Trust Securities (with any fractional multiple thereof rounded up or down as the case may be to the closest integral multiple) in respect of any matter as to which such Securityholders are entitled to vote (and such dollar value shall be $25 per Preferred Security until such time, if any, as the Liquidation Amount is changed as provided herein).

         Section 605.  Proxies, etc.

         At any meeting of Securityholders, any Securityholder entitled to vote thereat may vote by proxy, provided that no proxy shall be voted at any meeting unless it shall have been placed on file with the Administrative Trustees, or with such other officer or agent of the Trust as the Administrative Trustees may direct, for verification prior to the time at which such vote shall be taken. Only Holders shall be entitled to vote. When Trust Securities are held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Trust Securities, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners or their proxies so present disagree as to any vote to be cast, such vote shall not be received in respect of such Trust Securities. A proxy purporting to be executed by or on behalf of a Securityholder shall be deemed valid unless challenged at or prior to its exercise, and, the burden of proving invalidity shall rest on the challenger. No proxy shall be valid more than three years after its date of execution.

         Section 606.  Securityholder Action by Written Consent.

         Any action which may be taken by Securityholders at a meeting may be taken without a meeting if Securityholders holding more than a majority of all Outstanding Trust Securities (based upon their aggregate Liquidation Amount) entitled to vote in respect of such action (or such larger proportion thereof as shall be required by any express provision of this Trust Agreement) shall consent to the action in writing (based upon their aggregate Liquidation Amount).

         Section 607.  Record Date for Voting and Other Purposes.

         For the purposes of determining the Securityholders who are entitled to notice of and to vote at any meeting or by written consent, or to participate in any Distribution on the Trust Securities in respect of which a record date is not otherwise provided for in this Trust Agreement, or for the purpose of any other action, the Administrative Trustees or the Property Trustee may from time to time fix a date, not more than 90 days prior to the date of any meeting of Securityholders or the payment of Distribution or other action, as the case may be, as a record date for the determination of the identity of the Securityholders of record for such purposes.

         Section 608.  Acts of Securityholders.

         (a) Any request, demand, authorization, direction, notice, consent, waiver or other action provided or permitted by this Trust Agreement to be given, made or taken by Securityholders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Securityholders in person or by an agent duly appointed in writing; and, except as otherwise expressly provided herein, such action shall become effective when such instrument or instruments are delivered to an Administrative Trustee. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the "Act" of the Securityholders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Trust Agreement and (subject to Section 801) conclusive in favor of the Trustees, if made in the manner provided in this Section 608.

         (b) The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. Where such execution is by a signer acting in a capacity other than his individual capacity, such certificate or affidavit shall also constitute sufficient proof of his authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which any Trustee receiving the same deems sufficient.

         (c) The ownership of Preferred Securities shall be proved by the Securities Register.

         (d) Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Securityholder of any Trust Security shall bind every future Securityholder of the same Trust Security and the Securityholder of every Trust Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustees or the Trust in reliance thereon, whether or not notation of such action is made upon such Trust Security.

         (e) Without limiting the foregoing, a Securityholder entitled hereunder to take any action hereunder with regard to any particular Trust Security may do so with regard to all or any part of the Liquidation Amount of such Trust Security or by one or more duly appointed agents, each of which may do so pursuant to such appointment with regard to all or any part of such Liquidation Amount.

         (f) A Securityholder may institute a legal proceeding directly against the Depositor under the Guarantee to enforce its rights under the Guarantee without first instituting a legal proceeding against the Guarantee Trustee (as defined in the Guarantee), the Trust or any Person.

         Section 609.  Inspection of Records.

         Upon reasonable notice to the Administrative Trustees and the Property Trustee, the records of the Trust shall be open to inspection at the principal executive office of the Trust (as indicated in Section 202) by Holders of the Trust Securities during normal business hours for any purpose reasonably related to such Securityholder's interest as a Securityholder.

                                   ARTICLE VII
                         REPRESENTATIONS AND WARRANTIES

         Section 701. Representations and Warranties of the Bank and the Property Trustee.

         The Bank and the Property Trustee, each severally on behalf of and as to itself, as of the date hereof, and each successor Property Trustee at the time of the successor Property Trustee's acceptance of its appointment as Property Trustee hereunder (the term "Bank" being used to refer to such successor Property Trustee in its separate corporate capacity) hereby represents and warrants (as applicable) for the benefit of the Depositor and the Securityholders that:

         (a) the Bank is a national banking association duly organized, validly existing and in good standing under the laws of the United States of America;

         (b) the Bank has full corporate power, authority and legal right to execute, deliver and perform its obligations under this Trust Agreement and has taken all necessary action to authorize the execution, delivery and performance by it of this Trust Agreement;

         (c) this Trust Agreement has been duly authorized, executed and delivered by the Property Trustee and constitutes the valid and legally binding agreement of the Property Trustee enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles;

         (d) the execution, delivery and performance by the Property Trustee of this Trust Agreement has been duly authorized by all necessary corporate or other action on the part of the Property Trustee and does not require any approval of stockholders of the Bank, and such execution, delivery and performance shall not (i) violate the Bank's charter or by-laws; (ii) violate any provision of, or constitute, with or without notice or lapse of time, a default under, or result in the creation or imposition of, any Lien on any properties included in the Trust Property pursuant to the provisions of, any indenture, mortgage, credit agreement, license or other agreement or instrument to which the Property Trustee or the Bank is a party or by which it is bound; or
(iii) violate any law, governmental rule or regulation of the United States or the State of Connecticut, as the case may be, governing the banking or trust powers of the Bank or the Property Trustee (as appropriate in context) or any order, judgment or decree applicable to the Property Trustee or the Bank;

         (e) neither the authorization, execution or delivery by the Property Trustee of this Trust Agreement nor the consummation of any of the transactions by the Property Trustee contemplated herein or therein requires the consent or approval of, the giving of notice to, the registration with or the taking of any other action with respect to any governmental authority or agency under any existing federal law governing the banking or trust powers of the Bank or the Property Trustee, as the case may be, under the laws of the United States or the State of Connecticut;

         (f) there are no proceedings pending or, to the best of the Property Trustee's knowledge, threatened against or affecting the Bank or the Property Trustee in any court or before any governmental authority, agency or arbitration board or tribunal which, individually or in the aggregate, would materially and adversely affect the Trust or would question the right, power and authority of the Property Trustee to enter into or perform its obligations as one of the Trustees under this Trust Agreement; and

         (g) the Property Trustee is a Person eligible pursuant to the Trust Indenture Act to act as such and has (or the obligations of which are guaranteed by an entity having) a combined capital and surplus of at least $50,000,000.

         Section 702. Representations and Warranties of the Delaware Bank and the Delaware Trustee.

         The Delaware Bank and the Delaware Trustee, each severally on behalf of and as to itself, as of the date hereof, and each successor Delaware Trustee at the time of the successor Delaware Trustee's acceptance of appointment as Delaware Trustee hereunder (the term "Delaware Bank" being used to refer to such successor Delaware Trustee in its separate corporate capacity), hereby represents and warrants (as applicable) for the benefit of the Depositor and the Securityholders that:

         (a) the Delaware Bank is a Delaware banking corporation duly organized, validly existing and in good standing under the laws of the State of Delaware;

         (b) the Delaware Bank has full corporate power, authority and legal right to execute, deliver and perform its obligations under this Trust Agreement and has taken all necessary action to authorize the execution, delivery and performance by it of this Trust Agreement;

         (c) this Trust Agreement has been duly authorized, executed and delivered by the Delaware Trustee and constitutes the valid and legally binding agreement of the Delaware Trustee enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors, rights and to general equity principles;

         (d) the execution, delivery and performance by the Delaware Trustee of this Trust Agreement has been duly authorized by all necessary corporate or other action on the part of the Delaware Trustee and does not require any approval of stockholders of the Delaware Bank, and such execution, delivery and performance shall not (i) violate the Delaware Bank's charter or by-laws; (ii) violate any provision of, or constitute, with or without notice or lapse of time, a default under, or result in the creation or imposition of, any Lien on any properties included in the Trust Property pursuant to the provisions of, any indenture, mortgage, credit agreement, license or other agreement or instrument to which the Delaware Bank or the Delaware Trustee is a party or by which it is bound; or (iii) violate any law, governmental rule or regulation of the United States or the State of Delaware, as the case may be, governing the banking or trust powers of the Delaware Bank or the Delaware Trustee (as appropriate in context) or any order, judgment or decree applicable to the Delaware Bank or the Delaware Trustee;

         (e) neither the authorization, execution or delivery by the Delaware Trustee of this Trust Agreement nor the consummation of any of the transactions by the Delaware Trustee contemplated herein or therein requires the consent or approval of, the giving of notice to, the registration with or the taking of any other action with respect to any governmental authority or agency under any existing federal law governing the banking or trust powers of the Delaware Bank or the Delaware Trustee, as the case may be, under the laws of the United States or the State of Delaware; and

         (f) there are no proceedings pending or, to the best of the Delaware Trustee's knowledge, threatened against or affecting the Delaware Bank or the Delaware Trustee in any court or before any governmental authority, agency or arbitration board or tribunal which, individually or in the aggregate, would materially and adversely affect the Trust or would question the right, power and authority of the Delaware Trustee to enter into or perform its obligations as one of the Trustees under this Trust Agreement.

         Section 703.  Representations and Warranties of the Depositor.

         The Depositor hereby represents and warrants for the benefit of the Securityholders that:

         (a) the Trust Securities Certificates issued on the Closing Date or the Option Closing Date, if applicable, on behalf of the Trust have been duly authorized and shall have been duly and validly executed, issued and delivered by the Administrative Trustees pursuant to the terms and provisions of, and in accordance with the requirements of, this Trust Agreement, and the Securityholders shall be, as of such date, entitled to the benefits of this Trust Agreement; and

         (b) there are no taxes, fees or other governmental charges payable by the Trust (or the Trustees on behalf of the Trust) under the laws of the State of Delaware or any political subdivision thereof in connection with the execution, delivery and performance by the Bank, the Property Trustee or the Delaware Trustee, as the case may be, of this Trust Agreement.

                                  ARTICLE VIII
                                    TRUSTEES

         Section 801.  Certain Duties and Responsibilities.

         (a) The duties and responsibilities of the Trustees shall be as provided by this Trust Agreement and, in the case of the Property Trustee, by the Trust Indenture Act. Notwithstanding the foregoing, no provision of this Trust Agreement shall require the Trustees to expend or risk their own funds or otherwise incur any financial liability in the performance of any of their duties hereunder, or in the exercise of any of their rights or powers, if they shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it. No Administrative Trustee nor the Delaware Trustee shall be liable for its act or omissions hereunder except as a result of its own gross negligence or willful misconduct. The Property Trustee's liability shall be determined under the Trust Indenture Act. Whether or not therein expressly so provided, every provision of this Trust Agreement relating to the conduct or affecting the liability of or affording protection to the Trustees shall be subject to the provisions of this Section 801. To the extent that, at law or in equity, the Delaware Trustee or an Administrative Trustee has duties (including fiduciary duties) and liabilities relating thereto to the Trust or to the Securityholders, the Delaware Trustee or such Administrative Trustee shall not be liable to the Trust or to any Securityholder for such Trustee's good faith reliance on the provisions of this Trust Agreement. The provisions of this Trust Agreement, to the extent that they restrict the duties and liabilities of the Delaware Trustee or the Administrative Trustees otherwise existing at law or in equity, are agreed by the Depositor and the Securityholders to replace such other duties and liabilities of the Delaware Trustee or the Administrative Trustees, as the case may be.

         (b) All payments made by the Property Trustee or a Paying Agent in respect of the Trust Securities shall be made only from the revenue and proceeds from the Trust Property and only to the extent that there shall be sufficient revenue or proceeds from the Trust Property to enable the Property Trustee or a Paying Agent to make payments in accordance with the terms hereof. With respect to the relationship of each Securityholder and the Trustees, each Securityholder, by its acceptance of a Trust Security, agrees that it shall look solely to the revenue and proceeds from the Trust Property to the extent legally available for distribution to it as herein provided and that the Trustees are not personally liable to it for any amount distributable in respect of any Trust Security or for any other liability in respect of any Trust Security. This
Section 801(b) does not limit the liability of the Trustees expressly set forth elsewhere in this Trust Agreement or, in the case of the Property Trustee, in the Trust Indenture Act.

         (c) No provision of this Trust Agreement shall be construed to relieve the Property Trustee from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

                  (i) the Property Trustee shall not be liable for any error of judgment made in good faith by an authorized officer of the Property Trustee, unless it shall be proved that the Property Trustee was negligent in ascertaining the pertinent facts;

                  (ii) the Property Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Holders of not less than a majority in Liquidation Amount of the Trust Securities relating to the time, method and place of conducting any proceeding for any remedy available to the Property Trustee, or exercising any trust or power conferred upon the Property Trustee under this Trust Agreement;

                  (iii) the Property Trustee's sole duty with respect to the custody, safe keeping and physical preservation of the Debentures and the Payment Account shall be to deal with such property in a similar manner as the Property Trustee deals with similar property for its own account, subject to the protections and limitations on liability afforded to the Property Trustee under this Trust Agreement and the Trust Indenture Act;

                  (iv) the Property Trustee shall not be liable for any interest on any money received by it except as it may otherwise agree with the Depositor and money held by the Property Trustee need not be segregated from other funds held by it except in relation to the Payment Account maintained by the Property Trustee pursuant to Section 301 and except to the extent otherwise required by law; and

                  (v) the Property Trustee shall not be responsible for monitoring the compliance by the Administrative Trustees or the Depositor with their respective duties under this Trust Agreement, nor shall the Property Trustee be liable for the negligence, default or misconduct of the Administrative Trustees or the Depositor.

         Section 802.  Certain Notices.

         (a) Within five (5) Business Days after the occurrence of any Event of Default actually known to the Property Trustee, the Property Trustee shall transmit, in the manner and to the extent provided in Section 1008, notice of such Event of Default to the Securityholders, the Administrative Trustees and the Depositor, unless such Event of Default shall have been cured or waived. For purposes of this Section 802 the term "Event of Default" means any event that is, or after notice or lapse of time or both would become, an Event of Default.

         (b) The Administrative Trustees shall transmit to the Securityholders, in the manner and to the extent provided in Section 1008, notice of the Depositor's election to begin or further extend an Extension Period on the Debentures (unless such election shall have been revoked) and of any election by the Depositor to accelerate the Maturity Date of the Debentures within the time specified for transmitting such notice to the holders of the Debentures pursuant to the Indenture as originally executed.

         Section 803.  Certain Rights of Property Trustee.

         Subject to the provisions of Section 801:

         (a) the Property Trustee may rely and shall be protected in acting or refraining from acting in good faith upon any resolution, Opinion of Counsel, certificate, written representation of a Holder or transferee, certificate of auditors or any other certificate, statement, instrument, opinion, report, notice, request, consent, order, appraisal, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

         (b) if (i) in performing its duties under this Trust Agreement the Property Trustee is required to decide between alternative courses of action; or
(ii) in construing any of the provisions of this Trust Agreement the Property Trustee finds the same ambiguous or inconsistent with other provisions contained herein; or (iii) the Property Trustee is unsure of the application of any provision of this Trust Agreement, then, except as to any matter as to which the Preferred Securityholders are entitled to vote under the terms of this Trust Agreement, the Property Trustee shall deliver a notice to the Depositor requesting written instructions of the Depositor as to the course of action to be taken, and the Property Trustee shall take such action, or refrain from taking such action, as the Property Trustee shall be instructed in writing to take, or to refrain from taking, by the Depositor; provided, however, that if the Property Trustee does not receive such instructions of the Depositor within ten (10) Business Days after it has delivered such notice, or such reasonably shorter period of time set forth in such notice (which to the extent practicable shall not be less than two (2) Business Days), it may, but shall be under no duty to, take or refrain from taking such action not inconsistent with this Trust Agreement as it shall deem advisable and in the best interests of the Securityholders, in which event the Property Trustee shall have no liability except for its own bad faith, negligence or willful misconduct;

         (c) any direction or act of the Depositor or the Administrative Trustees contemplated by this Trust Agreement shall be sufficiently evidenced by an Officers' Certificate;

         (d) whenever in the administration of this Trust Agreement, the Property Trustee shall deem it desirable that a matter be established before undertaking, suffering or omitting any action hereunder, the Property Trustee (unless other evidence is herein specifically prescribed) may, in the absence of bad faith on its part, request and conclusively rely upon an Officer's Certificate which, upon receipt of such request, shall be promptly delivered by the Depositor or the Administrative Trustees;

         (e) the Property Trustee shall have no duty to see to any recording, filing or registration of any instrument (including any financing or continuation statement or, except as provided in Section 405, any filing under tax or securities laws) or any rerecording, refiling or reregistration thereof;

         (f) the Property Trustee may consult with counsel of its choice (which counsel may be counsel to the Depositor or any of its Affiliates), and the advice of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon and, in accordance with such advice, such counsel may be counsel to the Depositor or any of its Affiliates, and may include any of its employees; the Property Trustee shall have the right at any time to seek instructions concerning the administration of this Trust Agreement from any court of competent jurisdiction;

         (g) the Property Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Trust Agreement at the request or direction of any of the Securityholders pursuant to this Trust Agreement, unless such Securityholders shall have offered to the Property Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

nothing contained herein shall, however, relieve the Property Trustee of the obligation, upon the occurrence of any Event of Default (that has not been waived) to exercise such of the rights and powers vested in it by the Trust Agreement, and to use the same degree of care and skill in their exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs;

         (h) the Property Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, bond, debenture, note or other evidence of indebtedness or other paper or document, unless requested in writing to do so by the Holders of not less than a majority in Liquidation Amount of the Outstanding Preferred Securities, but the Property Trustee may make such further inquiry or investigation into such facts or matters as it may see fit;

         (i) the Property Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through its agents or attorneys, provided that the Property Trustee shall be responsible for its own negligence or recklessness with respect to selection of any agent or attorney appointed by it hereunder;

         (j) whenever in the administration of this Trust Agreement the Property Trustee shall deem it desirable to receive instructions with respect to enforcing any remedy or right or taking any other action hereunder, the Property Trustee (i) may request instructions from the Holders of the Trust Securities which instructions may only be given by the Holders of the same proportion in Liquidation Amount of the Trust Securities as would be entitled to direct the Property Trustee under the terms of the Trust Securities in respect of such remedy, right or action; (ii) may refrain from enforcing such remedy or right or taking such other action until such instructions are received; and (iii) shall be protected in acting in accordance with such instructions; and

         (k) except as otherwise expressly provided by this Trust Agreement, the Property Trustee shall not be under any obligation to take any action that is discretionary under the provisions of this Trust Agreement. No provision of this Trust Agreement shall be deemed to impose any duty or obligation on the Property Trustee to perform any act or acts or exercise any right, power, duty or obligation conferred or imposed on it, in any jurisdiction in which it shall be illegal, or in which the Property Trustee shall be unqualified or incompetent in accordance with applicable law, to perform any such act or acts, or to exercise any such right, power, duty or obligation. No permissive power or authority available to the Property Trustee shall be construed to be a duty.

         Section 804.  Not Responsible for Recitals or Issuance of Securities.

         The Recitals contained herein and in the Trust Securities Certificates shall be taken as the statements of the Trust, and the Trustees do not assume any responsibility for their correctness. The Trustees shall not be accountable for the use or application by the Depositor of the proceeds of the Debentures.

         Section 805.  May Hold Securities.

         Any Trustee or any other agent of any Trustee or the Trust, in its individual or any other capacity, may become the owner or pledgee of Trust

Securities and, subject to Sections 808 and 813 and except as provided in the definition of the term "Outstanding" in Article I, may otherwise deal with the Trust with the same rights it would have if it were not a Trustee or such other agent.

         Section 806.  Compensation; Indemnity; Fees.

         The Depositor agrees:

         (a) to pay to the Trustees from time to time reasonable compensation for all services rendered by them hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

         (b) except as otherwise expressly provided herein, to reimburse the Trustees upon request for all reasonable expenses, disbursements and advances incurred or made by the Trustees in accordance with any provision of this Trust Agreement (including the reasonable compensation and the expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable to such Trustee's negligence, bad faith or willful misconduct (or, in the case of the Administrative Trustees or the Delaware Trustee, any such expense, disbursement or advance as may be attributable to its, his or her gross negligence, bad faith or willful misconduct); and

         (c) to indemnify each of the Trustees or any predecessor Trustee for, and to hold the Trustees harmless against, any loss, damage, claims, liability, penalty or expense of any kind or nature whatsoever, arising out of or in connection with the acceptance or administration of this Trust Agreement, including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder, except any such expense, disbursement or advance as may be attributable to such Trustee's negligence, bad faith or willful misconduct (or, in the case of the Administrative Trustees or the Delaware Trustee, any such expense, disbursement or advance as may be attributable to its, his or her gross negligence, bad faith or willful misconduct).

         No Trustee may claim any Lien or charge on Trust Property as a result of any amount due pursuant to this Section 806.

         Section 807. Corporate Property Trustee Required; Eligibility of Trustees.

         (a) There shall at all times be a Property Trustee hereunder with respect to the Trust Securities. The Property Trustee shall be a Person that is eligible pursuant to the Trust Indenture Act to act as such and has (or the obligations of which are guaranteed by an entity having) a combined capital and surplus of at least $50,000,000. If any such Person publishes reports of condition at least annually, pursuant to law or to the requirements of its supervising or examining authority, then for the purposes of this Section 807, the combined capital and surplus of such Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Property Trustee with respect to the Trust Securities shall cease to be eligible in accordance with the provisions of this
Section 807, it shall resign immediately in the manner and with the effect hereinafter specified in this Article VIII.

         (b) There shall at all times be one or more Administrative Trustees hereunder with respect to the Trust Securities. Each Administrative Trustee shall be either a natural person who is at least 21 years of age or a legal entity that shall act through one or more persons authorized to bind that entity.

         (c) There shall at all times be a Delaware Trustee with respect to the Trust Securities. The Delaware Trustee shall either be (i) a natural person who is at least 21 years of age and a resident of the State of Delaware; or (ii) a legal entity with its principal place of business in the State of Delaware and that otherwise meets the requirements of applicable Delaware law that shall act through one or more persons authorized to bind such entity.

         Section 808.  Conflicting Interests.

         If the Property Trustee has or shall acquire a conflicting interest within the meaning of the Trust Indenture Act, the Property Trustee shall either eliminate such interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and this Trust Agreement.

         Section 809.  Co-Trustees and Separate Trustee.

         (a) Unless a Debenture Event of Default shall have occurred and be continuing, at any time or times, for the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of the Trust Property may at the time be located, the Depositor shall have power to appoint, and upon the written request of the Property Trustee, the Depositor shall for such purpose join with the Property Trustee in the execution, delivery and performance of all instruments and agreements necessary or proper to appoint, one or more Persons approved by the Property Trustee either to act as co-trustee, jointly with the Property Trustee, of all or any part of such Trust Property, or to the extent required by law to act as separate trustee of any such property, in either case with such powers as may be provided in the instrument of appointment, and to vest in such Person or Persons in the capacity aforesaid, any property, title, right or power deemed necessary or desirable, subject to the other provisions of this Section 809. If the Depositor does not join in such appointment within 15 days after the receipt by it of a request so to do, or in case a Debenture Event of Default has occurred and is continuing, the Property Trustee alone shall have power to make such appointment. Any co-trustee or separate trustee appointed pursuant to this Section 809 shall either be (i) a natural person who is at least 21 years of age and a resident of the United States; or (ii) a legal entity with its principal place of business in the United States that shall act through one or more persons authorized to bind such entity.

         (b) Should any written instrument from the Depositor be required by any co-trustee or separate trustee so appointed for more fully confirming to such co-trustee or separate trustee such property, title, right, or power, any and all such instruments shall, on request, be executed, acknowledged, and delivered by the Depositor.

         (c) Every co-trustee or separate trustee shall, to the extent permitted by law, but to such extent only, be appointed subject to the following terms, namely:

                  (i) The Trust Securities shall be executed and delivered and all rights, powers, duties and obligations hereunder in respect of the custody of securities, cash and other personal property held by, or required to be deposited or pledged with, the Trustees specified hereunder, shall be exercised, solely by such Trustees and not by such co-trustee or separate trustee.

                  (ii) The rights, powers, duties and obligations hereby conferred or imposed upon the Property Trustee in respect of any property covered by such appointment shall be conferred or imposed upon and exercised or performed by the Property Trustee or by the Property Trustee and such co-trustee or separate trustee jointly, as shall be provided in the instrument appointing such co-trustee or separate trustee, except to the extent that under any law of any jurisdiction in which any particular act is to be performed, the Property Trustee shall be incompetent or unqualified to perform such act, in which event such rights, powers, duties and obligations shall be exercised and performed by such co-trustee or separate trustee.

                  (iii) The Property Trustee at any time, by an instrument in writing executed by it, with the written concurrence of the Depositor, may accept the resignation of or remove any co-trustee or separate trustee appointed under this Section 809, and, in case a Debenture Event of Default has occurred and is continuing, the Property Trustee shall have the power to accept the resignation of, or remove, any such co-trustee or separate trustee without the concurrence of the Depositor. Upon the written request of the Property Trustee, the Depositor shall join with the Property Trustee in the execution, delivery and performance of all instruments and agreements necessary or proper to effectuate such resignation or removal. A successor to any co-trustee or separate trustee so resigned or removed may be appointed in the manner provided in this Section 809.

                  (iv) No co-trustee or separate trustee hereunder shall be personally liable by reason of any act or omission of the Property Trustee or any other trustee hereunder.

                  (v) The Property Trustee shall not be liable by reason of any act of a co-trustee or separate trustee.

                  (vi) Any Act of Holders delivered to the Property Trustee shall be deemed to have been delivered to each such co-trustee and separate trustee.

         Section 810.  Resignation and Removal; Appointment of Successor.

         (a) No resignation or removal of any Trustee (the "Relevant Trustee") and no appointment of a successor Trustee pursuant to this Article VIII shall become effective until the acceptance of appointment by the successor Trustee in accordance with the applicable requirements of Section 811.

         (b) Subject to the immediately preceding paragraph, the Relevant Trustee may resign at any time with respect to the Trust Securities by giving written notice thereof to the Securityholders. If the instrument of acceptance by the successor Trustee required by Section 811 shall not have been delivered to the Relevant Trustee within thirty (30) days after the giving of such notice of resignation, the Relevant Trustee may petition, at the expense of the Depositor, any court of competent jurisdiction for the appointment of a successor Relevant Trustee with respect to the Trust Securities.

         (c) Unless a Debenture Event of Default shall have occurred and be continuing, any Trustee may be removed at any time by Act of the Common Securityholder. If a Debenture Event of Default shall have occurred and be continuing, the Property Trustee or the Delaware Trustee, or both of them, may be removed at such time by Act of the Holders of a majority in Liquidation

Amount of the Preferred Securities, delivered to the Relevant Trustee (in its individual capacity and on behalf of the Trust). An Administrative Trustee may be removed by the Common Securityholder at any time.

         (d) If any Trustee shall resign, be removed or become incapable of acting as Trustee, or if a vacancy shall occur in the office of any Trustee for any cause, at a time when no Debenture Event of Default shall have occurred and be continuing, the Common Securityholder, by Act of the Common Securityholder delivered to the retiring Trustee, shall promptly appoint a successor Trustee or Trustees with respect to the Trust Securities and the Trust, and the successor Trustee shall comply with the applicable requirements of Section 811. If the Property Trustee or the Delaware Trustee shall resign, be removed or become incapable of continuing to act as the Property Trustee or the Delaware Trustee, as the case may be, at a time when a Debenture Event of Default shall have occurred and is continuing, the Preferred Securityholders, by Act of the Securityholders of a majority in Liquidation Amount of the Preferred Securities then Outstanding delivered to the retiring Relevant Trustee, shall promptly appoint a successor Relevant Trustee or Trustees with respect to the Trust Securities and the Trust, and such successor Trustee shall comply with the applicable requirements of Section 811. If an Administrative Trustee shall resign, be removed or become incapable of acting as Administrative Trustee, at a time when a Debenture Event of Default shall have occurred and be continuing, the Common Securityholder, by Act of the Common Securityholder delivered to an Administrative Trustee, shall promptly appoint a successor Administrative Trustee or Administrative Trustees with respect to the Trust Securities and the Trust, and such successor Administrative Trustee or Administrative Trustees shall comply with the applicable requirements of Section 811. If no successor Relevant Trustee with respect to the Trust Securities shall have been so appointed by the Common Securityholder or the Preferred Securityholders and accepted appointment in the manner required by Section 811, any Securityholder who has been a Securityholder of Trust Securities on behalf of himself and all others similarly situated may petition a court of competent jurisdiction for the appointment Trustee with respect to the Trust Securities.

         (e) The Property Trustee shall give notice of each resignation and each removal of a Trustee and each appointment of a successor Trustee to all Securityholders in the manner provided in Section 1008 and shall give notice to the Depositor. Each notice shall include the name of the successor Relevant Trustee and the address of its Corporate Trust Office if it is the Property Trustee.

         (f) Notwithstanding the foregoing or any other provision of this Trust Agreement, in the event any Administrative Trustee or a Delaware Trustee who is a natural person dies or becomes, in the opinion of the Depositor, incompetent or incapacitated, the vacancy created by such death, incompetence or incapacity may be filled by (a) the unanimous act of remaining Administrative Trustees if there are at least two of them; or (b) otherwise by the Depositor (with the successor in each case being a Person who satisfies the eligibility requirement for Administrative Trustees set forth in Section 807).

         Section 811.  Acceptance of Appointment by Successor.

         (a) In case of the appointment hereunder of a successor Relevant Trustee with respect to the Trust Securities and the Trust, the retiring Relevant Trustee and each successor Relevant Trustee with respect to the Trust Securities shall execute and deliver an instrument hereto wherein each successor

Relevant Trustee shall accept such appointment and which shall contain such provisions as shall be necessary or desirable to transfer and confirm to, and to vest in, each successor Relevant Trustee all the rights, powers, trusts and duties of the retiring Relevant Trustee with respect to the Trust Securities and the Trust and upon the execution and delivery of such instrument the resignation or removal of the retiring Relevant Trustee shall become effective to the extent provided therein and each such successor Relevant Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Relevant Trustee with respect to the Trust Securities and the Trust; but, on request of the Trust or any successor Relevant Trustee such retiring Relevant Trustee shall duly assign, transfer and deliver to such successor Relevant Trustee all Trust Property, all proceeds thereof and money held by such retiring Relevant Trustee hereunder with respect to the Trust Securities and the Trust.

         (b) Upon request of any such successor Relevant Trustee, the Trust shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Relevant Trustee all such rights, powers and trusts referred to in the immediately preceding paragraph, as the case may be.

         (c) No successor Relevant Trustee shall accept its appointment unless at the time of such acceptance such successor Relevant Trustee shall be qualified and eligible under this Article VIII.

         Section 812.  Merger, Conversion, Consolidation or Succession to
                       Business.

         Any Person into which the Property Trustee, the Delaware Trustee or any Administrative Trustee may be merged or converted or with which it may be consolidated, or any Person resulting from any merger, conversion or consolidation to which such Relevant Trustee shall be a party, or any corporation succeeding to all or substantially all the corporate trust business of such Relevant Trustee, shall be the successor of such Relevant Trustee hereunder, provided such Person shall be otherwise qualified and eligible under this Article VIII, without the execution or filing of any paper or any further act on the part of any of the parties hereto.

         Section 813. Preferential Collection of Claims Against Depositor or Trust.

         If and when the Property Trustee or the Delaware Trustee shall be or become a creditor of the Depositor or the Trust (or any other obligor upon the Debentures or the Trust Securities), the Property Trustee or the Delaware Trustee, as the case may be, shall be subject to and shall take all actions necessary in order to comply with the provisions of the Trust Indenture Act regarding the collection of claims against the Depositor or Trust (or any such other obligor).

         Section 814.  Reports by Property Trustee.

         (a) The Property Trustee shall transmit to the Securityholders such reports concerning the Property Trustee, its actions under this Trust Agreement and the property and funds in its possession in its capacity as the Property Trustee as may be required pursuant to the Trust Indenture Act at the times and in the manner provided pursuant thereto.

         (b) A copy of each such report shall, at the time of such transmission to Holders, be filed by the Property Trustee with the Nasdaq National Market and each national securities exchange or other organization upon which the Trust Securities are listed, and also with the Commission and the Depositor.

         Section 815.  Reports to the Property Trustee.

         The Depositor and the Administrative Trustees on behalf of the Trust shall provide to the Property Trustee such documents, reports and information as required by Section 314 of the Trust Indenture Act (if any) and the compliance certificate required by Section 314(a) of the Trust Indenture Act in the form, in the manner and at the times required by Section 314 of the Trust Indenture Act.

         Section 816.  Evidence of Compliance with Conditions Precedent.

         Each of the Depositor and the Administrative Trustees on behalf of the Trust shall provide to the Property Trustee such evidence of compliance with any conditions precedent, if any, provided for in this Trust Agreement that relate to any of the matters set forth in Section 314(c) of the Trust Indenture Act. Any certificate or opinion required to be given by an officer pursuant to
Section 314(c)(1) of the Trust Indenture Act shall be given in the form of an Officers' Certificate.

         Section 817.  Number of Trustees.

         (a) The number of Trustees shall be five, provided that the Common Securityholder by written instrument may increase or decrease the number of Administrative Trustees. The Property Trustee and the Delaware Trustee may be the same Person.

         (b) If an Administrative Trustee ceases to hold office for any reason and the number of Administrative Trustees is not reduced pursuant to
Section 817(a), or if the number of Trustees is increased pursuant to Section 817(a), a vacancy shall occur. The vacancy shall be filled with a Trustee appointed in accordance with Section 810.

         (c) The death, resignation, retirement, removal, bankruptcy, incompetence or incapacity to perform the duties of a Trustee shall not operate to annul the Trust. Whenever a vacancy in the number of Administrative Trustees shall occur, until such vacancy is filled by the appointment of an Administrative Trustee in accordance with Section 810, the Administrative Trustees in office, regardless of their number (and notwithstanding any other provision of this Agreement), shall have all the powers granted to the Administrative Trustees and shall discharge all the duties imposed upon the Administrative Trustees by this Trust Agreement.

         Section 818.  Delegation of Power.

         (a) Any Administrative Trustee may, by power of attorney consistent with applicable law, delegate to any other natural person over the age of 21 his or her power for the purpose of executing any documents contemplated in Section 207(a); and

         (b) The Administrative Trustees shall have power to delegate from time to time to such of their number or to the Depositor the doing of such things and the execution of such instruments either in the name of the Trust or the names of the Administrative Trustees or otherwise as the Administrative Trustees may deem expedient, to the extent such delegation is not prohibited by applicable law or contrary to the provisions of the Trust, as set forth herein.

         Section 819.  Voting.

         Except as otherwise provided in this Trust Agreement, the consent or approval of the Administrative Trustees shall require consent or approval by not less than a majority of the Administrative Trustees, unless there are only two, in which case both must consent.

                                   ARTICLE IX
                      TERMINATION, LIQUIDATION AND MERGER

         Section 901.  Termination Upon Expiration Date.

         Unless earlier dissolved, the Trust shall automatically dissolve on December 31, 2031 (the "Expiration Date"), subject to distribution of the Trust Property in accordance with Section 904.

         Section 902.  Early Termination.

         The first to occur of any of the following events is an "Early Termination Event:"

         (a) the occurrence of a Bankruptcy Event in respect of, or the dissolution or liquidation of, the Depositor;

         (b) delivery of written direction to the Property Trustee by the Depositor at any time (which direction is wholly optional and within the discretion of the Depositor, subject to Depositor having received prior approval of the Board of Governors of the Federal Reserve System if so required under applicable guidelines, policies or regulations thereof) to dissolve the Trust and distribute the Debentures to Securityholders in exchange for the Preferred Securities in accordance with Section 904;

         (c) the redemption of all of the Preferred Securities in connection with the redemption of all of the Debentures (whether upon a Debenture Redemption Date or the maturity of the Debentures); and

         (d) an order for dissolution of the Trust shall have been entered by a court of competent jurisdiction.

         Section 903.  Termination.

         The respective obligations and responsibilities of the Trustees and the Trust created and continued hereby shall terminate upon the latest to occur of the following: (a) the distribution by the Property Trustee to Securityholders upon the liquidation of the Trust pursuant to Section 904, or upon the redemption of all of the Trust Securities pursuant to Section 402, of all amounts required to be distributed hereunder upon the final payment of the Trust Securities; (b) the payment of any expenses owed by the Trust; (c) the discharge of all administrative duties of the Administrative Trustees, including the performance of any tax reporting obligations with respect to the Trust or the Securityholders; and (d) the filing of a Certificate of Cancellation by an Administrative Trustee under the Delaware Business Trust Act.

         Section 904.  Liquidation.

         (a)      If an Early Termination Event specified in clause (a), (b), or
(d) of Section 902 occurs or upon the Expiration Date, the Trust shall be liquidated by the Trustees as expeditiously as the Trustees determine to be practicable by distributing, after satisfaction of liabilities to creditors of the Trust as provided by applicable law, to each Securityholder a Like Amount of Debentures, subject to Section 904(d). Notice of liquidation shall be given by the Property Trustee by first-class mail, postage prepaid, mailed not later than thirty (30) nor more than sixty (60) days prior to the Liquidation Date to each Holder of Trust Securities at such Holder's address appearing in the Securities Register. All notices of liquidation shall:

                  (i)      state the Liquidation Date;

                  (ii) state that from and after the Liquidation Date, the Trust Securities shall no longer be deemed to be Outstanding and any Trust Securities Certificates not surrendered for exchange shall be deemed to represent a Like Amount of Debentures; and

                  (iii) provide such information with respect to the mechanics by which Holders may exchange Trust Securities Certificates for Debentures, or, if Section 904(d) applies, receive a Liquidation Distribution, as the Administrative Trustees or the Property Trustee shall deem appropriate.

         (b) Except where Section 902(c) or 904(d) applies, in order to effect the liquidation of the Trust and distribution of the Debentures to Securityholders, the Property Trustee shall establish a record date for such distribution (which shall be not more than 45 days prior to the Liquidation
Date) and, either itself acting as exchange agent or through the appointment of a separate exchange agent, shall establish such procedures as it shall deem appropriate to effect the distribution of Debentures in exchange for the Outstanding Trust Securities Certificates.

         (c) Except where Section 902(c) or 904(d) applies, after the Liquidation Date, (i) the Trust Securities shall no longer be deemed to be Outstanding; (ii) certificates representing a Like Amount of Debentures shall be issued to holders of Trust Securities Certificates upon surrender of such certificates to the Administrative Trustees or their agent for exchange; (iii) the Depositor shall use its reasonable efforts to have the Debentures included in the Nasdaq National Market or on such other securities exchange or other organization as the Preferred Securities are then listed or traded; (iv) any Trust Securities Certificates not so surrendered for exchange shall be deemed to represent a Like Amount of Debentures, accruing interest at the rate provided for in the Debentures from the last Distribution Date on which a Distribution was made on such Trust Securities Certificates until such certificates are so surrendered (and until such certificates are so surrendered, no payments of interest or principal shall be made to holders of Trust Securities Certificates with respect to such Debentures); and (v) all rights of Securityholders holding Trust Securities shall cease, except the right of such Securityholders to receive Debentures upon surrender of Trust Securities Certificates.

         (d) In the event that, notwithstanding the other provisions of this Section 904, whether because of an order for dissolution entered by a court of competent jurisdiction or otherwise, distribution of the Debentures in the manner provided herein is determined by the Property Trustee not to be practical, the Trust Property shall be liquidated, and the Trust shall be dissolved, wound-up or terminated, by the Property Trustee in such manner as the Property Trustee determines. In such event, on the date of the dissolution, winding-up or other termination of the Trust, Securityholders shall be entitled to receive out of the assets of the Trust available for distribution to Securityholders, after satisfaction of liabilities to creditors of the Trust as provided by applicable law, an amount equal to the Liquidation Amount per Trust Security plus accumulated and unpaid Distributions thereon to the date of payment (such amount being the "Liquidation Distribution"). If, upon any such dissolution, winding-up or termination, the Liquidation Distribution can be paid only in part because the Trust has insufficient assets available to pay in full the aggregate Liquidation Distribution, then, subject to the next succeeding sentence, the amounts payable by the Trust on the Trust Securities shall be paid on a pro rata basis (based upon Liquidation Amounts, subject to Section 407). The Common Securityholder shall be entitled to receive Liquidation Distributions upon any such dissolution, winding-up or termination pro rata (determined as aforesaid) with Preferred Securityholders, except that, if a Debenture Event of Default has occurred and is continuing, the Preferred Securities shall have a priority over the Common Securities.

         Section 905. Mergers, Consolidations, Amalgamations or Replacements of the Trust.

         The Trust may not merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other Person, except pursuant to this Section 905. At the request of the Depositor, with the consent of the Administrative Trustees and without the consent of the Preferred Securityholders, the Property Trustee or the Delaware Trustee, the Trust may merge with or into, consolidate, amalgamate, be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to a trust organized as such under the laws of any state; provided, that (i) such successor entity either (a) expressly assumes all of the obligations of the Trust with respect to the Preferred Securities, or (b) substitutes for the Preferred Securities other securities having substantially the same terms as the Preferred Securities (the "Successor Securities") so long as the Successor Securities rank the same as the Preferred Securities rank in priority with respect to distributions and payments upon liquidation, redemption and otherwise; (ii) the Depositor expressly appoints a trustee of such successor entity possessing substantially the same powers and duties as the Property Trustee as the holder of the Debentures; (iii) the Successor Securities are listed or traded, or any Successor Securities shall be listed or traded upon notification of issuance, on any national securities exchange or other organization on which the Preferred Securities are then listed, if any; (iv) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the Preferred Securityholders (including any Successor Securities) in any material respect; (v) such successor entity has a purpose substantially identical to that of the Trust; (vi) prior to such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, the Depositor has received an Opinion of Counsel to the effect that (a) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the Preferred Securityholders (including any Successor Securities) in any material respect, and (b) following such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, neither the Trust nor such successor entity shall be required to register as an "investment company" under the Investment Company Act; and (vii) the Depositor owns all of the Common Securities of such successor entity and guarantees the obligations of such successor entity under the Successor Securities at least to the extent provided by the Guarantee, the Debentures, this Trust Agreement and the Expense Agreement. For purposes of this Section 905, any such consolidation, merger, sale, conveyance, transfer or other disposition as a result of which (a) the Company is not the surviving Person, and (b) the same Person is not both (i) the primary obligor in respect of the Debentures and (ii) the Guarantor under that certain Preferred Securities Guarantee Agreement of even date herewith (the "Guarantee") between the Company and State Street Bank and Trust Company of

Connecticut, National Association, shall be deemed to constitute a replacement of the Trust by a successor entity; provided further, that, notwithstanding the foregoing, in the event that upon the consummation of such a consolidation, merger, sale, conveyance, transfer or other disposition, the parent company (if any) of the Company, or its successor, is a bank holding company or financial holding company or comparably regulated financial institution, such parent company shall guarantee the obligations of the Trust (and any successor thereto) under the Preferred Securities (including any Successor Securities) at least to the extent provided by the Guarantee, the Debentures, the Trust Agreement and the Expense Agreement. Notwithstanding the foregoing, the Trust shall not, except with the consent of the Holders of 100% in Liquidation Amount of the Preferred Securities, consolidate, amalgamate, merge with or into, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to any other Person or permit any other Person to consolidate, amalgamate, merge with or into, or replace it if such consolidation, amalgamation, merger or replacement would cause the Trust or the successor entity to be classified as other than a grantor trust for United States federal income tax purposes.

                                    ARTICLE X
                            MISCELLANEOUS PROVISIONS

         Section 1001.  Limitation of Rights of Securityholders.

         The death or incapacity of any Person having an interest, beneficial or otherwise, in Trust Securities shall not operate to terminate this Trust Agreement, nor entitle the legal representatives or heirs of such Person or any Securityholder for such Person, to claim an accounting, take any action or bring any proceeding in any court for a partition or winding-up of the arrangements contemplated hereby, nor otherwise affect the rights, obligations and liabilities of the parties hereto or any of them.

         Section 1002.  Amendment.

         (a) This Trust Agreement may be amended from time to time by the Trustees and the Depositor, without the consent of any Securityholders, (i) as provided in Section 811 with respect to acceptance of appointment by a successor Trustee; (ii) to cure any ambiguity, correct or supplement any provision herein or therein which may be inconsistent with any other provision herein or therein, or to make any other provisions with respect to matters or questions arising under this Trust Agreement, that shall not be inconsistent with the other provisions of this Trust Agreement; (iii) to modify, eliminate or add to any provisions of this Trust Agreement to such extent as shall be necessary to ensure that the Trust shall be classified for United States federal income tax purposes as a grantor trust at all times that any Trust Securities are Outstanding or to ensure that the Trust shall not be required to register as an "investment company" under the Investment Company Act; or (iv) to reduce or increase the Liquidation Amount per Trust Security and simultaneously to increase or decrease correspondingly the number of Trust Securities issued and Outstanding solely for the purpose of maintaining the eligibility of the Preferred Securities for quotation or listing on any national securities exchange or other organization on which the Preferred Securities are then included, quoted or listed (including, if applicable, the Nasdaq National Market); provided, however, that in the case of clause (ii), such action shall not adversely affect in any material respect the interests of any Securityholder; and provided further, that in the case of clause (iv), the aggregate Liquidation Amount of the Trust Securities Outstanding upon completion of any such reduction must be the same as the aggregate Liquidation Amount of the Trust Securities Outstanding immediately prior to such reduction or increase. Any amendments of this Trust Agreement shall become effective when notice thereof is given to the Securityholders or, in the case of an amendment pursuant to clause (iv), as of the date specified in the notice.

         (b) Except as provided in Section 601(c) or Section 1002(c) hereof, any provision of this Trust Agreement may be amended by the Trustees and the Depositor (i) with the consent of the Securityholders representing not less than a majority (based upon Liquidation Amounts) of the Trust Securities then Outstanding; and (ii) upon receipt by the Trustees of an Opinion of Counsel to the effect that such amendment or the exercise of any power granted to the Trustees in accordance with such amendment shall not affect the Trust's status as a grantor trust for United States federal income tax purposes or the Trust's exemption from status of an "investment company" under the Investment Company Act.

         (c) In addition to and notwithstanding any other provision in this Trust Agreement, without the consent of each affected Securityholder (such consent being obtained in accordance with Section 603 or 606 hereof), this Trust Agreement may not be amended to (i) change the amount or timing of any Distribution on the Trust Securities or otherwise adversely affect the amount of any Distribution required to be made in respect of the Trust Securities as of a specified date; or (ii) restrict the right of a Securityholder to institute suit for the enforcement of any such payment on or after such date; notwithstanding any other provision herein, without the unanimous consent of the Securityholders (such consent being obtained in accordance with Section 603 or 606 hereof), this paragraph (c) of this Section 1002 may not be amended.

         (d) Notwithstanding any other provisions of this Trust Agreement, no Trustee shall enter into or consent to any amendment to this Trust Agreement which would cause the Trust to fail or cease to qualify for the exemption from status of an "investment company" under the Investment Company Act or to fail or cease to be classified as a grantor trust for United States federal income tax purposes.

         (e) Notwithstanding anything in this Trust Agreement to the contrary, without the consent of the Depositor, this Trust Agreement may not be amended in a manner which imposes any additional obligation on the Depositor.

         (f) In the event that any amendment to this Trust Agreement is made, the Administrative Trustees shall promptly provide to the Depositor a copy of such amendment.

         (g) Neither the Property Trustee nor the Delaware Trustee shall be required to enter into any amendment to this Trust Agreement which affects its own rights, duties or immunities under this Trust Agreement. The Property Trustee shall be entitled to receive an Opinion of Counsel and an Officers' Certificate stating that any amendment to this Trust Agreement is in compliance with this Trust Agreement.

         Section 1003.  Separability.

         In case any provision in this Trust Agreement or in the Trust Securities Certificates shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

         Section 1004.  Governing Law.

         THIS TRUST AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF EACH OF THE SECURITYHOLDERS, THE TRUST AND THE TRUSTEES WITH RESPECT TO THIS TRUST AGREEMENT AND THE TRUST SECURITIES SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF DELAWARE (WITHOUT REGARD TO ITS CONFLICT OF LAWS PRINCIPLES).

         Section 1005.  Payments Due on Non-Business Day.

         If the date fixed for any payment on any Trust Security shall be a day that is not a Business Day, then such payment need not be made on such date but may be made on the next succeeding day which is a Business Day with the same force and effect as though made on the date fixed for such payment, and no distribution shall accumulate thereon for the period after such date.

         Section 1006.  Successors.

         This Trust Agreement shall be binding upon and shall inure to the benefit of any successor to the Depositor, the Trust or the Relevant Trustee(s), including any successor by operation of law. Except in connection with a consolidation, merger or sale involving the Depositor that is permitted under
Article XII of the Indenture and pursuant to which the assignee agrees in writing to perform the Depositor's obligations hereunder, the Depositor shall not assign its obligations hereunder.

         Section 1007.  Headings.

         The Article and Section headings are for convenience only and shall not affect the construction of this Trust Agreement.

         Section 1008.  Reports, Notices and Demands.

         Any report, notice, demand or other communication which by any provision of this Trust Agreement is required or permitted to be given or served to or upon any Securityholder or the Depositor may be given or served in writing by deposit thereof, first-class postage prepaid, in the United States mail, hand delivery or facsimile transmission, in each case, addressed, (a) in the case of a Preferred Securityholder, to such Preferred Securityholder as such Securityholder's name and address may appear on the Securities Register; and (b) in the case of the Common Securityholder or the Depositor, to First Banks, Inc., 600 James S. McDonnell Boulevard, Hazelwood, Missouri 63042, Attention: Chief Financial Officer, facsimile no.: (314) 592-6621. Any notice to Preferred Securityholders shall also be given to such owners as have, within two years preceding the giving of such notice, filed their names and addresses with the Property Trustee for that purpose. Such notice, demand or other communication to or upon a Securityholder shall be deemed to have been sufficiently given or made, for all purposes, upon hand delivery, mailing or transmission.

         Any notice, demand or other communication which by any provision of this Trust Agreement is required or permitted to be given or served to or upon the Trust, the Property Trustee or the Administrative Trustees shall be given in writing addressed (until another address is published by the Trust) as follows:
(a) with respect to the Property Trustee to State Street Bank and Trust Company of Connecticut, National Association, 225 Asylum Street, Goodwin Square, Hartford, Connecticut 06103, Attention: Corporate Trust Department, with a copy to: State Street Bank and Trust Company, 2 Avenue de Lafayette, Boston, Massachusetts 02110, Attention: Corporate Trust Department; (b) with respect to the Delaware Trustee, to Wilmington Trust Company, Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890-0001, Attention: Corporate Trust Administration; and (c) with respect to the Administrative Trustees, to them at the address above for notices to the Depositor, marked "Attention:
Administrative Trustees of First Preferred Capital Trust III." Such notice, demand or other communication to or upon the Trust or the Property Trustee shall be deemed to have been sufficiently given or made only upon actual receipt of the writing by the Trust or the Property Trustee.

         Section 1009.  Agreement Not to Petition.

         Each of the Trustees and the Depositor agrees for the benefit of the Securityholders that, until at least one year and one day after the Trust has been terminated in accordance with Article IX, they shall not file, or join in the filing of, a petition against the Trust under any bankruptcy, insolvency, reorganization or other similar law (including, without limitation, the United States Bankruptcy Code of 1978, as amended) (collectively, "Bankruptcy Laws") or otherwise join in the commencement of any proceeding against the Trust under any Bankruptcy Law. In the event the Depositor or any of the Trustees takes action in violation of this Section 1009, the Property Trustee agrees, for the benefit of Securityholders, that at the expense of the Depositor (which expense shall be paid prior to the filing), it shall file an answer with the bankruptcy court or otherwise properly contest the filing of such petition by the Depositor or such Trustee against the Trust or the commencement of such action and raise the defense that the Depositor or such Trustee has agreed in writing not to take such action and should be stopped and precluded therefrom. The provisions of this Section 1009 shall survive the termination of this Trust Agreement.

         Section 1010.  Trust Indenture Act; Conflict with Trust Indenture Act.

         (a) This Trust Agreement is subject to the provisions of the Trust Indenture Act that are required to be part of this Trust Agreement and shall, to the extent applicable, be governed by such provisions.

         (b) The Property Trustee shall be the only Trustee which is a trustee for the purposes of the Trust Indenture Act.

         (c) If any provision hereof limits, qualifies or conflicts with another provision hereof which is required to be included in this Trust Agreement by any of the provisions of the Trust Indenture Act, such required provision shall control. If any provision of this Trust Agreement modifies or excludes any provision of the Trust Indenture Act which may be so modified or excluded, the latter provision shall be deemed to apply to this Trust Agreement as so modified or to be excluded, as the case may be.

         (d) The application of the Trust Indenture Act to this Trust Agreement shall not affect the nature of the Securities as equity securities representing undivided beneficial interests in the assets of the Trust.

         Section 1011. Acceptance of Terms of Trust Agreement, Guarantee and Indenture.

         THE RECEIPT AND ACCEPTANCE OF A TRUST SECURITY OR ANY INTEREST THEREIN BY OR ON BEHALF OF A SECURITYHOLDER OR ANY BENEFICIAL OWNER, WITHOUT ANY SIGNATURE OR FURTHER MANIFESTATION OF ASSENT, SHALL CONSTITUTE THE UNCONDITIONAL ACCEPTANCE BY THE SECURITYHOLDER AND ALL OTHERS HAVING A BENEFICIAL INTEREST IN SUCH TRUST SECURITY OF ALL THE TERMS AND PROVISIONS OF THIS TRUST AGREEMENT AND AGREEMENT TO THE SUBORDINATION PROVISIONS AND OTHER TERMS OF THE GUARANTEE AND THE INDENTURE, AND SHALL CONSTITUTE THE AGREEMENT OF THE TRUST, SUCH SECURITYHOLDER AND SUCH OTHERS THAT THE TERMS AND PROVISIONS OF THIS TRUST AGREEMENT SHALL BE BINDING, OPERATIVE AND EFFECTIVE AS BETWEEN THE TRUST AND SUCH SECURITYHOLDER AND SUCH OTHERS. WITHOUT LIMITING THE FOREGOING, BY ACCEPTANCE OF A PREFERRED SECURITY, EACH INITIAL AND SUBSEQUENT HOLDER THEREOF SHALL BE DEEMED TO HAVE AGREED TO TREAT, FOR ALL FINANCIAL ACCOUNTING AND UNITED STATES FEDERAL INCOME TAX PURPOSES, THE DEBENTURES AS INDEBTEDNESS OF THE COMPANY AND THE PREFERRED SECURITIES AS EVIDENCING AN UNDIVIDED BENEFICIAL OWNERSHIP INTEREST IN THE DEBENTURES.


         [The remainder of this page has been left blank intentionally]

                        FIRST BANKS, INC.


                        By:
                             ------------------------------------------------

                        Its:
                              -----------------------------------------------


                        STATE STREET BANK AND TRUST COMPANY OF CONNECTICUT, NATIONAL ASSOCIATION, as Property Trustee


                        By:
                             ------------------------------------------------
                        Its:
                              -----------------------------------------------


                        WILMINGTON TRUST COMPANY,
                        as Delaware Trustee


                        By:
                             ------------------------------------------------
                        Its:
                              -----------------------------------------------


                        -----------------------------------------------------
                        James F. Dierberg, as Administrative Trustee

                        -----------------------------------------------------

                        Allen H. Blake, as Administrative Trustee


                        -----------------------------------------------------
                        Lisa K. Vansickle, as Administrative Trustee

                                    EXHIBIT A

                              CERTIFICATE OF TRUST
                                       OF
                        FIRST PREFERRED CAPITAL TRUST III

         THIS CERTIFICATE OF TRUST of FIRST PREFERRED CAPITAL TRUST III (the "Trust"), dated as of _________, 2000, is being duly executed and filed by WILMINGTON TRUST COMPANY, a Delaware banking corporation, JAMES F. DIERBERG, ALLEN H. BLAKE and LISA K. VANSICKLE, each an individual, as trustees, to form a business trust under the Delaware Business Trust Act (12 Delaware Code Section 3801 et seq.).

1. NAME. The name of the business trust formed hereby is FIRST PREFERRED CAPITAL TRUST III.

2. DELAWARE TRUSTEE. The name and business address of the trustee of the Trust in the State of Delaware is Wilmington Trust Company, Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890-0001, Attention: Corporate Trust Administration.

3. EFFECTIVE DATE. This Certificate of Trust shall be effective on October ____, 2001.

         IN WITNESS WHEREOF, the undersigned have executed this Certificate of Trust as of the date first above written, in accordance with Section 3811(a) of the Delaware Business Trust Act.

                                    WILMINGTON TRUST COMPANY,
                                    as Trustee

                                    By:
                                         -------------------------------------
                                    Its:
                                          ------------------------------------


                                    ------------------------------------------
                                    JAMES F. DIERBERG
                                    as Trustee

                                    ------------------------------------------
                                    ALLEN H. BLAKE
                                    as Trustee

                                    ------------------------------------------
                                    LISA K. VANSICKLE
                                    as Trustee

                                    EXHIBIT B

                      THIS CERTIFICATE IS NOT TRANSFERABLE
                            EXCEPT IN COMPLIANCE WITH
                       SECTION 510 OF THE TRUST AGREEMENT

     CERTIFICATE NUMBER _________        NUMBER OF COMMON SECURITIES __________

                    CERTIFICATE EVIDENCING COMMON SECURITIES
                                       OF
                        FIRST PREFERRED CAPITAL TRUST III

                                COMMON SECURITIES
                   LIQUIDATION AMOUNT $25 PER COMMON SECURITY

         FIRST PREFERRED CAPITAL TRUST III, a statutory business trust created under the laws of the State of Delaware (the "Trust"), hereby certifies that FIRST BANKS, INC. (the "Holder") is the registered owner of ( ) common securities of the Trust representing undivided beneficial interests in the assets of the Trust and designated the % Common Securities (liquidation amount $25 per Common Security) (the "Common Securities"). In accordance with Section 510 of the Trust Agreement (as defined below), the Common Securities are not transferable, and any attempted transfer hereof (other than a transfer in compliance with Section 510 of the Trust Agreement) shall be void. The designations, rights, privileges, restrictions, preferences, and other terms and provisions of the Common Securities are set forth in, and this certificate and the Common Securities represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Amended and Restated Trust Agreement of the Trust dated as of ____________, 2001, as the same may be amended from time to time (the "Trust Agreement"), including the designation of the terms of the Common Securities as set forth therein. The Trust shall furnish a copy of the Trust Agreement to the Holder without charge upon written request to the Trust at its principal place of business or registered office.

         Upon receipt of this certificate, the Holder is bound by the Trust Agreement and is entitled to the benefits thereunder.

         IN WITNESS WHEREOF, one of the Administrative Trustees of the Trust has executed this certificate this ____ day of ____________, 2001.

                                          FIRST PREFERRED CAPITAL TRUST III


                                          By:
                                               ---------------------------------
                                          Its:
                                                --------------------------------

                                    EXHIBIT C

                    AGREEMENT AS TO EXPENSES AND LIABILITIES


         AGREEMENT AS TO EXPENSES AND LIABILITIES (this "Agreement") dated as of _______________, 2001, between FIRST BANKS, INC., a Missouri corporation ("First Banks"), and FIRST PREFERRED CAPITAL TRUST III, a Delaware business trust (the "Trust").

                                    RECITALS

         WHEREAS, the Trust intends to issue its common securities (the "Common Securities") to, and receive ___% Subordinated Debentures (the "Debentures") from, First Banks and to issue and sell up to 1,840,000 ______% Cumulative Trust Preferred Securities (the "Preferred Securities") with such powers, preferences and special rights and restrictions as are set forth in the Amended and Restated Trust Agreement of the Trust dated as of ______________, 2001, as the same may be amended from time to time (the "Trust Agreement"); and

         WHEREAS, First Banks shall directly or indirectly own all of the Common Securities of the Trust and shall issue the Debentures;

         NOW, THEREFORE, in consideration of the purchase by each holder of the Preferred Securities, which purchase First Banks hereby agrees shall benefit First Banks and which purchase First Banks acknowledges shall be made in reliance upon the execution and delivery of this Agreement, First Banks, including in its capacity as holder of the Common Securities, and the Trust hereby agree as follows:

                                    ARTICLE I

         Section 1.1.  Guarantee by First Banks.

         Subject to the terms and conditions hereof, First Banks, including in its capacity as holder of the Common Securities, hereby irrevocably and unconditionally guarantees to each person or entity to whom the Trust is now or hereafter becomes indebted or liable (the "Beneficiaries") the full payment when and as due, of any and all Obligations (as hereinafter defined) to such Beneficiaries. As used herein, "Obligations" means any costs, expenses or liabilities of the Trust other than obligations of the Trust to pay to holders of any Preferred Securities or other similar interests in the Trust the amounts due such holders pursuant to the terms of the Preferred Securities or such other similar interests, as the case may be. This Agreement is intended to be for the benefit of, and to be enforceable by, all such Beneficiaries, whether or not such Beneficiaries have received notice hereof.

         Section 1.2.  Term of Agreement.

         This Agreement shall terminate and be of no further force and effect upon the later of (a) the date on which full payment has been made of all amounts payable to all holders of all the Preferred Securities (whether upon redemption, liquidation, exchange or otherwise); and (b) the date on which there are no Beneficiaries remaining; provided, however, that this Agreement shall continue to be effective or shall be reinstated, as the case may be, if at any time any holder of Preferred Securities or any Beneficiary must restore payment of any sums paid under the Preferred Securities, under any obligation, under the Preferred Securities Guarantee Agreement dated the date hereof by First Banks and State Street Bank and Trust Company of Connecticut, National Association, as guarantee trustee, or under this Agreement for any reason whatsoever. This Agreement is continuing, irrevocable, unconditional and absolute.

         Section 1.3.  Waiver of Notice.

         First Banks hereby waives notice of acceptance of this Agreement and of any obligation to which it applies or may apply, and First Banks hereby waives presentment, demand for payment, protest, notice of nonpayment, notice of dishonor, notice of redemption and all other notices and demands.

         Section 1.4.  No Impairment.

         The obligations, covenants, agreements and duties of First Banks under this Agreement shall in no way be affected or impaired by reason of the happening from time to time of any of the following:

         (a) the extension of time for the payment by the Trust of all or any portion of the Obligations or for the performance of any other obligation under, arising out of, or in connection with, the Obligations;

         (b) any failure, omission, delay or lack of diligence on the part of the Beneficiaries to enforce, assert or exercise any right, privilege, power or remedy conferred on the Beneficiaries with respect to the Obligations or any action on the part of the Trust granting indulgence or extension of any kind; or

         (c) the voluntary or involuntary liquidation, dissolution, sale of any collateral, receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, arrangement composition or readjustment of debt of, or other similar proceedings affecting, the Trust or any of the assets of the Trust.

There shall be no obligation of the Beneficiaries to give notice to, or obtain the consent of, First Banks with respect to the happening of any of the foregoing.

         Section 1.5.  Enforcement.

         A Beneficiary may enforce this Agreement directly against First Banks, and First Banks waives any right or remedy to require that any action be brought against the Trust or any other person or entity before proceeding against First Banks.

                                   ARTICLE II

         Section 2.1.  Binding Effect.

         All guarantees and agreements contained in this Agreement shall bind the successors, assigns, receivers, trustees and representatives of First Banks and shall inure to the benefit of the Beneficiaries.

         Section 2.2.  Amendment.

         So long as there remains any Beneficiary or any Preferred Securities of any series are outstanding, this Agreement shall not be modified or amended in any manner adverse to such Beneficiary or to the holders of the Preferred Securities.

         Section 2.3.  Notices.

         Any notice, request or other communication required or permitted to be given hereunder shall be given in writing by delivering the same by facsimile transmission (confirmed by mail), telex, or by registered or certified mail, addressed as follows (and if so given, shall be deemed given when mailed or upon receipt of an answer back, if sent by telex):

         First Preferred Capital Trust III
         c/o First Banks, Inc.
         600 James S. McDonnell Boulevard
         Mail Code 014
         Hazelwood, Missouri 63042
         Facsimile No.: (314) 592-6621
         Attention: Chief Financial Officer

         First Banks, Inc.
         600 James S. McDonnell Boulevard
         Mail Code 014
         Hazelwood, Missouri 63042
         Facsimile No.: (314) 592-6621
         Attention: Chief Financial Officer

         Section 2.4. This agreement shall be governed by and construed and interpreted in accordance with the laws of the State of Missouri (without regard to conflict of laws principles).

         THIS AGREEMENT is executed as of the day and year first above written.


                                      FIRST BANKS, INC.

                                      By:
                                           -------------------------------------
                                      Its:
                                            ------------------------------------


                                      FIRST PREFERRED CAPITAL TRUST III

                                      By:
                                           -------------------------------------
                                      Its:
                                            ------------------------------------

                                    EXHIBIT D


Certificate Number                      Number of Preferred Securities ________
         P-

                   Certificate Evidencing Preferred Securities
                                       of
                        First Preferred Capital Trust III

                                        % Cumulative Trust Preferred Securities
                 (liquidation amount $25 per Preferred Security)

                                                CUSIP NO. ___________________

First Preferred Capital Trust III, a statutory business trust created under the laws of the State of Delaware (the "Trust"), hereby certifies that ________________ (the "Holder") is the registered owner of _____ preferred securities of the Trust representing undivided beneficial interests in the assets of the Trust and designated the % Cumulative Trust Preferred Securities (Liquidation Amount $25 per Preferred Security) (the "Preferred Securities"). The Preferred Securities are transferable on the books and records of the Trust, in person or by a duly authorized attorney, upon surrender of this Certificate duly endorsed and in proper form for transfer as provided in Section 504 of the Trust Agreement (as defined herein). The designations, rights, privileges, restrictions, preferences, and other terms and provisions of the Preferred Securities are set forth in, and this Certificate and the Preferred Securities represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Amended and Restated Trust Agreement of the Trust dated as of _______________, 2001, as the same may be amended from time to time (the "Trust Agreement"), including the designation of the terms of Preferred Securities as set forth therein. The Holder is entitled to the benefits of the Preferred Securities Guarantee Agreement entered into by First Banks, Inc., a Missouri corporation, and State Street Bank and Trust Company of Connecticut, National Association, as guarantee trustee, dated as of ___________________, 2001, (the "Guarantee"), to the extent provided therein. The Trust shall furnish a copy of the Trust Agreement and the Guarantee to the Holder without charge upon written request to the Trust at its principal place of business or registered office.

         Upon receipt of this Certificate, the Holder is bound by the Trust Agreement and is entitled to the benefits thereunder.

         Unless the Certificate of Authentication has been manually executed by the Authentication Agent, this Certificate is not valid or effective.

         IN WITNESS WHEREOF, the Administrative Trustees of the Trust have executed this certificate this ______ day of _____________, 2001.

Dated:  _________________, 2001               FIRST PREFERRED CAPITAL TRUST III

CERTIFICATE OF AUTHENTICATION
    This is one of the ____ %
Cumulative Trust                              By
                                                 ----------------------------
Preferred Securities referred to                           Trustee
in the within-mentioned Trustee Trust
Agreement.

STATE STREET BANK & TRUST COMPANY
OF CONNECTICUT,                               By
NATIONAL ASSOCIATION,                            ----------------------------
as Authentication Agent and Registrar                      Trustee

                                              By
                                                -----------------------------
                                                           Trustee
By
   --------------------------------------
               Authorized Signature

                                     LEGEND
                           FOR CERTIFICATES EVIDENCING
                        GLOBAL PREFERRED SECURITIES ONLY:

                  Unless this certificate is presented by an authorized representative of The Depository Trust Company, a New York corporation ("DTC"), to Issuer or its agent for registration of transfer, exchange, or payment, and any certificate issued is registered in the name of Cede & Co. or in such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

                        [FORM OF REVERSE OF CERTIFICATE]

The Trust will furnish without charge to any registered owner of Preferred Securities who so requests, a copy of the Trust Agreement and the Guarantee. Any such request should be in writing and addressed to First Preferred Capital Trust III, c/o First Banks, Inc., 600 James S. McDonnell Boulevard, Mail Code 014, Hazelwood, Missouri 63042, Facsimile No.: (314) 592-6621or to the Registrar named on the face of this Certificate.

         The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

         TEN COM         - as tenants in common                  UNIF GIFT MIN ACT
                                                                 -.......Custodian............................
         TEN ENT         -  as tenants by the entireties
                                                                 (Cust)                    (Minor)
                                                                  under Uniform
                                                                  Gifts to
                                                                  Minors Act..................................

                                                                 (State)
         JT TEN            as joint tenants with right of        UNIF TRF MIN ACT -..........Custodian
                           survivorship and not as tenants       (until age)..................................
                           in common
                                                                 ......................under Uniform
                                                                 (Minor)
                                                                 Transfers to
                                                                 Minors

                                                                 Act..........................................
                                                                                                  (State)
         TOD             - transfer on death direction in
                           event owner's death, to person
                           named on face and subject to TOD
                           rules referenced

         Additional abbreviations may also be used though not in the above list.

         FOR VALUE RECEIVED, the undersigned hereby sell, assign and transfer unto: ______________________________________________________________________
(Please insert Social Security or other identifying number of assignee)

______________________________________________________________________________
(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING ZIP CODE, OF ASSIGNEE)

Preferred Securities represented by the within Certificate, and do(es) hereby irrevocably constitute and appoint _________________________________ attorney to transfer the said Preferred Securities on the books of the within-named Trust with full power of substitution in the premises.

Dated:
       -------------------------------------
Signature:
           ---------------------------------

NOTICE:  THE  SIGNATURE  TO THIS  ASSIGNMENT  MUST  CORRESPOND  WITH THE NAME AS
WRITTEN  UPON  THE  FACE  OF  THE  CERTIFICATE  IN  EVERY  PARTICULAR,   WITHOUT
ALTERNATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

SIGNATURE(S) GUARANTEED:


________________________________________________________________________________
THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED MEDALLION SIGNATURE GUARANTEE PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15.

                                                                     Exhibit 4.7














                    PREFERRED SECURITIES GUARANTEE AGREEMENT

                                 by and between

                                FIRST BANKS, INC.

                                       and

               STATE STREET BANK AND TRUST COMPANY OF CONNECTICUT,
                              NATIONAL ASSOCIATION



                         Dated as of _____________, 2001


                                TABLE OF CONTENTS
                                                                                                               Page

ARTICLE I DEFINITIONS AND INTERPRETATION..........................................................................1
   Section 1.1. Definitions and Interpretation....................................................................1

ARTICLE II TRUST INDENTURE ACT....................................................................................4
   Section 2.1. Trust Indenture Act; Application..................................................................4
   Section 2.2 List of Holders of Securities......................................................................4
   Section 2.3. Reports by the Guarantee Trustee..................................................................5
   Section 2.4. Periodic Reports to the Guarantee Trustee.........................................................5
   Section 2.5. Evidence of Compliance with Conditions Precedent..................................................5
   Section 2.6. Events of Default; Waiver.........................................................................5
   Section 2.7. Event of Default; Notice..........................................................................5
   Section 2.8. Conflicting Interests.............................................................................5

ARTICLE III POWERS, DUTIES AND RIGHTS OF THE GUARANTEE TRUSTEE....................................................5
   Section 3.1. Powers and Duties of the Guarantee Trustee........................................................5
   Section 3.2. Certain Rights of the Guarantee Trustee...........................................................7
   Section 3.3. Not Responsible for Recitals or Issuance of Guarantee.............................................8

ARTICLE IV GUARANTEE TRUSTEE......................................................................................8
   Section 4.1. Guarantee Trustee; Eligibility....................................................................8
   Section 4.2. Appointment, Removal and Resignation of Guarantee Trustee.........................................9

ARTICLE V GUARANTEE..............................................................................................10
   Section 5.1. Guarantee........................................................................................10
   Section 5.2. Waiver of Notice and Demand......................................................................10
   Section 5.3. Obligations not Affected.........................................................................10
   Section 5.4. Rights of Holders................................................................................11
   Section 5.5. Guarantee of Payment.............................................................................11
   Section 5.6. Subrogation......................................................................................11
   Section 5.7. Independent Obligations..........................................................................11

ARTICLE VI LIMITATION OF TRANSACTIONS; SUBORDINATION.............................................................11
   Section 6.1. Limitation on Transactions.......................................................................11
   Section 6.2. Ranking..........................................................................................12

ARTICLE VII TERMINATION..........................................................................................12
   Section 7.1. Termination......................................................................................12

ARTICLE VIII INDEMNIFICATION.....................................................................................12
   Section 8.1. Exculpation......................................................................................12
   Section 8.2. Indemnification..................................................................................12

ARTICLE IX MISCELLANEOUS.........................................................................................13
   Section 9.1. Successors and Assigns...........................................................................13
   Section 9.2. Amendments.......................................................................................13
   Section 9.3. Notices..........................................................................................13
   Section 9.4. Benefit..........................................................................................14
   Section 9.5. Governing Law....................................................................................14





                              CROSS REFERENCE TABLE


         Section of Trust                                                       Section of
         Indenture Act of                                                       Guarantee
         1939, as amended                                                       Agreement
         ----------------                                                       ---------

         310(a)                                                                         4.1(a)
         310(b)                                                                         4.1(c), 2.8
         310(c)                                                                         Not Applicable
         311(a)                                                                         2.2(b)
         311(b)                                                                         2.2(b)
         311(c)                                                                         Not Applicable
         312(a)                                                                         2.2(a)
         312(b)                                                                         2.2(b)
         313                                                                            2.3
         314(a)                                                                         2.4
         314(b)                                                                         Not Applicable
         314(c)                                                                         2.5
         314(d)                                                                         Not Applicable
         314(e)                                                                         1.1, 2.5, 3.2
         314(f)                                                                         2.1, 3.2
         315(a)                                                                         3.1(d)
         315(b)                                                                         2.7
         315(c)                                                                         3.1
         315(d)                                                                         3.1(d)
         316(a)                                                                         1.1, 2.6, 5.4
         316(b)                                                                         5.3
         317(a)                                                                         3.1
         317(b)                                                                         Not Applicable
         318(a)                                                                         2.1(a)
         318(b)                                                                         2.1
         318(c)                                                                         2.1(b)

                Note:  This  Cross-Reference  Table does not constitute  part of this Agreement and shall not affect the interpretation of any of its terms or provisions.

                    PREFERRED SECURITIES GUARANTEE AGREEMENT


         This PREFERRED SECURITIES GUARANTEE AGREEMENT (this "Preferred Securities Guarantee"), dated as of __________________, 2001, is executed and delivered by FIRST BANKS, INC., a Missouri corporation (the "Guarantor"), and STATE STREET BANK AND TRUST COMPANY OF CONNECTICUT, NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, as trustee (the "Guarantee Trustee"), for the benefit of the Holders (as defined herein) from time to time of the Preferred Securities (as defined herein) of First Preferred Capital Trust III, a Delaware statutory business trust (the "Trust").

                                    RECITALS

         WHEREAS, pursuant to an Amended and Restated Trust Agreement (the "Trust Agreement"), dated as of _____________, 2001, among the trustees of the Trust named therein, the Guarantor, as depositor, and the holders from time to time of undivided beneficial interests in the assets of the Trust, the Trust is issuing on the date hereof up to 1,840,000 preferred securities, having an aggregate liquidation amount of $46,000,000, designated the _____% Cumulative Trust Preferred Securities (the "Preferred Securities");

         WHEREAS, as incentive for the Holders to purchase the Preferred Securities, the Guarantor desires irrevocably and unconditionally to agree, to the extent set forth in this Preferred Securities Guarantee, to pay to the Holders of the Preferred Securities the Guarantee Payments (as defined herein) and to make certain other payments on the terms and conditions set forth herein.

         NOW, THEREFORE, in consideration of the purchase by each Holder of Preferred Securities, which purchase the Guarantor hereby agrees shall benefit the Guarantor, the Guarantor executes and delivers this Preferred Securities Guarantee for the benefit of the Holders.

                                    ARTICLE I
                         DEFINITIONS AND INTERPRETATION

         Section  1.1.   Definitions  and  Interpretation.   In  this  Preferred
Securities Guarantee, unless the context otherwise requires:

         (a) capitalized terms used in this Preferred Securities Guarantee but not defined in the preamble above have the respective meanings assigned to them in this Section 1.1;

         (b) terms defined in the Trust Agreement as at the date of execution of this Preferred Securities Guarantee have the same meaning when used in this Preferred Securities Guarantee, unless otherwise defined in this Preferred Securities Guarantee;

         (c) a term defined anywhere in this Preferred Securities Guarantee has the same meaning throughout;

         (d) all references to "the Preferred Securities Guarantee" or "this Preferred Securities Guarantee" are to this Preferred Securities Guarantee as modified, supplemented or amended from time to time;

         (e) all references in this Preferred Securities Guarantee to Articles and Sections are to Articles and Sections of this Preferred Securities Guarantee, unless otherwise specified;

         (f) a term defined in the Trust Indenture Act has the same meaning when used in this Preferred Securities Guarantee, unless otherwise defined in this Preferred Securities Guarantee or unless the context otherwise requires; and

         (g) a reference to the singular includes the plural and vice versa.

         "Affiliate" has the same meaning as given to that term in Rule 405 of the Securities Act of 1933, as amended, or any successor rule thereunder.

         "Business Day" means any day other than a Saturday or a Sunday or a day on which federal or state banking institutions in the Borough of Manhattan, the City of New York are authorized or required by law, executive order or regulation to close or a day on which the Corporate Trust Office of the Guarantee Trustee is closed for business.

         "Code" means the Internal Revenue Code of 1986, as amended.

         "Corporate Trust Office" means the office of the Guarantee Trustee at which the corporate trust business of the Guarantee Trustee shall, at any particular time, be principally administered, which office at the date of execution of this Preferred Securities Guarantee is located at 225 Asylum Street, Goodwin Square, Hartford, Connecticut 06103, Attention: Corporate Trust Department.

         "Covered Person" means any Holder or beneficial owner of Preferred Securities.

         "Debentures" means the _______% Subordinated Debentures due December 31, 2031, of the Debenture Issuer held by the Property Trustee of the Trust.

         "Debenture Issuer" means the Guarantor.

         "Event of Default" means a default by the Guarantor on any of its payments or other obligations under this Preferred Securities Guarantee.

         "Guarantee Payments" means the following payments or distributions, without duplication, with respect to the Preferred Securities, to the extent not paid or made by the Trust: (i) any accrued and unpaid Distributions that are required to be paid on such Preferred Securities, to the extent the Trust shall have funds available therefor, (ii) the redemption price, including all accrued and unpaid Distributions to the date of redemption (the "Redemption Price"), to the extent the Trust has funds available therefor, with respect to any Preferred Securities called for redemption by the Trust, and (iii) upon a voluntary or involuntary dissolution, winding-up or termination of the Trust (other than in connection with the distribution of the Debentures to the Holders in exchange for the Preferred Securities as provided in the Trust Agreement), the lesser of
(A) the aggregate of the Liquidation Amount and all accrued and unpaid Distributions on the Preferred Securities to the date of payment, to the extent the Trust shall have funds available therefor (the "Liquidation Distribution"), and (B) the amount of assets of the Trust remaining available for distribution to Holders in liquidation of the Trust.

         "Guarantee Trustee" means State Street Bank and Trust Company, until a Successor Guarantee Trustee has been appointed and has accepted such appointment pursuant to the terms of this Preferred Securities Guarantee and thereafter means each such Successor Guarantee Trustee.

         "Guarantor" means First Banks, Inc., a Missouri corporation.

         "Holder" means a Person in whose name a Preferred Security is or

Preferred Securities are registered in the Securities Register; provided, however, that, in determining whether the holders of the requisite percentage of the Preferred Securities have given any request, notice, consent or waiver hereunder, "Holder" shall not include the Guarantor, the Guarantee Trustee or any of their respective Affiliates.

         "Indemnified Person" means the Guarantee Trustee, any Affiliate of the Guarantee Trustee, or any officers, directors, shareholders, members, partners, employees, representatives, nominees, custodians or agents of the Guarantee Trustee.

         "Indenture" means the Indenture dated as of ______________, 2001, among the Debenture Issuer and State Street Bank and Trust Company, as trustee, and any indenture supplemental thereto pursuant to which the Debentures are to be issued to the Property Trustee of the Trust.

         "Liquidation Amount" means the stated value of $25 per Preferred Security.

         "Liquidation Distribution" has the meaning provided therefor in the definition of Guarantee Payments.

         "List of Holders" has the meaning set forth in Section 2.2 of this Preferred Securities Guarantee.

         "Majority in Liquidation Amount of the Preferred Securities" means the Holders of more than 50% of the Liquidation Amount (plus accrued and unpaid Distributions to the date upon which the voting percentages are determined) of all of the Preferred Securities.

         "Officers' Certificate" means, with respect to any Person, a certificate signed by two authorized officers of such Person, at least one of whom shall be the principal executive officer, principal financial officer, principal accounting officer, treasurer or any vice president of such Person. Any Officers' Certificate delivered with respect to compliance with a condition or covenant provided for in this Preferred Securities Guarantee shall include:

         (a) a statement that each officer signing the Officers' Certificate has read the covenant or condition and the definition relating thereto;

         (b) a brief statement of the nature and scope of the examination or investigation undertaken by each officer in rendering the Officers' Certificate;

         (c) a statement that each such officer has made such examination or investigation as, in such officer's opinion, is necessary to enable such officer to express an informed opinion as to whether or not such covenant or condition has been complied with; and

         (d) a statement as to whether, in the opinion of each such officer, such condition or covenant has been complied with.

         "Person" means a legal person, including any individual, corporation, estate, partnership, joint venture, association, joint stock company, limited liability company, trust, unincorporated association, or government or any agency or political subdivision thereof, or any other entity of whatever nature.

         "Preferred Securities" means the _____% Cumulative Trust Preferred Securities representing undivided beneficial interests in the assets of the Trust which rank pari passu with Common Securities issued by the Trust; provided, however, that upon the occurrence and during the continuance of an Event of Default, the rights of holders of Common Securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise are subordinated to the rights of holders of Preferred Securities.

         "Redemption Price" has the meaning provided therefor in the definition of Guarantee Payments.

         "Responsible Officer" means, with respect to the Guarantee Trustee, any officer within the Corporate Trust Office of the Guarantee Trustee with direct responsibility for the administration of this Preferred Securities Guarantee, including any vice-president, any assistant vice-president, the secretary, any assistant secretary, the treasurer, any assistant treasurer or other officer of the Corporate Trust Office of the Guarantee Trustee customarily performing functions similar to those performed by any of the above designated officers and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of that officer's knowledge of and familiarity with the particular subject.

         "Securities Register" and "Securities Registrar" have the meanings assigned to such terms as in the Trust Agreement (as defined in the Indenture).

         "Successor Guarantee Trustee" means a successor Guarantee Trustee possessing the qualifications to act as Guarantee Trustee under Section 4.1.

         "Trust Indenture Act" means the Trust Indenture Act of 1939, as amended, as in force at the date of which this instrument was executed; provided, however, that in the event the Trust Indenture Act of 1939, as amended, is amended after such date, "Trust Indenture Act" means, to the extent required by any such amendment, the Trust Indenture Act of 1939, as so amended.

                                   ARTICLE II
                               TRUST INDENTURE ACT

         Section 2.1.      Trust Indenture Act; Application.

         (a) This Preferred Securities Guarantee is subject to the provisions of the Trust Indenture Act that are required to be part of this Preferred Securities Guarantee and shall, to the extent applicable, be governed by such provisions.

         (b) If and to the extent that any provision of this Preferred Securities Guarantee limits, qualifies or conflicts with the duties imposed by
Section 310 to 317, inclusive, of the Trust Indenture Act, such imposed duties shall control.

         Section 2.2       List of Holders of Securities.

         (a) In the event the Guarantee Trustee is not also the Securities Registrar, the Guarantor shall provide the Guarantee Trustee with a list, in such form as the Guarantee Trustee may reasonably require, of the names and addresses of the Holders of the Preferred Securities (the "List of Holders") as of such date, (i) within one Business Day after January 1 and June 30 of each year, and (ii) at any other time within 30 days of receipt by the Guarantor of a written request for a List of Holders as of a date no more than fifteen (15) days before such List of Holders is given to the Guarantee Trustee; provided, that the Guarantor shall not be obligated to provide such List of Holders at any time the List of Holders does not differ from the most recent List of Holders given to the Guarantee Trustee by the Guarantor. The Guarantee Trustee may destroy any List of Holders previously given to it on receipt of a new List of Holders.

         (b) The Guarantee Trustee shall comply with its obligations under Sections 311(a), 311(b) and Section 312(b) of the Trust Indenture Act.

         Section 2.3. Reports by the Guarantee Trustee. On or before July 15 of each year, the Guarantee Trustee shall provide to the Holders of the Preferred Securities such reports as are required by Section 313 of the Trust Indenture Act, if any, in the form and in the manner provided by Section 313 of the Trust Indenture Act. The Guarantee Trustee shall also comply with the requirements of
Section 313(d) of the Trust Indenture Act.

         Section 2.4. Periodic Reports to the Guarantee Trustee. The Guarantor shall provide to the Guarantee Trustee such documents, reports and information as required by Section 314 (if any) and the compliance certificate required by
Section 314 of the Trust Indenture Act in the form, in the manner and at the times required by Section 314 of the Trust Indenture Act.

         Section 2.5. Evidence of Compliance with Conditions Precedent. The Guarantor shall provide to the Guarantee Trustee such evidence of compliance with any conditions precedent, if any, provided for in this Preferred Securities Guarantee that relate to any of the matters set forth in Section 314(c) of the Trust Indenture Act. Any certificate or opinion required to be given by an officer pursuant to Section 314(c)(1) may be given in the form of an Officers' Certificate.

         Section 2.6. Events of Default; Waiver. The Holders of a Majority in Liquidation Amount of the Preferred Securities may, by vote, on behalf of the Holders of all of the Preferred Securities, waive any past Event of Default and its consequences. Upon such waiver, any such Event of Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Preferred Securities Guarantee, but no such waiver shall extend to any subsequent or other default or Event of Default or impair any right consequent thereon.

         Section 2.7. Event of Default; Notice.

         (a) The Guarantee Trustee shall, within ninety (90) days after the occurrence of an Event of Default, transmit by mail, first class postage prepaid, to the Holders of the Preferred Securities, notices of all Events of Default actually known to a Responsible Officer of the Guarantee Trustee, unless such defaults have been cured before the giving of such notice; provided, that, except in the case of a default by Guarantor on any of its payment obligations, the Guarantee Trustee shall be protected in withholding such notice if and so long as a Responsible Officer of the Guarantee Trustee in good faith determines that the withholding of such notice is in the interests of the Holders of the Preferred Securities.

         (b) The Guarantee Trustee shall not be deemed to have knowledge of any Event of Default unless the Guarantee Trustee shall have received written notice, or of which a Responsible Officer of the Guarantee Trustee charged with the administration of the Trust Agreement shall have obtained actual knowledge of such Event of Default.

         Section 2.8. Conflicting Interests. The Trust Agreement shall be deemed to be specifically described in this Preferred Securities Guarantee for the purposes of clause (i) of the first proviso contained in Section 310(b) of the Trust Indenture Act.

                                   ARTICLE III
               POWERS, DUTIES AND RIGHTS OF THE GUARANTEE TRUSTEE

         Section 3.1.      Powers and Duties of the Guarantee Trustee.

         (a) This Preferred Securities Guarantee shall be held by the Guarantee Trustee for the benefit of the Holders of the Preferred Securities, and the Guarantee Trustee shall not transfer this Preferred Securities Guarantee to any Person except a Holder of Preferred Securities exercising his or her rights pursuant to Section 5.4(b) or to a Successor Guarantee Trustee on acceptance by such Successor Guarantee Trustee of its appointment to act as Successor Guarantee Trustee. The right, title and interest of the Guarantee Trustee shall automatically vest in any Successor Guarantee Trustee, and such vesting and cessation of title shall be effective whether or not conveyancing documents have been executed and delivered pursuant to the appointment of such Successor Guarantee Trustee.

         (b) If an Event of Default actually known to a Responsible Officer of the Guarantee Trustee has occurred and is continuing, the Guarantee Trustee shall enforce this Preferred Securities Guarantee for the benefit of the Holders of the Preferred Securities.

         (c) The Guarantee Trustee, before the occurrence of any Event of Default and after the curing of all Events of Default that may have occurred, shall undertake to perform only such duties as are specifically set forth in this Preferred Securities Guarantee, and no implied covenants shall be read into this Preferred Securities Guarantee against the Guarantee Trustee. In case an Event of Default has occurred (that has not been cured or waived pursuant to Section 2.6) and is actually known to a Responsible Officer of the Guarantee Trustee, the Guarantee Trustee shall exercise such of the rights and powers vested in it by this Preferred Securities Guarantee, and use the same degree of care and skill in its exercise thereof, as a prudent Person would exercise or use under the circumstances in the conduct of his or her own affairs.

         (d) No provision of this Preferred Securities Guarantee shall be construed to relieve the Guarantee Trustee from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

                  (i) prior to the occurrence of any Event of Default and after the curing or waiving of all such Events of Default that may have occurred:

                           (A) the duties and obligations of the Guarantee Trustee shall be determined solely by the express provisions of this Preferred Securities Guarantee, and the Guarantee Trustee shall not be liable except for the performance of such duties and obligations as are specifically set forth in this Preferred Securities Guarantee, and no implied covenants or obligations shall be read into this Preferred Securities Guarantee against the Guarantee Trustee; and

                           (B) in the absence of bad faith on the part of the Guarantee Trustee, the Guarantee Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any certificates or opinions furnished to the Guarantee Trustee and conforming to the requirements of this Preferred Securities Guarantee; but in the case of any such certificates or opinions that by any provision hereof are specifically required to be furnished to the Guarantee Trustee, the Guarantee Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Preferred Securities Guarantee;

                  (ii) the Guarantee Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer of the Guarantee Trustee, unless it shall be proved that the Guarantee Trustee was negligent in ascertaining the pertinent facts upon which such judgment was made;

                  (iii) the Guarantee Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Holders of not less than a Majority in Liquidation Amount of the Preferred Securities relating to the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee, or exercising any trust or power conferred upon the Guarantee Trustee under this Preferred Securities Guarantee; and

                  (iv) no provision of this Preferred Securities Guarantee shall require the Guarantee Trustee to expend or risk its own funds or otherwise incur personal financial liability in the performance of any of its duties or in the exercise of any of its rights or powers, if the Guarantee Trustee shall have reasonable grounds for believing that the repayment of such funds or liability is not reasonably assured to it under the terms of this Preferred Securities Guarantee or indemnity, reasonably satisfactory to the Guarantee Trustee, against such risk or liability is not reasonably assured to it.

         Section 3.2.      Certain Rights of the Guarantee Trustee.

         (a)      Subject to the provisions of Section 3.1:

                  (i) the Guarantee Trustee may conclusively rely, and shall be fully protected in acting or refraining from acting upon, any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed, sent or presented by the proper party or parties;

                  (ii) any direction or act of the Guarantor contemplated by this Preferred Securities Guarantee shall be sufficiently evidenced by an Officers' Certificate;

                  (iii) whenever, in the administration of this Preferred Securities Guarantee, the Guarantee Trustee shall deem it desirable that a matter be proved or established before taking, suffering or omitting any action hereunder, the Guarantee Trustee (unless other evidence is herein specifically prescribed) may, in the absence of bad faith on its part, request and conclusively rely upon an Officers' Certificate which, upon receipt of such request, shall be promptly delivered by the Guarantor;

                  (iv) the Guarantee Trustee shall have no duty to see to any recording, filing or registration of any instrument (or any rerecording, refiling or registration thereof);

                  (v) the Guarantee Trustee may consult with counsel, and the written advice or opinion of such counsel with respect to legal matters shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in accordance with such advice or opinion. Such counsel may be counsel to the Guarantor or any of its Affiliates and may include any of its employees. The Guarantee Trustee shall have the right at any time to seek instructions concerning the administration of this Preferred Securities Guarantee from any court of competent jurisdiction;

                  (vi) the Guarantee Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Preferred Securities Guarantee at the request or direction of any Holder, unless such Holder shall have provided to the Guarantee Trustee such security and indemnity, reasonably satisfactory to the Guarantee Trustee, against the costs, expenses (including attorneys' fees and expenses and the expenses of the Guarantee Trustee's agents, nominees or custodians) and liabilities that might be incurred by it in complying with such request or direction, including such reasonable advances as may be requested by the Guarantee Trustee; provided that, nothing contained in this Section 3.2(a)(vi) shall be taken to relieve the Guarantee Trustee, upon the occurrence and during the continuance of an Event of Default, of its obligation to exercise the rights and powers vested in it by this Preferred Securities Guarantee;

                  (vii) the Guarantee Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Guarantee Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit;

                  (viii) the Guarantee Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents, nominees, custodians or attorneys, and the Guarantee Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder;

                  (ix) no third party shall be required to inquire as to the authority of the Guarantee Trustee to so act or as to its compliance with any of the terms and provisions of this Preferred Securities Guarantee, both of which shall be conclusively evidenced by the Guarantee Trustee's or its agent's taking such action;

                  (x) whenever in the administration of this Preferred Securities Guarantee the Guarantee Trustee shall deem it desirable to receive instructions with respect to enforcing any remedy or right or taking any other action hereunder, the Guarantee Trustee (A) may request instructions from the Holders of a Majority in Liquidation Amount of the Preferred Securities, (B) may refrain from enforcing such remedy or right or taking such other action until such instructions are received, and (C) shall be protected in conclusively relying on or acting in accordance with such instructions.

         (b) No provision of this Preferred Securities Guarantee shall be deemed to impose any duty or obligation on the Guarantee Trustee to perform any act or acts or exercise any right, power, duty or obligation conferred or imposed on it in any jurisdiction in which it shall be illegal, or in which the Guarantee Trustee shall be unqualified or incompetent in accordance with applicable law, to perform any such act or acts or to exercise any such right, power, duty or obligation. No permissive power or authority available to the Guarantee Trustee shall be construed to be a duty.

         Section 3.3. Not Responsible for Recitals or Issuance of Guarantee. The Recitals contained in this Guarantee shall be taken as the statements of the Guarantor, and the Guarantee Trustee does not assume any responsibility for their correctness. The Guarantee Trustee makes no representation as to the validity or sufficiency of this Preferred Securities Guarantee.

                                   ARTICLE IV
                                GUARANTEE TRUSTEE

         Section 4.1.      Guarantee Trustee; Eligibility.

         (a)      There shall at all times be a Guarantee Trustee which shall:

                  (i)      not be an Affiliate of the Guarantor; and

                  (ii) be a corporation organized and doing business under the laws of the United States or any state or territory thereof or of the District of Columbia, or a corporation or Person permitted by the Securities and Exchange Commission to act as an institutional trustee under the Trust Indenture Act, authorized under such laws to exercise corporate trust powers, having (or the obligations of which are guaranteed by an entity having) a combined capital and surplus of at least $50,000,000, and subject to supervision or examination by federal, state, territorial or District of Columbia authority. If such corporation, trust company or national banking association publishes reports of condition at least annually, pursuant to law or to the requirements of the supervising or examining authority referred to above, then, for the purposes of this Section 4.1(a)(ii), the combined capital and surplus of such corporation, trust company or national banking association shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published.

         (b) If at any time the Guarantee Trustee shall cease to be eligible to so act under Section 4.1(a), the Guarantee Trustee shall immediately resign in the manner and with the effect set out in Section 4.2(c).

         (c) If the Guarantee Trustee has or shall acquire any "conflicting interest" within the meaning of Section 310(b) of the Trust Indenture Act, the Guarantee Trustee and the Guarantor shall in all respects comply with the provisions of Section 310(b) of the Trust Indenture Act.

         Section 4.2. Appointment, Removal and Resignation of Guarantee Trustee.

         (a) Subject to Section 4.2(b), the Guarantee Trustee may be appointed or removed without cause at any time by the Guarantor.

         (b) The Guarantee Trustee shall not be removed in accordance with
Section 4.2(a) until a Successor Guarantee Trustee has been appointed and has accepted such appointment by written instrument executed by such Successor Guarantee Trustee and delivered to the Guarantor.

         (c) The Guarantee Trustee appointed to office shall hold office until a Successor Guarantee Trustee shall have been appointed or until its removal or resignation. The Guarantee Trustee may resign from office (without need for prior or subsequent accounting) by an instrument in writing executed by the Guarantee Trustee and delivered to the Guarantor, which resignation shall not take effect until a Successor Guarantee Trustee has been appointed and has accepted such appointment by instrument in writing executed by such Successor Guarantee Trustee and delivered to the Guarantor and the resigning Guarantee Trustee.

         (d) If no Successor Guarantee Trustee shall have been appointed and accepted appointment as provided in this Section 4.2 within sixty (60) days after delivery to the Guarantor of an instrument of resignation, the resigning Guarantee Trustee may petition any court of competent jurisdiction for appointment of a Successor Guarantee Trustee. Such court may thereupon, after prescribing such notice, if any, as it may deem proper, appoint a Successor Guarantee Trustee.

         (e) No Guarantee Trustee shall be liable for the acts or omissions to act of any Successor Guarantee Trustee.

         (f) Upon termination of this Preferred Securities Guarantee or removal or resignation of the Guarantee Trustee pursuant to this Section 4.2, the

Guarantor shall pay to the Guarantee Trustee all fees and expenses accrued to the date of such termination, removal or resignation.

                                    ARTICLE V
                                    GUARANTEE

         Section 5.1. Guarantee. The Guarantor irrevocably and unconditionally agrees to pay in full to the Holders the Guarantee Payments (without duplication of amounts theretofore paid by the Trust), as and when due, regardless of any defense, right of set-off or counterclaim that the Trust may have or assert. The Guarantor's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by the Guarantor to the Holders or by causing the Trust to pay such amounts to the Holders.

         Section 5.2. Waiver of Notice and Demand. The Guarantor hereby waives notice of acceptance of this Preferred Securities Guarantee and of any liability to which it applies or may apply, presentment, demand for payment, any right to require a proceeding first against the Trust or any other Person before proceeding against the Guarantor, protest, notice of nonpayment, notice of dishonor, notice of redemption and all other notices and demands.

         Section 5.3. Obligations not Affected. The obligations, covenants, agreements and duties of the Guarantor under this Preferred Securities Guarantee shall in no way be affected or impaired by reason of the happening from time to time of any of the following:

         (a) the release or waiver, by operation of law or otherwise, of the performance or observance by the Trust of any express or implied agreement, covenant, term or condition relating to the Preferred Securities to be performed or observed by the Trust;

         (b) the extension of time for the payment by the Trust of all or any portion of the Distributions, Redemption Price, Liquidation Distribution or any other sums payable under the terms of the Preferred Securities or the extension of time for the performance of any other obligation under, arising out of, or in connection with, the Preferred Securities (other than an extension of time for payment of Distributions, Redemption Price, Liquidation Distribution or other sum payable that results from the extension of any interest payment period on the Debentures or any extension of the maturity date of the Debentures permitted by the Indenture);

         (c) any failure, omission, delay or lack of diligence on the part of the Holders to enforce, assert or exercise any right, privilege, power or remedy conferred on the Holders pursuant to the terms of the Preferred Securities, or any action on the part of the Trust granting indulgence or extension of any kind;

         (d) the voluntary or involuntary liquidation, dissolution, sale of any collateral, receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, arrangement, composition or readjustment of debt of, or other similar proceedings affecting, the Trust or any of the assets of the Trust;

         (e) any invalidity of, or defect or deficiency in, the Preferred Securities;

         (f) any failure or omission to receive any regulatory approval or consent required in connection with the Preferred Securities (or the common equity securities issued by the Trust), including the failure to receive any approval of the Board of Governors of the Federal Reserve System required for the redemption of the Preferred Securities;

         (g) the settlement or compromise of any obligation guaranteed hereby or hereby incurred; or

         (h) any other circumstance whatsoever that might otherwise constitute a legal or equitable discharge or defense of a guarantor, it being the intent of this Section 5.3 that the obligations of the Guarantor hereunder shall be absolute and unconditional under any and all circumstances.

         There shall be no obligation of the Holders to give notice to, or obtain consent of, the Guarantor with respect to the happening of any of the foregoing.

         Section 5.4. Rights of Holders.

         (a) The Holders of a Majority in Liquidation Amount of the Preferred Securities have the right to direct the time, method and place of conducting of any proceeding for any remedy available to the Guarantee Trustee in respect of this Preferred Securities Guarantee or exercising any trust or power conferred upon the Guarantee Trustee under this Preferred Securities Guarantee.

         (b) Any Holder of Preferred Securities may institute and prosecute a legal proceeding directly against the Guarantor to enforce its rights under this Preferred Securities Guarantee, without first instituting and prosecuting a legal proceeding against the Trust, the Guarantee Trustee or any other Person.

         Section 5.5. Guarantee of Payment. This Preferred Securities Guarantee creates a guarantee of payment and not of collection.

         Section 5.6. Subrogation. The Guarantor shall be subrogated to all (if any) rights of the Holders of the Preferred Securities against the Trust in respect of any amounts paid to such Holders by the Guarantor under this Preferred Securities Guarantee; provided, however, that the Guarantor shall not (except to the extent required by mandatory provisions of law) be entitled to enforce or exercise any right that it may acquire by way of subrogation or any indemnity, reimbursement or other agreement, in all cases as a result of payment under this Preferred Securities Guarantee, if, at the time of any such payment, any amounts are due and unpaid under this Preferred Securities Guarantee. If any amount shall be paid to the Guarantor in violation of the preceding sentence, the Guarantor agrees to hold such amount in trust for the Holders and to pay over such amount to the Holders.

         Section 5.7. Independent Obligations. The Guarantor acknowledges that its obligations hereunder are independent of the obligations of the Trust with respect to the Preferred Securities, and that the Guarantor shall be liable as principal and as debtor hereunder to make Guarantee Payments pursuant to the terms of this Preferred Securities Guarantee notwithstanding the occurrence of any event referred to in subsections (a) through (h), inclusive, of Section 5.3 hereof.

                                   ARTICLE VI
                    LIMITATION OF TRANSACTIONS; SUBORDINATION

         Section 6.1. Limitation on Transactions. So long as any Preferred Securities remain outstanding, if there shall have occurred and be continuing an Event of Default under this Preferred Securities Guarantee, an event of default under the Trust Agreement or during an Extension Period (as defined in the Indenture), then (a) neither the Guarantor nor any of its Subsidiaries (as defined in the Indenture) shall declare or pay any dividend on, make any distributions with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock (as such term is defined in the Indenture), except as permitted in such circumstances by the Indenture; (b) the Guarantor shall not make any payment of interest, principal or premium, if any, or repay, repurchase or redeem any debt securities issued by the Guarantor which rank pari passu with (including without limitation the Guarantor's 9.25% Subordinated Debentures due 2027 issued to First Preferred Capital Trust I and the Guarantor's 10.24% Subordinated Debentures due 2030 issued to First Preferred Capital Trust II) or junior to the Debentures or make any guarantee payments with respect to any guarantee of the Guarantor of the debt securities of any Subsidiary of the Guarantor if such guarantee ranks pari passu with or junior to the Debentures, other than payments under this Preferred Securities Guarantee; and (c) the Guarantor shall not redeem, purchase or acquire less than all of the Outstanding Debentures or any of the Preferred Securities.

         Section 6.2. Ranking. This Preferred Securities Guarantee will constitute an unsecured obligation of the Guarantor and will rank subordinate and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations (as defined in the Indenture) of the Guarantor, to the extent and in the manner set forth in the Indenture, and the applicable provisions of the Indenture will apply in all relevant respects to the obligations of the Guarantor hereunder.

                                   ARTICLE VII
                                   TERMINATION

         Section 7.1. Termination. This Preferred Securities Guarantee shall terminate upon (a) full payment of the Redemption Price of all the Preferred Securities, (b) full payment of the amounts payable in accordance with the Trust Agreement upon liquidation of the Trust, or (c) distribution of the Debentures to the Holders of the Preferred Securities. Notwithstanding the foregoing, this Preferred Securities Guarantee shall continue to be effective or shall be reinstated, as the case may be, if at any time any Holder of Preferred Securities must restore payment of any sums paid under the Preferred Securities or under this Preferred Securities Guarantee.

                                  ARTICLE VIII
                                 INDEMNIFICATION

         Section 8.1. Exculpation.

         (a) No Indemnified Person shall be liable, responsible or accountable in damages or otherwise to the Guarantor or any Covered Person for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Indemnified Person in good faith in accordance with this Preferred Securities Guarantee and in a manner that such Indemnified Person reasonably believed to be within the scope of the authority conferred on such Indemnified Person by this Preferred Securities Guarantee or by law, except that an Indemnified Person shall be liable for any such loss, damage or claim incurred by reason of such Indemnified Person's negligence or willful misconduct with respect to such acts or omissions.

         (b) An Indemnified Person shall be fully protected in relying in good faith upon the records of the Guarantor and upon such information, opinions, reports or statements presented to the Guarantor by any Person as to matters the Indemnified Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Guarantor, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits, losses, or any other facts pertinent to the existence and amount of assets from which Distributions to the Holders of the Preferred Securities might properly be paid.

         Section 8.2. Indemnification. The Guarantor agrees to indemnify each Indemnified Person for, and to hold each Indemnified Person harmless against, any loss, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of the trust or trusts hereunder, including the costs and expenses (including reasonable legal fees and expenses) of defending itself against, or investigating, any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder. The obligation to indemnify as set forth in this Section 8.2 shall survive the termination of this Preferred Securities Guarantee.

                                   ARTICLE IX
                                  MISCELLANEOUS

         Section 9.1. Successors and Assigns. All guarantees and agreements contained in this Preferred Securities Guarantee shall bind the successors, assigns, receivers, trustees and representatives of the Guarantor and shall inure to the benefit of the Holders of the Preferred Securities then outstanding.

         Section 9.2. Amendments. Except with respect to any changes that do not materially and adversely affect the rights of the Holders (in which case no consent of the Holders will be required), this Preferred Securities Guarantee may only be amended with the prior approval of the Holders of at least a Majority in Liquidation Amount of the Preferred Securities. The provisions of
Article VI of the Trust Agreement with respect to meetings of the Holders of the Preferred Securities apply to the giving of such approval.

         Section 9.3. Notices. All notices provided for in this Preferred Securities Guarantee shall be in writing, duly signed by the party giving such notice, and shall be delivered, telecopied or mailed by registered or certified mail, as follows:

         (a) If given to the Guarantee Trustee, at the Guarantee Trustee's mailing address set forth below (or such other address as the Guarantee Trustee may give notice of to the Holders of the Preferred Securities):

                           State Street Bank and Trust Company of Connecticut, National Association
                           225 Asylum Street, Goodwin Square
                           Hartford, Connecticut 06103
                           Attention: Corporate Trust Department

with a copy to:            State Street Bank and Trust Company
                           2 Avenue de Lafayette
                           Boston, Massachusetts 02110
                           Attention: Corporate Trust Department

         (b) If given to the Guarantor, at the Guarantor's mailing address set forth below (or such other address as the Guarantor may give notice of to the Holders of the Preferred Securities):

                           First Banks, Inc.
                           600 James S. McDonnell Boulevard
                           Mail Code 014
                           Hazelwood, Missouri  63042
                           Attention: Chief Financial Officer

         (c) If given to any Holder of Preferred Securities, at the address set forth on the books and records of the Trust.

         All such notices shall be deemed to have been given when received in person, telecopied with receipt confirmed, or mailed by first class mail, postage prepaid except that if a notice or other document is refused delivery or cannot be delivered because of a changed address of which no notice was given, such notice or other document shall be deemed to have been delivered on the date of such refusal or inability to deliver.

         Section 9.4. Benefit. This Preferred Securities Guarantee is solely for the benefit of the Holders of the Preferred Securities and, subject to
Section  3.1(a),  is not separately  transferable  from the Preferred
Securities.

         Section 9.5. Governing Law. THIS PREFERRED SECURITIES GUARANTEE SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF MISSOURI.





         [The remainder of this page has been left blank intentionally]

                  This Preferred Securities Guarantee is executed as of the day and year first above written.


                           FIRST BANKS, INC.


                           By:
                              -------------------------------------------------
                           Its:
                               ------------------------------------------------



                           STATE STREET BANK AND TRUST COMPANY OF CONNECTICUT, NATIONAL ASSOCIATION, as Property Trustee


                           By:
                              -------------------------------------------------
                           Its:
                               ------------------------------------------------

                                                                     Exhibit 5.1



                        [Jackson Walker LLP Letterhead]












                                October 15, 2001



First Banks,  Inc.
135 North Meramec
St. Louis, Missouri 63105

First Preferred Capital Trust III
135 North Meramec
St. Louis, Missouri 63105

         Re: First Preferred Capital Trust III      % Cumulative Trust Preferred
             Securities

Ladies and Gentlemen:

         We have acted as counsel to First Banks, Inc., a Missouri corporation (the "Company"), and First Preferred Capital Trust III, a statutory business trust created under the laws of Delaware (the "Trust"), in connection with the proposed issuance of: (i) % Cumulative Trust Preferred Securities (the "Preferred Securities") of the Trust pursuant to the terms of the Amended and Restated Trust Agreement between the Company and State Street Bank and Trust Company, as Property Trustee (the "Trust Agreement"), to be offered in an underwritten public offering; and (ii) Subordinated Debentures (the "Subordinated Debentures") of the Company pursuant to the terms of an indenture between the Company and State Street Bank and Trust Company of Connecticut, National Association, as Trustee (the "Indenture"), to be sold by the Company to the Trust; and the proposed execution and delivery by the Company of the Preferred Securities Guarantee Agreement with respect to the Preferred Securities (the "Guarantee") between the Company and State Street Bank and Trust Company, as Guarantee Trustee.

         The Preferred Securities and the Subordinated Debentures are to be issued as contemplated by the registration statement on Form S-2 dated October 15, 2001 (the "Registration Statement") to be filed by the Company and the Trust with the Securities and Exchange Commission to register the issuances of the Preferred Securities, the Subordinated Debentures and the Guarantee under the Securities Act of 1933, as amended (the "Act"). Except as otherwise indicated, the terms utilized herein have the meaning ascribed to them in the Registration Statement.

First Banks, Inc.
First Preferred Capital Trust III
October 15, 2001
Page 2



         In rendering this opinion we have examined originals or copies, certified or otherwise identified to our satisfaction, of documents, corporate records and other instruments as we have deemed necessary or appropriate for purposes of this opinion including: (i) the Registration Statement; (ii) the Form of Indenture included as an exhibit to the Registration Statement; (iii) the Form of the Subordinated Debenture included as an exhibit to the Registration Statement; (iv) the Form of original Trust Agreement, included as an exhibit to the Registration Statement; (v) the form of Amended and Restated Trust Agreement included as an exhibit to the Registration Statement; (vi) the Form of Guarantee included as an exhibit to the Registration Statement; and
(vii) the Form of Preferred Security Certificate included as an exhibit to the Registration Statement (collectively the "Documents"). Our opinion is premised and conditioned on the accuracy of the facts contained in the Documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies, the authenticity of the originals of such latter documents, the genuineness of all signatures and the correctness of all representations made therein and on the assumption that the transactions contemplated therein will be consummated in the manner described therein. In particular, and without limiting the scope of the preceding sentence, we have assumed for purposes of our opinion that the trustees of the Trust will conduct the affairs of the Trust in accordance with the Trust Agreement. We have further assumed that there are no agreements or understandings contemplated therein other than those contained in the Documents.

         In our examination related to delivery of this opinion, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies and the authenticity of the originals of such copies. In examining documents executed by parties other than the Company or the Trust, we have assumed that such parties had the power, corporate or otherwise, to enter into and perform all obligations thereunder and have also assumed the due authorization by all requisite action, corporate or otherwise, and execution and delivery by such parties of such documents and that, except as set forth in paragraphs (1) and (2) below, such documents constitute valid and binding obligations of such parties. In addition, we have assumed that the Amended and Restated Trust Agreement of the Trust, the Preferred Securities of the Trust, the Guarantee, the Subordinated Debentures and the Indenture, when executed, will be executed in substantially the form reviewed by us. As to any facts material to the opinions expressed herein which were not independently established or verified, we have relied upon oral or written statements and representations of officers, trustees, and other representatives of the Company, the Trust, and others.

         We are members of the bar of the state of Texas, and we express no opinion as to the laws of any other jurisdiction.

First Banks, Inc.
First Preferred Capital Trust III
October 15, 2001
Page 3



         Based upon and subject to the foregoing and to other qualifications and limitations set forth herein, we are of the opinion that:

        1. After the Indenture has been duly executed and delivered, the Subordinated Debentures, when duly executed, delivered, authenticated and issued in accordance with the Indenture and delivered and paid for as contemplated by the Registration Statement, will be valid and binding obligations of the
                  Company, entitled to the benefits of the Indenture and enforceable against the Company in accordance with their terms, except to the extent that enforcement thereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium, or other similar laws now or hereafter in effect relating to creditors' rights generally, and (ii) general principles of equity regardless of whether enforceability is considered in a proceeding at law or in equity.

        2. The Guarantee, when duly executed and delivered by the parties hereto, will be a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except to the extent that enforcement thereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium, or other similar laws now or hereafter in effect relating to creditors' rights generally, and (ii) general principles of equity regardless of whether enforceability is considered in a proceeding at law or in equity.

         We hereby consent to the reference to us under the caption "Legal Matters" in the Prospectus forming a part of the Registration Statement and to the inclusion of this legal opinion as an Exhibit to the Registration Statement.

                                                     Very truly yours,


                                                     /s/ JACKSON WALKER L.L.P.
                                                     -------------------------

                                                                     Exhibit 5.2



                  [Richards, Layton & Finger P.A. Letterhead]






                                October 15, 2001



First Banks, Inc.
135 North Meramec
Clayton, Missouri  63105

                  Re:      First Preferred Capital Trust III
                           ---------------------------------

Ladies and Gentlemen:

                  We have acted as special Delaware counsel for First Banks, Inc., a Missouri corporation (the "Company") and First Preferred Capital Trust III, a Delaware business trust (the "Trust") in connection with the matters set forth herein. At your request, this opinion is being furnished to you.

                  For purposes of giving the opinions hereinafter set forth, our examination of documents has been limited to the examination of originals or copies of the following:

                  (a) The Certificate of Trust of the Trust, as filed with the office of the Secretary of State of the State of Delaware (the "Secretary of State") on October 11, 2001;

                  (b) The Trust Agreement of the Trust, dated as of October 11, 2001, among the Company and the trustees named therein;

                  (c) The Registration Statement (the "Registration Statement") on Form S-2, including a preliminary prospectus with respect to the Trust (the "Prospectus"), relating to the Cumulative Trust Preferred Securities of the Trust representing preferred undivided beneficial interests in the Trust (each, a "Preferred Security" and collectively, the "Preferred Securities"), as filed by the Company and the Trust with the Securities and Exchange Commission on or about October 15, 2001.

                  (d) A form of Amended and Restated Trust Agreement for the Trust, to be entered into between the Company, the trustees of the Trust named therein, and the holders, from time to time, of the undivided beneficial interests in the assets of such Trust (including the Exhibits thereto) (the "Trust Agreement"), attached as an exhibit to the Registration Statement; and

First Banks, Inc.
October 15, 2001
Page 2



                  (e)     A   Certificate   of   Good  Standing  for the  Trust,
dated October 15, 2001, obtained from the Secretary of State.

                  Initially capitalized terms used herein and not otherwise defined are used as defined in the Trust Agreement.

                  For purposes of this opinion, we have not reviewed any documents other than the documents listed in paragraphs (a) through (e) above. In particular, we have not reviewed any document (other than the documents listed in paragraphs (a) through (e) above) that is referred to in or incorporated by reference into the documents reviewed by us. We have assumed that there exists no provision in any document that we have not reviewed that is inconsistent with the opinions stated herein. We have conducted no independent factual investigation of our own but rather have relied solely upon the foregoing documents, the statements and information set forth therein and the additional matters recited or assumed herein, all of which we have assumed to be true, complete and accurate in all material respects.

                  With respect to all documents  examined by us, we have assumed
(i) the  authenticity of all documents  submitted to us as authentic  originals,
(ii) the conformity with the originals of all documents submitted to us as copies or forms, and (iii) the genuineness of all signatures.

                  For  purposes of this  opinion,  we have  assumed (i) that the
Trust Agreement will constitute the entire agreement among the parties thereto with respect to the subject matter thereof, including with respect to the creation, operation and termination of the applicable Trust, and that the Trust Agreement and the Certificate of Trust will be in full force and effect and will not be amended, (ii) except to the extent provided in paragraph 1 below, the due organization or due formation, as the case may be, and valid existence in good standing of each party to the documents examined by us under the laws of the jurisdiction governing its organization or formation, (iii) the legal capacity of natural persons who are parties to the documents examined by us, (iv) that each of the parties to the documents examined by us has the power and authority to execute and deliver, and to perform its obligations under, such documents,
(v) the due authorization, execution and delivery by all parties thereto of all documents examined by us, (vi) the receipt by each Person to whom a Preferred Security is to be issued by the Trust (collectively, the "Preferred Security Holders") of a Preferred Security Certificate for such Preferred Security and the payment for such Preferred Security, in accordance with the Trust Agreement and the Registration Statement, and (vii) that the Preferred Securities are authenticated, issued and sold to the Preferred Security Holders in accordance with the Trust Agreement and the Registration Statement. We have not participated in the preparation of the Registration Statement or the Prospectus and assume no responsibility for their contents.

First Banks, Inc.
October 15, 2001
Page 3

                  This opinion is limited to the laws of the State of Delaware (excluding the securities laws of the State of Delaware), and we have not considered and express no opinion on the laws of any other jurisdiction, including federal laws and rules and regulations relating thereto. Our opinions are rendered only with respect to Delaware laws and rules, regulations and orders thereunder which are currently in effect.

                  Based upon the foregoing, and upon our examination of such questions of law and statutes of the State of Delaware as we have considered necessary or appropriate, and subject to the assumptions, qualifications, limitations and exceptions set forth herein, we are of the opinion that:

                  1. The Trust has been duly created and is validly existing in good standing as a business trust under the Business Trust Act.

                  2. The Preferred Securities of the Trust will represent valid and, subject to the qualifications set forth in paragraph 3 below, fully paid and nonassessable beneficial interests in the assets of the Trust.

                  3. The Preferred Security Holders, as beneficial owners of the Trust, will be entitled to the same limitation of personal liability extended to stockholders of private corporations for profit organized under the General Corporation Law of the State of Delaware. We note that the Preferred Security Holders may be obligated to make payments as set forth in the Trust Agreement.

                  We consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement. We hereby consent to the use of our name under the heading "Legal Matters" in the Prospectus. In giving the foregoing consents, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

                                           Very truly yours,



                                           /s/Richards, Layton, & Finger P.A.
                                           ----------------------------------


EAM

                                                                     Exhibit 8.1






                                October 15, 2001


First Banks, Inc.
135 North Meramec
Clayton, Missouri 63105

First Preferred Capital Trust III
135 North Meramec
Clayton, Missouri 63105

         Re: First Preferred Capital Trust III, ___% Cumulative Trust Preferred Securities

Ladies and Gentlemen:

         We have acted as federal income tax counsel for First Banks, Inc., a Missouri corporation (the "Company"), and First Preferred Capital Trust III, a statutory business trust created under the laws of Delaware (the "Trust"), in connection with the proposed issuance of: (i) __% Cumulative Trust Preferred Securities of the Trust (the "Preferred Securities") pursuant to the terms of the Amended and Restated Trust Agreement between the Company and the trustees named therein (the "Trust Agreement"); (ii) subordinated debentures of the Company (the "Subordinated Debentures") pursuant to the terms of an indenture from the Company to State Street Bank and Trust Company of Connecticut, National Association, as Trustee (the "Indenture"); and (iii) the Preferred Securities Guarantee Agreement of the Company with respect to the Preferred Securities (the "Guarantee") between the Company and State Street Bank and Trust Company of Connecticut, National Association, as Guarantee Trustee. The Preferred Securities and the Subordinated Debentures are to be issued as contemplated by the registration statement on Form S-2 dated October 15, 2001 (the "Registration Statement") to be filed by the Company and the Trust to register the issuances of the Preferred Securities, the Subordinated Debentures and the Guarantee under the Securities Act of 1933, as amended. In connection with our engagement, we have participated in the preparation of the discussion set forth under the caption "Federal Income Tax Consequences" in the Registration Statement. Except as otherwise indicated, defined terms used herein have the meanings given to them in the Registration Statement.

         In rendering this opinion, we have examined such documents, records and other instruments as we have deemed necessary or appropriate, including, without limitation: (i) the Registration Statement; (ii) the form of Indenture attached as an exhibit to the Registration Statement; (iii) the form of the Subordinated Debenture attached as an exhibit to the Registration Statement; (iv) the form of Trust Agreement, attached as an exhibit to the Registration Statement; (v) the form of Amended and Restated Trust Agreement, attached as an exhibit to the Registration Statement; (vi) the form of Guarantee attached as an exhibit to the Registration Statement; and (vii) the form of Preferred Security Certificate attached as an exhibit to the Registration Statement (collectively the "Documents"). Our opinion is premised and conditioned on the accuracy of the facts contained in the Documents, the correctness of all representations made in the Documents, the assumption that the final Documents will be substantially identical to the forms of the Documents attached as exhibits to the Registration Statement, the assumption that the transactions contemplated by the Documents will be consummated in the manner described in the Documents, and the assumption that there will be full compliance with all of the terms of the final Documents. In particular, and without limiting the scope of the preceding sentence, we have assumed for purposes of our opinion that the trustees will conduct the affairs of the Trust in accordance with the Trust Agreement.

         In rendering this opinion, we have also relied, without independent investigation or verification, upon the initial and continuing accuracy of the following certifications on behalf of the Company or the Trust, the initial and continuing accuracy of which constitute an integral basis for the opinions expressed herein:

         1. The Company and the Trust intend to create a debtor-creditor relationship between the Company, as debtor, and the Trust, as creditor, upon the issuance of the Subordinated Debentures to the Trust by the Company, and the Company and the Trust will:
                  (i) record and at all times continue to reflect the Subordinated Debentures as indebtedness of the Company on their respective separate books and records for financial accounting purposes; and (ii) treat the Subordinated Debentures as indebtedness of the Company for all United States federal income tax purposes.

         2.       The sole assets of the Trust will be the Subordinated
                  Debentures.

         3. The Company has no present intent to exercise its right to defer payments of interest by extending the interest payment period on the Subordinated Debentures.

         4. The Company believes that the likelihood that it would exercise its right to defer payments of interest by extending the interest payment period on the Subordinated Debentures is remote because of the resulting (i) restrictions that would be imposed on the Company's ability to pay dividends on its outstanding equity and its ability to make payments on its outstanding debt securities that rank pari passu or junior to the Subordinated Debentures, and (ii) adverse effect on the Company's cost of, and ability to raise, capital in the future.

         5. The Company expects that it will be able to cause its subsidiaries to (i) pay dividends, and, as necessary, (ii) make payments of principal and interest pursuant to the terms of any outstanding intercompany note between the Company and any of its subsidiaries in amounts and at times sufficient to enable the Company to make timely payments of interest and principal on the Subordinated Debentures.

         6. The Company has and expects to continue to have material amounts of trade accounts payable.

         7. There has been no material payment default by the Company with respect to any of its currently or previously outstanding debt.

         Accordingly, subject to the assumptions, qualifications, and conditions set forth therein and in this opinion:

                  the legal conclusions within the discussion set forth under the caption "Federal Income Tax Consequences" in the Registration Statement constitute the opinion of this firm with respect to the United States federal income tax matters specifically addressed therein.

         This opinion is based on the Internal Revenue Code of 1986, as amended, United States Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in existence and in effect on the date hereof and all of which are subject to change, possibly on a retroactive basis. Any such changes could have a material impact upon the conclusions reached herein. Our opinion is not binding on the Internal Revenue Service ("IRS") or the courts. The authorities on which this opinion is based are subject to various interpretations and there is no clear legal precedent dealing with the federal income tax characterization of securities similar to the Subordinated Debentures and the Preferred Securities. The IRS has issued a Notice (Notice 94-47, 1994-1 C.B. 357) indicating that it intends to closely scrutinize securities similar to those contemplated to be issued in the transactions here in question. Accordingly, there can be no assurance that the IRS will not challenge the opinions expressed herein or that a court would not sustain such a challenge.

         We specifically note that we are rendering no opinion as to the state, local or foreign tax consequences associated with the Trust, the Subordinated Debentures or the Preferred Securities nor do we render any opinion as to any United States federal income tax consequences related thereto except as expressly addressed herein. Additionally, we undertake no obligation to update this opinion in the event there is (i) a change in the legal authorities, the facts (including the taking of any action by any party to any of the transactions described in the Documents relating to such transactions) or the Documents on which this opinion is based, or (ii) any inaccuracy in any of the representations or warranties upon which we have relied in rendering this opinion.

         We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, and to the use of our name under the headings "Federal Income Tax Consequences" and "Legal Matters" in the Registration Statement.

                                                     Sincerely,

                                                     /s/ Jackson Walker L.L.P.
                                                     --------------------------
                                                     Jackson Walker L.L.P.

                                                                    Exhibit 10.6
                            SECURED CREDIT AGREEMENT



                          ($120,000,000 Revolving Loan)

                           dated as of August 23, 2001


                                      among


                                FIRST BANKS, INC.

                                       and

                          THE LENDERS SIGNATORY HERETO


                                       and


                WELLS FARGO BANK MINNESOTA, NATIONAL ASSOCIATION
                                    as Agent



                     WELLS FARGO BANK, NATIONAL ASSOCIATION
                   as Sole Lead Arranger and Sole Book Runner





                                TABLE OF CONTENTS

ARTICLE I.  DEFINITIONS AND ACCOUNTING TERMS......................................................................1

         Section 1.01 Defined Terms...............................................................................1
         Section 1.02 Accounting Terms............................................................................8

ARTICLE II.  AMOUNT AND TERMS OF REVOLVING LOAN...................................................................8

         Section 2.01 Advances....................................................................................8
         Section 2.02 Interest....................................................................................9
         Section 2.03 Margins....................................................................................11
         Section 2.04 Payments...................................................................................12
         Section 2.05 Commitment Fee.............................................................................12
         Section 2.06 Termination or Reduction of the Commitments................................................13
         Section 2.07 Voluntary Prepayments......................................................................13
         Section 2.08 Computation of Interest and Fees...........................................................13
         Section 2.09 Making of Payments.........................................................................13
         Section 2.10 Payment on Nonbusiness Days................................................................13
         Section 2.11 Use of Proceeds............................................................................14
         Section 2.12 Fees on Advances and Indemnity.............................................................14
         Section 2.13 Capital Adequacy...........................................................................15
         Section 2.14 Failure of Any Lender to Make Advances.....................................................16

ARTICLE III.  CONDITIONS PRECEDENT...............................................................................16

         Section 3.01 Initial Conditions Precedent...............................................................16
         Section 3.02 Conditions Precedent to All Advances.......................................................17

ARTICLE IV. REPRESENTATIONS AND WARRANTIES.......................................................................18

         Section 4.01 Corporate Existence and Power..............................................................18
         Section 4.02 Authorization of Borrowing; No Conflict as to Law or Agreements............................18
         Section 4.03 Legal Agreements...........................................................................18
         Section 4.04 Subsidiaries...............................................................................18
         Section 4.05 Financial Condition........................................................................19
         Section 4.06 Adverse Change.............................................................................19
         Section 4.07 Litigation.................................................................................19
         Section 4.08 Regulation U...............................................................................19
         Section 4.09 Taxes......................................................................................19
         Section 4.10 Titles.....................................................................................19
         Section 4.11 ERISA......................................................................................19

ARTICLE V. AFFIRMATIVE COVENANTS.................................................................................20

         Section 5.01 Reporting Requirements.....................................................................20
         Section 5.02 Books and Records; Inspection and Examination..............................................21
         Section 5.03 Compliance with Laws.......................................................................21
         Section 5.04 Payment of Taxes and Other Claims..........................................................22
         Section 5.05 Operations.................................................................................22
         Section 5.06 Insurance..................................................................................22
         Section 5.07 Preservation of Corporate Existence........................................................22
         Section 5.08 Additional Collateral......................................................................22

ARTICLE VI. NEGATIVE COVENANTS...................................................................................22

         Section 6.01 Liens......................................................................................22
         Section 6.02 Indebtedness...............................................................................23
         Section 6.03 Guaranties.................................................................................23
         Section 6.04 Dividends..................................................................................23
         Section 6.05 Consolidation and Merger...................................................................24
         Section 6.06 Subordinated Debt..........................................................................24
         Section 6.07 Restrictions on Nature of Business.........................................................24
         Section 6.08 Negative Pledges; Subsidiary Restrictions..................................................24
         Section 6.09 Issuance of Additional Stock...............................................................24

ARTICLE VII. FINANCIAL COVENANTS.................................................................................25

         Section 7.01 Total Risk Based Capital Ratio.............................................................25
         Section 7.02 Tier I Risk Based Capital Ratio............................................................25
         Section 7.03 Leverage...................................................................................25
         Section 7.04 Minimum Return on Assets...................................................................25
         Section 7.05 Maximum Non-Performing Assets..............................................................25
         Section 7.06 Allowance for Loan and Lease Losses........................................................25

ARTICLE VIII. EVENTS OF DEFAULT, RIGHTS AND REMEDIES.............................................................25

         Section 8.01 Events of Default..........................................................................25
         Section 8.02 Rights and Remedies........................................................................28
         Section 8.03 Offset.....................................................................................28

ARTICLE IX. THE AGENT............................................................................................29

         Section 9.01 Authorization..............................................................................29
         Section 9.02 Distribution of Payments and Proceeds......................................................29
         Section 9.03 Expenses...................................................................................30
         Section 9.04 Payments Received Directly by Lenders......................................................30
         Section 9.05 Indemnification............................................................................30
         Section 9.06 Limitations on Agent's Power...............................................................30
         Section 9.07 Exculpation................................................................................31
         Section 9.08 Agent and Affiliates.......................................................................31
         Section 9.09 Credit Investigation.......................................................................31
         Section 9.10 Resignation................................................................................31
         Section 9.11 Assignments................................................................................32
         Section 9.12 Participations.............................................................................32
         Section 9.13 Disclosure of Information..................................................................33

ARTICLE X. MISCELLANEOUS.........................................................................................34

         Section 10.01 No Waiver; Cumulative Remedies............................................................34
         Section 10.02 Amendments, Etc...........................................................................34
         Section 10.03 Notice....................................................................................34
         Section 10.04 Costs and Expenses........................................................................34
         Section 10.05 Indemnification by Borrower...............................................................35
         Section 10.06 Execution in Counterparts.................................................................35
         Section 10.07 Binding Effect, Assignment................................................................35
         Section 10.08 Governing Law.............................................................................35
         Section 10.09 Consent to Jurisdiction...................................................................35
         Section 10.10 Severability of Provisions................................................................35
         Section 10.11 Prior Agreements..........................................................................36
         Section 10.12 Headings..................................................................................36

Exhibit A               --     Revolving Loan Commitment Amounts
Exhibit B               --     Compliance Certificate
Exhibit C               --     Note
Exhibit D               --     FBA Security Agreement
Exhibit E               --     Pledge Agreement
Exhibit F               --     Third Party Pledge Agreement
Exhibit G               --     Intercompany Note
Schedule 4.04           --     Bank Subsidiaries
Schedule 4.07           --     Litigation
Schedule 6.01           --     Existing Liens
Schedule 6.02           --     Indebtedness
Schedule 6.03           --     Liabilities

                            SECURED CREDIT AGREEMENT


                  THIS SECURED CREDIT AGREEMENT dated as of August 23, 2001, is entered into by and among FIRST BANKS, INC., a Missouri corporation ("Borrower"), the financial institutions that have executed this Agreement as lenders (each individually a "Lender" and collectively the "Lenders"), and WELLS FARGO BANK MINNESOTA, NATIONAL ASSOCIATION, a national banking association, as Agent.

                                WITNESSETH THAT:

                  WHEREAS Borrower and certain banks were party to a Second Amended and Restated Secured Credit Agreement dated as of August 24, 2000 (the OExisting Credit AgreementO) pursuant to which such banks had severally made available to Borrower a revolving credit facility in the aggregate amount of One Hundred Twenty Million Dollars ($120,000,000);

                  WHEREAS Borrower has requested that the Lenders make available a new revolving credit facility in the amount of One Hundred Twenty Million Dollars ($120,000,000);

                  WHEREAS Borrower, the Lenders and Agent desire to enter into this Secured Credit Agreement in replacement of the Existing Credit Agreement, thereby making available to Borrower the requested revolving credit facility; and

                  WHEREAS the Lenders are willing severally to provide such revolving credit facility to Borrower, subject to the terms and conditions hereinafter set forth;

                  NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereto hereby agree as follows:

                                   ARTICLE I.

                        DEFINITIONS AND ACCOUNTING TERMS

                  Section 1.01.  Defined Terms. As used in this  Agreement,  the
                                 -------------
following terms have the following meanings (terms defined in the singular to have the same meaning when used in the plural and vice versa):

                  "Advance" means an advance by the Lenders to the Borrower pursuant to Article II.

                  "Additional Lender" means a financial institution that becomes a Lender pursuant to the procedures set forth in Section 9.11.
                                                          ------------
                  "Affiliate" means any Person (1) which directly or indirectly controls, or is controlled by, or is under common control with, the Borrower or any Subsidiary; (2) which directly or indirectly beneficially owns or holds five percent (5%) or more of any class of voting stock of Borrower or any Subsidiary; or (3) five percent (5%) or more of the voting stock of which is directly or indirectly beneficially owned or held by Borrower or any Subsidiary. The term "Control" for the purposes of this Agreement means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise. For the purposes of the foregoing definition, a shareholder of Borrower shall not be deemed to be directly or indirectly controlling or controlled by the Borrower or a subsidiary, provided the person in question will not receive any proceeds from the Loans.

                  "Agent"   means   Wells   Fargo   Bank   Minnesota,   National
         Association, acting in its capacity as Agent pursuant to Article IX hereof, or any duly appointed successor.

                  "Agreement" means this Secured Credit Agreement, as amended, supplemented or modified from time to time.

                  "Bank Business Day" means a day other than a Saturday, Sunday, United States national holiday or other day on which banks in Minnesota are permitted or required by law to close.

                  "Bank Subsidiary"  means any direct or indirect  Subsidiary of the Borrower which is a bank or thrift institution, including, without limitation the financial institutions listed in Schedule 4.04 hereof
                                                            -------------
         and, beginning one year following the acquisition thereof, any bank or thrift institution subsequently becoming a direct or indirect Subsidiary of the Borrower.

                  "Base Rate" means the rate of interest publicly announced from time to time by the Agent as its "prime" or "base" rate or, if the Agent ceases to announce a rate so designated, any similar successor rate designated by the Agent.

                  "Borrower" has the meaning assigned to such term in the preamble of this Agreement.

                  "Borrowing" means a borrowing under Article II consisting of Advances made to the Borrower by each of the Lenders severally.

                  "Capitalized Lease" of a Person means any lease of property by such Person as lessee which would be capitalized on a balance sheet of such Person prepared in accordance with GAAP.

                  "Collateral" means all property which is subject or is to be subject to the Liens granted by the Pledge Agreement and the FBA Security Agreement.

                  "Commitments" means the several commitments of the Lenders in the aggregate original principal amount of $120,000,000, as such amount may be reduced from time to time pursuant to Section 2.06 hereof. When
                                                      ------------
         used with reference to a particular Lender, "Commitment" means that Lender's obligation to make Advances in an aggregate amount equal to its Commitment Amount.

                  "Commitment Amount" means, with respect to each Lender, the amount set forth opposite that Lender's name on Exhibit A, as that
                                                              ---------
         amount may be adjusted  from time to time  pursuant to Section  2.06 or
                                                                -------------
         any assignment made pursuant to Section 9.11.
                                         ------------
                  "Compliance Certificate" means a certificate in substantially the form of Exhibit B, or such other form as the Borrower and the
                      ----------
         Required Lenders may from time to time agree upon in writing, executed by the chief financial officer of the Borrower, stating (i) that any financial statements delivered therewith have been prepared in accordance with GAAP, subject to year-end audit adjustments, (ii) whether or not such officer has knowledge of the occurrence of any Default or Event of Default hereunder not theretofore reported and remedied and, if so, stating in reasonable detail the facts with respect thereto, (iii) all relevant facts in reasonable detail to evidence, and the computations as to, whether or not the Borrower is in compliance with the Financial Covenants, and (iv) all relevant facts in reasonable detail to evidence, and the computations as to, whether or not the Borrower is in compliance with the other Financial Covenants.

                  "Default"  means any of the events  specified in Section 8.01,
                                                                   ------------
         whether or not any requirement for the giving of notice, the lapse of time, or both, or any other condition, has been satisfied.

                  "ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations and published interpretations thereof.

                  "ERISA Affiliate" means any trade or business (whether or not incorporated) which together with the Borrower would be treated as a single employer under Section 4001 of ERISA.

                  "Equity Capital" of a Bank Subsidiary means the aggregate of its perpetual preferred stock (and related surplus), common stock, surplus (excluding all surplus related to perpetual preferred stock), undivided profits and capital reserves, plus its net unrealized holding gains (or minus its net realized holding losses) on available-for-sale securities.

                  "Eurodollar Business Day" means a Bank Business Day on which dealings in U.S. dollar deposits are carried on in the London interbank market.

                  "Eurodollar  Rate"  means the annual  rate equal to the sum of
         (i) the rate obtained by dividing (a) the rate (rounded up to the nearest 1/16 of 1%) determined by the Agent as of 11:00 a.m. London, England time on the second Eurodollar Business Day prior to the date such rate is to become effective to be the average rate at which U.S. dollar deposits are offered or available to banks in the London interbank market for funds to be made available on the first day of any Interest Period in an amount approximately equal to the amount for which a Eurodollar Rate quotation has been requested and maturing at the end of such Interest Period, by (b) a percentage equal to 100% minus the Federal Reserve System reserve requirement (expressed as a percentage) applicable to such deposits, and (ii) the applicable Margin. In making such determination, the Agent shall utilize Telerate page 3750 under the heading OBritish Bankers Association LIBOR ratesO in the column designated OUSD,O as published by Bridge Information Systems, Inc., or such other comparable source as may be available to the Agent in the event such Telerate page is no longer published or readily available.

                  "Eurodollar Rate Funding" means a Borrowing or any portion thereof, or any other portion of the principal balance of the Notes, that bears interest at a Eurodollar Rate.

                  "Event  of  Default"  means  any of the  events  specified  in
         Section 8.01,  provided that any  requirement for the giving of notice,
         ------------
         the lapse of time, or both, or any other applicable condition, has been satisfied.

                  "Existing Credit Agreement" has the meaning assigned to such term in the recitals to this Agreement.

                  "FBA" means First Banks America, Inc., a Delaware corporation.

                  "FBA Security Agreement" means the security agreement in the form of Exhibit D, whereby FBA grants a security interest to the Borrower in all its stock of San Francisco Company to secure the Intercompany Note.

                  "Federal Funds Rate" means at any time an interest rate per annum equal to the weighted average of the rates for overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published for such day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day which is a Bank Business Day, the average, determined by the Agent, of the quotations for such day for such transactions received by the Agent from three federal funds brokers of recognized standing selected by it, it being understood that the Federal Funds Rate for any day which is not a Bank Business Day shall be the Federal Funds Rate for the next preceding Bank Business Day.

                  "Financial Covenants" means any covenant contained in Article VII.

                  "First Bank (California)" means First Bank and Trust, a California state bank.

                  "First Bank (Missouri)" means First Bank, a Missouri state bank.

                  "Floating Rate" means, at any time, an annual rate equal to the greater of:

                  (i)      the Base Rate; or

                  (ii)     the Federal Funds Rate, plus 50 basis points (0.50%);

         The Floating Rate shall change when and as the Base Rate or Federal Funds Rate changes.

                  "Funded Debt" of the Borrower means (without duplication) (i) all indebtedness of the Borrower for borrowed money; (ii) indebtedness evidenced by bonds, notes or similar written debt instruments; and
         (iii) the face amount of all letters of credit and bankers' acceptances issued for the account of the Borrower, and without duplication, all drafts drawn thereunder;  provided, however, that in no event shall any
                                   --------  -------
         calculation  of Funded Debt  include  Subordinated  Debt or debt of the type referred to in Section 6.02(b) or 6.02(c).

                  "Funded Debt Ratio" means the ratio of Funded Debt to Net Income of the Borrower for the most recent period of four fiscal quarters.

                  "GAAP" means generally accepted accounting principles applied on a basis consistent with the accounting practices applied in the financial statements described in Section 4.05.
                                           ------------
                  "Interest Period" means, with respect to any Eurodollar Rate Funding (except as provided below on the Closing Date of this Agreement), a period of one, two, three or six months beginning on a Eurodollar Business Day, as elected by the Borrower. Each Interest Period shall end on the day in the final month of such Interest Period that immediately precedes the date which numerically corresponds to the first day of such Interest Period, except that (i) if such final month has no numerically corresponding day, then the Interest Period shall end on the last Eurodollar Business Day of such month, and (ii) if an Interest Period would otherwise end on a day which is not a Eurodollar Business Day, such Interest Period shall end on the next following Eurodollar Business Day, unless such next following Eurodollar Business Day is the first Eurodollar Business Day of a month, in which case such Interest Period shall end on the next preceding Eurodollar Business Day.

                  "Intercompany Note" means the revolving promissory note in the form of Exhibit G, whereby FBA promises to repay certain obligations
                 ---------
         incurred to the Borrower.

                  "Lender" or "Lenders" has the meaning assigned to such term in the preamble to this Agreement.

                  "Leverage" shall be defined and calculated in accordance with Federal Reserve Board Regulation Y in the case of the Borrower and in accordance with Section 38 of the Federal Deposit Insurance Act in the case of a Bank Subsidiary.

                  "Lien" means any mortgage, deed of trust, lien, pledge, security interest or other charge or encumbrance, of any kind whatsoever, including but not limited to the interest of the lessor or titleholder under any Capitalized Lease, title retention contract or similar agreement.

                  "Loan Document(s)" means this Agreement, the Notes, the Pledge Agreement, the Intercompany Note, the FBA Security Agreement and the Third Party Pledge Agreement, as each may be renewed, extended, amended, rearranged, restructured, restated, replaced or otherwise modified from time to time.

                  "Loan Loss Reserve" for any Person, for any period, means the amount set forth on the most recent report on form FRY-9C filed by Borrower with the Board of Governors of the Federal Reserve System (or any successor report) applicable to such period as "Allowance for loan and lease losses."

                  "Margin" means an amount  determined  pursuant to Section 2.03
                                                                    ------------
         that is added to other amounts to determine a Eurodollar Rate.

                  "Multiemployer   Plan"  means  a  Plan  described  in  Section
         4001(a)(3) of ERISA which covers employees of a Borrower or any ERISA Affiliate.

                  "Net Income" has the meaning assigned to such term by GAAP, without reference to extraordinary items or adjustments caused solely by changes in applicable accounting principles.

                  "Non-Performing Assets" of a Bank Subsidiary means the sum of:
         (i) all loans classified as past due 90 days or more and still accruing interest; (ii) all loans classified as "non-accrual" and no longer accruing interest; (iii) all loans classified as "restructured loans and leases"; and (iv) all other "Non-Performing Assets," as reported in the then most recent call report of such Bank Subsidiary.

                  "Note" has the meaning set forth in Section 2.01.
                                                      ------------

                  "Obligations" means all debts, liabilities, obligations, covenants and duties of the Borrower arising under any of the Loan Documents, whether direct or indirect, absolute or contingent, due or to become due, and whether now existing or hereafter arising.

                  "PBGC" means the Pension Benefit Guaranty Corporation or any entity succeeding to any or all of its functions under ERISA.

                  "Percentage"   means,   with  respect  to  each  Lender,   the
         percentage  so  designated  by such Lender's name in Exhibit A, as such
                                                              ---------
         percentage may be adjusted from time to time pursuant to Section 9.11.
                                                                  ------------

                  "Permitted Acquisition" means the acquisition by the Borrower or any of its Subsidiaries of stock or other equity interests in any other Person, the consolidation or merger of any other Person into the Borrower or any of its Subsidiaries, or the transfer of any assets of any other Person to the Borrower or any of its Subsidiaries outside the ordinary course of business, in each case so long as:

                  (i) no Default or Event of Default is continuing at the time of such acquisition, consolidation, merger or transfer, or would be caused by such acquisition, consolidation, merger or transfer;

                  (ii) all authorizations of governmental agencies, bodies or authorities which are necessary to approve the acquisition have been obtained and are in full force and effect, or will be obtained contemporaneously with the making of any Advance for such purpose, and no further approval, consent, order or authorization of or designation, registration, declaration or filing with any governmental authority is required in connection therewith;

                  (iii) in the case of any consolidation or merger, the continuing or surviving corporation shall be controlled by the Borrower immediately following the transaction; provided, however, that (A) a Subsidiary
                                        --------  -------
                           may merge with and into the Borrower or another Subsidiary, but (B) under no circumstances may the Borrower merge into or consolidate with any Subsidiary; and

                  (iv) the total assets of such Person (other than the Borrower or any o its Subsidiaries) are not more than $500,000,000.

                  "Person" means an individual, partnership, corporation, business trust, joint stock company, trust, unincorporated association, joint venture, governmental authority, or other juridical entity of whatever nature.

                  "Plan" means any employee benefit or other plan established, maintained, or to which contributions have been made by the Borrower or any ERISA Affiliate.

                  "Pledge Agreement" means the collateral pledge agreement in the form of Exhibit E pledging to the Agent for the ratable benefit of
                     ---------
         the Lenders all of the stock of FBA and First Bank (Missouri) that is owned by the Borrower, certain stock acquired after the date of this Agreement, and the Intercompany Note.

                  "Primary Equity Capital" means the aggregate of the allowance for loan and lease losses, as reported in the Bank Subsidiary's then most recent call report, plus its Equity Capital.

                  "Prohibited  Transaction" means any transaction  prohibited by
         Section 406 of ERISA or Section 4975 of the Internal Revenue Code, as amended from time to time.

                  "Reportable  Event"  means  any of the  events  set  forth  in
         Section 4043 of ERISA.

                  "Required Lenders" means Lenders (including, where relevant, Additional Lenders) having an aggregate Percentage of 66 2/3% or more.

                  "Return on Assets" of a Person means the percentage determined by dividing the Net Income of such Person for the four calendar quarters immediately preceding the date of determination by its total average assets as of the end of such period. The total average assets of a Person shall be as reported in its most recent quarterly financial statements or, in the case of a Bank Subsidiary, in its most recent quarterly call report.

                  "Revolving Credit Termination Date" means August 22, 2002.

                  "San Francisco Company" means The San Francisco Company, a Delaware corporation.

                  "Subordinated Debt" means indebtedness of the Borrower or any of its Subsidiaries which is subordinated in right of payment to all indebtedness of the Borrower to any Lender, on terms that have been approved in writing by the Required Lenders and that have been noted by appropriate legend on all instruments evidencing the Subordinated Debt.

                  "Subsidiary" means, as to Borrower, any corporation with total assets exceeding $1,000,000 of which shares of stock having ordinary voting power (other than stock having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation are at the time owned, or the management of which corporation is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by the Borrower or a Subsidiary of Borrower.

                  "Third Party Pledge Agreement" means the security agreement in the form of Exhibit F, whereby San Francisco Company pledges all its stock of First Bank (California) to the Borrower to secure the Intercompany Note.

                  "Tier I Risk Based Capital Ratio" shall be defined and calculated in accordance with Federal Reserve Board Regulation Y in the case of the Borrower and in accordance with Section 38 of the Federal Deposit Insurance Act in the case of a Bank Subsidiary.

                  "Total Risk Based Capital Ratio" shall be defined and calculated in accordance with Federal Reserve Board Regulation Y in the case of the Borrower and in accordance with Section 38 of the Federal Deposit Insurance Act in the case of a Bank Subsidiary.

                  Section  1.02. Accounting  Terms.   All  accounting  terms not
                                 -----------------
specifically defined herein shall be construed in accordance with GAAP consistent with those applied in the preparation of the financial statements and reports referred to in Section 4.05, and all financial data submitted pursuant
                        ------------
to this Agreement shall be prepared in accordance with such principles.

                                   ARTICLE II.

                       AMOUNT AND TERMS OF REVOLVING LOAN

                  Section 2.01  Advances.
                                 --------

                  (a)Each Lender agrees, severally but not jointly, on the terms and subject to the conditions hereinafter set forth, to make Advances to the Borrower from time to time during the period from the date hereof to and including the Revolving Credit Termination Date in an aggregate amount not to exceed at any time outstanding that Lender's Commitment Amount. The total amount of the Advances outstanding at any time hereunder shall not exceed the Commitments. Within the limits of the Commitments, the Borrower may borrow, prepay pursuant to Section
                                                                         -------
         2.07 and reborrow  under this Section  2.01.  The Advances made by each
         ----                          -------------
         Lender shall be evidenced by and repayable in accordance with a single promissory note of the Borrower (a "Note") payable to the order of that Lender, substantially in the form of Exhibit C hereto, dated the date
                                               ---------
         hereof. The Notes shall bear interest on the unpaid principal amount thereof from the date thereof until paid as set forth in Section 2.02.
                                                                  ------------

                  (b)Each   Borrowing   under  this  Section  2.01  shall  occur
                                                     -------------
         following written or telephonic request to the Agent from the Borrower, any telephonic request to be confirmed by fax in such form as the Borrower and the Agent may agree. Each such notice or request shall specify (i) the date of the requested Borrowing, (ii) the amount thereof, and (iii) if any portion of such Borrowing will bear interest at a Eurodollar Rate, the Interest Period selected by the Borrower with respect thereto. Such notice or request must be received by the Agent not later than [1:00 p.m.] (Minneapolis time) on the Bank Business Day prior to the day on which such Borrowing is to occur or, if all or any portion of the Borrowing will bear interest at a Eurodollar Rate, not later than three Eurodollar Business Days prior to the date on which such Borrowing is to occur. Upon receiving a request for a Borrowing under this Section 2.01, and in any event not later than 2:00 p.m.
                      -------------
         (Minneapolis time) on the day that the request is received, the Agent will notify the Lenders of the amount of the requested Borrowing, the amount of each Lender's Advance with respect thereto, and, if applicable, the fact that the Borrower has elected a Eurodollar Rate and the Interest Period selected by the Borrower. Upon fulfillment of the applicable conditions set forth in Article III, each Lender shall remit its Percentage of the requested Borrowing to the Agent in immediately available funds. So long as a Lender receives notice of the requested Borrowing prior to 2:00 p.m. (Minneapolis time) on the date the request is received, that Lender will make its Advance with respect to that Borrowing available to the Agent by wire transfer of immediately available funds to the Agent not later than 11:00 a.m. (Minneapolis time) on the date called for in such notice. Prior to 12:00 noon (Minneapolis time) on the day of the requested Borrowing, the Agent shall disburse such funds by wire transferring the same to the Borrower's account number 1800000225 at First Bank (Missouri), by crediting the same to the Borrower's demand deposit account maintained with the Agent or in such other manner as the Agent and the Borrower may from time to time agree in writing. The Agent shall have no obligation to disburse the requested Borrowing if any condition set forth in Article III has not been satisfied on the day of the requested Borrowing. Each Borrowing shall be in the amount of $1,000,000 or an integral multiple of $100,000 greater than $1,000,000. The Borrower shall promptly confirm each telephonic request for an Advance by executing and delivering an appropriate confirmation certificate to the Agent. The Borrower shall be obligated to repay all Advances made to it notwithstanding the fact that the person requesting the same was not in fact authorized so to do. Any request for an Advance shall be deemed to be a representation that the statements set forth in Article IV are correct except to the extent that the same relate specifically to an earlier date.

                  (c)In the event that any one or more Lenders' obligations to make Advances at the Eurodollar Rate are suspended pursuant to Section
                                                                         -------
         2.02(d)  following  a request  for a Borrowing  that  specifies  that a
         -------
         Eurodollar Rate is to apply, such Lenders shall nevertheless be obliged to fund their respective Advances, and such Advances shall bear interest at the Floating Rate until they are repaid or until such Lenders may again make, maintain or fund Advances at the Eurodollar Rate and the Borrower requests pursuant to Section 2.02(b) that a
                                                        ----------------
         Eurodollar Rate be applicable to such Advances.

                  Section 2.02   Interest
                                 --------
                  (a)Floating Rate. Unless the Borrower elects a Eurodollar Rate pursuant to Section 2.01(b) or Subsection (b) of this Section, the
                     ----------------     ---------------
         principal  balance of the Notes  shall bear  interest  at the  Floating
         Rate.

                  (b)Conversion of Principal to Eurodollar Rates. At the election of the Borrower, which may be exercised from time to time, the Borrower may request in writing or by telephone that a Eurodollar Rate be applicable for the portion of the outstanding principal balance of the Notes (including any Advance requested or to be requested) and for the Interest Period indicated by the Borrower in its request. The portion of the outstanding balance of the Notes for which a Eurodollar Rate is requested must, on the first day of the applicable Interest Period, either (A) bear interest at the Floating Rate, or (B) bear interest at a Eurodollar Rate with respect to which the Interest Period expires on such first day. A request for a Eurodollar Rate must be received by the Agent before 1:00 p.m. (Minneapolis time) on the day three Eurodollar Business Days before the first day of the proposed Interest Period. Upon receiving a request for a Eurodollar Rate, and in any event not later than the close of business on the day that the request is received, the Agent will notify the Lenders of the principal amount to be subject to such Eurodollar Rate and the Interest Period applicable thereto. Not later than 4:00 p.m. (Minneapolis time) on the second Eurodollar Business Day prior to the date on which such Eurodollar Rate is to become effective, the Agent will notify the Lenders and the Borrower of the interest rate to be applicable thereto. Following a request for a Eurodollar Rate under this Section or Section 2.01, the Eurodollar Rate as determined hereunder shall be the interest rate applicable for the proposed Interest Period to the portion of the outstanding principal balance of the Notes to which the quotation related, subject to fluctuations in the applicable Margin (and the remaining part of the principal balance of the Notes, if any, shall continue to bear interest at the rate or rates previously applicable to such amounts). At the termination of such Interest Period, the interest rate applicable to the portion of the principal balance of the Notes to which the Eurodollar Rate quotation was applicable shall revert to the Floating Rate unless a new Eurodollar Rate quotation is requested by the Borrower in accordance with this paragraph.

                  (c)Setting and Notice of Rates. The Eurodollar Rate applicable to each Eurodollar Rate Funding shall be determined by the Agent between the opening of business and 11:00 a.m. (Minneapolis time) on the second Eurodollar Business Day prior to the beginning of the applicable Interest Period. Promptly following such determination, the Agent shall give notice thereof (which may be by telephone if promptly confirmed by fax) to the Borrower and each Lender. Each such determination of the applicable Eurodollar Rate shall be conclusive and binding upon the parties hereto, in the absence of demonstrable error. The Agent, upon written request of the Borrower or any Lender, shall deliver to the Borrower or such requesting Lender a statement showing the computations used by the Agent in determining the applicable Eurodollar Rate hereunder.

                  (d)Limitations on Eurodollar Rate Fundings. In no event shall more than six Eurodollar Rate Fundings be outstanding at any one time. In no event may the Borrower request a Eurodollar Rate Funding if, after giving effect to such Eurodollar Rate Funding, the Borrower would be required to prepay the Eurodollar Rate Funding in order to pay the principal amount of the Advances on the Maturity Date. In no event may the Borrower rescind any request for a Eurodollar Rate Funding once made. Notwithstanding anything to the contrary in this Agreement, the Agent and the Lenders shall have no obligation to honor any request for a Eurodollar Rate Funding if a Default or Event of Default has occurred and is continuing when such request is made or on the first day of the Interest Period applicable thereto. If on or prior to the first day of any Interest Period the Agent determines (which determination shall be conclusive) that by reason of circumstances affecting the relevant market, adequate and reasonable means do not exist for ascertaining the Eurodollar Rate for such Interest Period, or the Required Lenders determine (which determination shall be conclusive) and notify the Agent that the Eurodollar Rate will not adequately and fairly reflect the cost to the Lenders of funding the requested Eurodollar Rate Funding for such Interest Period, then the Agent shall give the Borrower prompt notice thereof specifying the amounts or periods, and so long as such condition remains in effect, the Lenders shall be under no obligation to fund any Eurodollar Rate Fundings and the Borrower shall, on the last day(s) of the then current Interest Period(s) for the outstanding Eurodollar Rate Fundings, either prepay such Eurodollar Rate Fundings or convert such Eurodollar Rate Fundings into Floating Rate Borrowings in accordance with the terms of this Agreement.

         Notwithstanding any other provision of this Agreement, in the event that it becomes unlawful for any Lender to make, maintain, or fund Advances at the Eurodollar Rate hereunder, then such Lender shall promptly notify the Borrower thereof and such Lender's obligation to make, maintain or fund Advances at the Eurodollar Rate shall be suspended until such time as such Lender may again make, maintain, and fund Advances at the Eurodollar Rate. If the obligation of any Lender to make, maintain or fund Advances at the Eurodollar Rate shall be suspended pursuant to this Subsection  2.02(d),  such Lender's affected
                                    -------------------
         Advances shall be  automatically  converted into Floating Rate Advances on the last day(s) of the then current Interest Period(s) for the affected Advances.

                  (e)Records. Absent error, the records of the Agent shall be conclusive evidence as to the amount of each Eurodollar Rate Funding and the interest rate and Interest Period applicable thereto.

                  (f)Default Interest. Upon the occurrence of any Default or Event of Default, and so long as such Default or Event of Default continues without written waiver thereof by the Required Lenders, each Note shall bear interest at an annual rate that shall be four percent (4.00%) plus the annual rate at which interest would otherwise accrue on that Note. Accrual of interest at such increased rate shall not be deemed a waiver or excuse of any such Default or Event of Default.

                  Section 2.03   Margins.
                                 -------

                  (a)Generally. The Margin through and including the first adjustment occurring as specified below shall be 1.00%. Beginning with the receipt by the Lenders of the financial statements and Compliance Certificates for the period ending September 30, 2001, the Margin shall be adjusted each quarter on the basis of the Funded Debt Ratio as at the end of the previous fiscal quarter, in accordance with the following table:

                Funded Debt Ratio                    Margin in Basis Points
                -----------------                    ----------------------
                1.75 to 1.00 or more                         125.0
                1.00 to 1.00 or more,
                but less than                                112.5
                1.75 to 1.00
                Less than 1.00 to 1.00                       100.0

         Reductions and increases in the Margin will be made quarterly on the first day of the month following the date the Borrower's financial statements and Compliance Certificates required under Section 5.01 are
                                                                ------------
         due. Notwithstanding the foregoing, (i) if the Borrower fails to deliver any financial statements or Compliance Certificates when required under Section 5.01, the Agent may (and, upon request of the
                         ------------
         Required Lenders, shall), by notice to the Borrower, increase the Margin to the highest rates set forth above until such time as the Agent has received all such financial statements and Compliance Certificates, and (ii) no reduction in the Margin will be made if a Default or an Event of Default has occurred and is continuing at the time that such reduction would otherwise be made.

                  (b)Adjustments. If, upon receipt of the Borrower's audited financial statements with respect to any fiscal year of the Borrower, the Margin is determined to be higher than that based on the Borrower's interim financial statements as of the end of such fiscal year, and the Borrower is thus determined to have underpaid interest since the adjustment date following the end of such fiscal year, the Borrower shall pay such amount on demand. If, upon such receipt, the Margin is determined to be lower than that based on the Borrower's interim financial statements as of the end of such fiscal year, and the Borrower is thus determined to have overpaid interest since the adjustment date following the end of such fiscal year, the Lenders shall credit such overpayment, first, as a prepayment of accrued but unpaid interest on the Notes, and, second, as a prepayment of interest thereafter accruing on the Notes.

                  Section 2.04   Payments.
                                 --------

                  (a)Interest. Interest accruing on the principal balance of the Notes shall be due and payable as follows:

                  (i) Interest accruing on the principal balance of the Notes at the Floating Rate each calendar quarter shall be due and payable on the last day of that calendar quarter, with the first quarterly payment of interest due on the last day of September, 2001.

                  (ii) Interest on each Eurodollar Rate Funding shall be due and payable on the last day of the applicable Interest Period or, if such Interest Period is six months, on the last day of the third month during such Interest Period, and on the last day of such Interest Period.

                  (b)Principal. The principal balance of the Notes shall be due and payable in full on the Revolving Credit Termination Date.

                  Section 2.05   Commitment  Fee.  The Borrower shall pay to the
                                 ---------------
Agent, for the benefit of the Lenders, a commitment fee at an annual rate equal to 17.5 basis points (.00175%) applied to the aggregate daily average unused amount of the Commitment Amounts hereunder. The commitment fee shall be due and payable quarterly in arrears with the first quarterly payment due September 30, 2001. Any commitment fee remaining unpaid on the Revolving Credit Termination Date shall be due and payable on that date.

                  Section 2.06   Termination or Reduction of the Commitments.
                                 -------------------------------------------
The Borrower may at any time and from time to time upon 10 calendar days' prior notice to the Agent permanently terminate the Commitments in whole or permanently reduce the Commitments in part, without penalty or premium, provided that (i) the Commitments may not be terminated while any Advances remain outstanding, (ii) each partial reduction shall be in the amount of $1,000,000 or a multiple thereof, (iii) any partial reduction of the Commitments shall be pro rata as to each Lender in accordance with that Lender's Percentage, and (iv) no reduction shall reduce the Commitments to an amount less than the aggregate amount of the Advances outstanding at the time.

                  Section 2.07   Voluntary  Prepayments. The Borrower may prepay
                                 ----------------------
the portion of the principal balance of the Notes bearing interest at a Floating Rate (the "Floating Rate Portion") in whole or in part, at any time and from time to time; provided that (i) prepayment of any Lender's Note must be accompanied by pro rata prepayment of each other Lender's Note, (ii) any prepayment of the full amount of any Note shall include accrued interest thereon, and (iii) each partial prepayment of the Floating Rate Portion of the Notes shall be in the principal amount of $1,000,000 or an integral multiple of $100,000 greater than $1,000,000.

                  The Borrower may prepay the portion of the principal balance of the Notes bearing interest at a Eurodollar Rate (the "Eurodollar Rate Portion") in whole or in part, at any time from time to time; provided that (i) prepayment of any Lender's Note must be accompanied by pro rata prepayment of each other Lender's Note, (ii) any prepayment of the full amount of any Note shall include accrued interest thereon, (iii) each partial prepayment of the Eurodollar Rate Portion of the Notes shall be in the principal amount of $1,000,000 or an integral multiple of $100,000 greater than $1,000,000, (iv) any prepayment of the Eurodollar Rate Portion of the Notes shall be made only upon three Bank Business Days' notice to the Agent, and (v) if the prepayment is made on a date other than the last day of the applicable Interest Period, such prepayment must be accompanied by a written agreement from Borrower to reimburse the Lenders for any amounts due to the Lenders pursuant to Section 2.12(b).
                                                           ---------------

                  Section 2.08   Computation of Interest and Fees.      Interest
                                 --------------------------------
under the Notes and the fees hereunder shall be computed on the basis of actual number of days elapsed in a year of 360 days.

                  Section 2.09   Making of Payments.  All  payments of principal
                                 ------------------
and interest under the Notes and of the fees hereunder shall be made to the Agent in immediately available funds. Payments received after 2:00 p.m. (Minneapolis time) on any day shall be deemed received on the next succeeding Bank Business Day. The Borrower and the Lenders agree that the amount shown on the books and records of the Agent as being the principal balance of each Lender's Note shall be prima facie evidence of such principal amount. The Borrower hereby authorizes the Agent to charge against any account the Borrower may maintain with Wells Fargo Bank Minnesota, National Association, an amount equal to the accrued interest and fees from time to time due and payable to the Agent under the Notes or hereunder, or (at the option of the Required Lenders) to make an Advance in such amount, all without receipt of any request for such charge or Advance.

                  Section 2.10   Payment on Nonbusiness Days.     Payments    of
                                 ---------------------------
interest on Eurodollar Fundings shall be governed by Section 2.04(a)(ii).   With
                                                     -------------------
respect to all other payments to be made hereunder or under the Notes, whenever such payments shall be stated to be due on a day other than a Bank Business Day, such payment may be made on the next succeeding Bank Business Day, and such extension of time shall in each case be included in the computation of payment of interest on such Note or the fees hereunder, as the case may be.

                  Section  2.11  Use of  Proceeds.  The proceeds of the Advances
                                 ----------------
shall be used by the Borrower (i) for its general corporate purposes, (ii) to refinancing existing indebtedness under the Existing Credit Agreement, and (iii) for Permitted Acquisitions.

                  Section  2.12  Fees on Advances and  Indemnity. In addition to
                                 -------------------------------
any interest payable on Advances made hereunder and any fees or other amounts payable hereunder, the Borrower agrees:

                  (a) If at any time any generally applicable law, rule or regulation or the generally applicable interpretation or administration thereof by any governmental authority (including, without limitation, Regulation D of the Federal Reserve Board):

                  (iv) shall subject any Lender to any tax, duty or other charges (including but not limited to any tax designed to discourage the purchase or acquisition of foreign securities or debt instruments by United States nationals) with respect to this Agreement, or shall materially change the basis of taxation of payments to any Lender of the principal of or interest on any portion of the principal balance of the Notes bearing interest at a Eurodollar Rate (except for the imposition of or changes in respect of the rate of tax on the overall net income of that Lender); or

                  (v) shall impose or deem applicable or increase any reserve, special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by any Lender because of any portion of the principal balance of any Note bearing interest at a Eurodollar Rate;

         and the result of any of the foregoing would be to increase the cost to that Lender of making or maintaining any such portion or to reduce any sum received or receivable by that Lender with respect to such portion, then, within 30 days after demand by any Lender specifying the basis of the Lender's assertion in reasonable detail, the Borrower shall pay that Lender such additional amount or amounts as will compensate that Lender for such increased cost or reduction.

                  (b)The Borrower shall also compensate any Lender, upon written request by that Lender (which request shall set forth the basis for requesting such amounts), for all losses and expenses in respect of any interest or other consideration paid by that Lender to lenders of funds borrowed by it or deposited with it to maintain any portion of the principal balance of any Note at a Eurodollar Rate which that Lender may sustain to the extent not otherwise compensated for hereunder and not mitigated by the reemployment of such funds to the extent such loss or expense arises (i) as a consequence of any failure by the Borrower to make any payment when due of any amount due hereunder in connection with any Eurodollar Rate Fundings, (ii) due to any failure of the Borrower to borrow or convert any Eurodollar Rate Fundings on a date specified therefor in a notice thereof, or (iii) due to any payment or prepayment of any Eurodollar Rate Funding on a date other than the last day of the applicable Interest Period for such Eurodollar Rate Funding. A certificate as to any such loss or expense (including calculations, in reasonable detail, showing how that Lender computed such loss or expense) shall be promptly submitted by that Lender to the Borrower. Such loss or expense may be computed as though that Lender acquired deposits in the London interbank market to fund that portion of the principal balance whether or not that Lender actually did so.

                  (c) A notice from any Lender under this Section claiming compensation and setting forth the additional amount or amounts to be paid to it hereunder shall be conclusive in the absence of error. In determining any such amount, a Lender may use any reasonable averaging and attribution methods.

                  Section 2.13   Capital Adequacy. If  any  Lender determines at
                                 ----------------
any time that its Return has been reduced as a result of any Capital Adequacy Rule Change, that Lender may require the Borrower to pay it the amount necessary to restore its Return to what it would have been had there been no Capital Adequacy Rule Change. For purposes of this Section:

                  (a)"Return", for any period, means the percentage determined by dividing (i) the sum of interest and ongoing fees earned by a Lender under this Agreement during such period, by (ii) the average capital that Lender is required to maintain during such period as a result of its being a party to this Agreement, as reasonably determined in good faith by that Lender based upon its total capital requirements and a reasonable attribution formula that takes account of the Capital Adequacy Rules then in effect. Return may be calculated for each calendar quarter and for the shorter period between the end of a calendar quarter and the date of termination in whole of this Agreement.

                  (b)"Capital Adequacy Rule" means any law, rule, regulation or guideline regarding capital adequacy that applies to any Lender, or the interpretation thereof by any governmental or regulatory authority with supervisory authority over such Lender. Capital Adequacy Rules include rules requiring financial institutions to maintain total capital in amounts based upon percentages of outstanding loans, binding loan commitments and letters of credit.

                  (c)"Capital Adequacy Rule Change" means any change applicable to banks generally in any Capital Adequacy Rule occurring after the date of this Agreement, but the term does not include any changes in applicable requirements that at the date hereof are scheduled to take place under the existing Capital Adequacy Rules or any increases in the capital that any Lender is required to maintain to the extent that the increases are required due to a regulatory authority's action affecting only that Lender.

                  (d)For purposes of this Section, "Lender" includes (but is not limited to) the Agent, the Lenders, as defined elsewhere in this Agreement, and any assignee of any interest of any Lender hereunder and any participant in the loans made hereunder.

                  The initial notice sent by a Lender shall be sent as promptly as practicable after that Lender learns that its Return has been reduced, shall include a demand for payment of the amount necessary to restore that Lender's Return for the quarter in which the notice is sent, and shall state in reasonable detail the cause for the reduction in its Return and its calculation of the amount of such reduction. Thereafter, that Lender may send a new notice during each calendar quarter setting forth the calculation of the reduced Return for that quarter and including a demand for payment of the amount necessary to restore its Return for that quarter.

                  Section 2.14.  Failure of Any Lender to Make Advances.  Should
                                 --------------------------------------
any Lender default in making an Advance, the other Lenders shall not be released from their several obligations to make Advances as agreed hereunder, and, in the event such defaulting Lender is the Agent, the other Lenders shall forthwith appoint one of themselves to act as Agent. However, such default shall not obligate any of the Lenders to increase their Commitment Amounts. Without limiting any other remedies to which the Borrower may be entitled, Borrower shall be released from all liability to pay such defaulting Lender any accrued or future fees under Section 2.05 and the other obligations of the Borrower to such defaulting Lender under the Loan Documents, except the obligation to repay the outstanding Revolving Loans theretofore made by such Lender and interest accrued thereon as provided in the Loan Documents, shall terminate; provided, however, once such default is cured, then such defaulting Lender shall, subsequent thereto, have all rights under the Loan Documents.

                                  ARTICLE III.

                              CONDITIONS PRECEDENT

                  Section 3.01   Initial Conditions Precedent. The obligation of
                                 ----------------------------
the Lenders to make any Advance is subject to the condition precedent that each Lender shall have received on or before the day of the first Advance all of the following, each dated (unless otherwise indicated) as of the date hereof, in form and substance satisfactory to each Lender:

                  (a) The Notes, properly executed on behalf of the Borrower.

                  (b) Current searches of appropriate filing offices showing that (i) no state or federal tax liens have been filed and remain in effect against the Borrower or FBA, (ii) no financing statements have been filed and remain in effect against the Borrower or FBA except financing statements perfecting only Liens permitted under Section
                                                                         -------
         6.01, and (iii) no judgment liens are in effect against the Borrower or
         ----
         FBA.

                  (c) Separate  certificates of the secretaries of the Borrower,
         FBA and San Francisco Company certifying, in the case of each such corporation, (i) that the execution, delivery and performance of the Loan Documents and other documents contemplated hereunder to which such corporation is a party have been duly approved by all necessary action of the Board of Directors of such corporation, and attaching true and correct copies of the applicable resolutions granting such approval,
         (ii) that attached to such certificate are true and correct copies of the articles of incorporation and bylaws of such corporation, together with such copies, and (iii) the names of the officers of such corporation who are authorized to sign the Loan Documents and other documents contemplated hereunder to which such corporation is a party, including, with respect to the Borrower, requests for Advances, together with the true signatures of such officers. The Agent and the Lenders may conclusively rely on each such certificate until they shall receive a further certificate of the Secretary or Assistant Secretary of the applicable corporation canceling or amending the prior certificate and submitting the signatures of the officers named in such further certificate.

                  (d) A certificate of good standing of the Borrower and of each of its Subsidiaries, dated not more than twenty (20) days before the date of the first Advance.

                  (e) A signed copy of an opinion of counsel for the Borrower and its Subsidiaries, addressed to the Lenders as to matters referred to in Sections 4.01, 4.02, 4.03 and 4.07, and as to such other matters
               -------------   ----  ----     ----
         as the Lenders may reasonably request, with that opinion being subject to customary assumptions and limitations and reasonably acceptable to each Lender's counsel. In the case of Section 4.07, the opinion may be
                                                ------------
         to the best  knowledge  of such  counsel,  and,  in the case of Section
                                                                         -------
         4.03,  insofar as it  relates to  enforcement  of  remedies,  it may be
         ----
         subject to applicable bankruptcy, insolvency, reorganization or similar laws affecting the rights of creditors generally from time to time, and to usual equity principles.

                  (f) The Pledge Agreement, duly executed by the Borrower.

                  (g) One or more certificates, representing in the aggregate all of the issued and outstanding capital stock of FBA and First Bank (Missouri) that is owned by the Borrower, and one blank stock power executed by the Borrower for each such certificate.

                  (h) The Intercompany Note, duly executed by FBA.

                  (i) The FBA Security Agreement, duly executed by FBA.

                  (j) Certificates representing, in the aggregate, all of the issued and outstanding capital stock of San Francisco Company owned by FBA, and one blank stock power executed by FBA for each such certificate.

                  (k) The Third Party Pledge Agreement, duly executed by San Francisco Company.

                  (l) Certificates representing, in the aggregate, all the issued and outstanding capital stock of First Bank (California) owned by San Francisco Company, and one blank stock power executed by San Francisco Company for each such certificate.

                  (m) Evidence that all of the Borrower's obligations under the Existing Credit Agreement have been paid and discharged in full, or will be so paid and discharged from proceeds of the first Borrowing.

                  Section  3.02  Conditions  Precedent  to  All  Advances.   The
                                 -----------------------------------------
obligation of each Lender to make any Advance (including the initial Advance) shall be subject to the further conditions precedent that on the date of such
Advance:

                  (a) The representations and warranties contained in Article IV are correct on and as of the date of such Advance as though made on and as of such date, except to the extent that such representations and warranties relate solely to an earlier date.

                  (b) No event has occurred and is continuing, or would result from such Advance, which constitutes a Default or an Event of Default.

                                   ARTICLE IV.

                         REPRESENTATIONS AND WARRANTIES

         The Borrower represents and warrants to the Lenders as follows:

                  Section 4.01   Corporate Existence and Power. The Borrower and
                                 ------------------------------
each of its Subsidiaries (i) is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and is duly licensed or qualified to transact business in all jurisdictions where the character of the property owned or leased or the nature of the business transacted by it makes such licensing or qualification necessary and where failure to be so licensed or qualified would have a materially adverse impact on its business or properties; (ii) is in compliance with the requirements of applicable laws and regulations, the noncompliance with which would materially and adversely affect its business or financial condition; and
(iii) has all requisite power and authority to conduct its business, to own its properties and to execute and deliver, and to perform all of its obligations under, the Loan Documents.

                  Section 4.02   Authorization  of  Borrowing;  No  Conflict  as
                                 -----------------------------------------------
to Law or Agreements.  The execution,  delivery and  performance by the Borrower
--------------------
and each of its Subsidiaries of the Loan Documents to which it is a party and the Borrowings from time to time hereunder have been duly authorized by all necessary corporate action and do not and will not (i) require any consent or approval of the stockholders of the Borrower or any of its Subsidiaries, or any authorization, consent or approval by any governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, except such as have already been obtained, (ii) violate any provision of any law, rule or regulation (including, without limitation, Regulation X of the Board of Governors of the Federal Reserve System) or of any order, writ, injunction or decree presently in effect having applicability to the Borrower or any of its Subsidiaries or of the Articles of Incorporation or Bylaws of the Borrower or any of its Subsidiaries, (iii) result in a breach of or constitute a default under any indenture or loan or credit agreement or any other material agreement, lease or instrument to which the Borrower or any of its Subsidiaries is a party or by which it or its properties may be bound or affected, or (iv) result in, or require, the creation or imposition of any Lien or other charge or encumbrance of any nature upon or with respect to any of the properties now owned or hereafter acquired by the Borrower or any of its Subsidiaries.

                  Section 4.03   Legal  Agreements. This Agreement and the other
                                 -----------------
Loan Documents to which it is a party constitute, the legal, valid and binding obligations of the Borrower and each of its Subsidiaries, as applicable, enforceable against each such party in accordance with their respective terms.

                  Section 4.04 Subsidiaries.  Except as listed in Schedule 4.04,
                               ------------                       -------------
as of the  date of  this  Agreement  the  Borrower  has no  direct  or  indirect
Subsidiaries. The percentage of the capital stock of each Subsidiary owned by the Borrower or by one or more other Subsidiaries is as set forth in Schedule
                                                                        --------
4.04.
----

                  Section 4.05   Financial Condition.    The     Borrower    has
                                 -------------------
heretofore furnished to the Lenders its audited financial statement as of December 31, 2000, and call reports of the Bank Subsidiaries dated as of June 30, 2001. Those financial statements fairly present the financial condition of the Borrower and its Subsidiaries on the dates thereof and the results of their operations and cash flows for the periods then ended, and were prepared in accordance with GAAP, subject, in the case of the interim financial statements, to year-end audit adjustments.

                  Section  4.06  Adverse  Change.  There  has  been no  material
                                 ---------------
adverse change in the business, properties or condition (financial or otherwise) of the Borrower or its Subsidiaries since the date of the latest financial statement referred to in Section 4.05.
                         ------------

                  Section 4.07   Litigation.  Except  as  disclosed  in Schedule
                                                                        --------
4.07,  as of the  date  of  this  Agreement,  there  are no  actions,  suits  or
----
proceedings pending or, to the knowledge of the Borrower, threatened against or affecting the Borrower or any of its Subsidiaries or the properties of the Borrower or any of its Subsidiaries before any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which, if determined adversely to the Borrower or any of its Subsidiaries, would have a material adverse effect on the financial condition, properties, or operations of the Borrower or any of its Subsidiaries.

                  Section  4.08  Regulation  U. No part of the  proceeds  of any
                                 -------------
Advance will be used by the Borrower or any Bank Subsidiary directly or indirectly, (i) to purchase or carry any margin stock (as defined in Regulation U of the Board of Governors of the Federal Reserve System; herein, the "Board") or to extend credit to others for the purpose of purchasing or carrying any margin stock or (ii) for any purpose which entails a violation of, or which is inconsistent with, the provisions of Regulation U issued by the Board.

                  Section 4.9    Taxes.   The   Borrower   and   each   of   its
                                 -----
Subsidiaries has paid or caused to be paid to the proper authorities when due all federal, state and local taxes required to be withheld by it. The Borrower and each of its Subsidiaries has filed all federal, state and local tax returns which to the knowledge of the officers of the Borrower are required to be filed, and the Borrower and each of its Subsidiaries has paid or caused to be paid to the respective taxing authorities all taxes as shown on said returns or on any assessment received by it to the extent such taxes have become due, other than taxes whose amount, applicability or validity is being contested in good faith by appropriate proceedings and for which the Borrower or its Subsidiary, as applicable, has provided adequate reserves in accordance with GAAP.

                  Section 4.10  Titles.  The  Borrower or its  Subsidiaries,  as
                                ------
applicable, have good title to each of the material properties and assets reflected in the latest balance sheet referred to in Section 4.05.
                                                     ------------

                  Section 4.11   ERISA. As of the date  of  this  Agreement,  no
                                 -----
Plan established or maintained by the Borrower or any ERISA Affiliate that is subject to Part 3 of Subtitle B of Title I of ERISA had an accumulated funding deficiency (as such term is defined in Section 302 of ERISA) in excess of $1,000,000 as of the last day of the most recent fiscal year of such Plan ended prior to the date hereof, and no liability to the Pension Benefit Guaranty Corporation or the Internal Revenue Service in excess of such amount has been, or is expected by the Borrower or any ERISA Affiliate to be, incurred with respect to any Plan of the Borrower or any ERISA Affiliate. Neither the Borrower nor any of its Subsidiaries has any contingent liability with respect to any post-retirement benefit under a Welfare Plan as described in Section 3(1) of ERISA, other than liability for continuation coverage described in Part 6 of Subtitle B of Title I of ERISA.

                                   ARTICLE V.

                              AFFIRMATIVE COVENANTS

                  So long as any Note or any other Obligation hereunder shall remain unpaid or any Commitments shall be outstanding, the Borrower will comply, and will cause each of its Subsidiaries to comply, with the following requirements, unless the Required Lenders shall otherwise consent in writing:

                  Section 5.01   Reporting Requirements.  The   Borrower    will
                                 ----------------------
         deliver to each Lender:

                  (a) As soon as available, and in any event within 90 days after the end of each fiscal year of the Borrower, a copy of the annual audit report of the Borrower with the unqualified opinion of independent certified public accountants selected by the Borrower and acceptable to the Agent and the Required Lenders.

                  (b) As soon as available, and in any event within 45 days after the end of each fiscal quarter of the Borrower, a copy of the Borrower's Form 10Q filed with the SEC with respect to such fiscal quarter.

                  (c) As soon as available, and in any event within 90 days after the end of each fiscal year of FBA, a copy of the annual audit report of FBA with the unqualified opinion of independent certified public accountants selected by FBA and acceptable to the Agent and the Required Lenders.

                  (d) As soon as available, and in any event within 45 days after the end of each fiscal quarter of FBA, a copy of FBA's Form 10Q filed with the SEC with respect to such fiscal quarter.

                  (e) As soon as available, and in any event within 90 days after the end of each fiscal year of the Borrower, FBA, and San Francisco Company, their Annual Report of Domestic Holding Companies (FRY-6) required by the Federal Reserve Banks of the districts where they are located.

                  (f) As soon as  available,  and in any event no later  than 45 days after the end of each calendar quarter, the complete FRY-9LP and FRY-9C reports required to be filed by the Borrower and its Subsidiaries quarterly with the Federal Reserve Banks of the districts where they are located.

                  (g) As soon as available, and in any event within 45 days after the end of each calendar quarter, the complete call report prepared by each Bank Subsidiary at the end of such calendar quarter in compliance with the requirements of any federal or state regulatory agency which has authority to examine such Bank Subsidiary, prepared in accordance with the requirements imposed by the applicable regulatory authorities and applied on a basis consistent with the accounting practices reflected in any previous call reports and similar statements delivered to the Agent prior to the date of this Agreement.

                  (h) As soon as available, and in any event within 45 days after the end of each calendar quarter, commencing November 15, 2001, a Compliance Certificate, duly executed by the chief financial officer of the Borrower.

                  (i)  Unless   covered  by   insurance,   promptly   after  the
         commencement thereof, notice in writing of all litigation and of all proceedings before any governmental or regulatory agency which, if determined adversely to the Borrower or any of its Subsidiaries, would have a material adverse effect on the financial condition, properties or operations of the Borrower or any of its Subsidiaries.

                  (j) As promptly as practicable (but in any event not later than five business days) after the Borrower or an executive officer of any of its Subsidiaries obtains knowledge of the occurrence of any Default or Event of Default, notice of such occurrence, together with a detailed statement by a responsible officer of the Borrower of the steps being taken by the Borrower to cure the effect of such event.

                  (k) Promptly upon the filing thereof, copies of all registration statements and all annual and quarterly reports which the Borrower or any Subsidiary of the Borrower shall have filed with the Securities and Exchange Commission.

                  (l) Such other information respecting the financial condition and results of operations of the Borrower or any of its Subsidiaries as any Lender may from time to time reasonably request.

                  Section 5.02   Books and Records;  Inspection and Examination.
                                 -----------------------------------------------
The Borrower and each of its Subsidiaries will keep accurate books of record and account for itself in which true and complete entries will be made in accordance with GAAP and, upon request of any Lender, will give any representative of that Lender reasonable access to, and permit such representative to examine, copy or make extracts from, any and all books, records and documents in its possession, to inspect any of its properties and to discuss its affairs, finances and accounts with any of its principal officers, all at such times during normal business  hours and as often as any Lender  may  reasonably  request;  provided,
                                                                       --------
however,  that with  respect to the loans made by any Bank  Subsidiary  or First
-------
Capital Group, Inc., a Lender may only review and make copies of summaries of the watch lists prepared on a quarterly basis and loan credit reports; review of specific loan accounts and loan review reports may be requested by any Lender, whereupon the Borrower and such Lender shall within 10 days agree to the number of such accounts and reports that are reasonable and appropriate to review; provided further, however, that during the continuance of any Default or Event
----------------   -------
of Default, there shall be no restrictions upon the scope of the review, inspection and reproduction rights of the Lenders concerning the loans of any Subsidiary.

                  Section 5.03   Compliance  with Laws. The Borrower and each of
                                 ---------------------
its Subsidiaries will comply with the requirements of applicable laws and regulations, the noncompliance with which would materially and adversely affect its business or the financial condition of the Borrower or any of its Subsidiaries.

                  Section 5.04   Payment of Taxes and Other Claims. The Borrower
                                 ----------------------------------
and each of its Subsidiaries will pay or discharge, when due, (a) all taxes, assessments and governmental charges levied or imposed upon it or upon its income or profits, or upon any properties belonging to it, prior to the date on which penalties attach thereto, (b) all federal, state and local taxes required to be withheld by it, and (c) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a Lien or charge upon any properties of the Borrower or any of its Subsidiaries; provided, that neither the Borrower nor any of its Subsidiaries shall be required to pay any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings and for which the Borrower or its Subsidiary, as applicable, has provided adequate reserves in accordance with GAAP.

                  Section 5.05   Operations.  The Borrower will,  and will cause
                                 ----------
each of its Subsidiaries to, operate and maintain its business and property in the ordinary course in a prudent manner consistent with sound banking practices and in such a manner that the performance by the Borrower of its Obligations hereunder is not jeopardized or impaired.

                  Section  5.06  Insurance.    The  Borrower  and  each  of  its
                                 ---------
Subsidiaries will obtain and maintain insurance with insurers believed by it to be responsible and reputable, in such amounts and against such risks as the Borrower considers prudent and economical. Without limiting the foregoing, the Borrower will cause the Bank Subsidiaries to maintain blanket bond coverage, property and casualty coverage, and errors and omissions coverage as customary for banks.

                  Section 5.07   Preservation of Corporate Existence.        The
                                 -----------------------------------
Borrower and each of its Subsidiaries will preserve and maintain its corporate existence and all of its material rights, privileges and franchises; provided,
                                                                       --------
however,  that neither the Borrower  nor its  Subsidiaries  shall be required to
-------
preserve any of its rights, privileges and franchises if its Board of Directors shall determine that the preservation thereof is no longer desirable in the conduct of its business and that the loss thereof is not disadvantageous in any material respect to any Lender as a holder of a Note.

                  Section 5.08   Additional Collateral.   The   Borrower    will
                                 ---------------------
deliver, and cause FBA and San Francisco Company to deliver, to the Agent any shares of capital stock of any FDIC-insured financial institution or its holding company that are acquired in whole or in part with proceeds of Advances. Any shares of capital stock so delivered shall constitute additional collateral under the Pledge Agreement (if delivered by the Borrower), the FBA Security Agreement (if delivered by FBA) or the Third Party Pledge Agreement (if delivered by San Francisco Company).

                                  ARTICLE VI.

                               NEGATIVE COVENANTS

                  So long as any Note or any other Obligation shall remain unpaid or any Commitments shall be outstanding, the Borrower will comply, and will cause each of its Subsidiaries to comply, with the following covenants unless the Required Lenders shall otherwise consent in writing:

                  Section  6.01  Liens.  The  Borrower  will not create,  incur,
                                 -----
assume or suffer to exist, or permit FBA or San Francisco Company to create, incur, assume or suffer to exist, any Lien or other charge or encumbrance of any nature on any of the Collateral, now owned or hereafter acquired, or assign or otherwise convey any right to receive income with respect to the Collateral or give its consent to the subordination of any right or claim of the Borrower to any right or claim of any other Person.

                  Section 6.02   Indebtedness.  Neither  the Borrower nor any of
                                 ------------
its Subsidiaries that are not Bank Subsidiaries will incur, create, assume or permit to exist any indebtedness or liability on account of deposits or advances or any indebtedness for borrowed money, or any other indebtedness or liability evidenced by notes, bonds, debentures or similar obligations, except:

                  (a) Indebtedness to the Lenders under the Notes.

                  (b) Indebtedness of the Borrower or its Subsidiaries listed in
         Schedule 6.02 hereto, and any extensions or renewals thereof.
         -------------

                  (c) Indebtedness of the Borrower or any of its Subsidiaries that may be treated as regulatory capital, or that is issued to provide a source of repayment of securities that may be treated as regulatory capital, of the Borrower or such Subsidiary.

                  (d) Subordinated Debt, or renewals or extensions thereof.

                  (e)  Indebtedness  not otherwise  permitted under this Section
                                                                         -------
         6.02, so long as such  indebtedness  does not exceed  $5,000,000 in the
         ----
         aggregate outstanding at any one time.

                  Section 6.03   Guaranties. Neither the Borrower nor any of its
                                 ----------
         Subsidiaries will assume, guarantee, endorse or otherwise become directly or contingently liable in connection with any obligations of any other Person, except:

                  (a) The endorsement of negotiable instruments by the Borrower or any of its Subsidiaries for deposit or collection or similar transactions in the ordinary course of business.

                  (b) Guaranties, endorsements and other direct or contingent liabilities in connection with the obligations of other Persons in existence on the date hereof and listed in Schedule 6.03 hereto.
                                                    -------------

                  (c) Letters of credit and other obligations in the nature of guaranties incurred by the Bank Subsidiaries in the ordinary course of their banking businesses.

                  (d) Other assumptions, guarantees, endorsements and similar liabilities in connection with obligations of other Persons, not in excess of $5,000,000 in the aggregate outstanding at any one time.

                  Section 6.04   Dividends. The Borrower will not pay dividends,
                                 ---------
or make any payments on account of the purchase, redemption or other retirement of any of its common stock, or make any distribution in respect thereof, directly or indirectly (any such payment or distribution being a "shareholder distribution"). The Borrower will not make any shareholder distribution with respect to any of its preferred stock in excess of $1,000,000 in the aggregate during any period of 12 consecutive months.

                  Section 6.05   Consolidation  and Merger. Neither the Borrower
                                 -------------------------
nor any of its Subsidiaries will consolidate with or merge into any Person, or permit any other Person to merge into it, or acquire (in a transaction analogous in purpose or effect to a consolidation or merger) all or substantially all of the assets of any other Person, except that the foregoing shall not prohibit any Permitted Acquisition.

                  Section 6.06   Subordinated  Debt.   Neither  the Borrower nor
                                 ------------------
any of its Subsidiaries will (i) make any payment of, or acquire, any Subordinated Debt except as expressly permitted by the subordination provision thereof; (ii) give security for all or any part of such Subordinated Debt; (iii) amend or cancel the subordination provisions of such Subordinated Debt; (iv) take or omit to take any action as a result of which the subordination of such Subordinated Debt or any part thereof to the Notes might be terminated, impaired or adversely affected; or (v) omit to give the Lenders prompt written notice of any default under any agreement or instrument relating to such Subordinated Debt by reason whereof such Subordinated Debt might become or be declared to be immediately due and payable.

                  Section 6.07   Restrictions on Nature of Business.         The
                                 ----------------------------------
Borrower will not, and will not permit any of its Subsidiaries to, change the nature of its business substantially, and will not engage, or permit any of its Subsidiaries to engage, in any line of business if, as a result thereof, the business of the Borrower and its Subsidiaries, taken as a whole, would not be predominantly the banking and thrift business (including activities deemed closely related to banking and/or thrift business by applicable regulatory authorities) as currently constituted.

                  Section 6.8    Negative Pledges;  Subsidiary Restrictions. The
                                 --------------------------------------------
Borrower will not, and will not permit any Subsidiary (including Bank Subsidiaries) to, enter into any agreement, bond, note or other instrument with or for the benefit of any Person other than the Lenders which would (i) prohibit the Borrower or such Subsidiary from granting, or otherwise limit the ability of the Borrower or such Subsidiary to grant, to the Lenders any Lien on any assets or properties of the Borrower or such Subsidiary (it being agreed, however, that nothing herein shall preclude the Bank Subsidiaries from granting security interests to secure deposits), or (ii) require the Borrower or such Subsidiary to grant a Lien to any other Person if the Borrower or such Subsidiary grants any Lien to the Lenders. Except pursuant to any applicable law or regulation, the Borrower will not permit any Subsidiary to place or allow any restriction, directly or indirectly, on the ability of such Subsidiary to (a) pay dividends or any distributions on or with respect to such Subsidiary's capital stock or
(b) make loans or other cash payments to the Borrower.

                  Section 6.9    Issuance of  Additional  Stock.   The  Borrower
                                 ------------------------------
will not, and will not permit FBA or San Francisco Company to, permit any Subsidiary whose shares are pledged pursuant to the Pledge Agreement, the FBA Security Agreement or the Third Party Pledge Agreement to issue any additional shares of capital stock unless such additional shares are immediately pledged pursuant to the Pledge Agreement, the FBA Security Agreement or the Third Party Pledge Agreement, as applicable; provided, however, that FBA may issue additional shares of its voting stock free and clear of this prohibition so long as the shares of its voting stock that are subject to the Pledge Agreement constitute more than 80% of all of the voting stock of FBA.

                                  ARTICLE VII.

                               FINANCIAL COVENANTS

                  Section  7.01  Total Risk Based  Capital  Ratio. The  Borrower
                                 --------------------------------
shall cause each Bank Subsidiary to maintain its Total Risk Based Capital Ratio at not less than 10%.

                  Section  7.02  Tier I Risk Based  Capital  Ratio. The Borrower
                                 ---------------------------------
shall cause each Bank Subsidiary to maintain its Tier I Risk Based Capital Ratio at not less than 6%.

                  Section 7.03   Leverage.  The  Borrower  shall  maintain  on a
                                 --------
consolidated basis, and shall cause each Bank Subsidiary to maintain, a minimum Leverage of not less than 5%.

                  Section 7.04   Minimum Return on Assets.
                                 ------------------------

                  (a) The Borrower will maintain (on a consolidated basis) its Return on Assets, determined as of each calendar quarter end, at not less than .70%.

                  (b) The Borrower will cause First Bank (Missouri) and First Bank (California) to maintain (on a combined basis) their Return on Assets, determined as of each quarter-end, at not less than .70%.

                  Section 7.05   Maximum Non-Performing Assets.
                                 -----------------------------

                  (a) The Borrower will maintain on a consolidated basis, its Non-Performing Assets at an amount not greater than 25% of its Primary Equity Capital, determined as of each calendar quarter end.

                  (b) The Borrower will cause First Bank (Missouri) and First Bank (California) to maintain their Non-Performing Assets at amounts not greater than 20% and 10%, respectively, of their Primary Equity Capital, determined as of each calendar quarter-end.

                  Section 7.06   Allowance for Loan and Lease Losses.        The
                                 -----------------------------------
Borrower will cause the Bank Subsidiaries to maintain their combine allowance for loan and lease losses at not less than 100% of their combined Non-Performing Assets.

                                  ARTICLE VIII.

                     EVENTS OF DEFAULT, RIGHTS AND REMEDIES

                  Section 8.01   Events of Default. "Event of Default", wherever
                                 -----------------
used herein, means any one of the following events:

                  (a) Default in the payment of principal of any Note when the same becomes due and payable.

                  (b) Default in the payment of interest on any Note or of any fees or other amounts required to be paid under this Agreement, and the continuance of such default for a period of ten days or more.

                  (c) Default in the performance, or breach, of any covenant or agreement on the part of the Borrower contained in any Financial Covenant or in Article VI hereof.

                  (d) Default in a material respect in the performance, or breach, of any covenant or agreement of the Borrower in this Agreement (other than a covenant or agreement a default in whose performance or whose breach is elsewhere in this Section specifically dealt with), and the continuance of such default or breach for a period of 30 days after the date on which an executive officer of the Borrower or any of its Subsidiaries first obtains knowledge of such default or breach.

                  (e) Any representation or warranty made by the Borrower in this Agreement or by the Borrower (or any of its officers) or any of its Subsidiaries (or any of its officers) in any other Loan Document, certificate, instrument, or statement contemplated by or made or delivered pursuant to or in connection with this Agreement, shall prove to have been incorrect or misleading in any material respect when made.

                  (f) A default under any bond, debenture, note or other evidence of indebtedness of the Borrower or any of its Subsidiaries in excess of $2,000,000 (other than to the Lenders) or under any indenture or other instrument under which any such evidence of indebtedness has been issued or by which it is governed where a party thereto has the right to accelerate any indebtedness owing to such party from the

         Borrower or any of its Subsidiaries thereunder as a result of such default, or any default by the Borrower or any of its Subsidiaries in the payment of required principal or interest under any of the foregoing agreements or instruments.

                  (g) An event of default shall occur under any security agreement, mortgage, deed of trust, assignment or other instrument or agreement directly or indirectly securing any obligations of the Borrower hereunder or under any Note or under any guaranty of such obligations.

                  (h) Default in the payment of any amount in excess of $2,000,000 owed by the Borrower or any of its Subsidiaries to any Lender other than hereunder or under the Notes and the expiration of the applicable period of grace, if any, with respect thereto; provided,
                                                                       --------
         however,  that if such  default  shall be cured by the  Borrower or its
         -------
         Subsidiary, as applicable, as may be permitted by the terms of such indebtedness, or waived by the Lender holding such indebtedness, in each case prior to the commencement of any action under Section 8.02,
                                                                   ------------
         then the Event of Default hereunder by reason of such default shall be deemed likewise to have been thereupon cured or waived.

                  (i) The Borrower or any of its Subsidiaries shall be adjudicated a bankrupt or insolvent, or admit in writing its inability to pay its debts as they mature, or make an assignment for the benefit of creditors; or the Borrower or any of its Subsidiaries shall apply for or consent to the appointment of any receiver, trustee, or similar officer for it or for all or any substantial part of its property; or such receiver, trustee or similar officer shall be appointed without the application or consent of the Borrower or its Subsidiary, as applicable and such appointment shall continue undischarged for a period of 30 days; or the Borrower or any of its Subsidiaries shall institute (by petition, application, answer, consent or otherwise) any bankruptcy, insolvency, reorganization, arrangement, readjustment of debt, dissolution, liquidation or similar proceeding relating to it under the laws of any jurisdiction; or any such proceeding shall be instituted (by petition, application or otherwise) against the Borrower or any of its Subsidiaries and shall continue without dismissal for a period of 30 days; or any judgment, writ, warrant of attachment or execution or similar process shall be issued or levied against a substantial part of the property of the Borrower or any of its Subsidiaries and such judgment, writ, or similar process shall not be released, vacated or fully bonded within 30 days after its issue or levy.

                  (j) A petition shall be filed by the Borrower or any of its Subsidiaries under the United States Bankruptcy Code naming the
         Borrower or any of its Subsidiaries as debtor; or an involuntary petition shall be filed against the Borrower or any of its Subsidiaries under the United States Bankruptcy Code, and such petition shall not have been dismissed within 45 days after the Borrower of the applicable Subsidiary has received notice of such filing; or an order for relief shall be entered in any case under the United States Bankruptcy Code naming the Borrower or any of its Subsidiaries as debtor.

                  (k) The rendering against the Borrower or any of its Subsidiaries of a final judgment, decree or order for the payment of money in excess of $5,000,000 and the continuance of such judgment, decree or order unsatisfied and in effect for any period of 30 consecutive days without a stay of execution or other similar relief.

                  (l) A writ of attachment, garnishment, levy or similar process shall be issued against or served upon the Agent or any Lender with respect to (i) any property of the Borrower or any of its Subsidiaries in the possession of the Agent or such Lender, or (ii) any indebtedness of the Agent or such Lender to the Borrower or any of its Subsidiaries, and the same shall not be lifted within 30 days.

                  (m) A trustee shall have been appointed by an appropriate United States District Court to administer any Plan, or the Pension Benefit Guaranty Corporation shall have instituted proceedings to terminate any Plan or to appoint a trustee to administer any Plan, or withdrawal liability shall have been asserted against the Borrower or any ERISA Affiliate by a Multiemployer Plan; or the Borrower or any ERISA Affiliate shall have incurred liability to the Pension Benefit Guaranty Corporation, the Internal Revenue Service, the Department of Labor or Plan participants in excess of $2,000,000 with respect to any Plan; or any Reportable Event that the Required Lenders may determine in good faith might constitute grounds for the termination of any Plan, for the appointment by the appropriate United States District Court of a trustee to administer any Plan or for the imposition of withdrawal liability with respect to a Multiemployer Plan, shall have occurred and be continuing 30 days after written notice to such effect shall have been given to the Borrower by the Lenders.

                  (n) The issuance against the Borrower, or any Subsidiary of the Borrower (including without limitation, any Bank Subsidiary) of any informal or formal administrative action, temporary or permanent, by any federal or state regulatory agency having jurisdiction or control over the Borrower or such Subsidiary, such action taking the form of, but not limited to: (i) any directive citing conditions or activities deemed to be unsafe or unsound or breaches of fiduciary duty or law or regulation; (ii) a memorandum of understanding; (iii) a cease and desist order; (iv) the termination of insurance coverage of customer deposits by the Federal Deposit Insurance Corporation; (v) the suspension or removal of an executive officer or director, or the prohibition of participation by any others in the business affairs of Borrower or such Subsidiary; (vi) a capital maintenance agreement; or
         (vii) any other regulatory action, agreement or understanding involving safety or soundness issues with respect to Borrower or such Subsidiary.

                  (o) James F. Dierberg, Mary W. Dierberg, members of their immediate family, and trusts, partnerships and other organizations of which they have effective voting control shall cease to own in the aggregate at least 51% of the voting shares of the Borrower.

                  Section 8.02   Rights and  Remedies. Upon the occurrence of an
                                 --------------------
Event of Default or at any time thereafter until such Event of Default is cured to the written satisfaction of the Required Lenders, the Agent may, with the consent of the Required Lenders, and shall, upon written request of the Required
Lenders:

                  (a) By notice to the Borrower, declare the Commitments to be terminated, whereupon the same shall forthwith terminate.

                  (b) By notice to the Borrower, declare the entire unpaid principal amount of the Notes then outstanding, all interest accrued and unpaid thereon, and all other amounts payable under this Agreement to be forthwith due and payable, whereupon the Notes, all such accrued interest and all such amounts shall become and be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower.

                  (c) Without notice to the Borrower and without further action, apply (and direct each Lender to apply) any and all money owing by any Lender to the Borrower to the payment of the Notes then outstanding, including interest accrued thereon, and of all other sums then owing by the Borrower hereunder.

                  (d) Exercise any other rights and remedies available to the Agent and the Lenders by law or agreement.

Notwithstanding the foregoing, upon the occurrence of an Event of Default described in Section 8.01(i) or (j) hereof, the entire unpaid principal amount
             ---------------    ---
of the Notes then outstanding, all interest accrued and unpaid thereon, and all other amounts payable under this Agreement shall be immediately due and payable without presentment, demand, protest or notice of any kind.

                  Section 8.03   Offset.  In  addition to the remedies set forth
                                 ------
in Section  8.02,  upon the  occurrence  of any Event of Default and  thereafter
   -------------
while the same be continuing, the Borrower hereby irrevocably authorizes each Lender to set off any Obligations owed to such Lender against all deposits and credits of the Borrower with, and any and all claims of the Borrower against, such Lender. Such right shall exist whether or not such Lender shall have made any demand hereunder or under any other Loan Document, whether or not the Obligations, or any part thereof, or deposits and credits held for the account of the Borrower is or are matured or unmatured, and regardless of the existence or adequacy of any collateral, guaranty or any other security, right or remedy available to such Lender or Lenders. Each Lender agrees that, as promptly as is reasonably possible after the exercise of any such setoff right, it shall notify the Borrower of its exercise of such setoff right; provided, however, that the
                                                     --------  -------
failure of such Lender to provide such notice shall not affect the validity of the exercise of such setoff rights.

                                   ARTICLE IX.

                                    THE AGENT

                  Section 9.01   Authorization.  Each  Lender and  the holder of
                                 -------------
each Note irrevocably appoints and authorizes the Agent to act on behalf of such Lender or holder to the extent provided herein or in any document or instrument delivered hereunder or in connection herewith, and to take such other action as may be reasonably incidental thereto.

                  Section 9.02   Distribution of Payments and Proceeds.
                                 -------------------------------------

                  (a) After  deduction of any costs of collection as hereinafter provided, the Agent shall remit to each Lender that Lender's Percentage of all payments of principal, interest, fees and other amounts for the account of the Lenders that are received by the Agent under the Loan Documents. Each Lender's interest in the Loan Documents shall be payable solely from payments, collections and proceeds actually received by the Agent under the Loan Documents; and the Agent's only liability to the Lenders hereunder shall be to account for each Lender's Percentage of such payments, collections and proceeds in accordance with this Agreement. If the Agent is ever required for any reason to refund any such payments, collections or proceeds, each Lender will refund to the Agent, upon demand, its Percentage of such payments, collections or proceeds, together with its Percentage of interest or penalties, if any, payable by the Agent in connection with such refund. The Agent may, in its sole discretion, make payment to the Lenders in anticipation of receipt of payment from the Borrower. If the Agent fails to receive any such anticipated payment from the Borrower, each Lender shall promptly refund to the Agent, upon demand, any such payment made to it in anticipation of payment from the Borrower, together with interest for each day on such amount until so refunded at a rate equal to the Fed Funds Rate for each such date.

                  (b) Notwithstanding the foregoing, if any Lender has wrongfully refused to fund its Percentage of any Borrowing or other Advance as required hereunder, or if the principal balance of any Lender's Note is for any other reason less than its Percentage of the aggregate principal balances of the Notes then outstanding, the Agent may remit all payments received by it to the other Lenders until such payments have reduced the aggregate amounts owed by the Borrower to the extent that the aggregate amount owing to such Lender hereunder is equal to its Percentage of the aggregate amount owing to all of the Lenders hereunder. The provisions of this paragraph are intended only to set forth certain rules for the application of payments, proceeds and collections in the event that a Lender has breached its obligations hereunder and shall not be deemed to excuse any Lender from such obligations.

                  Section 9.03   Expenses.  All    payments,   collections   and
                                 --------
proceeds received or effected by the Agent may be applied, first, to pay or reimburse the Agent for all costs, expenses, damages and liabilities at any time incurred by or imposed upon the Agent in connection with this Agreement or any other Loan Document (including but not limited to all reasonable attorney's fees, foreclosure expenses and advances made to protect the security of any collateral). If the Agent does not receive payments, collections or proceeds sufficient to cover any such costs, expenses, damages or liabilities within 30 days after their incurrence or imposition, each Lender shall, upon demand, remit to the Agent its Percentage of the difference between (i) such costs, expenses, damages and liabilities, and (ii) such payments, collections and proceeds.

                  Section 9.04   Payments  Received  Directly by Lenders. If any
                                 ---------------------------------------
Lender or other holder of a Note shall obtain any payment or other recovery (whether voluntary, involuntary, by application of offset or otherwise) on account of principal of or interest on any Note other than through distributions made in accordance with Section 9.02, such Lender or holder shall promptly give
                         ------------
notice of such fact to the Agent and shall purchase from the other Lenders or holders such participations in the Notes held by them as shall be necessary to cause the purchasing Lender or holder to share the excess payment or other recovery ratably with each of them; provided, however, that if all or any
                                         --------   -------
portion of the excess payment or other recovery is thereafter recovered from such purchasing Lender or holder, the purchase shall be rescinded and the purchasing Lender restored to the extent of such recovery (but without interest thereon).

                  Section 9.05   Indemnification.   The   Agent   shall  not  be
                                 ---------------
required to do any act hereunder or under any other document or instrument delivered hereunder or in connection herewith or take any action toward the execution or enforcement of the agency hereby created, or to prosecute or defend any suit in respect of this Agreement or the Notes or any documents or instrument delivered hereunder or in connection herewith unless indemnified to its satisfaction by the holders of the Notes against loss, cost, liability and expense; provided, however, that no Lender shall be obligated to indemnify the
          --------   -------
Agent for any portion of any such loss, cost, liability or expense resulting from the gross negligence or willful misconduct of the Agent. If any indemnity furnished to the Agent for any purpose shall, in the opinion of the Agent, be insufficient or become impaired, the Agent may call for additional indemnity and not commence or cease to do the acts indemnified against until such additional indemnity is furnished.

                  Section 9.06   Limitations on Agent's Power.   Notwithstanding
                                 ----------------------------
any other provision of this Agreement, the Agent shall not have the power, without the consent of all of the Lenders, to (i) forgive any indebtedness of the Borrower arising under this Agreement or the Notes, (ii) agree to reduce the rate of interest charged under this Agreement or the commitment fee payable under Section 2.05, (iii) agree to extend the maturity or decrease the amount of
      ------------
any payment due under this Agreement or the Notes, (iv) release any Collateral from the lien created by the Pledge Agreement, the FBA Security Agreement or the Third Party Pledge Agreement, or (v) amend the definition of "Required Lenders" in Section 1.01. In addition, in no event may the Agent increase the total
   -------------
Commitment Amount (being the aggregate sum of all Commitment Amounts of all Lenders) hereunder without the consent of all Lenders or increase or decrease the Commitment Amount of any given Lender without the consent of that Lender.

                  Section 9.07   Exculpation.  The  Agent  shall  be entitled to
                                 -----------
rely upon advice of counsel concerning legal matters, and upon this Agreement, any Loan Document and any schedule, certificate, statement, report, notice or other writing which it believes to be genuine or to have been presented by a proper person. Neither the Agent nor any of its directors, officers, employees or agents shall (a) be responsible for any recitals, representations or warranties contained in, or for the execution, validity, genuineness, effectiveness or enforceability of this Agreement, any Loan Document, or any other instrument or document delivered hereunder or in connection herewith, (b) be responsible for the validity, genuineness, perfection, effectiveness, enforceability, existence, value or enforcement of any collateral security, (c) be under any duty to inquire into or pass upon any of the foregoing matters, or to make any inquiry concerning the performance by the Borrower or any other obligor of its obligations, or (d) in any event, be liable as such for any action taken or omitted by it or them, except for its or their own gross negligence or willful misconduct. The agency hereby created shall in no way impair or affect any of the rights and powers of, or impose any duties or obligations upon, the Agent in its individual capacity.

                  Section  9.08  Agent and  Affiliates. The Agent shall have the
                                 ---------------------
same rights and powers hereunder in its individual capacity as any other Lender, and may exercise or refrain from exercising the same as though it were not the Agent, and the Agent and its affiliates may accept deposits from and generally engage in any kind of business with the Borrower as fully as if the Agent were not the Agent hereunder.

                  Section 9.09   Credit Investigation.  Each Lender acknowledges
                                 --------------------
that it has made such inquiries and taken such care on its own behalf as would have been the case had its Commitment been granted and the Advances made directly by such Lender to the Borrower without the intervention of the Agent or any other Lender. Each Lender agrees and acknowledges that the Agent makes no representations or warranties about the creditworthiness of the Borrower, any Subsidiary or any other party to this Agreement or with respect to the legality, validity, sufficiency or enforceability of this Agreement, any Loan Document, or any other instrument or document delivered hereunder or in connection herewith.

                  Section 9.10   Resignation.  The  Agent  may resign as such at
                                 -----------
any time upon at least 30 days' prior notice to the Borrower and the Lenders. In the event of any resignation of the Agent, the Required Lenders shall as promptly as practicable appoint a successor Agent. If no such successor Agent shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the resigning Agent's giving of notice of resignation, then the resigning Agent may, on behalf of the Lenders, appoint a successor Agent, which shall be a commercial bank organized under the laws of the United States of America or of any State thereof. Upon the acceptance of any appointment as Agent hereunder by a successor Agent, such successor Agent shall thereupon be entitled to receive from the prior Agent such documents of transfer and assignment as such successor Agent may reasonably request and the resigning Agent shall be discharged from its duties and obligations under this Agreement. After any resignation pursuant to this Section, the provisions of this Section shall inure to the benefit of the retiring Agent as to any actions taken or omitted to be taken by it while it was an Agent hereunder.

                  Section 9.11   Assignments.
                                 -----------

                  (a) No Lender may assign any of its rights or obligations under any Loan Document without the prior written consent of the Borrower and the Agent, which consent may not be unreasonably withheld; provided, however, that the consent of the Borrower shall not be
         --------   -------
         required in connection with any such assignment made at any time when a Default or an Event of Default has occurred and is continuing. The aggregate principal amount of the Notes and the portion of the Commitment Amounts so assigned in any assignment shall be not less than $5,000,000, and the assigning Lender shall retain at least $5,000,000 of such Notes and Commitment Amounts for its own account; provided,
                                                                       --------
         however,  that the  foregoing  restriction  shall not apply to a Lender
         -------
         assigning its entire Note and Commitment Amount to a single institution. If the Agent and (if applicable) the Borrower so consent, then, from and after the effective date of any such assignment, the assignee thereunder (an "Additional Lender") shall, to the extent that rights and obligations hereunder have been assigned to it pursuant to such assignment, have the rights and obligations so assigned to it, and the assigning Lender shall, to the extent that rights and obligations have been assigned by it pursuant to such assignment, relinquish its rights and be released from its obligations under this Agreement. Within five business days after any request of the Agent following such assignment, the Borrower will execute and deliver to the Agent new Notes to the order of such assignee in amounts corresponding to the interest in the assigning Lender's rights and obligations under this Agreement acquired by such assignee pursuant to such assignment and, if the assigning Lender has retained an interest in such rights and obligations, new Notes to the order of the assigning Lender in amounts corresponding to such interests retained by it hereunder. Such new Notes shall be in an aggregate principal amount equal to the aggregate principal amount of the Notes to be replaced by such new Notes, shall be dated the effective date of such assignment and shall otherwise be in the form of the Notes to be replaced thereby. Such new Notes shall be issued in substitution for, but not in satisfaction or payment of, the Notes being replaced thereby. The Agent shall bear the cost of preparation of such new Notes. Upon the issuance of such new Notes, the term, "Note", as used herein, shall include all such new Notes issued pursuant to this Section 9.11.
                          ------------

                  (b) Any Lender making an assignment under this Section shall pay the Agent a transfer fee in the amount of $3,000 simultaneous with such assignment.

                  (c) Notwithstanding any other provision of this Agreement, any Lender may at any time create a security interest in all or any portion of its rights under this Agreement and that Lender's Notes in favor of any Federal Reserve Bank in accordance with Regulation A of the Board of Governors of the Federal Reserve System.

                  (d) Except as set forth in this Section 9.11 and the following
                                                  ------------
         Section  9.12,  no Lender may  assign any of its rights or  obligations
         -------------
         under any Loan Document.

                  Section 9.12   Participations. In   addition   to  the  rights
                                 --------------
 granted in Section 9.11, each Lender may grant  participations in  a portion of
            ------------
 its Notes and Commitments to any institutional investor, without the consent of Borrower or the Agent, but only so long as (except in the case of a the participation granted to an affiliate of a Lender, in which case the limitation and qualification set forth in clause (a) and (b) below shall not apply):

                  (a) Within five Bank Business Days after granting any participation, such Lender gives the Agent and the Borrower notice of such participation, including the name, address and telecopier number of the participant and the amount of the Notes and Commitments covered by the participation; and

                  (b) The principal amount of the participations so granted is no less than $5,000,000.

                  No holder of any such participation, other than an affiliate of such Lender, shall be entitled to require such Lender to take or omit to take any action hereunder, except that such Lender may agree with such participant that such Lender will not, without such participant's consent, (i) forgive any indebtedness of the Borrower under this Agreement or the Notes, (ii) agree to reduce the rate of interest charged under this Agreement, or (iii) agree to extend the final maturity of any indebtedness evidenced by the Notes, except as expressly provided by the terms of the Loan Documents. No Lender shall, as between the Borrower and such Lender, be relieved of any of its obligations hereunder as a result of any such granting of a participation. The Borrower hereby acknowledges and agrees that any participant described in this Section will, for purposes of Section 9.04, be considered to be a Lender hereunder
                       -------------
(provided that such participant shall not be entitled to receive any more than the Lender selling such participation would have received had such sale not taken place) and may rely on, and possess all rights under, any opinions, certificates, or other instruments or documents delivered under or in connection with any Loan Document. Except as set forth in this Section 9.12, no Lender may
                                                     ------------
grant any participation in any Loan Document or Commitment.

                  Section  9.13   Disclosure   of   Information.   The  Borrower
                                  -----------------------------
authorizes each Lender and the Agent to disclose to any participant, assignee or Additional Lender (each, a "Transferee") and any prospective Transferee any and all financial and other information in the possession of the Agent or any Lender concerning the Borrower which has been delivered to the Agent or such Lender by the Borrower pursuant to this Agreement or which has been delivered to the Agent or such Lender by the Borrower in connection with the credit evaluation of the Borrower by the Agent or such Lender prior to entering into this Agreement; provided, however, that prior to disclosing such information to a Transferee or
--------   -------
prospective Transferee, the applicable Lender shall obtain from such Transferee or prospective Transferee a confidentiality agreement agreeing that such information shall be used only in connection with such Person's evaluation and, if applicable, administration of its interest in this Agreement and the loans hereunder, and shall not be disclosed to any other person, subject to exceptions permitting disclosure to regulators and auditors, disclosure as required by law or judicial process, and disclosure under such other limited circumstances as that Lender and such Transferee or prospective Transferee may reasonably agree.

                                   ARTICLE X.

                                  MISCELLANEOUS

                  Section 10.01  No Waiver; Cumulative  Remedies.  No failure or
                                 --------------------------------
delay on the part of the Lenders in exercising any right, power or remedy under the Loan Documents shall operate as a waiver thereof; nor shall any Lender's acceptance of payments while any Default or Event of Default is outstanding operate as a waiver of such Default or Event of Default, or any right, power or remedy under the Loan Documents; nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy under the Loan Documents. The remedies provided in the Loan Documents are cumulative and not exclusive of any remedies provided by law.

                  Section 10.02  Amendments,  Etc. No  amendment,  modification,
                                 ----------------
termination or waiver of any provision of any Loan Document or consent to any departure by the Borrower therefrom shall be effective unless the same shall be in writing and signed by the Required Lenders (or, in the case of any action described in Section 9.06, the number of Lenders specified for the applicable
             ------------
action in such Section) and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. No notice to or demand on the Borrower in any case shall entitle the Borrower to any other or further notice or demand in similar or other circumstances.

                  Section 10.03  Notice.  Except as otherwise expressly provided
                                 ------
herein, all notices and other communications hereunder shall be in writing and shall be (i) personally delivered, (ii) transmitted by registered mail, postage prepaid, (iii) sent by Federal Express or similar expedited delivery service, or
(iv) transmitted by telecopy (followed, in the case of any notice from the Agent or a Lender to the Borrower, pursuant to any of Sections 8.02(a), 8.02(b) or
                                                  -----------------   -------
8.03, by a notice transmitted by registered mail, postage prepaid), in each case
----
addressed to the party to whom notice is being given at its address as set forth by its signature below, or, if telecopied, transmitted to that party at its telecopier number set forth by its signature below; or, as to each party, at such other address or telecopier number as may hereafter be designated in a notice by that party to the other party complying with the terms of this Section. All such notices or other communications shall be deemed to have been given on (i) the date received if delivered personally, by mail, or by Federal Express or similar expedited delivery service, or (ii) the date of transmission if delivered by telecopy, except that notices or requests to the Agent or any Lender pursuant to any of the provisions of Article II shall not be effective until received.

                  Section 10.04  Costs and Expenses.  The Borrower agrees to pay
                                 ------------------
on demand (i) all costs and expenses incurred by the Agent in connection with the negotiation, preparation, execution, administration or amendment of the Loan Documents and the other instruments and documents to be delivered hereunder and thereunder, including the reasonable fees and out-of-pocket expenses of counsel for the Agent with respect thereto, whether paid to outside counsel or allocated by in-house counsel, and (ii) all costs and expenses incurred by the Agent or any Lender in connection with the enforcement of the Loan Documents, including the reasonable fees and out-of-pocket expenses of counsel for the Agent or any Lender with respect thereto, whether paid to outside counsel or allocated by in-house counsel.

                  Section 10.05  Indemnification by Borrower.The Borrower hereby
                                 ---------------------------
agrees to indemnify the Agent and the Lenders and each officer, director, employee and agent thereof (herein individually each called an "Indemnitee" and collectively called the "Indemnitees") from and against any and all losses, claims, damages, reasonable expenses (including, without limitation, reasonable attorneys' fees) and liabilities (all of the foregoing being herein called the "Indemnified Liabilities") incurred by an Indemnitee in connection with or arising out of the execution or delivery of this Agreement or any agreement or instrument contemplated hereby, the performance by the parties hereto of their respective obligations hereunder or the use of the proceeds of any Advance (including but not limited to any such loss, claim, damage, expense or liability arising out of any claim in which it is alleged that any Environmental Law has been breached with respect to any activity or property of the Borrower), except for any portion of such losses, claims, damages, expenses or liabilities incurred solely as a result of the gross negligence or willful misconduct of the applicable Indemnitee or the breach of this Agreement or any other Loan Document by that Indemnitee. If and to the extent that the foregoing indemnity may be unenforceable for any reason, the Borrower hereby agrees to make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law. All obligations provided for in this Section shall survive any termination of this Agreement.

                  Section 10.06  Execution in  Counterparts.  This Agreement and
                                 --------------------------
the other Loan Documents may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which counterparts of this Agreement or such other Loan Document, as the case may be, taken together, shall constitute but one and the same instrument.

                  Section 10.07  Binding Effect, Assignment.  The Loan Documents
                                 ---------------------------
shall be binding upon and inure to the benefit of the Borrower and the Lenders and their respective successors and assigns, except that the Borrower shall not have the right to assign its rights thereunder or any interest therein without the prior written consent of each of the Lenders.

                  Section 10.08  Governing Law. The  Loan  Documents   shall  be
                                 -------------
 governed by, and construed in accordance with, the laws of the State of Minnesota.

                  Section  10.09 Consent to  Jurisdiction.  The Borrower and the
                                 ------------------------
Lenders each irrevocably (i) agree that any suit, action or other legal proceeding arising out of or relating to this Agreement or any other Loan Document may be brought in a court of record in Hennepin County in the State of Minnesota or in the Courts of the United States located in such State, (ii) consent to the jurisdiction of each such court in any suit, action or proceeding, (iii) waive any objection which they may have to the laying of venue of any such suit, action or proceeding in any such courts and any claim that any such suit, action or proceeding has been brought in an inconvenient forum, and
(iv) agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

                  Section 10.10  Severability  of  Provisions.  Any provision of
                                 ----------------------------
this Agreement which is prohibited or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof.

                  Section 10.11  Prior Agreements.  This Agreement and the other
                                 ----------------
Loan Documents and related documents described herein restate and supersede in their entirety any and all prior agreements and understandings, oral or written, between any of the Lenders and the Borrower.

                  Section 10.12  Headings. Article and Section  headings in this
                                --------
Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose.

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.



Address:                                FIRST BANKS, INC.
135 North Meramec
Clayton, Missouri 63105
Attention:  Allen H. Blake              By     /s/ Allen H. Blake
                                               ---------------------------------
Telecopier:  (314) 592-6621               Its  President/Chief Operating Officer
                                               ---------------------------------



Address:                                WELLS FARGO BANK MINNESOTA,
MAC:  N9305-071                         NATIONAL ASSOCIATION, as Agent
Sixth Street and Marquette Avenue
Minneapolis, Minnesota 55479
Attention:  Doug Gallun
Telecopier: 612-667-3510                By     /s/ Doug Gallun
                                               ---------------------------------
                                          Its  Vice President
                                               ---------------------------------



            (Signature Page to Secured Credit Agreement Page 1 of 3)

Address:                                WELLS FARGO BANK MINNESOTA
                                        NATIONAL ASSOCIATION, as a Lender
MAC:  N9305-071
Sixth Street and Marquette Avenue
Minneapolis, Minnesota 55479
Attention:  Doug Gallun                 By     /s/Doug Gallun
                                               ---------------------------------
Telecopier: 612-667-3510                   Its Vice President
                                               ---------------------------------

Commitment Amount:  $30,000,000
Percentage: 25.00000%



Address:                                AMERICAN NATIONAL BANK &
                                        TRUST COMPANY OF CHICAGO
120 South LaSalle Street
Chicago, Illinois 60603-3400
Attention: Sunil Mehta                  By     /s/Saunil Mehta
                                               ---------------------------------
Telecopier: (312) 661-9511                 Its Commercial Banking Officer
                                               ---------------------------------

Commitment Amount:  $25,000,000
Percentage:  20.83333%



Address:                                LASALLE BANK NATIONAL ASSOCIATION
One Metropolitan Square
211 North Broadway, Suite 4050
St. Louis, Missouri 63102
Attention: Robert J. Mathias            By     /s/Jay C. Goldner
                                               ---------------------------------
Telecopier: (314) 621-3947                 Its Senior Vice President
                                               ---------------------------------

Commitment Amount:  $20,000,000
Percentage:  16.66667%



Address:                                HARRIS TRUST AND SAVINGS BANK
111 West Monroe Street
Chicago, Illinois 60690-0755
Attention: David J. Konrad              By     /s/David J. Konrad
                                               ---------------------------------
Telecopier: (312) 765-8353                 Its Vice President
                                               ---------------------------------

Commitment Amount:  $15,000,000
Percentage:  12.50000%

            (Signature Page to Secured Credit Agreement Page 2 of 3)

Address:                                 THE NORTHERN TRUST COMPANY
50 South LaSalle Street
Chicago, Illinois 60675
Attention: Thomas E. Bernhardt           By    /s/Thomas E. Bernhardt
                                               ---------------------------------
Telecopier: 312-557-8337                   Its Vice President
                                               ---------------------------------

Commitment Amount:  $10,000,000
Percentage:  8.33333%



Address:                                 UNION BANK OF CALIFORNIA
445 South Figureroa Street
Los Angeles, California 90071
Attention: Dennis A. Cattell             By    /s/Dennis A. Cattell
                                               ---------------------------------
Telecopier: (213) 236-5548                 Its Vice President
                                               ---------------------------------

Commitment Amount:  $10,000,000
Percentage:  8.33333%



Address:                                 SUNTRUST BANK, NASHVILLE
201 Fourth Avenue North
Nashville, Tennessee 37219
Attention: Richard B. Boring             By    /s/Robert E. McNeilly
                                               ---------------------------------
Telecopier: (615) 748-5161                 Its Vice President
                                               ---------------------------------

Commitment Amount:  $10,000,000
Percentage:  8.33333%



            (Signature Page to Secured Credit Agreement Page 3 of 3)

                                                                    EXHIBIT 12.1


                                FIRST BANKS, INC.
                       RATIO OF EARNINGS TO FIXED CHARGES



                                                 As of or for the
                                                 Six Months Ended
                                                     June 30,               As of or for the Year Ended December 31,
                                               --------------------- -------------------------------------------------------
                                                  2001       2000       2000       1999       1998         1997        1996
                                               ---------   --------    -------   --------    -------      ------      ------
                                                                      (dollars expressed in thousands)


   Income before provision for income taxes
     and  minority interest in income of
     subsidiary............................... $ 37,253     47,943     92,635     72,151     54,474       50,380      27,837

   Add back:
         Interest:
             With deposits....................  104,912     88,058    187,679    158,701    162,179      148,831     141,670
             Without deposits.................    5,435      5,026      9,857     13,009     10,124       10,170      16,933
         Rent expense.........................    5,900      4,900     10,700      7,400      5,300        5,000       4,200

   Earnings base:
         With deposits........................  148,065    140,901    291,014    238,252    221,953      204,211     173,707
         Without deposits.....................   48,588     57,869    113,192     92,560     69,898       65,550      48,970

   Fixed charges:
         Including interest on deposits.......  110,812     92,958    198,379    166,101    167,479      153,831     145,870
         Excluding interest on deposits.......   11,335      9,926     20,557     20,409     15,424       15,170      21,133

  Ratio of earnings to fixed charges:
         Including interest on deposits.......     1.34x     1.52x      1.47x      1.43x       1.33x        1.33x       1.19x
         Excluding interest on deposits.......     4.29      5.83       5.51       4.54        4.53         4.32        2.32


                                                                    EXHIBIT 23.1




                          INDEPENDENT AUDITORS' CONSENT



To Board of Directors
First Banks, Inc.:

We consent to the use of our report, included herein and incorporated by reference, and to the reference to our firm under the heading "Experts" in the prospectus.



                                                         /s/ KPMG LLP
                                                         --------------

St. Louis, Missouri
October 12, 2001

                                                                    Exhibit 25.1
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM T-1
                                    --------

                       STATEMENT OF ELIGIBILITY UNDER THE
                        TRUST INDENTURE ACT OF 1939 OF A
                    CORPORATION DESIGNATED TO ACT AS TRUSTEE

                Check if an Application to Determine Eligibility
                   of a Trustee Pursuant to Section 305(b)(2)


    STATE STREET BANK AND TRUST COMPANY OF CONNECTICUT, NATIONAL ASSOCIATION
               (Exact name of trustee as specified in its charter)

                     Connecticut                                 06-1304336
          (Jurisdiction of incorporation or                   (I.R.S. Employer
      organization if not a U.S. national bank)             Identification No.)

         225 Asylum Street, Goodwin Square, Hartford, Connecticut 06103
               (Address of principal executive offices) (Zip Code)

   Maureen Scannell Bateman, Esq. Executive Vice President and General Counsel
                225 Franklin Street, Boston, Massachusetts 02110
                                 (617) 654-3253
            (Name, address and telephone number of agent for service)



                                FIRST BANKS, INC.
               (Exact name of obligor as specified in its charter)

                       MISSOURI                              43-1175538
           (State or other jurisdiction of                (I.R.S. Employer
            incorporation or organization)              Identification No.)

                                135 NORTH MERAMEC
                            ST. LOUIS, MISSOURI 63105
               (Address of principal executive offices) (Zip Code)


                            % SUBORDINATED DEBENTURES

                         (Title of indenture securities)

                                     GENERAL

Item 1.  General Information.

         Furnish the following information as to the trustee:

         (a) Name and address of each examining or supervisory authority to which it is subject.

                  Comptroller of the Currency
                  Treasury Department of the United States
                  Washington, D.C.

                  Board of Governors of the Federal Reserve System Washington, D.C.

                  Federal Deposit Insurance Corporation
                  Washington, D.C.

         (b) Whether it is authorized to exercise corporate trust powers. Trustee is authorized to exercise corporate trust powers.

Item 2.  Affiliations with Obligor.

         If the Obligor is an affiliate of the trustee, describe each such affiliation.

                  The obligor is not an affiliate of the trustee or of its parent, State Street Boston Corporation.

                  (See note on page 2.)

Item 3. through Item 15.   Not applicable.

Item 16. List of Exhibits.

         List below all exhibits filed as part of this statement of eligibility.

         1. A copy of the articles of association of the trustee as now in effect.

                  A copy of the Articles of Association of the trustee as now in effect incorporated herein by reference to Exhibit T-1.1 filed with Form T-1 Statement, Registration No. 33-40617.


         2. A copy of the certificate of authority of the trustee to commence business, if not contained in the articles of association.

                  A copy of the Certificate of the Comptroller of the Currency.

         3. A copy of the authorization of the trustee to exercise corporate trust powers, if such authorization is not contained in the documents specified in paragraph (1) or (2), above.

                  A copy of the Certification of Fiduciary Powers (included in Exhibit 2).

         4. A copy of the existing by-laws of the trustee, or instruments corresponding thereto.

                  A copy of the existing by-laws of the trustee incorporated herein by reference to Exhibit T-1.1 filed with Form T-1 Statement, Registration No. 33-40617.

         5. A copy of each indenture referred to in Item 4. if the obligor is in default.

                  Not applicable.

         6.   The consents of United States institutional trustees required by
         Section 321(b) of the Act.

                  The consent of the trustee required by Section 321(b) of the Act is annexed hereto as Exhibit 6 and made a part hereof.

         7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

                  A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority is annexed hereto as
                  Exhibit 7 and made a part hereof.


                                      NOTES

         In answering any item of this Statement of Eligibility which relates to matters peculiarly within the knowledge of the obligor or any underwriter for the obligor, the trustee has relied upon information furnished to it by the obligor and the underwriters, and the trustee disclaims responsibility for the accuracy or completeness of such information.

         The answer furnished to Item 2. of this statement will be amended, if necessary, to reflect any facts which differ from those stated and which would have been required to be stated if known at the date hereof.



                                    SIGNATURE


         Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, State Street Bank and Trust Company of Connecticut, National Association, a national banking association organized and existing under the laws of the United States, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Boston and The Commonwealth of Massachusetts, on the 1st of October, 2001.


                                          STATE STREET BANK AND TRUST COMPANY OF
                                          CONNECTICUT, NATIONAL ASSOCIATION


                                          By:  /s/ Paul D. Allen
                                               ------------------------------
                                               Paul D. Allen, Vice President

                                 EXHIBIT 1 AND 2


(COMPTROLLER OF THE CURRENCY ADMINISTRATOR OF NATIONAL BANKS--LETTERHEAD)

I,  Eugene A. Ludwig, Comptroller of the Currency, do hereby certify that:

1. The Comptroller of the Currency, pursuant to Revised Statutes 324, et seq., as amended, 12 U.S.C. 1, et seq., as amended, has possession, custody and control of all records pertaining to the chartering, regulation and supervision of all National Banking Associations.

2. "State Street Bank and Trust Company of Connecticut, National Association", Hartford, Connecticut, (Charter No. 22272), is a National Banking Association formed under the laws of the United States and is authorized thereunder to transact the business of banking and exercise Fiduciary Powers on the date of this Certificate.

                                            IN TESTIMONY WHEREOF, I have
                                            hereunto subscribed my name and
                                            caused my seal of office to be
                                            affixed to these presents at the
                                            Treasury Department, in the City of
                                            Washington and District of Columbia,
                                            this 1st day of April, 1998.


                                             /s/ Eugene A. Ludwig
                                            ------------------------------------
                                            Comptroller of the Currency

                                    EXHIBIT 6


                             CONSENT OF THE TRUSTEE

         Pursuant to the requirements of Section 321(b) of the Trust Indenture Act of 1939, as amended, in connection with the proposed issuance by First Banks, Inc. of its % Subordinated Debentures, we hereby consent that reports of examination by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon request therefor.

                                         STATE STREET BANK AND TRUST COMPANY OF
                                         CONNECTICUT, NATIONAL ASSOCIATION


                                    By:  /s/ Paul D. Allen
                                         ------------------------------
                                         Paul D. Allen, Vice President


Dated:  October 1, 2001

                                    EXHIBIT 7

Legal Title of Bank:  State Street Bank and Trust Company of CT, N.A.     Call Date: June 30, 2001
Address:              Goodwin Square, 225 Asylum Street, Floor 29
City, State Zip       Hartford, CT 06103
FDIC Certifcate No.:       33132

Consolidated Report of Condition for Insured Commercial and State-Chartered Savings Banks for March 31, 2000

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.

Schedule RC--Balance Sheet

                                                                                   Thousands of
ASSETS                                                                                Dollars

Cash and balances due from depository institutions:
          Noninterest-bearing balances and currency and coin ......................   17,689
            Interest-bearing balances..............................................        0
Securities:
            Held-to-maturity balances..............................................        0
              Available-for-sale securities........................................        0
            Federal funds sold and securities purchased under agreements to resell.        0
Loans and lease financing receivables:
         Loans and leases, net of unearned income ............         0
         LESS: Allowance for loan and lease losses ...........         0
         LESS: Allocated transfer risk reserve................         0
Loans and leases, net of unearned income, allowance, and reserve ..................        0
Trading assets.....................................................................        0
Premises and fixed assets (including capitalized leases) ..........................      182
Other real estate owned ...........................................................        0
Investments in unconsolidated subsidiaries and associated companies ...............        0
Customers' liability to this bank on acceptances outstanding ......................        0
Intangible assets .................................................................      778
Other assets.......................................................................    3,339
Losses deferred pursuant to 12 U.S.C 1823(j).......................................        0
Total assets and losses deferred pursuant to 12 U.S.C. 1823(j).....................   21,988





Legal Title of Bank:  State Street Bank and Trust Company of CT, N.A.          Call Date: June 30, 2001
Address:              Goodwin Square, 225 Asylum Street, Floor 29
City, State Zip       Hartford, CT 06103
FDIC Certifcate No.:       33132


Schedule RC - Continued


LIABILITIES

Deposits:
         In domestic offices ......................................................        0
                  Noninterest-bearing .............................................        0
                  Interest-bearing ................................................        0
         In foreign offices, Edge and Agreement subsidiaries, and IBFs.............        0
                  Noninterest-bearing .............................................        0
                  Interest-bearing ................................................        0
Federal funds purchased and securities sold under agreements to repurchase ........        0
Demand notes issued to the U.S. Treasury...........................................        0
Trading Liabilities................................................................        0
Other borrowed money ..............................................................        0
         with a remaining maturity of one year or less.............................        0
         with a remaining maturity of more than one year through three years.......        0
         with a remaining maturity of more than three years........................        0
Bank's liability on acceptances executed and outstanding ..........................        0
Other liabilities..................................................................   13,607
Total liabilities..................................................................   13,607

EQUITY CAPITAL

Perpetual preferred stock and related surplus......................................        0
Common stock.......................................................................      500
Surplus............................................................................    2,500
Undivided profits and capital reserves ............................................    5,381
Net unrealized holding gains (losses) on available-for-sale securities.............        0
Accumulated net gains (losses) on cash flow hedges.................................        0
Cumulative foreign currency translation adjustments................................        0
Total equity capital ..............................................................    8,381
Total liabilities, equity capital..................................................   21,988
                                                                                      ======


We, the undersigned directors, attest to the correctness of this statement of resources and liabilities. We declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions and is true and correct.

                                                              Bryan Calder
                                                              Geraldine Walsh
                                                              Chris A. Hayes


I, Chris A. Hayes, Senior Vice President, Director and Chairperson of the Board, of the above named bank do hereby declare that the Report of Condition is true and correct to the best of my knowledge and belief.

                                                              Chris A. Hayes

                                                                    Exhibit 25.2
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM T-1
                                    --------

                       STATEMENT OF ELIGIBILITY UNDER THE
                        TRUST INDENTURE ACT OF 1939 OF A
                    CORPORATION DESIGNATED TO ACT AS TRUSTEE

                Check if an Application to Determine Eligibility
                   of a Trustee Pursuant to Section 305(b)(2)


    STATE STREET BANK AND TRUST COMPANY OF CONNECTICUT, NATIONAL ASSOCIATION
               (Exact name of trustee as specified in its charter)

                     Connecticut                              06-1304336
          (Jurisdiction of incorporation or                (I.R.S. Employer
      organization if not a U.S. national bank)          Identification No.)

         225 Asylum Street, Goodwin Square, Hartford, Connecticut 06103
               (Address of principal executive offices) (Zip Code)

   Maureen Scannell Bateman, Esq. Executive Vice President and General Counsel
                225 Franklin Street, Boston, Massachusetts 02110
                                 (617) 654-3253
            (Name, address and telephone number of agent for service)



                        FIRST PREFERRED CAPITAL TRUST III
               (Exact name of obligor as specified in its charter)

                       DELAWARE                             APPLIED FOR
           (State or other jurisdiction of                (I.R.S. Employer
            incorporation or organization)              Identification No.)

                                135 NORTH MERAMEC
                            ST. LOUIS, MISSOURI 63105
               (Address of principal executive offices) (Zip Code)


                             % PREFERRED SECURITIES

                         (Title of indenture securities)

                                     GENERAL

Item 1.  General Information.

         Furnish the following information as to the trustee:

         (a) Name and address of each examining or supervisory authority to which it is subject.

                  Comptroller of the Currency
                  Treasury Department of the United States
                  Washington, D.C.

                  Board of Governors of the Federal Reserve System Washington, D.C.

                  Federal Deposit Insurance Corporation
                  Washington, D.C.

         (b) Whether it is authorized to exercise corporate trust powers. Trustee is authorized to exercise corporate trust powers.

Item 2.  Affiliations with Obligor.

         If the Obligor is an affiliate of the trustee, describe each such affiliation.

                  The obligor is not an affiliate of the trustee or of its parent, State Street Boston Corporation.

                  (See note on page 2.)

Item 3. through Item 15.   Not applicable.

Item 16. List of Exhibits.

         List below all exhibits filed as part of this statement of eligibility.

         1. A copy of the articles of association of the trustee as now in effect.

                  A copy of the Articles of Association of the trustee as now in effect incorporated herein by reference to Exhibit T-1.1 filed with Form T-1 Statement, Registration No. 33-40617.


         2. A copy of the certificate of authority of the trustee to commence business, if not contained in the articles of association.

                  A copy of the Certificate of the Comptroller of the Currency.

         3. A copy of the authorization of the trustee to exercise corporate trust powers, if such authorization is not contained in the documents specified in paragraph (1) or (2), above.

                  A copy of the Certification of Fiduciary Powers (included in Exhibit 2).

         4. A copy of the existing by-laws of the trustee, or instruments corresponding thereto.

                  A copy of the existing by-laws of the trustee incorporated herein by reference to Exhibit T-1.1 filed with Form T-1 Statement, Registration No. 33-40617.

         5. A copy of each indenture referred to in Item 4. if the obligor is in default.

                  Not applicable.

         6.   The consents of United States institutional trustees required by
         Section 321(b) of the Act.

                  The consent of the trustee required by Section 321(b) of the Act is annexed hereto as Exhibit 6 and made a part hereof.

         7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

                  A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority is annexed hereto as
                  Exhibit 7 and made a part hereof.


                                      NOTES

         In answering any item of this Statement of Eligibility which relates to matters peculiarly within the knowledge of the obligor or any underwriter for the obligor, the trustee has relied upon information furnished to it by the obligor and the underwriters, and the trustee disclaims responsibility for the accuracy or completeness of such information.

         The answer furnished to Item 2. of this statement will be amended, if necessary, to reflect any facts which differ from those stated and which would have been required to be stated if known at the date hereof.



                                    SIGNATURE


         Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, State Street Bank and Trust Company of Connecticut, National Association, a national banking association organized and existing under the laws of the United States, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Boston and The Commonwealth of Massachusetts, on the 1st of October, 2001.


                                        STATE STREET BANK AND TRUST COMPANY OF
                                        CONNECTICUT, NATIONAL ASSOCIATION


                                        By:  /s/ Paul D. Allen
                                             ---------------------------------
                                             Paul D. Allen, Vice President

                                 EXHIBIT 1 AND 2


(COMPTROLLER OF THE CURRENCY ADMINISTRATOR OF NATIONAL BANKS--LETTERHEAD)

I, Eugene A. Ludwig, Comptroller of the Currency, do hereby certify that:

1. The Comptroller of the Currency, pursuant to Revised Statutes 324, et seq., as amended, 12 U.S.C. 1, et seq., as amended, has possession, custody and control of all records pertaining to the chartering, regulation and supervision of all National Banking Associations.

2. "State Street Bank and Trust Company of Connecticut, National Association", Hartford, Connecticut, (Charter No. 22272), is a National Banking Association formed under the laws of the United States and is authorized thereunder to transact the business of banking and exercise Fiduciary Powers on the date of this Certificate.

                                            IN TESTIMONY WHEREOF, I have
                                            hereunto subscribed my name and
                                            caused my seal of office to be
                                            affixed to these presents at the
                                            Treasury Department, in the City of
                                            Washington and District of Columbia,
                                            this 1st day of April, 1998.


                                             /s/ Eugene A. Ludwig
                                            ------------------------------------
                                            Comptroller of the Currency

                                    EXHIBIT 6


                             CONSENT OF THE TRUSTEE

         Pursuant to the requirements of Section 321(b) of the Trust Indenture Act of 1939, as amended, in connection with the proposed issuance by First Preferred Capital Trust III of its % Preferred Securities, we hereby consent that reports of examination by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon request therefor.

                                       STATE STREET BANK AND TRUST COMPANY OF
                                       CONNECTICUT, NATIONAL ASSOCIATION


                                       By:  /s/ Paul D. Allen
                                            -----------------------------------
                                            Paul D. Allen, Vice President


Dated:  October 1, 2001

                                    EXHIBIT 7

Legal Title of Bank:  State Street Bank and Trust Company of CT, N.A.           Call Date: June 30, 2001
Address:              Goodwin Square, 225 Asylum Street, Floor 29
City, State Zip       Hartford, CT 06103
FDIC Certifcate No.:       33132

Consolidated Report of Condition for Insured Commercial and State-Chartered Savings Banks for March 31, 2000

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.

Schedule RC--Balance Sheet

                                                                                        Thousands of
ASSETS                                                                                     Dollars

Cash and balances due from depository institutions:
          Noninterest-bearing balances and currency and coin ........................       17,689
            Interest-bearing balances................................................            0
Securities:
            Held-to-maturity balances................................................            0
             Available-for-sale securities...........................................            0
            Federal funds sold and securities purchased under agreements to resell ..            0
Loans and lease financing receivables:
         Loans and leases, net of unearned income .............         0
         LESS: Allowance for loan and lease losses ............         0
         LESS: Allocated transfer risk reserve.................         0
Loans and leases, net of unearned income, allowance, and reserve ....................            0
Trading assets.......................................................................            0
Premises and fixed assets (including capitalized leases) ............................          182
Other real estate owned .............................................................            0
Investments in unconsolidated subsidiaries and associated companies .................            0
Customers' liability to this bank on acceptances outstanding ........................            0
Intangible assets ...................................................................          778
Other assets.........................................................................        3,339
Losses deferred pursuant to 12 U.S.C 1823(j).........................................            0
Total assets and losses deferred pursuant to 12 U.S.C. 1823(j).......................       21,988



Legal Title of Bank: State Street Bank and Trust Company of CT, N.A.            Call Date: June 30, 2001
Address:             Goodwin Square, 225 Asylum Street, Floor 29
City, State Zip      Hartford, CT 06103
FDIC Certifcate No.:       33132


Schedule RC - Continued


LIABILITIES

Deposits:
         In domestic offices ........................................................            0
                  Noninterest-bearing .................................        0
                  Interest-bearing ....................................        0
         In foreign offices, Edge and Agreement subsidiaries, and IBFs...............            0
                  Noninterest-bearing .................................        0
                  Interest-bearing ....................................        0
Federal funds purchased and securities sold under agreements to repurchase ..........            0
Demand notes issued to the U.S. Treasury.............................................            0
Trading Liabilities..................................................................            0
Other borrowed money ................................................................            0
         with a remaining maturity of one year or less...............................            0
         with a remaining maturity of more than one year through three years.........            0
         with a remaining maturity of more than three years..........................            0
Bank's liability on acceptances executed and outstanding ............................            0
Other liabilities....................................................................       13,607
Total liabilities.....................................................................      13,607

EQUITY CAPITAL

Perpetual preferred stock and related surplus........................................            0
Common stock.........................................................................          500
Surplus..............................................................................        2,500
Undivided profits and capital reserves ..............................................        5,381
Net unrealized holding gains (losses) on available-for-sale securities...............            0
Accumulated net gains (losses) on cash flow hedges...................................            0
Cumulative foreign currency translation adjustments..................................            0
Total equity capital ................................................................        8,381
Total liabilities, equity capital....................................................       21,988
                                                                                            ======


We, the undersigned directors, attest to the correctness of this statement of resources and liabilities. We declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions and is true and correct.

                                                              Bryan Calder
                                                              Geraldine Walsh
                                                              Chris A. Hayes


I, Chris A. Hayes, Senior Vice President, Director and Chairperson of the Board, of the above named bank do hereby declare that the Report of Condition is true and correct to the best of my knowledge and belief.

                                                              Chris A. Hayes

                                                                    Exhibit 25.3
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM T-1
                                    --------

                       STATEMENT OF ELIGIBILITY UNDER THE
                        TRUST INDENTURE ACT OF 1939 OF A
                    CORPORATION DESIGNATED TO ACT AS TRUSTEE

                Check if an Application to Determine Eligibility
                   of a Trustee Pursuant to Section 305(b)(2)


    STATE STREET BANK AND TRUST COMPANY OF CONNECTICUT, NATIONAL ASSOCIATION
               (Exact name of trustee as specified in its charter)

                     Connecticut                            06-1304336
          (Jurisdiction of incorporation or              (I.R.S. Employer
      organization if not a U.S. national bank)        Identification No.)

         225 Asylum Street, Goodwin Square, Hartford, Connecticut 06103
               (Address of principal executive offices) (Zip Code)

   Maureen Scannell Bateman, Esq. Executive Vice President and General Counsel
                225 Franklin Street, Boston, Massachusetts 02110
                                 (617) 654-3253
            (Name, address and telephone number of agent for service)



                                FIRST BANKS, INC.
               (Exact name of obligor as specified in its charter)

                       MISSOURI                            43-1175538
           (State or other jurisdiction of               (I.R.S. Employer
            incorporation or organization)             Identification No.)

                                135 NORTH MERAMEC
                            ST. LOUIS, MISSOURI 63105
               (Address of principal executive offices) (Zip Code)


                                    GUARANTEE

                         (Title of indenture securities)

                                     GENERAL

Item 1.  General Information.

         Furnish the following information as to the trustee:

         (a) Name and address of each examining or supervisory authority to which it is subject.

                  Comptroller of the Currency
                  Treasury Department of the United States
                  Washington, D.C.

                  Board of Governors of the Federal Reserve System Washington, D.C.

                  Federal Deposit Insurance Corporation
                  Washington, D.C.

         (b) Whether it is authorized to exercise corporate trust powers. Trustee is authorized to exercise corporate trust powers.

Item 2.  Affiliations with Obligor.

         If the Obligor is an affiliate of the trustee, describe each such affiliation.

                  The obligor is not an affiliate of the trustee or of its parent, State Street Boston Corporation.

                  (See note on page 2.)

Item 3. through Item 15.   Not applicable.

Item 16. List of Exhibits.

         List below all exhibits filed as part of this statement of eligibility.

         1. A copy of the articles of association of the trustee as now in effect.

                  A copy of the Articles of Association of the trustee as now in effect incorporated herein by reference to Exhibit T-1.1 filed with Form T-1 Statement, Registration No. 33-40617.


         2. A copy of the certificate of authority of the trustee to commence business, if not contained in the articles of association.

                  A copy of the Certificate of the Comptroller of the Currency.

         3. A copy of the authorization of the trustee to exercise corporate trust powers, if such authorization is not contained in the documents specified in paragraph (1) or (2), above.

                  A copy of the Certification of Fiduciary Powers (included in Exhibit 2).

         4. A copy of the existing by-laws of the trustee, or instruments corresponding thereto.

                  A copy of the existing by-laws of the trustee incorporated herein by reference to Exhibit T-1.1 filed with Form T-1 Statement, Registration No. 33-40617.

         5. A copy of each indenture referred to in Item 4. if the obligor is in default.

                  Not applicable.

         6.   The consents of United States institutional trustees required by
         Section 321(b) of the Act.

                  The consent of the trustee required by Section 321(b) of the Act is annexed hereto as Exhibit 6 and made a part hereof.

         7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

                  A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority is annexed hereto as
                  Exhibit 7 and made a part hereof.


                                      NOTES

         In answering any item of this Statement of Eligibility which relates to matters peculiarly within the knowledge of the obligor or any underwriter for the obligor, the trustee has relied upon information furnished to it by the obligor and the underwriters, and the trustee disclaims responsibility for the accuracy or completeness of such information.

         The answer furnished to Item 2. of this statement will be amended, if necessary, to reflect any facts which differ from those stated and which would have been required to be stated if known at the date hereof.



                                    SIGNATURE


         Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, State Street Bank and Trust Company of Connecticut, National Association, a national banking association organized and existing under the laws of the United States, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Boston and The Commonwealth of Massachusetts, on the 1st of October, 2001.


                                        STATE STREET BANK AND TRUST COMPANY OF
                                        CONNECTICUT, NATIONAL ASSOCIATION


                                        By:  /s/ Paul D. Allen
                                             ---------------------------------
                                             Paul D. Allen, Vice President

                                 EXHIBIT 1 AND 2


(COMPTROLLER OF THE CURRENCY ADMINISTRATOR OF NATIONAL BANKS--LETTERHEAD)

I, Eugene A. Ludwig, Comptroller of the Currency, do hereby certify that:

1. The Comptroller of the Currency, pursuant to Revised Statutes 324, et seq., as amended, 12 U.S.C. 1, et seq., as amended, has possession, custody and control of all records pertaining to the chartering, regulation and supervision of all National Banking Associations.

2. "State Street Bank and Trust Company of Connecticut, National Association", Hartford, Connecticut, (Charter No. 22272), is a National Banking Association formed under the laws of the United States and is authorized thereunder to transact the business of banking and exercise Fiduciary Powers on the date of this Certificate.

                                            IN TESTIMONY WHEREOF, I have
                                            hereunto subscribed my name and
                                            caused my seal of office to be
                                            affixed to these presents at the
                                            Treasury Department, in the City of
                                            Washington and District of Columbia,
                                            this 1st day of April, 1998.


                                             /s/ Eugene A. Ludwig
                                            -----------------------------------
                                            Comptroller of the Currency

                                    EXHIBIT 6


                             CONSENT OF THE TRUSTEE

         Pursuant to the requirements of Section 321(b) of the Trust Indenture Act of 1939, as amended, in connection with the proposed issuance by First Banks, Inc. of its Guarantee, we hereby consent that reports of examination by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon request therefor.

                                        STATE STREET BANK AND TRUST COMPANY OF
                                        CONNECTICUT, NATIONAL ASSOCIATION


                                        By:  /s/ Paul D. Allen
                                             ------------------------------
                                             Paul D. Allen, Vice President


Dated:  October 1, 2001

                                    EXHIBIT 7

Legal Title of Bank: State Street Bank and Trust Company of CT, N.A.           Call Date: June 30, 2001
Address:             Goodwin Square, 225 Asylum Street, Floor 29
City, State Zip      Hartford, CT 06103
FDIC Certifcate No.:       33132

Consolidated Report of Condition for Insured Commercial and State-Chartered Savings Banks for March 31, 2000

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.

Schedule RC--Balance Sheet

                                                                                        Thousands of
ASSETS                                                                                     Dollars

Cash and balances due from depository institutions:
          Noninterest-bearing balances and currency and coin ............................   17,689
            Interest-bearing balances....................................................        0
Securities:
            Held-to-maturity balances....................................................        0
             Available-for-sale securities...............................................        0
            Federal funds sold and securities purchased under agreements to resell ......        0
Loans and lease financing receivables:
         Loans and leases, net of unearned income ...............         0
         LESS: Allowance for loan and lease losses ..............         0
         LESS: Allocated transfer risk reserve...................         0
Loans and leases, net of unearned income, allowance, and reserve ........................        0
Trading assets...........................................................................        0
Premises and fixed assets (including capitalized leases) ................................      182
Other real estate owned .................................................................        0
Investments in unconsolidated subsidiaries and associated companies .....................        0
Customers' liability to this bank on acceptances outstanding ............................        0
Intangible assets .......................................................................      778
Other assets.............................................................................    3,339
Losses deferred pursuant to 12 U.S.C 1823(j).............................................        0
Total assets and losses deferred pursuant to 12 U.S.C. 1823(j)...........................   21,988




Legal Title of Bank:  State Street Bank and Trust Company of CT, N.A.          Call Date: June 30, 2001
Address:              Goodwin Square, 225 Asylum Street, Floor 29
City, State Zip       Hartford, CT 06103
FDIC Certifcate No.:       33132


Schedule RC - Continued


LIABILITIES

Deposits:
         In domestic offices ............................................................        0
                  Noninterest-bearing .....................................    0
                  Interest-bearing ........................................    0
         In foreign offices, Edge and Agreement subsidiaries, and IBFs...................        0
                  Noninterest-bearing .....................................    0
                  Interest-bearing ........................................    0
Federal funds purchased and securities sold under agreements to repurchase ..............        0
Demand notes issued to the U.S. Treasury.................................................        0
Trading Liabilities......................................................................        0
Other borrowed money ....................................................................        0
         with a remaining maturity of one year or less...................................        0
         with a remaining maturity of more than one year through three years.............        0
         with a remaining maturity of more than three years..............................        0
Bank's liability on acceptances executed and outstanding ................................        0
Other liabilities........................................................................   13,607
Total liabilities........................................................................   13,607

EQUITY CAPITAL

Perpetual preferred stock and related surplus.............................................       0
Common stock..............................................................................     500
Surplus...................................................................................   2,500
Undivided profits and capital reserves ...................................................   5,381
Net unrealized holding gains (losses) on available-for-sale securities....................       0
Accumulated net gains (losses) on cash flow hedges........................................       0
Cumulative foreign currency translation adjustments.......................................       0
Total equity capital .....................................................................   8,381
Total liabilities, equity capital.........................................................  21,988
                                                                                            ======


We, the undersigned directors, attest to the correctness of this statement of resources and liabilities. We declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions and is true and correct.

                                                              Bryan Calder
                                                              Geraldine Walsh
                                                              Chris A. Hayes


I, Chris A. Hayes, Senior Vice President, Director and Chairperson of the Board, of the above named bank do hereby declare that the Report of Condition is true and correct to the best of my knowledge and belief.

                                                              Chris A. Hayes